As filed with the Securities and Exchange Commission on June 18, 2008	Registration No. 333-

 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

PREMIER FINANCIAL BANCORP, INC.
(Exact Name of Registrant as Specified in Its Charter)

Kentucky	6022	61-1206757
(State or Other Jurisdiction	(Primary Standard Industrial	(I. R. S. Employer
of Incorporation or Organization)	Classification Code Number)	Identification Number)

2883 Fifth Avenue
Huntington, West Virginia 25702
(304) 525-1600

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)
Robert W. Walker
Premier Financial Bancorp, Inc.
2883 Fifth Avenue
Huntington, West Virginia 25702
(304) 525-1600

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)
with copies to:

Thomas J. Murray, Esq.	Alan Schick, Esq.
Daniel J. Konrad, Esq.	Marc P. Levy, Esq.
Huddleston Bolen LLP	Luse Gorman Pomerenk & Schick, P.C.
611 Third Avenue	5335 Wisconsin Avenue, N.W., Suite 400
P.O. Box 2185	Washington, D.C. 20015
Huntington, West Virginia 25722-2185	(202) 274-2000
(304) 691-8398

Approximate date of commencement of proposed sale to the public: as soon as practicable after this registration statement becomes effective.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

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If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.  (Check one):
Large accelerated filer ☐.	Accelerated filer ☐.	Non-accelerated filer ☐.	Smaller reporting company ☑

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)	☐

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to Be Registered	Amount to Be Registered (1)	Proposed Maximum Offering Price Per Unit (2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common Stock, no par value per share	1,545,099 shares		$ 8,970,644	$ 501.00

(1)
The number of shares of common stock, no par value per share of Premier Financial Bancorp, Inc. to be registered pursuant to this Registration Statement represents the maximum number of shares issuable by Premier Financial Bancorp, Inc. upon consummation of the merger of a wholly owned subsidiary of Premier Financial Bancorp, Inc. and Abigail Adams National Bancorp, Inc.

(2)
The proposed maximum aggregate offering price is estimated solely to determine the registration fee and reflects the market price of Abigail Adams National Bancorp, Inc. common stock to be received in connection with the merger, computed in accordance with Rule 457(c) and Rule 457(f) under the Securities Act of 1933, as amended, based upon the average of the high and low sales prices ($ 2.71 and $ 2.47) of Abigail Adams National Bancorp, Inc. common stock as reported on The Nasdaq Global Market on June 12, 2009.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

Premier Financial Bancorp, Inc.	Abigail Adams National Bancorp, Inc.

Joint Proxy Statement/Prospectus
Merger Proposed - Your Vote is Very Important

The board of directors of Premier Financial Bancorp, Inc. and the board of directors of Abigail Adams National Bancorp, Inc. have agreed to a strategic combination of the two companies under the terms of an Agreement of Merger, dated as of December 30, 2008, which is hereafter referred to as the merger agreement.  Upon completion of the merger of a direct, wholly owned subsidiary of Premier Financial Bancorp, Inc. with and into Abigail Adams National Bancorp, Inc., Premier Financial Bancorp, Inc. will acquire Abigail Adams National Bancorp, Inc., and Abigail Adams National Bancorp, Inc. will become a direct, wholly owned subsidiary of Premier Financial Bancorp, Inc.

If the merger is completed, Abigail Adams National Bancorp, Inc. stockholders will have the right to receive 0.4461 shares of Premier Financial Bancorp, Inc. common stock for each share of Abigail Adams National Bancorp, Inc. common stock, with cash paid in lieu of fractional shares.  This exchange ratio is fixed and will not be adjusted to reflect stock price changes prior to closing of the merger.  Based on the closing price of Premier Financial Bancorp, Inc. common stock on the NASDAQ Global Market on December 30, 2008, the last trading day before public announcement of the merger, the 0.4461 exchange ratio represented approximately $3.11 in value for each share of Abigail Adams National Bancorp, Inc. common stock.  Based on such price on _______________, 2009, the latest practicable date before the date of this document, the 0.4461 exchange ratio represented approximately $______ in value for each share of Abigail Adams National Bancorp, Inc. common stock.  Premier Financial Bancorp, Inc. shareholders will continue to own their existing shares of Premier Financial Bancorp, Inc. common stock.

Based on the estimated number of shares of Abigail Adams National Bancorp, Inc. common stock outstanding on __________________, 2009, the record date for the shareholder meetings, Premier Financial Bancorp, Inc. expects to issue approximately 1,545,099 shares of Premier Financial Bancorp, Inc. common stock to Abigail Adams National Bancorp, Inc. stockholders in the merger, and approximately __________ additional shares of Premier Financial Bancorp, Inc. common stock will be reserved for issuance in connection with Abigail Adams National Bancorp, Inc. employee stock options following the merger.  Upon completion of the merger, we estimate that current Abigail Adams National Bancorp, Inc. stockholders will own approximately 19.5% of the combined company and former Premier Financial Bancorp, Inc. shareholders will own approximately 80.5% of the combined company.  Premier Financial Bancorp, Inc. common stock and Abigail Adams National Bancorp, Inc. common stock are both traded on the NASDAQ Global Market under the symbols PFBI and AANB, respectively.

At the special meeting of Abigail Adams National Bancorp, Inc. stockholders, those stockholders will be asked to vote on the approval and adoption of the merger agreement.  At the special meeting of Premier Financial Bancorp, Inc. shareholders, those shareholders will be asked to vote on the issuance of Premier Financial Bancorp, Inc. common stock to Abigail Adams National Bancorp, Inc. stockholders, which is necessary to effect the merger, and an amendment to the articles of incorporation of Premier Financial Bancorp, Inc. to increase the number of shares of authorized Premier Financial Bancorp, Inc. common stock from 10,000,000 to 20,000,000.

We cannot complete the merger unless we obtain the approval of the merger agreement by the stockholders of Abigail Adams National Bancorp, Inc. and the approval to issue Premier Financial Bancorp, Inc. shares in the merger by the shareholders of Premier Financial Bancorp, Inc.   Abigail Adams National Bancorp, Inc. will hold a special meeting of its stockholders on _____________, 2009 at _____ p.m., local time, at Adams National Bank located at 1130 Connecticut Avenue, NW, Suite 200, Washington, D.C. 20036 to consider and vote on this merger proposal.  Premier Financial Bancorp, Inc. will hold a special meeting of its shareholders on ____________ 2009 at _____ p.m., local time, at the Pullman Plaza Hotel located at 1001 Third Avenue, Huntington, West Virginia 25701 to consider and vote on the issuance of Premier Financial Bancorp, Inc. common stock in the merger and the amendment to the articles of incorporation. The merger proposal must be approved by a majority of outstanding shares held by stockholders of Abigail Adams National Bancorp, Inc.  The issuance of common stock must be approved by a majority of outstanding shares held by the shareholders of Premier Financial Bancorp, Inc. (excluding the shares held by Marshall T. Reynolds, Chairman of the Board of Directors of Premier Financial Bancorp, Inc., Robert W. Walker, President and Chief Executive Officer of Premier and Chairman of the Board, President and Chief Executive Officer of Adams, and Neal W. Scaggs, a director of Premier Financial Bancorp, Inc., each of whom are substantial stockholders or an executive officer of Abigail Adams National Bancorp, Inc.).  It is expected that the directors and executive officers of Abigail Adams National Bancorp, Inc. will vote their shares in favor of the merger. As of the voting record date, the total number of shares of Abigail Adams National Bancorp, Inc. common stock held by its directors and executive officers is 686,514 shares or 19.8% of its issued and outstanding common stock. As of the voting record date, the total number of shares of Premier Financial Bancorp, Inc. common stock held by its directors and executive officers is 739,980 shares or 11.6% of its issued and outstanding common stock; (excluding Premier Financial Bancorp, Inc. common stock held by Messrs. Reynolds, Walker and Scaggs, the number of shares held by directors and executive officers is 126,158 shares, or 2% of its issued and outstanding common stock).

At the special meeting of Premier Financial Bancorp, Inc. shareholders, Premier Financial Bancorp, Inc. shareholders will also be asked to vote on an amendment to the articles of incorporation of Premier Financial Bancorp, Inc. to increase the number of shares of authorized Premier Financial Bancorp, Inc. common stock, the approval of which is not a condition to completion of the merger.  The presence of a majority of the outstanding shares of Premier Financial Bancorp, Inc., by person or by proxy, is necessary to constitute a quorum in order to have the special meeting on this proposal.  A favorable vote by a majority of shares voting at the special meeting is required to approve the amendment to the articles of incorporation.

The Board of Directors of Abigail Adams National Bancorp, Inc. (with director Marshall T. Reynolds and President and director Robert W. Walker abstaining) has unanimously determined that the merger and the merger agreement are fair and in the best interests of Abigail Adams National Bancorp, Inc. and its stockholders and recommends that you vote “FOR” adoption of the merger agreement.  The Board of Directors of Premier Financial Bancorp, Inc. (with Messrs. Reynolds, Walker and Scaggs

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abstaining) has unanimously determined that the merger and the merger agreement are fair and in the best interests of Premier Financial Bancorp, Inc. and its shareholders and recommends that you vote “FOR” the issuance of Premier Financial Bancorp, Inc. common stock in the merger and “FOR” the amendment to the articles of incorporation increasing authorized common stock. The merger cannot be completed unless a majority of the issued and outstanding shares of common stock of Abigail Adams National Bancorp, Inc. vote to adopt the merger agreement, and a majority of the issued and outstanding shares of common stock of Premier Financial Bancorp, Inc. (excluding the shares held by Mr. Reynolds, Mr. Walker and Mr. Scaggs) vote to issue Premier Financial Bancorp, Inc. common stock pursuant to the merger agreement. Whether or not you plan to attend the special meeting of stockholders, please take the time to vote by submitting a valid proxy, completing the enclosed proxy card and mailing it in the enclosed envelope. If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote “FOR” adoption of the merger agreement or issuance of Premier Financial Bancorp, Inc. common stock and “FOR” the amendment of the articles of incorporation, as the case may be. If you fail to vote, or you do not instruct your broker how to vote any shares held for you in “street name,” it will have the same effect as voting “AGAINST” the merger or the issuance of Premier Financial Bancorp, Inc. common stock in the merger but will have no effect on the proposed amendment of Premier Financial Bancorp, Inc.’s articles of incorporation (assuming a quorum is present at Premier Financial Bancorp, Inc.’s special meeting), as the case may be.

          You should read this document and all annexes carefully. Before you make a decision on how to vote, you should consider the “Risk Factors” beginning on page 19 of this document.

Karen E. Troutman	Brien M. Chase
Senior Vice President and Chief Financial Officer	Senior Vice President and Chief Financial Officer
Abigail Adams National Bancorp, Inc.	Premier Financial Bancorp, Inc.

          Neither the Securities and Exchange Commission, nor any bank regulatory agency, nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this document. Any representation to the contrary is a criminal offense. The securities offered through this document are not savings accounts, deposits or other obligations of a bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

          The date of this joint proxy statement/prospectus is ___________________, 2009 and it is first being mailed to Premier Financial Bancorp, Inc. shareholders and Abigail Adams National Bancorp, Inc. stockholders on or about ____________________, 2009.

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ABIGAIL ADAMS NATIONAL BANCORP, INC.
1130 Connecticut Avenue, NW, Suite 200
Washington, D.C. 20036

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
To Be Held On ________________ ___, 2009

Dear Stockholders of Abigail Adams National Bancorp, Inc.

We are pleased to invite you to attend the special meeting of stockholders of Abigail Adams National Bancorp, Inc. (“Adams”), a Delaware corporation, which will be held at the offices of Adams National Bank, 1130 Connecticut Avenue, NW, Suite 200, Washington, D.C. 20036, on _______________, ____________ ___, 2009 at _____ __.m. for the purpose of considering and voting upon the following:

1.
A proposal to approve and adopt the Agreement of Merger dated as of December 30, 2008 and First Amendment to Agreement of Merger dated _______________, 2009, by and among Premier Financial Bancorp, Inc. (“Premier”), Adams and AANB Acquisition Corp., a wholly owned subsidiary of Premier (hereinafter the “merger agreement”) and the transactions contemplated thereby. The merger agreement provides that Adams will merge with the subsidiary of Premier, upon the terms and subject to the conditions set forth in the merger agreement, copies of which are jointly attached as Annex I to the joint proxy statement/prospectus accompanying this notice.

2.
A proposal to adjourn the meeting to a later date or dates, if necessary, to permit further solicitation of additional proxies in the event there are not sufficient votes at the time of the meeting to approve the matters to be considered by the stockholders at the meeting, as more fully described in the accompanying joint proxy statement/prospectus.

3.	Such other matters as may properly come before the special meeting.

Our board of directors has determined that the terms of the merger are fair to and in the best interests of Adams and our stockholders, has approved and adopted the merger agreement, and recommends that Adams’ stockholders vote “FOR” the approval and adoption of the merger agreement and the transactions contemplated thereby and “FOR” the proposal to adjourn the special meeting.

Our board of directors has fixed the close of business on _____________, 2009 as the record date for determination of our stockholders entitled to receive notice of and to vote at the special meeting. The special meeting may be adjourned or postponed from time to time upon approval of our stockholders without any notice other than by announcement at the special meeting of the adjournment or postponement thereof, and any and all business for which notice is hereby given may be transacted at such adjourned or postponed special meeting.

The presence of a majority of the outstanding shares of Adams common stock, in person or by proxy, is necessary to constitute a quorum in order to have a special meeting.  The affirmative vote of the holders of a majority of the outstanding shares of our common stock on the record date is required to approve and adopt the merger agreement. Please complete, date, sign and promptly return the enclosed proxy card, which is solicited by your board of directors, in the enclosed envelope, whether or not you expect to attend the special meeting. You may revoke the proxy at any time before its exercise by delivering to us a written notice of revocation, by delivering to us a duly executed proxy card bearing a later date or by voting in person at the special meeting. Failure to return a properly executed proxy card, or to vote at the special meeting, will have the same effect as a vote against the merger agreement and the transactions contemplated thereby.

__________________, 2009                                                                                                By Order of the Board of Directors

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PREMIER FINANCIAL BANCORP, INC.
2883 Fifth Avenue
Huntington, WV 25702
(304) 525-1600

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
To Be Held On _______________, 2009

Dear Shareholders of Premier Financial Bancorp, Inc.:

We are pleased to invite you to attend the special meeting of the shareholders of Premier Financial Bancorp, Inc. (“Premier”), a Kentucky corporation, which will be held at the Pullman Plaza Hotel, 1001 Third Avenue, Huntington, West Virginia, on ____________, 2009, at _____ a.m., local time, for the purpose of considering and voting upon the following:

1.
A proposal to approve the issuance of Premier common stock, no par value per share, in connection with the merger contemplated by the Agreement of Merger, dated as of December 30, 2008 and First Amendment to Agreement of Merger dated _________________2009, by and among Premier, Abigail Adams National Bancorp, Inc. (“Adams”) and AANB Acquisition Corp., a wholly owned subsidiary of Premier (hereinafter the “merger agreement”), copies of which are jointly attached as Annex I to the joint proxy statement/prospectus accompanying this notice;

2.	A proposal to amend the articles of incorporation of Premier to increase the authorized number of shares of Premier common stock from 10,000,000 to 20,000,000; and

3.
A proposal to adjourn the meeting to a later date or dates, if necessary, to permit further solicitation of additional proxies in the event there are not sufficient votes at the time of the meeting to approve the matters to be considered at the meeting, as more fully described in the accompanying joint proxy statement/prospectus.

4.	Such other matters as may properly come before the special meeting.

Please refer to the attached joint proxy statement/prospectus for further information with respect to the business to be transacted at the Premier special meeting.

Holders of record of shares of Premier common stock at the close of business on ________________, 2009, are entitled to vote at the special meeting and any adjournment or postponement of the special meeting. A list of these shareholders will be available at the special meeting for inspection by any Premier shareholder, for any purpose germane to such meeting.

Your board recommends that you vote “FOR” the proposals listed above. We need your vote for the issuance of Premier common stock to complete the merger. Whether or not you plan to attend the special meeting, please complete, sign and date the enclosed proxy card and return it promptly in the enclosed envelope. If you neither return your card nor vote in person, the effect will be to vote against the issuance of Premier common stock in the merger.  The presence of a majority of the outstanding shares of Premier common stock, in person or by proxy, is necessary to constitute a quorum in order to have a special meeting.  The issuance of common stock must be approved by a majority of outstanding shares held by the shareholders of Premier (excluding the shares held by Marshall T. Reynolds, Chairman of the Board of Directors of Premier, Robert W. Walker, President and Chief Executive Officer of Premier and Neal W. Scaggs, a director of Premier, each of whom are stockholders or an executive officer of Adams).  The amendment to Premier’s articles of incorporation to increase the number of shares of authorized common stock must be approved by a majority of shares voting at the special meeting, assuming a quorum is present.

____________________, 2009                                                                                     By Order of the Board of Directors

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Risk Factors		205
Directors, Executive Officers and Corporate Governance		208
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - MARCH 31, 2009		217
DESCRIPTION OF PREMIER COMMON STOCK		226
General		226
Common Stock		226
Preemptive Rights		227
Certain Provisions of the Bylaws		227
Shares Eligible for Future Sale		228
COMPARATIVE RIGHTS OF SHAREHOLDERS		229
LEGAL MATTERS		234
EXPERTS		234
WHERE YOU CAN FIND MORE INFORMATION		234
OTHER MATTERS		236
INDEX TO FINANCIAL STATEMENTS		F - 1
PREMIER CONSOLIDATED FINANCIAL STATEMENTS - December 31, 2008, 2007 and 2006 (Audited)		F - 2
PREMIER CONSOLIDATED FINANCIAL STATEMENTS - March 31, 2009 (Unaudited)		F - 50
ADAMS CONSOLIDATED FINANCIAL STATEMENTS - December 31, 2008, 2007 and 2006 (Audited)		F - 69
ADAMS CONSOLIDATED FINANCIAL STATEMENTS - March 31, 2009 (Unaudited)		F - 114
Annex I -	Agreement of Merger dated as of December 30, 2008, between Premier Financial Bancorp, Inc. and Abigail Adams National Bancorp, Inc. and First Amendment to Agreement of Merger dated as of June 16, 2009
Annex II -	Opinion of Baxter Fentriss and Company
Annex III -	Opinion of RP Financial, L.C.

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ADDITIONAL INFORMATION

This document incorporates important business and financial information about Premier from other documents that are not included in or delivered with this document. This information is available to you without charge upon your request. You can obtain the documents incorporated by reference into this document by requesting them in writing or by telephone from the appropriate company at the following address and telephone number:

Premier Financial Bancorp, Inc.
2883 Fifth Avenue
Huntington, WV 25701
(304) 525-1600

If you would like to request any documents, please do so by ____________, 2009 in order to receive them before the shareholder meetings.

For more information, see “Where You Can Find More Information” beginning on page 234.

ABOUT THIS DOCUMENT

This document, which forms part of a registration statement on Form S-4 filed with the Securities and Exchange Commission (“SEC”) by Premier, constitutes a prospectus of Premier under the Securities Act of 1933, as amended, which we refer to as the Securities Act, with respect to the shares of Premier common stock to be issued to Adams stockholders as required by the merger agreement. This document also constitutes a joint proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. It also constitutes a notice of meeting with respect to the special meeting of Premier shareholders, at which Premier shareholders will be asked to vote (i) upon a proposal to authorize the issuance of shares of Premier common stock required to be issued to Adams stockholders pursuant to the merger agreement and (ii) a proposal to amend the Premier articles of incorporation to increase the number of shares of authorized Premier common stock, and a notice of meeting with respect to the special meeting of Adams stockholders, at which Adams stockholders will be asked to vote upon a proposal to adopt the merger agreement.

You should rely only on the information contained herein or incorporated by reference into this document. No one has been authorized to provide you with information that is different from the information contained in, or incorporated by reference into, this document. This document is dated ______________, 2009. You should not assume that the information contained in this document is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this document is accurate as of any date other than the date of such incorporated document. Neither the mailing of this document to Premier shareholders or Adams stockholders nor the issuance by Premier of common stock in connection with the merger will create any implication to the contrary.

This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this document regarding Premier has been provided by Premier and information contained in this document regarding Adams has been provided by Adams.

QUESTIONS AND ANSWERS ABOUT VOTING PROCEDURES
FOR THE SPECIAL MEETINGS

The following are some questions that you, as a shareholder of Premier or stockholder of Adams, may have regarding the merger and the other matters being considered at the special meetings and the answers to those questions. Premier and Adams urge you to read carefully the remainder of this document because the information in this section does not provide all the information that might be important to you with respect to the merger and the other matters being considered at the special meetings. Additional important information is also contained in the annexes to and the documents incorporated by reference into this document.

Q:       Why am I receiving this document?

A:
Premier and Adams have agreed to combine under the terms of a merger agreement that is described in this document. A copy of the merger agreement and amendment thereto is attached to this document as Annex I.

In order to complete the merger, Premier shareholders must vote to approve the issuance of shares of Premier common stock in connection with the merger, and Adams stockholders must vote to adopt the merger agreement.

In addition, Premier shareholders are being asked to vote on a proposal to amend the Premier articles of incorporation, which we refer to as the Premier articles of incorporation. The amendment proposal is to increase the authorized number of shares of Premier common stock from 10,000,000 to 20,000,000. The amendment is not required to complete the merger.

In addition, both Premier and Adams shareholders will be asked to vote on a proposal to adjourn their special meetings to a later date or dates, if necessary, to permit further solicitation of proxies in the event there are not sufficient votes at the time of the meetings to approve the matters to be considered by the shareholders.

Premier and Adams will hold separate special meetings to obtain these approvals. This document contains important information about the merger and the meetings of the shareholders of Premier and stockholders of Adams, and you should read it carefully. The enclosed voting materials allow you to vote your shares without actually attending your respective shareholder meeting.

Your vote is important. We encourage you to vote as soon as possible.

Q:       When and where will the shareholder meetings be held?

A:
The Premier special meeting will be held at 2883 5th Avenue, Huntington, West Virginia on ______________, 2009, at _____ a.m., local time. The Adams special meeting will be held at the Adams National Bank, 1130 Connecticut Avenue, NW, Suite 200, Washington, D.C., on ____________, 2009, at ____ a.m., local time.

Q:       How do I vote?

A:
If you are a shareholder of record of Premier as of the record date for the Premier special meeting or a stockholder of record of Adams as of the record date for the Adams special meeting, you may vote in person by attending your special meeting or, to ensure your shares are represented at the meeting, you may vote by signing and returning the enclosed proxy card in the postage-paid envelope provided.

If you hold Premier shares or Adams shares in the name of a bank, broker or other nominee, please follow the voting instructions provided by your bank, broker or other nominee to ensure that your shares are represented at your shareholder meeting.

Q:       What vote is required to approve each proposal?

A:
Premier.  The proposal at the Premier special meeting to approve the issuance of shares of Premier common stock in the merger requires the affirmative vote of holders of a majority of outstanding shares of Premier (excluding the shares held by Marshall T. Reynolds, Chairman of the Board of Directors of Premier, Robert W. Walker, President and Chief Executive Officer of Premier and Neal W. Scaggs, a director of Premier, each of whom beneficially owns significant amounts of Adams common stock or are employed by Adams).

The Premier articles of incorporation amendment proposal requires the affirmative vote of holders of a majority of shares voting at the special meeting, assuming a quorum is present.

Adams.  The proposal at the Adams special meeting to adopt the merger agreement requires the affirmative vote of holders of a majority of the outstanding shares of Adams common stock entitled to vote on the proposal.

Each of the special meetings may be adjourned, if necessary, to solicit additional proxies in the event there are not sufficient votes at the time of the special meeting to approve the proposals.  The affirmative vote of the holders of a majority of the common shares represented, in person or by proxy, at these special meetings is required to adjourn such special meeting.

Q:	Why are Premier shareholders voting to approve the issuance of shares of Premier common stock in the merger?

A:
Premier shares are traded on the NASDAQ Global Market.  NASDAQ rules require Premier shareholders to approve the issuance of Premier shares in connection with (i) the acquisition of stock of Adams if any director, officer or substantial shareholder of Premier has a 5% or greater interest in Adams or the consideration to be paid in the merger and the issuance of common stock could result in an increase in outstanding shares of Premier common stock of 5% or more, or (ii) Premier will issue common stock equal to or in excess of 20% of the number of shares of Premier common stock outstanding before the issuance.

Marshall T. Reynolds, Chairman of the Board of Directors and beneficial owner of 8.8% of outstanding Premier common stock, is the beneficial owner of 17.3% of Adams common stock outstanding.  Furthermore, the number of shares of Premier common stock to be issued in the merger is in excess of 20% of the number of such shares outstanding before the issuance.  The NASDAQ rules accordingly require approval of the issuance of Premier shares in the merger by Premier shareholders.

Additionally, the Kentucky Business Corporation Act governing conflicts of interest (a transaction in which a director of the corporation has an interest in the transaction) provides that such a transaction is not voidable by the corporation if any one of the following apply:

(a)	The material facts of the transaction and the director’s interest were disclosed to the board of directors and the board of directors approved the transaction; or

(b)	The material facts of the transaction and the director’s interest were disclosed to the shareholders and the shareholders approved the transaction; or

(c)	The transaction was fair to the corporation.

Marshall T. Reynolds’, Robert W. Walker’s and Neal W. Scaggs’ beneficial ownership of Adams common stock, Marshall T. Reynolds’ position as a director of Adams and Robert W. Walker’s position as an Adams director and executive officer were disclosed to the Premier board, which approved the transaction by unanimous vote of the disinterested directors.  Baxter Fentriss and Company, financial advisor to Premier, has determined that the merger is fair to Premier.  However, Premier’s board of directors determined that Premier’s shareholders should be apprised of the interests of Messrs. Reynolds, Scaggs and Walker in connection with the proposal to issue Premier shares in the merger and be afforded the opportunity to vote on the matter without including Messrs. Reynolds’, Walker’s and Scaggs’ shares in the vote.

Under the Kentucky Business Corporation Act, the parties to the merger are Adams and AANB Acquisition Corp., a wholly owned subsidiary of Premier incorporated solely to effectuate the acquisition of Adams.  Only shareholders of the parties to the merger are entitled to vote on the merger.  Accordingly, only Adams’ stockholders and Premier, as the sole shareholder of AANB Acquisition Corp., are entitled to vote on the merger.

Q:       How many votes do I have?

A:	Premier. You are entitled to one vote for each share of Premier common stock that you owned as of the record date.

As of the close of business on ________________, 2009, there were approximately 6,392,772 outstanding shares of Premier common stock.  As of that date, approximately 11.6% of the outstanding shares of Premier common stock were beneficially owned by directors and executive officers of Premier.  Marshall T. Reynolds, Robert W. Walker and Neal W. Scaggs beneficially own a total of 613,822 shares of Premier common stock, or 9.6% of all outstanding shares and 83% of the outstanding shares owned by directors and executive officers.  These shares will not be counted in the vote to approve the issuance of Premier shares in the merger.

Adams.  You are entitled to one vote for each share of Adams common stock that you owned as of the record date.

As of the close of business on _____________, 2009, there were approximately 3,463,569 outstanding Adams common shares. As of that date, 19.8% of the outstanding common stock of Adams entitled to vote was owned by its directors and executive officers and their affiliates.

Q:       What will happen if I fail to vote or I abstain from voting?

A:
Premier.  If you are a Premier shareholder and fail to vote, fail to instruct your bank, broker or other nominee to vote or abstain from voting, it will have the same effect as a vote against the proposal to approve the issuance of shares of Premier common stock in the merger and the proposal to amend Premier’s articles of incorporation.

Adams.  If you are an Adams stockholder and fail to vote, fail to instruct your bank, broker or other nominee to vote or abstain from voting, it will have the same effect as a vote against the proposal to adopt the merger agreement.

Premier and Adams.  Assuming a quorum is present, the failure to vote, however, will have no effect on the proposal to approve the adjournment of the respective special meetings, if necessary, to solicit additional proxies.

Q:       What constitutes a quorum?

A:
Premier.  Shareholders who hold at least a majority of the outstanding shares of Premier common stock as of the close of business on the record date and who are entitled to vote must be present or represented by proxy in order to constitute a quorum to conduct the Premier special meeting.

For purposes of determining a quorum on the proposal to issue Premier shares in the merger, shares held by Messrs. Reynolds, Walker and Scaggs are not counted in determining a quorum, as they are not counted in determining the vote on that proposal.  Such shares can be voted on the proposal to amend Premier’s articles of incorporation and therefore are counted in determining a quorum with respect to that proposal.

Adams.  Stockholders who hold at least a majority of the outstanding shares of Adams common stock as of the close of business on the record date and who are entitled to vote must be present or represented by proxy in order to constitute a quorum to conduct the Adams special meeting.

Q:	If my shares are held in street name by my broker, will my broker vote my shares for me?

A:
If you hold your shares in a stock brokerage account or if your shares are held by a bank or nominee (that is, in street name), you should provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your bank or broker. Please note that you may not vote shares held in street name by returning a proxy card directly to Premier or Adams or by voting in person at your special meeting unless you provide a “legal proxy,” which you must obtain from your bank or broker. Further, brokers who hold shares of Premier common stock or Adams common stock on behalf of their customers may not give a proxy to Premier or Adams to vote those shares without specific instructions from their customers.

If you are a Premier shareholder and you do not instruct your broker on how to vote your shares, your broker may not vote your shares on the proposal to approve the issuance of shares of Premier common stock in the merger or the proposal to amend Premier’s articles of incorporation, which will have the same effect as a vote against the proposal to approve the issuance of shares of Premier common stock in the merger and the proposal to amend the articles of incorporation.

If you are an Adams stockholder and you do not instruct your broker on how to vote your shares, your broker may not vote your shares on the proposal to adopt the merger agreement, which will have the same effect as a vote against the proposal to adopt the merger agreement.

Q:       What will happen if I return my proxy card without indicating how to vote?

A:
If you sign and return your proxy card without indicating how to vote on any particular proposal, the Premier common stock or Adams common stock represented by your proxy will be voted in favor of that proposal.

Q:       Can I change my vote after I have returned a proxy or voting instruction card?

A:	Yes. You can change your vote at any time before your proxy is voted at your special meeting. You can do this in one of three ways:

•           you can send a signed notice of revocation;

•           you can grant a new, valid proxy bearing a later date; or

•
if you are a holder of record, you can attend your special meeting and vote in person, which will automatically cancel any proxy previously given, or you may revoke your proxy in person, but your attendance alone will not revoke any proxy that you have previously given.

If you choose either of the first two methods, you must submit your notice of revocation or your new proxy to the Secretary of Premier or Secretary of Adams, as appropriate, no later than the beginning of the applicable special meeting. If your shares are held in street name by your bank or broker, you should contact your broker to change your vote.

Q:       Do I have the appraisal rights with respect to the merger?

A.
No, Adams stockholders do not have appraisal rights with respect to the merger, nor do Premier shareholders have appraisal rights with respect to the proposal to issue Premier common stock in the merger or the proposal to amend Premier’s charter.

Q:	What are the material United States federal income tax consequences of the merger to U.S. holders of Adams common shares?

A:
The merger is intended to be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, which we refer to as the Code. Assuming the merger qualifies as such a reorganization, a U.S. holder of Adams common shares generally will not recognize any gain or loss upon receipt of shares of Premier common stock solely in exchange for Adams common shares in the merger, except with respect to any cash received in lieu of a fractional share of Premier common stock.  Premier shareholders will have no income tax consequences.  See “The Issuance of Premier Shares and the Merger — Certain Federal Income Tax Consequences of the Merger” beginning on page 98.

Q:       When do you expect the merger to be completed?

A:
Premier and Adams are working to complete the merger in the third quarter of 2009. However, the merger is subject to various federal and state regulatory approvals and other conditions, and it is possible that factors outside the control of both companies could result in the merger being completed at a later time, or not at all. There may be a substantial amount of time between the respective Premier and Adams special meetings and the completion of the merger. Premier and Adams hope to complete the merger as soon as reasonably practicable.

Q:       What do I need to do now?

A:	Carefully read and consider the information contained in and incorporated by reference into this document, including its annexes.

In order for your shares to be represented at your special meeting:

•	you can indicate on the enclosed proxy card how you would like to vote and return the proxy card in the accompanying pre-addressed postage paid envelope.

•	you can follow the voting instructions provided by your bank, broker or other nominee directing it how to vote your shares

•	you can attend your special meeting and vote in person.

Q:       Do I need to do anything with my shares of Adams or Premier common stock now?

A:
No. Please do not send in your Adams share certificates with your proxy card.  Should the merger be approved, at a later date, Premier’s exchange agent will mail to you a Transmittal Form that you should use to surrender your Adams share certificates.  You should not surrender your Adams share certificates for exchange until you receive the Transmittal Form from the exchange agent.

If you are a Premier shareholder, you are not required to take any action with respect to your Premier stock certificates.

Q:       Who can help answer my questions?

A:
Premier shareholders or Adams stockholders who have questions about the merger or the other matters to be voted on at the shareholder meetings or desire additional copies of this document or additional proxy cards should contact:

if you are a Premier shareholder:

Brien M. Chase, Senior Vice
President and Chief Financial Officer
Premier Financial Bancorp, Inc.
2883 Fifth Avenue
Huntington, WV 25702
Phone: (304) 525-1600
Fax: (304) 525-9701

if you are an Adams stockholder:

Karen E. Troutman
Senior Vice President and Chief Financial Officer
Abigail Adams National Bancorp, Inc.
1130 Connecticut Avenue, NW, Suite 200
Washington, DC 20036
Phone: (202) 772-3600
Fax:  (202) 659-4980

SUMMARY

This summary highlights information contained elsewhere in this document and may not contain all the information that is important to you. Premier and Adams urge you to read carefully the remainder of this document, including the attached annexes, and the other documents to which we have referred you because this section does not provide all the information that might be important to you with respect to the merger and the other matters being considered at each special meeting. See also the section entitled “Where You Can Find More Information” on page 234. We have included page references to direct you to a more complete description of the topics presented in this summary.

The Companies

Premier (See page 102)

Premier Financial Bancorp, Inc.
2883 Fifth Avenue
Huntington, West Virginia 25702
(304) 525-1600

Premier is a multi-bank holding company that, as of December 31, 2008, operated nine banking offices in Kentucky, three banking offices in Ohio and 13 banking offices in West Virginia.  At December 31, 2008, Premier had total consolidated assets of $724.5 million, net loans of $458.6 million, total consolidated deposits of $589.2 million and total consolidated shareholders’ equity of $89.4 million.  The banking subsidiaries of Premier consist of Citizens Deposit Bank & Trust, Vanceburg, Kentucky; Farmers Deposit Bank, Eminence, Kentucky; Ohio River Bank, Ironton, Ohio; First Central Bank, Inc., Philippi, West Virginia; Boone County Bank, Inc., Madison, West Virginia; and Traders Bank, Inc., Ravenswood, West Virginia (hereinafter the “Premier Banks”).

The headquarters of Premier is located at 2883 Fifth Avenue, Huntington, West Virginia.

Adams (See page 166)

Abigail Adams National Bancorp, Inc.
1130 Connecticut Avenue, N.W.
Suite 200
Washington, DC 20036
Telephone: (202) 772-3600

Adams is a Delaware-chartered corporation and bank holding company that conducts business through its two wholly-owned bank subsidiaries, The Adams National Bank (“ANB”) and Consolidated Bank & Trust Company (“CBT”) (collectively, the “Adams Banks”).  ANB serves the nation’s capital through six full-service offices located in Washington, D.C. and Maryland. CBT serves the Richmond and Hampton, Virginia market areas through two full-service offices.

 AANB Acquisition Corp. (See page 67)

AANB Acquisition Corp., a wholly owned subsidiary of Premier, is a Delaware corporation formed on January 26, 2009 for the purpose of effecting the merger. Upon completion of the merger, AANB Acquisition Corp. will be merged with and into Adams and the name of the resulting company will be Abigail Adams National Bancorp, Inc.

AANB Acquisition Corp. has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement, including the preparation of applicable regulatory filings in connection with the merger.

The Merger and the Merger Agreement (See Annex I)

A copy of the merger agreement is attached as Annex I to this document. Premier and Adams encourage you to read the entire merger agreement carefully because it is the principal document governing the merger.

Form of Merger (See page 67)

Subject to the terms and conditions of the merger agreement, at the effective time of the merger, AANB Acquisition Corp., a direct, wholly owned subsidiary of Premier formed for the purposes of the merger, will be merged with and into Adams. Adams will survive the merger as a direct, wholly owned subsidiary of Premier.

Consideration to be Received in the Merger; Treatment of Stock Options and Other Equity-Based Awards (See pages 67 and 84)

Upon completion of the merger, Adams stockholders will receive 0.4461 shares of Premier common stock for each share of Adams common stock they hold, with cash paid in lieu of fractional shares. The exchange ratio is fixed and will not be adjusted for changes in the market value of the common stock of Adams or Premier. Because of this, the implied value of the consideration to Adams stockholders will fluctuate between now and the completion of the merger. Based on the closing price of Premier common stock on the NASDAQ Global Market, of $6.97 on December 30, 2008, the last trading day before public announcement of the merger, the 0.4461 exchange ratio represented approximately $3.11 in value for each share of Adams common stock. Based on the closing price of Premier common stock on the NASDAQ Global Market on ______________, 2009, the latest practicable date before the date of this document, the 0.4461 exchange ratio represented approximately $_____ in value for each share of Adams common stock.

Upon completion of the merger, outstanding stock options to purchase Adams common stock granted pursuant to Adams’ equity plans will be converted into stock options to acquire shares of Premier common stock.  The number of shares of Adams common stock to be subject to the continuing options shall be equal to the product of the number of shares of Adams common stock subject to the Adams options and 0.4461, provided that any fractional shares of Premier common stock resulting from such multiplication shall be rounded down to the nearest share.  The exercise price per share of Premier common stock under the options shall be equal to the exercise price per share of Adams common stock under the Adams options divided by 0.4461, provided that such exercise price shall be rounded up to the nearest cent.

Material U.S. Federal Income Tax Consequences of the Merger (See page 98)

The merger is intended to be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. Assuming the merger qualifies as such a reorganization, a U.S. holder of Adams common shares generally will not recognize any gain or loss upon receipt of shares of Premier common stock solely in exchange for Adams common shares in the merger, but will recognize gain or loss with respect to cash received in lieu of a fractional share of Premier common stock. It is a condition to the completion of the merger that Premier and Adams receive written opinions from their respective counsel to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.  Premier shareholders will have no income tax consequences in the merger.

Tax matters are very complicated and the tax consequences of the merger to each Adams stockholder will depend on such stockholder’s particular facts and circumstances. Adams stockholders are urged to consult their tax advisors to understand fully the tax consequences to them of the merger.

Recommendations of the Premier Board of Directors (See pages 72 and 73)

After careful consideration, the Premier board of directors, on December 23, 2008, with Chairman of the Board Marshall T. Reynolds, President and Chief Executive Officer Robert W. Walker and director Neal W. Scaggs abstaining, unanimously approved the merger agreement. For the factors considered by the Premier board of directors in reaching its decision to approve the merger agreement, see the section entitled “The Issuance of Premier Shares and the Merger — Premier’s Reasons for the Merger; Recommendation of the Premier Board of Directors.”  The Premier board of directors, with Chairman of the Board Marshall T. Reynolds, President and Chief Executive Officer Robert W. Walker and director Neal W. Scaggs abstaining, unanimously recommends that the Premier shareholders vote “FOR” the proposal to issue shares of Premier common stock in the merger, and, without abstention by Messrs. Reynolds, Walker and Scaggs, “FOR” the proposal to amend the Premier articles of incorporation to increase the number of shares of authorized Premier common stock.

Recommendation of the Adams Board of Directors (See pages 70-72)

After careful consideration, the Adams board of directors, on December 29, 2008, with director Marshall T. Reynolds and President and Chief Executive Officer Robert W. Walker abstaining, approved and adopted the merger agreement by unanimous vote of the directors present and voting at the meeting. For the factors considered by the Adams board of directors in reaching its decision to adopt the merger agreement, see the section entitled “The Issuance of Premier Shares and the Merger — Adams’ Reasons for the Merger; Recommendation of the Adams Board of Directors” beginning on page 70. The Adams board of directors, with director Marshall T. Reynolds and President and Chief Executive Officer Robert W. Walker abstaining, by a unanimous vote of the directors present and voting, recommends that the Adams stockholders vote “FOR” the proposal to adopt the merger agreement at the Adams special meeting.

Opinions of Baxter Fentriss as Premier’s Financial Advisor (See page 78)

In connection with the merger, the Premier board of directors received the written opinion, dated December 30, 2008, of Premier’s financial advisor, Baxter Fentriss and Company (“Baxter Fentriss”), as to the fairness, from a financial point of view and as of the date of such opinion, to Premier of the 0.4461 exchange ratio provided for in the merger. The full text of Baxter Fentriss’ written opinion is attached as Annex II to this joint proxy statement/prospectus and is incorporated herein by reference. Baxter Fentriss’ written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken by Baxter Fentriss in rendering its opinion. You are encouraged to read the opinion carefully in its entirety. Baxter Fentriss’ opinion is addressed to the Premier board of directors, relates only to the fairness, from a financial point of view, to Premier of the exchange ratio provided for in the merger and does not constitute a recommendation to any shareholder as to how such shareholder should vote or act with respect to the proposed merger or any other matter.

Opinion of RP Financial as Adams’ Financial Advisor (See page 74)

In connection with the merger, the Adams board of directors received the written opinion, dated December 29, 2008, of Adams’ financial advisor, RP Financial, LC (“RP Financial”), as to the fairness, from a financial point of view and as of the date of such opinion, to Adams of the 0.4461 exchange ratio provided for in the merger. The full text of RP Financial’s written opinion is attached as Annex III to this joint proxy statement/prospectus and is incorporated herein by reference. RP Financial’s written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken by RP Financial in rendering its opinion. You are encouraged to read the opinion carefully in its entirety. RP Financial’s opinion is addressed to the Adams board of directors, relates only to the fairness, from a financial point of view, to Adams of the exchange ratio provided for in the merger and does not constitute a recommendation to any stockholder of Adams’ stock as to how such stockholder of Adams should vote or act with respect to the proposed merger or any other matter.

 Certain of Premier’s Officers and Directors Have Financial Interests in the Merger That Differ from Your Interests (Page 84)

Certain of Premier’s executive officers and directors have substantial financial interests in the merger that are different from, or in addition to, their interests as Premier shareholders. The Premier board of directors was aware of and considered these financial interests, among other matters, in evaluating and negotiating the merger agreement and the merger, in approving the merger agreement, and in recommending to the shareholders that the issuance of common stock in connection with the merger be approved.

•
Marshall T. Reynolds, Chairman of the Board of Directors of Premier and beneficial owner of 563,425 shares of Premier common stock, constituting 8.8% of outstanding shares of Premier common stock, also serves as a director of Adams.  Together with his wife Shirley A. Reynolds, Mr. Reynolds is the beneficial owner of 600,024 shares of Adams common stock, constituting 17.3% of the outstanding Adams shares as of __________________, 2009.

•
On November 6, 2008, Adams received a $3.4 million loan from Marshall T. Reynolds, of which $3.2 million was passed to its subsidiary ANB as a capital infusion in accordance with the Written Agreement between ANB and The Office of the Comptroller of the Currency (“OCC”) dated October 1, 2008.  The Written Agreement requires ANB to achieve certain regulatory capital levels, which are greater than the regulatory requirements to be “well capitalized” under bank regulatory requirements.  The capital infusion was undertaken by a demand note between Marshall T. Reynolds and Adams.  The loan bears interest at the Prime Rate with interest payable quarterly.

•
Since September 16, 2008, Robert W. Walker, President and Chief Executive Officer of Premier, has served as Chairman, President and Chief Executive Officer of Adams and as a director of ANB.  Mr. Walker was also appointed as Acting Interim President and Chief Executive Officer of ANB.  Mr. Walker beneficially owns 43,572 shares of Premier common stock and 9,398 shares of Adams common stock.

•	Neal W. Scaggs, a director of Premier and beneficial owner of 6,825 shares of Premier common stock, beneficially owns 60,000 shares of Adams common stock.

Certain Adams’ Officers and Directors Have Financial Interests in the Merger That Differ from Your Interests (Page 82)

Certain Adams’ directors and executive officers have substantial financial interests in the merger that are different from, or in addition to, their interests as Adams stockholders. The Adams board of directors was aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the merger, and in recommending to Adams stockholders that the merger agreement be approved and adopted.

•
Marshall T. Reynolds, Chairman of the Board of Directors of Premier and beneficial owner of 563,425 shares of Premier common stock, constituting 8.8% of outstanding shares of Premier common stock, also serves as a director of Adams.  Together with his wife Shirley A. Reynolds, Mr. Reynolds is the beneficial owner of 600,024 shares of Adams common stock, constituting 17.3% of the outstanding Adams shares as of _______________, 2009.

•
Since September 16, 2008, Robert W. Walker, President and Chief Executive Officer of Premier, has served as Chairman, President and Chief Executive Officer of Adams and as a director of ANB.  Mr. Walker was also appointed as Acting Interim President and Chief Executive Office of ANB.  Mr. Walker beneficially owns 43,572 shares of Premier common stock and 9,398 shares of Adams common stock.

•
On November 6, 2008, Adams received a $3.4 million loan from Marshall T. Reynolds of which $3.2 million was passed to its subsidiary ANB as a capital infusion in accordance with the Written Agreement between ANB and The Office of the Comptroller of the Currency dated October 1, 2008, which requires ANB to achieve certain regulatory capital levels, which are greater than the regulatory requirements to be “well capitalized” under bank regulatory requirements.  The capital infusion was undertaken by a demand note between Marshall T. Reynolds and Adams.  The loan bears interest at the Prime Rate with interest payable quarterly.

•
Adams is indebted to First Guaranty Bank (“First Guaranty”), of Hammond Louisiana pursuant to (a) a $5,000,000 promissory note due August 1, 2009 and (b) a $4,000,000 line of credit, of which $3,482,000 was outstanding as of December 31, 2008.  Marshall T. Reynolds is a director and beneficially owns approximately 30% of the outstanding common stock of First Guaranty.  Premier proposes to repay both of these loans with proceeds from the sale of Premier preferred stock to the U.S. Treasury under the Troubled Asset Relief Program ("TARP") Capital Purchase Program ("CPP").

•
Karen E. Troutman, Senior Vice President and Chief Financial Officer of Adams is party to a Change of Control Agreement with Adams and ANB pursuant to which she will receive $110,000 severance pay if her employment is terminated after consummation of the merger.  Additionally, Ms. Troutman is the holder of options to purchase 3,025 shares of Adams common stock, which will be converted into options to acquire Premier common stock if the merger is consummated.

•	Adams directors and executive officers beneficially own 686,514 shares of Adams common stock, constituting 19.8% of all outstanding Adams common stock.

Directors and Management Following the Merger (See page 97)

Following the merger, the board of directors of Adams prior to the merger will continue as directors of the merged entity, which will then be a wholly-owned subsidiary of Premier.  The directors of Premier will remain unchanged after the merger.

Conditions to Completion of the Merger (page 86)

The obligations of Premier and Adams to complete the merger depend on a number of conditions being met. These include:

•	Adams’ stockholders’ approval of the merger agreement;

•
Premier’s shareholders’ approval of issuance of Premier common stock in the merger (however it is not a condition that Premier shareholders approve the charter amendment increasing authorized shares from 10,000,000 to 20,000,000);

•	approval of the merger by the necessary federal and state regulatory authorities;

•	absence of any law or court order prohibiting the merger;

•	receipt of opinions from counsel to Adams and Premier that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;

•	issuance to the U.S. Treasury of Premier preferred stock in the amount of at least $20,000,000 and attendant warrants for the purchase of Premier common stock pursuant to the TARP CPP;

•	ANB’s substantial compliance with the provisions of the written Agreement by and between ANB and The Office of the Comptroller of the Currency dated October 1, 2008; and

•	the continued accuracy of certain representations and warranties.

Where the law permits, Adams or Premier could choose to waive a condition to an obligation to complete the merger although that condition has not been satisfied. We cannot be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Regulatory Approvals (page 90)

We cannot complete the merger unless it is approved by the Board of Governors of the Federal Reserve System (“Federal Reserve Board”) and the Bureau of Financial Institutions of the Commonwealth of Virginia, State Corporation Commission. Once the Federal Reserve Board approves the merger, we have to wait from 15 to 30 days before we can complete it. During that time, the Department of Justice may challenge the merger.

As of the date of this proxy statement/prospectus all necessary applications have been filed, but we have not yet received the required approvals. While we do not know of any reason why we would not be able to obtain the necessary approvals in a timely manner, we cannot be certain when or if we will receive them.

Termination of the Merger Agreement (page 89)

Adams and Premier may mutually agree to terminate the merger at any time.

Either Adams or Premier may terminate the merger agreement if any of the following occurs:

•	there has been a material adverse change in the financial condition of Premier, any of the Premier Banks, or Adams or either of the Adams Banks;

•
either party breaches any of its representations or obligations under the merger agreement, and does not cure the breach within 30 days if such breach individually or in the aggregate with other breaches results in a material adverse effect;

•	the approval of any governmental entity required for consummation of the merger is denied;

•	the stockholders of Adams do not approve the merger agreement;

•	the shareholders of Premier do not approve the issuance of Premier common stock in the merger; or

•	if the Closing does not occur on or before September 30, 2009 unless extended by mutual agreement in writing.

Premier may terminate the merger agreement:

•	if the issuance of Premier preferred stock in the amount of at least $20,000,000 and attendant warrants for Premier common stock to the U.S. Treasury has not occurred; or

•	if ANB is not in substantial compliance with the written Agreement between ANB and the Office of the Comptroller of the Currency.

Accounting Treatment (page 97)

The merger will be accounted for under the purchase method of accounting.

Material Differences in the Rights of Premier Shareholders and Adams Stockholders (page 229)

The rights of Premier’s shareholders are governed by Kentucky law and by Premier’s articles of incorporation and bylaws. The rights of Adams’ stockholders are governed by Delaware law and by Adams’ articles of incorporation and bylaws. Upon completion of the merger, the rights of Premier’s shareholders, including former stockholders of Adams, will continue to be governed by Kentucky law and the articles of incorporation and bylaws of Premier.

Agreement Not to Solicit Other Proposals (page 96)

Adams has agreed not to solicit, initiate, encourage or authorize any person to solicit from any third parties any inquiries or proposals relating to the acquisition of Adams, unless required by Adams’ or the Adams Banks primary banking regulators.  However, this does not limit or affect the fiduciary obligation of Adams’ directors to consider unsolicited inquiries or offers.

Amendment; Waiver (page 90)

The merger agreement provides that Adams and Premier, by mutual agreement, may amend the merger agreement at any time, except that the merger agreement may not be amended in any material respect after shareholder approval without further approval by such shareholders.  The merger agreement also provides that Adams and Premier may at any time, whether before or after shareholder approval, waive any inaccuracies of the other party in representations and warranties contained in the merger agreement, compliance with any of the covenants or undertakings of the other party contained in the merger agreement, or the performance of the other party of any of its obligations set out in the merger agreement.

No Appraisal Rights (See page 100)

Under Delaware law, the holders of Adams common stock are not entitled to appraisal rights in connection with the merger.

Under Kentucky law, the holders of Premier common stock are not entitled to appraisal rights in connection with the share issuance proposal or the charter amendment proposal.

The Special Meetings

The Premier Special Meeting (See page 55)

The special meeting of Premier shareholders will be held at the Pullman Plaza Hotel, 1001 Third Avenue, Huntington, West Virginia 25701, at ____ a.m., local time, on _____________, 2009. At the Premier special meeting, Premier shareholders will be asked:

•	to vote on a proposal to approve the issuance of Premier common stock in connection with the merger;

•	to vote on a proposal to amend the Premier articles of incorporation to increase the authorized number of shares of Premier common stock from 10,000,000 to 20,000,000; and

•
to vote upon an adjournment of the Premier special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to approve the proposal to issue Premier common stock in connection with the merger.

•	to transact any other business that may properly be brought before the Premier special meeting or any adjournments or postponements thereof.

You may vote at the Premier special meeting if you owned shares of Premier common stock at the close of business on _____________, 2009.  On that date, there were 6,392,772 shares of common stock of Premier outstanding and entitled to vote.

The Premier articles of incorporation generally provide that you can cast one vote for each Premier share that you owned as of the record date. The following votes are required to approve each of the listed proposals:

•
The issuance of Premier common stock to Adams stockholders requires approval by the affirmative vote of a majority of outstanding shares held by the shareholders of Premier (excluding the shares held by Marshall T. Reynolds, Chairman of the Board of Directors of Premier, Robert W. Walker, President and Chief Executive Officer of Premier and Neal W. Scaggs, a director of Premier).

•	The proposal to amend the Premier articles of incorporation requires approval by the affirmative vote of holders of a majority of shares voting at the special meeting, assuming a quorum is present.

•
Approval of any proposal to adjourn the Premier special meeting, if necessary, for the purpose of soliciting additional proxies requires the affirmative vote of holders of a majority of the total voting power present or represented by proxy at the Premier special meeting.

On the record date, approximately 2% of the outstanding shares of Premier common stock were held by Premier directors and executive officers and their affiliates (excluding the Premier shares held by Mr. Reynolds, Mr. Walker and Mr. Scaggs). We currently expect that Premier’s directors and executive officers (other than Mr. Reynolds, Mr. Walker and Mr. Scaggs with respect to the proposal to issue Premier common stock in the merger) will vote their shares in favor of the above-listed proposals, although none of them has entered into any agreements obligating him or her to do so.

The Adams Special Meeting (See page 60)

The special meeting of Adams stockholders will take place on _________________, 2009, _____ a.m. (local time), at the offices of Adams National Bank, 1130 Connecticut Avenue, NW, Suite 200, Washington, DC 20036.   At the special meeting, stockholders of Adams will be asked:

•
to adopt the Agreement of Merger, dated as of December 30, 2008, among Premier, AANB Acquisition Corp., a wholly owned subsidiary of Premier, and Adams pursuant to which AANB Acquisition Corp. will be merged with and into Adams and each outstanding share of Adams common stock will be converted into the right to receive 0.4461 shares of Premier common stock, with cash paid in lieu of fractional shares; and

•	to vote upon an adjournment of the Adams special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to approve the proposal to adopt the merger agreement.

•	to transact any other business that may properly be brought before the Adams special meeting or any adjournments or postponements thereof.

You may vote at the Adams special meeting if you owned common stock of Adams at the close of business on the record date, ______________, 2009. On that date there were 3,463,569 shares of common stock of Adams outstanding and entitled to vote. You may cast one vote for each share of common stock of Adams that you owned on the record date.

As of the record date, 19.8% of the outstanding common stock of Adams entitled to vote was owned by its directors and executive officers and their affiliates. We currently expect that Adams’ directors and executive officers will vote their shares in favor of the merger, although none of them has entered into any agreements obligating them to do so.

The affirmative vote of the holders of at least a majority of the shares of outstanding common stock of Adams as of the record date is required to adopt the merger agreement.

Approval of any proposal to adjourn the Adams special meeting, if necessary, for the purpose of soliciting additional proxies requires the affirmative vote of holders of a majority of the total voting power present or represented by proxy at the Adams special meeting.

RISK FACTORS

In addition to the other information included and incorporated by reference into this document, including the matters addressed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements,” you should carefully consider the following risks before deciding whether to vote for adoption and approval of the merger agreement, in the case of Adams stockholders, or for the issuance of shares of Premier common stock in the merger and the Premier articles of incorporation amendment, in the case of Premier shareholders. In addition, you should read and consider the risks associated with each of the businesses of Premier and Adams because these risks will also affect the combined company. You should also read and consider the other information in this document and the other documents incorporated by reference into this document. See the section entitled “Where You Can Find More Information” beginning on page 234.

Risk Factors Relating to the Merger

The exchange ratio is fixed and will not be adjusted in the event of any change in either Premier’s or Adams’ stock price.

Upon closing of the merger, each share of Adams common stock will be converted into the right to receive 0.4461 shares of Premier common stock with cash paid in lieu of fractional shares. This exchange ratio was fixed in the merger agreement and will not be adjusted for changes in the market price of either Premier common stock or Adams common stock. Changes in the price of Premier common stock prior to the merger will affect the market value that Adams stockholders will receive on the date of the merger. Stock price changes may result from a variety of factors (many of which are beyond Adams’ or Premier’s control), including the following factors:

•	changes in Adams’ or Premier’s respective businesses, operations and prospects;

•	changes in market assessments of the business, operations and prospects of either company;

•	market assessments of the likelihood that the merger will be completed, including related considerations regarding regulatory approvals of the merger;

•	interest rates, general market and economic conditions and other factors generally affecting the price of Premier’s and Adams’ common stock; and

•	federal, state and local legislation, governmental regulation and legal developments in the businesses in which Adams and Premier operate.

The price of Premier common stock at the closing of the merger may vary from its price on the date the merger agreement was executed, on the date of this document and on the date of the shareholder meetings of Premier and Adams. As a result, the market value represented by the exchange ratio will also vary. For example, based on the range of closing prices of Premier common stock during the period from December 31, 2008, the last trading day before public announcement of the merger, through _______________, 2009, the latest practicable date before the date of this document, the exchange ratio represented a market value ranging from a low of $________ to a high of $_______ for each share of Adams common stock.

Because the date that the merger is completed is expected to be later than the date of the shareholder meetings, at the time of your shareholder meeting, you may not know the exact market value of the Premier common stock that Adams stockholders will receive upon completion of the merger.

You should consider the following aspects of a fixed exchange ratio:

•
If the price of Premier common stock increases between the date the merger agreement was signed or the date of the Premier special meeting and the effective time of the merger, Adams stockholders will receive shares of Premier common stock that have a market value that is greater than the market value of such shares when the merger agreement was signed or the date of the Premier special meeting, respectively, and Premier will issue shares of its common stock with a market value greater than the market value calculated pursuant to the exchange ratio on those earlier dates. Therefore, while the exchange ratio is fixed, Premier shareholders cannot be sure of the market value of the consideration that will be paid to Adams stockholders upon completion of the merger.

•
If the price of Premier common stock declines between the date the merger agreement was signed or the date of the Adams special meeting and the effective time of the merger, including for any of the reasons described above, Adams stockholders will receive shares of Premier common stock that have a market value upon completion of the merger that is less than the market value calculated pursuant to the exchange ratio on the date the merger agreement was signed or on the date of the Adams special meeting, respectively. Therefore, while the number of Premier shares to be issued in the merger is fixed, Adams stockholders cannot be sure of the market value of the Premier common stock they will receive upon completion of the merger or the market value of Premier common stock at any time after the completion of the merger.

The ability to complete the merger is subject to the receipt of consents and approvals from government entities, which may impose conditions that could have an adverse effect on Premier or Adams or could cause them to abandon the merger.

We are unable to complete the merger until after we receive approvals from the Federal Reserve Board and the Bureau of Financial Institutions of the Commonwealth of Virginia, State Corporation Commission. In deciding whether to grant some of these approvals, the relevant governmental entity will make a determination of whether, among other things, the merger is in the public interest. Regulatory entities may impose requirements or obligations as conditions for their approval.

The merger agreement may require us to accept conditions from these regulators that could adversely impact the combined company without either of us having the right to refuse to close the merger on the basis of those regulatory conditions. We can provide no assurance that we will obtain the necessary approvals or that any required conditions will not have a material adverse effect on Premier following the merger. In addition, we can provide no assurance that these conditions will not result in the abandonment of the merger. See “The Issuance of Premier Shares and the Merger — Regulatory Approvals Required for the Merger” beginning on page 90 and “The Issuance of Premier Shares and the Merger — Conditions to Completion of the Merger” beginning on page 86.

Failure to complete the merger could negatively impact the stock prices and the future business and financial results of Adams and Premier.

If the merger is not completed, the ongoing businesses of Adams or Premier may be adversely affected and Adams and Premier will be subject to several risks, including the following:

•	having to pay certain costs relating to the proposed merger, such as legal, accounting, financial advisor, filing, printing and mailing fees; and

•	diverting the focus of management of each of the companies from pursuing other opportunities that could be beneficial to the companies,

in each case, without realizing any of the benefits of having the merger completed. If the merger is not completed, Adams and Premier cannot assure their shareholders that these risks will not materialize and will not materially affect the business, financial results and stock prices of Adams or Premier.

The integration of the operations of Premier and Adams may be more difficult than anticipated.

The success of the merger will depend on a number of factors, including (but not limited to) Premier’s ability to:

•	successfully compete in the Washington, D.C. and Richmond, Virginia markets, markets not previously served by Premier;

•	timely and successfully integrate the operations of Premier and Adams;

•	maintain existing relationships with depositors in the Adams Banks, to minimize withdrawals of deposits subsequent to the merger;

•	maintain and enhance existing relationships with borrowers to limit potential losses from loans made by the Adams Banks;

•	control the incremental non-interest expense from Premier to maintain overall operating efficiencies;

•	retain and attract qualified personnel at Premier and the Adams Banks;

•	compete effectively in the communities served by Premier and the Adams Banks; and

•	effectively recapitalize ANB.

Adams’ stockholders will have less influence as shareholders of Premier than as stockholders of Adams.

Adams stockholders currently have the right to vote in the election of the board of directors of Adams and on other matters affecting Adams. The stockholders of Adams as a group will own approximately 19.5% of the combined organization (Premier and Adams). When the merger occurs, each stockholder that receives shares of Premier common stock will become a shareholder of Premier with a percentage ownership of the combined organization much smaller than such stockholder’s percentage ownership of Adams. Because of this, stockholders of Adams will have less influence on the management and policies of Premier than they now have on the management and policies of Adams.

Issuance of Premier preferred stock to the U.S. Treasury will affect all holders of Premier common stock.

It is a condition to completion of the merger that Premier complete the sale of Premier preferred stock in the amount of at least $20,000,000 to the U.S. Treasury under the Troubled Asset Relief Program (“TARP”) Capital Purchase Program (“CPP”).

Premier’s participation in the CPP will affect the shareholders of Premier common stock, and, if the merger is completed, Adams stockholders who become Premier shareholders and their rights as shareholders, as described below.

Upon Premier’s participation in the U.S. Treasury’s CPP, the U.S. Treasury would purchase from Premier cumulative perpetual preferred shares, with a liquidation preference of at least $1,000 per share (the “Senior Preferred Shares”).  The Senior Preferred Shares would constitute Tier 1 capital and would rank senior to Premier’s common shares.  The Senior Preferred Shares would pay cumulative dividends at a rate of 5% per annum for the first five years and would reset to a rate of 9% per annum after five years.  Dividends would be payable quarterly in arrears.  The U.S. Treasury’s investment will be based upon the combined pro forma risk-weighted assets of Premier and Adams at the end of the quarter immediately preceding issuance of the shares.  Based on the pro forma combined risk-weighted assets of Premier and Adams at March 31, 2009, Premier would issue 22,000 Senior Preferred Shares.

The Senior Preferred Shares would be non-voting shares, but would have class voting rights on (i) any authorization or issuance of shares ranking senior to the Senior Preferred Shares; (ii) any amendment to the rights of the Senior Preferred Shares; or (iii) any merger, consolidation, share exchange, reclassification or similar transaction which would adversely affect the rights of the Senior Preferred Shares.  In the event that the cumulative dividends described above were not paid in full for an aggregate of six dividend periods or more, whether or not consecutive, the authorized number of directors of Premier would automatically be increased by two and the holders of the Senior Preferred Shares would have the right to elect two directors.  The right to elect directors would end when dividends have been paid in full for four consecutive dividend periods.

Public companies, such as Premier, participating in the CPP must also issue warrants (the “Warrants”) to the U.S. Treasury to purchase a number of common shares having a total market value equal to 15% of the aggregate amount of the Senior Preferred Shares purchased by the U.S. Treasury.

As long as the Senior Preferred Shares remain outstanding, unless all accrued and unpaid dividends for all past dividend periods on the Senior Preferred Shares are fully paid, Premier would not be permitted to declare or pay dividends on any common shares, any junior preferred shares or any preferred shares ranking pari passu with the Senior Preferred Shares (other than in the case of pari passu preferred shares, dividends on a pro rata basis with the Senior Preferred Shares), nor would Premier be permitted to repurchase or redeem any common shares or preferred shares other than the Senior Preferred Shares.  Unless the Senior Preferred Shares have been transferred or redeemed in whole, until the third anniversary of the U.S. Treasury’s investment, any increase in common share dividends would be prohibited without the prior approval of the U.S. Treasury.  In addition, unless the Senior Preferred Shares have been transferred or redeemed in whole, until the third anniversary of the U.S. Treasury’s investment, the U.S. Treasury’s consent would be required for any share repurchases other than repurchases of the Senior Preferred Shares and repurchases of junior preferred shares or common shares in connection with the administration of any employee benefit plan in the ordinary course of business and consistent with past practice.

To participate in the CPP, Premier will be required to adopt the U.S. Treasury’s standards and restrictions for executive compensation and corporate governance, for the period during which the U.S. Treasury holds equity issued under the CPP.  These standards generally apply to the chief executive officer, chief financial officer, plus the next three most highly compensated executive officers.  These standards may change in the future as a result of legislative or regulatory initiatives.

Premier’s and Adams’ expenses will increase as a result of increases in FDIC insurance premiums.

The Federal Deposit Insurance Corporation imposes an assessment against institutions for deposit insurance.  This assessment is based on the risk category of the institution and ranges from 5 to 43 basis points of the institution’s deposits.  Federal law requires that the designated reserve ratio for the deposit insurance fund be established by the FDIC at 1.15% to 1.50% of estimated insured deposits.  If this reserve ratio drops below 1.15% or the FDIC expects that it will do so within six months, the FDIC must, within 90 days, establish and implement a plan to restore the designated reserve ratio to 1.15% of estimated insured deposits within five years (absent extraordinary circumstances).

Recent bank failures coupled with deteriorating economic conditions have significantly reduced the deposit insurance fund’s reserve ratio. As of June 30, 2008, the designated reserve ratio was 1.01% of estimated insured deposits at March 31, 2008.  As a result of this reduced reserve ratio, on October 16, 2008, the FDIC published a proposed rule that would restore the reserve ratios to its required level.  The proposed rule would raise the current deposit insurance assessment rates uniformly for all institutions by 7 basis points (to a range from 12 to 50 basis points) for the first quarter of 2009.  The proposed rule would also alter the way the FDIC calculates federal deposit insurance assessment rates beginning in the second quarter of 2009 and thereafter.

On May 22, 2009, the FDIC issued a final rule imposing a special assessment of 5 basis points on total assets less tier 1 capital on June 30, 2009, which would be collected on September 30, 2009.  The FDIC expects this assessment to be booked as a second quarter 2009 expense.  The rule also provides the FDIC with authority to impose up to two additional assessments of up to 5 basis points each on total assets less tier 1 capital.

In addition, the Emergency Economic Stabilization Act of 2008 (EESA) temporarily increased the limit on FDIC insurance coverage for deposits to $250,000 through December 31, 2009, and the FDIC took action to provide coverage for newly-issued senior unsecured debt and non-interest bearing transaction and for unsecured debt and non-interest bearing transaction and certain NOW accounts in excess of the $250,000 limit, for which institutions will be assessed additional premiums.  These actions will increase Premier’s and Adams’ non-interest expense in 2009 and in future years as long as the increased premiums are in place.

Risks Associated With Premier

Changes in Interest Rates Could Negatively Impact Premier’s Results of Operations

The earnings of Premier are primarily dependent on net interest income, which is the difference between interest earned on loans and investments, and interest paid on interest-bearing liabilities such as deposits and borrowings. Interest rates are highly sensitive to many factors, including government monetary and fiscal policies; domestic and international economic and political conditions; and, in particular, changes in the discount rate by the Board of Governors of the Federal Reserve System. Conditions such as inflation, recession, unemployment, money supply, government borrowing and other factors beyond management’s control may also affect interest rates. If Premier’s interest-earning assets mature, reprice or prepay more quickly than interest-bearing liabilities in a given period, a decrease in market interest rates could adversely affect net interest income. Likewise, if interest-bearing liabilities mature or reprice, or, in the case of deposits, are withdrawn by the accountholder, more quickly than interest-earning assets in a given period, an increase in market interest rates could adversely affect net interest income. Given Premier’s current mix of assets and liabilities, a declining interest rate environment would negatively impact Premier’s results of operations.

Fixed rate loans increase Premier’s exposure to interest rate risk in a rising rate environment because interest-bearing liabilities would be subject to repricing before assets become subject to repricing. Adjustable rate loans decrease the risks to a lender associated with changes in interest rates but involve other risks. As interest rates rise, the periodic payment by the borrower rises to the extent permitted by the terms of the loan, and the increased periodic payment increases the potential for default. At the same time, for secured loans, the marketability of the underlying collateral may be adversely affected by higher interest rates. In a declining interest rate environment, there is likely to be an increase in prepayment activity on loans as the borrowers refinance their loans at lower interest rates. Under these circumstances, Premier’s results of operations could be negatively impacted.

Changes in interest rates also can affect the value of loans, investments and other interest-rate sensitive assets and Premier’s ability to realize gains on the sale or resolution of assets. This type of income can vary significantly from quarter-to-quarter and year-to-year based on a number of different factors, including the interest rate environment. An increase in interest rates that adversely affects the ability of borrowers to pay the principal or interest on loans may lead to an increase in non-performing assets and increased loan loss reserve requirements that could have a material adverse effect on Premier’s results of operations.

Regional Economic Changes in Premier’s Markets Could Adversely Impact Results From Operations

Like all banks, Premier is subject to the effects of any economic downturn, and in particular a significant decline in home values or reduced commercial development in Premier’s markets could have a negative effect on results of operations. Premier’s success depends primarily on the general economic conditions in the counties in which Premier conducts business, and in the West Virginia, southern Ohio and northern Kentucky areas in general. Unlike larger banks that are more geographically diversified, Premier provides banking and financial services to customers primarily in the West Virginia counties of Barbour, Boone, Harrison, Lewis, Lincoln, Logan, Kanawha, Upshur, Roane, Jackson and Wood, as well as the southern Ohio counties of Gallia, Lawrence and Scioto and the northern Kentucky counties of Bracken, Fleming, Greenup, Lewis, Mason, and Robertson. The local economic conditions in these market areas have a significant impact on Premier’s ability to originate loans, the ability of the borrowers to repay these loans and the value of the collateral securing these loans. A significant decline in the general economic conditions caused by inflation, recession, unemployment or other factors beyond Premier’s control would affect these local economic conditions and could adversely affect Premier’s financial condition and results of operations. Additionally, a significant decline in home values would likely lead to increased delinquencies and defaults in both the consumer home equity loan and residential real estate loan portfolios and result in increased losses in these portfolios.

New or Revised Tax, Accounting and Other Laws, Regulations, Rules and Standards Could Significantly Impact Strategic Initiatives, Results of Operations and Financial Condition

The financial services industry is highly regulated and laws and regulations may sometimes impose significant limitations on operations. These limitations, and sources of potential liability for the violation of such laws and regulations, are described under the heading “Business — Regulatory Matters.” These regulations, along with the currently existing tax and accounting laws, regulations, rules and standards, control the methods by which financial institutions conduct business; implement strategic initiatives, as well as past, present, and contemplated tax planning; and govern financial disclosures. These laws, regulations, rules, and standards are constantly evolving and may change significantly over time. The nature, extent, and timing of the adoption of significant new laws, changes in existing laws, or repeal of existing laws may have a material impact on Premier’s results of operations and financial condition, the effects of which are impossible to predict at this time.

The Extended Disruption of Vital Infrastructure Could Negatively Impact Premier’s Results of Operations and Financial Condition

Premier’s operations depend upon, among other things, its technological and physical infrastructure, including its equipment and facilities.  While disaster recovery procedures are in place, an extended disruption of its vital infrastructure by fire, power loss, natural disaster, telecommunications failure, computer hacking and viruses, terrorist activity or the domestic and foreign response to such activity, or other events outside of Premier’s control, could have a material adverse impact either on the financial services industry as a whole, or on Premier’s business, results of operations, and financial condition.

Strong Competition Within Premier’s Market Area May Limit Profitability

Premier faces significant competition both in attracting deposits and in the origination of loans, as described under the heading “Business — Competition”, page 104. Mortgage bankers, commercial banks, credit unions and other savings institutions, which have offices in the market areas of Premier Banks, have historically provided most of the competition for the Premier Banks for deposits; however, each Premier Bank also competes with financial institutions that operate through Internet banking operations throughout the continental United States. In addition, and particularly in times of high interest rates, each Premier Bank faces additional and significant competition for funds from money market and mutual funds, securities firms, commercial banks, credit unions and other savings institutions located in the same communities and those that operate through Internet banking operations throughout the continental United States. Many competitors have substantially greater financial and other resources than Premier and the Premier Banks. Moreover, credit unions do not pay federal or state income taxes and are subject to fewer regulatory constraints than community banks and as a result, they may enjoy a competitive advantage over Premier. The Premier Banks compete for loans principally on the basis of the interest rates and loan fees they charge, the types of loans they originate and the quality of services they provide to borrowers. This advantage places significant competitive pressure on the prices of loans and deposits.

Loss of Large Checking and Money Market Deposit Customers Could Increase Cost of Funds and Have a Negative Effect on Results of Operations

Premier has a number of large deposit customers that maintain balances in checking, money market and repurchase agreement accounts at the Premier Banks. The ability to attract these types of deposits has a positive effect on Premier’s net interest margin as they provide a relatively low cost of funds to Premier compared to certificates of deposits or advances. If these depositors were to withdraw these funds and the Premier Banks were not able to replace them with similar types of deposits, the cost of funds would increase and Premier’s results of operation would be negatively impacted.

Extensive Regulation and Supervision

Premier, primarily through the Premier Banks, is subject to extensive federal and state regulation and supervision. Banking regulations are primarily intended to protect depositors’ funds, federal deposit insurance funds and the banking system as a whole, not shareholders. These regulations affect Premier’s lending practices, capital structure, investment practices, dividend policy and growth, among other things. Premier is also subject to a number of federal laws, which, among other things, require it to lend to various sectors of the economy and population, and establish and maintain comprehensive programs relating to anti-money laundering and customer identification. Congress and federal regulatory agencies continually review banking laws, regulations and policies for possible changes. Changes to statutes, regulations or regulatory policies, including changes in interpretation or implementation of statutes, regulations or policies, could affect Premier in substantial and unpredictable ways. Such changes could subject Premier to additional costs, limit the types of financial services and products it may offer and/or increase the ability of non-banks to offer competing financial services and products, among other things. Failure to comply with laws, regulations or policies could result in sanctions by regulatory agencies, civil money penalties and/or reputation damage, along with corrective action plans required by regulatory agencies, any of which could have a material adverse effect on Premier’s business, financial condition and results of operations.  Premier and certain of the Premier Banks have in the past been subject to such corrective action plans, and therefore there may be some residual reputation damage within the regulatory agencies.  While Premier has policies and procedures designed to prevent any such violations, there can be no assurance that such violations will not occur. See “Business - Regulatory Matters”.

Dividend payments by subsidiaries to Premier and by Premier to its shareholders can be restricted.

Premier’s principal source of funds for dividend payments and its debt service obligations is dividends received from the Premier Banks.  Banking regulations limit the amount of dividends that may be paid without prior approval of regulatory agencies.  Under these regulations, the amount of dividends that may be paid in any calendar year is limited to the current year’s net profits, as defined, combined with the retained net profits of the preceding two years, subject to the capital requirements and additional restrictions as discussed in Note 18 to Premier’s Consolidated Financial Statements.  During 2009 the Premier Banks could, without prior approval, declare dividends of approximately $2.4 million plus any 2009 net profits retained to the date of the dividend declaration.

As explained in “Risk Factors Relating to the Merger”, completion of the merger is conditioned upon Premier’s receipt of at least $20,000,000 from the sale of Premier preferred stock to the U.S. Treasury under the TARP CPP.  If Premier preferred stock is issued, as long as it remains outstanding, unless all accrued and unpaid dividends thereon are fully paid, Premier would not be permitted to declare or pay dividends on Premier common stock.  Unless the Premier preferred stock is transferred or redeemed in whole, until the third anniversary of the U.S. Treasury’s investment, any increase in dividends on Premier common stock is prohibited without the prior approval of the U.S. Treasury.

Allowance for Loan Losses May Be Insufficient

Premier, through the Premier Banks, maintains an allowance for loan losses based on, among other things, national and regional economic conditions, historical loss experience, evaluations of potential losses on identified problem loans and delinquency trends.  Premier believes that its allowance for loan losses is maintained at a level adequate to absorb any probable losses in its loan portfolio given the current information known to management.  These determinations are based upon estimates that are inherently subjective, and their accuracy depends on the outcome of future events.  Therefore, Premier cannot predict loan losses with certainty and ultimate losses may differ from current estimates.  Depending on changes in economic, operating and other conditions, including changes in interest rates, which are generally beyond its control, Premier’s actual losses could exceed its current allowance estimates.  Premier’s allowance may not be sufficient to cover all charge-offs in future periods.  If charge-offs exceed Premier’s allowance, its earnings would decrease.  In addition, regulatory agencies review Premier’s allowance for loan losses and may require additions to the allowance based upon their judgment about information available to them at the time of their examination.  A required increase in Premier’s allowance for loan losses could reduce its earnings.

Claims and Litigation Pertaining to Fiduciary Responsibility

From time to time, shareholders or customers may make claims and take legal action pertaining to Premier’s and Premier Banks’ performance of their fiduciary responsibilities. Defending such claims can impose a material expense on Premier.  If such claims and legal actions are not resolved in a manner favorable to the Premier Banks they may result in financial liability and/or adversely affect the market perception of the Premier Banks and their products and services as well as impact customer demand for those products and services. Any financial liability or reputation damage could have a material adverse effect on Premier’s business, which, in turn, could have a material adverse effect on its financial condition and results of operations

Inability to Hire and Retain Qualified Employees

Premier’s performance is largely dependent on the talents and efforts of highly skilled individuals and their ability to attract and retain customer relationships in a community bank environment. There is intense competition in the financial services industry for qualified employees. In addition, Premier faces increasing competition with businesses outside the financial services industry for the most highly skilled individuals. Premier’s business could be adversely affected if it were unable to retain and motivate its existing key employees and management team.  Furthermore, Premier’s success may be impacted if it were unable to recruit replacement management and key employees in a reasonable amount of time.

Recent Legislative and Regulatory Initiatives to Address Difficult Market and Economic Conditions May Not Stabilize the United States Banking System and the Enactment of These Initiatives May Significantly Impact Premier’s Financial Condition, Results of Operations, Liquidity or Stock Price.

The Emergency Economic Stabilization Act (EESA), which established TARP, was signed into law in October 2008. As part of TARP, the Treasury established the CPP to provide up to $700 billion of funding to eligible financial institutions through the purchase of capital stock and other financial instruments for the purpose of stabilizing and providing liquidity to the U.S. financial markets. Then, on February 17, 2009, President Obama signed the American Recovery and Reinvestment Act (ARRA), as a sweeping economic recovery package intended to stimulate the economy and provide for broad infrastructure, energy, health, and education needs. It is unclear what the actual impact that EESA or its programs, including the CPP, and ARRA or its programs, will have on the national economy or financial markets. The failure of these significant legislative measures to help stabilize the financial markets and a continuation or worsening of current financial market conditions could materially and adversely affect Premier’s business, financial condition, results of operations, access to credit or the trading price of its common shares.

There have been numerous actions undertaken in connection with or following EESA and ARRA by the Federal Reserve Board, Congress, the Treasury, the FDIC, the SEC and others in efforts to address the current liquidity and credit crisis in the financial industry that followed the sub-prime mortgage market meltdown which began in 2007. These measures include homeowner relief that encourages loan restructuring and modification; the establishment of significant liquidity and credit facilities for financial institutions and investment banks; the lowering of the federal funds rate; emergency action against short selling practices; a temporary guaranty program for money market funds; the establishment of a commercial paper funding facility to provide back-stop liquidity to commercial paper issuers; and coordinated international efforts to address illiquidity and other weaknesses in the banking sector. The purpose of these legislative and regulatory actions is to help stabilize the U.S. banking system. EESA, ARRA and the other regulatory initiatives described above may not have their desired effects. If the volatility in the markets continues and economic conditions fail to improve or worsen, Premier’s business, financial condition and results of operations could be materially and adversely affected.

Defaults by Another Larger Financial Institution Could Adversely Affect Financial Markets Generally

The commercial soundness of many financial institutions may be closely interrelated as a result of relationships between the institutions. As a result, concerns about, or a default or threatened default by, one institution could lead to significant market-wide liquidity and credit problems, losses or defaults by other institutions. This is sometimes referred to as “systemic risk”.  Premier’s business could be adversely affected directly by the default of another institution or if the financial services industry experiences significant market-wide liquidity and credit problems.

Current Levels of Market Volatility are Unprecedented and May Adversely Affect Market Price of Common Stock or Investment Security Values

The capital and credit markets have been experiencing volatility and disruption for more than a year. In recent months, the volatility and disruption has reached unprecedented levels. In some cases, the markets have produced downward pressure on stock prices and credit availability for certain issuers seemingly without regard to those issuers’ underlying financial strength. The current market volatility could contribute to a further decline in the market value of certain security investments and other assets of Premier.  If current levels of market disruption and volatility continue or worsen, Premier may experience an adverse effect, which may be material, on results of operations, capital or financial position.

Additional Capital May Not Be Available When Needed or Required by Regulatory Authorities

Premier and the Premier Banks are required by federal and state regulatory authorities to maintain adequate levels of capital to support its operations. In addition, Premier may elect to raise additional capital to support its business or to finance acquisitions, if any, or it may otherwise elect or be required to raise additional capital.  Premier’s ability to raise additional capital, if needed, will depend on conditions in the capital markets, economic conditions and a number of other factors, many of which are outside Premier’s control and its financial performance. Accordingly, Premier may not be able to raise additional capital if needed or on acceptable terms. If Premier cannot raise additional capital when needed, it may have a material adverse effect on its financial condition, results of operations and prospects.

Future Issuances of Common Shares or Other Securities May Dilute the Value of Outstanding Common Shares, Which May Also Adversely Affect their Market Price

In many situations, Premier’s Board of Directors has the authority, without any vote of its shareholders, to issue shares of authorized but unissued securities, including common shares authorized and unissued under Premier’s stock option plans and shares of Premier preferred stock. In the future, Premier may issue additional securities, through public or private offerings, in order to raise additional capital, complete acquisitions, or compensate key employees. Any such issuance would dilute the percentage of ownership interest of existing shareholders and may dilute the per share value of the common stock.

Integration of Recent and Pending Acquisitions May Be More Difficult Than Anticipated

The success of Premier’s recent acquisitions of Citizens First and Traders Bank and the planned acquisition of Adams will depend on a number of factors, including (but not limited to) Premier’s ability to:

•	timely and successfully integrate the operations of Premier and each of the acquisitions;
•	maintain the existing relationships with the depositors of Citizens First and/or Traders and/or Adams to minimize the withdrawal of deposits subsequent to the merger(s);
•	maintain and enhance the existing relationships with the borrowers of Citizens First and/or Traders and/or Adams to limit potential losses from loans made by the them;
•	control the incremental non-interest expense of the integrated operations to maintain overall operating efficiencies;
•	retain and attract qualified personnel at Citizens First and/or Traders and/or Adams; and
•	compete effectively in the communities served by Citizens First, Traders and Adams and in nearby communities.

Unauthorized Disclosure of Sensitive or Confidential Customer Information Could Severely Harm Premier’s Business

In the normal course of business, the Premier Banks collect, process and retain sensitive and confidential customer information to both open deposit accounts and determine whether to approve a customer’s request for a loan. Premier also relies upon a variety of computing platforms and networks over the internet for the purposes of data processing, communication and information exchange, including a variety of services provided by third-party vendors.  Despite the security measures in place, Premier’s facilities and systems, and those of Premier’s third-party service providers, may be vulnerable to security breaches, acts of vandalism, computer viruses, misplaced or lost data, programming and/or human errors or other similar events. If information security is breached, information can be lost or misappropriated, resulting in financial loss or costs to Premier or damages to others. Any security breach involving the misappropriation, loss or other unauthorized disclosure of confidential customer information, whether by Premier or by its vendors, could severely damage Premier’s reputation, expose it to the risks of litigation and liability or disrupt the business operations of Premier which in turn, could have a material adverse effect on its financial condition and results of operations.

Risks Associated With Adams

Adams experienced a net loss for the quarter ended March 31, 2009 and  the year ended December 31, 2008, the first net loss in the history of Adams

Adams realized a net loss of $805,000 for the quarter ended March 31, 2009 and a net loss of $5.8 million for the year 2008, compared to net income of $3.1 million for the year 2007. The net loss reflected deteriorating asset quality which resulted in an $11.8 million provision for loan losses for 2008. The loan loss provision is the amount required to maintain the allowance for loan losses at an adequate level to absorb probable loan losses. The increase in the provision for loan losses is primarily attributable to Adams’ condominium and condo tenant association construction and multi-family residential real estate loan portfolios, which continue to experience deterioration in estimated collateral values and repayment abilities, where repayment is dependent upon the sale of condominium units. Other reasons for the increase in the provision for loan losses are attributable to an overall increase in nonperforming assets and the continuing general weakening of the economic conditions and decline in real estate values in the markets served by Adams.

ANB has entered into a written agreement with the OCC which may result in adverse results to Adams’ operations

On October 1, 2008, Adams’ wholly owned subsidiary ANB, entered into a written agreement with its primary regulator, the OCC.  Under the terms of the written agreement, ANB has agreed to take certain actions relating to ANB’s lending operations and capital compliance.  Specifically, the OCC is requiring ANB to take the following actions:

a)
conduct a review of senior management to ensure that these individuals can perform the duties required under ANB’s policies and procedures and the requirements of the written agreement, and where necessary, ANB must provide a written program to address the training of ANB’s senior officers;

b)
achieve certain regulatory capital levels, which are greater than the regulatory requirements to be “well capitalized” under bank regulatory requirements.  In particular, ANB must achieve a: 12% total risk-based capital to total risk-weighted assets ratio; 11% Tier 1 capital to risk-weighted assets ratio; and 9% Tier 1 capital to adjusted total assets ratio;

c)	develop and implement a three-year capital program;

d)
make additions to the allowance for loan and lease losses and adopt and implement written policies and procedures for establishing and maintaining the allowance in a manner consistent with the written agreement;

e)	adopt and implement an asset diversification program consistent with OCC guidelines and to perform an analysis of ANB’s concentrations of credit;

f)
take all necessary actions to protect ANB’s interest in criticized assets, adopt and implement a program to eliminate regulatory criticism of these assets, engage in an ongoing review of ANB’s criticized assets and develop and implement procedures for the effective monitoring of the loan portfolio;

g)	hire an independent appraiser to provide a written or updated appraisal of certain assets;

h)	develop and implement a program to improve the management of the loan portfolio and to provide the ANB Board with monthly written reports on credit quality;

i)	employ a loan review consultant acceptable to the OCC to perform a quarterly quality review of ANB’s assets;

j)	revise ANB’s lending policy in accordance with OCC requirements; and

k)	maintain acceptable liquidity levels.

The written agreement includes time frames to implement the foregoing and on-going compliance requirements for ANB, including requirements to report to the OCC.  The written agreement also requires ANB to establish a committee of the Board of Directors which will be responsible for overseeing compliance with the written agreement.

ANB has taken steps to comply with the requirements of the written agreement and expects that it will address all areas of concern.

Following the public announcement of the written agreement, Adams became restricted in Adams’ ability to renew or access deposits through brokers.  Moreover, a number of Adams’ depositors sought to reduce their deposits at ANB.  The impact of the written Agreement on Adams’ operations as well as deteriorating credit markets may have an adverse impact on the financial condition and operations including maintaining acceptable liquidity levels.

Adams’ Commercial Real Estate and Commercial Business Loans Expose it to Increased Lending Risks

Adams’ financial condition may be affected by a decline in the value of the real estate securing Adams’ loans. Real estate values have recently been declining in Adams’ market, which may affect Adams’ financial condition. If Adams continues to receive updated appraisals revealing significant additional weakness in its collateral, it will likely result in further losses. At December 31, 2008, Adams’ portfolio of commercial real estate loans totaled $163.2 million, and commercial business loans totaled $43.7 million.  These two categories of loans represent 63.7% of Adams’ loan portfolio. Adams has curtailed its emphasis on the origination of these types of loans at December 31, 2008.  At March 31, 2009, Adams’ portfolio of commercial real estate loans totaled $150 million, and commercial business loans totaled $36.1 million.  These two categories of loans represent 61.3% of Adams’ loan portfolio at March 31, 2009.  These types of loans generally expose a lender to greater risk of non-payment and loss than one- to four-family residential mortgage loans because repayment of the loans often depends on the successful operations and the income stream of the borrowers.  Such loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to one- to four-family residential mortgage loans.  Also, many of Adams’ borrowers have more than one commercial real estate or commercial business loan outstanding with Adams.  Consequently, an adverse development with respect to one loan or one credit relationship can expose Adams to a significantly greater risk of loss compared to an adverse development with respect to a one- to four-family residential mortgage loan.

Adams’ Current Concentration of Loans in its Primary Market Area May Increase its Risk

Adams’ success depends primarily on the general economic conditions in Washington, D.C. and to a lesser extent the Richmond and Hampton, Virginia market areas.  Unlike larger banks that are more geographically diversified, Adams provides banking and financial services to customers primarily in Washington, D.C.  The local economic conditions in the Washington, D.C. metropolitan area have a significant impact on its loans, the ability of the borrowers to repay these loans and the value of the collateral securing these loans.  A significant decline in general economic conditions caused by inflation, recession, unemployment or other factors beyond Adams’ control would impact these local economic conditions and could negatively affect the financial results of its banking operations.

During 2008, there has been a decline in the housing market and real estate markets and in the general economy, both nationally and locally, due to the recession that began in December 2007. Housing markets have deteriorated throughout 2008 and through the present day, as evidenced by reduced levels of sale, increasing inventories of houses and condominiums on the market, declining house prices and an increase in the length of time houses remain on the market. It is possible that these conditions will not improve or will worsen or that such conditions will result in a decrease in Adams’ interest income, an increase in Adams’ non-performing loans, and an increase in Adams’ provision for loan losses.

Adams targets its business lending and marketing strategy for loans to serve primarily the banking and financial services needs of small to medium size businesses.  These small to medium size businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities.  If general economic conditions negatively impact these businesses, Adams’ results of operations and financial condition may be adversely affected.

If Adams’ Allowance for Credit Losses is Not Sufficient to Cover Actual Loan Losses, its operating results will be adversely affected

Adams’ loan customers may not repay their loans according to the terms of the loans, and the collateral securing the payment of these loans may be insufficient to pay any remaining loan balance.  Adams may experience significant loan losses, which could have a material adverse effect on its operating results.  Adams makes various assumptions and judgments about the collectibility of its loan portfolio, including the creditworthiness of its borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of its loans.  In determining the amount of the allowance for credit losses, Adams relies on its loan quality reviews, its experience and its evaluation of economic conditions, among other factors.  If Adams’ assumptions and judgments prove to be incorrect, its allowance for credit losses may not be sufficient to cover losses in its loan portfolio, resulting in additions to its allowance.  Material additions to its allowance would materially decrease its net income.

Adams’ emphasis on continued diversification of its loan portfolio through the origination of commercial real estate and commercial business loans is one of the more significant factors it takes into account in evaluating its allowance for credit losses and provision for credit losses.  As Adams further increases the amount of such types of loans in its portfolio, Adams may determine to make additional or increased provisions for credit losses, which could adversely affect its earnings.

In addition, bank regulators periodically review Adams’ loan portfolio and credit underwriting procedures as well as its allowance for credit losses and may require Adams to increase its provision for credit losses or recognize further loan charge-offs.  Any increase in its allowance for credit losses or loan charge-offs as required by these regulatory authorities could have a material adverse effect on Adams’ results of operations and financial condition.

Changes in Interest Rates Could Adversely Affect Adams’ Results of Operations and Financial Condition

Adams’ results of operations and financial condition are significantly affected by changes in interest rates.  Adams’ results of operations depend substantially on its net interest income, which is the difference between the interest income earned on its interest-earning assets and the interest expense paid on its interest-bearing liabilities.  At December 31, 2008, Adams’ interest rate risk profile indicated that net interest income would increase in a rising interest rate environment, but would decrease in a declining interest rate environment.

Changes in interest rates also affect the value of Adams’ interest-earning assets, and in particular Adams’ securities portfolio.  Generally, the value of securities fluctuates inversely with changes in interest rates. At December 31, 2008, Adams’ available for sale securities totaled $62.8 million, and at March 31, 2009 totaled $60.9 million.  Decreases in the fair value of securities available for sale could have an adverse effect on shareholders’ equity or earnings.

Adams also is subject to reinvestment risk associated with changes in interest rates. Changes in interest rates may affect the average life of loans and mortgage-related securities. Decreases in interest rates can result in increased prepayments of loans and mortgage-related securities, as borrowers refinance to reduce borrowing costs. Under these circumstances, Adams is subject to reinvestment risk to the extent that it is unable to reinvest the cash received from such prepayments at rates that are comparable to the rates on existing loans and securities.  Additionally, increases in interest rates may decrease loan demand and make it more difficult for borrowers to repay adjustable rate loans.

Strong Competition Within Adams’ Market Area May Limit its Growth and Profitability

Competition in the banking and financial services industry is intense. In Adams’ market area, Adams competes with commercial banks, savings institutions, mortgage brokerage firms, credit unions, finance companies, mutual funds, insurance companies, and brokerage and investment banking firms operating locally and elsewhere.  Many of these competitors (whether regional or national institutions) have substantially greater resources and lending limits than Adams does and may offer certain services that Adams does not or cannot provide.  Adams’ profitability depends upon its continued ability to successfully compete in its market area.

Adams Operates in a Highly Regulated Environment and May Be Adversely Affected By Changes in Laws and Regulations and the ANB Written Agreement with the OCC

Adams is subject to regulation, supervision and examination by the Federal Reserve Board. ANB is subject to regulation by the OCC and by the FDIC, as insurer of its deposits.  CBT is subject to regulation by the Federal Reserve Board, the Bureau of Financial Institutions and by the FDIC, as insurer of its deposits.  Such regulation and supervision govern the activities in which a bank and its holding company may engage and are intended primarily for the protection of the deposit insurance funds and depositors.  These regulatory authorities have extensive discretion in connection with their supervisory and enforcement activities, including the imposition of restrictions on the operation of a bank, the classification of assets by a bank and the evaluation of the adequacy of a bank’s allowance for loan losses.  Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, or legislation, could have a material impact on Adams and its operations.

Adams’ operations are also subject to extensive regulation by other federal, state and local governmental authorities and are subject to various laws and judicial and administrative decisions imposing requirements and restrictions on part or all of its operations.  Adams believes that it is in substantial compliance in all material respects with applicable federal, state and local laws, rules and regulations.  Because its business is highly regulated, the laws, rules and regulations applicable to Adams are subject to regular modification and change.  There are currently proposed various laws, rules and regulations that, if adopted, would impact its operations, including, among other things, matters pertaining to corporate governance, requirements for listing and maintenance on national securities exchanges and over the counter markets, and Securities and Exchange Commission rules pertaining to public reporting disclosures.  There can be no assurance that these proposed laws, rules and regulations, or any other laws, rules or regulations, will not be adopted in the future, which could make compliance more difficult or expensive or otherwise adversely affect Adams’ business, financial condition or prospects.

If the Adams Banks’ current capital ratios decline below the regulatory threshold for an “adequately capitalized” institution, the Adams Banks’ will be considered “undercapitalized” which will have a material and adverse effect on Adams

CBT has met the requisite capital ratios to be considered “well capitalized”. ANB can not be considered “well capitalized” while under the Written Agreement dated October 1, 2008, and must maintain the following capital levels: total risk based capital equal to 12% of risk-weighted assets; tier 1 capital at least equal to 11% of risk-weighted assets; and tier 1 capital at least equal to 9% of adjusted total assets.  At December 31, 2008, ANB was considered to be adequately capitalized, however ANB’s capital ratio levels did not comply with those required by the Written Agreement. For the capital ratios of the Adams Banks and that of the consolidated Adams at December 31, 2008 and 2007 see tables in Note 16 to Adams’ Consolidated Financial Statements included herein.  At March 31, 2009, ANB’s “total capital to risked weighted assets ratio” and “tier I capital to risk weighted assets ratio” did comply with the Written Agreement; however, the Tier I capital to average assets ratio did not comply with the requirement in the Written Agreement and was short by $469,000. ANB has taken steps to comply with the capital ratio requirements as stipulated in the Written Agreement.

 The Federal Deposit Insurance Act (FDIA) requires each federal banking agency to take prompt corrective action with respect to banks that do no meet the minimum capital requirements. Once a bank becomes undercapitalized, it is subject to various requirements and restrictions, including a prohibition of the payment of capital distributions and management fees, restrictions on growth of the bank’s assets, and a requirement for prior regulatory approval of certain expansion proposals. In addition, an undercapitalized bank must file a capital restoration plan with its principal federal regulator.

If an undercapitalized bank fails in any material aspect to implement a plan approved by its regulator, the agency may impose additional restrictions on the bank. These include, among others, requiring the recapitalization or sale of the bank, restrictions with affiliates, and limiting the interest rates the bank my pay on deposits. Further, even after the bank has attained adequately capitalized status, the appropriate federal agency may, if it determines, after notice and hearing, that the bank is in an unsafe or unsound condition or has not corrected a deficiency from its most recent examination, treat the bank as if it were undercapitalized and subject the bank to the regulatory restrictions of such lower classification.

In addition to measures taken under the prompt corrective action provisions with respect to undercapitalized institutions, insured banks and their holding companies may be subject to potential enforcement actions by their regulators for unsafe and unsound practices in conducting their business or the violations of law or regulation, including the filing of false or misleading regulatory reports. Enforcement actions under this authority may include the issuance of cease and desist orders, the imposition of civil money penalties, the issuance of directives to increase capital, formal and informal agreements, or the removal and prohibition orders against “institution-affiliates parties”. Further, the Federal Reserve may bring an enforcement action against the bank holding company either to address the undercapitalization in the holding company or to require the holding company to implement measures to remediate undercapitalization in a subsidiary. It is possible that if ANB realizes losses over the next few quarters, ANB may fall into the “undercapitalized” regulatory classification, which would have a material and adverse effect on ANB and Adams.

Adams’ Expenses Will Increase As A Result Of Increases in FDIC Insurance Premiums

On December 22, 2008, the FDIC published a final rule raising the current deposit insurance assessment rates uniformly for all institutions by seven basis points (to a range from 12 to 50 basis points) for the first quarter of 2009. On February 27, 2009, the FDIC issued a final rule changing the way that the FDIC calculates federal deposit insurance assessment rates beginning in the second quarter of 2009.  On May 22, 2009, the FDIC issued a final rule imposing a special assessment of 5 basis points on total assets less tier 1 capital on June 30, 2009, which would be collected on September 30, 2009.  The FDIC expects this assessment to be booked as a second quarter 2009 expense.  The rule also provides the FDIC with authority to impose up to two additional assessments of up to 5 basis points each on total assets less tier 1 capital.

ANB is no longer considered “well capitalized” for regulatory capital purposes, which will cause ANB to incur increased premiums for deposit insurance and require FDIC approval to gather brokered deposits including CDARS reciprocal deposits

As of the date of the Written Agreement with the OCC, October 1, 2008, ANB was not considered “well capitalized” for regulatory purposes. As a result, the FDIC will assess higher deposit insurance premiums on ANB, which will negatively impact earnings. In addition, ANB will be required to obtain FDIC approval to gather or renew brokered deposits including CDARS reciprocal deposits, during such time as ANB remains “adequately capitalized” for regulatory purposes. Requiring ANB to obtain regulatory approval prior to accepting or renewing brokered deposits will affect ANB’s ability to improve ANB’s liquidity position.

ANB’s capital ratios will likely restrict Adams’ ability to grow Adams’ balance sheet as Adams has in the past, which could adversely affect Adams’ results of operations, financial condition, and liquidity

The net loss in 2008 has reduced Adams’ stockholders’ equity. If Adams’ experiences additional losses in the future, it will likely restrict Adams’ ability to grow the balance sheet as Adams has in the past. Accordingly, ANB’s short-term strategy is to manage its credit quality and strengthen, rather than grow, its balance sheet. If ANB’s credit quality continues to deteriorate, additional decreases to stockholders’ equity may occur. Any future growth may subject ANB to risk that such growth, absent an increase in ANB regulatory capital, would cause ANB to remain below the minimum requirements to be considered adequately capitalized. If Adams is not able to grow its assets, Adams’ results of operations, financial condition and liquidity may be adversely affected.

Adams’ business is subject to liquidity risk, and changes in Adams’ source of funds may adversely affect Adams’ performance and financial condition by increasing cost of funds

Adams’ ability to make loans is directly related to Adams’ ability to secure funding. Core deposits are Adams’ primary source of liquidity. Adams relies on advances from the FHLB of Atlanta as a funding source. Beginning in the third quarter of 2008, ANB did not have access to purchase federal funds under agreements from other correspondent banks and it is possible that ANB will continue to not have access to purchase federal funds while under the Written Agreement with the OCC.

Claims and Litigation Pertaining to Fiduciary Responsibility

From time to time, shareholders or customers may make claims and take legal action pertaining to Adams’ and Adams Banks’ performance of their fiduciary responsibilities. Defending such claims can impose a material expense on Adams.  If such claims and legal actions are not resolved in a manner favorable to the Adams Banks they may result in financial liability and/or adversely affect the market perception of the Adams Banks and their products and services as well as impact customer demand for those products and services. Any financial liability or reputation damage could have a material adverse effect on Adams’ business, which, in turn, could have a material adverse effect on its financial condition and results of operations.

FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains data and information that constitute forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995) regarding, among other things, the anticipated closing date of the merger, the expected pro forma effect of the merger, and plans and objectives of Premier’s management for future operations of the combined organization following consummation of the merger. You can identify these forward-looking statements because they may include terms such as “believes,” “anticipates,” “intends,” “expects,” or similar expressions and may include discussions of future strategy. Each of Premier and Adams caution you not to rely unduly on any forward-looking statements in this proxy statement/prospectus. These forward-looking statements are based on current expectations that involve a number of risks and uncertainties. Actual results may differ materially from the results expressed in these forward-looking statements.

Factors that might cause such a difference include the following:

•	the ability of Adams to obtain the required stockholder approval;

•	the ability of Premier to obtain the required shareholder approval of the issuance of Premier common stock in the merger;

•	the ability of the companies to obtain the required regulatory approvals for the merger;

•	the ability of the companies to consummate the merger;

•	the ability to successfully integrate Adams into Premier following the merger;

•	a material adverse change in the financial condition, results of operations or prospects of either Adams or Premier;

•	the ability to fully realize any cost savings and/or revenue enhancements or the ability to realize them on a timely basis;

•	the risk of borrower, depositor and other customer attrition after the transaction is completed;

•	a change in general business and economic conditions;

•	changes in the interest rate environment, deposit flows, loan demand, real estate values, and competition;

•	changes in accounting principles, policies or guidelines;

•	changes in legislation and regulation;

•	other economic, competitive, governmental, regulatory, geopolitical, and technological factors affecting the companies’ operations, pricing, and services; and

•	other risk factors described on pages 19 to 30 of this proxy statement/prospectus.

Premier and Adams undertake no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events or otherwise.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

Premier common stock and Adams common stock are both traded on the National Association of Securities Dealers, Inc. Automated Quotation System (“NASDAQ”) Global Market under the trading symbols “PFBI” and “AANB”. The closing sale price reported for Premier common stock on December 31 2008, the last trading date preceding the public announcement of the merger agreement, was $7.03, while the closing price of Adams common stock was $2.51.

The following table sets forth for the periods indicated the high and low prices per share of Premier common stock and Adams common stock as reported on NASDAQ Global Market, along with the quarterly cash dividends per share declared. The per share prices do not include adjustments for markups, markdowns or commissions.

	Premier			Adams
			Cash			Cash
	Sales Price		Dividend	Sales Price		Dividend
	High	Low	Paid	High	Low	Paid

2007
First Quarter	$16.49	$13.36	$0.10	$14.39	$13.31	$0.125
Second Quarter	16.50	15.03	0.10	14.34	13.50	0.125
Third Quarter	16.45	13.23	0.10	14.00	13.42	0.125
Fourth Quarter	14.77	12.10	0.10	13.91	10.37	0.125

2008
First Quarter	$13.59	$11.01	$0.10	$11.85	$10.15	$0.125
Second Quarter	13.15	10.05	0.11	11.50	9.20	0.125
Third Quarter	11.63	8.50	0.11	8.95	5.29	-----
Fourth Quarter	9.80	5.98	0.11	6.28	2.51	-----

2009
First Quarter	$9.00	$4.00	$0.11	$3.50	$1.30	-----
Second Quarter (through June 15, 2009)	6.68	4.82		2.88	1.62

The shareholders of Premier are entitled to receive dividends when and as declared by its board of directors. Dividends have been paid quarterly.  The payment of dividends is subject to the restrictions set forth in the Kentucky corporate and banking laws and the limitations imposed by the Federal Reserve Board.

Premier is dependent on dividends from the Premier Banks for its revenues. Various federal and state regulatory provisions limit the amount of dividends the Premier Banks can pay to Premier without regulatory approval. At December 31, 2008, approximately $2.4 million of the total shareholders' equity of the Premier Banks was available for payment of dividends to Premier without approval by the applicable regulatory authority.

In addition, federal bank regulatory authorities have authority to prohibit the Premier Banks from engaging in an unsafe or unsound practice in conducting their business. The payment of dividends, depending upon the financial condition of the bank in question, could be deemed to constitute such an unsafe or unsound practice. The ability of the Premier Banks to pay dividends in the future is presently, and could be further, influenced by bank regulatory policies and capital guidelines as well as each of the Premier Banks’ earnings and financial condition.

As explained in “Risk Factors Relating to the Merger”, completion of the merger is conditioned upon Premier’s receipt of at least $20,000,000 from the sale of Premier preferred stock to the U.S. Treasury under the TARP CPP.  If Premier preferred stock is issued, as long as it remains outstanding, unless all accrued and unpaid dividends thereon are fully paid, Premier would not be permitted to declare or pay dividends on Premier common stock.  Unless the Premier preferred stock is transferred or redeemed in whole, until the third anniversary of the U.S. Treasury’s investment, any increase in dividends on Premier common stock is prohibited without the prior approval of the U.S. Treasury.

SUMMARY SELECTED FINANCIAL DATA

The following table sets forth certain summary historical consolidated financial information for Premier and Adams. The balance sheet data and income statement data of each of Premier and Adams as of and for the five years in the period ended December 31, 2008 are taken from the audited Consolidated Financial Statements of Premier and Adams, respectively.

The following information should be read in conjunction with the audited Consolidated Financial Statements of each of Premier and Adams, and the related footnotes.

PREMIER
Summary Consolidated Financial Data

(Dollars in thousands, except per share amounts)	At or for the Quarter Ended	At or for the Quarter Ended	At or for the Year Ended December 31
	March 31, 2009	March 31, 2008	2008	2007	2006	2005	2004
Earnings
Net interest income	$6,558	$5,594	$26,035	$22,296	$21,395	$19,852	$18,064
Provision for loan losses	102	(135)	147	(78)	(1,161)	4	1,026
Non-interest income	1,170	1,066	5,291	4,623	4,165	3,920	3,606
Non-interest expense	5,764	4,122	19,894	16,408	16,937	17,305	17,782
Income taxes	633	899	3,749	3,470	3,283	2,029	899
Income from continuing operations	1,229	1,774	7,536	7,119	6,501	4,434	1,963
Income from discontinued operations (1)	-	-	-	-	-	-	4,734
Net income	$1,229	$1,774	$7,536	$7,119	$6,501	$4,434	$6,697

Financial Position
Total assets	$734,141	$563,768	$724,465	$549,255	$535,452	$528,324	$537,255
Loans, net of unearned income	466,874	335,947	467,111	346,570	343,797	328,717	324,937
Allowance for loan losses	8,587	6,407	8,544	6,497	6,661	7,892	9,384
Goodwill and other intangibles	30,078	15,816	29,974	15,816	15,816	15,816	15,816
Securities	155,581	144,541	175,741	124,242	121,367	137,419	153,892
Deposits	604,892	464,279	589,182	449,033	438,950	435,843	437,798
Other borrowings	34,968	25,565	41,518	26,124	33,091	19,053	20,536
Subordinated debentures	-	-	-	-	-	15,722	20,876
Stockholders’ equity	90,030	69,789	89,422	67,389	61,002	54,287	51,029

Selected Financial Data (Continued)

(Dollars in thousands, except per share amounts)	At or for the Quarter Ended	At or for the Quarter Ended	At or for the Year Ended December 31
	March 31, 2009	March 31, 2008	2008	2007	2006	2005	2004
Share Data
Income from continuing operations – basic	$0.19	$0.34	$1.25	$1.36	$1.24	$0.85	$0.37
Income from continuing operations - diluted	0.19	0.34	1.25	1.35	1.24	0.84	0.37
Net income – basic	0.19	0.34	1.25	1.36	1.24	0.85	1.28
Net income - diluted	0.19	0.34	1.25	1.35	1.24	0.84	1.28
Book value	14.08	13.32	13.99	12.87	11.65	10.37	9.75
Tangible book value	9.38	10.30	9.30	9.85	8.63	7.35	6.73
Cash dividends	0.11	0.10	0.43	0.40	0.10	0.00	0.00
Return on average assets (2), (3)	0.68%	1.28%	1.12%	1.31%	1.21%	0.82%	0.36%
Return on average equity (3)	5.44%	10.20%	9.38%	11.13%	11.31%	8.42%	4.06%
Dividend payout (3)	57.89%	29.41%	34.40%	29.41%	8.06%	0.00%	0.00%
Stockholders’ equity to total assets at period-end	12.26%	12.38%	12.34%	12.27%	11.39%	10.28%	9.50%
Average stockholders’ equity to average total assets (2)	12.43%	12.53%	11.94%	11.74%	10.74%	9.77%	8.23%

(1)
In the fourth quarter of 2003, Premier adopted and began to implement a plan to sell its subsidiary Citizens Bank (Kentucky), Inc. (“Citizens Bank”) located in Georgetown, Kentucky.  The sale was completed on July 1, 2004.  In accordance with Financial Accounting Standard 144, the financial position and results of operations of Citizens Bank are removed from the detail line items in the table and presented separately as “discontinued operations.”

(2)	Computed based on average assets from continuing operations
(3)	Computed based on income (loss) from continuing operations

ADAMS
Summary Consolidated Financial Data
 (Dollars in thousands, except per share data)

	At or for the Quarter Ended	At or for the Quarter Ended	At or for the Year Ended December 31,
	March 31, 2009	March 31, 2008	2008	2007	2006	2005 (1)	2004(1)
Income Statement Data
Total interest income	$5,035	$6,705	$25,302	$30,251	$26,145	$18,461	$13,829
Total interest expense	1,764	2,865	9,801	13,599	9,408	4,307	1,986
Net interest income	3,271	3,840	15,501	16,652	16,737	14,154	11,843
Provision (credit) for loan losses	965	105	11,822	260	(232)	310	420
Total noninterest income	370	407	966	1,625	2,130	1,911	1,975
Total noninterest expense	4,018	3,223	14,549	13,862	13,107	10,240	7,415
(Benefit) provision for income taxes	(537)	355	(4,125)	1,096	2,296	2,195	2,381
Net (loss) income	(805)	564	(5,779)	3,059	3,696	3,320	3,602

Per Common Share Data
Basic net (loss) income per share	$(0.23)	$0.16	$(1.67)	$0.88	$1.07	$0.98	$1.09
Diluted net (loss) income per share	$(0.23)	$0.16	$(1.67)	$0.88	$1.07	$0.98	$1.08
Cash dividends	$--	$0.125	$0.25	$0.50	$0.50	$0.50	$0.45

Selected Balance Sheet Data
Total assets	$395,769	$429,157	$423,681	$445,875	$405,502	$343,030	$251,192
Investment securities	64,021	75,722	65,989	79,701	63,069	70,116	50,835
Loans	303,112	318,216	324,764	307,483	307,957	248,287	180,272
Allowance for loan losses	13,292	4,414	12,514	4,202	4,432	4,345	2,558
Deposits	323,344	371,737	346,961	386,942	363,590	292,032	215,367
Long-term debt	26,332	15,115	26,132	15,120	6,288	11,213	7,127
Stockholders' equity	22,754	32,022	24,281	31,439	30,182	28,053	24,760

Selected Ratios
Return on average assets	(0.79%)	0.52%	(1.32%)	0.69%	0.99%	1.15%	1.55%
Return on average stockholders' equity	(13.75%)	7.06%	(19.14%)	9.92%	12.78%	12.49%	15.21%
Average equity to average assets	5.78%	7.36%	6.89%	6.95%	7.77%	9.17%	10.18%
Dividend payout ratio	0.00%	78.13%	(14.97%)	56.82%	46.89%	51.02%	41.28%
Net charge-offs (recoveries) to average loans	0.06%	(0.03%)	1.07%	0.16%	(0.12%)	(0.02%)	(0.01%)
Nonperforming assets to total loans	20.29%	4.46%	11.67%	3.98%	1.16%	0.23%	1.04%
Allowance for loan losses to loans	4.11%	1.39%	3.85%	1.37%	1.44%	1.75%	1.42%

(1) 2005 includes CBT results from July 30, 2005.  Prior historical periods do not reflect CBT results.

SUMMARY SELECTED PRO FORMA COMBINED FINANCIAL INFORMATION

Unaudited Pro Forma Condensed Combined Financial Information

The following unaudited pro forma condensed combined balance sheet at March 31, 2009 and unaudited pro forma condensed combined statements of income for the year ended December 31, 2008 and the three months ended March 31, 2009, give effect to the proposed merger.  The unaudited pro forma condensed combined financial statements are based on the audited consolidated financial statements of Premier and Adams for the year ended December 31, 2008 and the unaudited consolidated financial statements of Premier and Adams as of, and for the three months ended, March 31, 2009.

The unaudited pro forma condensed combined financial statements give effect to the merger using the purchase method of accounting under GAAP.  The acquired assets and liabilities of Adams have been adjusted to “fair value” under SFAS 141r as of the balance sheet date.  Also included in the pro forma combined balance sheet are adjustments related to the anticipated issuance of Premier preferred stock under the U.S. Treasury’s CPP and the usage of those funds to 1.) eliminate intercompany debt resulting from the merger; 2.) payoff debt at Adams to strengthen the combined entity’s regulatory capital ratios; and 3.) to recapitalize ANB to meet the minimum regulatory capital ratios required by the written agreement between ANB and the Office of the Comptroller of the Currency.  To the extent any of the balance sheet pro forma adjustments will have a direct determinable impact on future operations, the pro forma income statements include adjustments simulating the impact(s).  These adjustments are preliminary and are subject to change.  The final adjustments will be calculated when the merger is effective and may be materially different from those presented.

The unaudited pro forma information is provided for information purposes only.  The pro forma financial information presented is not necessarily indicative of the actual results that would have been achieved had the merger been consummated on the dates or at the beginning of the periods presented, and is not necessarily indicative of future results.  The unaudited pro forma financial information should be read in conjunction with the audited and unaudited consolidated financial statements and the notes thereto of Premier contained in this joint proxy statement/prospectus and the audited and unaudited financial statements of Adams contained in this joint proxy statement/prospectus.

The unaudited pro forma stockholders’ equity and net income derived from the above assumptions are qualified by the statements set forth under this caption and should not be considered indicative of the market value of Premier common stock or the actual or future results of operations of Premier for any periods.  Actual results may be materially different than the pro forma data presented.

Unaudited Pro Forma Condensed Combined Balance Sheet at of March 31, 2009
(Dollars in thousands)

	Premier	Adams	Pro Forma Fair Value Adjustments			Pro Forma TARP CPP Proceeds Adjustments			Pro Forma Stock Issuance Adjustments			Pro Forma Combined Company
ASSETS
Cash and due from banks	$29,933	$11,924	$			$			$			$41,857
Federal funds sold	40,152	7,033					7,218	n,p,r				54,403
Securities available-for-sale	155,581	60,905		3,192	a,m							219,678
Securities held-to-maturity	-	3,116		(3,116)	a							-
Loans	466,874	303,112		(19,861)	b,c		(4,250)	q				745,875
Allowance for loan losses	(8,587)	(13,292)		13,292	b							(8,587)
Net loans	458,287	289,820		(6,569)	c		(4,250)					737,288
FHLB and FRB stock	3,788	3,051										6,839
Premises and equipment, net	11,596	4,908		100	d							16,604
Other real estate owned	981	3,876										4,857
Goodwill	28,724	-			e							28,724
Other intangible assets	1,354	-		3,669	f							5,023
Other assets	3,745	11,136		1,825	g					(3,506)	u	13,200
Total assets	$734,141	$395,769		$(899)			$2,968			$(3,506)		$1,128,473

LIABILITIES
Deposits
Non-interest bearing deposits	$106,092	$57,537	$			$			$			$163,629
Time deposits, $100,000 and over	77,472	59,029		437	h							136,938
Other interest bearing deposits	421,328	206,778		1,399	h							629,505
Total deposits	604,892	323,344		1,836								930,072
Federal funds purchased and securities sold under agreements to repurchase	13,327	4,663										17,990
Short-term FHLB advances	2,000	17,000					(6,100)	r				12,900
Other FHLB advances	4,563	10,000		532	j							15,095
Other borrowed funds	15,078	16,332		122	j		(12,932)	p,q				18,600
Other liabilities	4,251	1,676										5,927
Total liabilities	644,111	373,015		2,490			(19,032)					1,000,584

STOCKHOLDERS’ EQUITY
Preferred stock	-	-					21,800	n				21,800
Common stock warrants	-	-					200	n				200
Common stock	2,264	35								1,510	s	3,809
Additional paid-in capital	58,279	24,877		(5,547)	e,k					(11,528)	e,s	66,081
Retained earnings	27,872	(254)		254	k					6,512	t,u	34,384
Accumulated other comprehensive income	1,615	(1,904)		1,904	m							1,615
Total stockholders’ equity	90,030	22,754		(3,389)			22,000			(3,506)		127,889
Total liabilities and stockholders’ equity	$734,141	$395,769		$(899)			$2,968			$(3,506)		$1,128,473

Unaudited Pro Forma Condensed Combined Statement of Income for the Three Months Ended
March 31, 2009
(In thousands, except per share data)

	Premier	Adams	Pro Forma Adjustments		Pro Forma Combined Company
Interest Income
Loans, including fees	$7,425	$4,229	$(53)	aa	$11,601
Investment securities	1,693	802			2,495
Federal funds sold and other	18	4	5	bb	27
Total interest income	9,136	5,035	(49)		14,122

Interest Expense
Deposits	2,353	1,459	(474)	cc	3,338
Repurchase agreements and other	33	15			48
FHLB advances and other borrowings	192	290	(193)	aa,dd,ee,ff	289
Total interest expense	2,578	1,764	(667)		3,675

Net interest income	6,558	3,271	618		10,447
Provision for loan losses	102	965			1,067
Net interest income after provision for loan losses	6,456	2,306	618		9,380

Non-interest Income
Service charges on deposit accounts	725	223			948
Electronic banking income	236	130			366
Secondary market mortgage income	83				83
Other-than-temporary impairment of AFS securities	-	(32)			(32)
Other	126	64			175
	1,170	370	-		1,540

Non-interest Expenses
Salaries and employee benefits	2,794	1,783			4,577
Occupancy and equipment	712	573			1,285
Outside data processing	755	215			970
Professional fees	341	409			750
Amortization of intangibles	77	-	115	gg	192
Other expenses	1,085	1,038			2,123
	5,764	4,018	115		9,897

Income before income taxes	1,862	(1,342)	503		1,023
Income tax expense (benefit)	633	(537)	176	hh	272
Net income (loss)	1,229	(805)	327		751
Dividends on preferred stock and accretion	-	-	285	jj	285
Net income available to common shareholders	$1,229	$(805)	$42		466

Net Income Per Common Share
Basic	$0.19	$(0.23)			$0.06
Diluted	0.19	(0.23)			0.06
Weighted Average Shares Outstanding
Basic	6,393	3,464	(1,919)	kk	7,938
Diluted	6,393	3,464	(1,919)	kk	7,938

Unaudited Pro Forma Condensed Combined Statement of Income for the Year Ended
December 31, 2008
(In thousands, except per share data)

	Premier	Adams	Pro Forma Adjustments		Pro Forma Combined Company
Interest Income
Loans, including fees	$29,692	$21,238	$-		$50,930
Investment securities	7,359	3,705			11,064
Federal funds sold and other	793	359	172	bb	1,324
Total interest income	37,844	25,302	172		63,318

Interest Expense
Deposits	10,676	8,638	(1,326)	cc	17,988
Repurchase agreements and other	251	176			427
FHLB advances and other borrowings	882	987	(673)	dd,ee,ff	1,196
Total interest expense	11,809	9,801	(1,999)		19,611

Net interest income	26,035	15,501	2,171		43,707
Provision for loan losses	147	11,822			11,969
Net interest income after provision for loan losses	25,888	3,679	2,171		31,738

Non-interest Income
Service charges on deposit accounts	3,249	862			4,111
Electronic banking income	824	$548			1,372
Secondary market mortgage income	458	39			497
Securities gains	93	-			93
Other-than-temporary impairment of AFS securities	-	(655)			(655)
Other	667	172			839
	5,291	966	-		6,257

Non-interest Expenses
Salaries and employee benefits	10,229	6,801			17,030
Occupancy and equipment	2,546	2,366			4,912
Outside data processing	2,587	1,017			3,604
Professional fees	840	1,138			1,978
Amortization of intangibles	204	-	459	gg	663
Other expenses	3,488	3,227			6,715
	19,894	14,549	459		34,902

Income before income taxes	11,285	(9,904)	1,712		3,093
Income tax expense (benefit)	3,749	(4,125)	599	hh	223
Net income (loss)	7,536	(5,779)	1,113		2,870
Dividends on preferred stock and accretion	-	-	1,140	jj	1,140
Net income available to common shareholders	$7,536	$(5,779)	$(27)		1,730

Net Income Per Common Share
Basic	$1.25	$(1.67)			$0.23
Diluted	1.25	(1.67)			0.23
Weighted Average Shares Outstanding
Basic	6,011	3,463	(1,918)	kk	7,556
Diluted	6,019	3,463	(1,918)	kk	7,564

Notes to Unaudited Pro Forma Condensed Combined Balance Sheets and Statements of Income
(In thousands, except per share data)

The unaudited pro forma condensed combined balance sheet of Premier and Adams at March 31, 2009 has been prepared as if the merger had been consummated on that date.  The unaudited pro forma condensed combined statements of income for the three months ended March 31, 2009 and the year ended December 31, 2008 were prepared as if the merger had been consummated at the beginning of the period presented.  The unaudited pro forma condensed combined financial statements are based on the historical financial statements of Premier and Adams and give effect to the merger under the purchase method of accounting and the assumptions and adjustments in the notes that follow.  Fair value adjustments are estimates that are subject to change based upon circumstances at the closing date to the acquisition.  Certain reclassifications have been made to Adams’ financial information in order to conform to the presentation of Premier’s financial information.

a.	Reclassify Securities Held-to-Maturity as Securities Available-for-Sale and adjust securities to market value.

b.	Allocate Adams’ $13,292 allowance for loan losses to the loan portfolio to record loans acquired at fair value.

c.
Additional $6,569 discount on loan portfolio to record loans at their estimated fair value.  The fair value of the loan portfolio will be reassessed as of the closing date of the acquisition and is subject to change.

d.	Adjust premises to fair value

e.	Negative goodwill resulting from other purchase accounting adjustments reclassified to reduce additional paid-in-capital.

f.	Record estimated core deposit intangible asset. The core deposit intangible is being amortized on an accelerated basis over a period of 8 years.

g.	Record net deferred income tax asset, established at a rate of 35% of the other purchase accounting adjustments.

h.
Record fixed rate certificates of deposit at fair value using market interest rates.  The fair value of fixed rate certificates of deposits will be reassessed as of the closing date of the acquisition and is subject to change.

j.
Adjust long-term FHLB advances and other borrowed funds to fair value using market interest rates.  The fair value of long-term FHLB advances and other borrowed funds will be reassessed as of the closing date of the acquisition and is subject to change.

k.	Reclassify Adams’ accumulated deficit to additional paid-in capital.

Notes to Unaudited Pro Forma Condensed Combined Balance Sheets and Statements of Income (continued)

m.	Adjust cost basis of securities available-for-sale to fair value.

n.
In connection with the purchase of Adams, Premier will issue approximately $22,000 of Premier cumulative preferred stock to the U.S. Treasury as part of the TARP CPP.  This issuance includes warrants for $3,300 of Premier common stock which have an estimated fair value of $200 using the Black-Sholes model to determine fair value.  Any unused funds will be held by Premier in deposit account(s) at its subsidiary banks which, for this analysis, will hold the funds in Federal funds sold.

p.	Utilize $4,250 of the TARP CPP funds to payoff Adams parent company borrowing from the Bankers’ Bank of Kentucky which was participated to Premier subsidiary banks.

q.
Utilize $8,682 of the TARP CPP funds to payoff Adams parent company borrowings from First Guaranty Bank, Hammond, Louisiana to reduce the combined company’s borrowings from First Guaranty Bank.  Prior to the merger with Adams, Premier had $10,634 in borrowings from First Guaranty Bank.

r.
Utilize $6,100 of the TARP CPP funds to recapitalize ANB to meet prescribed capital ratios required by the written agreement between ANB and the Office of the Comptroller of the Currency.  These proceeds are assumed to be used by the bank to reduce short-term FHLB borrowings.

s.
Adjust consolidated equity to reflect the purchase of Adams.  Premier will issue approximately 0.4461 shares of its common stock for each of the 3,464 shares of Adams common stock, or a total of approximately 1,545 shares.  Assuming a closing price of $6.05 for Premier common stock at the date of acquisition, the value assigned to the acquisition of Adams would total approximately $9,347.

t.	Under SFAS 141r, bargain purchase of Adams would result in a gain on the acquisition as follows:

Estimated value of stock issued to Adams’ stockholders	$9,347
Net assets of Adams at March 31, 2009	(22,754)
Adjustments to fair value:
Securities	(76)
Loans	6,569
Fixed assets	(100)
Core deposit intangibles	(3,669)
Fixed rate certificates of deposit	1,836
FHLB advances and other borrowed funds	654
Deferred taxes on fair value adjustments	(1,825)
Negative goodwill recognized as gain on acquisition	$(10,018)

This gain is not reflected in the pro forma income statements.

Notes to Unaudited Pro Forma Condensed Combined Balance Sheets and Statements of Income (continued)

The fair value adjustments to the balance sheet of Adams and its subsidiaries are estimates and will be reassessed as of the closing date of the acquisition.  As such, the projected gain on the acquisition detailed above is subject to change.

u.	Deferred tax on gain on acquisition at 35%

aa.
As a result of the use of $4,250 of the TARP CPP funds to payoff Adams parent company borrowing from the Bankers’ Bank of Kentucky which was participated to Premier subsidiary banks (see note p above), pro forma loan income at the Premier subsidiary banks was reduced by approximately $53 and interest expense on borrowings at Adams was reduced by $53 during the first three months of 2009.

Since this borrowing was originated on December 31, 2008 and therefore was not outstanding during the calendar year 2008, no loan income or borrowing expense adjustment was made to the pro forma income statement for the year ended December 31, 2008.  The $4,250 of TARP CPP funds are assumed to be included in the balance of Federal funds sold for the year.

bb.
Remaining funds from the $22,000 of TARP CPP funds are assumed to be held by Premier in deposit account(s) at its subsidiary banks which, for this analysis, will hold the funds in Federal funds sold (see note n above).  For the quarter ended March 31, 2009, a pro forma adjustment is made for the interest income that would have been earned on the average balance of those Federal funds sold using an average yield of 0.25%

For the year ended December 31, 2008, the pro forma adjustment for income that would have been earned on the average balance of those Federal funds sold is based on the following usage of funds prorated for the number of days outstanding during 2008.

Total TARP CPP funds available	$22,000
Less funds used to:
Payoff $5,000 loan from First Guaranty Bank	(5,000)
Payoff $3,682 line from First Guaranty Bank (pro rated for 214 days)	(2,153)
Capital injection into ANB	(6,100)
Investable proceeds	8,747
Average yield on Federal funds sold	1.97%
Interest income adjustment on pro forma	$172

cc.
Amortization of fair value adjustment on fixed rate certificates of deposit (see note h above).  Amortization is based upon the maturity pattern of the acquired certificates of deposit which is irregular.  The following table estimates the projected amortization by period.

Notes to Unaudited Pro Forma Condensed Combined Balance Sheets and Statements of Income (continued)

	Certificates of Deposit
	$100,000 and over	Under $100,000	Total
0 to 3 months	$136	$338	$474
4 to 12 months	220	632	852
13 to 24 months	41	200	241
25 to 36 months	41	199	240
37 to 48 months	(1)	15	14
Over 48 months	-	15	15
Total	$437	$1,399	$1,836

dd.
As a result of the use of $8,862 of the TARP CPP funds to payoff Adams parent company borrowings from First Guaranty Bank (see note q above), pro forma interest expense on borrowings at Adams was reduced by $78 for the first three months of 2009.

Not all of these borrowings were outstanding for the full year ended December 31, 2008.  The pro forma interest expense on borrowings at Adams was reduced by $340 for the year ended December 31, 2008 based upon each borrowings average outstanding balance during the year.

ee.
As a result of the use of $6,100 of the TARP CPP funds to recapitalize ANB to meet certain minimum capital ratios (see note r above), it is assumed that the bank would use these funds to reduce short-term FHLB borrowings.  Pro forma interest expense on FHLB advances is reduced by $9 during the first three months of 2009 based upon an average short-term borrowing rate of 0.59% during that time.

Pro forma interest expense on FHLB advances is reduced by $120 during the year ended December 31, 2008 based upon an average short-term borrowing rate of 1.97% during the year.

ff.
Amortization of fair value adjustment on fixed rate long-term FHLB borrowings (see note j above).  Amortization is estimated using the straight-line method over the remaining 30 month period to maturity.

gg.	Amortization of core deposit intangible asset (see note f above). The core deposit intangible is being amortized on an accelerated basis over a period of 8 years.

hh.	Income tax expense at the assumed rate of 35%.

Notes to Unaudited Pro Forma Condensed Combined Balance Sheets and Statements of Income (continued)

jj.
In connection with the purchase of Adams, Premier will issue approximately $22,000 of Premier cumulative preferred stock to the U.S. Treasury as part of the TARP CPP and $3,300 of Premier common stock warrants.  The cumulative preferred dividend rate is 5% on an annual basis for the first five years and then increases to 9% thereafter.  The estimated fair value of the warrants is being amortized on a level yield basis over 5 years.  The pro forma income statements include the effect of the preferred stock dividend and related accretion of the common stock warrant fair value for the three and twelve month periods, respectively.

kk.	To adjust weighted average shares outstanding to reflect the 1,545 estimated shares of Premier common stock to be issued to the stockholders of Adams.

Unaudited Comparative Historical and Pro Forma Per Share Data

The table below summarizes selected per share information about Premier and Adams.  The per share information is presented both historically and on a pro forma basis to reflect the merger.

The data in the tables should be read together with the financial information and the financial statements of Premier and Adams included in this proxy statement-prospectus.  The pro forma per share common stock data is presented as an illustration only. The data does not necessarily indicate the combined position per share or combined results of operations per share that would have been reported if the merger had occurred when indicated, nor is the data a forecast of the combined financial position or combined results of operations for any future period.  No pro forma adjustments have been included herein which reflect the potential effects of cost savings or synergies, which may be obtained by integrating the operations of Adams and Premier.

The data in the tables assumes that at the time of closing there are 3,463,569 shares of Adams common stock outstanding.

At and for the three months ended March 31, 2009
	Premier Historical	Adams Historical		Unaudited Combined Pro Forma Amounts for Premier and Adams	Unaudited Pro Forma Equivalent Adams
Shares (thousands) outstanding at March 31, 2009	6,393	3,463		7,938	1,545
Book value per share at March 31, 2009	$14.08	$6.57		$13.34	$5.95
Cash dividends paid per common share for the three months ended March 31, 2009	$0.11	$-		$0.11	$0.05
Basic earnings per share available to common shareholders for the three months ended March 31, 2009	$0.19	$(0.23	)-	$0.06	$0.03
Diluted earnings per share available to common shareholders for the three months ended March 31, 2009	$0.19	$(0.23	)-	$0.06	$0.03

At and for year ended December 31, 2008
	Premier Historical	Adams Historical		Unaudited Combined Pro Forma Amounts for Premier and Adams	Unaudited Pro Forma Equivalent Adams
Shares (thousands) outstanding at December 31, 2008	6,393	3,463		7,938	1,545
Book value per share at December 31, 2008	$13.99	$7.01		$13.46	$6.00
Cash dividends paid per common share for the year ended December 31, 2008	$0.43	$0.25		$0.43	$0.19
Basic earnings per share available to common shareholders for the year ended December 31, 2008	$1.25	$(1.67	)-	$0.23	$0.10
Diluted earnings per share available to common shareholders for the year ended December 31, 2008	$1.25	$(1.67	)-	$0.23	$0.10

THE PREMIER SPECIAL MEETING

Date, Time and Place

The special meeting of Premier shareholders will be held at the Pullman Plaza Hotel, 1001 Third Avenue, Huntington, West Virginia 25701, on _______________, 2009 at _________ a.m., local time.

Purpose of the Premier Special Meeting

At the Premier special meeting, Premier shareholders will be asked:

•	to vote on a proposal to approve the issuance of Premier common stock in connection with the merger;

•	to vote on a proposal to amend the Premier articles of incorporation to increase the authorized number of shares of Premier common stock from 10,000,000 to 20,000,000; and

•
to vote upon an adjournment of the Premier special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to approve the proposal to issue Premier common stock in connection with the merger.

•	to transact any other business that may properly be brought before the Premier special meeting or any adjournments or postponements thereof.

Recommendation of the Board of Directors of Premier

The Premier board of directors unanimously, with Messrs Reynolds, Walker and Scaggs abstaining, has determined that the merger, the merger agreement and the transactions contemplated by the merger agreement, including the stock issuance, are advisable and in the best interests of Premier and its shareholders and has unanimously, Messrs Reynolds, Walker and Scaggs abstaining, approved the merger agreement and recommends that Premier shareholders vote “FOR” the proposal to issue shares of Premier common stock in the merger and “FOR” the proposal to adjourn the Premier special meeting, if necessary.

The Premier board of directors unanimously recommends that the Premier shareholders vote “FOR” the proposal to amend Premier’s articles of incorporation.

Premier Record Date; Stock Entitled to Vote

Only holders of record of shares of Premier common stock at the close of business on _____________, 2009, the record date for the Premier special meeting, will be entitled to notice of, and to vote at, the Premier special meeting or any adjournments or postponements thereof.

On the record date, there were outstanding a total of 6,392,772 shares of Premier common stock entitled to vote at the Premier special meeting.

The following Premier executive officers and directors have substantial financial interests in Adams:

•
Marshall T. Reynolds, Chairman of the Board of Directors of Premier and beneficial owner of 563,425 shares of Premier common stock, constituting 8.8% of outstanding shares of Premier common stock, also serves as a director of Adams. Together with his wife Shirley A. Reynolds, Mr. Reynolds is the beneficial owner of 600,024 shares of Adams common stock, constituting 17.3% of the outstanding Adams shares as of ______________, 2009.

•
Since September 16, 2008, Robert W. Walker, President and Chief Executive Officer of Premier, has served as Chairman, President and Chief Executive Officer of Adams and as a director of ANB.  Mr. Walker was also appointed as Acting Interim President and Chief Executive Officer of ANB.  Mr. Walker beneficially owns 43,572 shares of Premier common stock and 9,398 shares of Adams common stock.

•	Neal W. Scaggs, a director of Premier and beneficial owner of 6,825 shares of Premier common stock, beneficially owns 60,000 shares of Adams common stock.

The Kentucky Business Corporation Act governing conflicts of interest (a transaction in which a director of the corporation has an interest in the transaction) provides that such a transaction is not voidable by the corporation if any one of the following apply:

(a)	The material facts of the transaction and the director’s interest were disclosed to the board of directors and the board of directors approved the transaction; or

(b)	The material facts of the transaction and the director’s interest were disclosed to the shareholders and the shareholders approved the transaction; or

(c)	The transaction was fair to the corporation.

Marshall T. Reynolds’, Robert W. Walker’s and Neal W. Scaggs’ beneficial ownership of Adams common stock, Marshall T. Reynolds’ position as a director of Adams and Robert W. Walker’s position as an Adams director and executive officer were disclosed to the Premier board, which approved the transaction by unanimous vote of the disinterested directors.  Baxter Fentriss and Company, financial advisor to Premier, has determined that the merger is fair to Premier.  However, Premier’s board of directors determined that Premier’s shareholders should be apprised of the interests of Messrs. Reynolds, Scaggs and Walker in connection with the proposal to issue Premier shares in the merger and be afforded the opportunity to vote on the matter without including Messrs. Reynolds’, Walker’s and Scaggs’ shares in the vote.

Accordingly, the aggregate 613,822 Premier shares beneficially owned by Messrs. Reynolds, Walker and Scaggs will not be voted for the proposal to approve the issuance of Premier common stock in connection with the merger, nor will they be counted in determining a quorum on that proposal.  They will be voted, and will be counted in constituting a quorum on the proposals to amend the Premier articles of incorporation to increase authorized common shares and any adjournment of the Premier special meeting.

Premier shareholders may exercise their votes by voting in person or by a properly executed and delivered proxy with respect to the Premier special meeting.

On the record date, approximately 126,158 shares, or 2% of the outstanding shares of Premier common stock were held by Premier directors and executive officers other than Messrs. Reynolds, Scaggs and Walker and their affiliates. We currently expect that Premier’s directors and executive officers will vote their shares in favor of the issuance of Premier common stock in connection with the merger (except for the shares beneficially owned by Messrs. Reynolds, Scaggs and Walker) and in favor of the Premier articles of incorporation amendment proposal, although none of them has entered into any agreements obligating them to do so.

Quorum

The presence of a majority of the outstanding shares of Premier common stock, by person or by proxy is necessary to constitute a quorum for the transaction of business at the special meeting. All shares of Premier common stock represented at the Premier special meeting will be treated as present for purposes of determining the presence or absence of a quorum for all matters to be considered at the Premier special meeting, except that, for purposes of determining a quorum on the proposal to issue Premier shares in the merger, shares held by Messrs. Reynolds, Walker and Scaggs are not counted in determining a quorum, as they are not counted in determining the vote on that proposal.  Such shares can be voted and therefore are counted in determining a quorum on the proposed amendment to Premier’s articles of incorporation.

Required Vote

The proposals require different percentages of votes in order to approve them:

•
The issuance of Premier common stock to Adams stockholders requires approval by the affirmative vote of a majority of the outstanding shares of Premier (excluding the shares held by Marshall T. Reynolds, Robert W. Walker and Neal W. Scaggs).

•	The Premier articles of incorporation amendment proposal requires approval by the affirmative vote of a majority of shares voting at the special meeting.

•
Approval of any proposal to adjourn the Premier special meeting, if necessary, for the purpose of soliciting additional proxies requires that the affirmative vote of holders of a majority of the total voting power present or represented by proxy at the Premier special meeting.

Abstentions and Broker Non-Votes

Because approval of the proposal to issue Premier common stock in the merger requires the affirmative vote of the holders of more than 50% of the outstanding shares of Premier common stock entitled to vote at the special meeting (excluding the shares held by Marshall T. Reynolds, Robert W. Walker and Neal W. Scaggs), abstentions and broker non-votes will have the same effect as votes against this matter. Accordingly, the Premier board of directors urges you to complete, date and sign the accompanying proxy and return it promptly in the enclosed, postage-paid envelope.

If you are a Premier shareholder and fail to vote, fail to instruct your broker or nominee to vote, or vote to abstain, it will have the effect of a vote against the proposal to issue Premier common stock in the merger and the proposal to amend Premier’s articles of incorporation.

Voting of Proxies

A proxy card is enclosed for your use. Premier requests that you sign the accompanying proxy and return it promptly in the enclosed postage-paid envelope. When the accompanying proxy is returned properly executed, the shares of Premier common stock represented by it will be voted at the Premier special meeting or any adjournment thereof in accordance with the instructions contained in the proxy.

If a proxy is signed and returned without an indication as to how the shares of Premier common stock represented are to be voted with regard to a particular proposal, the Premier common stock represented by the proxy will be voted in favor of each such proposal. At the date hereof, management has no knowledge of any business that will be presented for consideration at the special meeting and which would be required to be set forth in this joint proxy statement/prospectus or the related Premier proxy card other than the matters set forth in Premier’s Notice of Special Meeting of Shareholders. In accordance with Kentucky law, business transacted at the Premier special meeting will be limited to those matters set forth in such notice. Nonetheless, if any other matter is properly presented at the Premier special meeting for consideration, it is intended that the persons named in the enclosed proxy and acting thereunder will vote in accordance with their best judgment on such matter.

Your vote is important. Accordingly, please sign and return the enclosed proxy card whether or not you plan to attend the Premier special meeting in person.

Shares Held in Street Name

If you hold your shares in a stock brokerage account or if your shares are held by a bank or nominee (that is, in street name), you must provide the record holder of your shares with instructions on how to vote your shares if you wish them to be counted. Please follow the voting instructions provided by your bank or broker. Please note that you may not vote shares held in street name by returning a proxy card directly to Premier or by voting in person at your shareholder meeting unless you provide a “legal proxy,” which you must obtain from your bank or broker. Further, brokers who hold shares of Premier common stock on behalf of their customers may not give a proxy to Premier to vote those shares without specific instructions from their customers.

If you are a Premier shareholder and you do not instruct your broker on how to vote your shares, your broker may not vote your shares.

Your vote is important.  Accordingly, please sign and return your broker’s instructions whether or not you plan to attend the Premier special meeting in person.

Revocability of Proxies

You have the power to revoke your proxy at any time before your proxy is voted at the Premier special meeting. You can revoke your proxy in one of three ways:

•	you can send a signed notice of revocation;

•	you can grant a new, valid proxy bearing a later date; or

•
if you are a holder of record, you can attend the Premier special meeting and vote in person, which will automatically cancel any proxy previously given, or you can revoke your proxy in person, but your attendance alone will not revoke any proxy that you have previously given.

If you choose either of the first two methods, your notice of revocation or your new proxy must be received by Premier’s Secretary at 2883 Fifth Avenue, Huntington, West Virginia 25701, no later than the beginning of the Premier special meeting.

Solicitation of Proxies

In accordance with the merger agreement, the cost of proxy solicitation for the Premier special meeting will be borne by Premier. In addition to the use of the mail, proxies may be solicited by officers and directors and regular employees of Premier, without additional remuneration, by personal interview, telephone, facsimile or otherwise. Premier will also request brokerage firms, nominees, custodians and fiduciaries to forward proxy materials to the beneficial owners of shares held of record on the record date and will provide customary reimbursement to such firms for the cost of forwarding these materials.

THE ADAMS SPECIAL MEETING

Date, Time and Place

The special meeting is scheduled to be held at the offices of Adams National Bank, 1130 Connecticut Avenue, NW, Suite 200, Washington, DC 20036, on ______________, 2009 at ____ a.m., local time.

Purpose of the Adams Special Meeting

The special meeting of Adams stockholders is being held:

•
to adopt the Agreement of Merger, dated as of December 30, 2008, among Premier, AANB Acquisition Corp., a wholly owned subsidiary of Premier, and Adams, pursuant to which AANB Acquisition Corp. will be merged with and into Adams and each outstanding share of common stock of Adams will be converted into the right to receive 0.4461 shares of common stock of Premier, with cash paid in lieu of fractional shares;

•	to vote upon an adjournment to the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to approve the proposal to adopt the Agreement of Merger; and

•	to transact any other business that may properly be brought before the Adams special meeting or any adjournments or postponements thereof.

Recommendation of the Board of Directors of Adams

The board of directors of Adams has determined that the merger agreement is advisable and in the best interests of Adams and its stockholders, and has approved the merger agreement and the merger.

The Adams board of directors, by a unanimous vote of the directors present (Marshall T. Reynolds and Robert W. Walker abstaining), recommends that you vote “FOR” the adoption of the merger agreement.

Adams Record Date; Stock Entitled to Vote

Only stockholders of record at the close of business on _______________, 2009 are entitled to notice of, and to vote at, the Adams special meeting and at any adjournment of the meeting. A complete list of stockholders of record of Adams entitled to vote at the special meeting will be available for the 10 days before the special meeting at Adams’ executive offices and principal place of business at 1130 Connecticut Avenue, NW, Suite 200, Washington, DC 20036 for inspection by stockholders during ordinary business hours for any purpose germane to the special meeting. The list will also be available at the special meeting for examination by any stockholder of record present at the special meeting.

As of the record date for Adams’ special meeting, the directors and officers of Adams as a group owned and were entitled to vote 686,514 shares of the common stock of Adams, constituting 19.8% of the outstanding shares of the common stock of Adams on that date. We currently expect that Adams’ directors and executive officers will vote their shares in favor of the merger, although none of them has entered into any agreements obligating them to do so.

Quorum

A quorum is necessary to hold a valid special meeting. A quorum will be present at the Adams special meeting if the holders of a majority of the outstanding shares of the common stock of Adams entitled to vote on the record date are present, in person or by proxy. If a quorum is not present at the special meeting, we expect the presiding officer to adjourn the special meeting in order to solicit additional proxies. Abstentions and broker non-votes will be counted as present for purposes of determining whether a quorum is present.

Required Vote

The adoption of the merger agreement requires the affirmative vote of the holders of at least a majority of the shares of outstanding common stock of Adams entitled to vote at the special meeting, either in person or by proxy.

Because adoption of the merger agreement requires the affirmative vote of the holders of more than 50% of the outstanding shares of Adams common stock entitled to vote at the special meeting, abstentions and broker non-votes will have the same effect as votes against this matter. Accordingly, the Adams board of directors urges you to complete, date and sign the accompanying proxy and return it promptly in the enclosed, postage-paid envelope.

Abstentions and Broker Non-Votes

If you are an Adams stockholder and fail to vote, fail to instruct your broker or nominee to vote, or vote to abstain, it will have the same effect as a vote against the proposal to adopt the merger agreement.

Voting at the Special Meeting

Whether or not you plan to attend the Adams special meeting, please vote your shares. If your shares are held in your name, you may vote in person at the special meeting or by proxy.

Voting in Person

If you plan to attend the Adams special meeting and wish to vote in person, you will be given a ballot at the special meeting. Please note, however, that if your shares are held in “street name,” which means your shares are held of record by a broker, bank or other nominee, and you wish to vote at the special meeting, you must bring to the special meeting a proxy from the record holder (your broker, bank or nominee) of the shares authorizing you to vote at the special meeting.

Voting by Proxy

You should vote your proxy even if you plan to attend the Adams special meeting. You can always change your vote at the special meeting.

Your enclosed proxy card includes specific instructions for voting your shares. When the accompanying proxy is returned properly executed, the shares of Adams common stock represented by it will be voted at the Adams special meeting or any adjournment thereof in accordance with the instructions contained in the proxy.

If you return your signed proxy card without indicating how you want your shares to be voted, your shares will be voted “FOR” the proposal. Proxy cards that are returned without a signature will not be counted as present at the Adams special meeting and cannot be voted.

If your shares are held in an account with a broker, bank or other nominee, you must follow the instructions from your broker, bank or nominee in order to vote. If you are an Adams stockholder and you do not instruct your broker on how to vote your shares, your broker may not vote your shares, which will have the same effect as a vote against the proposal to approve and adopt the merger agreement.

Revocation of Proxies

You have the power to revoke your proxy at any time before your proxy is voted at the Adams special meeting. You can revoke your proxy in one of three ways:

•	you can send a signed notice of revocation;

•	you can grant a new, valid proxy bearing a later date; or

•
if you are a holder of record, you can attend the Adams special meeting and vote in person, which will automatically cancel any proxy previously given, or you can revoke your proxy in person, but your attendance alone will not revoke any proxy that you have previously given.

If you choose either of the first two methods, your notice of revocation or your new proxy must be received by Adams’ Corporate Secretary at 1130 Connecticut Avenue, NW, Suite 200, Washington, DC 20036 no later than the beginning of the Adams special meeting.

Solicitation of Proxies

In accordance with the merger agreement, the cost of proxy solicitation for the Adams special meeting will be borne by Adams. In addition to the use of the mail, proxies may be solicited by officers and directors and regular employees of Adams, without additional remuneration, by personal interview, telephone, facsimile or otherwise. Adams will also request brokerage firms, nominees, custodians and fiduciaries to forward proxy materials to the beneficial owners of shares held of record on the record date and will provide customary reimbursement to such firms for the cost of forwarding these materials.

OWNERSHIP OF PREMIER COMMON STOCK

The following table provides certain information as of the record date, _______________, 2009 with respect to persons known to Premier to be the beneficial owners of more than 5% of Premier’s outstanding common stock. For purposes of the table below, a person is deemed to be the beneficial owner of any shares of common stock over which the person has or shares, directly or indirectly, voting or investment power or of which person has the right to acquire beneficial ownership at any time within 60 days after _____________________, 2009.

Name and Address	Number of Shares Owned (1)	Percent of Common Stock Outstanding

Marshall T. Reynolds P.O. Box 4040 Huntington, West Virginia 25729	563,425	8.8%
John Sheldon Clark 1633 Broadway, 30th Floor New York, New York 10019	506,095	7.9%

(1)     The information contained in this column is based upon information furnished to Premier by the named individuals and the shareholder records of Premier.  Except where otherwise indicated, this column represents the number of shares beneficially owned, which includes shares as to which a person has sole or shared voting and/or investment power.

The following table provides information about the shares of Premier common stock beneficially owned by each director and executive officer, and by all directors and executive officers of Premier as a group as of _____________________, 2009.

Name of Beneficial Owner	Common Stock Beneficially Owned as of 3/15/2009(1)	Exercisable Options to Acquire Additional Common Stock as of 3/15/2009(2)	Percentage Of Outstanding Shares

Toney K. Adkins, Director	6,180		*
Hosmer A. Brown, III, Director	59,451		*
Edsel R. Burns, Director (3)	787		*
E.V. Holder, Jr., Director	16,720		*
Keith F. Molihan, Director	5,826		*
Marshall T. Reynolds, Chairman of the Board (4)	563,425		8.8%
Neal W. Scaggs, Director	6,825		*
Robert W. Walker, Director & Chief Executive Officer (5)	43,572	24,418	1.1%
Thomas W. Wright, Director	33,134		*
Brien M. Chase, Chief Financial Officer (6)	661	12,334	*
Dennis J. Klingensmith, Senior Vice President	2,758	14,000	*
Scot A. Kelley, Vice President, Credit Administration	641	3,500	*
Katrina Whitt, Vice President, Human Resources	0	3,500	*
All directors and executive officers as a group (13 in number)	739,980	57,752	12.5%

* The percentage of outstanding shares beneficially owned is less than 1%.

(1)
The information contained in this column is based upon information furnished to the Company by the named individuals and the shareholder records of the Company.  Except where otherwise indicated, this column represents the number of shares beneficially owned, which includes shares as to which a person has sole or shared voting and/or investment power.

(2)	Includes options that are exercisable or will become exercisable within 60 days of __________, 2009.

(3)	Joint voting and investment power shared with spouse.

(4)
Includes 34,255 shares owned by a controlled corporation and 2,310 shares owned by spouse, with respect to which reporting person has no voting or investment power.  Mr. Reynolds has pledged 406,870 shares as collateral.

(5)	Includes 6,041 shares owned by spouse, with respect to which reporting person has no voting or investment power.

(6)	Includes 194 shares owned by spouse, with respect to which reporting person has no voting or investment power.

OWNERSHIP OF ADAMS COMMON STOCK

The following table provides certain information as of the record date, _______________, 2009 with respect to persons known to Adams to be the beneficial owners of more than 5% of Adams’s outstanding common stock. For purposes of the table below, a person is deemed to be the beneficial owner of any shares of common stock over which the person has or shares, directly or indirectly, voting or investment power or of which person has the right to acquire beneficial ownership at any time within 60 days after _______________, 2009.

Name and Address	Number of Shares Owned	Percent of Common Stock Outstanding
Marshall T. and Shirley A. Reynolds PO Box 4040 Huntington, WV 25729	600,024 (1)	17.3%

P.S. D’Iberville Limited Partnership 1720 Harrison Street Hollywood, FL 33020	262,400 (2)	7.6%

(1)This is comprised of  3,543 shares held by Marshall T. Reynolds, 369,606 shares held jointly by Marshall T. Reynolds and Shirley A. Reynolds and 226,875 shares held by Shirley A. Reynolds.
(2)Based upon the amended Schedule 13D dated August 19, 2008 filed on behalf of P.S. D’I'berville Limited Partnership which consists of P.S. Development, Inc., the general partner and limited partners who consist of Fred and Sara Chikovsky, Lakota Group Limited Partnership, Ronald and Maria Temkin, Mark J. Temkin Revocable Trust No. 1, and Temkin Investments, L.P.P.S. Development, Inc. has sole voting and dispositive power over all the shares.

The following table provides information about the shares of Adams common stock beneficially owned by each director and executive officer, and by all directors and executive officers of Adams as a group as of _____________, 2009.

Name of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned		Percentage of All Common Stock Outstanding

Directors and Executive Officers:
A. George Cook	4,766		*
Sandra C. Ramsey	4,142		*
Douglas V. Reynolds	56,718		1.6%
Marshall T. Reynolds	600,024	(1)	17.3%
Karen E. Troutman	3,328	(2)	*
Joseph L. Williams	2,327		*
Todd Shell	5,511		*
David Bradley	300		*
Robert Walker	9,398		*
All directors and executive officers as a group (9 in number)	686,514		19.8%

*  Less than 1%.

(1)	This is comprised of 3,543 shares held by Marshall T. Reynolds, 369,606 shares held jointly by Marshall T. Reynolds and Shirley A. Reynolds and 226,875 shares held by Shirley A. Reynolds.
(2)	Reflects vested options to purchase 3,025 shares of common stock granted to Ms. Troutman under the 2000 Stock Option Plan.

PREMIER PROPOSAL 1 AND ADAMS PROPOSAL 1: THE ISSUANCE OF PREMIER SHARES AND THE MERGER

Effects of the Merger

Upon completion of the merger, AANB Acquisition Corp., a wholly owned subsidiary of Premier newly organized to effect the merger, will merge with and into Adams. Adams will be the surviving corporation in the merger and will thereby become a wholly owned subsidiary of Premier.

In the merger, each outstanding share of Adams common stock will be converted into the right to receive 0.4461 shares of Premier common stock, with cash paid in lieu of fractional shares. This exchange ratio is fixed and will not be adjusted to reflect stock price changes prior to closing of the merger. Premier shareholders will continue to hold their existing Premier shares.

Background of the Merger

Beginning in 2007 and continuing into 2008, the market for residential real estate loans, construction loans and commercial loans experienced severe disruption nationally, resulting in a sudden and significant deterioration in the asset quality of loan and investment portfolios of financial institutions.  This deterioration began affecting the Washington, D.C. area during the second quarter of 2008.

During 2008, ANB experienced significant deterioration in asset quality, primarily as a result of a deterioration in the quality of ANB’s construction and commercial real estate loan portfolio.  In particular, non-performing loans, delinquencies and levels of other real estate owned increased sharply during the third and fourth quarter of 2008.  Concurrently, the Office of the Comptroller of the Currency (the “OCC”) conducted a safety and soundness examination of ANB during the spring and early summer of 2008.  As a consequence of the examination, the OCC noted a number of violations in ANB’s lending practices, which when considered together with the deterioration of ANB’s asset quality, resulted in the OCC advising the ANB by letter dated August 1, 2008, that ANB was deemed to be in “troubled condition” as defined under the Financial Institutions Reform, Recovery and Enforcement Act of 1989.

During the period of June through August 2008, the Board of Directors of ANB began an evaluation of the bank’s operations in light of the OCC criticisms of ANB.  As a result of ANB’s weakened financial condition, the Adams’ board decided to suspend its quarterly dividend on August 12, 2008.

By letter dated August 19, 2008, an investor group, P.S. D’Iberville Limited Partnership, sent a letter to Adams expressing concern over the recent stock price performance of Adams common stock and asking to meet with representatives of Adams to explore ways to maximize shareholder value, which would include a capital infusion or an acquisition of all the shares of Adams.  The Board of Directors, after considering the investor group’s letter, the fact that the investor group did not represent that it included anyone with banking or bank regulatory experience, the ability of its largest shareholder to provide capital infusion that would not be dilutive to existing shareholders, and the need to devote managerial resources to addressing concerns raised by the OCC, concluded that discussions with the investor group relating to a change in the capital structure or change of control of Adams would not be advisable at the time.

On August 29, 2008, Jeanne D. Hubbard, the President, Chief Executive Officer and Chairwoman of the Board of Adams resigned her positions effective September 4, 2008.  With the public announcement of Ms. Hubbard’s resignation and the disclosure of ANB being deemed a “troubled institution”, ANB experienced a meaningful increase in deposit outflows and reductions of liquidity lines extended by financial counter parties, further pressuring ANB’s operations. Subsequently, the Board sought a replacement for Ms. Hubbard and hired Robert Walker as Interim President and Chief Executive Officer on September 16, 2008 to run the day-to-day operations of ANB until a permanent successor is hired.  Mr. Walker is the President and Chief Executive Officer of Premier, a West Virginia based holding company.  Mr. Marshall T. Reynolds is a shareholder and the Chairman of the Board of Premier.

As a result of the OCC’s safety and soundness examination, the OCC became increasingly concerned with the deteriorating conditions at ANB, particularly the deterioration in credit quality and the impact it was having on the bank’s capital position.  On October 1, 2008, ANB entered into a formal written agreement with the OCC.  As part of the written agreement, ANB was required to, among other actions, complete a detailed third-party loan review, ensure that certain management positions satisfy OCC standards for competence, and maintain its regulatory capital at levels in excess of regulatory minimums.

Throughout the third quarter ANB’s asset quality significantly deteriorated, and on November 3, 2008, ANB received a capital infusion of $3.2 million from a $3.4 million loan to Adams from Mr. Marshall T. Reynolds, a director and shareholder of Adams.  The capital infusion was intended to ensure that the bank was in compliance with the capital requirements of the written agreement.  By early November, based upon increasing delinquencies and the deterioration in the capital markets conditions that limited its ability to raise capital from outside sources with severe dilution resulting to stockholders, it became apparent to the Adams’ board of directors that ANB would have difficulty surviving as an independent entity.  Consequently, senior management, with the concurrence of the board, decided to advise the OCC of ANB’s intent to consider a merger of either Adams or ANB with Premier or another financial institution.  The OCC concurred, and at a meeting on November 4, 2008, the board authorized management to interview investment bankers to explore Adams’ strategic options and possible merger options.  At that time the board appointed a committee consisting of the board’s disinterested directors and chaired by director A. George Cook to act on behalf of the board in working with Adams’ senior management in the review and negotiation of the merger agreement.  In addition, the board authorized Mr. Cook to be Adams’ director representative in the merger negotiations.  In early November, Adams retained RP Financial to assist in the valuation of Adams in the event it pursued a transaction with Premier and to assess potential sale of control opportunities.  RP Financial provided its valuation and advisory services directly to the board of directors of Adams and ANB.

The board of directors of Premier met on November 10, 2008 to consider the potential acquisition of Adams and an application to participate in the U.S. Treasury’s TARP Capital Purchase Plan.  At the commencement of the meeting, Premier directors Marshall T. Reynolds, a director and significant shareholder of Adams, Robert W. Walker, Interim President and a shareholder of Adams, and Neal W. Scaggs, a significant shareholder of Adams, disclosed their interests.  Mr. Walker then outlined the current financial and regulatory situation of Adams and its subsidiary banks, and his assessment that an opportunity to acquire Adams was nonetheless attractive given the potential in its currently undervalued loan portfolio and the entry into its subsidiary banks’ markets.

The opportunity to obtain U.S. Treasury TARP Capital Purchase Plan funds was discussed, both in the context of a potential acquisition of Adams and in the absence of such transaction, for general corporate purposes.

The Premier board of directors determined to apply for TARP funds in both alternative situations (Messrs. Reynolds, Walker and Scaggs abstained from the vote on the TARP application contemplating an acquisition of Adams) and, with Messrs. Reynolds, Walker and Scaggs again abstaining, voted to retain the investment banking firm of Baxter Fentriss and Company to assist Premier in its examination of the potential acquisition of Adams.

In providing its valuation and financial advisory services to Adams, RP Financial considered as potential acquirors both Premier and another financial institution that had previously expressed an interest in pursuing an acquisition of Adams.  Both Premier and the other financial institution and their respective financial advisors conducted a due diligence review of Adams and subsidiary banks, including on-site management interviews, during the weeks of November 21, 2008 and November 28, 2008.  Both Premier and the other financial institution were provided with the results of the third-party loan review when they became available on December 1, 2008 as well as an updated listing of non-performing assets through November 30, 2008.  Both Premier and the other financial institution were advised that any proposal to acquire Adams should include a provision for a short-term infusion of capital into ANB in order to meet the capital directives of the written agreement.   Following due diligence, Premier reaffirmed its desire to pursue an acquisition of Adams and provide a short-term infusion of capital.  The other financial institution advised RP Financial that while it retained an interest in Adams, the terms of an acquisition would not include a short-term infusion of capital and would leave responsibility for resolving non-performing assets solely to the stockholders of Adams.  Based on the foregoing, at the December 12, 2008 meeting of directors, the board authorized counsel and RP Financial to negotiate the terms of a definitive agreement with Premier’s counsel and financial advisor.  Messrs. Walker and Marshall T. Reynolds did not participate in the decision to proceed with a potential transaction with Premier, and they abstained from voting.  During this period, Adams’ financial advisor and counsel conducted a due diligence examination of Premier.

On December 17, 2008, Premier’s board of directors discussed with Baxter Fentriss and Company that firm’s analysis of Adams.

On December 23, 2008, Premier’s board, with Messrs. Reynolds, Walker and Scaggs recusing themselves, reviewed the terms of the definitive merger agreement and authorized Premier’s chief financial officer to enter into the agreement when fully negotiated to his satisfaction as outlined by the board.

During the period of December 15th through December 28th the parties negotiated the terms of the definitive agreement.

On December 29, 2008, the board of directors, with Messrs. Walker and Marshall T. Reynolds recusing themselves from the discussions reviewed the terms of the definitive agreement and authorized Adams’ Chief Financial Officer to enter into the agreement on behalf of Adams with Messrs. Walker and Marshall T. Reynolds abstaining.

Subsequent to the parties entering into the agreement, by letter dated January 29, 2009, the investor group, P.S. D’Iberville Limited Partnership, indicated their non-binding interest in acquiring all of the shares of Adams for $3.45 in cash.  The Board of Directors, after considering (i) the terms of the definitive agreement with Premier, (ii) Premier’s future prospects and the ability of Adams’ shareholders to participate in the growth of Premier following the completion of the merger, (iii) the lack of banking experience of the investor group, and (iv) the fact that the investor group had not indicated that as a non-financial institution they would be able to obtain a timely regulatory approval of such a transaction, determined that it was in the best interests of Adams and its shareholders to proceed with the transaction with Premier.  In reaching its conclusion, the Board also considered the higher likelihood that Premier would obtain regulatory approval in a timely manner and Premier’s ability to participate in the CPP program.

Adams’ Reasons for the Merger; Recommendation of the Adams Board of Directors

After careful consideration, the Adams board of directors determined that the merger agreement and the transactions contemplated by the merger agreement were advisable and in the best interests of Adams and its stockholders and approved the merger agreement and the transactions contemplated by the merger agreement, including the merger.  Accordingly, Adams’ board recommends that Adams stockholders vote “FOR” adoption of the merger agreement at the Adams special meeting.

In reaching its decision, the board of directors, with advice from its financial and legal advisors, considered a number of factors, including the following:

•	The limited strategic alternatives available to Adams, notwithstanding an evaluation of strategic alternatives conducted by Adams management with the assistance of its legal and financial advisors.

•	The likely unavailability to Adams of the TARP which could jeopardize Adams’ viability as an independent institution going forward.

•	The likelihood of more severe regulatory action in the absence of a transaction and the consequences of such regulatory action to Adams stockholders.

•
Adams’ and Premier’s respective businesses, operations, financial conditions, asset quality, earnings and prospects.  In reviewing these factors, Adams’ board concluded that Premier’s financial condition and asset quality appeared to be relatively sound, and that Premier’s earnings and prospects should result in the combined company having superior future earnings and prospects compared to Adams earnings and prospects on a stand-alone basis.

•
The current and prospective environment in which Adams’ operates, which reflects challenging and uncertain banking industry conditions and risks that are likely to persist.  The board also considered the effect these factors could have on  Adams’ liquidity position and funding capabilities.

•
The likelihood that Adams’ non-performing, classified and criticized loans would increase and the resulting impact of such increases on the views and actions of the regulators, rating agencies and liquidity sources, as well as the impact of such asset deterioration on ANB’s capital levels.

•	The inability of Adams to withstand a loss of confidence of its liquidity sources and the speed with which such a loss can cause regulators to declare a financial institution insolvent.

•	The impact on stockholders, depositors, debtholders, employees and other constituencies if a depository institution experiences a loss of liquidity that leads to an FDIC receivership.

•
The prior recent occasions in which Adams experienced significant deposit outflows (and the risk that Adams could experience, and the potential impact on Adams of, additional significant deposit outflows).

•	The reputation and business practices and experience of Premier and its management as they might affect the business of Adams and its subsidiaries.

•
The “all stock” and fixed exchange ratio aspects of the merger consideration, which would allow Adams stockholders to participate in a portion of the future performance of the combined Adams and Premier business and synergies resulting from the merger, and the value to Adams stockholders represented by that consideration.  The board of directors also considered the adequacy of the merger consideration, not only in relation to the current market price of Adams’ common stock, but also in relation to the historical, present and anticipated future operating results and financial position of Adams and the value of Adams in a liquidation scenario.

•	Closing certainty, price certainty, and time to closing, along with management’s belief that Adams’ regulators would view the transaction favorably.

•
The opinion, analyses and presentations of RP Financial, including the oral opinion of RP Financial (which subsequently was confirmed in writing), as described above.  For more information, see “—Opinion of Adams Financial Advisor” beginning on page 74.

In addition, Adams’ board of directors considered the following in connection with its decision to adopt the merger agreement:

•	The fact that Premier’s shareholders would be required to vote on the issuance of shares in the merger;

•	That the exchange ratio represented a discount relative to the historic trading levels of Adams common stock; and

•	The relationships between certain members of Adams’ and Premier’s respective boards and management.

Adams’ board concluded that the anticipated benefits of the merger would outweigh the preceding considerations.  Marshall T. Reynolds and Robert Walker did not participate in the discussions related to the transaction, nor did they vote to approve entering into the merger agreement.

The reasons set forth above are not intended to be exhaustive, but include material facts considered by the board of directors in approving the merger agreement.  Although each member of Adams’ board individually considered these and other factors, the board did not collectively assign any specific or relative weights to the factors considered and did not make any determination with respect to any individual factor.  The board collectively made its determination with respect to the merger based on the conclusion reached by its members, in light of the factors that each of them considered appropriate, that the merger is in the best interest of Adams and its stockholders.

Adams’ board of directors realized there can be no assurance about future results, including results expected or considered in the factors listed above.  However, the board concluded the potential positive factors outweighed the potential risks of completing the merger.

Premier’s Reasons for the Merger; Recommendation of the Premier Board of Directors

After careful consideration, the Premier board of directors determined that the merger agreement and the transactions contemplated by the merger agreement, including the issuance of Premier stock, were advisable and in the best interests of Premier and its shareholders and approved the merger agreement and the transactions contemplated thereby, including the issuance of Premier common stock in the merger.  Accordingly, Premier’s board recommends that Premier shareholders vote “FOR” issuance of Premier common stock in the merger at the Premier special meeting.

In reaching its decision, the board of directors, with advice from its financial and legal advisors, considered a number of factors, including the following:

Strategic considerations.  The Premier board believes the merger will provide a number of significant strategic opportunities, including the following:

•	Opportunity to gain entry to the Washington, D.C. and Richmond and Hampton, Virginia banking markets.

•	Providing Premier an opportunity to increase its core deposit base.

Other factors considered by the Premier board.  In addition to considering the strategic factors described above, the Premier board considered the following additional factors, all of which are viewed as supporting its decision to approve the merger and issuance of Premier stock:

•	Its knowledge of Adams’ business, operations, financial condition, earnings and prospects, taking into account the results of Premier’s due diligence review of Adams.

•	The third party external loan review of ANB dated December 15, 2008.

•
The opinion of Baxter Fentriss & Company, dated December 30, 2009, to the Premier board of directors to the effect that, as of that date and based upon the factors and subject to the assumptions set forth in such opinion, the 0.4461 exchange ratio was fair, from a financial point of view, to Premier, as more fully described under the caption “Opinion of Premier Financial Advisor” beginning on page 78.

•	Premier’s history of successfully working through regulatory agreements with its subsidiary banks and returning those banks to well performing status in subsequent regulatory examinations.

•	The terms and conditions of the merger agreement.

The Premier board of directors weighed these advantages and opportunities against a number of other factors weighing negatively against the merger, including:

•	The financial and regulatory status of Adams and its subsidiary banks;

•	The challenges inherent in the combination of two businesses of the size and scope of Premier and Adams;

•	The risk of not capturing all anticipated cost savings and operational synergies between Premier and Adams and the risks that other anticipated benefits might not be realized;

•	The risks of the type described under “Risk Factors”.

Premier’s board concluded that the anticipated benefits of the merger would outweigh the preceding considerations.  Marshall T. Reynolds, Robert W. Walker and Neal W. Scaggs did not participate in the vote to approve entering into the merger agreement and issuing Premier common stock in the merger.

The reasons set forth above are not intended to be exhaustive, but include material facts considered by the board of directors in approving the merger agreement.  Although each member of Premier’s board individually considered these and other factors, the board did not collectively assign any specific or relative weights to the factors considered and did not make any determination with respect to any individual factor.  The board collectively made its determination with respect to the merger based on the conclusion reached by its members, in light of the factors that each of them considered appropriate, that the merger is in the best interest of Premier and its shareholders.

Premier’s board of directors realized there can be no assurance about future results, including results expected or considered in the factors listed above.  However, the board concluded the potential positive factors outweighed the potential risks of completing the merger.

Opinion of Adams Financial Advisor

Adams retained RP® Financial, LC. (“RP Financial”) in November 2008 to provide certain financial advisory services with respect to:  (1) determining the value of Adams’ common stock pursuant to a change of control; (2) evaluating prospective merger proposals that may be received by Adams, including the prospective acquirer’s ability to pay and the financial and market impact (including pro forma analyses) and evaluating the pro forma business plan and outlook of the merged company; and, (3) should Adams enter into an agreement to merge or be acquired, rendering a fairness opinion with respect to the merger consideration to be received by Adams shareholders in such transaction.  In engaging RP Financial for these services and requesting RP Financial’s opinion as to the fairness of the merger consideration to be received, the Adams Board did not give any special instructions to RP Financial, nor did it impose any limitations upon the scope of the investigation that RP Financial wished to conduct to enable it to give its opinion.  RP Financial has delivered to Adams its written opinion, dated December 29, 2008, to the effect that, based upon and subject to the matters set forth therein, as of that date, the merger consideration to be received in connection with the merger with Premier was fair to the Adams shareholders from a financial point of view.  The opinion of RP Financial is directed toward the consideration to be received by Adams shareholders and does not constitute a recommendation to any Adams stockholder to vote in favor of approval of the merger agreement.  A copy of the RP Financial opinion is set forth as Annex III to this proxy statement/prospectus, and Adams shareholders should read it in its entirety.  RP Financial has consented to the inclusion and description of its written opinion in this proxy statement/prospectus.

Prior to its November 2008 engagement, RP Financial had not rendered any professional services to Adams.

RP Financial was selected by Adams to provide financial advisory services because of RP Financial’s expertise in the valuation of businesses and their securities for a variety of purposes, including its expertise in connection with mergers and acquisitions of financial institutions and their holding companies, including such transactions in the Mid-Atlantic region of the United States.  Pursuant to a letter agreement dated November 5, 2008 and executed by Adams on November 13, 2008 (the “RP Engagement Letter”), RP Financial estimates that it will receive from Adams total professional fees of approximately $242,000, of which $100,000 has been paid to date, plus reimbursement of certain out-of-pocket expenses, for its fairness opinion services in connection with the merger.

In addition, Adams has agreed to indemnify and hold harmless RP Financial, any affiliates of RP Financial, and the respective directors, officers, agents and employees of RP Financial or their successors and assigns who act for or on behalf of RP Financial in connection with the services called for under the RP Engagement Letter, from and against any and all losses, claims, damages and liabilities, including, but not limited to, all losses and expenses in connection with claims under the federal securities laws, actually incurred by RP Financial and attributable to: (i) any untrue statement of a material fact contained in the financial statements or other information furnished or otherwise provided by an authorized officer of Adams to RP Financial; (ii) the omission of a material fact from the financial statements or other information furnished or otherwise made available by an authorized officer of Adams to RP Financial, or (iii) any action or omission to act by Adams, or Adams’ respective officers, directors, employees or agents, which action or omission is willful.  Notwithstanding the foregoing, Adams will be under no obligation to indemnify RP Financial hereunder if a court determines that RP Financial was negligent or acted in bad faith or willfully with respect to any actions or omissions of RP Financial related to a matter for which indemnification is sought.

In addition, if RP Financial is entitled to indemnification from Adams under the Engagement Letter, and in connection therewith incurs legal expenses in defending any legal action challenging the opinion of RP Financial where RP Financial is not negligent or otherwise at fault or is found by a court of law to be not negligent or otherwise at fault, Adams will indemnify RP Financial for all reasonable expenses.

In rendering its opinion, RP Financial reviewed the following material and/or conducted the following analyses:
•	the merger agreement, as reviewed and approved by the Adams Board and executed by Adams on December 31, 2008, including exhibits;

•
the following information for Adams and/or ANB – (1) the annual audited financial statements for the fiscal years ended December 31, 2005, 2006 and 2007 included in the Annual Reports for the respective years; (2) the annual shareholder proxy statements for the last three fiscal years; (3) other securities filings; (4) shareholder, regulatory and internal financial and other reports through November 30, 2008; (5) the detailed third party loan review prepared pursuant to the ANB Written Agreement with the OCC; and (6) the stock price history for the last three years and the current market pricing characteristics;

•
the following information for Premier, including its subsidiaries – (1) the annual audited financial statements for the fiscal years ended December 31, 2005, 2006 and 2007, included in the Annual Reports for the respective years; (2) the annual shareholder proxy statements for the last three fiscal years; (3) other securities filings; (4) shareholder, regulatory and internal financial and other reports through September 30, 2008; and, (5) the stock price history for the last three years and the current market pricing characteristics;

•
discussions with management of Adams and Premier regarding the past and current business, operations, financial condition, and future prospects for both institutions individually and on a merged basis;

•	the financial and market pricing characteristics of Adams and Premier relative to other regionally-based financial institutions that are publicly traded;

•	the competitive, economic and demographic characteristics nationally, regionally and in the local market area;

•	the potential impact of regulatory and legislative changes on financial institutions;

•	the financial terms of other recently completed and pending acquisitions of regionally-based banks and thrifts with similar characteristics as Adams;

•	Premier’s financial condition as of September 30, 2008 relative to its expected financial ability to complete the merger from a cash and capital perspective;

•
the estimated pro forma financial impact of the merger to Premier, including the pro forma per share data and the pro forma pricing ratios based on Premier’s recent market prices, taking into consideration the potential merger adjustments and synergies as determined by Premier and discussed with Adams;

•
the prospective strategic benefits of the merger to Adams, including, but not limited to, avoidance of potentially more severe regulatory sanctions, expanded market area, increased stock liquidity, restoration of cash dividends, expanded management team, the opportunity to realize cost reductions and increased platform for future expansion; and,

•	the termination and walk-away provisions of the merger agreement.

In rendering its opinion, RP Financial relied, without independent verification, on the accuracy and completeness of the information concerning Adams and Premier furnished by the respective institutions to RP Financial for review for purposes of its opinion, as well as publicly-available information regarding other financial institutions and competitive, economic and demographic data.  RP Financial further relied on the assurances of management of Adams and Premier that they were not aware of any facts or circumstances that would make any of such information inaccurate or misleading.  RP Financial was not asked to, and did not, undertake an independent verification of any of such information and did not assume any such responsibility or liability for the accuracy or completeness thereof.  Adams and Premier did not restrict RP Financial as to the material it was permitted to review.  RP Financial did not perform or obtain any independent appraisals or evaluations of the assets and liabilities, the collateral securing the assets or the liabilities (contingent or otherwise) of Adams or Premier or the collectability of any such assets, nor was RP Financial furnished with any such evaluations or appraisals.  RP Financial did not make an independent evaluation of the adequacy of the allowance for loan losses of Adams or Premier nor did RP Financial review any individual credit files relating to Adams or Premier.  RP Financial assumed, with Adams’ and Premier’s consent, that the respective allowances for loan losses for both Adams and Premier were adequate to cover such losses and would be adequate on a pro forma basis for the combined entity.

With respect to such estimates and projections of transaction costs, purchase accounting adjustments, expected cost savings and other synergies and other information prepared by and/or reviewed with Premier’s management and used by RP Financial in its analyses, RP Financial assumed, with Premier’s consent, that such estimates reflected the best currently available estimates and judgments of Premier’s management of the respective future financial performances of Premier and Adams and RP Financial assumed that such performances would be achieved.  RP Financial expresses no opinion as to such estimates or projections or the assumptions on which they are based.

RP Financial, with Adams’ consent, has relied upon the advice Adams received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the merger and other transactions contemplated by the merger agreement.  In rendering its opinion, RP Financial assumed that, in the course of obtaining the necessary regulatory and governmental approvals for the proposed merger, no restriction would be imposed on Premier that would have a material adverse effect on the ability of the merger to be consummated as set forth in the merger agreement.  RP Financial also assumed that there was no material change in Adams’ or Premier’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to RP Financial.  RP Financial assumed in all respects material to the analyses, that all of the representations and warranties contained in the merger agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements and that the conditions precedent in the merger agreement are not waived.

RP Financial’s opinion was based solely upon the information available to it and the economic, market and other circumstances as they existed as of December 29, 2008.  Events occurring after December 29, 2008 could materially affect the assumptions used in preparing the opinion.  In connection with rendering its opinion dated December 29, 2008, RP Financial performed a variety of financial analyses that are summarized below.  Although the evaluation of the fairness, from a financial point of view, of the merger consideration was to some extent subjective based on the experience and judgment of RP Financial and not merely the result of mathematical analyses of financial data, RP Financial relied, in part, on the financial analyses summarized below in its determinations.  The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analyses or summary description.  RP Financial believes its analyses must be considered as a whole and that selecting portions of such analyses and factors considered by RP Financial without considering all such analyses and factors could create an incomplete view of the process underlying RP Financial’s opinion.  In its analyses, RP Financial took into account its assessment of general business, market, monetary, financial and economic conditions, industry performance and other matters, many of which are beyond the control of Adams and Premier, as well as RP Financial’s experience in securities valuation, its knowledge of financial institutions, and its experience in similar transactions.  With respect to the comparable transactions analysis described below, no public company utilized as a comparison is identical to Adams and such analyses necessarily involve complex considerations and judgments concerning the differences in financial and operating characteristics of the companies and other factors that could affect the acquisition values of the companies concerned.  The analyses were prepared solely for purposes of RP Financial providing its opinion as to the fairness of the merger consideration, and they do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold.  Any estimates contained in RP Financial’s analyses are not necessarily indicative of future results of values, which may be significantly more or less favorable than such estimates.  None of the analyses performed by RP Financial was assigned a greater significance by RP Financial than any other.

Comparable Transactions Analysis.  RP Financial compared the merger on the basis of the multiples or ratios of reported earnings, book value, tangible book value, assets and tangible book premium to core deposits with the same multiples or ratios to a selected comparable group of completed and pending bank and/or thrift mergers and acquisitions.  This comparable group consisted of all acquisitions of commercial banks and commercial bank holding companies and savings institutions and thrift holding companies in the United States that were announced in 2008, with assets between $50 million and $1.0 billion and non-performing assets greater than 3.0% of assets.

RP Financial evaluated selected financial data immediately prior to the acquisition announcement and acquisition pricing multiples or ratios at announcement for the acquisition targets included in the selected comparable group and compared that data relative to the Adams financial data and pricing multiples or ratios at acquisition announcement based on the proposed merger with Premier.  In conducting these comparative analyses, RP Financial considered the average, median, high and low data points of the comparable group to Adams.

In comparison to the comparable group, Adams:  maintained a higher level of assets than the average and median; maintained a lower ratio of equity to assets than the average and median; maintained a lower loss relative to average assets than the average and median; maintained a lower loss relative to average equity than the average and median; and maintained a lower ratio of non-performing assets to assets relative to the average and a higher ratio of non-performing assets to assets relative to the median.

In each case, Adams’ financial ratios fell within the range of ratios of each of the banks and thrifts included in the comparable group.  Adams’ merger pricing ratio relative to trailing 12 month earnings through September 30, 2008 was not meaningful due to the net loss recorded during the period.  Adams’ merger pricing ratios relative to book value, tangible book value, assets and tangible book value premium/core deposits basis similarly fell within the range of ratios of each of the banks and thrifts included in the comparable group.  RP Financial’s fairness analysis under the comparable transaction approach took into consideration Adams’ low and decreasing capital position due to operating losses resulting from increasing its allowance for credit losses and ANB’s viability without a capital infusion as required by the ANB Written Agreement with the OCC.  These considerations and the resulting comparative ratios supported RP Financial’s fairness conclusion.

Pro Forma Impact Analysis.  Since the merger consideration consists entirely of stock, RP Financial considered the estimated pro forma impact of the merger on Premier’s financial condition, operating results and stock pricing ratios.  Specifically, RP Financial considered that the merger is anticipated to:  be accretive to Premier’s pro forma earnings per share within the first year of completing the merger, incorporating certain anticipated merger synergies and core earnings estimates for Adams; increase Premier’s market capitalization and shares outstanding; and increase Premier’s stock liquidity.  Furthermore, RP Financial considered the increased size and competitive profile of Premier on a pro forma basis, as well as the expanded geographic footprint of Premier.  RP Financial considered the pro forma impact of the merger on Premier’s per share data and pricing ratios based on Premier’s pre-announcement trading price.  RP Financial also took into account Premier’s strategic objectives following the merger, including additional growth and the potential capital to be raised through participation in the U.S. Treasury Department’s Capital Purchase Program.  RP Financial also considered other benefits of the merger, including the potential for increased liquidity of the stock for Adams shareholders given Premier’s larger size, greater market capitalization and higher shares outstanding, the enhanced ability to pursue growth within the expanded market area and expanded management team.  In comparing the pro forma impact of the merger, RP Financial also took into consideration that following the merger, Adams shareholders will hold stock in a larger, more actively traded commercial bank holding company; and, on a pro forma basis, Adams shareholders will own approximately 19% of the common stock in Premier.  Based on these considerations, RP Financial concluded that the impact analysis supported the fairness conclusion.

As described above, RP Financial’s opinion and presentation to the Adams Board was one of many factors taken into consideration by the Adams Board in making its determination to approve the merger agreement.  Although the foregoing summary describes the material components of the analyses presented by RP Financial to the board of directors of Adams on December 29, 2008, in connection with its opinion as of that date, it does not purport to be a complete description of all the analyses performed by RP Financial and is qualified by reference to the written opinion of RP Financial set forth as Annex C, which Adams shareholders are urged to read in its entirety.

Opinion of Premier Financial Advisor

Baxter Fentriss has acted as financial advisor to Premier in connection with the merger.  On December 30, 2008, Baxter Fentriss delivered to Premier its opinion that as of such date, and on the basis of matters referred to herein, the merger consideration is fair, from a financial point of view, to the holders of Premier common stock.  In rendering its opinion, Baxter Fentriss consulted with the management of Premier and Adams; reviewed the merger agreement and certain publicly-available information on the parties; and reviewed certain additional materials made available by the management of the respective banks.

In addition, Baxter Fentriss discussed with the management of Premier and Adams their respective businesses and outlooks.  No limitations were imposed by Premier’s or Adams’s Board of Directors upon Baxter Fentriss with respect to the investigation made or procedures followed by it in rendering its opinion.  The full text of Baxter Fentriss' written opinion is attached as Annex II to this joint proxy statement/prospectus and should be read in its entirety with respect to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Baxter Fentriss in connection therewith.

Baxter Fentriss’ opinion is directed to the Premier’s Board of Directors and is directed only to the fairness, from a financial point of view, of the merger to the shareholders of Premier.  It does not address Premier’s underlying business decision to effect the proposed merger, nor does it constitute a recommendation to any Premier shareholder as to how such shareholder should vote with respect to the merger at the meeting or as to any other matter.

Baxter Fentriss’ opinion was one of many factors taken into consideration by Premier’s Board of Directors in making its determination to approve the merger agreement, and the receipt of Baxter Fentriss’ opinion is a condition precedent to Premier consummating the merger.  The opinion of Baxter Fentriss does not address the relative merits of the merger as compared to any alternative business strategies that might exist for Premier or the effect of any other business combination in which Premier might engage.

Baxter Fentriss, as part of its investment banking business, is continually engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and valuations for estate, corporate and other purposes.  Baxter Fentriss is a nationally recognized advisor to firms in the financial services industry on mergers and acquisitions.  Premier’s Board of Directors selected Baxter Fentriss as its financial advisor because Baxter Fentriss is an investment banking firm focusing on bank and thrift transactions, and because of the firm's extensive experience and expertise in transactions similar to the merger.  Baxter Fentriss is not affiliated with Premier or Adams.

In connection with rendering its opinion to Premier, Baxter Fentriss performed a variety of financial analyses.  In conducting its analyses and arriving at its opinion as expressed herein, Baxter Fentriss considered such financial and other factors as it deemed appropriate under the circumstances including the following:

•
the historical and current financial condition and results of operations of Premier and Adams including interest income, interest expense,  noninterest income, noninterest expense, earnings, book value, returns on assets and equity, capitalization, the reserve for loan losses and possible tax consequences resulting from the transaction;

•	the business prospects of Premier and Adams;

•	the economies of Premier’s and Adams ’s respective market areas;

•	the historical and current market for Premier’s common stock; and,

•	the nature and terms of certain other merger transactions that it believed to be relevant.

Baxter Fentriss also considered its assessment of general economic, market, financial and regulatory conditions and trends, as well as its knowledge of the financial institutions industry, its experience in connection with similar transactions, its knowledge of securities valuation generally, and its knowledge of merger transactions in the Mid-Atlantic region and throughout the United States.

In connection with rendering its opinion, Baxter Fentriss reviewed:

•	the merger agreement;

•
the Annual Reports to shareholders of Premier including the audited financial statements for the years ended December 31, 2005, 2006 and 2007, Premier’s September 30 2008 Form 10-Q, as well as certain interim reports to shareholders and regulatory agencies;

•
the Annual Reports to shareholders of Adams including the audited financial statements for the years ended December 31, 2005, 2006 and 2007, Adams’ September 30 2008 Form 10-Q, internal unaudited financial statements as of November 30, 2008, as well as certain interim reports to shareholders and regulatory agencies;

•	pro forma combined unaudited balance sheets and income statements as of September 30, 2008;

•	A third party external loan review of ANB dated December 15, 2008; and

•	certain additional financial and operating information with respect to the business, operations and prospects of Premier and Adams as it deemed appropriate.

Baxter Fentriss also:

•
held discussions with members of the senior management of Premier and Adams regarding the historical and current business operation, financial condition and future prospects of their respective companies;

•	compared the results of operations of Premier and Adams with those of certain banking companies that it deemed to be relevant;

•	analyzed the pro forma financial impact of the merger on Premier,

•	reviewed the summary of terms of the United States Department of the Treasury’s TARP Capital Purchase Program Senior Preferred Stock and Warrants; and

•	conducted such other studies, analyses, inquiries and examinations as Baxter Fentriss deemed appropriate.

The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. Moreover, the evaluation of fairness, from a financial point of view, of the merger to holders of Premier common stock was to some extent a subjective one based on the experience and judgment of Baxter Fentriss and not merely the result of mathematical analysis of financial data.  Accordingly, notwithstanding the separate factors summarized below, Baxter Fentriss believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its opinion.  The ranges of valuations resulting from any particular analysis described below should not be taken to be Baxter Fentriss' view of the actual value of Premier or Adams.

In performing its analyses, Baxter Fentriss made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of Premier or Adams. The analyses performed by Baxter Fentriss are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses.  Additionally, analyses relating to the values of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold.  In rendering its opinion, Baxter Fentriss assumed that, in the course of obtaining the necessary regulatory approvals for the merger, no conditions will be imposed that will have a material adverse effect on the contemplated benefits of the merger, on a pro-forma basis, to Premier or Adams.

The following is a summary of selected analyses performed by Baxter Fentriss in connection with its opinion.

1. Pro Forma Merger Analysis.  Baxter Fentriss used forecasts for each institution to evaluate the pro forma impact on book value and earnings within a range of relative ownership levels.  Baxter Fentriss considered a range of potential future loan losses, potential costs savings, and growth rates that might be reasonably considered or achieved in the merger.  Based on this analysis, Baxter Fentriss concluded that the transaction should have a positive long term impact to the shareholders of Premier.  The actual results achieved by Premier, Adams and the combined entity following the merger may vary from the estimated results and the variations may be material based on events beyond the control of both Premier and Adams.

2. Discounted Cash Flow.  Baxter Fentriss performed a discounted cash flow analysis to determine hypothetical present values for Adams as a long term investment.  Long term income forecasts for Adams were developed which included; one time merger related costs, normalized loan loss provisioning, expected merger synergies, and related tax expenses.  From these forecasts appropriate free cash flows and a projected terminal value were estimated.  These cash flows were then discounted using a range of appropriate discount rates and the present value of these cash flows were added together to determine the net present value of Adams.  Baxter Fentriss concluded that the net present value of the future stream of projected cash flows exceeded the price to be paid by Premier in all scenarios considered.

3. Comparable Transaction Analysis.  Baxter Fentriss analyzed and compared the price-to-book and price-to-tangible book multiples, price-to-earnings multiples, price-to-assets, and price-to-deposits of Premier’s offer to other whole bank transactions occurring since January 1, 2006 in Washington D.C., Maryland, Virginia, and West Virginia.  The comparative group included 31 whole bank and thrift transactions.

The Acquisition pricing multiples paid for Adams were: price-to-book and price-to-tangible book of .44X; price-to-assets of 2.66%; and price-to-deposits of 3.28%.  The rank for each of the four aforementioned ratios showed that the purchase price ranks as the lowest of all thirty-one transactions reviewed.  The price-to-earnings Acquisition multiple did not produce a meaningful comparable number due to the losses resulting from increases in Adams allowance for credit losses.  Additionally, Baxter Fentriss noted the rankings and pricing ratios reflect the decreased capital position of Adams.  The price paid as a result of the merger was the lowest level for each category which recognized the stress of loan loss provisions occurring at Adams.  Comparable pricing analysis confirmed that the pricing reflected a valuation level consistent with the metrics anticipated for this type of transaction.  Below is a summary of the comparable thirty-one transactions review by Baxter Fentriss, as well as, values for the Adams transaction.

	Price/ Book	Price/ Tangible Book	Price/ LTM Earnings	Deal Value/ Assets	Deal Value/ Deposits	TA: Equity/ Assets
	(x)	(x)	(x)	(%)	(%)	(%)
Rank of 31:	Lowest	Lowest	Lowest	Lowest	Lowest
Group Mean:	1.88	2.01	35.3	18.2	22.2	9.43
Adams Ratios:	0.44	0.44	NM	2.66	3.28	6.03

No company or transaction used as a comparison in the above analysis is identical to Premier, Adams, or the merger.  Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies used for comparison in the above analysis.

Baxter Fentriss has relied, without any independent verification, upon the accuracy and completeness of all financial and other information reviewed.  Baxter Fentriss has assumed that any and all estimates made by management were reasonably prepared and reflect their best current judgments.  Baxter Fentriss did not make an independent appraisal of the assets or liabilities of either Premier or Adams, and has not been furnished such an appraisal.

Baxter Fentriss has been, or will be, paid an initial advisory fee of $7,500, a merger related fee of $225,000 if this transaction is consummated, a fairness opinion fee of $35,000 for issuance of its opinion, and reasonable out-of-pocket expenses for its services.  The fairness opinion fee will be an offset to the merger fee.  Premier has agreed to indemnify Baxter Fentriss against certain liabilities, including certain liabilities under federal securities laws.

Interests of Certain Adams Directors and Officers in the Merger

Certain members of Adams’ management have interests in the merger in addition to their interests as stockholders of Adams. These interests are described below. In each case, the Adams board of directors was aware of these interests, and considered them, among other matters in approving the merger agreement and the transactions contemplated thereby.

Management Following the Merger

      The merger agreement provides that the directors and officers of the surviving company at the effective time of the merger shall be those persons who are directors and officers respectively of Adams immediately before the effective time.  The committees of the board of directors of the surviving company at the effective time shall be the same as and shall be composed of the same persons who are serving on committees appointed by the board of directors of Adams as they exist immediately before the effective time.  The committees of officers of the surviving company at the effective time shall be the same as and shall be composed of the same officers who are serving on the committees of officers of Adams as they exist immediately before the effective time.  The directors of Premier will remain unchanged after the merger.

Shareholders in Both Premier and Adams

Marshall T. Reynolds, Chairman of the Board of Directors of Premier and beneficial owner of 563,425 shares of Premier common stock, constituting 8.8% of outstanding shares of Premier common stock, also serves as a director of Adams.  Together with his wife Shirley A. Reynolds, Mr. Reynolds is the beneficial owner of 600,024 shares of Adams common stock, constituting 17.3% of outstanding Adams shares.

Since September 16, 2008, Robert W. Walker, President and Chief Executive Officer of Premier, has served as Chairman, President and Chief Executive Officer of Adams and as a director of ANB.  Mr. Walker was also appointed as Acting Interim President and Chief Executive Officer of ANB.  Mr. Walker beneficially owns 43,572 shares of Premier common stock and 9,398 shares of Adams common stock.

On November 6, 2008, Adams received a $3.4 million loan from Marshall T. Reynolds of which $3.2 million was passed to its subsidiary ANB as a capital infusion in accordance with the Written Agreement between ANB and The Office of the Comptroller of the Currency dated October 1, 2008, which requires ANB to achieve certain regulatory capital levels, which are greater than the regulatory requirements to be “well capitalized” under bank regulatory requirements.  The capital infusion was undertaken by a demand note between Marshall T. Reynolds and Adams.  The loan bears interest at the Prime Rate with interest payable quarterly.

Adams is indebted to First Guaranty Bank (“First Guaranty”), of Hammond Louisiana pursuant to (a) a $5,000,000 promissory note due August 1, 2009 and (b) a $4,000,000 line of credit, of which $3,482,000 was outstanding as of December 31, 2008.  Marshall T. Reynolds is a director and beneficially owns approximately 30% of the outstanding common stock of First Guaranty.  Premier proposes to repay both of these loans with proceeds from the sale of Premier preferred stock to the U.S. Treasury under the TARP CPP.

Change in Control Agreement

Karen E. Troutman, Senior Vice President and Chief Financial Officer of Adams is party to a Change of Control Agreement with Adams and ANB pursuant to which she will receive $110,000 severance pay if her employment is terminated after consummation of the merger.  Ms. Troutman is the holder of options to purchase 3,025 shares of Adams common stock, which will be converted into options to acquire Premier common stock if the merger is consummated.

Stock Options

Under the terms of the merger agreement, all Adams options outstanding and unexercised immediately prior to the effective time will be converted into options to purchase shares of Premier common stock in an amount equal to the product of the number of shares subject to Adams options and the merger exchange ratio of ..4461, with the exercise price determined by dividing the exercise price of the Adams options by .4461.

Interests of Certain Premier Directors and Officers in the Merger

Certain of Premier’s executive officers and directors have substantial financial interests in the merger that are different from, or in addition to, their interests as Premier shareholders. The Premier board of directors was aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the merger, in approving the merger agreement, and in recommending to the shareholders that the issuance of common stock in connection with the merger be approved.

Shareholders in Both Premier and Adams

Marshall T. Reynolds, Chairman of the Board of Directors of Premier and beneficial owner of 563,425 shares of Premier common stock, constituting 8.8% of outstanding shares of Premier common stock, also serves as a director of Adams.  Together with his wife Shirley A. Reynolds, Mr. Reynolds is the beneficial owner of 600,024 shares of Adams common stock, constituting 17.3% of outstanding Adams shares.

On November 6, 2008, Adams received a $3.4 million loan from Marshall T. Reynolds, of which $3.2 million was passed to its subsidiary ANB as a capital infusion in accordance with the Written Agreement between ANB and The Office of the Comptroller of the Currency dated October 1, 2008, which requires ANB to achieve certain regulatory capital levels, which are greater than the regulatory requirements to be “well capitalized” under bank regulatory requirements.  The capital infusion was undertaken by a demand note between Marshall T. Reynolds and Adams.  The loan bears interest at the Prime Rate with interest payable quarterly.

Since September 16, 2008, Robert W. Walker, President and Chief Executive Officer of Premier, has served as Chairman, President and Chief Executive Officer of Adams and as director of ANB.  Mr. Walker was also appointed as Acting Interim President and Chief Executive Officer of ANB.  Mr. Walker beneficially owns 43,572 shares of Premier common stock and 9,398 shares of Adams common stock.

Neal W. Scaggs, a director of Premier and beneficial owner of 6,825 shares of Premier common stock, beneficially owns 60,000 shares of Adams common stock.

Adams Loan Guaranteed by Premier

Pursuant to a Draw Note dated December 31, 2008, Adams obtained a line of credit of up to a maximum amount of $6,000,000 from The Bankers’ Bank of Kentucky, Inc., and on such date drew down and borrowed the sum of $4,250,000, which was also the amount outstanding at December 31, 2008.  The obligation matures on June 30, 2009 and bears interest at the Prime Rate announced by JPMorgan Chase from time to time, with a floor of 5%, payable quarterly.  Repayment of the loan is secured by a pledge and security agreement granting a security interest in 100% of the outstanding common stock of Adams subsidiary CBT and 20% of the outstanding common stock of Adams subsidiary ANB.  Premier has guaranteed payment of the Draw Note.

Several Premier Banks have purchased participations up to a $4,500,000 portion of this line of credit.

Adams used the proceeds of this borrowing to supplement the capital of ANB as required by the terms of the written Agreement with the OCC discussed below.

Regulatory Matters Regarding Adams

On October 1, 2008, Adams’ wholly owned subsidiary ANB, entered into a written agreement with its primary regulator, the OCC.  Under the terms of the written agreement, ANB has agreed to take certain actions relating to ANB’s lending operations and capital compliance.  Specifically, the OCC is requiring ANB to take the following actions:

a)
conduct a review of senior management to ensure that these individuals can perform the duties required under ANB’s policies and procedures and the requirements of the written agreement, and where necessary, ANB must provide a written program to address the training of ANB’s senior officers;

b)
achieve certain regulatory capital levels, which are greater than the regulatory requirements to be “well capitalized” under bank regulatory requirements.  In particular, ANB must achieve a: 12% total risk-based capital to total risk-weighted assets ratio; 11% Tier 1 capital to risk-weighted assets ratio; and 9% Tier 1 capital to adjusted total assets ratio;

c)	develop and implement a three-year capital program;

d)
make additions to the allowances for loan and lease losses and adopt and implement written policies and procedures for establishing and maintaining the allowance in a manner consistent with the written agreement;

e)	adopt and implement an asset diversification program consistent with OCC guidelines and to perform an analysis of ANB’s concentrations of credit;

f)
take all necessary actions to protect ANB’s interest in criticized assets, adopt and implement a program to eliminate regulatory criticism of these assets, engage in an ongoing review of ANB’s criticized assets and develop and implement procedures for the effective monitoring of the loan portfolio;

g)	hire an independent appraiser to provide a written or updated appraisal of certain assets;

h)	develop and implement a program to improve the management of the loan portfolio and to provide the ANB Board with monthly written reports on credit quality;

i)	employ a loan review consultant acceptable to the OCC to perform a quarterly quality review of ANB’s assets;

j	revise ANB’s lending policy in accordance with OCC requirements; and

k	maintain acceptable liquidity levels.

The written agreement includes time frames to implement the foregoing and on-going compliance requirements for ANB, including requirements to report to the OCC.  The written agreement also requires ANB to establish a committee of the Board of Directors which will be responsible for overseeing compliance with the written agreement.

ANB has taken steps to comply with the requirements of the written agreement and expects that it will address all areas of concern.

Following the public announcement of the written agreement, Adams became restricted in its ability to renew or access deposits through brokers.  Moreover, a number of Adams’ depositors have sought to reduce their deposits at ANB.  The impact of the written agreement on Adams’ operations as well as deteriorating credit markets may have an adverse impact on the financial condition and operations including maintaining acceptable liquidity levels.

Conditions to Completion of the Merger

The respective obligations of Premier and Adams to consummate the merger are subject to the satisfaction of certain mutual conditions, including the following:

•	The stockholders of Adams approve the merger agreement and the transactions contemplated thereby, described in this proxy statement/prospectus at the special meeting of stockholders of Adams;

•	The shareholders of Premier approve the issuance of Premier common stock in the merger at the special meeting of shareholders of Premier;

•
All regulatory approvals required by law to consummate the transactions contemplated by the merger agreement are obtained from the Federal Reserve Board and the Bureau of Financial Institutions of the Commonwealth of Virginia, State Corporation Commission and any other appropriate federal and/or state regulatory agencies without unreasonable conditions, and all waiting periods after such approvals required by law or regulation expire;

•
The registration statement (of which this joint proxy statement/prospectus is a part) registering shares of Premier common stock to be issued in the merger is declared effective and not subject to a stop order or any threatened stop order;

•
There shall be no actual or threatened litigation, investigations or proceedings challenging the validity of, or damages in connection with, the merger that would have a material adverse effect with respect to the interests of Premier or Adams or impose a term or condition that shall be deemed to materially adversely impact the economic or business benefits of the merger;

•
The absence of any statute, rule, regulation, judgment, decree, injunction or other order being enacted, issued, promulgated, enforced or entered by a governmental authority effectively prohibiting consummation of the merger;

•
All permits or other authorizations under state securities laws necessary to consummate the merger and to issue the shares of Premier common stock to be issued in the merger being obtained and remaining in full force and effect.

In addition to the mutual conditions described above, the obligation of Premier to consummate the merger is subject to the satisfaction, unless waived, of the following other conditions:

•
The representations and warranties of Adams made in the merger agreement are true and correct as of the date of the merger agreement and as of the effective time of the merger and Premier receives a certificate of the Chief Executive Officer and the chief financial officer of Adams to that effect;

•
Adams performs in all material respects all obligations required to be performed under the merger agreement prior to the effective time of the merger and delivers to Premier a certificate of its Chief Executive Officer and chief financial officer to that effect;

•
Premier shall have received an opinion of Huddleston Bolen LLP, counsel to Premier, dated as of the effective time of the merger, that the merger constitutes a “reorganization” under Section 368 of the Internal Revenue Code;

•
The issuance of at least $20,000,000 Premier preferred stock and attendant warrants for the purchase of Premier common stock to the U.S. Treasury pursuant to the Troubled Asset Relief Program Capital Purchase Program;

•	ANB’s substantial compliance with the provisions of the written Agreement by and between ANB and The Office of the Comptroller of the Currency dated October 1, 2008; and

•	Premier shall have received an opinion of Luse Gorman Pomerenk & Schick, PC, counsel to Adams, as to various legal matters regarding Adams and the merger;

In addition to the mutual conditions described above, Adams’ obligation to complete the merger is subject to the satisfaction, unless waived, of the following other conditions:

•
The representations and warranties of Premier made in the merger agreement are true and correct as of the date of the merger agreement and as of the effective time of the merger and Adams receives a certificate of the Chief Executive Officer and chief financial officer of Premier to that effect;

•
Premier performs in all material respects all obligations required to be performed under the merger agreement prior to the effective time of the merger and delivers to Adams a certificate of its Chief Executive Officer and chief financial officer to that effect; and

•
Adams shall have received an opinion of Luse Gorman Pomerenk & Schick, PC, counsel to Adams, stating that, among other things, as of the effective time of the merger, the merger constitutes a “reorganization” under Section 368 of the Internal Revenue Code and that no gain or loss will be recognized by the stockholders of Adams to the extent that they receive Premier common stock in exchange for their Adams common stock in the merger.

•	Adams shall have received an opinion of Huddleston Bolen LLP, counsel for Premier as to various legal matters regarding Premier and the merger.

Representations and Warranties

The merger agreement contains representations and warranties by Premier and Adams. These representations and warranties are qualified by a materiality standard, which means that Premier or Adams is not in breach of a representation or warranty unless the existence of any fact, event or circumstance, individually, or taken together with other facts, events or circumstances has had or is reasonably likely to have a material adverse effect on Premier or Adams. These include, among other things, representations and warranties by Premier and Adams to each other as to:

•	organization and good standing of each entity and its subsidiaries;

•	each entity’s capital structure;

•	each entity’s authority relative to the execution and delivery of, and performance of its obligations under, the reorganization agreement;

•	absence of material adverse changes since December 31, 2007;

•	consents and approvals required;

•	regulatory matters;

•	accuracy of documents, including financial statements and other reports, filed with the SEC;

•	absence of defaults under contracts and agreements;

•	absence of environmental problems;

•	absence of conflicts between each entity’s obligations under the merger agreement and its charter documents and contracts to which it is a party or by which it is bound;

•	litigation and related matters;

•	taxes and tax regulatory matters;

•	employee benefit matters; and

•	books and records fully and accurately maintained and fairly present events and transactions.

Termination of the Merger Agreement

The merger agreement may be terminated at any time prior to the closing in any of the following ways:

•	By mutual consent in writing of Adams and Premier; or

•
By Adams by giving written notice thereof to Premier if (i) a material adverse change shall have occurred in the financial condition, results of operations or business of Premier or any Premier Banking Subsidiary since December 31, 2007, or (ii) Premier has in any material respect breached any covenant, undertaking, representation or warranty contained in the merger agreement and such breach has not been cured within 30 days after the giving of such notice; or

•
By Premier by giving written notice thereof to Adams if (i) a material adverse change shall have occurred in the financial condition, results of operations or business of Adams since December 31, 2007 or (ii) Adams has breached any covenant, undertaking, representation or warranty contained in the merger agreement and such breach has not been cured within 30 days after the giving of such notice; or

•
By either Adams or Premier upon written notice to the other if any regulatory agency whose approval of the transactions contemplated by the merger agreement is required denies such application for approval by final order or ruling (which order or ruling shall not be considered final until expiration or waiver of all periods for review or appeal); or

•	By either Adams or Premier upon written notice to the other if any condition precedent to either party’s performance under the merger agreement is not satisfied or fulfilled; or

•	By either Adams or Premier if the merger shall violate any non-appealable final order, decree or judgment of any court or governmental body having competent jurisdiction; or

•	By either Adams or Premier upon the bankruptcy, insolvency or assignment for the benefit of creditors of Adams, Premier or of any of the Premier Banks; or

•
By either Adams or Premier, if the stockholders of Adams shall fail to approve the merger by the vote required under the Delaware General Corporation Law and the Certificate of Incorporation and Bylaws of Adams; or

•
By either Adams or Premier if the shareholders of Premier shall fail to approve the issuance of Premier common stock in the merger by the vote required under the Kentucky Business Corporation Act and the Articles of Incorporation and Bylaws of Premier; or

•	By either Adams or Premier, if the Closing does not occur on or before September 30, 2009 unless extended by mutual agreement in writing; or

•	By Premier if the issuance of Premier preferred stock in the amount of at least $20,000,000 and attendant warrants for Premier common stock to the U.S. Treasury under the TARP CPP has not occurred; or

•	By Premier if ANB is not in substantial compliance with the written Agreement between ANB and the OCC.

Waiver and Amendment

Prior to the effective time of the merger, any provision of the merger agreement may be waived by the party benefiting by the provision or amended or modified by an agreement in writing between the parties, except that, after the special meetings, the merger agreement may not be amended in any material respect without further shareholder approval.

Closing Date; Effective Time

The merger will be consummated and become effective upon the issuance of a certificate of merger by the Delaware Secretary of State (or on such other date as may be specified in the articles of merger to be filed with the Delaware Secretary of State). Unless otherwise agreed to by Premier or Adams, the closing of the merger will take place no later than 45 days following the day when all of the conditions to the merger have been satisfied or waived.

Regulatory Approvals

The merger and the other transactions contemplated by the merger agreement require the approval of the Federal Reserve Board and the Bureau of Financial Institutions, Commonwealth of Virginia, State Corporation Commission. As bank holding companies, Premier and Adams are subject to regulation under the Bank Holding Company Act of 1956.   Premier and Adams have filed all required applications seeking approval of the merger with both agencies on March 3, 2009.

Under the Bank Holding Company Act, the Federal Reserve Board is required to examine the financial and managerial resources and future prospects of the combined organization and analyze the capital structure and soundness of the resulting entity. The Federal Reserve Board has the authority to deny an application if it concludes that the combined organization would have inadequate capital. In addition, the Federal Reserve Board can withhold approval of the merger if, among other things, it determines that the effect of the merger would be to substantially lessen competition in the relevant market. Further, the Federal Reserve must consider whether the combined organization meets the requirements of the Community Reinvestment Act of 1977 by assessing the involved entities’ records of meeting the credit needs of the local communities in which they operate, consistent with the safe and sound operation of such institutions. The Virginia Bureau of Financial Institutions will review the merger under similar standards.

In addition, a period of 15 to 30 days must expire following approval by the Federal Reserve Board before completion of the merger is allowed, within which period the United States Department of Justice may file objections to the merger under the federal antitrust laws.

The merger cannot be consummated prior to receipt of all required approvals. There can be no assurance that required regulatory approvals for the merger will be obtained and, if the merger is approved, as to the date of such approvals or whether the approvals will contain any unacceptable conditions. There can likewise be no assurance that the United States Department of Justice will not challenge the merger during the waiting period set aside for such challenges after receipt of approval from the Federal Reserve Board.

In its application to the Federal Reserve Board, Premier stated that it intended to use the proceeds from the sale of preferred stock in the CPP to substantially reduce Adams’ borrowings of (a) $5,000,000 from First Guaranty Bank of Hammond, Louisiana pursuant to a promissory note due August 1, 2009, (b) $4,000,000 line of credit, of which $3,482,000 was outstanding as of December 31, 2008 also from First Guaranty Bank of Hammond Louisiana, (c) $3,400,000 from Marshall T. Reynolds, and (d) $4,250,000 from Bankers Bank of Kentucky.  As a condition to approval of the application, the Federal Reserve Board requested, and Premier delivered a written commitment that CPP funds received from the U.S. Treasury will not be used to service the $3,400,000 loan from Marshall T. Reynolds.

Premier and Adams are not aware of any governmental approvals or actions that may be required for consummation of the merger other than as described above. Should any other approval or action be required, it is presently contemplated that such approval or action would be sought. There can be no assurance that any necessary regulatory approvals or actions will be timely received or taken, that no action will be brought challenging such approval or action or, if such a challenge is brought, as to the result thereof, or that any such approval or action will not be conditioned in a manner that would cause the parties to abandon the merger.

The approval of any application merely implies the satisfaction of regulatory criteria for approval, which does not include review of the merger from the standpoint of the adequacy of the cash consideration or the exchange ratio for converting Adams common stock to Premier common stock. Furthermore, regulatory approvals do not constitute an endorsement or recommendation of the merger.

Adams Annual Meeting of Stockholders

The merger is expected to be completed promptly after receipt of all regulatory and shareholder approvals and receipt by Premier of TARP CPP funds.  In the event the merger cannot be completed before the end of the calendar year the Adams Board of Directors intend to hold the Adams 2009 Annual Meeting of Stockholders. It is currently anticipated that the Annual Meeting, if held, will be held on or about December 15, 2009.

Premier’s Proposed Issuance of Preferred Stock

On November 14, 2008, Premier applied to participate in the TARP CPP. Premier initially applied under two alternatives.  One application was based upon a pro forma combined amount of Premier’s and Adams’ total risk-weighted assets, which would have resulted in Premier issuing to the U.S. Treasury approximately 24,000 shares of its preferred stock at $1,000 per share, for a total capital investment of $24,000,000, a portion of which Premier would have infused into ANB to maintain the capital standards mandated by the OCC if the merger is consummated.  The original merger agreement provided that Premier’s receipt of this $24,000,000 was a condition to consummation of the merger.  Pursuant to a First Amendment to Merger Agreement dated June 16, 2009 Premier and Adams agreed to reduce the amount required to be received from the TARP CPP to an amount of at least $20,000,000 to more accurately reflect the amount actually likely to be received from the U.S. Treasury.  The amount to be received from the U.S. Treasury is based upon Premier’s and Adams’ total risk-weighted assets and since November 14, 2008 the pro-forma combined amount of total risk weighted assets of Premier and Adams decreased thus requiring the reduction from $24,000,000 to an amount of at least $20,000,000.

The other application was based only upon Premier’s total risk-weighted assets, which would result in Premier issuing approximately 12,974 shares of its preferred stock at $1,000 per share, for total capital of approximately $12,974,000.

Premier’s participation in the CPP program will affect the shareholders of Premier common stock and their rights as shareholders, as described below.

Terms of the CPP

The CPP was announced by the U.S. Treasury on October 14, 2008, as part of the TARP.  Pursuant to the CPP, the U.S. Treasury will purchase up to $250 billion of senior preferred shares on standardized terms from qualifying financial institutions.  Under the CPP, eligible financial institutions can generally apply to issue senior preferred shares to the U.S. Treasury in aggregate amounts between 1% and 3% of the institution’s risk-weighted assets.

On March 18, 2009, Premier was granted preliminary approval to participate in the CPP for a sum up to approximately $24,000,000.  Under the conditions announced by the U.S. Treasury for participation in the CPP, a participating financial institution is given a limited period of time following preliminary approval of its application to satisfy all requirements for participation and to complete the issuance of the senior preferred shares to the U. S. Treasury.

If Premier participates in the U.S. Treasury’s CPP, the U.S. Treasury would purchase from Premier cumulative perpetual preferred shares, with a liquidation preference of at least $1,000 per share (the “Senior Preferred Shares”).  Based upon the investment of $20,000,000 Premier would issue 20,000 Senior Preferred Shares, each with a liquidation preference of $1,000 per share.  The Senior Preferred Shares would constitute Tier 1 capital and would rank senior to Premier’s common shares.  The Senior Preferred Shares would pay cumulative dividends at a rate of 5% per annum for the first five years and would reset to a rate of 9% per annum after year five.  Dividends would be payable quarterly in arrears.  The U.S. Treasury’s investment will be based upon the combined pro forma risk-weighted assets of Premier and Adams at the end of the quarter immediately preceding issuance of the shares.  Based on the pro forma combined risk-weighted assets of Premier and Adams at March 31, 2009, Premier would issue 22,000 Senior Preferred Shares.

The Senior Preferred Shares would be non-voting shares, but would have class voting rights on (i) any authorization or issuance of shares ranking senior to the Senior Preferred Shares; (ii) any amendment to the rights of the Senior Preferred Shares; or (iii) any merger, consolidation, share exchange, reclassification or similar transaction which would adversely affect the rights of the Senior Preferred Shares.  In the event that the cumulative dividends described above were not paid in full for an aggregate of six dividend periods or more, whether or not consecutive, the authorized number of directors of Premier would automatically be increased by two and the holders of the Senior Preferred Shares would have the right to elect two directors.  The right to elect directors would end when dividends have been paid in full for four consecutive dividend periods.

The Senior Preferred Shares would be redeemable at their issue price, plus any accrued and unpaid dividends.  Any such redemption must be approved by Premier’s primary federal bank regulator – the Federal Reserve Board.  The U.S. Treasury would be permitted to transfer the Senior Preferred Shares to a third party at any time.

Publicly traded financial institutions such as Premier participating in the CPP must also issue a warrant (the “Warrant”) to the U.S. Treasury to purchase a number of common shares having a market price equal to 15% of the aggregate amount of the Senior Preferred Shares purchased by the U.S. Treasury.  The initial exercise price for the Warrant, and the market price for determining the number of common shares subject to the Warrant, will be calculated based on the average of the closing prices of Premier’s common shares on the 20 trading days ending on the last trading day prior to ___________________, 2009, which is the date Premier’s application for participation in the CPP was preliminarily approved by the U.S. Treasury.  Based on an investment of $22,000,000, and the average of the closing prices of Premier’s common shares on the 20 trading days ended __________________, 2009 ($______), the number of shares of Premier common stock subject to the Warrant will be approximately _______________, or ___%, of the common shares outstanding on _______________, 2009.  The Warrant will have a term of 10 years.  If Premier completes one or more offerings of other Tier 1 qualifying perpetual preferred shares or common shares on or before December 31, 2009, that result in Premier receiving aggregate gross proceeds of not less than 100% of the aggregate liquidation preference of the Senior Preferred Shares, the number of common shares underlying the Warrant held by the U.S. Treasury will be reduced by a number of common shares equal to the product of (i) the number of common shares originally underlying the Warrant (taking into account all anti-dilution adjustments) and (ii) 0.5.  Issuance and exercise of the Warrant would dilute the interests of existing Premier common shareholders.

If Premier participates in the CPP, it will be required to prepare and file with the Securities and Exchange Commission (the “SEC”) a registration statement under the Securities Act of 1933, as amended, to register for resale the Senior Preferred Shares and the Warrant and the underlying common shares purchasable upon exercise of the Warrant. The registration statement must be filed as soon as practicable, and in any event within 30 days, after the closing of the U.S. Treasury’s investment.

As long as the Senior Preferred Shares remain outstanding, unless all accrued and unpaid dividends for all past dividend periods on the Senior Preferred Shares are fully paid, Premier would not be permitted to declare or pay dividends on any common shares, any junior preferred shares or any preferred shares ranking pari passu with the Senior Preferred Shares (other than in the case of pari passu preferred shares, dividends on a pro rata basis with the Senior Preferred Shares), nor would Premier be permitted to repurchase or redeem any common shares or preferred shares other than the Senior Preferred Shares.  Unless the Senior Preferred Shares have been transferred or redeemed in whole, until the third anniversary of the U.S. Treasury’s investment, any increase in common share dividends would be prohibited without the prior approval of the U.S. Treasury.  In addition, unless the Senior Preferred Shares have been transferred or redeemed in whole, until the third anniversary of the U.S. Treasury’s investment, the U.S. Treasury’s consent would be required for any share repurchases other than repurchases of the Senior Preferred Shares and repurchases of junior preferred shares or common shares in connection with the administration of any employee benefit plan in the ordinary course of business and consistent with past practice.

To participate in the CPP, Premier will be required to adopt the U.S. Treasury’s standards for executive compensation and corporate governance, for the period during which the U.S. Treasury holds equity issued under the CPP.  These standards generally apply to the chief executive officer, chief financial officer, plus the next three most highly compensated executive officers.  Premier would be required to meet certain standards, including: (1) ensuring that incentive compensation for senior executives does not encourage unnecessary and excessive risks that threaten the value of the financial institution; (2) requiring a clawback of any bonus or incentive compensation paid to a senior executive based on statements of earnings, gains or other criteria that are later proven to be materially inaccurate; (3) prohibiting certain severance payments to a senior executive, generally referred to as “golden parachute” payments, above specified limits set forth in the U.S. Internal Revenue Code; and (4) agreeing not to deduct for tax purposes executive compensation in excess of $500,000 for each senior executive – for this purpose, all compensation paid to the senior executive for the applicable tax year is taken into account, including certain qualified performance-based compensation normally deductible under Section 162(m) of the U.S. Internal Revenue Code.

The TARP executive compensation requirements were modified or supplemented by provisions of the American Recovery and Reinvestment Act of 2009.  For institutions receiving TARP assistance, the U.S. Treasury will establish standards (1) prohibiting (in the case of Premier, which is receiving less than $25,000,000 in assistance) the most highly compensated employee from receiving any bonus or incentive compensation while TARP funds are outstanding that has a value greater than one-third of the total amount of such employee’s compensation, which may only be made by long-term restricted stock awards that cannot vest until TARP assistance is repaid; (2) excluding incentives for senior executive officers that would cause them to take unnecessary and excessive risks that threaten the value of the TARP recipient; (3) requiring recovery of any bonus or incentive compensation paid based on statements of earnings that are later found to be materially inaccurate; (4) requiring the TARP recipient’s board compensation committee to meet at least semiannually to evaluate employee compensation plans in light of any risk posed to the recipient by such plans; (5) requiring the board of directors to adopt a company-wide policy regarding excessive or luxury expenditures (including entertainment, office renovations, aviation services, or other activities that are not reasonable expenditures); (6) requiring a separate proxy vote by the shareholders at the annual shareholders meeting (on a non-binding basis) to approve executive compensation of the TARP recipient; and (7) requiring the TARP recipient’s chief executive officer and chief financial officer to annually certify the recipient’s compliance with these requirements.

The foregoing requirements will preclude future payments of cash bonuses to Premier’s Chief Executive Officer while TARP funds are outstanding.  Otherwise, the Premier Board of Directors does not anticipate that any material changes would need to be made to Premier’s existing compensation plans and arrangements to comply with the U.S. Treasury’s current standards for executive compensation and corporate governance.  These standards may change in the future as a result of legislative or regulatory initiatives.

The foregoing description of the CPP is based on the information currently available regarding the CPP and does not purport to be complete in all respects.  The terms of the CPP, including the terms of the Senior Preferred Shares and of the Warrant, are set forth in the form of Securities Purchase Agreement--Standard Terms, form of Letter Agreement, form of Standard Provisions of the Senior Preferred Shares, form of Warrant and related documentation made publicly available by the U.S. Treasury and to be executed by the U.S. Treasury and each participating institution.

Conduct of Business Pending the Merger

The merger agreement contains certain forbearances and affirmative covenants made by Adams. Adams has agreed that, until the effective time of the merger, without the prior written consent of Premier, that Adams will not:

(a)           Make any change in its authorized capital stock.

(b)           Issue any shares of its capital stock, securities convertible into its capital stock, or any long term debt securities.

(c)           Issue or grant any options, warrants, or other rights to purchase shares of its common stock.

(d)           Declare or pay any dividends or other distributions on any shares of common stock.

(e)           Purchase or otherwise acquire or agree to acquire for a consideration any share of its common stock (other than in a fiduciary capacity).

(f)           Enter into or amend any employment, pension, retirement, stock option, profit sharing, deferred compensation, consultant, bonus, group insurance, or similar plan in respect of any of its directors, officers, or other employees, or increase the current level of contributions to any such plan now in effect, except as contemplated by the merger agreement.

(g)           Take any action materially and adversely affecting the merger agreement or the transactions contemplated by the merger agreement or the financial condition (present or prospective), businesses, properties, or operations of Adams.

(h)           Acquire, consolidate or merge with any other company, corporation, bank or banking association, or acquire, other than in the ordinary course of business, any assets of any other company, corporation, bank, or banking association.

(i)           Mortgage, pledge, or subject to a lien or any other encumbrance, any of its assets, dispose of any of its assets, incur or cancel any debts or claims, or increase the current level of compensation or benefits payable to its officers, employees or directors except in the ordinary course of business as heretofore conducted or take any other action not in the ordinary course of their business as heretofore conducted or incur any material obligation or enter into any material contract.

(j)           Amend its Articles of Incorporation or Association, By-laws or Charter.

(k)           Unless required to be taken by the Federal Reserve Board, the OCC or the FDIC, take any action to solicit, initiate, encourage, or authorize any person, including directors, officers and other employees, to solicit from any third party any inquiries or proposals relating to the disposition of the business or assets of Adams, or the acquisition of their Adams common stock, or the merger of Adams with any person other than Premier, and Adams shall promptly notify Premier orally of all the relevant details relating to all inquiries and proposals which it may receive relating to any of such matters.

Adams has also agreed that, it will:

(a)           Operate its business only in the normal course and manner.

(b)           Make available to Premier for review prior to Adams’ or either ANB’s or CBT’s final loan approval, any loan documentation, credit memorandums or other related documentation requested or received by Adams or such bank in its decision making process in determining whether to extend credit to any borrower for:

(1)	Any new loan, or renewal of an existing loan, that totals $250,000 or greater; or

(2)
Any new loan, or renewal of an existing loan, which, when included with all other loans from Adams to any such borrower and their related interests, would cause such borrower’s total loans from Adams, including loans from Adams to their related interests, to exceed $400,000.

(c)           Promptly advise Premier of any material adverse change in the financial condition, assets, business operations or key personnel of Adams and of any material breach of any representation or warranty made by Adams in the merger agreement.

(d)           Direct its accountants to give Premier access to all information, documents and working papers pertaining to Adams.

(e)           Maintain in full force and effect adequate fire, casualty, public liability, employee fidelity and other insurance coverage in effect on the date of the merger agreement.

(f)           Furnish to Premier a list containing the names and addresses of all holders of Adams common stock.

(g)           Use its best efforts in good faith to take or cause to be taken all action required under the merger agreement on its part to be taken as promptly as practicable so as to permit the consummation of the merger and the transactions contemplated thereby at the earliest possible date and cooperate fully with Premier to that end.

(h)           Terminate:

(1)	Any and all employment contracts to which either Adams, ANB or CBT is a party.

(2)
Any defined benefit plan to which either Adams or ANB or CBT is a party; provided, however, that if all appropriate steps are taken for termination and the defined benefit plan is frozen, the actual termination of any defined benefit plan need not be accomplished prior to, or at, Closing.

Accounting Treatment

The merger will be accounted for under the “purchase” method of accounting. Under the purchase method of accounting, the assets and liabilities of Adams, as of the completion of the merger, will be recorded at their fair values as well as any identifiable intangible assets. Any remaining excess purchase price will be allocated to goodwill and will not be amortized. Instead, goodwill is evaluated for impairment annually. Financial statements of Premier issued after the consummation of the merger will reflect such values and will not be restated retroactively to reflect the historical position or results of operations of Adams. The operating results of Adams will be reflected in Premier Consolidated Financial Statements from and after the date the merger is consummated.  Under SFAS 141r, effective for acquisitions completed after December 31, 2008, bargain purchases no longer result in the recording of negative goodwill but rather result in the acquirer recording a gain on the transaction.  Also under SFAS 141r, expenses for professional fees and other services are no longer capitalized as part of the purchase price, but are now expensed as incurred.

Management and Operations after the Merger

Board of Directors.

The present directors of Adams will become the directors of the surviving company.  No Adams director will become a Premier director.

Management.

The present officers of Adams will become the officers of the surviving company.  No Adams officer will become an officer of Premier.

Resales of Premier Common Stock

The shares of Premier common stock to be issued to stockholders of Adams under the merger agreement have been registered under the Securities Act of 1933 and may be freely traded without restriction by holders who will not be affiliates of Premier after the merger and who were not affiliates of Adams on the date of the Adams special meeting.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

General

The following summary sets forth the material U.S. federal income tax consequences of the merger to the holders of Adams common stock. The tax consequences under state, local and foreign laws are not addressed in this summary. The following summary is based upon the Internal Revenue Code of 1986, as amended, Treasury regulations, administrative rulings and court decisions in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. Such a change could affect the continuing validity of this summary. No assurance can be given that the Internal Revenue Service would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth below.

The following summary addresses only stockholders who are citizens or residents of the United States who hold their Adams common stock as a capital asset. It does not address all the tax consequences that may be relevant to particular shareholders in light of their individual circumstances or to shareholders that are subject to special rules, including, without limitation: financial institutions; tax-exempt organizations; S corporations, partnerships or other pass-through entities (or an investor in an S corporation, partnership or other pass-through entities); insurance companies; mutual funds; dealers in stocks or securities, or foreign currencies; foreign holders; a trader in securities who elects the mark-to-market method of accounting for the securities; persons that hold shares as a hedge against currency risk, a straddle or a constructive sale or conversion transaction; holders who acquired their shares pursuant to the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan; and holders subject to the alternative minimum tax.

The Merger

No ruling has been, or will be, sought from the Internal Revenue Service as to the U.S. federal income tax consequences of the merger. Consummation of the merger is conditioned upon Premier receiving an opinion from Huddleston Bolen LLP and upon Adams receiving an opinion from Luse Gorman Pomerenk & Schick, PC, both to the effect that, based upon facts, representations and assumptions set forth in such opinions, the merger constitutes a reorganization within the meaning of Section 368 of the Internal Revenue Code. The issuance of the opinions is conditioned on, among other things, such tax counsel’s receipt of representation letters from each of Adams and Premier, in each case in form and substance reasonably satisfactory to such counsel. Opinions of counsel are not binding on the Internal Revenue Service.

Based upon the above qualifications, for U.S. federal income tax purposes, it is expected that the merger will constitute a reorganization within the meaning of Section 368 of the Internal Revenue Code. Each of Adams and Premier will be a party to the merger within the meaning of Section 368(b) of the Internal Revenue Code, and neither of Adams or Premier will recognize any gain or loss as a result of the merger.

Consequences to Shareholders

Cash in Lieu of Fractional Shares. Holders of Adams common stock who receive cash in lieu of fractional shares of Premier common stock in the merger generally will be treated as if the fractional shares of Premier common stock had been distributed to them as part of the merger, and then redeemed by Premier in exchange for the cash actually distributed in lieu of the fractional shares, with the redemption generally qualifying as an “exchange” under Section 302 of the Internal Revenue Code. Consequently, those holders generally will recognize capital gain or loss with respect to the cash payments they receive in lieu of fractional shares measured by the difference between the amount of cash received and the tax basis allocated to the fractional shares.

Taxation of Capital Gain. Any capital gain recognized by any holder of Adams common stock under the above discussion will be long-term capital gain if the holder has held the Adams common stock for more than 12 months at the time of the exchange. In the case of a non-corporate holder, that long-term capital gain may be subject to a maximum federal income tax of 15%. The deductibility of capital losses by the shareholders may be limited.

Basis in Premier Common Stock. Each holder’s aggregate tax basis in Premier common stock received in the merger will be the same as the holder’s aggregate tax basis in the Adams common stock exchanged, decreased by the amount of any tax basis allocable to any fractional share interest for which cash is received and increased by any gain recognized in the exchange. The holding period of Premier common stock received by a holder in the merger will include the holding period of the Adams common stock exchanged in the merger to the extent the Adams common stock exchanged is held as a capital asset at the time of the merger.

Constructive Ownership. In applying the constructive ownership provisions of Section 318 of the Internal Revenue Code, a holder of Adams common stock may be deemed to own stock that is owned directly or indirectly by other persons, such as certain family members and entities such as trusts, corporations, partnerships or other entities in which the holder has an interest. Since the constructive ownership provisions are complex, holders should consult their tax advisors as to the applicability of these provisions.

Backup Withholding and Reporting Requirements

Holders of Adams common stock, other than certain exempt recipients, may be subject to backup withholding at a rate of 28% with respect to any cash payment received in the merger. However, backup withholding will not apply to any holder who either (a) furnishes a correct taxpayer identification number and certifies that he or she is not subject to backup withholding by completing the substitute Form W-9 that will be included as part of the transmittal letter, or (b) otherwise proves to Premier and its exchange agent that the holder is exempt from backup withholding.

Shareholders will also be required to file certain information with their federal income tax returns and to retain certain records with regard to the merger.

The discussion of U.S. federal income tax consequences set forth above is for general information only and does not purport to be a complete analysis or listing of all potential tax effects that may apply to a holder of Adams common stock. We strongly encourage stockholders of Adams to consult their tax advisors to determine the particular tax consequences to them of the merger, including the application and effect of federal, state, local, foreign and other tax laws.

LISTING OF PREMIER COMMON STOCK

It is a condition to the completion of the merger that the Premier common stock issuable in the merger or upon exercise of options to purchase Premier common stock issued in substitution for Adams options be approved for listing on the NASDAQ Global Stock Market, subject to official notice of issuance.

DE-LISTING AND DEREGISTRATION OF ADAMS STOCK

When the merger is completed, the Adams common stock currently listed on the NASDAQ Global Market will cease to be quoted on the NASDAQ Global Market and will be deregistered under the Exchange Act.

NO APPRAISAL RIGHTS

Under the General Corporation Law of the State of Delaware, holders of Adams common stock are not entitled to appraisal rights in connection with the merger. Under the Kentucky Business Corporation Act, holders of Premier common stock are not entitled to appraisal rights in connection with the share issuance proposal or the charter amendment proposal.

IF YOU ARE A PREMIER SHAREHOLDER, THE PREMIER BOARD (WITH MESSRS. REYNOLDS, WALKER AND SCAGGS ABSTAINING) RECOMMENDS
THAT YOU VOTE “FOR” PREMIER PROPOSAL 1.

IF YOU ARE AN ADAMS STOCKHOLDER, THE ADAMS BOARD (WITH MESSRS. REYNOLDS AND WALKER ABSTAINING)RECOMMENDS
THAT YOU VOTE “FOR” ADAMS PROPOSAL 1.

PREMIER PROPOSAL 2: AMENDMENT OF THE PREMIER ARTICLES OF
INCORPORATION TO INCREASE AUTHORIZED SHARES

The Premier board of directors has adopted, subject to shareholder approval, an amendment to the Premier articles of incorporation to provide for an increase in the number of shares of Premier common stock authorized for issuance from 10,000,000 to 20,000,000.  The approval of this amendment is not a condition to the merger.  In the event this proposal is adopted by Premier shareholders, but the merger agreement is terminated (without the merger being completed) prior to the filing of articles of amendment with the Secretary of State of the Commonwealth of Kentucky giving effect to the amendment, Premier will file articles of amendment effectuating the amendment increasing the number of authorized shares.

As of ____________________, 2009, Premier had approximately 6,392,772 shares of common stock issued and outstanding.  As of ___________________, 2009, there were 3,607,228 shares of Premier common stock authorized but unissued, of which 494,331 shares were reserved for issuance under Premier’s stock option plan.  Based on the number of shares of Adams common stock outstanding as of ________________, 2009, if the merger is completed, Premier would be required to issue approximately 1,545,099 additional shares of Premier common stock to the Adams stockholders.  Based on the options, other equity-based awards and arrangements to purchase or issue Adams common stock, if the merger is completed, Premier would reserve for issuance approximately 3,597 additional shares of Premier common stock.  For a description of the rights of holders of Premier common stock, please see “Comparison Of Rights of Premier Shareholders and Adams Stockholders” beginning on page 230.

Reasons for the Proposed Amendment

Although the amount of common stock currently authorized under the Premier articles of incorporation will be sufficient to complete the merger and Premier’s management currently has no definitive plans for the issuance of any additional authorized shares, the authorization of additional shares would permit the issuance of shares for future stock dividends, stock splits, possible acquisitions, stock option plans, and other appropriate corporate purposes.  Under some circumstances, it is also possible to use unissued shares of common stock for anti-takeover purposes, but Premier has no present intention to take this action.  The additional shares of Premier common stock will not be entitled to preemptive rights nor will existing shareholders have any preemptive right to acquire any of those shares when issued.

Required Vote for Approval

Adoption of the above-described amendment will require the affirmative vote of a majority of the shares of Premier common stock present or represented at the Premier special meeting, assuming a quorum is present.

The adoption of Premier Proposal 2 is not conditioned upon the adoption of Premier Proposal 1 set forth in this joint proxy statement/prospectus, and the adoption of none of the other proposals set forth in this joint proxy statement/prospectus are conditioned upon the adoption of Premier Proposal 2.

THE PREMIER BOARD RECOMMENDS THAT YOU VOTE “FOR”
PREMIER PROPOSAL 2.

PREMIER PROPOSAL 3 AND ADAMS PROPOSAL 2:

ADJOURNMENT OF THE MEETING

In the event that there are not sufficient votes to constitute a quorum, the merger agreement and the proposal to issue Premier common stock in the merger cannot be approved unless the special meetings were adjourned to a later date or dates in order to permit further solicitation of proxies. In order to allow proxies that have been received at the time of the meeting to be voted for an adjournment, if necessary, Premier and Adams have submitted the question of adjournment to their respective shareholders as a separate matter for their consideration. The boards of directors of each of Premier and Adams recommends that its shareholders vote “FOR” the adjournment proposal. If it is necessary to adjourn a meeting, no notice of such adjourned meeting is required to be given to the respective company’s shareholders, other than an announcement at the special meeting of the place, date and time to which the meeting is adjourned, if the meeting is adjourned for 30 days or less.

The affirmative vote of the holders of a majority of the common shares represented in person or by proxy is required to adjourn either of the special meetings.

The board of directors of Premier and Adams each recommends that you vote “FOR” approval of this proposal.

INFORMATION ABOUT PREMIER FINANCIAL BANCORP, INC.
AND ABIGAIL ADAMS NATIONAL BANCORP, INC.

DESCRIPTION OF PREMIER

Description of Business

Premier is a multi-bank holding company that, as of March 15, 2009 operates nine banking offices in Kentucky, three banking offices in Ohio, and 13 banking offices in West Virginia. At December 31, 2008, Premier had total consolidated assets of $724.5 million, total consolidated deposits of $589.2 million and total consolidated shareholders' equity of $89.4 million. The banking subsidiaries (the "Premier Banks") consist of Citizens Deposit Bank & Trust, Vanceburg, Kentucky; Farmers Deposit Bank, Eminence, Kentucky; Ohio River Bank, Ironton, Ohio; First Central Bank, Inc., Philippi, West Virginia; Boone County Bank, Inc., Madison, West Virginia; and Traders Bank, Inc., Ravenswood, West Virginia.

Premier was incorporated as a Kentucky corporation in 1991 and has functioned as a bank holding company since its formation. During 2002, Premier moved its principal executive offices from Georgetown, Kentucky to its present location at 2883 5th Avenue, Huntington, West Virginia, 25702. The purpose of the move was to be more centrally located among Premier Banks and its directorship.

Premier is a legal entity separate and distinct from its Premier Banks and non-bank subsidiaries. Accordingly, the right of Premier, and thus the right of Premier's creditors and shareholders, to participate in any distribution of the assets or earnings of any of the Premier Banks or non-bank subsidiaries is necessarily subject to the prior claims of creditors of such subsidiaries, except to the extent that claims of Premier, in its capacity as a creditor, may be recognized. The principal source of Premier's revenue is dividends from its Premier Banks and non-bank subsidiary.  See "REGULATORY MATTERS -- Dividend Restrictions" for discussion of the restrictions on the Premier Banks' ability to pay dividends to Premier.

In late 2007 Premier resumed a strategy of franchise expansion by acquiring and owning community banks.  This decision followed a five–year period whereby Premier suspended its acquisition strategy in order to focus on improving operations, strengthening capital and management oversight and improving the profitability of the banks previously acquired. On October 24, 2007, Premier entered into a material definitive agreement with Citizens First Bank, Inc. (Citizens First), a bank with $60 million of total assets located in Ravenswood, West Virginia.  Under terms of the definitive agreement, Premier agreed to purchase Citizens First for up to $11,700,000 in stock and cash.  Each share of Citizens First common stock was entitled to merger consideration of cash and stock that generally totaled $29.25, subject to certain limitations.  Premier issued 480,000 shares of its common stock plus Premier paid $5.3 million in cash to the shareholders of Citizens First.

On November 27, 2007, Premier entered into a material definitive agreement with Traders Bankshares, Inc. (Traders), a single bank holding company with $105 million of total assets located in Spencer, West Virginia.  Under terms of the definitive agreement, Premier agreed to purchase Traders for approximately $18,140,000 in stock and cash.  Each share of Traders common stock was entitled to merger consideration of $50.00 cash and 3.75 shares of Premier common stock.  Premier issued approximately 675,000 shares of its common stock plus Premier paid $9.0 million in cash to the shareholders of Traders.

On April 30, 2008, Premier closed the acquisitions of Citizens First and Traders.  On October 25, 2008, Premier merged these two new subsidiary banks together to form Traders Bank, Inc. headquartered in Ravenswood, West Virginia.  The merger was designed to consolidate management and operations of two subsidiaries in overlapping or contiguous markets.  Similarly, effective January 3, 2005, Premier merged two of its subsidiary banks, Citizens Deposit Bank & Trust in Vanceburg, Kentucky and Bank of Germantown, in Germantown, Kentucky. Bank of Germantown was merged into Citizens Deposit Bank, with its facilities continuing to operate as branches of Citizens Deposit Bank.

Beginning in April 2005 and concluding in July 2005, Premier converted each of its then Premier Banks from an in-house system administered by a wholly-owned subsidiary to an outsourced system administered by FiServ for their data and item processing functions.  Subsequent to the conversion, the operations of Premier’s data processing subsidiary, Premier Data Services, Inc. were suspended and the subsidiary was merged into Premier on June 27, 2006.

BUSINESS

General

Through the Premier Banks, Premier focuses on providing quality, community banking services to individuals and small-to-medium sized businesses primarily in non-urban areas. By seeking to provide such banking services in non-urban areas, Premier believes that it can minimize the competitive effect of larger financial institutions that typically are focused on large metropolitan areas. Each bank retains its local management structure which offers customers direct access to the bank's president and other officers in an environment conducive to friendly, informed and courteous service. This approach also enables each bank to offer local and timely decision-making, and flexible and reasonable operating procedures and credit policies limited only by a framework of centralized risk controls provided by Premier to promote prudent banking practices. See additional discussion under "Regulatory Matters" below.

Each bank maintains its community orientation by, among other things, having selected members of its community as members of its board of directors, who assist in the introduction of prospective customers to the Bank and in the development or modification of products and services to meet customer needs. As a result of the development of personal banking relationships with its customers and the convenience and service offered by the Premier Banks, the Premier Banks' lending and investing activities are funded primarily by core deposits.

When appropriate and economically advantageous, Premier centralizes certain of the Premier Banks' back office, support and investment functions in order to achieve consistency and cost efficiency in the delivery of products and services. Premier centrally provides services such as accounting, loan review, operations and network support, human resources, compliance and internal auditing to the Premier Banks to enhance their ability to compete effectively. Premier also provides overall direction in the areas of credit policy and administration, strategic planning, marketing, investment portfolio management and other financial and administrative services. Each Premier Bank participates in product development by advising management of new products and services needed by its customers and desirable changes to existing products and services.

Prior to the conversions in mid 2005, Premier's data processing subsidiary, Premier Data Services, Inc., provided centralized data processing services to four of the Premier Banks. Beginning in late 2004 and continuing through the middle of 2005, Premier converted its data processing system to an external third-party provider. Through the conversion process, Premier senior management along with each Premier Bank's management reviewed and standardized their offering of products and services, although pricing decisions remain at the local Premier Bank level. Furthermore, as a result of conversion, Premier through the Premier Banks is able offer more modern products, such as internet banking and check imaging, and is able to take advantage of emerging technologies such as image exchange to remit and clear items with its exchange agents.

Each of the Premier Banks provides a wide range of retail and commercial banking services, including commercial, real estate, agricultural and consumer lending; depository and funds transfer services; collections; safe deposit boxes; cash management services; and other services tailored for both individuals and businesses.

The Premier Banks' residential mortgage lending activities consist primarily of loans for purchasing personal residences or loans for commercial or consumer purposes secured by residential mortgages.  The Premier Banks also originate residential mortgage loans that are sold in the secondary mortgage market.  The Premier Banks’ mortgage originators are salaried employees who do not receive a commission or other incentive compensation for the number or type of mortgages they originate.  Consumer lending activities consist of traditional forms of financing for automobile and personal loans including unsecured lines of credit. Commercial lending activities include loans to small businesses located primarily in the communities in which the Premier Banks are located and surrounding areas. Commercial loans are secured by business assets including real estate, equipment, inventory, and accounts receivable. Some commercial loans are unsecured.

The Premier Banks' range of deposit services includes checking accounts, NOW accounts, savings accounts, money market accounts, club accounts, individual retirement accounts, certificates of deposit and overdraft protection. Customers can access their accounts via traditional bank branch locations as well as Automated Teller Machines (ATMs) and the internet.  The Premier Banks also offer bill payment and telephone banking services.  Deposits of the Premier Banks are insured by the Bank Insurance Fund administered by the FDIC to the maximum amounts offered by the FDIC.

Competition

The Premier Banks encounter strong competition both in making loans and attracting deposits. The deregulation of the banking industry and the widespread enactment of state laws that permit multi-bank holding companies as well as the availability of nationwide interstate banking have created a highly competitive environment for financial services providers. In one or more aspects of its business, each Premier Bank competes with other commercial banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking companies and other financial intermediaries operating in its market and elsewhere, many of which have substantially greater financial and managerial resources. While the Premier Banks are smaller financial institutions, each of the Premier Banks' competitors include large bank holding companies having substantially greater resources and offering certain services that Premier Banks may not currently provide. Each Premier Bank seeks to minimize the competitive effect of larger financial institutions through a community banking approach that emphasizes direct customer access to the Premier Bank's president and other officers in an environment conducive to friendly, informed and courteous service.  Furthermore, via Premier’s credit administration department, the Premier Banks can also minimize the competitive effects of larger institutions by tailoring their lending criteria to the individual circumstances of the small-to-medium sized business owner.

Management believes that each Premier Bank is positioned to compete successfully in its respective primary market area, although no assurances as to ongoing competitiveness can be given. Competition among financial institutions is based upon interest rates offered on deposit accounts, service charges on deposit accounts for various services related to customer convenience, interest rates charged on loans and other credit, the quality and scope of the services rendered, the convenience of the banking facilities and, in the case of loans to commercial borrowers, relative lending limits. Management believes that the commitment of its Premier Banks to personal service, innovation and involvement in their respective communities and primary market areas, as well as their commitment to quality community banking service, are factors that contribute to their competitiveness.

Regulatory Matters

The following discussion sets forth certain elements of the regulatory framework applicable to bank holding companies and their subsidiaries and provides certain specific information relevant to Premier. This regulatory framework is intended primarily for the protection of depositors and the federal deposit insurance funds and not for the protection of the holders of securities, including shares of Premier common stock. To the extent that the following information describes statutory or regulatory provisions, it is qualified in its entirety by reference to those provisions. A change in the statutes, regulations or regulatory policies applicable to Premier or its subsidiaries may have a material effect on the business of Premier.

General - As a bank holding company, Premier is subject to regulation under the Bank Holding Company Act ("BHC Act"), and to inspection, examination and supervision by the Board of Governors of the Federal Reserve System ("Federal Reserve"). Under the BHC Act, bank holding companies generally may not acquire ownership or control of more than 5% of the voting shares or substantially all the assets of any company, including a bank, without the Federal Reserve's prior approval. Similarly, bank holding companies generally may not acquire ownership or control of a savings association without the prior approval of the Federal Reserve. Further, branching by the Premier Banks is subject to the jurisdiction, and requires the approval of each Premier Banks’ primary federal banking regulator and, if the Premier Bank is a state-chartered bank, the appropriate state banking regulator.

Under the BHC Act, the Federal Reserve has the authority to require a bank holding company to terminate any activity or relinquish control of the nonbank subsidiary (other than a nonbank subsidiary of a bank) upon the Federal Reserve's determination that such activity or control constitutes a risk to the financial soundness and stability of any bank subsidiary of the bank holding company. Premier and the Premier Banks are subject to the Federal Reserve Act, which limits borrowings by Premier and its nonbank subsidiaries from the Premier Banks and also limits various other transactions between Premier and its nonbank subsidiaries with the Premier Banks.

The two Premier Banks chartered in Kentucky are supervised, regulated and examined by the Kentucky Department of Financial Institutions, the Premier Bank chartered in Ohio is supervised, regulated and examined by the Ohio Division of Financial Institutions, and the three Premier Banks chartered in West Virginia are supervised, regulated and examined by the West Virginia Division of Banking. In addition, those Premier Banks that are members of the Federal Reserve System are supervised and regulated by the Federal Reserve, and those banks that are not members of the Federal Reserve System are supervised and regulated by the Federal Deposit Insurance Corporation ("FDIC"). Each banking regulator has the authority to issue cease-and-desist orders if it determines that the activities of a bank regularly represent an unsafe and unsound banking practice or a violation of law.

Both federal and state law extensively regulates various aspects of the banking business, such as reserve and capital requirements, truth-in-lending and truth-in-savings disclosure, equal credit opportunity, fair credit reporting, trading in securities and other aspects of banking operations. Premier, the Premier Banks and Premier's nonbank subsidiary are also affected by the fiscal and monetary policies of the federal government and the Federal Reserve and by various other governmental laws, regulations and requirements. Further, the earnings of Premier and Premier Banks are affected by general economic conditions and prevailing interest rates. Legislation and administrative actions affecting the banking industry are frequently considered by the United States Congress, state legislatures and various regulatory agencies. It is not possible to predict with certainty whether such legislation or administrative actions will be enacted or the extent to which the banking industry, in general, or Premier and the Premier Banks, in particular, would be affected.

Liability for Bank Subsidiaries - The Federal Reserve has a policy to the effect that a bank holding company is expected to act as a source of financial and managerial strength to each of its subsidiary banks and to maintain resources adequate to support each such subsidiary bank. This support may be required at times when Premier may not have the resources to provide it. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank would be assumed by the bankruptcy trustee and entitled to priority of payment.

Any depository institution insured by the FDIC may be held liable for any loss incurred, or reasonably expected to be incurred, by the FDIC in connection with (i) the default of a commonly controlled FDIC-insured depository institution, or (ii) any assistance provided by the FDIC to a commonly controlled FDIC-insured depository institution in danger of default. "Default" is defined generally as the appointment of a conservator or receiver and "in danger of default" is defined generally as the existence of certain conditions indicating that a "default" is likely to occur in the absence of regulatory assistance. In the event that such a default occurred with respect to a bank, any loans to the bank from its parent holding company will be subordinate in right of payment of the bank's depositors and certain of its other obligations.

Capital Requirements - Premier is subject to capital ratios, requirements and guidelines imposed by the Federal Reserve, which are substantially similar to the ratios, requirements and guidelines imposed by the Federal Reserve and the FDIC on the Premier Banks within their respective jurisdictions. These capital requirements establish higher capital standards for banks and bank holding companies that assume greater credit risks. For this purpose, a bank's or holding company's assets and certain specified off-balance sheet commitments are assigned to four risk categories, each weighted differently based on the level of credit risk that is ascribed to such assets or commitments. A bank's or holding company's capital is divided into two tiers: "Tier I" capital and "Tier II" capital. "Tier I" capital includes common shareholders' equity, non-cumulative perpetual preferred stock, and related surplus (excluding auction rate issues), minority interests in equity accounts of consolidated subsidiaries and Trust Preferred Securities (subject to certain limitations.) Goodwill, certain identifiable intangible assets and certain other assets are subtracted from these sources of capital to calculate Tier I capital. "Tier II" capital includes, among other items, perpetual preferred stock not meeting the Tier I definition, mandatory convertible securities, subordinated debt and allowances for loan and lease losses, subject to certain limitations, less certain required deductions.

Bank holding companies currently are required to maintain Tier I and total capital (the sum of Tier I and Tier II capital) equal to at least 4% and 8% of total risk-weighted assets, respectively. At December 31, 2008, Premier met both requirements, with Tier I and total capital equal to 14.0% and 15.3% of its total risk-weighted assets, respectively.

In addition to the risk-based capital guidelines, the Federal Reserve requires bank holding companies to maintain a minimum "leverage ratio" (Tier I capital to adjusted total assets) of 3%, if the holding company has the highest regulatory ratings for risk-based capital purposes. All other bank holding companies are required to maintain a leverage ratio of 3% plus at least 100 to 200 basis points. At December 31, 2008, Premier's leverage ratio was 8.7%.

The foregoing capital requirements are minimum requirements. The Federal Reserve may set capital requirements higher than the minimums described above for holding companies whose circumstances warrant it. For example, holding companies experiencing or anticipating significant growth may be expected to maintain capital ratios, including tangible capital positions, well above the minimum levels.

           Additionally, the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), among other things, identifies five capital categories for insured depository institutions (well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized) and requires the respective federal regulatory agencies to implement systems for "prompt corrective action" for insured depository institutions that do not meet minimum capital requirements within such categories. FDICIA imposes progressively more restrictive constraints on operations, management and capital distributions, depending on the category in which an institution is classified. Failure to meet the capital guidelines could also subject a banking institution to capital raising requirements.

An "undercapitalized" bank must develop a capital restoration plan and its parent holding company must guarantee the bank's compliance with the plan. The liability of the parent holding company under any such guarantee is limited to the lesser of 5% of the Bank's assets at the time it became "undercapitalized" or the amount needed to comply with the plan. Furthermore, in the event of the bankruptcy of the parent holding company, such guarantee would take priority over the parent's general unsecured creditors. In addition, FDICIA requires the various regulatory agencies to prescribe certain non-capital standards for safety and executive compensation and permits regulatory action against a financial institution that does not meet such standards.

Regulatory Agreements - As previously disclosed in earlier reports, Premier and some of the subsidiary Premier Banks have, in the past, been subject to regulatory agreements.  On January 29, 2003, Premier entered into a written agreement with the Federal Reserve Bank of Cleveland (FRB).  In, 2006, the FRB determined that Premier had fully satisfied all of the provisions of the written agreement and, accordingly, the FRB terminated the agreement effective April 18, 2006.

Before they were merged together into one entity, two of Premier's subsidiaries, Citizens Deposit Bank & Trust and the Bank of Germantown, entered into similar agreements with their respective primary regulators which, among other things, prohibited the payment of dividends without prior written approval and required significant changes in their credit administration policies. The banks fully complied with the terms of the agreements in 2004 and the agreements were accordingly rescinded by their regulators.

As a result of a 2003 investigation into the conduct of the former president of Farmers Deposit Bank by Premier and the FDIC, on December 24, 2003, Premier announced that Farmers Deposit Bank had reached an agreement with the FDIC and the Kentucky Department of Financial Institutions ("KDFI") [collectively referred to as "Supervisory Authorities"] to consent to the issuance of a cease & desist order ("Order") from its Supervisory Authorities.  The Order also outlined a number of steps to be taken by Farmers Deposit which were designed to remedy and/or prevent the reoccurrence of events that gave rise to the investigation during the latter half of 2003.  Having found that Farmers Deposit had fully complied with the Order, the Supervisory Authorities rescinded the Order on December 13, 2005.

Dividend Restrictions - Premier is dependent on dividends from its Premier Banks for its revenues. Various federal and state regulatory provisions limit the amount of dividends the Premier Banks can pay to Premier without regulatory approval. At December 31, 2008, approximately $2.4 million of the total shareholders' equity of the Premier Banks was available for payment of dividends to Premier without approval by the applicable regulatory authority.

In addition, federal bank regulatory authorities have authority to prohibit Premier's Premier Banks from engaging in an unsafe or unsound practice in conducting their business. The payment of dividends, depending upon the financial condition of the bank in question, could be deemed to constitute such an unsafe or unsound practice. The ability of the Premier Banks to pay dividends in the future is presently, and could be further, influenced by bank regulatory policies and capital guidelines as well as each Affiliate Bank's earnings and financial condition.  Additional information regarding dividend limitations can be found in Note 20 of the accompanying audited Consolidated Financial Statements.

Interstate Banking - Under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Riegle-Neal Act"), subject to certain concentration limits, (i) bank holding companies, such as Premier, are permitted to acquire banks and bank holding companies located in any state of the United States, subject to certain restrictions, and (ii) banks are permitted to acquire branch offices outside their home state by merging with out-of-state banks, purchasing branches in other states or establishing de novo branch offices in other states; provided that, in the case of any such purchase or opening of individual branches, the host state has adopted legislation "opting in" to the relevant provisions of the Riegle-Neal Act; and provided further, that, in the case of a merger with a bank located in another state, the host state has not adopted legislation "opting out" of the relevant provisions of the Riegle-Neal Act.

Gramm-Leach-Bliley Act - On November 12, 1999, the Gramm-Leach-Bliley Act (the "Act") was signed into law, eliminating many of the remaining barriers to full convergence of the banking, securities, and insurance industries. The major provisions of the Act took effect March 12, 2000.

The Act enables a broad-scale consolidation among banks, securities firms, and insurance companies by creating a new type of financial services company called a "financial holding company," a bank holding company with dramatically expanded powers. Financial holding companies can offer virtually any type of financial service, including banking, securities underwriting, insurance (both agency and underwriting), and merchant banking. In addition, the Act permits the Federal Reserve and the Treasury Department to authorize additional activities for financial holding companies, but only if they jointly determine that such activities are "financial in nature" or "complementary to financial activities." Premier does not presently qualify to elect financial holding company status.

The Federal Reserve serves as the primary "umbrella" regulator of financial holding companies, with jurisdiction over the parent company and more limited oversight over its subsidiaries. The primary regulator of each subsidiary of a financial holding company depends on the activities conducted by the subsidiary. A financial holding company need not obtain Federal Reserve approval prior to engaging, either de novo or through acquisitions, in financial activities previously determined to be permissible by the Federal Reserve. Instead, a financial holding company need only provide notice to the Federal Reserve within 30 days after commencing the new activity or consummating the acquisition.

Number of Employees

Premier and its subsidiaries collectively had approximately 270 full-time equivalent employees as of December 31, 2008.
Properties

Premier leases its principal executive offices located in Huntington, West Virginia. Premier also owns property located at 104 Jefferson Street, Brooksville, Kentucky, which serves as a branch for Citizen's Deposit Bank. Except as noted, each of the Premier Banks owns the real property and improvements on which their banking activities are conducted.

Citizens Deposit Bank & Trust, in addition to its main office at 400 Second Street in Vanceburg, Kentucky, has four branch offices in Lewis County, Kentucky, (including one leased facility), one leased branch office in Mason County, Kentucky, one branch located on Highway 10 in Germantown, Kentucky, and one branch located in Bracken County, Kentucky. Farmers Deposit Bank, in addition to its main office at 5230 South Main Street in Eminence, Kentucky, has one branches in Henry County, Kentucky and closed a second branch in Henry County effective January 31, 2008. Ohio River Bank, in addition to its main office at 221 Railroad Street in Ironton, Ohio, has two branches, one leased facility in Lawrence County, Ohio and one in Scioto County, Ohio. First Central Bank, in addition to its main office at 2 South Main Street in Philippi, West Virginia, has a branch located in Buckhannon, West Virginia and a leased branch office located in Upshur County, West Virginia. Boone County Bank, in addition to its main office at 300 State Street, Madison, West Virginia, has one leased branch located in Lincoln County, West Virginia and two other branches, one each located in Boone and Logan Counties, West Virginia.  Traders Bank, Inc., in addition to its main office at 601 Washington Street, Ravenswood, West Virginia, has two other branch locations in Jackson County, two branch locations in Roane County, and one location in Wood County, West Virginia.

Legal Proceedings

The Premier Banks are respectively parties to legal actions that are ordinary routine litigation incidental to a commercial banking business. In management's opinion, the outcome of these matters, individually or in the aggregate, will not have a material adverse impact on the results of operations or financial position of Premier.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS – FULL YEAR 2008.

Introduction

Premier is a multi-bank holding company headquartered in Huntington, West Virginia.  It operates six community bank subsidiaries ranging in size from $66 million to $170 million, each with a local community name and orientation. The banks operate in twenty-four communities within the states of West Virginia, Ohio and Kentucky and provide their customers with a full range of banking services. At the close of business on April 30, 2008, Premier completed its acquisitions of Traders Bankshares, Inc. (“Traders”), a $108 million single bank holding company headquartered in Spencer, West Virginia, and Citizens First Bank, Inc. (“Citizens First”), a $62 million bank headquartered in Ravenswood, West Virginia.  The results of operations of Citizens First and Traders are included in Premier’s consolidated statements of income beginning only from the acquisition date.   On October 25, 2008, Premier merged these two banks, named the resulting bank, Traders Bank, Inc. and moved its headquarters to Ravenswood, West Virginia.  As of December 31, 2007, Premier had approximately $724 million in total assets, $467 million in total loans, $589 million in total deposits and $18 million in customer repurchase agreements.

The accompanying Consolidated Financial Statements have been prepared by the management of Premier in conformity with accounting principles generally accepted in the United States of America. The audit committee of the Board of Directors engaged Crowe Horwath LLP (Crowe) as independent auditors to audit the Consolidated Financial Statements, and their report is included elsewhere herein. Financial information appearing throughout this annual report is consistent with that reported in the Consolidated Financial Statements. The following discussion is designed to assist readers of the Consolidated Financial Statements in understanding significant changes in Premier's financial condition and results of operations.

Management's objective of a fair presentation of financial information is achieved through a system of internal accounting controls. The financial control system of Premier is designed to provide reasonable assurance that assets are safeguarded from loss and that transactions are properly authorized and recorded in the financial records. As an integral part of that financial control system, the holding company employs a staff of internal auditors to perform internal audits of the financial records of each of the subsidiaries on a periodic basis.  The internal audit staff reports their findings and recommendations to Premier’s audit committee as well as the audit committees of the subsidiaries.  Also, on a regular periodic basis, the subsidiary banks are examined by Federal and State banking authorities for safety and soundness as well as compliance with applicable banking laws and regulations. The activities of both the internal and external audit functions are reviewed by the audit committee of the Board of Directors.

FORWARD-LOOKING STATEMENTS

Management's discussion and analysis contains forward-looking statements that are provided to assist in the understanding of anticipated future financial performance. However, such performance involves risks and uncertainties, and there are certain important factors that may cause actual results to differ materially from those anticipated.

These important factors include, but are not limited to, economic conditions (both generally and more specifically in the markets in which Premier operates), competition for Premier's customers from other providers of financial services, government legislation and regulation (which changes from time to time), changes in interest rates, Premier's ability to originate quality loans, collect delinquent loans and attract and retain deposits, the impact of Premier's growth or lack thereof, Premier's ability to control costs, and new accounting pronouncements, all of which are difficult to predict and many of which are beyond the control of Premier.  The words “may,” “could,” “should,” “would,” “will,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “project,” “predict,” “continue” and similar expressions are intended to identify forward-looking statements.

CRITICAL ACCOUNTING POLICIES

General

The financial condition and results of operations presented in the Consolidated Financial Statements, accompanying Notes to the Consolidated Financial Statements and management's discussion and analysis are, to a large degree, dependent upon Premier’s accounting policies. The selection and application of these accounting policies involve judgments, estimates, and uncertainties that are susceptible to change.

Presented below is a discussion of those accounting policies that management believes are the most important to the presentation and understanding of Premier’s financial condition and results of operations. These critical accounting policies require management's most difficult, subjective and complex judgments about matters that are inherently uncertain. In the event that different assumptions or conditions were to prevail, and depending upon the severity of such changes, the possibility of materially different financial condition or results of operations is a reasonable likelihood. See also Note 1 of the accompanying Consolidated Financial Statements presented elsewhere in this annual report.

Allowance for Loan Losses

Premier monitors and maintains an allowance for loan losses to absorb an estimate of probable incurred losses inherent in the loan portfolio. Premier maintains policies and procedures that address the systems of control over the following areas of maintenance of the allowance: the systematic methodology used to determine the appropriate level of the allowance to provide assurance that the allowance for loan losses is maintained in accordance with accounting principles generally accepted in the United States of America; the accounting policies for loan charge-offs and recoveries; the assessment and measurement of impairment in the loan portfolio; and the loan grading system.

Premier evaluates various loans individually for impairment as required by Statement of Financial Accounting Standards (“SFAS”) No. 114, Accounting by Creditors for Impairment of a Loan, and SFAS No. 118, Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures. Loans evaluated individually for impairment include non-performing loans, such as loans on non-accrual, loans past due 90 days or more, restructured loans and other loans selected by management including loans graded as substandard or doubtful by the internal credit review process. The evaluations are based upon discounted expected cash flows or collateral valuations. If the evaluation shows that a loan is individually impaired, then a specific reserve is established for the amount of impairment. If a loan evaluated individually is not impaired, then the loan is assessed for impairment under SFAS No. 5, Accounting for Contingencies (SFAS 5), with a group of loans that have similar characteristics.

For loans without individual measures of impairment, Premier makes estimates of losses for groups of loans as required by SFAS 5. Loans are grouped by similar characteristics, including the type of loan, the assigned loan grade and the general collateral type. A loss rate reflecting the expected loss inherent in a group of loans is derived based upon estimates of default rates for a given loan grade, the predominant collateral type for the group and the terms of the loan. The resulting estimate of losses for groups of loans is adjusted for relevant environmental factors and other conditions of the portfolio of loans, including: borrower and industry concentrations; levels and trends in delinquencies, charge-offs and recoveries; changes in underwriting standards and risk selection; level of experience, ability and depth of lending management; and national and local economic conditions.

The amount of estimated impairment for individually evaluated loans and groups of loans is added together for a total estimate of probable incurred loan losses. This estimate of losses is compared to the allowance for loan losses of Premier as of the evaluation date and, if the estimate of losses exceeds the allowance, an additional provision to the allowance would be made. If the estimate of losses is less than the allowance, the degree to which the allowance exceeds the estimate is evaluated to determine whether the allowance falls outside a range of estimates. If the estimate of losses were below the range of reasonable estimates, the allowance would be reduced by way of a credit to the provision for loan losses. Premier recognizes the inherent imprecision in estimates of losses due to various uncertainties and variability related to the factors used, and therefore a reasonable range around the estimate of losses is derived and used to ascertain whether the allowance is too high. If different assumptions or conditions were to prevail and it is determined that the allowance is not adequate to absorb the new estimate of probable incurred losses, an additional provision for loan losses would be made, which amount may be material to the Consolidated Financial Statements.

Business Acquisitions and Impairment of Goodwill

For acquisitions, Premier is required to record the assets acquired, including identified intangible assets, and the liabilities assumed at their fair value. These often involve estimates based on third-party valuations, such as appraisals, or internal valuations based on discounted cash flow analyses or other valuation techniques that may include estimates of attrition, inflation, asset growth rates or other relevant factors. In addition, the determination of the useful lives over which an intangible asset will be amortized is subjective.

Under SFAS No. 142 Goodwill and Other Intangible Assets, goodwill is evaluated at least annually to determine if the amount recorded on Premier's balance sheet is impaired. If goodwill is determined to be impaired, the recorded amount would be reduced to estimated fair value by a charge to expense in the period in which impairment is determined. Impairment is evaluated in the aggregate for all of Premier's banking operations. Operating characteristics of the aggregate banking operations are derived and compared to a database of peer group banks that have been sold. Pricing valuation factors that are considered in estimating the fair value of Premier's aggregate banking operations include price-to-total assets, price-to-total book value, price-to-deposits and price-to-earnings. Unusual events that have impacted the operating characteristics of Premier's aggregate banking operations are considered to assess the likelihood of recurrence and adjustments to historical performance may be made. Changes in assumptions regarding the likelihood of unusual historical events recurring or the use of different pricing valuation factors could have a material impact on management's impairment analysis.

SUMMARY FINANCIAL RESULTS

Premier had net income of $7.536 million in 2008 compared to $7.119 million of net income reported for the year 2007.  Net income increased in 2008 as a result of higher interest income and non-interest income as well as lower interest expense all of which was partially offset by higher non-interest expense.  The increases in each of these categories was primarily the result of the increase in operations from the acquisitions of Citizens First Bank (“Citizens First) and Traders Bankshares, Inc. (“Traders”), both of which occurred at the close of business on April 30, 2008.  The operating results of Citizens First and Traders are included in the Consolidated Financial Statements of Premier only from the date of acquisition.  Net income in 2006 was $6.501 million.  The increase in 2007 over 2006 was the result of an increase in interest income due to a greater average volume of loans outstanding; a greater volume of average federal funds sold outstanding; higher yields on all earning assets; an increase in secondary market mortgage income; and a reduction in the operating costs of Premier.  Net income in 2006 was the result of an increase in interest income due to a greater volume of loans outstanding; higher yields on all earning assets; a negative provision for loan losses; and a reduction in the net operating costs of Premier.  Basic earnings per share were $1.25 in 2008 compared to $1.36 in 2007 and to $1.24 in 2006.  The decrease in earnings per share in 2008 resulted from the increase in the average shares outstanding related to the common stock issued as part of the merger consideration of Citizens First and Traders as more fully described in Note 23 to the Consolidated Financial Statements.

The following table comparatively illustrates the components of ROA and ROE over the previous five years. Return on average assets (ROA) measures how effectively Premier utilizes its assets to produce net income.  It also facilitates the analysis of earnings performance of different sized organizations.  In 2008, Premier increased the size its balance sheet from $549.3 million in total assets at the end of 2007 to $724.5 million at the end of 2008, largely due to the acquisitions of Traders and Citizens First.  The increase in asset size will generally result in higher dollars of income earned and expenses incurred.  A detailed review of the components of ROA will help analyze Premier’s performance without regard to changes in its size.

Premier’s net income in 2008 resulting in an ROA of 1.12%, a decrease from the 1.31% ROA in 2007 and the 1.21% ROA in 2006.  As shown in the table, fully taxable equivalent net interest income (as a percent of average earning assets) reached its highest level in five years in 2007 at 4.42%.  In 2008, this percentage decreased to 4.21% as the increase in average earning assets from Traders and Citizens First did not result in a similar percentage increase in net interest income.  In 2004, net credit income was 3.41% of average earning assets and continued to increase in both 2005 and again in 2006.  In 2005, minimal provisions for loan losses were recorded and thus there was little reduction from the increase in net interest income.  In 2006, negative provisions for loan losses were recorded which served to help increase net credit income to 4.55%.  This increase in net credit income (as a percent of average earning assets) was complemented by an increase in non-interest income (as a percent of average earning assets) and a reduction in non-interest expenses (as a percent of average earning assets) when compared to the previous two years. In 2007, while net interest income continued to increase, net credit income was lower than 2006 as a result of minimal negative provisions for loan losses recorded in 2007.  However, in 2007, non-interest income (as a percent of average earning assets) reached its highest level in the past five years while non-interest expense (as a percent of average earning assets) continued to decline.

In 2008, minimal provisions for loan losses reduced an already lower net interest income (as a percent of average earning assets), resulting in net credit income of 4.19% of average earning assets.  In 2008, non-interest income (as a percent of average earning assets) declined somewhat, returning to the level achieved in 2006.  However, non-interest income (as a percent of average earning assets) continued to decline in 2008 resulting in the lowest ratio over the past five years. As illustrated in the table, the overall result was to decrease Premier's 2008 return on average earning assets to 1.21% and decrease its return on average total assets (ROA) to 1.12%.

ANALYSIS of RETURN ON ASSETS and EQUITY
From continuing operations

	2008		2007		2006		2005		2004
As a percent of average earning assets
Fully taxable-equivalent net interest income	4.21%		4.42%		4.32%		4.00%		3.61%
Provision for loan losses	(0.02)		0.02		0.23		(0.00)		(0.20)
Net credit income	4.19		4.44		4.55		4.00		3.41
Gains on the sales of assets & subsidiaries	0.01		0.00		0.00		0.00		0.02
Non-interest income	0.84		0.91		0.84		0.78		0.69
Non-interest expense	(3.20)		(3.23)		(3.40)		(3.46)		(3.52)
Tax equivalent adjustment	(0.03)		(0.04)		(0.03)		(0.03)		(0.03)
Applicable income taxes	(0.60)		(0.68)		(0.66)		(0.41)		(0.18)
Return on average earning assets	1.21		1.40		1.30		0.88		0.39
Multiplied by average earning assets to average total assets	92.48		93.34		93.07		92.84		92.39
Return on average assets	1.12%		1.31%		1.21%		0.82%		0.36%
Multiplied by average assets to average equity	8.37	X	8.52	X	9.31	X	10.23	X	11.33	X
Return on average equity	9.38%		11.13%		11.31%		8.42%		4.06%

The net overhead ratio (non-interest expense less non-interest income as a percent of average earning assets) increased slightly in 2008 to 2.36%.  This ratio compares to 2.32% in 2007, the lowest ratio reported in the last five years, 2.56% in 2006, 2.68% in 2005, and 2.83% in 2004.  The increase in 2008 net overhead was largely the result of a lower ratio of non-interest income to average earning assets due to lower secondary market mortgage commissions overall and the 0.66% non-interest income ratio of the acquired banks.  The decrease in 2007 net overhead was the result of increases in Premier’s non-interest income related to electronic banking income and secondary market mortgage commissions, plus decreases in non-interest expenses related to staff costs and the accelerated amortization of trust preferred issuance costs recorded in 2006 but not 2007.

Return on average equity (ROE), another measure of earnings performance, indicates the amount of net income earned in relation to the total equity invested. Premier's 2008 ROE was 9.38% compared to 11.13% in 2007 and 11.31% realized in 2006.  ROE decreased in 2008 due to an increase in average equity as a result of the common stock issued to acquire Traders and Citizens First.  ROE decreased slightly in 2007 as average equity increased at a faster pace than average assets resulting in a decrease in the multiplier of average assets to average equity.

A breakdown of Premier's financial results by quarter for the years ended December 31, 2008 and 2007 is summarized below.

QUARTERLY FINANCIAL INFORMATION
(Dollars in thousands, except per share amounts)
	First	Second	Third	Fourth	Full Year
2008
Interest income	$8,427	$9,433	$10,276	$9,708	$37,844
Interest expense	2,833	2,984	3,099	2,893	11,809
Net interest income	5,594	6,449	7,177	6,815	26,035
Provision for loan losses	(135)	91	85	106	147
Securities gains	0	93	0	0	93
Net overhead	3,056	3,545	4,197	3,898	14,696
Income before income taxes	2,673	2,906	2,895	2,811	11,285
Net income	1,774	1,930	1,930	1,902	7,536
Basic net income per share	0.34	0.32	0.30	0.30	1.25
Diluted net income per share	0.34	0.32	0.30	0.30	1.25
Dividends paid per share	0.10	0.11	0.11	0.11	0.43

2007
Interest income	$8,612	$8,712	$8,738	$8,690	$34,752
Interest expense	3,101	3,161	3,148	3,046	12,456
Net interest income	5,511	5,551	5,590	5,644	22,296
Provision for loan losses	36	(164)	25	25	(78)
Net overhead	2,902	3,022	2,847	3,014	11,785
Income before income taxes	2,573	2,693	2,718	2,605	10,589
Net income	1,786	1,790	1,807	1,736	7,119
Basic net income per share	0.34	0.34	0.35	0.33	1.36
Diluted net income per share	0.34	0.34	0.34	0.33	1.35
Dividends paid per share	0.10	0.10	0.10	0.10	0.40

BALANCE SHEET ANALYSIS

Summary

A financial institution's primary sources of revenue are generated by its earning assets, while its major expenses are produced by the funding of these assets with interest bearing liabilities. Effective management of these sources and uses of funds is essential in attaining a financial institution's optimal profitability while maintaining a minimum amount of interest rate risk and credit risk. Information on rate-related sources and uses of funds for each of the three years in the period ended December 31, 2008, is provided in the table below.

AVERAGE CONSOLIDATED BALANCE SHEETS AND NET INTEREST INCOME ANALYSIS
(Dollars in thousands)
	2008			2007			2006
	Average Balance	Interest	Yield/ Rate (2)	Average Balance	Interest	Yield/ Rate (2)	Average Balance	Interest	Yield/ Rate (2)
Assets:
Interest earning assets
U.S. Treasury and federal agency securities	$102,758	$4,457	4.34%	$82,177	$3,496	4.25%	$95,705	$3,398	3.55%
States and municipal obligations (1)	6,098	320	5.25	4,067	241	5.93	2,342	138	5.89
Mortgage backed securities	53,069	2,517	4.74	37,017	1,799	4.86	33,953	1,564	4.61
Other securities	3,723	180	4.83	3,307	212	6.41	3,179	182	5.73
Total investment securities	165,648	7,474	4.51	126,568	5,748	4.54	135,179	5,282	3.91
Federal funds sold	37,885	748	1.97	36,088	1,829	5.07	24,365	1,215	4.99
Interest-bearing deposits with banks	1,614	39	2.42	1,273	56	4.40	486	24	4.94
Loans, net of unearned income (3)(4)
Commercial	207,939	14,044	6.75	169,217	13,591	8.03	161,898	12,424	7.67
Real estate mortgage	155,324	11,074	7.13	129,072	9,474	7.34	129,944	9,271	7.13
Installment	53,802	4,626	8.60	46,399	4,244	9.15	46,494	4,334	9.32
Total loans	417,065	29,744	7.13	344,688	27,309	7.92	338,336	26,029	7.69
Total interest earning assets	622,212	38,005	6.11	508,617	34,942	6.87	498,366	32,550	6.53
Allowance for loan losses	(8,020)			(6,615)			(7,465)
Cash and due from banks	17,025			13,853			13,824
Premises and equipment	9,759			6,378			7,055
Other assets	31,802			22,653			23,688
Total assets	$672,778			$544,886			$535,468

Liabilities and Equity:
Interest bearing liabilities
NOW and money market	$136,878	1,136	0.83%	$119,849	1,780	1.49%	$129,080	1,766	1.37%
Savings deposits	66,978	381	0.57	53,000	384	0.72	52,295	321	0.61
Certificates of deposit and other time deposits	254,802	9,159	3.59	202,183	8,855	4.38	188,044	6,896	3.67
Total interest bearing deposits	458,658	10,676	2.33	375,032	11,019	2.94	369,419	8,983	2.43
Short-term borrowings	17,325	251	1.45	13,200	321	2.43	9,591	234	2.44
Other borrowings	12,658	590	4.66	10,047	769	7.65	7,765	574	7.39
FHLB advances	4,723	292	6.18	5,363	347	6.47	7,815	453	5.80
Debentures	-	-	-	-	-	-	7,887	760	9.64
Total interest-bearing liabilities	493,364	11,809	2.39%	403,642	12,456	3.09%	402,477	11,004	2.73%
Non-interest bearing deposits	94,155			74,522			72,781
Other liabilities	4,903			2,743			2,721
Shareholders’ equity	80,356			63,979			57,489
Total liabilities and equity	$672,778			$544,886			$535,468

Net interest earnings (1)		$26,196			$22,486			$21,546
Net interest spread (1)			3.72%			3.78%			3.80%
Net interest margin (1)			4.21%			4.42%			4.32%

(1) Taxable – equivalent yields are calculated assuming a 34% federal income tax rate
(2) Yields are calculated on historical cost except for yields on marketable equity securities that are calculated used fair value
(3) Includes loan fees, immaterial in amount, in both interest income and the calculation of yield on loans
(4) Includes loans on non-accrual status

In 2008, average earning assets increased by 22.3% or $113.6 million from 2007, following a 2.1% or $10.3 million increase in 2007 from 2006.  Average interest bearing liabilities, the primary source of funds supporting the earning assets, increased by 22.2% or $89.7 million in 2008 from 2007, which follows a 0.3% or $1.2 million increase in 2007 over 2006.  The 2008 increase in average earning assets was primarily the result of adding Traders and Citizens First to the organization at the end of April, 2008.  The acquisition of these two banks added $102.3 million in average earnings assets at $80.6 in average interest bearing liabilities in 2008.  Excluding the acquisitions of Traders and Citizens First, the remaining $11.3 million increase in average earning assets in 2008 was primarily the result of a $7.5 million increase in average total loans and an $11.1 million increase in average total investment securities outstanding.  These increases more than offset the $6.9 million decrease in average federal funds sold, as surplus liquid funds were used to fund loans and invest in higher yielding investment securities.  Excluding the acquisitions of Traders and Citizens First, average interest bearing liabilities increased by $9.1 million or 2.3% in 2008 from 2007.  This increase in average interest bearing liabilities in 2008 was the result of a $3.0 million increase in average interest bearing deposits, a $4.1 million increase in average short-term borrowings, primarily customer repurchase agreements, and a $2.0 million increase in other long-term borrowings and Federal Home Loan Bank (FHLB) advances.  Furthermore, the increase in average interest bearing deposits was complemented by a $19.6 or 26.3% increase in average non-interest bearing deposits, $17.3 million from the acquisitions of Traders and Citizens First and $2.3 million from internal growth.

In 2007, average earning assets increased by 2.1% or $10.3 million from 2006, following a 0.3% or $1.8 million decline in 2006 from 2005.  Average interest bearing liabilities, the primary source of funds supporting the earning assets, increased by only 0.3% or $1.2 million in 2007 from 2006, which follows a 3.1% or $12.8 million decline in 2006 from 2005.  The 2007 increase in average earnings assets was primarily the result of a $6.4 million increase in average total loans and an $11.7 million increase in average federal funds sold outstanding.  These increases more than offset the $8.6 million decline in average total investment securities, as investment funds were used to fund loans and surplus investable proceeds were held in shorter-term but higher yielding federal funds sold during the early part of 2007.  The slight increase in 2007 average interest bearing liabilities was the result of a $5.6 million increase in average interest bearing deposits and a $3.6 million increase in average short-term borrowings, primarily customer repurchase agreements, nearly completely offset by an $8.1 million decrease in average high cost debt and Federal Home Loan Bank (FHLB) advances.  Furthermore, the increase in average interest bearing deposits was complemented by a $1.7 million increase in average non-interest bearing deposits.  Additional information on each of the components of earning assets and interest bearing liabilities is contained in the following sections of this report.

 Loan Portfolio

Premier's loan portfolio is its largest and highest yielding component of average earning assets, totaling 67.0% of average earning assets during 2008.  Average loans increased in 2008 by $72.4 million or 21.0% over 2007 following a $6.4 million or 1.9% increase in 2007 over 2006.  The 2008 increase is largely attributable to the acquisitions of Traders and Citizens First, which added $64.9 million in average total loans during the year.  Excluding the acquisitions, average total loans increased by $7.5 million or 2.2% in 2008 from 2007.  This increase is the result of growth in Premier’s Ohio and West Virginia loan markets.  In 2008, Premier realized a $1.9 million or 3.7% increase in average outstanding loans in its Ohio markets, and a $5.8 million or 3.5% increase in its West Virginia market (excluding Traders and Citizens First).  These increases more than offset the slight $212,000 or 0.2% decrease in average total loans in Premier’s Kentucky markets.  The 2008 increases follow a $2.6 million or 5.3% increase in average outstanding loans in its Ohio markets, a $1.9 million or 1.5% increase in its Kentucky markets and a $1.9 million or 1.1% increase in its West Virginia markets in 2007.

Total loans at December 31, 2008 increased by $120.5 million or 34.8% from the total at December 31, 2007.  This increase follows a $2.8 million or 0.8% increase in 2007 from total loans at December 31, 2006.  The significant increase in 2008 is primarily due to the $102.8 million of period end loans from the acquisitions of Traders and Citizens First.  The remaining $17.8 million or 5.1% increase in 2008 was the result of significant increase in loan demand in Premier’s markets.  The modest increase in 2007 is primarily the result of sluggish loan demand coupled with a higher level of loan payoffs.

Loans secured by real estate, which in total constituted approximately 74% of Premier's loan portfolio at December 31, 2007, consist of a diverse portfolio of predominantly single family residential loans and loans for commercial purposes where real estate is part of the collateral, not the primary source of repayment. Residential real estate mortgage loans generally do not exceed 80% of the value of the real property securing the loan at the time of origination. The residential real estate mortgage loan portfolio primarily consists of adjustable rate residential mortgage loans. The origination of these mortgage loans can be more difficult in a low interest rate environment where there is a significant demand for fixed rate mortgages. Premier also originates mortgage loans to be sold in the secondary market and recognizes non-interest income upon the sale of those mortgages in the form of commissions and servicing release fees.  Premier has not engaged in the solicitation of so-called “sub-prime” or “interest only” mortgages.  Premier uses an experienced staff underwriter to ensure the completeness of the borrowers’ loan application and documentation and to ensure that the loans meet the standards required by prospective loan purchasers.  Additional information regarding the volume of mortgage loans originated and sold is contained in Premier’s consolidated statements of cash flows presented elsewhere in this annual report.

           Commercial loans are generally made to small-to-medium size businesses located within a defined market area and typically are secured by business assets and guarantees of the principal owners. Additional risks of loss are associated with commercial lending, such as the potential for adverse changes in economic conditions or the borrowers' ability to successfully execute their business plan. Consumer loans generally are made to individuals living in Premier's defined market area who are known to the local bank's staff.  Consumer loans are generally made for terms of up to seven years on a secured or unsecured basis; however longer terms may be approved in certain circumstances and for revolving credit lines. While consumer loans generally provide Premier with increased interest income, consumer loans may involve a greater risk of default.

The following table presents a five year comparison of loans by type. With the exception of those categories included in the comparison, there are no loan concentrations which exceed 10% of total loans. Additionally, Premier's loan portfolio contains no loans to foreign borrowers nor does it have a material volume of highly leveraged transaction lending.

LOAN SUMMARY
(Dollars in thousands)
	As of December 31,
	2008		2007		2006		2005		2004
Summary of Loans by Type
Commercial, secured by real estate	$133,742	28.7%	$100,278	28.9%	$101,786	29.6%	$85,989	26.2%	$101,567	31.3%
Commercial, other	61,655	13.2	40,438	11.7	43,981	12.8	49,362	15.0	40,923	12.6
Real estate construction	26,182	5.6	24,035	6.9	11,303	3.3	11,070	3.4	5,906	1.8
Real estate mortgage	185,536	39.7	133,776	38.6	138,795	40.4	134,570	40.9	128,243	39.5
Agricultural	2,446	0.5	1,845	0.5	1,930	0.5	1,670	0.5	2,380	0.7
Consumer	51,793	11.1	41,893	12.1	42,188	12.3	42,096	12.8	44,470	13.7
Other	5,757	1.2	4,305	1.3	3,814	1.1	3,960	1.2	1,438	0.4
Total loans	$467,111	100.0%	$346,570	100.0%	$343,797	100.0%	$328,717	100.0%	$324,927	100.0%

Non-performing Assets
Non-accrual loans	$6,943		$3,157		$4,698		$3,751		$6,847
Accruing loans which are contractually past due 90 days or more	625		987		992		853		739
Restructured loans	1,203		1,489		1,268		1,540		238
Total non-performing and restructured loans	8,771		5,633		6,958		6,144		7,824
Other real estate acquired through foreclosures	1,056		174		495		2,049		2,247
Total non-performing and restructured loans and other real estate	$9,827		$5,807		$7,453		$8,193		$10,071

Non-performing and restructured loans as a % of total loans	1.88%		1.63%		2.02%		1.87%		2.41%
Non-performing and restructured loans and other real estate as a % of total assets	1.36%		1.06%		1.39%		1.55%		1.87%

Allocation of Allowance for Loan Losses
Commercial, other	$1,197	14.9%	$689	13.5%	$839	14.4%	$1,071	16.7%	$1,734	13.7%
Real estate, construction	283	5.6	237	6.9	117	3.3	134	3.4	83	1.8
Real estate, other	4,564	68.4	3,092	67.5	3,395	70.0	3,810	67.1	4,276	70.8
Consumer installment	345	11.1	259	12.1	521	12.3	772	12.8	1,255	13.7
Unallocated	2,155		2,220		1,789		2,105		2,036
Total	$8,544	100.0%	$6,497	100.0%	$6,661	100.0%	$7,892	100.0%	$9,384	100.0%

In addition to the loans presented in the loan summary table, Premier also offers certain off-balance sheet products such as letters of credit, revolving credit agreements, and other loan commitments. These products are offered under the same credit standards as the loan portfolio and are included in the risk-based capital ratios used by the Federal Reserve to evaluate capital adequacy. Additional information on off-balance sheet commitments is contained in Note 18 to the Consolidated Financial Statements.

Total non-performing assets, which consist of past-due loans on which interest is not being accrued ("non accrual loans"), foreclosed properties in the process of liquidation ("OREO"), loans with restructured terms to enable a delinquent borrower to repay and accruing loans past due 90 days or more, were $9.8 million or 1.36% of total assets at year-end 2008.  These amounts compare to $5.8 million of total non-performing assets or 1.06% of total assets at year-end 2007, the lowest levels over the past five years.

The increase from end of 2007 is largely due to the $4.2 million of non-performing assets at December 31, 2008 at the acquired Traders Bank.  In addition to the non-accrual loans at Traders Bank, in 2008 a $0.7 million increase in non-accrual loans was largely offset by decreases in loans past due 90 days or more and restructured loans.  While the ratio of non-performing assets to total assets at the end of 2008 was higher than the end of 2007, it was still lower than any of the previous three years presented in the table above.  The decrease in total non-performing assets in 2007 was largely due a $1.5 million decrease in non-accrual loans and a continued decrease in OREO property.  These decreases offset the increase in restructured loans, while loans past due 90 days or more and still accruing remained virtually unchanged.  The decrease in 2006 was largely due to the $1.6 million reduction in OREO property, which was partially offset by an increase in non-accrual loans.  As the collection or rehabilitation of previously delinquent loans and charge-offs of loans determined to be uncollectible continued in 2006, these efforts were offset by other loans newly placed on non-accrual status.  In 2007, the level of non-accrual loans declined primarily as a result of loan payoffs as well as partial or complete loan charge-offs.  Management believes the estimated potential losses related to delinquent loans to be adequately provided for in the allowance for loan losses.  These non-performing assets were included in the analyses that supported the recording of provisions for loan loss during the second, third and fourth quarters of 2008.  As management's efforts to collect the non-performing assets at Traders Bank continue, matured loans are only renewed using Premier's strengthened credit policies. Otherwise, loans may be placed on non-accrual status and foreclosure proceedings begun to obtain and liquidate any collateral securing the past due or matured loans. As previously demonstrated by Premier’s history, management is committed to continuing to reduce its level of non-performing assets and maintaining strong underwriting standards to help maintain a lower level of non-performing assets in the future. This effort is revealed in the decline in non-performing assets from the end of 2004 to the end of 2007, primarily related to the sale of OREO properties and the decline in non-accrual loans and loans 90+ days past due. Premier's efforts at its other affiliate banks in 2003 and 2004 were masked by the high level of non-performing assets at Farmers Deposit Bank, which alone totaled $12.5 million at December 31, 2003. At December 31, 2004, the non-performing assets at Farmers Deposit Bank had declined to $6.8 million, leaving $3.3 million of total non-performing assets at the other Premier Banks combined.  By December 31, 2008, total non-performing assets at Farmers Deposit Bank had declined to $1.1 million.

The Loan Summary table presents five years of comparative non-performing asset information. Other than these loans and the impaired loans discussed in Note 4 to the Consolidated Financial Statements, Premier does not have a significant volume of loans where management has serious doubts about the borrowers’ ability to comply with the present repayment terms of the loan.

It is Premier's policy to place loans that are past due over 90 days on non-accrual status, unless the loans are adequately secured and in the process of collection. Premier had no commitments to provide additional funds on non-accrual loans at December 31, 2008. For real estate loans, upon repossession, the balance of the loan is transferred to "Other Real Estate Owned" (OREO) and carried at the lower of the outstanding loan balance or the fair value of the property based on current appraisals and other current market trends, less estimated disposal costs. If a writedown of the OREO property is necessary at the time of foreclosure, the amount is charged against the allowance for loan losses. A periodic review of the recorded property value is performed in conjunction with normal loan reviews, and if market conditions indicate that the recorded value exceeds the fair market value less estimated disposal costs, additional writedowns of the property value are charged directly to operations.

During 2008 Premier recorded $20,000 of writedowns and losses on the disposition of OREO properties, net of gains, while in 2007 Premier recognized a $20,000 net profit on the disposition of OREO properties, net of writedowns.  During 2006 Premier realized $105,000 net profit on the disposition of OREO properties.  Although loans may be classified as non-performing, some continue to pay interest irregularly or at less than originally contracted terms. During 2008, approximately $56,000 of interest was recognized on non-accrual and restructured loans, while approximately $324,000 would have been recognized in accordance with their original terms.

The allowance for loan losses is maintained to absorb probable incurred losses associated with lending activities. Actual losses are charged against the allowance ("charge-offs") while collections on loans previously charged off ("recoveries") are added back to the allowance. Since actual losses within a given loan portfolio are difficult to predict, management uses a significant amount of estimation and judgment to determine the adequacy of the allowance for loan losses. Factors considered in determining the adequacy of the allowance include an individual assessment of risk on certain loans and total creditor relationships, historical charge-off experience, the type of loan, levels of non-performing and past due loans, and an evaluation of current economic conditions. Loans are evaluated for credit risk and assigned a risk grade. Premier's risk grading criteria are based upon Federal Reserve guidelines and definitions. In evaluating the adequacy of the allowance for loan losses, loans that are assigned passing grades are grouped together and multiplied by historical charge-off percentages to determine an estimated amount of potential losses and a corresponding amount of allowance. Loans that are assigned marginally passing grades are grouped together and allocated slightly higher percentages to determine the estimated amount of potential losses due to the identification of increased risk(s). Loans that are assigned a grade of "substandard" or "doubtful" are usually determined to be impaired.

A loan is categorized and reported as impaired when it is probable that the borrower will be unable to pay all of the principal and interest amounts according to the contractual terms of the loan agreement. In determining whether a loan is impaired, management considers such factors as past payment history, recent economic events, current and projected financial conditions and other relevant information that is available at the time. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage, consumer, and credit card loans, and on an individual basis for other loans. If a loan is deemed to be impaired, an evaluation of the amount of estimated loss is performed assessing the present value of estimated future cashflows using the loan's existing rate or assessing the fair and realizable value of the loan collateral if repayment is expected solely from the collateral. The estimation of loss is assigned to the impaired loan and is used in determining the adequacy of the allowance for loan losses. For impaired loans, this estimation of loss is reevaluated quarterly and, if necessary, adjusted based upon the current known facts and circumstances related to the loan and the borrower. Additional information on Premier's impaired loans is contained in Note 4 to the Consolidated Financial Statements. The sum of the calculations and estimations of the risk of loss in a given loan portfolio is compared to the recorded balance of the allowance for loan losses. If the total allowance is deemed to be inadequate a charge to earnings is recorded to increase the allowance. In 2008, Premier recorded $147,000 of additional provisions for loan losses.  Conversely, should an evaluation of the allowance result in a lower estimate of the risk of loss in the loan portfolio and the allowance is deemed to be more than adequate, a reversal of previous charges to earnings ("a negative provision") may be warranted in the current period. Events that may lead to negative provisions include greater than anticipated recoveries, a reduction in the historical loss ratios, securing more collateral on an impaired loan during the collection process, or receiving payment in full on an impaired loan.  All of these events occurred in varying degrees during 2007 and 2006 and resulted in $78,000 of negative provisions during 2007 and $1,161,000 of negative provisions during 2006.

At December 31, 2008, the allowance for loan losses was $8.5 million, or 1.83% of total year-end loans.  While the total allowance increased by $2.0 million from the $6.5 million allowance at the end of 2007, the ratio to total loans decreased slightly from the 1.87% of total year-end loans at December 31, 2007.  The increase in the allowance in 2008 is largely due to the $2.3 million allowance for loan losses acquired via the purchase of Traders and Citizens First Banks.  The slight decrease in the ratio to total year-end loans is largely the result of lower estimates of required allocations of the allowance to impaired loans due to a combination of collections of previously impaired loans and improved loan to collateral values on existing impaired loans.  The allowance for loan losses was also reduced by the $400,000 of net charge-offs in 2008 which was only partially offset by the $147,000 of additional provisions for loan losses during the year.  The decrease in the allowance in 2007 compared to 2006 was primarily the result of the $78,000 of negative provisions for loan losses coupled with $86,000 of net charge-offs recorded during the year.  The decrease in the allowance in 2006 was primarily the result of the $1.2 million of negative provisions for loan losses recorded during the year, as charge-offs in 2006 were nearly offset by recoveries.  In management's opinion, the allowance for loan losses is adequate to absorb the current estimated risk of loss in the existing loan portfolio. The summary of the allowance for loan losses allocated by loan type is presented in the Loan Summary Table above.

The following table provides a detailed history of the allowance for loan losses, illustrating charge-offs and recoveries by loan type, and the annual provision for loan losses over the past five years. In 2008, due to the deterioration in the national economy and its impact on the local economy in its markets, Premier experienced increases in past due loans and non-performing assets.  As such, management’s estimate of the current estimated risk of loss in the existing loan portfolio began to increase in the second quarter of 2008 and provisions for loan losses were charged to earnings in the second, third and fourth quarters which more than offset a negative provision for losses in the first quarter.  In 2007, a negative provision was recorded during the second quarter which exceeded the quarterly provisions recorded during the other three quarters of the year.  In 2006, negative provisions were recorded in each of the four quarters of the year.  The negative provisions were recorded primarily as result of realized collections of previously impaired loans whereby estimated losses were not realized as previously estimated and assigned to the loan.  In addition, Premier has been successful in recovering some of its previously charged-off loans.  These positive events as well as the ongoing reduction in Premier’s historical loss ratios resulted in a lower estimate of the risk of loss in the loan portfolio and, thus, negative provisions were warranted.  The negative provisions for loan losses totaled $78,000 in 2007 and $1,161,000 in 2006.  Future provisions to the allowance for loan losses, positive or negative, will depend on future improvement or deterioration in estimated credit risk in the loan portfolio as well as whether additional payments are received on loans having significant credit risk.  Premier continually evaluates the adequacy of its allowance for loan losses, and changes in the provision are based on the estimated probable incurred losses in the loan portfolio.

SUMMARY OF LOAN LOSS EXPERIENCE
(Dollars in thousands)
	For the Year Ended December 31
	2008		2007		2006		2005		2004
Allowance for loan losses, beginning of period	$6,497		$6,661		$7,892		$9,384		$14,300
Amounts charged off:
Commercial, financial and agricultural loans	547		83		154		736		1,520
Real estate construction loans	0		0		0		0		5
Real estate loans – other	369		239		863		549		2,413
Consumer installment loans	316		436		393		930		3,054
Total charge-offs	1,232		758		1,410		2,215		6,992

Recoveries on amounts previously charged-off:
Commercial, financial and agricultural loans	113		66		266		91		264
Real estate construction loans	33		14		8		1		1
Real estate loans – other	459		302		340		84		87
Consumer installment loans	227		290		726		543		698
Total recoveries	832		672		1,340		719		1,050

Net charge-offs	400		86		70		1,496		5,942
Balance of acquired subsidiaries	2,300		0		0		0		0
Provision for loan losses	147		(78)		(1,161)		4		1,026

Allowance for loan losses, end of period	$8,544		$6,497		$6,661		$7,892		$9,384

Average total loans	$417,065		$344,688		$338,336		$326,615		$325,610
Total loans at year-end	467,111		346,570		343,797		328,717		324,927

As a percent of average loans
Net charge-offs	0.10%		0.02%		0.02%		0.46%		1.82%
Provision for loan losses	0.04%		(0.02)%		(0.34)%		0.00%		0.32%
Allowance for loan losses	2.05%		1.88%		1.97%		2.42%		2.88%

As a percent of total loans at year-end
Allowance for loan losses	1.83%		1.87%		1.94%		2.40%		2.89%

As a multiple of net charge-offs
Allowance for loan losses	21.36	X	75.55	X	95.16	X	5.28	X	1.58	X
Income before tax and provision for loan losses	28.66	X	122.22	X	123.19	X	4.32	X	0.65	X

Net charge-offs in 2008 totaled $400,000, as $1,232,000 of loans charged–off were partially offset by $832,000 of recoveries of loans previously charged-off.  Net charge-offs in 2007 totaled $86,000, as $758,000 of loans charged-off were nearly offset by $672,000 of recoveries of loans previously charged-off.  Net charge-offs in 2006 decreased to just $70,000, as $1,340,000 of recoveries nearly offset $1,410,000 of charge-offs recorded during the year.  In 2008, Farmers Deposit Bank recorded $42,000 of net recoveries and provided over 32% of Premier’s total recoveries for 2008.  In 2007, Farmers Deposit Bank recorded $296,000 of net recoveries and provided over 70% of Premier’s total recoveries for 2007.  In 2006, Farmers Deposit Bank recorded $249,000 of net recoveries and provided nearly 70% of Premier’s total recoveries for 2006.  These recoveries are primarily the result of continued collection efforts of the significant number and amount of loans charged-off at Farmers Deposit Bank in 2003 through 2005.  Approximately $641,000, or 43% of the 2005 net charge-offs and $4.8 million, or 81% of the Premier’s 2004 net charge-offs were at Farmers Deposit Bank.  The level of future recoveries is likely to decrease as the level of past charge-offs has decreased.

In 2008, total charge-offs increased for the first time in the previous four years, but still constituted a relatively low 0.10% of average total loans.  In 2008, charge-offs on commercial and real estate loans increased while consumer loan charge-offs decreased to their lowest dollar volume in five years.  In 2007, charge-offs on consumer installment loans increased by $43,000 or 10.9%.  However, the increase was more than offset by decreases in the level of charge-offs of commercial loans and loans secured by real estate.  While total charge-offs decreased in 2006, the level of loans secured by real estate that were charged-off increased by $314,000 or 57.2% as collection efforts on a few real estate secured borrowers came to their ultimate conclusion.  Although management believes it has identified the significant remaining credit risk in the loan portfolio, additional charge-offs may be recorded in the coming months due to the level of non-performing loans and the resolution of collection efforts on those loans. Premier continues to make a significant effort to reduce its past due and non-performing loans by reviewing loan files, using the courts to bring borrowers current with the terms of their loan agreements and/or the foreclosure and sale of OREO properties.  As in the past, when these plans are executed, Premier may experience increases in non-performing loans and non-performing assets. Furthermore, any resulting increases in loans placed on non-accrual status will have a negative impact on future loan interest income.  Also, as these plans are executed, other loans may be identified that would necessitate additional charge-offs and potentially additional provisions for loan losses.  Premier continues to monitor and evaluate the impact that national housing market price declines may have on its local markets and collateral valuations as management evaluates the adequacy of the allowance for loan losses.  While some price deterioration is expected, it is not currently anticipated that Premier’s markets will be impacted as severely as other areas of the country due to the historically modest increases in real estate values in Premier’s markets. These factors are considered in determining the adequacy of the allowance for loan losses, which at December 31, 2008 was 1.83% of total loans outstanding and 97% of non-performing loans.

The following table presents the maturity distribution and interest sensitivity of selected loan categories at December 31, 2008. Maturities are based upon contractual terms.

LOAN MATURITIES and INTEREST SENSITIVITY
December 31, 2008
(Dollars in thousands)

	Projected Maturities*
	One Year or Less	One Through Five Years	Over Five Years	Total
Commercial, secured by real estate	$39,238	$67,862	$26,642	$133,742
Commercial, other	35,927	21,247	4,481	61,655
Real estate construction	16,925	5,099	4,158	26,182
Agricultural	1,148	1,237	61	2,446
Total	$93,238	$95,445	$35,342	$224,025

Fixed rate loans	$21,362	$28,371	$7,392	$57,125
Floating rate loans	71,876	67,074	27,950	166,900
Total	$93,238	$95,445	$35,342	$224,025

Fixed rate loans projected to mature after one year				$35,763
Floating rate loans projected to mature after one year				95,024
Total				$130,187

(*) Based on scheduled or approximate repayments

Investment Portfolio and Other Earning Assets

Investment securities averaged $165.6 million in 2008, up $39.1 million or 30.9% from the $126.6 million averaged in 2007.  This increase follows an $8.6 million or 6.4% decrease in 2007 from the $135.2 million averaged in 2006.  The significant increase in 2008 is largely due to the $27.9 million of average investment securities from the acquisitions of Traders and Citizens First.  The remaining $11.1 million or 8.8% increase is largely due the declining interest rate environment during the 2008 year.  As rates began falling, investable funds held in federal funds sold were used to purchase high quality investment securities to achieve a greater yield over a longer period of maturity.  Yields on federal funds sold rise and fall in direct correlation with interest rate changes made by the Federal Reserve Board in establishing national economic policy.  Investment security yields are based on a number of pricing factors including but not limited to coupon rate, time to maturity and issuer credit quality.  Generally, in 2008 investment security yields were higher than the yield that could be earned on federal funds sold.  During 2007, as investments matured, not all funds were reinvested in the investment portfolio.  Some funds were used to satisfy loan growth, deposit withdrawals and debt payments.  Furthermore, in contrast to 2008, during the first half of 2007, bond reinvestment yields were not as attractive as the yield on highly liquid federal funds sold.  Consequently, funds from maturing investments were less likely to be reinvested in bonds.  At December 31, 2008, the amount of investments totaled $175.7 million, up $51.5 million or 41.5% from December 31, 2007.  The significant increase in investments is largely due to the $39.0 million of investments at December 31, 2008 from the acquisitions of Traders and Citizens First, leaving $12.5 million of the increase from internal growth.  This increase follows a $2.9 million increase in 2007 from the balance at December 31, 2006.  As the Federal Reserve Board began lowering the federal funds rate in the latter portion of 2007 and continued to do so at various times throughout 2008, bond yields have become more attractive than the yield on federal funds sold.  Thus, to optimize interest income, Premier has begun increasing the amount of funds it has invested in high-quality debt securities.

The following table presents the carrying values of investment securities.

FAIR VALUE OF SECURITIES AVAILABLE FOR SALE
(Dollars in thousands)
	As of December 31
	2008	2007	2006

U.S. Treasury securities	$1,544	$5,574	$6,401
U.S. Agency securities	97,105	74,859	76,911
States and political subdivisions	7,130	3,816	3,413
Mortgage-backed securities from government sponsored entities	69,962	39,993	34,617
Corporate securities	-	-	25
Total securities	$175,741	$124,242	$121,367

As sources of funds (deposits, federal funds purchased, and repurchase agreements with corporate customers) fluctuate, excess funds are initially invested in federal funds sold and other short-term investments. Based upon analyses of asset/liability repricing, interest rate forecasts, and liquidity requirements, funds are periodically reinvested in high-quality debt securities, which typically mature over a longer period of time. At the time of purchase, management determines whether the securities will be classified as trading, available-for-sale, or held-to-maturity. At December 31, 2008 all of Premier's investments were classified as available-for-sale and carried on the books at fair value.

As shown in the following Securities Maturity and Yield Analysis table, the average maturity period of the securities available-for-sale at December 31, 2008 was 4 years 10 months. The table uses a weighted average life method to report the average maturity of mortgage-backed securities, which includes the estimated effect of monthly payments and prepayments. The average maturity of the investment portfolio is managed at a level to maintain a proper matching with interest rate risk guidelines. Premier does not have any securities classified as trading or held-to-maturity and it has no plans to establish such classifications at the present time. Other information regarding investment securities may be found in the following table and in Note 3 to the Consolidated Financial Statements.

SECURITIES MATURITY AND YIELD ANALYSIS
December 31, 2008
(Dollars in thousands)
	Market Value	Average Maturity (yrs/mos)	Taxable Equivalent Yield*
U.S. Treasury securities
Within one year	$509		4.68%
After one but within five years	1,035		3.97
Total U.S. Treasury Securities	1,544	0/11	4.20

U.S. Government Agencies securities
Within one year	18,002		4.13
After one but within five years	43,336		4.21
After five but within ten years	35,767		4.33
Total U.S. Government Agencies securities	$97,105	4/3	4.24

States and political subdivisions
Within one year	146		5.82
After one but within five years	2,325		4.18
After five but within ten years	4,659		5.26
Total states and political subdivisions securities	$7,130	5/11	4.92

Mortgage-backed securities**
Within one year	269		4.50
After one but within five years	55,519		4.64
After five but within ten years	7,600		5.15
Over ten years	6,574		5.29
Total mortgage-backed securities	$69,962	5/8	4.76

Total securities available-for-sale	$175,741	4/10	4.47

(*) Fully tax-equivalent using the rate of 34%
(**) Maturities for mortgage-backed securities are based on weighted average life

Premier’s average investment in federal funds sold and other short-term investments increased by 4.9% in 2008.  This follows a 48.1% increase in 2007.  Averaging $37.9 million in 2008, federal funds sold and other short-term investments increased $1.8 million from the $36.1 million averaged in 2007.  The increase in average federal funds sold in 2008 was largely due to the acquisitions of Traders and Citizens First which added $8.6 million in average federal funds sold during the year.  This increase more than offset the $6.9 million or 19.0% decrease in average federal funds sold of Premier’s other affiliate banks.  This decrease was the result of using some of the available federal funds sold to fund loans and purchase higher yielding investment securities.

As shown in the Consolidated Average Balance Sheets and Net Interest Income Analysis above, on average, the yield on federal funds sold dropped to 1.97% in 2008, significantly less than the 4.51% average yield on total investment securities in 2008.  In contrast, during the latter part of 2006 and first part of 2007, bond yields were not as attractive as the yield on highly liquid federal funds sold and funds from maturing investments were less likely to be invested in bonds.  Thus, average federal funds sold increased by $11.8 million or 48.1% in 2007 from the $24.4 million averaged in 2006.  As shown in the Consolidated Average Balance Sheets and Net Interest Income Analysis above, on average, federal funds sold yielded 5.07% in 2007 and 4.99% in 2006.  In each year, this yield was higher than the yield earned on U.S. Treasury and Agency securities as well as mortgage backed securities.  Fluctuations in federal funds sold and other short-term investments reflect management's goal to maximize asset yields while maintaining proper asset/liability structure, as discussed in greater detail above and in other sections of this report.

Funding Sources

In response to the Federal Reserve policy to reduce market interest rates by lowering the target federal funds rate, in 2008 Premier began cutting its rates paid on its interest bearing deposits.  This change follows a three-year period during which Premier was raising the rates paid on its interest bearing deposits in response to the increase in market interest rates.  As a result, the average rate paid on interest bearing liabilities decreased to 2.39% in 2007, down from the 3.09% paid in 2007, and the 2.73% paid in 2006.  The 70 basis point decrease in 2008 was primarily the result of a 79 basis point decrease in the average rate paid on certificates of deposit and other time deposits, which made up 51.6% of the total average interest bearing liabilities in 2008.  Other rate decreases on deposits in 2008 include a 66 basis point decrease on NOW and money market accounts and a 15 basis point decrease in savings deposits.  Likewise, in 2008 Premier decreased the rate paid on its short-term borrowings, primarily repurchase agreements with deposit customers, 98 basis points.  Also in response to the decrease in market interest rates initiated by the Federal Reserve, the rate paid on Premier’s long-term borrowings decreased as a result of the floating rate terms of the borrowings.  In 2008, the average rate paid on other borrowings decreased 299 basis points to 4.66%.  Premier’s FHLB advances are fixed rate debt and thus decreased only as a result of payments and maturities of higher rate advances.

           The 36 basis point increase in the average rate paid on deposits in 2007 was primarily the result of a 71 basis point increase in the average rate paid on certificates of deposit and other time deposits, which made up 50.1% of the total average interest bearing liabilities in 2007.  During 2007, Premier was able to offset some of the increase in rates paid on deposits by long-term debt refinancing actions taken in 2006 and prepaying approximately $2.1 million of amortizing FHLB advances in the first quarter of 2007.  Also in 2006, Premier refinanced the remaining $15.5 million of its 9.75% Trust Preferred Securities with variable rate bank borrowings as discussed in more detail below.  Due to alternative sources of investment and an ever increasing sophistication of customers in funds management techniques to maximize return on their money, competition for funds has become more intense.  Other financial institutions that compete in local markets with Premier that have a need to increase liquidity offer special above market rate deposit products to attract additional funds.  Premier's banks periodically offer special rate products to retain their deposit base or attract additional deposits.

Premier’s deposits, on average, increased by $103.3 million or 23.0% in 2008 following a $7.4 million or 1.7% increase in 2007 from 2006 average deposits.  The increase in 2008 average deposits was largely due to the $97.9 million of average deposits from the acquisitions of Traders and Citizens First.  The remaining $5.3 million or 1.2% increase in average deposits was largely due to a $2.3 million or 3.1% increase in non-interest bearing deposits, a $1.5 million or 2.9% increase in savings deposits and a $1.2 million increase in money market and other interest bearing transaction oriented deposits.  The increase in 2007 average deposits was from a combination of a $14.1 million increase in average certificates of deposit and other time deposits plus a $1.7 million increase in non-interest bearing deposits.  These increases more than offset a $9.2 million decrease in average NOW and money market deposits.  During 2007, as rates paid on certificates of deposits increased, particularly short-term certificates of deposit, customers reallocated their funds from lower yielding transactional deposits such as NOW and money market accounts to these short-term certificates of deposit.

In addition, some public fund and tax-exempt organization deposits were reestablished as repurchase agreements in 2006 and again in 2008.  Average repurchase agreements increased by $4.0 million or 30.5% in 2008 following a $3.6 million or 37.5% increase in 2007 over 2006 average repurchase agreements.  Also, in both 2007 and 2008, the growth in deposits has been dampened by a decline in deposits at Farmers Deposit Bank.  In 2007, average deposits at Farmers Deposit Bank declined by $3.3 million, while in Premier’s other markets, deposits, on average, increased by $10.8 million or 2.8%.  In 2008, average deposits at Farmers Deposit Bank declined by $1.7 million, while in Premier other markets, deposits, on average, increased by $7.0 million or 1.8% in 2008, excluding the acquisitions of Traders and Citizens First. Farmers Deposit Bank faces stiff competition for funds from local competitors who have paid higher than market rates for the certificates of deposit.

In 2008, average non-interest bearing deposits continued to increase, surpassing 2007 average non-interest bearing deposits by $19.6 million or 26.3%.  The increase in 2008 includes the $17.3 million of average non-interest bearing deposits from the acquisitions of Traders and Citizens First.  Excluding these deposits, average non-interest bearing deposits still increased by $2.3 million or 3.1% in 2008.  This follows a $1.7 million or 2.4% increase in average non-interest bearing deposits in 2007 when compared to 2006.  Since no interest is paid on these deposits, an increase in non-interest bearing deposits helps to increase Premier's net interest margin and its profitability. Non-interest bearing deposits are more susceptible to withdrawal and therefore may provide challenges to maintaining adequate liquidity. (See the additional discussion on liquidity below.)  However, Premier’s approach to community banking and friendly customer service has resulted in increases in average non-interest bearing deposits in each of the past six years.

In 2008, average interest bearing deposits increased by $83.6 million or 22.3%.  The increase was largely due to the $80.6 million of average interest bearing deposits from the acquisitions of Traders and Citizens First.  The remaining $3.0 million increase in average interest-bearing deposits in 2008 was primarily from an increase in average savings deposits and average money market and other transaction oriented deposits.  Due to the significant decrease in rates paid on certificates of deposit during 2008, customers are taking a “wait-and-see” approach and are not willing to commit their funds for a longer-term low-yielding certificate of deposit.  Instead the trend has been to keep their deposits readily accessible by placing the funds in savings accounts and transaction oriented interest-bearing accounts.  In 2007, average interest bearing deposits increased by $5.6 million or 1.5%.  The increase was primarily from an increase in average certificates of deposit and other time deposits as customers sought out higher yielding short-term “special “rates.  While offering some “special” certificate of deposit rates, in 2007 Premier continued to focus on building its base of customer relationships by offering more convenient electronic banking products to its non-interest bearing deposit customers.  Premier did realize a shift in its interest bearing deposits from lower cost interest bearing transaction accounts to certificates of deposit as customers moved their funds to take advantage of the rising interest rates paid on these certificates.  The result was a 51 basis point increase in the average rate paid on interest bearing deposits in 2007.  However, Premier also realized an increase in its average savings deposits in 2007.

The following table provides information on the maturities of time deposits of $100,000 or more at December 31, 2008.

MATURITY OF TIME DEPOSITS $100,000 OR MORE
December 31, 2008
(Dollars in thousands)

Maturing 3 months or less	$12,493
Maturing over 3 months	13,109
Maturing over 6 months	21,739
Maturing over 12 months	23,804
Total	$71,145

Other funding sources for Premier include short and long-term borrowings. Premier's short-term borrowings primarily consist of securities sold under agreements to repurchase with commercial, public entity and tax exempt organization customers.  These are short-term non-FDIC insured deposit-like products that are secured by the pledging of investment securities in Premier’s investment portfolio or by purchasing insurance through the Federal Home Loan Bank (FHLB).  Also included in short-term borrowings are federal funds purchased from other banks and overnight borrowings from the FHLB or the Federal Reserve Bank (FRB) discount window. These short-term borrowings fluctuate depending on near term funding needs and as part of Premier's management of its asset/liability mix.  In 2008, short-term borrowings averaged $17.3 million, up $4.1 million or 31.3% from the average in 2007.  In 2007, short-term borrowings averaged $13.2 million, up $3.6 million or 37.6% from the average in 2006.  The increase in both years is largely due to an increase in repurchase agreements which were newly offered by two of Premier’s subsidiary banks late in 2006.

Long-term borrowings consist of FHLB borrowings by Premier's banks, other borrowings by the parent holding company and, prior to 2007, debt issued in the form of subordinated debentures to an unconsolidated trust subsidiary.  FHLB advances, on average, declined by 11.9% or $640,000 in 2008, following a 31.4% or $2.5 million decrease in 2007.  The decrease in 2008 is largely due to regularly scheduled principal payments plus additional penalty free prepayments as permitted to be made by the FHLB.  The decrease in 2007 was the result of a first quarter 2007 prepayment of $2.1 million of amortizing FHLB advances in an effort to reduce Premier’s cost of funds rate.  These advances had contractual fixed rates between 5.30% and 5.60%, averaging 5.46%.  In addition to the prepayment in the first quarter of 2007, Premier made all of its scheduled principal payments in 2007 and took advantage of penalty free prepayment opportunities as they became available. Premier uses fixed rate FHLB advances from time-to-time to fund certain residential and commercial loans as well to maximize investment opportunities as part of its interest rate risk management.  At December 31, 2008, FHLB advances totaled $7.6 million which included $3.0 million borrowed on an overnight basis.  The remaining $4.6 million of amortizing FHLB advances had repayment schedules from seventeen to forty-two months with $4.0 million maturing in 2010.

In 2006, Premier refinanced the remaining $15.7 million of its 9.75% Junior Subordinated Deferrable Interest Debentures ("Subordinated Debentures") that were due in 2027. The refinancing was accomplished using two separate bank borrowings at the parent company and $2.2 million of cash held by the parent in its subsidiary banks.  On January 31, 2006, Premier borrowed $7.0 million from First Guaranty Bank in Hammond, Louisiana under a promissory note bearing interest floating daily at the “Wall Street Journal” prime rate and requiring monthly principal payments of $50,000 until maturity on September 28, 2017.  The note is secured by a pledge of Premier’s 100% interest in Boone County Bank.  The proceeds of this note were used to redeem $7.0 million of the Subordinated Debentures as of January 31, 2006.  On April 30, 2008, Premier refinanced the remaining $2.6 million of this note and borrowed an additional $9.0 million which was used to fund the cash needed to purchase Traders.  The $11.6 million note, dated April 30, 2008, bears interest floating daily at the “Wall Street Journal” prime rate (the “Index”) minus 1.00% and requiring 59 monthly principal payments of $50,000 and one final payment of $8.6 million due at maturity on April 30, 2013.  If the Index is between 5.00% and 6.00%, the interest on the note will be 5.00%.  If the Index falls below 5.00%, then the interest on the note will float with the Index.  The note is secured by a pledge of Premier’s 100% interest in Boone County Bank (a wholly owned subsidiary) under a Commercial Pledge Agreement dated April 30, 2008.

On November 10, 2006, Premier borrowed $6.5 million from The Bankers’ Bank of Kentucky, Inc. of Frankfort, Kentucky (“Bankers’ Bank”) under a term note bearing interest floating daily at the “Wall Street Journal” prime rate minus 1.00% and requiring 83 monthly principal and interest payments of $100,000 and a final payment of any balance due at maturity on November 9, 2013. The note is secured by a pledge of Premier’s 100% interest in Citizens Deposit Bank and Trust, Inc. and Premier’s 100% interest in Farmers-Deposit Bank, Eminence, Kentucky.  On December 22, 2008, Premier executed and delivered to Bankers’ Bank a modification agreement whereby the interest rate would not fall below 3.00% or exceed 6.00% for the remaining term of the Note.  The current interest rate on the Term Note is 3.00%.  In 2008 and 2007, Premier made all scheduled principal and interest payments on both notes as well as limited prepayments on the borrowing from First Guaranty Bank.  For more information on other borrowings, see Note 10 to the Consolidated Financial Statements.

PAYMENTS DUE ON CONTRACTUAL OBLIGATIONS
December 31, 2008
(Dollars in thousands)

	Total	Less than one year	1-3 years	3-5 years	More than five years

Federal Home Loan Bank advances	$7,607	$3,178	$4,372	$57	$0
Other borrowed funds	15,560	1,674	3,447	10,439	0
Operating lease obligations	608	157	252	181	18
Data and item processing contracts*	4,587	2,527	2,060	0	0
Total	$28,362	$7,536	$10,131	$10,677	$18

* Data and item processing contractual obligations are estimated using the average billing for the last three months of 2008.

On December 20, 2004, Premier entered into a 63 month contract with Fiserv Solutions, Inc. (Fiserv) whereby Fiserv will provide data processing and item processing services to Premier. Conversions by Traders and Citizens First bank to Fiserv systems began in early August, 2008 and were completed by the end of October, 2008. Based upon the average billings of the last three months of 2008 the estimated payments to Fiserv for these services will be approximately $1,845,000 per year beginning in 2009. Actual results may vary depending upon the number and type of accounts actually processed and future customer activity.

Asset/Liability Management and Market Risk

Asset/liability management is a means of maximizing net interest income while minimizing interest rate risk by planning and controlling the mix and maturities of interest related assets and liabilities. Premier has established an Asset/Liability Management Committee (ALCO) for the purpose of monitoring and managing interest rate risk and to evaluate investment portfolio strategies. Interest rate risk is the earnings variation that could occur due to changes in market interest rates. The Board of Directors has established policies to monitor and limit exposure to interest rate risk. Premier monitors its interest rate risk through the use of an earnings simulation model developed by an independent third party to analyze net interest income sensitivity.

The earnings simulation model uses assumptions, maturity patterns, and reinvestment rates provided by Premier and forecasts the effect of instantaneous movements in interest rates of both 100 (1.00%) and 200 (2.00%) basis points, but never below zero.  The most recent earnings simulation model projects that net interest income would increase by approximately 1.3% over the projected stable rate net interest income if interest rates rise by 100 basis points over the next year. Conversely, the simulation projects an approximate 1.7% decrease in net interest income if interest rates fall by 100 basis points over the next year. Within the same time frame, but assuming a 200 basis point movement in interest rates, the simulation projects that net interest income would increase by 2.5% over the projected stable rate net interest income in a rising rate scenario and would decrease by 3.8% in a falling rate scenario. Under both the 100 and 200 basis point simulations, the percentage changes in net interest income are within Premier's ALCO guidelines.

The model simulation calculations of present value have certain acceptable shortcomings. The discount rates and prepayment assumptions utilized are based on estimated market interest rate levels for similar loans and securities nationwide. The unique characteristics of Premier's loans and securities may not necessarily parallel those assumed in the model simulations, and therefore, actual results could likely result in different discount rates, prepayment experiences and present values. The discount rates used for deposits and borrowings are based upon available alternative types and sources of funds which may not necessarily be indicative of the present value of Premier's deposits and borrowings. Premier's deposits have customer relationship advantages that are difficult to simulate. A higher or lower interest rate environment will most likely result in different investment and borrowing strategies by Premier which would be designed to further mitigate any negative effects on the value of, and the net interest earnings generated on Premier's net assets.

The following table presents summary information about the simulation model's interest rate risk measures and results.

	Year-end 2008	Year-end 2007	ALCO Guidelines

Projected 1-year net interest income
-100 bp change vs. base rate	-1.7%	-2.6%	5%
+100 bp change vs. base rate	1.3%	2.5%	5%
Projected 1-year net interest income
-200 bp change vs. base rate	-3.8%	-2.7%	10%
+200 bp change vs. base rate	2.5%	4.7%	10%

Liquidity

Liquidity is the ability to satisfy demands for deposit withdrawals, lending commitments, and other corporate needs. Premier's liquidity is based on the stable nature of consumer core deposits held by the banking subsidiaries. Likewise, additional liquidity is available from holdings of investment securities and short-term investments which can be readily converted into cash. Furthermore, Premier's banks continue to have the ability to attract short-term sources of funds such as federal funds and repurchase agreements.

Premier generated $10.0 million of cash from operations in 2008, which compares to $9.4 million in 2007 and $5.4 million in 2006.  The increase in 2008 was primarily the result of an increase in net income and a higher amount of cash received from the sale of mortgage loans in the secondary market.  The increase in 2007 over 2006 was primarily the result of an increase in net income over 2006, a decrease in negative provisions for loan losses and cash received from the sale of mortgage loans in the secondary market.  Total cash from operations along with proceeds from the sale and maturity of securities and the repayment of loans were used to purchase securities, satisfy deposit withdrawals, fund new loans and reduce outstanding debt during those years. In 2006, $5.9 million of cash was used in investing activities primarily to fund loan growth and in 2007 $5.0 million of cash was used in investing activities, again to fund loan growth but to also increase federal funds sold.  In 2008, $15.0 million of cash was used in investing activities funding loan growth, purchasing participation loans from other banks, and purchasing the Traders and Citizens First subsidiaries.  In addition to the $10.0 million of cash from operations in 2008, Premier generated $4.7 million in additional cash from financing activities, primarily due to new long-term borrowings and increases in short-term borrowings and repurchase agreements with customers.  Some of these funds were used to satisfy deposit withdrawals, pay dividends to shareholders and make principal payments on borrowings.  In addition to the $9.4 million of cash from operations in 2007, Premier generated $1.0 million in additional cash from financing activities, primarily due to the increase in deposits.  The increase in cash from deposits was also used to satisfy the repayment of FHLB advances and other borrowed funds as well as pay dividends to shareholders.  In 2006, Premier generated $1.4 million in additional cash from financing activities, primarily due to increases in deposits and repurchase agreements.  Details on the sources and uses of cash can be found in the Consolidated Statements of Cash Flows in the Consolidated Financial Statements.

At December 31, 2008, the parent company had nearly $4.7 million in cash held with its subsidiary banks.  This balance along with cash dividends expected to be received from its subsidiaries is sufficient to cover the operating costs of the parent, service its existing other debt and pay dividends to common shareholders.  During 2008, the parent company generated $6.3 million of cash from operations and borrowed an additional $11.6 million.  The proceeds were used fund the $14.3 million of cash paid to acquire Citizens First Bank and Traders Bankshares, Inc., to make $4.1 million in principal payments on its outstanding debt and pay $2.6 million in dividends to shareholders.  During 2007, the parent company generated $10.3 million of cash from operations and used $5.9 million to make principal payments on its outstanding debt and pay dividends to shareholders.  During 2006, the parent company generated $5.1 million of cash from operations and used $4.9 million to redeem a portion of the Trust Preferred Securities outstanding, make principal payments on its outstanding other debt and pay dividends to shareholders.  Also during 2006, the parent company borrowed $13.5 million which was used to redeem the remainder of the Trust Preferred Securities.  Additional information on parent company cash flows and financial statements is contained in Note 21 to the Consolidated Financial Statements.

Capital Resources

Premier’s consolidated average equity-to-asset ratio increased to 11.94% during 2008, up from 11.74% in 2007 and 10.74% in 2006.  The ratios for all three years are considered adequate for a company of Premier’s size.  The increase in 2008 was largely due to the increase in equity from net income plus a general rise in the market value of investments from a $73,000 net unrealized gain at the end of 2007 to a $1.5 million net unrealized gain at the end of 2008.  Also supporting the average equity-to-assets ratio were the combined acquisitions of Traders and Citizens First.  The equity issued to acquire these two banks amounted to 11.62% of the total assets acquired which approximates Premier’s average equity-to-asset ratio over the past three years.  The increase in 2007 was largely due to the increase in net income, plus a general rise in the market value of investments from an overall unrealized loss at the end of 2006 to an overall unrealized gain at the end of 2007.  The Federal Reserve's risk-based capital guidelines and leverage ratio measure the capital adequacy of banking institutions. The risk-based capital guidelines weight balance sheet assets and off-balance sheet commitments by prescribed factors relative to credit risk, thus eliminating disincentives for holding low risk assets and requiring more capital for holding higher risk assets.  At year-end 2008, Premier’s risk adjusted capital-to-assets ratio was 15.3% compared to 17.3% at December 31, 2007.  Both of these ratios are well above the minimum level of 8.0% prescribed for bank holding companies of Premier’s size.  The leverage ratio is a measure of total tangible equity to total tangible assets, net of any related deferred taxes as permitted.  Premier’s leverage ratio at December 31, 2008 was 8.7% compared to 9.8% at December 31, 2007.  Both of these ratios are above the 4.0% to 5.0% ratios recommended by the Federal Reserve.  The decrease in the 2008 ratios was primarily the result of the acquisitions of Traders and Citizens First.  Their individual bank risk adjusted capital-to-asset ratios and leverage ratios were lower than Premier’s prior to the acquisition date.  Furthermore, the goodwill and core deposit intangible assets recorded as part of the purchases, net of any related deferred taxes as permitted, are subtracted from Premier’s total capital to calculate the leverage ratio.  The increase in the 2007 ratios was primarily the result of the net income recorded in 2007, partially offset by dividends paid to shareholders.  The net result was an increase in shareholders’ equity.  Premier's capital ratios are the direct result of management's desire to maintain a strong capital position. Additional information on Premier's capital ratios and the capital ratios of its banks may be found in Note 20 to the Consolidated Financial Statements.

The primary source of funds for dividends paid by Premier is the dividends received from its subsidiary banks. Banking regulations limit the amount of dividends that may be paid without prior approval of the regulatory agencies. Under these regulations, the amount of dividends that may be paid without prior approval in any calendar year is limited to the current year's net profits, as defined, combined with the retained net profits of the preceding two years, subject to regulatory capital requirements and additional restrictions more fully described in Note 20 to the Consolidated Financial Statements. During 2009, Premier's banks could, without prior approval, declare and pay to Premier dividends of approximately $2.4 million plus any 2009 net profits retained through the date of declaration by Ohio River Bank, Boone County Bank, First Central Bank, Traders Bank, Inc. and Citizens Deposit Bank.  In 2007, Farmers Deposit Bank requested and received approval from its primary regulators to pay a $2.5 million dividend in December 2007.  This amount was substantially higher than the bank’s prior two years of reported net income.  As such, Farmers Deposit Bank must continue to request approval for up to two years beyond December 31, 2007 to pay any future dividends to the parent company out of its current earnings.

Additional information on the capital position of Premier is included in the following table.

SELECTED CAPITAL INFORMATION
(Dollars in thousands)
	As of December 31
	2008	2007	Change

Stockholders’ Equity	$89,422	$67,389	$22,033
Disallowed amounts of goodwill and other intangibles	(26,805)	(15,816)	(10,989)
Other comprehensive loss related to pension plan	87	0	87
Unrealized (gain) loss on securities available for sale	(1,634)	(73)	(1,561)
Tier I capital	$61,070	$51,500	$9,570

Tier II capital adjustments
Allowable amount of the allowance for loan losses	5,486	4,038
Total capital	$66,556	$55,538

Total risk-weighted assets	$436,023	$320,581

Ratios
Tier I capital to risk-weighted assets	14.01%	16.06%
Total capital to risk-weighted assets	15.26%	17.32%
Leverage at year-end	8.69%	9.77%

INCOME STATEMENT ANALYSIS

Net Interest Income

Net interest income, the amount by which interest generated from earning assets exceeds the expense associated with funding those assets, is Premier's most significant component of earnings.  Net interest income on a fully tax-equivalent basis was $26.2 million in 2008, up 16.5% from the $22.5 million earned in 2007 which follows a 4.4% increase in 2007 from 2006.  When net interest income is presented on a fully tax-equivalent basis, interest income from tax-exempt earning assets is increased by the amount equivalent to the federal income taxes which would have been paid if this income were taxable at the statutory federal tax rate of 34% for companies of Premier's size.

The increase in net interest income in 2008 is largely due to the $4.2 million of fully tax-equivalent net interest income from the acquisitions of Traders and Citizens First.  The remaining Premier affiliate banks realized a $513,000 or 2.3% decrease in net interest income in 2008.  This decrease in net interest income in 2008 is largely due to a decrease in interest income from loans and federal funds sold partially offset by an increase in interest income on investments.  The decrease in interest income was significantly offset, however, by decreases in interest expense on deposits, short-term debt and long-term debt.

As shown in the Rate Volume Analysis table below, increases in the volume of earning assets such as loans, investments and federal funds sold primarily due to the acquisitions of Traders and Citizens First increased Premier’s interest income by $6.5 million.  This increase was offset by a $3.5 million decrease in interest income on those earning assets largely due to the decline in yields earned on the loan portfolio and federal fund sold.  Also shown in the table below, interest expense on deposits increased by $1.3 million in 2008 due to a higher volume of NOW and money market deposit accounts plus certificates of deposit.  This increase in volume interest bearing deposits is largely due to deposits from the acquisitions of Traders and Citizens First.  Interest expense in 2008 increased further still due to higher average volumes of short-term borrowings and other borrowings.  The $1.8 million of additional interest expense in 2008 from the increase in the volume of average interest bearing liabilities was more than offset by the $2.5 million decrease in interest expense due to decreases in the rates paid on deposits, short-term borrowings and long-term borrowings.  The combined effect was to increase net interest income by $3,710,000 for the year.

The increase in net interest income in 2007 is largely due to an increase in interest income from loans, investments and federal funds sold partially offset by an increase in interest expense on deposits.  As shown in the Rate Volume Analysis table below, increases in the yields on loans, investments, and other earnings assets increased Premier’s interest income by $1.6 million in 2007.  This increase was complemented by a $494,000 increase in interest income due to the higher volume of average loans outstanding and a $594,000 increase in interest income due to the higher volume of average federal funds sold outstanding in 2007.  Interest income was decreased by $301,000, however, due to a lower volume of average investment securities outstanding.  Also shown in the table below, interest expense on deposits increased by $2.0 million, $1.5 million due to higher rates paid, primarily on certificates of deposit, and $0.5 million due to a higher volume of average certificates of deposit.  Also increasing interest expense was the higher average volume of short-term and other borrowings.  This interest expense increase was more than offset, however, by the decrease in average FHLB borrowings and the repayment of the trust preferred securities in late 2006.

RATE VOLUME ANALYSIS OF CHANGES IN NET INTEREST INCOME
(Dollars in thousands on a tax equivalent basis)
	2008 vs 2007			2007 vs 2006
	Increase (decrease) due to change in			Increase (decrease) due to change in
	Volume	Rate	Net Change	Volume	Rate	Net Change
Interest income*:
Loans	$4,643	$(2,208)	$2,435	$494	$786	$1,280
Investment securities	1,763	(37)	1,726	(301)	767	466
Federal funds sold	96	(1,177)	(1,081)	594	20	614
Deposits with banks	25	(42)	(17)	34	(2)	32
Total interest income	$6,527	$(3,464)	$3,063	$821	$1,571	$2,392

Interest expense:
Deposits
NOW and money market	$306	$(950)	$(644)	$(71)	$85	$14
Savings	(16)	13	(3)	4	59	63
Certificates of deposit	977	(673)	304	547	1,412	1,959
Short-term borrowings	238	(308)	(70)	88	(1)	87
Other borrowings	355	(534)	(179)	174	21	195
FHLB borrowings	(40)	(15)	(55)	(168)	62	(106)
Debt	0	0	0	(380)	(380)	(760)
Total interest expense	$1,820	$(2,467)	$(647)	$193	$1,259	$1,452
Net interest income*	$4,707	$(997)	$3,710	$628	$312	$940

(*) Fully taxable equivalent using the rate of 34% Note – Changes to rate/volume are allocated to both rate and volume on a proportional dollar basis

Although net interest income dollars increased in 2008, Premier’s net interest margin decreased as the yield on earning assets decreased more than the decrease in rates paid on interest bearing liabilities.  In 2008, the yield earned on Premier’s loan portfolio decreased 79 basis points to 7.13% while the yield on federal funds sold decreased 310 basis points to 1.97%.  In 2008, the yield earning on the investment portfolio only decreased by 3 basis points to 4.51%.  The net result on all earnings assets was to decrease the yield 76 basis points to 6.11% in 2008, down from the 6.87% earned in 2007 and the 6.53% earned in 2006.  Similarly, in 2008 Premier decreased the average rate paid on its deposits by 61 basis points as market deposit rates fell during the year.  The average rate paid on certificates of deposit decreased the most at 79 basis points, while interest bearing transaction accounts decreased on average by 66 basis points and savings accounts decreased by 15 basis points.  Just as deposit rates fell during 2008, the rates Premier paid on its short- and long-term borrowings also fell.  Premier was able to lower the rates paid on its short-term borrowings, primarily customer based repurchase agreements, by 98 basis points to 1.45%.  Due to declines in the “prime” lending rate during 2008, the rate Premier paid on its long-term borrowings from other banks decreased 299 basis points to 4.66%.  The overall result of decreasing rates paid on deposits and rate decreases on short- and long-term borrowings was to decrease the overall cost of funds by 70 basis points to 2.39%, down from 3.09% in 2007, and 2.73% in 2006.  As a result, Premier’s net interest spread decreased by 6 basis points.  However, due the larger volume of Premier’s interest earning assets when compared to its volume of interest bearing liabilities, the net interest margin decreased by 21 basis points to 4.21% in 2008, down from 4.42% in 2007, and 4.32% in 2006.

In contrast to 2008, as net interest income dollars increased in 2007, Premier’s net interest margin also increased.  In 2007, the yield earned on investment securities increased 63 basis points to 4.54% while the average yield on the loan portfolio increased 23 basis points to 7.92%.  The yield on federal funds sold increased 8 basis points to 5.07%.  The net result on all earning assets was to increase the yield 34 basis points to 6.87% in 2007, up from the 6.53% earned in 2006 and the 5.90% earned in 2005.  Similarly, in 2007 Premier increased the average rate paid on its deposits by 51 basis points to remain competitive with local and national markets.  The average rate paid on certificates of deposit increased the most at 71 basis points, while interest bearing transaction accounts increased on average by only 12 basis points in 2007 and savings accounts by increased 11 basis points.  While the rates paid on Premier’s short-term borrowings remained virtually unchanged at 2.43%, the rates paid on other borrowings increased by 26 basis points to 7.65% and the rates paid on FHLB advances increased by 67 basis points to 6.47%.  The rates paid on other borrowings increased as Premier refinanced its subordinated debt with floating prime rate and below prime rate loans in 2006 resulting in significant interest expense savings.  The rates paid on FHLB advances increased as a result of the prepayment of certain amortizing advances at one affiliate bank while leaving higher rate fixed maturity advances at another bank.  The overall result of increasing rates paid on deposits and rate decreases resulting from debt refinancing was to increase the overall cost of funds by 36 basis points to 3.09%, up from 2.73% in 2006 and 2.30% in 2005.  As a result, Premier’s net interest spread decreased by 2 basis points, but the net interest margin increased by 10 basis points to 4.42% in 2007, up from 4.32% in 2006. Further discussion of interest income is included in the section of this report entitled "Balance Sheet Analysis."

Non-interest Income and Expense

Non-interest income has been and will continue to be an important factor for improving profitability. Recognizing this importance, management continues to evaluate areas where non-interest income can be enhanced.  As shown in the table of Non-interest Income and Expense below, total fees and other income increased by $575,000 or 12.4% in 2008.  The increase in 2008 was largely due to increases service charges on deposit accounts, electronic banking income and other income resulting from the acquisitions of Traders and Citizens First.  In 2008, service charges on deposit accounts increased by $511,000 or 18.7% to $3,249,000.  Approximately $427,000 of this increase was the result of adding the operations of Traders and Citizens First.  The remaining $84,000 or 3.1% increase was largely due to incremental increase in fee rates and growth in the number of deposit customers.  Electronic banking income, which consists of debit and credit card transaction fees, ATM fees and internet banking fees, increased $216,000 or 35.5% to $824,000 in 2008.  Approximately $99,000 of this increase was the result of adding the operations of Traders and Citizens First.  The remaining $117,000 or 19.2% increase was largely due to Premier’s conversion to a more modern banking software system in 2005.  This banking software system has allowed Premier to offer more electronic banking services and made it easier for customers to conduct their banking electronically.  In 2008, secondary market mortgage income (commissions and fees earned from originating and selling mortgage loans to third parties in the secondary market) decreased by $192,000 or 29.5% to $458,000.  Traders and Citizens First had virtually no revenue of this type in 2008.  The decrease in secondary market mortgage income in 2008 is primarily due to a significant decrease in the appetite of secondary market mortgage loan purchasers as brokers have either tightened their credit standards or have ceased buying new mortgages in an effort to avoid further exposure to sub-prime lending.  Premier concentrates its efforts on selling high quality mortgage loans and routinely searches for new buyers for these loans; however, the volume of future sales may depend on factors beyond the control of Premier.  Other non-interest income increased by $40,000, or 6.4%, in 2008.  Included in this increase is $142,000 of other non-interest income from the operations of Traders and Citizens First.  The remaining $102,000 decrease is largely due to $212,000 of life insurance benefits on the death of a former officer of a subsidiary that was recognized in the prior year.  Excluding this benefit, other non-interest income increased $110,000 in 2008, which includes $150,000 of income received for extending Premier’s ATM processing contract.

In 2007, total fees and other income increased by $458,000 or 11.0%.  The increase in 2007 was largely due to increases in secondary market mortgage income and electronic banking income.  In 2007, secondary market mortgage income (commissions and fees earned for originating and selling mortgage loans to third parties in the secondary market) increased by $347,000 or 114.5% to $650,000.  In 2005, Premier changed its approach to secondary market mortgage originations in an effort to expedite the loan approval process.  The increased income in 2007 reflects an expansion of the program to all of Premier’s affiliate banks which generated a greater number of customers taking advantage of this process.  Electronic banking income, increased $110,000 or 22.1% to $608,000 in 2007, largely due to the modernization of the ways Premier’s customers can access their deposit accounts.  Service charges on deposit accounts decreased in 2007 by $66,000 or 2.4% to $2,738,000.  A new required disclosure of year-to-date NSF charges on customers’ deposit account statements is believed to be resulting in lower overdraft activity by customers.  Other non-interest income increased by $67,000, or 12.0%, in 2007.  In 2007, other non-interest income includes $212,000 of life insurance benefits on the death of a former officer of a subsidiary.  Excluding this benefit, other non-interest income decreased $145,000 in 2007 as Premier discontinued offering trust services in 2006, realized fewer loan extension and late fees in 2007, ceased recording an increase in the cash surrender value of the officer’s life insurance policy in 2007 and recorded lower other miscellaneous income in 2007.

In 2008, Premier realized $93,000 in gains on the sale of investment securities.  In 2007 and 2006, Premier did not execute any sales of investment securities.

The following table is a summary of non-interest income and expense for each of the years in the three-year period ending December 31, 2008.

NON-INTEREST INCOME AND EXPENSE
(Dollars in thousands)
				Increase (Decrease) Over Prior Year
				2008		2007
	2008	2007	2006	Amount	Percent	Amount	Percent
Non-interest income:
Service charges on deposit accounts	$3,249	$2,738	$2,804	$511	18.66	$(66)	(2.35)
Electronic banking income	824	608	498	216	35.53	110	22.09
Secondary market mortgage income	458	650	303	(192)	(29.54)	347	114.52
Other	667	627	560	40	6.38	67	11.96
Total fees and other income	$5,198	$4,623	$4,165	575	12.44	458	11.00
Investment securities gains	93	0	0	93		0
Total non-interest income	$5,291	$4,623	$4,165	$668	14.45	$458	11.00

Non-interest expense:
Salaries and wages	$8,389	$7,211	$7,540	$1,178	16.34	$(329)	(4.36)
Employee benefits	1,840	1,560	1,590	280	17.95	(30)	(1.89)
Total staff costs	10,229	8,771	9,130	1,458	16.62	(359)	(3.93)
Occupancy and equipment	2,546	1,947	1,907	599	30.77	40	2.10
Outside data processing	2,587	2,132	2,036	455	21.34	96	4.72
Professional fees	840	461	496	379	82.21	(35)	(7.06)
Taxes, other than payroll, property and income	603	580	598	23	3.97	(18)	(3.01)
Amortization of intangibles	204	0	0	204	100.00	41	45.05
OREO (gains) losses and expenses, net	59	(50)	(91)	109	(218.00)	41	45.05
Supplies	406	315	333	91	28.89	(18)	(5.41)
Accelerated amortization of subordinated debt issuance costs	0	0	548	0	0.00	(548)	(100.00)
Other expenses	2,420	2,252	1,980	168	7.46	156	7.58
Total non-interest expenses	$19,894	$16,408	$16,937	$3,486	21.25	$(529)	(3.12)

Just as management continues to evaluate areas where non-interest income can be enhanced, it strives to find ways to improve the efficiency of its operations and utilize the economies of scale of the consolidated entity to reduce its operating costs.  Premier’s 2008 net overhead ratio, or non-interest expense less non-interest income excluding securities transactions and other similar non-operating transactions to average earnings assets was 2.39%, only a slight increase from the 2.36% realized in 2007 and a decrease from the 2.56% ratio realized in 2006.  The actual dollars of net overhead increased by 23.7% or $2,849,000 in 2008, however, average earning assets increased by a similar 22.3% in 2008.  Both of these increases were largely the result of the acquisitions of Traders and Citizens First.  In fact, the net overhead of Traders and Citizens First comprise all but $57,000 or 0.5% of Premier’s increase in net overhead expense in 2008.  The 2008 net overhead ratio and actual dollars of net overhead expense excludes the $93,000 of gains on the sales of securities and the $150,000 of income received for extending Premier’s ATM processing contract.  The 2007 net overhead ratio and actual dollars of net overhead expense excludes the $212,000 of life insurance benefits as a non-operating income transaction.  For the year 2008, net overhead was $14.8 million, an increase from the $12.0 million of net overhead in 2007.  In 2007, the net overhead ratio, decreased by 20 basis points as the actual dollars of net overhead expense decreased by 6.1% or $775,000 from the $12.8 million of net overhead in 2006.

Total non-interest expense in 2008 increased by $3,486,000, or 21.2% from 2007 largely due to the increase in all categories of costs from adding the operations of Traders and Citizens First.  The 2008 operations of Traders and Citizens First added $3,463,000 of total non-interest expenses leaving only a $23,000 or 0.1% increase resulting from Premier’s other operations.  Total non-interest expense in 2007 decreased by $529,000, or 3.1% from 2006 as decreases in staff costs, professional fees, and accelerated trust preferred issuance cost amortization were only partially offset by higher occupancy and equipment costs, data processing fees, and other expenses plus the absence of bad check loss recoveries and lower net gains on the disposition of OREO.

Staff costs increased by $1,458,000 or 16.6% in 2008 versus 2007 as $1,407,000 of the increase was due to the operations of Traders and Citizens First.  The remaining $51,000 or 0.6% increase was largely the result of increased employer payroll taxes and normal salary and wage increases partially offset by decreases related to staff turnover and greater deferred loan originations costs related to SFAS 91.  Staff costs decreased by $359,000 or 3.9% in 2007 versus 2006 as normal salary and wage increases were more than offset by an increase in deferred loan origination costs related to SFAS 91.

Occupancy and equipment expenses increased by $529,000 or 26.2% in 2008.  The operations of Traders and Citizens First added approximately $629,000 of occupancy and equipment expenses in 2008 leaving a $100,000 or 5.0% decrease in these expenses from Premier’s other operations.  The $100,000 decrease in 2008 is largely due to the $70,000 2007 writedown of branch property that was scheduled to be closed at the end of January 2008.  The decision to close the branch was made in 2007, and in accordance with SFAS 144, the branch property was written down to its estimated realizable value.  Furthermore, occupancy and equipment expenses were less in 2008 due to lower real estate taxes, building repairs, equipment maintenance and equipment depreciation partially offset by increase in utility costs, and other building cleaning and maintenance costs.  In 2007, occupancy and equipment expenses increased by $40,000 or 2.1%, largely due to the $70,000 writedown of branch property.  Excluding this writedown, occupancy and equipment expenses decreased by $30,000 in 2007, largely due to decreases in equipment depreciation.

Outside data processing expense increased by $455,000 or 21.3% in 2008.  The operations of Traders and Citizens First added approximately $294,000 of outside data processing expenses in 2008 leaving a $161,000 or 7.6% increase in these expenses from Premier’s other operations.  The $161,000 increase in 2008 is largely due to increases in item processing charges due to Premier’s conversion to exchange electronic images instead of processing paper checks to settle customer deposit account activity plus higher communication costs and contractual inflationary fee adjustments for data processing and internet banking expenses.  In 2007, outside data processing expense increased by $96,000 or 4.7%, largely due to increases in ATM processing costs, internet banking charges and contractual inflationary fee adjustments, partially offset by a decrease in customer overdraft privilege program costs. Outside data processing expense increased by $531,000 or 35.3% in 2006, as 2006 represents the first full year of expense since Premier converted to an outsourced provider in early-to-mid 2005.

Professional fees increased by $379,000 or 82.2% in 2008. The operations of Traders and Citizens First added approximately $81,000 of professional fees in 2008 leaving a $298,000 or 64.6% increase in these expenses from Premier’s other operations.  The $298,000 increase in 2008 is largely due to additional legal and other professional fees incurred during the early part of the year to help in the completion of the acquisitions Traders and Citizens First and also due to fees associated with hiring outside internal auditors in the fourth quarter to help complete Premier’s internal audit schedule.  In 2007, professional fees decreased by $35,000 or 7.1%, largely due to lower internal and external audit costs and lower consulting fees.  Professional fees decreased by $58,000 or 10.5% in 2006 largely due to lower internal audit costs, tax preparation fees and consulting expenses.

Taxes not on income increased by $23,000, or 4.0% in 2008.  The operations of Traders and Citizens First added approximately $83,000 of taxes not on income in 2008 leaving a $60,000 or 10.3% decrease in these expenses from Premier’s other operations.  The $60,000 decrease in 2008 is largely due to decreases in the tax rate on equity based franchised taxes.  In 2007, taxes not on income decreased by $18,000, or 3.0%.  The decrease in 2007 is largely due to a decrease in the amount of expense related to equity based franchise taxes.

OREO gains, losses and expenses resulted in net expenses of $59,000 in 2008 versus $50,000 of net gains in 2007, a $109,000 increase in non-interest expense.  OREO expense represents the costs to operate, maintain and liquidate Other Real Estate acquired through foreclosure in satisfaction of unpaid loans.  The operations of Traders and Citizens First added approximately $13,000 of OREO expenses in 2008 leaving a $96,000 increase in these expenses from Premier’s other operations.  The $96,000 increase in 2008 is largely due to $20,000 of net gains realized on the disposition or OREO in 2007 compared to $21,000 of net losses in 2008 as well as $30,000 of expense recoveries in 2007 that were not repeated in 2008.  In 2007, as Premier sold most of its remaining inventory of OREO properties, it realized $20,000 of net gains on their disposition as well as $30,000 of expense recoveries.  OREO gains, losses and expenses resulted in net gains of $91,000 in 2006. In 2006, Premier sold a substantial portion of its inventory of OREO properties, realizing $105,000 of net gains on their disposition as well as a reduction in the expenses needed to maintain the properties.  A majority of the gains on the disposition of OREO in 2007 and 2006 were on properties from which no previous writedowns had occurred.

Accelerated Trust Preferred issuance costs were recognized in 2006.  At the time of issuance, the costs to originate the Trust Preferred Securities were capitalized. The costs were being amortized over the 30 year life of the securities which were scheduled to mature in 2027 and were recorded as an adjustment to interest expense. In March 2003, Premier began redeeming its Trust Preferred Securities in accordance with the terms of the instrument. At time of redemption an amount of the remaining unamortized issuance costs proportional to the size of the redemption was expensed to non-interest expense. In 2006, as a result of the $7.0 million early redemption on January 31, 2006 and the final $8.25 million redeemed on November 10, 2006, Premier expensed the final $548,000 of the issuance costs.

Other expenses totaled $2.4 million in 2008, a $168,000, or 7.5% increase from the $2.2 million recorded in 2007.  The operations of Traders and Citizens First added approximately $661,000 of other expenses in 2008 leaving a $493,000, or 21.9% decrease in these expenses from Premier’s other operations.  The $493,000 decrease in 2008 is primarily the result of a $439,000 reduction in collection expenses due to a $285,000 restitution payment made to Farmers Deposit Bank by the bank’s former president who plead guilty to bank fraud and to $32,000 of net reimbursements from settlements with customers compared to $120,000 of collection expenses in 2007.  Other expense savings include a $74,000 reduction in courier costs in 2008 due to Premier’s conversion to exchange electronic images instead of transporting and processing paper checks to settle customer deposit account activity, as well as reductions in advertising expenditures, postage, correspondent bank charges and insurance costs.  These expense reductions were partially offset by increases in regulatory expenses such as FDIC insurance and state examination costs, shareholder expenses such as NASDAQ expenses and stock transfer fees, losses due to forged checks and fictitious electronic payment transactions, as well as increases in bank director fees and employee travel costs.   Other expenses totaled $2.2 million in 2007, a $156,000, or 7.6% increase from the $2.1 million recorded in 2006.  The increase in 2007 is largely due to significantly higher regulatory expenses, such as FDIC insurance and state examination costs, higher postage costs, travel expenses, employee development and secondary market mortgage underwriting expenses.  These increases were partially offset by lower stationery and supplies costs, advertising expenditures, correspondent bank charges and insurance expense.

Because the FDIC’s deposit insurance fund fell below prescribed levels in 2008, the FDIC has announced increased premiums for all insured depository institutions, including Premier’s subsidiary banks, in order to begin recapitalizing the fund.  In addition, the FDIC has proposed an additional 20 basis point emergency assessment on insured depository institutions to be paid on September 30, 2009, which could be decreased by the FDIC in certain events occur prior to the assessment date.  These changes (and proposed changed if enacted) will result in potentially significant increases in deposit insurance expense for Premier in 2009.

Amortization of intangibles began in 2008 as a result of the core deposit intangible asset from the acquisitions of Traders and Citizens First.

An analysis of the allowance for loan losses and related provision for loan losses is included in the Loan Portfolio section of the Balance Sheet Analysis of this report.

Applicable Income Taxes

Premier recognized $3.7 million of income tax expense in 2008.  This amount compares to $3.5 million of income tax expense recorded in 2007 and $3.3 million of income tax expense recorded in 2006.  Premier’s effective tax rate was 33.2% in 2008, up slightly from the 32.8% in 2007 but down from the 33.6% in 2006.  Premier’s effective tax rate in 2007 decreased primarily as a results of death benefits received from a former officer’s life insurance policy which were not subject to income tax.  Premier realizes the tax saving benefits of holding tax-exempt investments and other tax savings instruments as well as making tax-exempt loans.  These activities help to reduce Premier’s tax rate from the 34.0% statutory rate.  Additional information regarding income taxes is contained in Note 11 to the Consolidated Financial Statements.

Effects of Changing Prices

The results of operations and financial condition presented in this report are based on historical cost, unadjusted for the effects of inflation. Inflation affects Premier in two ways. One effect is that inflation can result in increased operating costs which must be absorbed or recovered through increased prices for services. The second effect is on the purchasing power of the corporation. Virtually all of a bank's assets and liabilities are monetary in nature. Regardless of changes in prices, most assets and liabilities of the banking subsidiaries will be converted into a fixed number of dollars. Non-earning assets, such as premises and equipment, do not comprise a major portion of Premier's assets; therefore, most assets are subject to repricing on a more frequent basis than in other industries.

Premier's ability to offset the effects of inflation and potential reductions in future purchasing power depends primarily on its ability to maintain capital levels by adjusting prices for its services and to improve net interest income by maintaining an effective asset/liability mix.  Management's efforts to meet these goals are described in other sections of this report.

ADOPTION OF NEW ACCOUNTING STANDARDS

Recently Issued Accounting Standards Not Yet Adopted

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (“SFAS 141(R)”), which establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in an acquiree, including the recognition and measurement of goodwill acquired in a business combination.  SFAS No. 141(R) is effective for fiscal years beginning on or after December 15, 2008.  Earlier adoption is prohibited.  There was no impact to Premier upon adoption of this standard, but the accounting for future business combinations will be different from prior practice.  See Note 24 to the Consolidated Financial Statements.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interest in Consolidated Financial Statements, an amendment of ARB No. 51”  (“SFAS No. 160”), which will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity within the consolidated balance sheets. SFAS No. 160 is effective as of the beginning of the first fiscal year beginning on or after December 15, 2008.  Earlier adoption is prohibited and the Corporation does not expect the adoption of SFAS No. 160 to have a significant impact on its results of operations or financial position.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of SFAS No. 133”. SFAS No. 161 amends and expands the disclosure requirements of SFAS No. 133 for derivative instruments and hedging activities. SFAS No. 161 requires qualitative disclosure about objectives and strategies for using derivative and hedging instruments, quantitative disclosures about fair value amounts of the instruments and gains and losses on such instruments, as well as disclosures about credit-risk features in derivative agreements. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged.  The adoption of this standard is not expected to have a material effect on the Corporation’s results of operations or financial position.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS – MARCH 31, 2009

FORWARD-LOOKING STATEMENTS

Management's discussion and analysis contains forward-looking statements that are provided to assist in the understanding of anticipated future financial performance. However, such performance involves risks and uncertainties, and there are certain important factors that may cause actual results to differ materially from those anticipated. These important factors include, but are not limited to, economic conditions (both generally and more specifically in the markets in which Premier operates), competition for Premier's customers from other providers of financial services, government legislation and regulation (which changes from time to time), changes in interest rates, Premier's ability to originate quality loans, collect delinquent loans and attract and retain deposits, the impact of Premier's growth, Premier's ability to control costs, and new accounting pronouncements, all of which are difficult to predict and many of which are beyond the control of Premier.  The words “may,” “could,” “should,” “would,” “will,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “project,” “predict,” “continue” and similar expressions are intended to identify forward-looking statements.

A.         Results of Operations

A financial institution’s primary sources of revenue are generated by interest income on loans, investments and other earning assets, while its major expenses are produced by the funding of these assets with interest bearing liabilities.  Effective management of these sources and uses of funds is essential in attaining a financial institution’s optimal profitability while maintaining a minimum amount of interest rate risk and credit risk.

Net income for the three months ended March 31, 2009 was $1,229,000, or $0.19 per share, compared to net income of $1,774,000, or $0.34 per share for the three months ended March 31, 2008. The decrease in income in 2009 is largely due to decreasing yields on earning assets, particularly federal funds sold, and increases in non-interest expenses as well as the existence of benefits to 2008 net income, such as negative provisions for loan losses and reimbursed collection expenses, which did not reoccur in 2009.   The annualized returns on shareholders’ equity and average assets were approximately 5.44% and 0.68% for the three months ended March 31, 2009 compared to 10.20% and 1.28% for the same period in 2008.

Net interest income for the three months ending March 31, 2009 totaled $6.56 million, up $964,000 or 17.2% from the $5.59 million of net interest income earned in the first three months of 2008, as the $1.349 million of additional net interest income of the combined Traders Bank more than offset the 6.9% decrease in net interest income of Premier’s other five banks.  The operations from the acquisitions of Citizens First Bank (“Citizens First) and Traders Bankshares, Inc. (“Traders”), (now merged together as Traders Bank), both of which occurred at the close of business on April 30, 2008 are included in the consolidated financial statements of Premier only from the date of acquisition and thus are not included in the comparison first quarter of 2008 results.  Interest income in 2009 increased by $709,000 or 8.4%, as a result of the $1.95 million of interest income added by the operations of Traders Bank.  Excluding the operations of Traders Bank, interest income decreased by $1.24 million or 14.7% in 2009.  Interest income on loans decreased by $798,000, due to lower loan yields even though on a higher average volume of loans outstanding.  Interest earned on investments decreased $151,000, due to lower average yields on a lower average volume of investments.  Interest earned on federal funds sold decreased by $288,000, largely due lower yields earned resulting from the Federal Reserve Board of Governors’ policy to stimulate the economy by maintaining the federal funds sold rate near 0.25%.

Partially offsetting the decrease in interest income, interest expense decreased in total by $255,000 or 9.0% in 2009 compared to 2008, which includes the $602,000 of increase in interest expense in 2009 from the Traders Bank operations.  Excluding the Traders Bank operations, interest expense decreased by $857,000 or 30.3% in 2009 compared to the first quarter of 2008.  Interest expense on deposits decreased by $837,000 or 32.3%, largely due to lower rates paid, although on a slightly higher average balance outstanding.  Interest expense on repurchase agreements and other short-term borrowings decreased $20,000, largely due to lower rates paid even though on a larger average balance.  Interest expense on FHLB advances and other borrowings remained unchanged as the increase in interest expense from higher average balance of these borrowings was offset by the lower rates paid on the variable rate portion of the other borrowings.  The decreases in all sources of interest income and expense (excluding the operations of Traders Bank) in 2009 are largely the result of the decrease in market interest rates following the Federal Reserve Bank Board of Governors’ monetary policy changes in 2008.  The Board of Governors’ policy to reduce the federal funds rate to nearly zero coupled with the U.S. Treasury actively buying investment securities has significantly reduced the yield on much of Premier’s earning assets including investments, federal funds sold and variable rate loans.  Premier has tried to offset some of the lower interest income by lowering the rates paid on its deposits and repurchase agreements with customers.  The overall result has been a decrease in Premier’s net interest margin in the first three months of 2009 to 4.01% compared to 4.38% for the same period in 2008.

Additional information on Premier’s net interest income for the first quarter of 2009 and first quarter of 2008 is contained in the following table.

PREMIER FINANCIAL BANCORP, INC.
AVERAGE CONSOLIDATED BALANCE SHEETS
AND NET INTEREST INCOME ANALYSIS

	Three Months Ended March 31, 2009			Three Months Ended March 31, 2008
	Balance	Interest	Yield/Rate	Balance	Interest	Yield/Rate
Assets
Interest Earning Assets
Federal funds sold and other	$41,113	$18	0.18%	$39,118	$308	3.16%
Securities available for sale
Taxable	151,572	1,636	4.32	132,485	1,530	4.62
Tax-exempt	7,241	57	4.77	3,809	36	5.73
Total investment securities	158,813	1,693	4.34	136,294	1,566	4.65
Total loans	464,705	7,425	6.48	338,610	6,553	7.76
Total interest-earning assets	664,631	9,136	5.58%	514,022	8,427	6.59%
Allowance for loan losses	(8,569)			(6,560)
Cash and due from banks	24,380			14,222
Other assets	47,084			27,234
Total assets	$727,526			$548,918

Liabilities and Equity
Interest-bearing liabilities
Interest-bearing deposits	$493,293	2,353	1.93	$377,448	2,588	2.75
Short-term borrowings	15,690	33	0.85	12,768	53	1.66
FHLB advances	5,658	72	5.16	4,814	74	6.17
Other borrowings	15,300	120	3.18	8,208	118	5.77
Total interest-bearing liabilities	529,941	2,578	1.97%	403,238	2,833	2.82%
Non-interest bearing deposits	103,380			74,141
Other liabilities	3,762			2,735
Shareholders’ equity	90,443			68,804
Total liabilities and equity	$727,526			$548,918

Net interest earnings		$6,558			$5,594
Net interest spread			3.61%			3.77%
Net interest margin			4.01%			4.38%

Non-interest income increased $104,000 to $1,170,000 for the first three months of 2009.  Included in this increase is $228,000 of non-interest income from the operations of Traders Bank. Excluding their operations, service charges on deposit accounts decreased by $58,000 or 9.1%, secondary market mortgage income decreased by $78,000 or 48.4%, while electronic banking income (income from debit/credit cards, ATM fees and internet banking charges) increased by $18,000 or 11.0%.  The decrease in service charges on deposit accounts is largely due to lower total NSF fees as Premier believes that deposit customers seem to keep a closer watch on their available deposit balances as economic conditions tighten.  Secondary market mortgage income decreased significantly as the number of mortgage buyers in the private sector has decreased substantially and government agency buyers have increased their requirements to approve the purchase of mortgage loans.  Premier concentrates its efforts on selling high quality mortgage loans and routinely searches for new buyers for these loans; however, the volume of future sales may depend on factors beyond the control of Premier.  Electronic banking income increased largely due to continued increases in Premier’s deposit customer base and customers’ greater propensity to use electronic means to conduct their banking business.  Premier’s conversion to a more modern banking software system in 2005 has allowed Premier to offer more electronic banking services and made it easier for customers to conduct their banking electronically.

Non-interest expenses for the first quarter of 2009 totaled $5,764,000 or 3.21% of average assets on an annualized basis compared to $4,122,000 or 3.01% of average assets for the same period of 2008.  The $1,642,000 increase in non-interest expenses in 2009 when compared to the first quarter of 2008 is largely due to the $1,371,000 of additional non-interest expenses from the operations of Traders Bank.  Excluding their operations, non-interest expense in the first quarter of 2009 increased by $271,000 or 6.6%.  Excluding the operations of Traders Bank, staff costs increased by $70,000 or 3.1%, in 2009, professional fees increased by $109,000 or 60.9%, and other operating expenses increased by $129,000 or 33.2%.  These increases were partially offset by a $39,000 decrease in write-downs, expenses and sales of other real estate owned (OREO) and a $10,000 decrease in taxes other than payroll, property and income.  The increase in staff costs in 2009 was largely due to normal salary and benefit increases.  Occupancy and equipment expenses increased by only $3,000, or 0.6% in the first quarter of 2009, while outside data processing costs remained unchanged from the first quarter of 2008.  Professional fees increased largely due to legal expenses incurred in connection with the proposed acquisition of Adams and other legal fees incurred to settle outstanding lawsuits. Other operating expenses were higher in the first quarter of 2009 largely due to $125,000 of collections expenses that were reimbursed to Premier in the first quarter 2008 reducing the amount of reported expenses in 2008.  Other operating expense also includes a $23,000 or 47.9% increase in FDIC insurance premiums in the first quarter of 2009 compared to the same quarter in 2008.

Income tax expense was $633,000 for the first three months of 2009 compared to $899,000 for the first three months of 2008.  The effective tax rate for the three months ended March 31, 2009 increased slightly to 34.0% compared to the 33.6% effective tax rate for the same period in 2008.  The decrease in income tax expense can be primarily attributed to the decrease in pre-tax income detailed above.  The increase in the effective tax rate is largely due to certain expenses incurred in connection with the planned acquisition of Adams that are not deductible for income tax purposes.

B.         Financial Position

Total assets at March 31, 2009 increased $9.6 million to $734.1 million from the $724.5 million at December 31, 2008.  Earning assets increased to $667.7 million at March 31, 2009 from the $664.1 million at December 31, 2008, an increase of $3.6 million, or 0.5%.  The increase in earnings assets was largely due to an increase in federal funds sold and cash and due from banks, with a partially offsetting decrease in securities available-for-sale (see below).

Cash and due from banks at March 31, 2009 was $29.9 million, a $7.8 million increase from the $22.1 million at December 31, 2008.  Federal funds sold increased $24.3 million from the $15.9 million reported at December 31, 2008.  Changes in these two highly liquid assets are generally in response to increases in deposits, the demand for deposit withdrawals or the funding of loans and are part of Premier’s management of its liquidity and interest rate risks.  The increase in federal funds sold during the first three months of 2009 is in response to proceeds from increases in total deposits plus funds from the early redemption of investment securities by the issuers.  Premier has been reluctant to reinvest these funds as investment yields on seasoned securities have been suppressed by the U.S. Treasury’s program to purchase investment securities in the open market.  Similarly, yields on newly issued high quality securities are also very low due to the low interest rate environment resulting from the U.S. Treasury’s program and the Federal Reserve’s policy on interest rates.  The increase in cash and due from banks is a result of keeping additional funds on deposit with the Federal Reserve which is paying a higher rate of interest than most yields on Federal Funds Sold.

Securities available for sale totaled $155.6 million at March 31, 2009, a $20.2 million decrease from the $175.7 million at December 31, 2008.  The decrease was largely due to $54.4 million of investment calls at maturities that occurred during the first three months of 2009 versus the $34.2 million of new investment purchases during the same period.  The investment portfolio is predominately high quality interest-bearing bonds with defined maturity dates backed by the U.S. Government or Government sponsored agencies.  The unrealized gains at March 31, 2009 and December 31, 2008 are price changes resulting from changes in the interest rate environment.  Additional details on investment activities can be found in the Consolidated Statements of Cash Flows.

Total loans at March 31, 2009 were $466.9 million compared to $467.1 million at December 31, 2008, a decrease of approximately $237,000.  The slight decrease in loans is largely due to new loan production which substantially offset loan payoffs and principal payments during the first quarter of 2009.

Deposits totaled $604.9 million as of March 31, 2009, a $15.7 million increase from the $589.2 million in deposits at December 31, 2008.  The overall increase in deposits is due an across the board increase in deposit balances at the Premier Banks.  Non-interest bearing deposits increased by $4.5 million or 4.4%, from December 31, 2008 to March 31, 2009.  Likewise, other interest bearing deposits (CD’s under $100,000, savings accounts and interest bearing transaction accounts) increased by $4.9 million or 1.2% during the same time frame.  Time deposits $100,000 and over increased by $6.3 million or 8.9%, from December 31, 2008 to March 31, 2009.  Contrary to the trend in total deposits, repurchase agreements with corporate and public entity customers decreased during the first quarter of 2009, declining by $5.0 million to $13.3 million as of March 31, 2009.

Federal Home Loan Bank (FHLB) advances declined by $44,000 in the first three months of 2009, and other borrowed funds decreased by $482,000 during that time due to regularly scheduled principal payments.  FHLB advances also decreased by $1.0 million as the $3.0 million of overnight borrowings from the FHLB at December 31, 2008 was reduced to $2.0 million at March 31, 2009.  See Note 5 to the consolidated financial statements for additional information on Premier’s outstanding FHLB advances.

The following table sets forth information with respect to Premier’s nonperforming assets at March 31, 2009 and December 31, 2008.

	(In Thousands)
	2009	2008
Non-accrual loans	$7,377	$6,943
Accruing loans which are contractually past due 90 days or more	702	625
Restructured	1,410	1,203
Total non-performing loans	9,489	8,771
Other real estate acquired through foreclosure (OREO)	981	1,056
Total non-performing assets	$10,470	$9,827

Non-performing loans as a percentage of total loans	2.03%	1.88%

Non-performing assets as a percentage of total assets	1.43%	1.36%

Total non-performing loans have increased since year-end, due to increases on non-accrual loans, loans past due 90 days or more and loans restructured in an effort help borrowers meet their obligation to repay their loans.  These increases were partially offset by a decrease in other real estate acquired through foreclosure.  The increase in non-accrual loans was largely due to three commercial credits going past due at the newly acquired Traders Bank.  Premier continues to make a significant effort to reduce its past due and non-performing loans by reviewing loan files, using the courts to bring borrowers current with the terms of their loan agreements and/or the foreclosure and sale of OREO properties.  As in the past, when these plans are executed, Premier may experience increases in non-performing loans and non-performing assets.  Furthermore, any resulting increases in loans placed on non-accrual status will have a negative impact on future loan interest income.  Also, as these plans are executed, other loans may be identified that would necessitate additional charge-offs and potentially additional provisions for loan losses.

During the first quarter of 2009, Premier recorded $102,000 of additional provisions for loan losses.  This compares to the reversal $135,000 of previously recorded provisions for loan losses, commonly referred to as “negative provisions”, during the first quarter of 2008.  Any increases or decreases in the provision for loan losses are made in accordance with Premier’s policies regarding management’s estimation of probable incurred losses in the loan portfolio and the adequacy of the allowance for loan losses, which are in accordance with accounting principles generally accepted in the United States of America.  The additional provisions recorded during the first quarter of 2009 were in response to Premier’s estimation of increased credit risk in the loan portfolio due to uncertainties related to the ability of borrowers’ to repay loans in a declining economy, Premier’s increase in non-accrual and loans past due more than 90 days and the level of charge-offs recorded during the first three months of 2009.  The negative provisions in the first quarter of 2008 were the combined result of continued improvement in the estimated credit risk at banks formerly subject to regulatory agreements, payments on loans previously identified as having significant credit risk, net recoveries recorded during the quarter and the $10.6 million decline in loans outstanding.  In the coming months, as management evaluates the adequacy of the allowance for loan losses,

Premier will continue to monitor the impact that national housing market price declines may have on its local markets and local collateral valuations and also the impact that the downturn in the national economy will have on local businesses and individual borrowers, potentially affecting their repayment patterns.  While some price deterioration is expected, it is not currently anticipated that Premier’s markets will be impacted as severely as other areas of the country due to the historically modest increases in real estate values in Premier’s markets.  Future provisions to the allowance for loan losses, positive or negative, will depend on future improvement or deterioration in estimated credit risk in the loan portfolio as well as whether additional payments are received on loans having significant credit risk.

Gross charge-offs totaled $165,000 during the first three months of 2009.  Any collections on these loans would be presented in future financial statements as recoveries of the amounts charged against the allowance.  Recoveries recorded during the first three months of 2009 totaled $106,000, resulting in net charge-offs for the first quarter of 2009 of $59,000.  This compares to $45,000 of net recoveries recorded in the first quarter of 2008.  The allowance for loan losses at March 31, 2009 was 1.84% of total loans as compared to 1.83% at December 31, 2008.  The slightly increasing percentage of allowance for loan losses to total loans is largely due to $102,000 of additional provisions for loan losses exceeding the $59,000 of net charge-offs recorded in the first quarter of 2009 as there was very little change in total loans outstanding during that time.

C.         Critical Accounting Policies

Premier follows financial accounting and reporting policies that are in accordance with generally accepted accounting principles in the United States of America.  These policies are presented in Note 1 to the consolidated audited financial statements in Premier's annual report on Form 10-K for the year ended December 31, 2008.  Some of these accounting policies, as discussed below, are considered to be critical accounting policies.  Critical accounting policies are those policies that require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.  Premier has identified two accounting policies that are critical accounting policies, and an understanding of these policies is necessary to understand the financial statements.  These policies relate to determining the adequacy of the allowance for loan losses and the impairment of goodwill.  A detailed description of these accounting policies is contained in Premier’s annual report on Form 10-K for the year ended December 31, 2008.  There have been no significant changes in the application of these accounting policies since December 31, 2008.

       Management believes that the judgments, estimates and assumptions used in the preparation of the consolidated financial statements are appropriate given the factual circumstances at the time.

D.         Liquidity

Liquidity objectives for Premier can be expressed in terms of maintaining sufficient cash flows to meet both existing and unplanned obligations in a cost effective manner.  Adequate liquidity allows Premier to meet the demands of both the borrower and the depositor on a timely basis, as well as pursuing other business opportunities as they arise.  Thus, liquidity management embodies both an asset and liability aspect while attempting to maximize profitability. In order to provide for funds on a current and long-term basis, the Premier Banks rely primarily on the following sources:

1.
Core deposits consisting of both consumer and commercial deposits and certificates of deposit of $100,000 or more.  Management believes that the majority of its $100,000 or more certificates of deposit are no more volatile than its other deposits.  This is due to the nature of the markets in which the subsidiaries operate.

2.	Cash flow generated by repayment of loans and interest.

3.	Arrangements with correspondent banks for purchase of unsecured federal funds.

4.	The sale of securities under repurchase agreements and borrowing from the Federal Home Loan Bank.

5.	Maintenance of an adequate available-for-sale security portfolio. Premier owns $155.6 million of securities at market value as of March 31, 2009.

The cash flow statements for the periods presented in the financial statements provide an indication of Premier’s sources and uses of cash as well as an indication of the ability of Premier to maintain an adequate level of liquidity.

E.         Capital

At March 31, 2009, total shareholders’ equity of $90.0 million was 12.3% of total assets.  This compares to total shareholders’ equity of $89.4 million or 12.3% of total assets on December 31, 2008.

Tier I capital totaled $61.1 million at March 31, 2009, which represents a Tier I leverage ratio of 8.7%.  This ratio is unchanged from the 8.7% at December 31, 2008 as the growth in Tier I capital kept pace with the growth in total assets during the first quarter of 2009.

Book value per share was $14.08 at March 31, 2009, and $13.99 at December 31, 2008.  The increase in book value per share was the result of the $0.19 per share earned during the quarter less the $0.11 per share common dividend.  Also increasing the book value per share was $68,000 of other comprehensive income for the first three months of 2009 related to the after tax increase in the market value of investment securities available for sale.

PREMIER DIRECTORS

Nominee	Principal Occupation or Employment(1)	Age	Director of Premier Continuously Since

Toney K. Adkins	President and Chief Operating Officer, Champion Industries, Inc. (commercial printing and office supplies) (2)	59	7/12/91
Hosmer A. Brown, III	Attorney-at-Law	88	4/18/01
Edsel R. Burns	President, Energy Services of America Corporation(3)	58	7/19/00
E.V. Holder, Jr.	Attorney-at-law	77	7/12/91
Keith F. Molihan	Retired Executive Director, Ironton/Lawrence County Area Community Action Organization	66	9/14/99
Marshall T. Reynolds	Chairman and Chief Executive Officer, Champion Industries, Inc. (4)	72	1/19/96
Neal W. Scaggs	President, Baisden Brothers, Inc.	73	9/8/98
Robert W. Walker	President and Chief Executive Officer of Premier(5)	62	10/17/01
Thomas W. Wright	Owner and Chairman, NexQuest, Inc. (management company)	57	4/18/01

(1)	Except where otherwise indicated, this principal occupation or employment has continued during the past five years.

(2)	Prior to becoming President and Chief Operating Officer of Champion Industries on January 25, 2005, Mr. Adkins served as its Vice President - Administration since 1996.

(3)
Prior to becoming President of Energy Services of America Corporation on October 1, 2008, Mr. Burns served as President of C. J. Hughes Construction Company since September, 2002.  He served as Chief Financial Officer of Genesis Health Systems from June 2001 until December 31, 2001.  He served as Chief Financial Officer of Central City Online from March 2000 to April 2001.  From January 1999 to March 2000 he was on the audit staff of Arnett and Foster, PLLC.  Prior to that, he worked in various financial positions with Banc One Corporation.

(4)
Mr. Reynolds serves as Premier's Chairman of the Board.  From 1985 to November 1993, Mr. Reynolds also served as Chairman of the Board of Directors of Bank One West Virginia, N.A. (and its predecessor, Key Centurion Bancshares, Inc.).

(5)
Prior to becoming the President and Chief Executive Officer of Premier, Mr. Walker was President of Boone County Bank, Inc. from September 1998 to October 2001.  Prior to that, Mr. Walker was a regional president at Bank One West Virginia N.A.

Other Directorships

Premier's Chairman of the Board, Marshall T. Reynolds, serves as a director of the following publicly held companies or banks whose shares are registered under the Securities Exchange Act of 1934: Abigail Adams Bancorp, Inc., Washington, D.C.; Champion Industries, Inc., Huntington, West Virginia; First Guaranty Bank, Hammond, Louisiana; First State Financial Corporation, Sarasota, Florida; Portec Rail Products, Inc. Pittsburgh, Pennsylvania, and Energy Services of America Corporation., Huntington, West Virginia.  Directors Neal W. Scaggs and Thomas W. Wright also serve as directors of First State Financial Corporation and Portec Rail Products, Inc.  Directors Scaggs, Keith F. Molihan and Edsel R. Burns also serve as directors of Energy Services of America Corporation.  In addition, director Scaggs is also a director of Champion Industries, Inc.

CERTAIN INFORMATION CONCERNING THE BOARD OF DIRECTORS OF PREMIER

Board Meetings and Committees

During 2008, the full Board of Directors met 16 times, the Compensation Committee and the Information Technology Committee each met three times, the Nominating Committee met once, and the Audit Committee met ten times.  Each director attended seventy-five percent or more of all meetings of the Board of Directors and committees of the Board on which he serves.  Premier strongly encourages all members of the Board of Directors to attend the annual meeting of shareholders each year.  At the prior year's annual shareholder meeting, all directors were in attendance.

The Board of Directors consists of a majority of "independent directors" as such term is defined in the Nasdaq Stock Market Marketplace Rules.  The Board of Directors has determined that Hosmer A. Brown, III, E.V. Holder, Jr., Keith F. Molihan, Neal W. Scaggs and Thomas W. Wright are independent directors.  The independent directors met twice in executive session during 2008.

The Board of Directors has three standing committees: a Compensation Committee, a Nominating Committee and an Audit Committee.

Compensation of the Board of Directors

Directors who are not full time employees of Premier or any subsidiary receive fees of $1,000 a month for their services.  Board members are also reimbursed for expenses incurred in connection with their services as directors.  Directors receive no compensation for attending committee meetings.

Nominating Committee

The Nominating Committee nominates individuals to serve on Premier’s Board of Directors, to serve on other committees of the Board of Directors, and to serve on the boards of directors of Premier’s subsidiaries.  The Nominating Committee currently consists of Messrs. Wright, Molihan and Scaggs, all of whom are independent directors as defined in the Nasdaq Stock Market Marketplace Rules.  A copy of the Nominating Committee charter was attached as Exhibit A to the 2007 annual meeting proxy statement which was filed with the SEC on April 24, 2007.

When considering a potential director candidate, the Nominating Committee looks for personal and professional integrity, demonstrated ability and judgment and business experience.  The Nominating Committee will review and consider director nominees recommended by the shareholders.  There are no differences in the manner in which the Nominating Committee evaluates director nominees based on whether the nominee is recommended by a shareholder.

Audit Committee

The Audit Committee meets with Premier’s financial management, internal auditors and independent auditors and reviews the accounting principles and the scope and control of Premier’s financial reporting practices.  The Audit Committee makes reports and recommendations to the Board with respect to audit matters and oversees the internal audit function, reviews the internal audit reports, and provides direction for the resolution of internal audit findings and recommendations.  The Audit Committee also recommends to the Board the appointment of the firm selected to be independent certified public accountants for Premier and monitors the performance of such firm; reviews and approves the scope of the annual audit and evaluates with the independent certified public accountants Premier's annual audit and annual Consolidated Financial Statements; and reviews with management the status of internal accounting controls and internal audit procedures and results.  The Audit Committee consists of Messrs. Brown, Scaggs, Wright and Molihan.  The Audit Committee is required to have and will continue to have at least three members, all of whom must be "independent directors" as defined in the Marketplace Rules of the Nasdaq Stock Market.

The Board determined that Messrs. Brown, Scaggs, Molihan, and Wright are financially literate in the areas that are of concern to Premier, and are able to read and understand fundamental financial statements.  The Board has also determined that Messrs. Brown, Scaggs, Molihan, and Wright each meet the independence requirements set forth in the Marketplace Rules of the Nasdaq Stock Market.

The Securities and Exchange Commission ("SEC") has adopted rules to implement certain requirements of the Sarbanes-Oxley Act of 2002 pertaining to public company audit committees.  One of the rules adopted by the SEC requires a company to disclose whether it has an "audit committee financial expert" serving on its audit committee.

From May 1, 2005 to October 1, 2008, Director Edsel R. Burns served as the audit committee financial expert under the rules adopted by the SEC.  During that time, the Board also determined that Mr. Burns met the independence requirements set forth in the Marketplace Rules of the Nasdaq Stock Market.  However, on October 1, 2008, Director Burns became President of Energy Services of America Corporation, a publicly traded company of which Marshall T. Reynolds is Chairman and Chief Executive Officer.  Premier’s Board of Directors believes that in his capacity as President of Energy Services of America Corporation, Director Burns is no longer an independent director of Premier.  As such, Mr. Burns resigned from the Audit Committee.  Based on its review of the criteria of an audit committee financial expert under the rule adopted by the SEC the Board of Directors does not believe that any other member of the Board of Directors' Audit Committee could be described as an audit committee financial expert.  The Board has not yet determined whether to search for an audit committee financial expert to replace Mr. Burns or the appropriate process for such search.

Compensation Committee

The Compensation Committee consists of Messrs. Wright, Scaggs and Molihan, all of whom are independent directors as defined in the Nasdaq Stock Market Marketplace Rules. The Committee reviews and determines salaries and other benefits for executive and senior management of Premier and its subsidiaries, reviews and determines the employees to whom stock options are to be granted and the terms of such grants, and reviews the selection of officers who participate in incentive and other compensation plans and arrangements. The Committee establishes the management compensation policy and the general compensation policies of Premier.

EXECUTIVE OFFICERS OF PREMIER

The individuals named in the following table are the executive officers of Premier under applicable SEC disclosure rules.  Except as otherwise indicated, each executive officer has held the position indicated for the last five years.

Name	Age	Position
Marshall T. Reynolds	72	Chairman of the Board
Robert W. Walker	62	President and Chief Executive Officer
Brien M. Chase	44	Senior Vice President and Chief Financial Officer (Principal Accounting Officer)
Dennis Klingensmith	55	Senior Vice President, Premier (Chief Executive Officer, First Central Bank)
Scot A. Kelley	52	Vice President, Credit Administration
Katrina Whitt	34	Vice President, Human Resources

Mr. Walker has held his current position since October, 2001.  From September, 1998 until October, 2001 Mr. Walker was President, Boone County Bank, Inc.  Prior to that time, Mr. Walker was a Regional Vice President at Bank One, West Virginia, N.A.  Mr. Walker also serves on Premier’s asset/liability management committee.

Mr. Chase began his duties as CFO of Premier in April, 2002.  From June 1994 to January 2001, Mr. Chase was corporate accounting manager for One Valley Bancorp, Inc.  He also served as controller for four of the One Valley Bancorp subsidiaries.  Prior to that time, Mr. Chase was the senior accountant for One Valley Bancorp for six years.  Mr. Chase also serves on Premier’s asset/liability management committee.

Mr. Klingensmith has held his current position since June, 1998 and has served as Chief Executive Officer of First Central Bank since November 2001.  Prior to that time, Mr. Klingensmith was an area Chief Executive Officer for Bank One, West Virginia, N. A.  Mr. Klingensmith was also acting Chief Executive Officer of Citizens’ Bank (Kentucky), Inc. from November 2002 to February 2003 and acting Chief Executive Officer of Farmers Deposit Bank from June 2003 to October 2003.  Mr. Klingensmith also serves on Premier’s asset/liability management committee.

Mr. Kelley began his duties in charge of Credit Administration in August, 2003.  Prior to that time, Mr. Kelley served Bank One, West Virginia, N.A in several capacities including Manager of Credit Analysis, Internal Auditor and Branch Manager from 1991 to 2003.  Mr. Kelley was appointed as Vice President of Premier in March, 2008.

Ms. Whitt began her duties in charge of Human Resources in July, 2003.  From October 1998 to July 2003, Ms. Whitt was Human Resources Generalist for Applied Card Systems.  Ms. Whitt was appointed as Vice President of Premier in March, 2008.

COMPENSATION DISCUSSION AND ANALYSIS

Premier has identified only three executives that meet the definition of a “named executive officer” to be discussed in the Compensation Discussion and Analysis; the Chief Executive Officer, Robert W. Walker, the Chief Financial Officer, Brien M. Chase and Senior Vice President, Dennis J. Klingensmith.  The following discussion details Premier’s goals in how it compensates these named executive officers, analyzes how the elements in Premier’s compensation programs meet these goals, discusses how Premier determines the actual amounts paid to the named executive officers and finally presents, in tabular form, the amounts of compensation paid to each named executive officer in 2008.

The objectives of Premier’s compensation program are to attract and retain qualified individuals of high integrity, to motivate them to achieve the goals set forth in Premier’s business plan; to link executive and stockholder interests through incentive-based compensation; and to enhance Premier’s performance, measured by both short-term and long-term achievements.  Premier believes these goals will provide consistent, long-term shareholder value as well as build a vibrant franchise that will attract locally well known community bankers and customers.

To achieve these goals, Premier compensates its named executive officers using a base salary, a performance based annual bonus, and stock option awards.  Premier believes the interests of Premier and its shareholders are served by this three-part approach.  Under this approach the compensation of executive officers involves a part of their pay that is “at risk”--namely, the annual bonus and any stock option awards.  The variable annual bonus permits individual performance to be recognized on an annual basis, and is based, in significant part, on the performance of the respective executive officer, whereas stock option grants typically only have value to the executive officer if there is a rise in Premier’s stock price beyond the grant date.

To attract and retain qualified individuals of high integrity, Premier pays a competitive base salary to its executive officers and offers the option to participate in customary benefits such as medical insurance and a 401(k) retirement plan.  Salaries are commensurate with an individual’s experience; ability to lead, implement and achieve Premier’s strategic goals; capability in enhancing Premier’s performance in light of potentially adverse changes in banking regulation, interest rates, the local and/or national economy, and other factors beyond the influence of management; and the executive’s level of integrity in dealing with customers, employees, shareholders and the directorship.

To reward short-term performance, Premier pays a discretionary annual bonus to the named executive officers as well as other key employees of Premier.  The bonus rewards better than anticipated financial performance, such as asset growth, income enhancing strategies, expense reduction strategies, and non-performing asset resolution.  The bonus also rewards other events such as successful regulatory examinations, the ability to recruit replacement management, quality financial disclosures and controls, strategic acquisitions or dispositions and other events Premier may consider from time-to-time.

To reward long-term performance and enhancements to long-term shareholder value, Premier offers stock options to the named executive officers as well as other key employees of Premier.  Options are typically granted once a year, near the beginning of the year, in conjunction with a regularly scheduled board of directors meeting.  Scheduling decisions are made without regard to anticipated earnings or other major announcements by Premier.  As a matter of practice, Premier does not reprice stock options.  To reward long-term performance, the options typically vest in three equal annual installments beginning on the grant date and have a maximum ten-year term.  Premier believes the vesting schedule also provides incentive for the named executive officers to continue their employment with Premier.

The annual bonus, number of stock options and salary increase, if any, are determined annually.  Premier uses surveys conducted by local state banking associations to assess competitive market place compensation for its executive officers and uses ranges of compensation rather than specific targets.  The named executive officers do not have employment, severance or change-of-control agreements. They serve at the will of the Board of Directors, which enables Premier to terminate their employment with discretion as to the terms of any severance arrangement.

For any annual bonus, the Chief Executive Officer reviews the estimated full year financial results with the Board of Directors and, if appropriate, an annual bonus pool is determined.  Allocations from the pool are made to Premier’s subsidiary banks whose senior management make individual award recommendations.  Premier does not use rigid incentive formulas to determine the annual bonus, as simple formulas may tend to improperly favor one aspect of financial performance to the detriment of others, while complex formulas provide no real focus or are inevitably adjusted for unforeseen events.  A recommendation as to the bonus to be paid to each executive officer is based on an evaluation by the Chief Executive Officer of their individual performance for the prior year and their contribution toward Premier’s performance as a whole. After reviewing the final full year results, the Compensation Committee, with input from the Chief Executive Officer with respect to the other named executive officers and affiliate bank presidents, uses discretion in evaluating the individual award recommendations and determining the actual bonus amount to be awarded.  Premier believes that the annual bonus rewards those high-performing individuals who drive the financial results and long-term performance of Premier.

Similar to the annual bonus, the number of stock options granted to individuals is determined, with input from the Chief Executive Officer, by the Compensation Committee.  The number of stock options granted annually is modest so as not to dilute earnings per share either through the increase in the number of shares outstanding or through recorded stock compensation expense.  Stock options are granted with an exercise price equal to the closing price on the grant date and therefore only have value to the optionee if there is a rise in Premier’s stock price beyond the grant date.  Premier believes it is the accumulation of options over time that provides the real incentive for the named executive officers to propel Premier’s value to ever higher levels.

On November 14, 2008, Premier applied to participate in the U.S. Treasury Troubled Asset Relief Program (“TARP”) Capital Purchase Program (“CPP”).  To participate in the CPP, Premier will be required to adopt the U.S. Treasury’s standards for executive compensation and corporate governance, for the period during which the U.S. Treasury holds equity issued under the CPP.  The foregoing requirements will preclude future payment of cash bonuses to Mr. Walker while TARP funds are outstanding.  Otherwise, the Premier Board of Directors does not anticipate that any material changes would need to be made to Premier’s existing compensation plans and arrangements to comply with the U.S. Treasury’s standards for executive compensation and corporate governance

The specific compensation amounts for each of Premier’s named executive officers for 2008 reflect the continued improvement in Premier’s financial performance.  A more detailed analysis of Premier’s 2008 financial results is contained in the Management Discussion and Analysis section contained in the annual report to shareholders and Premier’s Form 10-K filed with the Securities and Exchange Commission.

In determining the named executive officers’ compensation for 2008, the Compensation Committee considered Premier’s performance during 2007.  Net income increased from $6,501,000 in 2006 to $7,119,000 for 2007.  Earnings per share increased from $1.24 in 2006 to $1.36 in 2007.  The net interest margin improved from 4.32% in 2006 to 4.42% in 2007.  Net overhead costs decreased from 2.56% of average earning assets in 2006 to 2.32% of average earning assets in 2007.  Non-performing assets decreased from $7,453,000 at December 31, 2006 to $5,807,000 at December 31, 2007.  Net loan charge-offs remained low at $86,000 in 2007 and $70,000 in 2006.  Loans outstanding increased from $343,797,000 at December 31, 2006 to $346,570,000 at December 31, 2007.  On October 24, 2007, Premier entered into a merger agreement with Citizens First Bank, Inc., a $60 million bank located in Ravenswood, West Virginia.  On November 27, 2007, Premier entered into a merger agreement with Traders Bankshares, Inc., a $105 million single bank holding company located in Spencer, West Virginia.  Premier continued paying quarterly cash dividends to shareholders during 2007, increasing the quarterly dividend to $0.10 per share in March 2007.  Both Citizens First Bank, Inc. and Traders Bankshares, Inc. were acquired by Premier on April 30, 2008.

Based upon an evaluation of his contributions toward these and other events in 2007, his leadership performance and his potential to improve long-term shareholder value, the Compensation Committee granted Mr. Walker a salary increase of $10,500 in 2008 to $220,500 annually.  Considering the specific accomplishments achieved by Premier in 2007 and Mr. Walker’s integral part in negotiating and executing the merger agreements with Citizens First Bank, Inc. and Traders Bankshares, Inc., the Compensation Committee awarded Mr. Walker a $25,000 cash bonus which was paid in February 2008.  To continue to incent Mr. Walker to continue with his successful turnaround of Premier’s financial performance, to complete and facilitate the successful acquisitions of Citizens First Bank, Inc. and Traders Bankshares, Inc. and to reward him for long-term improvements in the stock’s value, the Compensation Committee granted him 10,000 options to buy Premier stock at $12.92 per share (the closing price on the February 20, 2008 grant date.)  This grant increased Mr. Walker’s total options to buy Premier stock to 32,750.  Additional information on Mr. Walker’s 2008 compensation is detailed in the tables below.

Based upon an evaluation of his contributions toward achieving Premier’s performance in 2007 as summarized above, his leadership in providing clear, concise and quality financial disclosures to the Board of Directors and shareholders through Premier’s annual and quarterly reports and this proxy statement, and his potential to improve long-term shareholder value, the Compensation Committee granted Mr. Chase a salary increase of $5,137 in 2008 to $96,863 annually.  Considering the specific accomplishments achieved by Premier in 2007 and Mr. Chase’s integral part in negotiating and executing the merger agreements with Citizens First Bank, Inc. and Traders Bankshares, Inc. and his preparation of the regulatory filings to facilitate the required approvals for the mergers, the Compensation Committee awarded Mr. Chase a $16,500 cash bonus which was paid in February 2008.  To continue to incent Mr. Chase to continue improve Premier’s financial performance, to complete and facilitate the successful acquisitions of Citizens First Bank and Traders Bankshares, Inc., and to reward him for long-term improvements in the stock’s value, the Compensation Committee granted him 5,000 options to buy Premier stock at $12.92 per share (the closing price on the February 20, 2008 grant date.)  This grant increased Mr. Chase’s total options to buy Premier stock to 16,500.  Additional information on Mr. Chase’s 2008 compensation is detailed in the tables below.

Based upon an evaluation of his contributions toward achieving Premier’s performance in 2007 as summarized above; his banking insight as Chief Executive Officer of First Central Bank located in Premier’s fastest growing market; his leadership at First Central which brought in over $11.0 million of new net loan volume to Premier and his potential to improve long-term shareholder value, the Compensation Committee granted Mr. Klingensmith a salary increase of $4,900 in 2008 to $127,100 annually.  Considering the specific accomplishments achieved by Premier in 2007, the Compensation Committee awarded Mr. Klingensmith a $9,000 cash bonus which was paid in February 2008.  To continue to incent Mr. Klingensmith to continue improve Premier’s financial performance and to reward him for long-term improvements in the stock’s value, the Compensation Committee granted him 3,000 options to buy Premier stock at $12.92 per share (the closing price on the February 20, 2008 grant date.)  This grant increased Mr. Klingensmith’s total options to buy Premier stock to 17,000.  Additional information on Mr. Klingensmith’s 2008 compensation is detailed in the tables below.

Summary Compensation Table

The following table summarizes compensation earned in each of the three years ended December 31, 2008 by Premier's named executive officers.

Name and principal position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards (1) ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value And Nonqualified Deferred Compensation Earnings ($)	All Other Compensation (2) (3) ($)	Total ($)
Robert W. Walker	2008	220,500	25,000	---	22,832	---	---	11,018	279,350
President and CEO	2007	210,000	20,000	---	21,633	---	---	9,820	261,453
	2006	200,000	20,000	---	20,747	---	---	9,030	249,777
Brien M. Chase	2008	102,000	16,500	---	11,415	---	---	4,411	134,326
Senior Vice President	2007	96,863	10,000	---	10,679	---	---	3,818	121,360
and CFO	2006	92,500	10,000	---	10,373	---	---	3,346	116,219
Dennis Klingensmith	2008	127,100	9,000	---	9,414	---	---	6,507	152,021
Sr. Vice President and	2007	122,200	10,000	---	12,982	---	---	5,975	151,157
CEO First Central Bank	2006	117,500	12,500	---	12,480	---	---	5,432	147,912

________________________

(1)
The amounts reported in this column represent the dollar amount recognized as expense for financial statement reporting purposes for the years ended December 31, 2008, 2007 and 2006 for the fair value of stock options granted to each of the named executive officers in accordance with SFAS 123R.  Premier's option grants vest in three equal annual installments and therefore the amount expensed in 2008 includes the first vesting year of the 2008 option grant, the second vesting year of the 2007 option grant and the third vesting year of the 2006 option grant.  Similarly, the amount expensed in 2007 includes the first vesting year of the 2007 option grant, the second vesting year of the 2006 option grant and the third vesting year of the 2005 option grant and the amount expensed in 2006 includes the first vesting year of the 2006 option grant, the second vesting year of the 2005 option grant and the third vesting year of the 2004 option grant.  Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.  More information about stock compensation expense, including the assumptions used in the calculation of these amounts, is included in footnote 13 to Premier’s audited financial statements for the fiscal year ended December 31, 2008 included in Premier’s Annual Report on Form 10-K filed with the Securities and Exchange Commission.  These amounts reflect Premier's accounting expense for these awards and do not necessarily correspond to the actual value that may be ultimately recognized by the named executive officers.

(2)
Premier provides automobiles to Mr. Walker and Mr. Klingensmith due to their extensive travel for business purposes.  Premier's expense for providing the vehicle for the executive's personal use along with all other perquisites does not exceed $10,000 and therefore is not included in this table.

(3)	All other compensation consists of Premier's matching contributions to the executive's 401k plan account and amounts paid by Premier for the executive's participation in Premier’s benefit programs.

Grants of Plan Based Awards in Fiscal Year 2008

The following table provides information about options granted to the named executive officers in 2008.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards:	All Other Option Awards:
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold ($)	Target ($)	Maximum ($)	Number of Shares of Stock or Units (#)	Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
Robert W. Walker	Feb-20-2008	n/a	n/a	n/a	n/a	n/a	n/a	n/a	10,000	12.92	25,500
Brien M. Chase	Feb-20-2008	n/a	n/a	n/a	n/a	n/a	n/a	n/a	5,000	12.92	12,750
Dennis J. Klingensmith	Feb-20-2008	n/a	n/a	n/a	n/a	n/a	n/a	n/a	3,000	12.92	7,650
________________________

(1)
Options awarded in 2008 vest in three equal annual installments beginning on February 20, 2009.  The exercise price of the options awarded in 2008 was the closing price on February 20, 2008, the date of grant.  The $2.55 per share grant date fair value of each option awarded was determined using SFAS 123R as more fully described in footnote 13 to Premier's December 31, 2008 Financial Statements.

Outstanding Equity Awards at 2008 Fiscal Year-End

The following table provides information on the current holdings of stock options by the name executive officers.  This table includes unexercised and unvested option awards.  Each option grant is shown separately for each named executive officer.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Options (#)	Number of Securities Underlying Unexercised Options (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
	Exercisable	Unexercisable	(#)	($)	Date	(#)	($)	(#)	($)
Robert W. Walker	0	10,000	n/a	12.92	Feb-20-2018	n/a	n/a	n/a	n/a
	1,667	3,333	n/a	14.22	Jan-17-2017	n/a	n/a	n/a	n/a
	3,334	1,666	n/a	16.00	Feb-16-2016	n/a	n/a	n/a	n/a
	5,000	0	n/a	11.62	Jan-19-2015	n/a	n/a	n/a	n/a
	4,000	0	n/a	9.30	Feb-18-2014	n/a	n/a	n/a	n/a
	3,750	0	n/a	7.96	Jan-15-2013	n/a	n/a	n/a	n/a
Brien M. Chase	0	5,000	n/a	12.92	Feb-20-2018	n/a	n/a	n/a	n/a
	834	1,666	n/a	14.22	Jan-17-2017	n/a	n/a	n/a	n/a
	1,667	833	n/a	16.00	Feb-16-2016	n/a	n/a	n/a	n/a
	2,000	0	n/a	11.62	Jan-19-2015	n/a	n/a	n/a	n/a
	2,000	0	n/a	9.30	Feb-18-2014	n/a	n/a	n/a	n/a
	2,000	0	n/a	7.96	Jan-15-2013	n/a	n/a	n/a	n/a
Dennis J. Klingensmith	0	3,000	n/a	12.92	Feb-20-2018	n/a	n/a	n/a	n/a
	1,000	2,000	n/a	14.22	Jan-17-2017	n/a	n/a	n/a	n/a
	2,000	1,000	n/a	16.00	Feb-16-2016	n/a	n/a	n/a	n/a
	3,000	0	n/a	11.62	Jan-19-2015	n/a	n/a	n/a	n/a
	2,500	0	n/a	9.30	Feb-18-2014	n/a	n/a	n/a	n/a
	2,500	0	n/a	7.96	Jan-15-2013	n/a	n/a	n/a	n/a

Director Compensation

The following table summarizes compensation earned in 2008 by Premier's directors.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Toney K. Adkins	10,500	n/a	n/a	n/a	n/a	n/a	10,500
Hosmer A. Brown, III	10,500	n/a	n/a	n/a	n/a	n/a	10,500
Edsel R. Burns	10,500	n/a	n/a	n/a	n/a	n/a	10,500
E.V. Holder, Jr.	10,500	n/a	n/a	n/a	n/a	n/a	10,500
Keith F. Molihan	10,500	n/a	n/a	n/a	n/a	n/a	10,500
Marshall T. Reynolds	10,500	n/a	n/a	n/a	n/a	n/a	10,500
Neal W. Scaggs	10,500	n/a	n/a	n/a	n/a	n/a	10,500
Robert W. Walker	(1)	n/a	n/a	n/a	n/a	n/a	0
Thomas W. Wright	10,500	n/a	n/a	n/a	n/a	n/a	10,500

________________________

(1)	In accordance with Premier policy, as an employee of Premier, Mr. Walker does not receive any director compensation.

Equity Compensation Plan Information

The following table gives information about Premier’s common stock that may be issued upon the exercise of options, warrants and rights under its equity compensation plan, the 2002 Stock Option Plan, as of December 31, 2008.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (Excluding securities reflected in column (a)) (c)
Equity compensation plans approved by shareholders
2002 Stock Option Plan	181,916	12.47	312,415
Equity compensation plans not approved by shareholders
None
Total	181,916	$12.47	312,415

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Premier's subsidiaries have made, and expect to make in the future to the extent permitted by applicable federal and state banking laws, bank loans in the ordinary course of business to directors and officers of Premier and its subsidiaries and their affiliates and associates on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons.  In the opinion of Premier, such loans do not involve more than a normal risk of collectibility or present other unfavorable features.  In addition, Premier's banking subsidiaries have engaged, and in the future may engage, in transactions with such persons and their affiliates and associates as a depositary of funds, transfer agent, registrar, fiduciary and provider of other similar services.

Premier has adopted a policy to conduct an appropriate review of all related party transactions on an ongoing basis, pursuant to which all material or related transactions with any director, officer or employee or other person or entity with which such director, officer, or employee is affiliated must be on terms no less favorable to the corporation than those that are generally available from unaffiliated third parties and must be approved and ratified by the audit committee by majority vote of its members who do not have an interest in the transaction.

During the years ended December 31, 2008, 2007, and 2006, Premier or its subsidiaries have paid approximately $218,000, $231,000, and $228,000, respectively, for commercial printing services and office supplies and furniture from Champion Industries, Inc., Huntington, West Virginia, of which Premier's Chairman of the Board, Marshall T. Reynolds, is its Chief Executive Officer and a principal shareholder and Premier’s director Toney K. Adkins is President and Chief Operating Officer.

Premier or its subsidiaries have paid The Harrah and Reynolds Corporation, a corporation controlled by Marshall T. Reynolds, approximately $533,000, $459,000, and $468,000 in 2008, 2007, and 2006, respectively, to permit employees of Premier and its subsidiaries to participate in a medical benefit plan sponsored and administered by The Harrah and Reynolds Corporation.

Premier leases its headquarters facility at 2883 Fifth Avenue, Huntington, West Virginia from River City Properties, LLC, an entity 12.5% owned by Chairman of the Board of Directors Marshall T. Reynolds.  The lease, for 5,900 square feet, had a five-year term commencing in September 2002 and was renewed for an additional five-year term in September 2007 with annual rent of $8.50 per square foot the first year and thereafter inflation adjusted.  Premier believes that the terms of this lease, which were approved by the Board of Directors, are no less favorable to Premier than those available from unrelated third parties. Annual lease payments totaled approximately $52,000, $52,000 and $52,000 in 2008, 2007 and 2006, respectively.

On April 30, 2008, Premier executed and delivered to First Guaranty Bank of Hammond, Louisiana a Promissory Note and Business Loan Agreement dated April 30, 2008 for the principal amount of $11,550,000, bearing interest floating daily at the “Wall Street Journal” prime rate (3.25% as of March 31, 2009) (the “Index”) minus 1.00% and requiring 59 monthly principal payments of $50,000 and one final payment of $8,600,000 due at maturity on April 30, 2013.  If the Index is between 5.00% and 6.00%, the interest on the note will be 5.00%.  If the Index falls below 5.00%, then the interest on the note will float with the Index.  The note is secured by a pledge of Premier’s 100% interest in Boone County Bank (a wholly owned subsidiary) under Commercial Pledge Agreement dated April 30, 2008.  The proceeds of this note were used to fund the $9,000,000 of cash needed to purchase Traders Bankshares, Inc. and to refinance the remaining $2,550,000 balance of Premier’s outstanding note with First Guaranty Bank dated January 31, 2006.

Premier’s chairman owns approximately 30% of the voting stock of First Guaranty Bank.  However, Premier’s board of directors determined during its vote to authorize Premier to enter into the loan transaction that the terms of the financing, including the interest rate and collateral, were no less favorable than those which could be obtained from other financial institutions.

On December 31, 2008, Premier guaranteed a $6.0 million line of credit from the Bankers Bank of Kentucky to Adams.  Premier’s subsidiary banks bought loan participations up to $4.5 million of this line of credit on a first-in last-out basis.  The line is secured by 100% of the stock of Adams’ subsidiary bank, CBT, and 20% of the stock of Adams’ subsidiary bank, ANB.  The line of credit bears an interest rate floating daily with the J. P. Morgan Chase Prime Rate with a minimum interest rate of 5.00%.  Premier’s chairman owns approximately 17.3% of Adams and Premier’s Chief Executive Officer is interim Chief Executive Officer of Adams.  However, Premier’s board of directors determined during its vote to authorize Premier to purchase the loan participations that the terms of the financing, including the interest rate and collateral, were no more favorable than those which could be obtained by Adams from other financial institutions.

DESCRIPTION OF ADAMS

General

Adams is a Delaware-chartered bank holding company which conducts business through its two wholly-owned bank subsidiaries, The Adams National Bank (“ANB”) and Consolidated Bank & Trust Company (“CBT”) (collectively, the “Adams Banks”).  ANB serves the nation’s capital through six full-service offices located in Washington, D.C. and Maryland. CBT serves the Richmond and Hampton, Virginia market areas through two full service offices. Adams is subject to regulation by the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) and ANB is regulated by the Office of the Comptroller of the Currency. CBT is regulated by the Federal Reserve Board and the Bureau of Financial Institutions of the Commonwealth of Virginia (“Bureau of Financial Institutions”).  Adams’ assets consist primarily of its ownership in the shares of the Adams Banks’ common stock and cash it receives from the Adams Banks in the form of dividends or other capital distributions. At December 31, 2008, Adams had consolidated assets of $423.7 million, deposits of $347.0 million and shareholders’ equity of $24.3 million.

ANB was founded in 1977 as a national bank.  CBT was founded in 1903 as a Virginia chartered commercial bank that is a member of the Federal Reserve System. Both Adams Banks’ deposits are federally insured to the maximum amount permitted by law.

On July 29, 2005, Adams acquired CBT as a wholly-owned subsidiary by an Agreement and Plan of Merger, dated February 10, 2005 for approximately $3.0 million.  Pursuant to the agreement, CBT shareholders received 0.534 shares of Adams common stock for each of their CBT shares.

Adams reports two operating segments comprised of its subsidiaries, ANB and CBT, for which there is discrete financial information available. Both segments are engaged in providing financial services in their respective market areas and are similar in each of the following: the nature of their products, services; and processes; type or class of customer for their products and services; methods used to distribute their products or provide their services; and the nature of the banking regulatory environment. Adams is deemed to represent an overhead function rather than an operating segment. For additional information on segment reporting, see Note 22 of the Notes to Adams’ Consolidated Financial Statements included herein.

The executive office of Adams is located at 1130 Connecticut Avenue, N.W., Washington, D.C. 20036. The telephone number is (202) 772-3600.

Recent Developments

On December 31, 2008, Adams entered into a definitive agreement to be acquired by Premier.  Pursuant to the agreement, each shareholder of Adams will receive 0.4461 shares of Premier common stock.  The entire transaction was valued at  approximately $10.9 million based upon Premier’s closing price on December 31, 2008.  The transaction is subject to regulatory and shareholder approval and is expected to be completed during the third quarter of 2009.

On October 1, 2008, Adams’ wholly owned subsidiary, ANB entered into a written agreement with its primary regulator, The Office of the Comptroller of the Currency (the “OCC”).  Under the terms of the written agreement, ANB has agreed to take certain actions relating to the Bank’s lending operations and capital compliance.  Specifically, the OCC is requiring ANB to take certain enumerated actions.  See “Supervision and Regulation—Written Agreement” for further information.

Recent Market Developments

In response to the financial crises affecting the banking system and financial markets and going concern threats to investment banks and other financial institutions, on October 3, 2008, the Emergency Economic Stabilization Act of 2008 (the “EESA”) was signed into law.  EESA provides, among other things, for a Troubled Assets Relief Program (“TARP”), under which the U.S. Department of the Treasury has the authority to purchase up to $700 billion of securities and certain other financial instruments from financial institutions for the purpose of stabilizing and providing liquidity to the U.S. financial markets.

On October 14, 2008, the Treasury Department announced a Capital Purchase Program (“CPP”) under the TARP pursuant to which it would acquire equity investments, usually preferred stock, in banks and thrifts and their holding companies.  Participating financial institutions also were required to adopt the Treasury Department’s standards for executive compensation and corporate governance for the period during which the department holds equity issued under the CPP.  Adams has not applied to receive an investment under the CPP.

On February 10, 2009, Treasury announced its Capital Assistance Program (“CAP”) under which Treasury will make capital available to financial institutions through Treasury’s purchase of cumulative mandatorily convertible preferred stock. The preferred shares will mandatorily convert to common stock after seven years. Prior to that time, the preferred shares are convertible in whole or in part at the option of the institution, subject to the approval of the institution’s primary federal regulator.  Institutions that have received an investment from Treasury under the CPP may use proceeds from the CAP to redeem preferred shares issued in the CPP, effectively exchanging the preferred stock sold under the CPP for CAP convertible preferred stock.

On December 22, 2008, the FDIC published a final rule that raises the current deposit insurance assessment rates uniformly for all institutions by 7 basis points (to a range from 12 to 50 basis points) effective for the first quarter of 2009.  On February 27, 2009, the FDIC also issued a final rule that revises the way the FDIC calculates federal deposit insurance assessment rates beginning in the second quarter of 2009.  Under the new rule, the total base assessment rate will range from 7 to 77.5 basis points of the institution’s deposits, depending on the risk category of the institution and the institution’s levels of unsecured debt, secured liabilities, and brokered deposits.  Additionally, the FDIC issued an interim rule that would impose a special 20 basis points assessment on June 30, 2009, which would be collected on September 30, 2009. However, the FDIC has indicated a willingness to decrease the special assessment to 10 basis points under certain circumstances concerning the overall financial health of the insurance fund. Special assessments of 10 and 20 basis points would result in additional expense of approximately $293,000 to $586,000, respectively. The interim rule also allows for additional special assessments.

On October 14, 2008, the FDIC announced the Temporary Liquidity Guarantee Program (“TLGP”).  This program has two components. One guarantees newly issued senior unsecured debt of the participating organizations, up to certain limits established for each institution, issued between October 14, 2008 and June 30, 2009. Adams has opted not to participate in this component of the TLGP.   The other component of the program provides full FDIC insurance coverage for non-interest bearing transaction deposit accounts, regardless of dollar amount, until December 31, 2009. An annualized 10 basis point assessment on balances in noninterest-bearing transaction accounts that exceed the existing deposit insurance limit of $250,000 will be assessed on a quarterly basis to insured depository institutions participating in this component of the TLGP.  Adams has chosen to participate in this component of the TLGP.

The American Recovery and Reinvestment Act of 2009 (“ARRA”), more commonly known as the economic stimulus or economic recovery package, was signed into law on February 17, 2009, by President Obama.  ARRA includes a wide variety of programs intended to stimulate the economy and provide for extensive infrastructure, energy, health, and education needs.  In addition, ARRA imposes certain new executive compensation and corporate expenditure limits on all current and future TARP recipients until the recipient has repaid the Treasury, which is now permitted under ARRA without penalty and without the need to raise new capital, subject to the Treasury’s consultation with the recipient’s appropriate regulatory agency.

Market Area

The Adams Banks draw most of their customer deposits and conduct most of their lending activities from and within the Washington, D.C. metropolitan region, including suburban Virginia and Maryland along with Richmond and Hampton, Virginia.  The Washington, D.C. and Richmond metropolitan markets attract a significant number of businesses of all sizes, professional corporations and national nonprofit organizations.  The Adams Banks actively solicit banking relationships with these firms and organizations, as well as their professional staff, and with the significant population of high net worth individuals who live and work in these regions.

Services of the Adams Banks

The Adams Banks are community-oriented financial institutions offering a full range of banking services to their customers.  The Adams Banks attract deposits from the general public and historically have used such deposits, together with other funds to provide a broad level of commercial and retail banking services in Washington, D.C., Richmond, Hampton and the surrounding communities.

The services offered by the Adams Banks can be broadly characterized as being commercial or retail in nature.  Commercial services offered by the Adams Banks include offering a variety of commercial real estate, construction, and commercial business loans, cash management services, letters of credit and collateralized repurchase agreements.  Commercial business loans are typically made on a secured basis to corporations, partnerships and individual businesses.  To a lesser extent, the Adams Banks offer consumer loans to their retail customers. The Adams Banks’ retail banking services also include a variety of deposit account products including transaction accounts, money market accounts, certificates of deposit and Individual Retirement Accounts.  The Adams Banks use funds they have on hand, as well as borrowings, in order to fund their lending and investment activities.

The Adams Banks have automated teller machine access to the STAR, AMEX, PLUS and CIRRUS systems.  The Adams Banks offer their customers traditional on-line banking services and 24 hour telephone banking.

Lending Activities

The Adams Banks provide a range of commercial and retail lending services to individuals, small to medium-sized businesses, professional corporations, nonprofit organizations and other organizations.  These services include, but are not limited to, commercial business loans, commercial real estate loans, construction and development loans, renovation and mortgage loans, SBA loans, loan participations, consumer loans, revolving lines of credit and letters of credit. Consumer lending primarily consists of personal loans made on a direct, secured basis. Real estate loans are originated primarily for commercial purposes. To a lesser extent, the Adams Banks originate construction loans.  The Adams Banks offer loans which have fixed rates, as well as loans with rates which adjust periodically. At December 31, 2008, approximately $101.0 million or 31.1% of the Adams Banks’ total loan portfolio consisted of loans with adjustable rates.

The Adams Banks provide financing to nonprofit organizations for construction and renovation of local headquarters, working capital lines of credit and equipment financing. Current nonprofit customers of the Adams Banks include organizations which focus on issues relating to children’s rights, community housing, religion, education and health care.

Commercial and real estate lending is performed by the ANB and CBT Lending Divisions, which are comprised of 13 loan officers, 9 of which are ANB loan officers. The loan support staff includes the Loan Operations and Administration staff of 15, who are responsible for preparing loan documents, recording and processing new loans and loan payments, ensuring compliance with regulatory requirements, and working with the Lending Divisions, in order to ensure the timely receipt of all initial and ongoing loan documentation and the prompt reporting of any exceptions. Credit analysis on loans is performed by the individual loan officers, using a credit analysis computer program, which provides not only the flexibility necessary to analyze loans but also the structure to ensure that all documentation requirements are appropriately met.

Policies and procedures have been established by the Adams Banks to promote safe and sound lending. ANB’s loan officers have individual lending authorities based on the individual’s seniority and experience. Loans in excess of individual officers’ lending limits are presented to the Officers’ Loan Committee (“OLC”), which meets weekly, and is comprised of all loan officers and the President. The President of ANB has authority to approve unsecured loans up to $1.0 million and secured loans up to $2.0 million. The OLC of ANB has authority to approve unsecured loans up to $1.0 million and secured loans up to $2.0 million. Loans over $1.0 million on an unsecured basis and over $2.0 million on a secured basis are brought to the Directors’ Loan Committee (“DLC”) of ANB, which meets approximately twice per month. The DLC of ANB is comprised of six outside directors.  In addition to approving new loans, these Committees approve renewals, modifications and extensions of existing loans and reviews past due problem loans.

The DLC of CBT is comprised of four out of seven outside directors and has authority to approve unsecured and secured loans greater than $500,000, up to the legal lending limit. The OLC has the authority to approve unsecured and secured loans up to $500,000. Additionally, the Vice President of Credit Administration has authority to approve unsecured and secured loans up to $100,000. The DLC of CBT meets approximately twice per month.

Loan Portfolio Composition.  The following information concerning the composition of the Adams Banks’ loan portfolio on a consolidated basis in dollar amounts is presented (before deductions for allowances for losses) as of the dates indicated.

	At December 31,
	2008	2007	2006	2005	2004
	(In thousands)

Commercial and industrial	$43,733	$38,606	$39,323	$39,876	$28,756
Real estate:
Commercial mortgage	163,228	128,320	136,540	124,578	90,477
Residential mortgage	54,887	67,375	55,860	48,489	49,737
Construction and development	61,485	70,798	73,986	33,844	10,676
Installment to individuals	1,648	2,716	2,714	2,057	958
Total loans	324,981	307,815	308,423	248,844	180,604
Less: net deferred loan fees	(217)	(332)	(466)	(557)	(332)
Total, net	$324,764	$307,483	$307,957	$248,287	$180,272

For further information regarding the Adams Banks’ loan portfolio composition, See “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Financial Condition” on Page 195 and Note 7 to the Notes to the Adams Consolidated Financial Statements included herein.

Commercial Business Lending

The Adams Banks provide a wide range of commercial business loans, including lines of credit for working capital purposes and term loans for the acquisition of equipment and other purposes.  In most cases, the Adams Banks have collateralized these loans and/or taken personal guarantees to help assure repayment.  Collateral for these loans generally includes accounts receivable, inventory, equipment and real estate.  Terms of commercial business loans generally range from one year to five years.  These loans often require that borrowers maintain deposits with the Adams Banks as compensating balances.  Commercial business lending generally involves greater risk than residential mortgage lending and involves risks that are different from those associated with residential, commercial and multi-family real estate lending. Although commercial business loans are often collateralized by real estate, equipment, inventory, accounts receivable or other business assets, the liquidation of collateral in the event of a borrower default is often not a sufficient source of repayment, because accounts receivable may be uncollectible and inventories and equipment may be obsolete or of limited use. The primary repayment risk for commercial loans is the failure of the business due to economic or financial factors. As of December 31, 2008, commercial loans (including SBA guaranteed loans) totaled $43.7 million, the largest of which had a principal balance of $3.2 million, and at December 31, 2008 was performing in accordance with its terms.

The Adams Banks also offer Small Business Administration (“SBA”) guaranteed loans, which provide better terms and more flexible repayment schedules than conventional financing.  SBA loans are guaranteed up to a maximum of 85% of the loan’s balance.  As lending requirements of small businesses grow to exceed either Bank’s lending limit, the Adams Banks have the ability to sell participations in these larger loans to other financial institutions on a servicing retained basis. The Adams Banks believe that such participations will help to preserve lending relationships while providing a high level of customer service. At December 31, 2008, SBA-guaranteed loans totaled $3.8 million.

Real Estate Lending

At December 31, 2008, the Adams Banks’ real estate loan portfolio consisted of commercial real estate mortgages totaling $163.2 million, and residential real estate mortgages totaling $54.9 million.  Commercial real estate loans are generally for terms of five years and amortize over a 15- and 25-year period.  Commercial real estate loans are generally originated in amounts up to 80% loan to value of the underlying collateral.  In underwriting commercial real estate loans, the Adams Banks consider the borrower’s overall creditworthiness and capacity to service debt, secondary sources of repayment and any additional collateral or credit enhancements.  Adams’ largest commercial real estate loan had a principal balance of $4.5 million at December 31, 2008 and was secured by a first deed of trust.  At December 31, 2008 this loan was performing in accordance with its terms.

Residential real estate loans are generally originated for terms of five years, amortize over a 25 year period, with a balloon payment at the term end.  Residential real estate loans are generally originated in amounts up to 80% loan to value of the underlying collateral. Adams’ largest residential real estate loan had a principal balance of $4.3 million at December 31, 2008. The underwriting for a residential real estate loan is the same as for a commercial real estate loan.

The majority of the $61.5 million in construction and land development loans at December 31, 2008 are primarily for construction and renovation of commercial real estate properties.  Construction financing generally is considered to involve a higher degree of risk of loss than long-term financing on improved, occupied real estate. Multi-family and commercial real estate lending involves significant additional risks, as compared to one- to four-family residential lending. For example, such loans typically involve large loans to single borrowers or related borrowers.  The payment experience on such loans is typically dependent on the successful completion and subsequent operation of the project, and these risks can be significantly affected by the supply and demand conditions in the market for commercial property and multi-family residential units. To minimize these risks, the Adams Banks limit the aggregate amount of outstanding construction loans to one borrower, and generally make such loans only in their market area and to borrowers with which the Adams Banks have substantial experience or who are otherwise well known to the Adams Banks. It is the Adams Banks’ current practice to obtain personal guarantees and current financial statements from all principals obtaining commercial real estate loans. The Adams Banks also obtain appraisals on each property in accordance with applicable regulations.

Consumer Lending

The Adams Banks’ consumer lending includes loans for motor vehicles, and small personal credit lines. Consumer loans generally involve more risk than residential real estate mortgage and commercial real estate loans. Repossessed collateral for a defaulted loan may not provide an adequate source of repayment of the outstanding loan balance as a result of damage, loss or depreciation, and the remaining deficiency often does not warrant further substantial collection efforts against the borrower. In addition, loan collections are dependent on the borrower’s continuing financial stability. Further, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount which can be recovered. In underwriting consumer loans, the Adams Banks consider the borrower’s credit history, an analysis of the borrower’s income, expenses and ability to repay the loan and the value of the collateral.  At December 31, 2008, consumer loans totaled $1.6 million.

Delinquencies and Classified Assets

Collection Procedures.  Delinquent loans are reviewed on a weekly basis. When a loan becomes 10 days past due, loan officers attempt to contact the borrower.  Generally, loans that are 30 days delinquent will receive a default notice from the Adams Banks.  With respect to consumer loans, the Adams Banks will commence efforts to repossess the collateral after the loan becomes 30 days delinquent.  Generally, after 90 days the Adams Banks will commence legal action.

Loans Past Due and Nonperforming Assets.  Loans are reviewed on a regular basis and are placed on nonaccrual status when, in the opinion of management, the collection of additional interest is doubtful.  Loans are placed on nonaccrual status when either principal or interest is 90 days or more past due.  Interest accrued and unpaid at the time a loan is placed on a nonaccrual status is reversed from interest income. Nonperforming assets consist of nonaccrual loans, loans past due 90 days or more, and other real estate owned.  At December 31, 2008, the Adams Banks had nonperforming assets of $37.9 million and a ratio of nonperforming assets to total assets of 8.95%.  The increase in nonperforming assets is due to the general weakening of the economic conditions and decline in real estate values in the markets served by Adams. The increase in nonperforming loans is primarily attributable to Adams’ condominium and condo tenant association construction and multi-family residential real estate loan portfolios, which experienced deterioration in estimated collateral values and repayment abilities, where repayment is dependent upon the sale of condominium units. To assist in identifying weakness in the real estate loan portfolio, updated appraisals were ordered in the fourth quarter of 2008, and these appraisals have shown a decrease in market values of real estate secured properties. In addition, an independent loan review was conducted in the fourth quarter of 2008, to review all loans with balances greater than $150,000. The results of the appraisal updates and the results of the independent loan review were taken into account in increasing Adams’ provision for loan losses. The loan loss reserve is the amount required to maintain the allowance for loan losses at an adequate level to absorb probable loan losses. To address the increase in the nonperforming loans, the provision for loan losses was $11.8 million for the year ended December 31, 2008.

Allowance for Loan Losses.  The allowance for loan losses is established through a provision for loan losses based on management’s evaluation of the risk inherent in the loan portfolio and current economic conditions.  Such evaluation also includes a review of all loans on which full collectibility may not be reasonably assured, including among other matters, the estimated net realizable value or the fair value of the underlying collateral, economic conditions, historical loan loss experience, geographic concentrations and other factors that warrant recognition in providing for an adequate loan loss allowance.  In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Adams Banks’ allowance for loan losses and valuation of other real estate owned.  Such agencies may require us to recognize additions to the allowance based on their judgment about information available to them at the time of their examination.  At December 31, 2008, the total allowance was $12.5 million, which amounted to 3.85% of total loans and 33.01% of nonperforming assets.  Management considers whether the allowance should be adjusted to protect against risks in the loan portfolio.  Management will continue to monitor and modify the level of the allowance for loan losses in order to maintain it at a level which management considers adequate to provide for probable loan losses.

Allocation of Allowance for Loan Losses.  The following table sets forth the allocation of allowance for loan losses by loan category for the periods indicated.  Management believes that the allowance can be allocated by category only on an approximate basis.  The allocation of the allowance by category is not necessarily indicative of future losses and does not restrict the use of the allowance to absorb losses in any category.

	At December 31,
	2008		2007		2006		2005		2004
	Amount	% of Loans in Each Category to total Loans	Amount	% of Loans in Each Category to total Loans	Amount	% of Loans in Each Category to total Loans	Amount	% of Loans in Each Category to total Loans	Amount	% of Loans in Each Category to total Loans
	(Dollars in thousands)
Balance at end of period applicable to:
Commercial and industrial	$1,587	12.7%	$952	12.5%	$1,078	12.7%	$1,799	16.0%	$720	15.9%
Commercial-mortgages	1,762	14.1	(a)		(a)		(a)		(a)
Residential –mortgages	1,212	9.7	(a)		(a)		(a)		(a)
Construction	7,922	63.3	(a)		(a)		(a)		(a)
Total real estate	10,896		3,235	86.4	3,334	86.4	2,418	83.2	1,826	83.6
Installment	31	0.2	15	0.9	20	0.9	60	0.8	12	0.5
Unallocated	--	--	--	--	--	--	68	--	--	--
Total allowance for loan losses	$12,514	100.0%	$4,202	100.0%	$4,432	100.0%	$4,345	100.0%	$2,558	100.0%
(a) Information is not available by category for these years.

For the year ended December 31, 2008, gross interest income which would have been recorded had the nonaccruing loans of $33.8 million been current in accordance with their original terms amounted to $1.2 million.  Adams did not include any interest income on such loans for the year ended December 31, 2008. For further information regarding the Adams Banks’ allowance for loan losses and asset quality see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Asset Quality” on Page 201 and Note 7 to the Notes to the Adams Consolidated Financial Statements included herein.

Investment Activities

The Adams Banks’ investment portfolio consists of obligations of U.S. Government sponsored agencies and corporations, U.S. Treasuries, mortgage-backed securities, corporate debt securities, and marketable equity securities.  At December 31, 2008, investment securities totaled $66.0 million of which $62.8 million were classified as available for sale.  Total investment securities classified as held to maturity were $3.2 million at December 31, 2008.  For further information regarding the Adams Banks’ investments see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Analysis of Investment Securities” on Page 197 and Note 6 to the Notes to the Adams Consolidated Financial Statements, included herein.

Investment Portfolio.  At December 31, 2008, the carrying value of Adams’ investment securities and interest earning deposits was approximately $68.7 million.  The following table sets forth the carrying value of Adams’ investments at the dates indicated.

	At December 31,
	2008	2007	2006
	(In thousands)

U.S. Government and agency obligations	$47,669	$64,481	$48,911
Mortgage-backed securities	12,699	8,902	6,517
Municipal securities	898	--	--
Corporate debt securities	4,404	5,600	6,634
Marketable equity securities	319	718	1,007
Interest-earning deposits	2,659	20,380	5,823
Total investments	$68,648	$100,081	$68,892

Deposits

The Adams Banks offer a variety of deposit accounts with a range of interest rates and terms.  The flow of deposits is influenced by a variety of factors including general economic conditions, changes in market rates, prevailing interest rates and competition.  The Adams Banks rely on competitive pricing of its deposit products and customer service to attract and retain deposits, however market interest rates and rates offered by competing financial institutions significantly affect the Adams Banks’ ability to attract and retain deposits.

The Adams Banks’ deposits totaled $347.0 million at December 31, 2008.  Demand deposits totaled $67.2 million and comprised 19.4% of total deposits.  Savings, NOW, and money market accounts totaled $107.2 million and comprised 30.9% of total deposits.  Certificates of deposit were 49.7% of the total deposits for a balance of $172.6 million. Certificates of deposit include brokered deposits totaling $79.7 million, of which $67.0 million or 84.0%  are CDARS (Certificate of Deposit Account Registry Service) deposits. CDARS is a deposit placement service that allows us to place Adams’ customers’ funds in FDIC-insured certificates of deposits at other banks and to simultaneously receive an equal sum of funds from the customers of other banks in the CDARS Network. The majority of CDARS deposits are gathered within Adams’ geographic footprint through established customer relationships. For further information regarding the Adams Banks’ deposits see “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Deposits” and Note 9 to the Notes to the Adams Consolidated Financial Statements included herein.

As of December 31, 2008, the aggregate amount of outstanding certificates of deposit in amounts greater than or equal to $100,000 was approximately $47.3 million. The following table indicates the amount of Adams’ certificates of deposit of $100,000 or more by time remaining until maturity as of December 31, 2008.  These deposits represented 13.6% of Adams’ total deposits at December 31, 2008.

Remaining Maturity	Amount
(In thousands)
Three months or less	$18.8
Three through six months	12.9
Six through twelve months	11.2
Over twelve months	4.4
Total	$47.3

Borrowed Funds

Adams’ short-term borrowings consist of securities sold under repurchase agreements and FHLB advances totaling $24.5 million at December 31, 2008.  Long-term debt consists of a FHLB advance and various corporate term notes and lines of credit totaling $26.1 million at an average rate of 4.53% at December 31, 2008. For further information regarding the Adams Banks’ borrowed funds see “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Borrowed Funds, and Contractual Commitments” and Notes 12 and 13 in the Notes to the Adams Consolidated Financial Statements included herein.

Competition

The Adams Banks face strong competition among financial institutions in Washington, D.C., Northern Virginia, Richmond and Hampton, Virginia and suburban Maryland for both deposits and loans. Principal competitors include other community commercial banks and larger financial institutions with branches in the Adams Banks’ service area. Intense competition is expected to continue as bank mergers and acquisitions of smaller banks by larger institutions in the Washington, D.C., Richmond and Hampton, Virginia metropolitan regions may be expected to continue for the foreseeable future.

The primary factors in competing for deposits are interest rates, personalized services, the quality and range of financial services, convenience of office locations and office hours. Competition for deposits comes primarily from other commercial banks, savings associations, credit unions, money market funds and other investment alternatives. The primary factors in competing for loans are interest rates, loan origination fees, the quality and range of lending services and personalized services. Competition for loans comes primarily from other commercial banks, savings associations, mortgage banking firms, credit unions and other financial intermediaries. The Adams Banks face competition for deposits and loans throughout their market areas not only from local institutions but also from out-of-state financial intermediaries which have opened loan production offices or which solicit deposits in its market areas. Many of the financial intermediaries operating in the Adams Banks’ market areas offer certain services, such as trust, investment and international banking services, which the Adams Banks do not offer. Additionally, banks with larger capitalization and financial intermediaries not subject to bank regulatory restrictions have larger lending limits and are thereby able to serve the needs of larger customers.

In order to compete with other financial services providers, the Adams Banks principally rely upon local promotional activities, personal relationships established by officers, directors and employees with its customers, and specialized services tailored to meet its customers’ needs.

Employees

At December 31, 2008, Adams employed 102 people on a full time basis.  The employees are not represented by a union and management believes that its relations with its employees are good.

SUPERVISION AND REGULATION

The commercial banking business is not only affected by general economic conditions but is also influenced by the monetary and fiscal policies of the federal government and the policies of regulatory agencies, particularly the Federal Reserve Board.  The Federal Reserve Board implements national monetary policies by its open-market operations in U.S. Government securities, by adjusting the required level of reserves for financial institutions subject to its reserve requirements and by varying the discount rates applicable to borrowings by depository institutions.  The actions of the Federal Reserve Board in these areas influence the growth of bank loans, investments and deposits and also affect interest rates charged on loans and paid on deposits.  The nature and impact of any future changes in monetary policies cannot be predicted.

Bank holding companies and banks are extensively regulated under both federal and state law. Set forth below is a summary description of certain provisions of certain laws which relate to the regulation of Adams and the Adams Banks. The description does not purport to be complete and is qualified in its entirety by reference to the applicable laws and regulations.

Adams

Adams, as a registered bank holding company, is subject to regulation under the Bank Holding Company Act of 1956, as amended (the “BHCA”). Such regulations include prior approval of Company affiliates and subsidiaries.  Adams is required to file quarterly reports and annual reports with the Federal Reserve Board and such additional information as the Federal Reserve Board may require pursuant to the BHCA.  The Federal Reserve Board may conduct examinations of Adams and its subsidiaries.

The Federal Reserve Board may require that Adams terminate an activity or terminate control of or liquidate or divest certain subsidiaries or affiliates when the Federal Reserve Board believes the activity or the control of the subsidiary or affiliate constitutes a significant risk to the financial safety, soundness or stability of any of its banking subsidiaries. The Federal Reserve Board also has the authority to regulate provisions of certain bank holding company debt, including authority to impose interest ceilings and reserve requirements on such debt. Under certain circumstances, Adams must file written notice and obtain approval from the Federal Reserve Board prior to purchasing or redeeming its equity securities.

Under the BHCA and regulations adopted by the Federal Reserve Board, a bank holding company and its nonbanking subsidiaries are prohibited from requiring certain tie-in arrangements in connection with any extension of credit, lease or sale of property or furnishing of services. Further, Adams is required by the Federal Reserve Board to maintain certain levels of capital.

Adams is required to obtain the prior approval of the Federal Reserve Board for the acquisition of more than 5% of the outstanding shares of any class of voting securities, or substantially all of the assets, of any bank or bank holding company. Prior approval of the Federal Reserve Board is also required for the merger or consolidation of Adams and another bank holding company.

Adams is prohibited by the BHCA, except in certain statutorily prescribed instances, from acquiring direct or indirect ownership or control of more than 5% of the outstanding voting shares of any company that is not a bank or bank holding company and from engaging directly or indirectly in activities other than those of banking, managing or controlling banks or furnishing services to its subsidiaries. However, Adams, subject to the prior approval of the Federal Reserve Board, may engage in any activities, or acquire shares of companies engaged in activities, that are deemed by the Federal Reserve Board to be so closely related to banking or managing or controlling banks as to be a proper incident thereto.  Additionally, bank holding companies that elect to be treated as financial holding companies may engage in insurance, securities and, under certain circumstances, merchant banking activities.  Adams has not made the financial holding company election with the Federal Reserve Board.

Under Federal Reserve Board policy, a bank holding company is required to serve as a source of financial and managerial strength to its subsidiary banks and may not conduct its operations in an unsafe or unsound manner. In addition, it is the Federal Reserve Board’s policy that in serving as a source of strength to its subsidiary banks, a bank holding company should stand ready to use available resources to provide adequate capital funds to its subsidiary banks during periods of financial stress or adversity and should maintain the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks. A bank holding company’s failure to meet its obligations to serve as a source of strength to its subsidiary banks will generally be considered by the Federal Reserve Board to be an unsafe and unsound banking practice or a violation of the Federal Reserve Board’s regulations or both. This doctrine has become known as the “source of strength” doctrine. The validity of the source of strength doctrine has been and is likely to continue to be the subject of litigation-until definitively resolved by the courts or by Congress.

The Adams Banks

ANB, as a national banking association, is subject to primary supervision, examination and regulation by the Office of the Comptroller of the Currency (the “OCC”). If, as a result of an examination of ANB, the OCC should determine that the financial condition, capital resources, asset quality, earnings prospects, management, liquidity or other aspects of the ANB’s operations are unsatisfactory or that ANB or its management is violating or has violated any law or regulation, various remedies are available to the OCC.  Such remedies include the power to enjoin “unsafe or unsound practices,” to require affirmative action to correct any conditions resulting from any violation of law or unsafe or unsound practice, to issue an administrative order that can be judicially enforced, to direct an increase in capital, to restrict the growth of ANB, to assess civil monetary penalties, and to remove officers and directors.  The FDIC has similar enforcement authority, in addition to its authority to terminate a bank’s deposit insurance, in the absence of action by the OCC and upon a finding that a bank is in an unsafe or unsound condition, is engaging in unsafe or unsound activities, or that its conduct poses a risk to the deposit insurance fund or may prejudice the interest of its depositors.  On October 1, 2008,  ANB entered into a written agreement with the OCC. The written agreement was filed with the SEC as an exhibit to a current report on Form 8-K dated October 2, 2008. Under the terms of the written agreement, ANB has agreed to take certain actions relating to its lending operations and capital compliance.  For details, see ANB’s disclosure below in section “Written Agreement” and in Note 4 in the Notes to the Adams Consolidated Financial Statements included herein.

CBT is a Virginia chartered bank and a member of the Federal Reserve System, and its depositors are insured by the FDIC. The Federal Reserve and the Virginia State Corporation Commission and its Bureau of Financial Institutions regulate and monitor CBT’s operations. CBT is required to file with the Federal Reserve quarterly financial reports on the financial condition and performance of the organization. The Federal Reserve and State conduct periodic onsite and offsite examinations of CBT. CBT must comply with a wide variety of reporting requirements and banking regulations. The laws and regulations governing CBT generally have been promulgated to protect depositors and the deposit insurance funds and not to protect various shareholders.

Insurance of Deposit Accounts

Adams’ deposit accounts are insured by the Federal Deposit Insurance Corporation, generally up to a maximum of $100,000 per separately insured depositor and up to a maximum of $250,000 for self-directed retirement accounts.  However, pursuant to its statutory authority, the Board of the Federal Deposit Insurance Corporation recently increased the deposit insurance available on deposit accounts to $250,000 effective until December 31, 2009.  Adams’ deposits are subject to Federal Deposit Insurance Corporation deposit insurance assessments. The Federal Deposit Insurance Corporation has adopted a risk-based system for determining deposit insurance assessments.

On December 22, 2008, the FDIC published a final rule that raises the current deposit insurance assessment rates uniformly for all institutions by 7 basis points (to a range from 12 to 50 basis points) effective for the first quarter of 2009.  On February 27, 2009, the FDIC also issued a final rule that revises the way the FDIC calculates federal deposit insurance assessment rates beginning in the second quarter of 2009.  Under the new rule, the FDIC will first establish an institution’s initial base assessment rate.  This initial base assessment rate will range, depending on the risk category of the institution, from 12 to 45 basis points.  The FDIC will then adjust the initial base assessment (higher or lower) to obtain the total base assessment rate.  The adjustments to the initial base assessment rate will be based upon an institution’s levels of unsecured debt, secured liabilities, and brokered deposits.  The total base assessment rate will range from 7 to 77.5 basis points of the institution’s deposits. Additionally, the FDIC issued an interim rule that would impose a special 20 basis points assessment on June 30, 2009, which would be collected on September 30, 2009. However, the FDIC has indicated a willingness to decrease the special assessment to 10 basis points under certain circumstances concerning the overall financial health of the insurance fund. Special assessments of 10 and 20 basis points would result in additional expense to Adams of approximately $293,000 to $586,000, respectively. The interim rule also allows for additional special assessments.

On October 14, 2008, the FDIC announced a new program – the Temporary Liquidity Guarantee Program (“TLGP”).  This program has two components. One guarantees newly issued senior unsecured debt of the participating organizations, up to certain limits established for each institution, issued between October 14, 2008 and June 30, 2009. The FDIC will pay the unpaid principal and interest on an FDIC-guaranteed debt instrument upon the uncured failure of the participating entity to make a timely payment of principal or interest in accordance with the terms of the instrument.  The guarantee will remain in effect until June 30, 2012. On February 27, 2009, the FDIC issued an interim rule allowing participants to apply to have the FDIC guarantee newly issued senior unsecured debt that mandatorily converts into common shares on a specified date that is on or before June 30, 2012.  In return for the FDIC’s guarantee, participating institutions will pay the FDIC a fee based on the amount and maturity of the debt.  Adams has opted not to participate in this component of the TLGP.  The other component of the program provides full FDIC insurance coverage for non-interest bearing transaction deposit accounts, regardless of dollar amount, until December 31, 2009. An annualized 10 basis point assessment on balances in noninterest-bearing transaction accounts that exceed the existing deposit insurance limit of $250,000 will be assessed on a quarterly basis to insured depository institutions participating in this component of the TLGP.  Adams has chosen to participate in this component of the TLGP.  The additional expense related to this coverage is not expected to be significant for either of the Adams Banks.

On February 10, 2009, Treasury announced its Capital Assistance Program (“CAP”) under which Treasury will make capital available to financial institutions through Treasury’s purchase of cumulative mandatorily convertible preferred stock. The preferred shares will mandatorily convert to common stock after seven years. Prior to that time, the preferred shares are convertible in whole or in part at the option of the institution, subject to the approval of the institution’s primary federal regulator.  Institutions that have received an investment from Treasury under the CPP may use proceeds from the CAP to redeem preferred shares issued in the CPP, effectively exchanging the preferred stock sold under the CPP for CAP convertible preferred stock.

The American Recovery and Reinvestment Act of 2009 (“ARRA”), more commonly known as the economic stimulus or economic recovery package, was signed into law on February 17, 2009, by President Obama.  ARRA includes a wide variety of programs intended to stimulate the economy and provide for extensive infrastructure, energy, health, and education needs.  In addition, ARRA imposes certain new executive compensation and corporate expenditure limits on all current and future TARP recipients until the recipient has repaid the Treasury, which is now permitted under ARRA without penalty and without the need to raise new capital, subject to the Treasury’s consultation with the recipient’s appropriate regulatory agency.

In addition to the Federal Deposit Insurance Corporation assessments, the Financing Corporation (“FICO”) is authorized to impose and collect, with the approval of the Federal Deposit Insurance Corporation, assessments for anticipated payments, issuance costs and custodial fees on bonds issued by the FICO in the 1980s to recapitalize the former Federal Savings and Loan Insurance Corporation.  The bonds issued by the FICO are due to mature in 2017 through 2019.  For the quarter ended September 30, 2008, the annualized FICO assessment was equal to 1.12 basis points for each $100 in domestic deposits maintained at an institution.

Various other requirements and restrictions under the laws of the United States affect the operations of the Banks. Federal statutes and regulations relate to many aspects of the Adams Banks’ operations, including reserves against deposits, interest rates payable on deposits, loans, investments, mergers and acquisitions, borrowings, dividends, locations of branch offices, capital requirements and disclosure obligations to depositors and borrowers. Further, the Adams Banks are required to maintain certain levels of capital.

Written Agreement

On October 1, 2008, Adams’ wholly owned subsidiary, The ANB, entered into a written agreement with its primary regulator, The Office of the Comptroller of the Currency (the “OCC”).  Under the terms of the written agreement, ANB agreed to take certain actions relating to ANB’s lending operations and capital compliance.  Specifically, the OCC is requiring ANB to take the following actions:

a)           conduct a review of senior management to ensure that these individuals can perform the duties required under ANB’s policies and procedures and the requirements of the written agreement, and where necessary, the Bank must provide a written program to address the training of the Bank’s senior officers;

b)           achieve certain regulatory capital levels, which are greater than the regulatory requirements to be “well capitalized” under bank regulatory requirements by October 31, 2008.  In particular, ANB must achieve a: 12% total risk-based capital to total risk-weighted assets ratio; 11% Tier 1 capital to risk-weighted assets ratio; and 9% Tier 1 capital to adjusted total assets ratio;

c)           develop and implement a three-year capital program;

d)           make additions to the allowances for loan and lease losses and adopt and implement written policies and procedures for establishing and maintaining the allowance in a manner consistent with the written agreement;

e)           adopt and implement an asset diversification program consistent with OCC guidelines and to perform an analysis of the ANB’s concentrations of credit;

f)           take all necessary actions to protect ANB’s interest in criticized assets, adopt and implement a program to eliminate regulatory criticism of these assets, engage in an ongoing review of ANB’s criticized assets and develop and implement procedures for the effective monitoring of the loan portfolio;

g)           hire an independent appraiser to provide a written or updated appraisal of certain assets;

h)           develop and implement a program to improve the management of the loan portfolio and to provide the Board with monthly written reports on credit quality;

i)           employ a consultant to perform a quarterly quality review of ANB’s assets;

j)           revise ANB’s lending policy in accordance with OCC requirements; and

k)           maintain acceptable liquidity levels.

The written agreement includes time frames to implement the foregoing and on-going compliance requirements for ANB, including requirements to report to the OCC.  The written agreement also requires ANB to establish a committee of the Board of Directors which will be responsible for overseeing compliance with the written agreement.

ANB has taken steps to comply with the requirements of the written agreement.  At December 31, 2008, ANB’s capital ratios did not conform to the Written Agreement.  See Note 16 in the Notes to the Adams Consolidated Financial Statements included herein.

Restrictions on Transfers of Funds to Adams by the Adams Banks

Adams is a legal entity separate and distinct from the Adams Banks.  Adams’ ability to pay cash dividends is limited by Delaware corporate law. In addition, the prior approval of the Adams Banks’ primary regulator is required if the total of all dividends declared by the individual Adams Banks in any calendar year exceeds that bank’s net income for the year combined with its retained net profits for the preceding two years, less any transfers to surplus, that is still available for dividends.

The Adams Banks’ regulators have authority to prohibit the Adams Banks from engaging in activities that, in the regulators opinion, constitute unsafe or unsound practices in conducting its business.  It is possible, depending upon the financial condition of the bank in question and other factors, that the regulator could assert that the payment of dividends or other payments might, under some circumstances, be such an unsafe or unsound practice. Further, the OCC and the Federal Reserve Board have established guidelines with respect to the maintenance of appropriate levels of capital by banks or bank holding companies under their jurisdiction.  Compliance with the standards set forth in such guidelines and the restrictions that are or may be imposed under the prompt corrective action provisions of federal law could limit the amount of dividends which the Adams Banks or Adams may pay. Pursuant to the terms of the Written Agreement, ANB may not make any capital distributions to Adams without written approval from the OCC.

The Adams Banks are subject to certain restrictions imposed by federal law on any extensions of credit to, or the issuance of a guarantee or letter of credit on behalf of, Adams or other affiliates, the purchase of or investments in stock or other securities thereof, the taking of such securities as collateral for loans and the purchase of assets of Adams or other affiliates.  Such restrictions prevent Adams and such other affiliates from borrowing from the Adams Banks, unless the loans are secured by marketable obligations of designated amounts.  Further, such secured loans and investments by the Adams Banks to or in Adams or to or in any other affiliate is limited to 10% of the individual Adams Bank’s capital and surplus (as defined by federal regulations) and such secured loans and investments are limited, in the aggregate, to 20% of the Adams Bank’s capital and surplus (as defined by federal regulations). Additional restrictions on transactions with affiliates may be imposed on the Adams Banks under the prompt corrective action provisions of federal law.

Capital Standards

The Federal Reserve Board and the OCC have adopted risk-based minimum capital rules intended to provide a measure of capital that reflects the degree of risk associated with a banking organization’s operations for both transactions reported on the balance sheet as assets and transactions, and those which are recorded as off balance sheet items.  Under these rules, nominal dollar amounts of assets and credit equivalent amounts of off balance sheet items are multiplied by one of several risk adjustment percentages, which range from 0% for assets with low credit risk, such as certain U.S. Treasury securities, to 100% for assets with relatively high credit risk, such as business loans.

A banking organization’s risk-based capital ratios are obtained by dividing its qualifying capital by its total risk adjusted assets. The regulators measure risk-adjusted assets, which include off balance sheet items, against both total qualifying capital (the sum of Tier 1 capital and limited amounts of Tier 2 capital) and Tier 1 capital.  Tier 1 capital consists primarily of common stock, retained earnings, noncumulative perpetual preferred stock (cumulative perpetual preferred stock for bank holding companies) and minority interests in certain subsidiaries, less most intangible assets.  Tier 2 capital may consist of a limited amount of the allowance for possible loan and lease losses, cumulative preferred stock, long-term preferred stock, eligible term subordinated debt and certain other instruments with some characteristics of equity.  The inclusion of elements of Tier 2 capital is subject to certain other requirements and limitations of the federal banking agencies.  The federal banking agencies require a minimum ratio of qualifying total capital to risk-adjusted assets of 8% and a minimum ratio of Tier 1 capital to risk-adjusted assets of 4%. In addition to the risk-based guidelines, federal banking regulators require banking organizations to maintain a minimum amount of Tier 1 capital to total assets, referred to as the leverage ratio.

Under federal regulations, an institution is generally considered “well capitalized” if it has a total risk-based capital ratio of at least 10%, a Tier I risk-based capital ratio of at least 6%, and a Tier I capital (leverage) ratio of at least 5%. Federal law generally requires full-scope on-site annual examinations of all insured depository institutions by the appropriate federal bank regulatory agency, although the examination may occur at longer intervals for small well-capitalized or state chartered banks.  Pursuant to the terms of the Written Agreement, ANB is required to maintain a total risk-based capital ratio of 12%, a Tier 1 risk-based capital ratio of 11%,  and a leverage ratio of at least 9% in order to be considered “adequately capitalized”.

The current risk-based capital ratio analysis establishes minimum supervisory guidelines and standards. It does not evaluate all factors affecting an organization’s financial condition. Factors which are not evaluated include (i) overall interest rate exposure; (ii) quality and level of earnings; (iii) investment or loan portfolio concentrations; (iv) quality of loans and investments; (v) the effectiveness of loan and investment policies; (vi) certain risks arising from nontraditional activities and (vii) management’s overall ability to monitor and control other financial and operating risks, including the risks presented by concentrations of credit and nontraditional activities. The capital adequacy assessment of federal bank regulators will, however, continue to include analyses of the foregoing considerations and in particular, the level and severity of problem and classified assets. Market risk of a banking organization—risk of loss stemming from movements in market prices—is not evaluated under the current risk-based capital ratio analysis (and is therefore analyzed by the bank regulators through a general assessment of an organization’s capital adequacy) unless trading activities constitute 10% of $1 billion or more of the assets of such organization. Such an organization (unless exempted by the banking regulators) and certain other banking organization designated by the banking regulators must include in their risk-based capital ratio analysis charges for, and hold capital against, general market risk of all positions held in their trading account and of foreign exchange and commodity positions wherever located, as well as against specific risk of debt and equity positions located in their trading account. Currently, Adams does not calculate a risk-based capital charge for its market risk.

Future changes in regulations or practices could further reduce the amount of capital recognized for purposes of capital adequacy.  Such a change could affect the ability of the Adams Banks to grow and could restrict the amount of profits, if any, available for the payment of dividends.

Prompt Corrective Action and Other Enforcement Mechanisms

Federal law requires each federal banking agency to take prompt corrective action to resolve the problems of insured depository institutions, including but not limited to those that fall below one or more prescribed minimum capital ratios.  The law requires each federal banking agency to promulgate regulations defining the following five categories in which an insured depository institution will be placed, based on the level of its capital ratios: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized.

An institution that, based upon its capital levels, is classified as “well capitalized,” “adequately capitalized” or “undercapitalized” may be treated as though it were in the next lower capital category if the appropriate federal banking agency, after notice and opportunity for hearing, determines that an unsafe or unsound condition or an unsafe or unsound practice warrants such treatment.  At each successive lower capital category, an insured depository institution is subject to more restrictions.  The federal banking agencies, however, may not treat an institution as “critically undercapitalized” unless its capital ratio actually warrants such treatment.

In addition to restrictions and sanctions imposed under the prompt corrective action provisions, commercial banking organizations may be subject to potential enforcement actions by the federal regulators for unsafe or unsound practices in conducting their businesses or for violations of any law, rule, regulation or any condition imposed in writing by the agency or any written agreement with the agency.  Enforcement actions may include the imposition of a conservator or receiver, the issuance of a cease and desist order that can be judicially enforced, the termination of insurance of deposits (in the case of a depository institution), the imposition of civil money penalties, the issuance of directives to increase capital, the issuance of formal and informal agreements, the issuance of removal and prohibition orders against institution-affiliated parties and the enforcement of such actions through injunctions or restraining orders based upon a judicial determination that the agency would be harmed if such equitable relief was not granted.

Community Reinvestment Act

The Adams Banks are subject to the provisions of the Community Reinvestment Act (“CRA”) which requires banks to assess and help meet the credit needs of the community in which the bank operates.  The OCC examines the Adams Bank to determine its level of compliance with CRA and the Federal Reserve Board examines CBT to determine its level of compliance with CRA.  The OCC and the Federal Reserve Board are required to consider the level of CRA compliance when their regulatory applications are reviewed.  The Adams Banks each received a satisfactory Community Reinvestment Act rating in its most recent federal examination.

Interstate Banking and Branching

Under the Riegel-Neal Interstate Banking and Branching Efficiency Act of 1994, as amended (the “Interstate Act”), a bank holding company that is adequately capitalized and managed may obtain approval under the BHCA to acquire an existing bank located in another state generally without regard to state law prohibitions on such acquisitions. A bank holding company, however, can not be permitted to make such an acquisition if, upon consummation, it would control (a) more than 10% of the total amount of deposits of insured depository institutions in the United States or (b) 30% or more of the deposits in the state in which the bank is located. A state may limit the percentage of total deposits that may be held in that state by any one bank or bank holding company if application of such limitation does not discriminate against out of state banks. An out of state bank holding company may not acquire a state bank in existence for less than a minimum length of time that may be prescribed by state law except that a state may not impose more than a five year existence requirement.  Since June 1, 1997 (and prior to that date in some instances), banks have been able to expand across state lines where qualifying legislation adopted by certain states prior to that date prohibits such interstate expansion. Adams Banks may also expand across state lines through the acquisition of an individual branch of a bank located in another state or through the establishment of a de novo branch in another state where the law of the state in which the branch is to be acquired or established specifically authorizes such acquisition or de novo branch establishment.

The USA PATRIOT Act

The USA PATRIOT Act, which was signed into law on October 26, 2001, gave the federal government new powers to address terrorist threats through enhanced domestic security measures, expanded surveillance powers, increased information sharing and broadened anti-money laundering requirements. Financial institutions, such as the Adams Bank, have been subject to a federal anti-money laundering obligation for years.  The USA PATRIOT Act has no material adverse impact on the Adams Banks’ operations.

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), which implemented legislative reforms intended to address corporate and accounting fraud.  In addition to the establishment of a new accounting oversight board that will enforce auditing, quality control and independence standards and will be funded by fees from all publicly traded companies, Sarbanes-Oxley places certain restrictions on the scope of services that may be provided by accounting firms to their public company audit clients.  Any non-audit service being provided to a public company audit client will require preapproval by Adams’ audit committee.  In addition, Sarbanes-Oxley makes certain changes to the requirements for audit partner rotation after a period of time.  Sarbanes-Oxley requires chief executive officers and chief financial officers, or their equivalent, to certify to the accuracy of periodic reports filed with the Securities and Exchange Commission (“SEC”), subject to civil and criminal penalties if they knowingly or willingly violate this certification requirement.

Sarbanes-Oxley also increases the oversight of, and codifies certain requirements relating to audit committees of public companies and how they interact with Adams’ “registered public accounting firm.”  Audit Committee members must be independent and are absolutely barred from accepting consulting, advisory or other compensatory fees from the issuer.  In addition, companies must disclose whether at least one member of the committee is a “financial expert” (as such term is defined by the Securities and Exchange Commission) and if not, why not.  Under Sarbanes-Oxley, a company’s registered public accounting firm is prohibited from performing statutorily mandated audit services for a company if such company’s chief executive officer, chief financial officer, comptroller, chief accounting officer or any person serving in equivalent positions had been employed by such firm and participated in the audit of such company during the one-year period preceding the audit initiation date.  Sarbanes-Oxley also prohibits any officer or director of a company or any other person acting under their direction from taking any action to fraudulently influence, coerce, manipulate or mislead any independent accountant engaged in the audit of Adams’ financial statements for the purpose of rendering the financial statements materially misleading.

Although we have incurred additional expense in complying with the provisions of the Sarbanes-Oxley Act and the resulting regulations, such compliance has not had a material impact on Adams’ results of operations or financial condition to date.  However, Adams expects audit costs will increase in the future as it complies with the SEC’s requirement that auditors must provide an attestation of management’s report on internal control over financial reporting. On January 31, 2008, the SEC proposed a one-year extension of the auditor attestation requirement for smaller public companies.  Under the extension, Adams would be required to have the auditor attestation beginning with the year ending December 31, 2009.

PROPERTIES

The principal executive office of Adams is located in leased space at 1130 Connecticut Avenue, N.W., Washington, D.C. 20036. The Banks lease seven branch offices, located at: 1) 1501 K Street, N.W., Washington, D.C. 20006; 2) 1729 Wisconsin Avenue, N.W., Washington, D.C. 20007; 3) Union Station, 50 Massachusetts Avenue, N.E., Washington, D.C. 20002; 4) 1604 17th Street, N.W., Washington, D.C. 20009; 5) 8121 Georgia Avenue, Silver Spring, Maryland, 20910; 6) 802 7th Street, N.W., Washington, D.C. 20001, and 7) 5214 Chamberlayne Avenue, Richmond, Virginia, 23227. The Adams Banks owns two branch office buildings at 320 North First Street, Richmond, Virginia, 23227 and at 101 North Armistead Avenue, Hampton, Virginia, 23669. Adams leases space for Deposit Operations at 1627 K Street, N.W., Washington, D.C..  The Union Station branch has two additional ATM’s located in Union Station.  Leases for these facilities expire as follows:

Location	Expiration of Lease
1501 K Street, N.W.	2012
50 Massachusetts Avenue, N.E.	2014
Union Station ATM	2009
Union Station ATM	2009
802 7th Street, N.W.	2012
1729 Wisconsin Avenue, N.W.	2013
1604 17th Street, N.W.	2016
1130 Connecticut Avenue, N.W.	2012
8121 Georgia Avenue	2013
1627 K Street, N.W.	2012
5214 Chamberlayne Avenue	2009

In 2008, Adams and the Adams Banks incurred rental expense on leased real estate of approximately $1.2 million.  Adams considers all of the properties leased by the ANB and CBT to be suitable and adequate for their intended purposes. At December 31, 2008, the book value of the Adams Banks’ premises and equipment was $5.0 million.

LEGAL PROCEEDINGS

Although the Adams Banks, from time to time, are involved in various legal proceedings in the normal course of business, there are no material legal proceedings (other than the Written Agreement) to which Adams , ANB and CBT are a party or to which any of their property is subject.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS – FULL YEAR 2008

Adams is the parent of ANB, a national bank with six full-service branches located in the greater metropolitan Washington, D.C. area and, CBT, a Virginia chartered commercial bank, with two branches in Richmond and one in Hampton, Virginia.  Adams reports its financial results on a consolidated basis with ANB and CBT.

When used in this Annual Report the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties, including among other things, changes in economic conditions in Adams' market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in Adams’ market area and competition that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. Adams wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Adams wishes to advise readers that the factors listed above could affect Adams' financial performance and could cause Adams' actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

Adams does not undertake, and specifically declines any obligation, to publicly release the results of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

The following analysis of financial condition and results of operations should be read in conjunction with Adams’ Consolidated Financial Statements and Notes thereto.  For a discussion of risk factors that could affect Adams’ performance, see pages 30 through 37.

Critical Accounting Policies and Estimates

General

The discussion and analysis of Adams’ consolidated results of operations and financial condition are based upon Adams’ Consolidated Financial Statements which have been prepared in accordance with accounting principles generally accepted in the United States of America.  The preparation of these Consolidated Financial Statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, income and expense, and the related disclosures of contingent assets and liabilities at the date of these Consolidated Financial Statements.  Accounting estimates are deemed critical when a different estimate could have reasonably been used or where changes in the estimate are reasonably likely to occur from period to period and would materially affect Adams’ Consolidated Financial Statements as of or for the periods presented.  Management believes that the estimates and assumptions contained in Adams’ Consolidated Financial Statements are reasonable; however, actual results may differ significantly from these estimates and assumptions which could have a material affect on the carrying value of Adams’ assets and liabilities at the balance sheet dates and on the results of operations for the reporting periods.  Critical accounting policies are considered to be those accounting policies that involve significant estimates and assumptions by management, which may have a material affect on the carrying value of certain assets and liabilities.  Management has identified Adams’ critical accounting policies to be those related to the allowance for loan losses, deferred tax assets, fair value of securities, and other-than-temporary impairment.  For a description of Adams’ significant accounting policies see Note 1 to Adams’ Consolidated Financial Statements

Allowance for loan losses

The provision for loan losses is based upon management’s evaluation of the adequacy of the allowance for loan losses.  The evaluation process includes an assessment of known and inherent risks in the portfolio which considers the size and composition of the loan portfolio, actual loan loss experience, level of delinquencies, detailed analysis of individual loans for which full collectability may not be assured, the existence and estimated net realizable value of any underlying collateral and guarantees securing the loans, and current economic and market conditions.  Although management uses the best information available, the level of the allowance for loan losses remains an estimate, which is subject to significant judgment and short-term change.  Various regulatory agencies periodically review Adams’ allowance for loan losses.  Such agencies may require Adams to make additional provisions for loan losses based upon information available to them at the time of their examination.  A majority of Adams’ loans are secured by real estate and accordingly, the ability to collect a substantial portion of the carrying value of Adams’ loan portfolio is susceptible to changes in local real estate market conditions and may be adversely affected should real estate values continue to decline.  Future adjustments to the allowance for loan losses may be necessary due to economic, operating, regulatory and other conditions beyond Adams’ control.  For further discussion of the allowance for loan losses see the Asset Quality section of management’s discussion and analysis.

Deferred Tax Assets

Adams accounts for income taxes according to the asset and liability method.  Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis.  Deferred tax assets and liabilities are measured using the enacted tax rates applicable to taxable income for the years in which those temporary differences are expected to be recovered or settled.  Deferred tax assets are recognized subject to management’s judgment that realization is more-likely-than-not.  An estimate of probable income tax benefits that will not be realized in future years is required in determining the necessity for a valuation allowance for deferred tax assets.  There was no deferred tax asset valuation allowance at December 31, 2008 or 2007.  The information used by management to make this estimate is described later in management’s discussion and analysis under “Income Taxes”.  A summary of the tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2008 and 2007 can be found in Note 11 to Adams’ Consolidated Financial Statements.

Fair Value of Securities

Adams carries its available for sale investment securities at fair value on a recurring basis.  On January 1, 2008, Adams adopted SFAS 157, which established a three-level valuation hierarchy for disclosure of fair value measurements.  The categorization of a security within the hierarchy is based upon the lowest level of input that is significant to the fair value measurement.  Therefore, securities classified in levels 1 and 2 of the hierarchy, where inputs are principally based on observable market data, there is less judgment applied in arriving at a fair value measurement.  For securities classified within level 3 of the hierarchy, judgements are more significant.  Adams reviews and updates the fair value hierarchy classifications on a quarterly basis.  Changes from one quarter to the next related to the observability in inputs to a fair value measurement may result in a reclassification between hierarchy levels.

The following table summarizes Adams’ balances of investment securities measured at fair value on a recurring basis as of December 31, 2008, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value.

(In thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Investment securities available for sale	$998	$61,816	$--	$62,814

For further discussion of available for sale securities and fair value measurement under SFAS 157 see Note 6 and Note 20 to Adams’ Consolidated Financial Statements.

Other-Than–Temporary Impairment

Management evaluates Adams’ available for sale securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation.  Analysis of the available for sale securities for potential other-than-temporary impairment is considered under the SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities impairment model and includes the following factors: the length of time and extent to which the market value has been less than cost; the financial condition and near-term prospects of the issuer including specific events; Adams’ intent and ability to hold the investment to the earlier of maturity or recovery in market value, the credit rating of the security; the implied and historical volatility of the security; whether market decline was affected by macroeconomic conditions or by specific information pertaining to an individual security; and any downgrades by rating agencies. As applicable under SFAS No. 115, Adams considers a decline in fair value to be other-than-temporary if it is probable that Adams will not recover its recorded investment, including as applicable under the Emerging Issues Task Force (EITF) Issue 99-20, Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets, when an adverse change in cash flows has occurred.  For further discussion of management’s evaluation of available for sale for other-than-temporary impairment see Note 6 to Adams’ Consolidated Financial Statements.

Results of Operations

Overview

Adams recorded a net loss of $5.8 million in 2008, as compared to net income of $3.1 million in 2007 and $3.7 million in 2006.  The net loss in 2008 is primarily due to a charge of $11.8 million to the loan loss provision compared to a charge of $260,000 in 2007 and a credit of $232,000 in 2006.  The increase in the provision is intended to address increased loan charge-offs during 2008, the overall deterioration in the national and local economy, and specific weaknesses within segments of Adams’ loan portfolio.  For a detailed discussion of Adams’ asset quality, see the Asset Quality section of Management’s Discussion and Analysis. Net interest income decreased $1.2 million or 6.9% from 2007 compared to an $85,000 decrease or 0.5% between the years ending 2007 and 2006. The net interest income decrease in 2008 reflected the decline in the loan portfolio yield to 6.47% from 7.96% in 2007 and 8.24% in 2006 as well as the increase in nonaccrual loans to $33.8 million from $8.8 million in 2007 and $1.5 million in 2006.  Noninterest income for 2008 decreased to $966,000 from $1.6 million in 2007 reflecting a $655,000 impairment charge due to other-than-temporary losses resulting from a write-down of two corporate debt securities to fair value.  The $637,000 or 17.3% decrease in net income in 2007 compared to 2006 was primarily attributable to a $492,000 increase in the provision for loan losses and a $505,000 decrease in noninterest income primarily reflecting a decrease in loan sales.  Book value per share was $7.01, $9.08 and $8.72 at December 31, 2008, 2007 and 2006, respectively.  Basic and diluted loss per share was $1.67 for 2008, compared to basic and diluted earnings per share of $0.88 for 2007 and $1.07 for 2006.  Dividends paid per common share were $0.25 in 2008 and $0.50 in 2007 and 2006. The key components of  revenue and expense are discussed in the following paragraphs.

Analysis of Net Interest Income

Net interest income, which is the sum of interest earned and certain fees generated by earning assets minus interest paid on deposits and other funding sources, is the principal source of Adams’ earnings. In 2008, net interest income totaled $15.5 million, a decline of  $1.2 million from $16.7 million in 2007. Interest income decreased $5.0 million reflecting a 108 basis point decline in the average yield on earning assets to 6.08% in 2008 from 7.16% in 2007. The decrease in interest income was partially offset by a $3.8 million decrease in interest expense reflecting a 117 basis point decrease in the average cost of funds to 2.91% in 2008 from 4.08% in 2007.  Average earning assets decreased $6.2 million or 1.46% in 2008 reflecting a $20.1 million decrease in average investment balances partially offset by a $13.9 million increase in average loans.  Net interest income remained relatively flat at $16.7 million in 2007 and 2006. Interest income increased $4.1 million which was offset by a $4.2 million increase in the cost of funds. Average earning assets increased $68.6 million or 19.4% in 2007 compared to 2006.

Loans, the highest yielding component of earning assets, represented 78.8% of average earning assets in 2008, 74.4% in 2007 and 77.3% in 2006. The average yield on loans declined 149 basis points to 6.47% from 7.96% in 2007 compared to a decline of 28 basis points in 2007 from 2006. The primary factor for the decline in the loan yield between 2008 and 2007 was the 290 basis point decrease in the average prime rate and to a lesser extent the reversal of $551,000 in nonaccrual loan interest resulting from a $8.0 million increase in average nonaccrual loans.  Prime rate, a key index to which a substantial portion of Adams’ loan rates are tied, averaged 5.1% in 2008 and 8.0% in 2007 and 2006.  Nonaccrual loan interest totaled $1.2 million in 2008, $629,000 in 2007 and $180,000 in 2006.  The primary factor contributing to the decrease in the average loan yield to 7.96% in 2007 from 8.24% in 2006 was the  $3.2 million increase in average nonaccrual loans as well as competitive pricing pressures for loans in Adams’ market area.

Average investments, consisting of investment securities, federal funds and other short-term investments, decreased $20.1 million or 18.57% in 2008 from 2007, compared to increasing $28.0 million or 34.9% in 2007 from 2006.  The decrease in average investments in 2008, primarily in the federal funds sold and interest earning bank balances, was to fund loan growth and the deposit outflow. The average yield on investments declined 20 basis points in 2008 from 2007 after increasing 34 basis points in 2007 from 2006 reflecting the decrease in federal funds and other short-term investments and the decrease in short and medium term interest rates in 2008 compared to generally higher market rates in 2007 and 2006.

Funding for earning assets comes from interest-bearing liabilities, non-interest-bearing liabilities and stockholders' equity. The percentage of average earning assets funded by average interest-bearing liabilities increased to 81.0% in 2008, compared to 79.0% in 2007 and 74.4% in 2006. Deposits, which represent 89.2% of average interest bearing liabilities in 2008, decreased $13.6 million compared to increasing $77.1 million in 2007. Average borrowings increased $17.2 million in 2008 compared to decreasing $6.7 million in 2007.  The cost of interest-bearing funds decreased 117 basis points to 2.91% in 2008 from 4.08% in 2007, compared to a 51 basis points increase in 2007 from a cost of 3.57% in 2006.  The decrease in the cost of funds reflects deposits and borrowings bearing lower interest rates as shorter and medium term interest rates in 2008 were significantly lower than those in 2007. The increases in the cost of deposits in 2007 reflected the increase in short-term interest rates, which are used to price Adams’ deposits, and the competitive pricing pressure for deposits in the local markets.

The net interest margin, which is net interest income as a percentage of average interest-earning assets, was 3.72%, 3.94% and 4.73% in 2008, 2007 and 2006 respectively.  The compression in the net interest margin reflects the decline in the average earning asset yield and the increase in nonaccrual loans.  The net interest spread, which is the difference between the average interest rate earned on interest-earning assets and the average interest paid on interest-bearing liabilities, was 3.17%, 3.08% and 3.82% in 2008, 2007 and 2006 respectively.  The improvement in the net interest spread in 2008 reflects the significant decrease in the cost of funds compared to 2007.

The following tables present the average balances, net interest income and interest yields/rates for 2008, 2007 and 2006 and an analysis of the dollar changes in interest income and interest expense.

Distribution of Assets, Liabilities and Stockholders' Equity Yields and Rates
For the Years Ended December 31, 2008, 2007, and 2006
(Dollars in thousands)

	2008			2007			2006
	Average Balances	Interest Income/ Expense	Average Rates	Average Balances	Interest Income/ Expense	Average Rates	Average Balances	Interest Income/ Expense	Average Rates
Assets
Loans (1)	$328,372	$21,238	6.47%	$314,430	$25,044	7.96%	$273,803	$22,558	8.24%
Investment securities	76,703	3,705	4.83%	72,835	3,408	4.68%	68,431	3,012	4.40%
Federal funds sold	4,754	104	2.19%	18,260	916	5.02%	9,506	464	4.88%
Interest-earning bank balances	6,636	255	3.84%	17,091	883	5.17%	2,275	111	4.88%
Total earning assets	416,465	25,302	6.08%	422,616	30,251	7.16%	354,015	26,145	7.39%
Allowance for loan losses	(5,558)			(4,573)			(4,609)
Cash and due from banks	12,576			14,177			12,424
Other assets	14,567			11,361			10,497
Total assets	$438,050			$443,581			$372,327
Liabilities and Stockholders' Equity
Savings, NOW and money market accounts	$121,671	1,601	1.32%	$146,287	4,314	2.95%	$136,251	3,623	2.66%
Certificates of deposit	179,232	7,037	3.93%	168,252	8,358	4.97%	101,236	4,387	4.33%
Short-term borrowings	18,867	372	1.97%	5,175	144	2.78%	16,216	765	4.72%
Long-term debt	17,455	791	4.53%	13,942	783	5.62%	9,638	633	6.57%
Total interest-bearing liabilities	337,225	9,801	2.91%	333,656	13,599	4.08%	263,341	9,408	3.57%
Noninterest-bearing deposits	66,804			74,087			76,415
Other liabilities	3,835			5,001			3,653
Stockholders' equity	30,186			30,837			28,918
Total liabilities and stockholders' equity	$438,050			$443,581			$372,327
Net interest income		$15,501			$16,652			$16,737
Net interest spread			3.17%			3.08%			3.82%
Net interest margin			3.72%			3.94%			4.73%

(1) The loan averages are stated net of unearned income, and the averages include loans on which the accrual of interest has been discontinued. Net loan fees included in interest income were $447,000, $630,000, and $1.3 million for 2008, 2007 and 2006, respectively.

Interest Rates and Interest Differential
Analysis of Changes in Consolidated Net Interest Income
(In thousands)

	For the years ended December 31, 2008 versus 2007			For the years ended December 31, 2007 versus 2006
	Net Increase	Change per (1)		Net Increase	Change per (1)
	(Decrease)	Rate	Volume	(Decrease)	Rate	Volume
Interest income from:
Loans	$(3,806)	$(4,916)	$1,110	$2,486	$(862)	$3,348
Investment securities	297	116	181	396	202	194
Federal funds sold	(812)	(134)	(678)	452	25	427
Interest-earning bank balances	(628)	(87)	(541)	772	49	723
Total interest income	(4,949)	(5,021)	72	4,106	(586)	4,692
Interest expense on:
Savings, NOW and money market	(2,713)	(1,924)	(789)	(691)	(488)	(203)
Certificates of deposit	(1,321)	(1,850)	529	(3,971)	(1,150)	(2,821)
Short-term borrowings	228	(153)	381	621	100	521
Long-term debt	8	(189)	197	(150)	133	(283)
Total interest expense	(3,798)	(4,116)	318	(4,191)	(1,405)	(2,786)
Change in net interest income	$(1,151)	$(905)	$(246)	$(85)	$(1,991)	$1,906

(1) The change in interest due to both rate and volume has been allocated to change due to rate.

Noninterest Income

Noninterest income consists primarily of service charges on deposits and other fee-based services, as well as gains on the sales of investment securities and loans.  Noninterest income decreased $659,000 in 2008 primarily due to a $655,000 other-than-temporary impairment charge resulting from the write down of two corporate debt securities to fair value. In 2007, other income decreased $525,000 reflecting fewer loan sales and nonrecurring miscellaneous other income related to the acquisition of CBT in 2006.  The gain on sale of the guaranteed portion of SBA loans was $39,000 in 2008, $43,000 in 2007, and $386,000 in 2006. There were no sales of investment securities in 2008, 2007, or 2006.

Noninterest Expense

Noninterest expense totaled $14.5 million in 2008, an increase of $687,000 compared to an increase of $755,000 in 2007. Professional fees increased $442,000 in 2008 compared to 2007 reflecting a $146,000 increase in audit fees, a $123,000 increase in legal fees and a $173,000 increase in consulting fees.  The most significant fluctuations in other expenses in 2008 were; a $418,000 reduction in advertising expense, a $340,000 increase in expenses related to other real estate owned, and a $191,000 increase in the FDIC deposit insurance charge. The most significant noninterest expense fluctuations in 2007 compared to 2006 were; professional fees which increased $141,000, and other operating expense which increased $493,000 primarily due to increases in advertising, employee recruitment, and loan expense.  The increase in noninterest expense in combination with the decreases in net interest income and noninterest income resulted in a higher efficiency ratio in 2008; Adams’ efficiency ratio increased to 88.4% from 75.8% in 2007 and 69.5% in 2006.  An increasing efficiency ratio means we have to spend more money in order to make $1.00 of net income.

Income Taxes

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that ultimately would be sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. The evaluation of a tax position taken is considered by itself and not offset or aggregated with other positions. Tax positions that meet the more likely than not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination. Interest and penalties associated with unrecognized tax benefits are recognized in noninterest expense on the statements of operations.

Adams accounts for income taxes according to the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted tax rates applicable to taxable income for the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established against certain deferred tax assets when it is more likely than not that the deferred tax assets will not be realized. Increases or decreases in the valuation allowances are charged or credited to the income tax provision.  Application of this "critical accounting policy" involves judgments, estimates, and uncertainties that are susceptible to change.

There was no deferred tax valuation allowance at December 31,2008 and 2007.  Adams has had a strong earnings history, no cumulative losses prior to 2008 and no history of operating losses or tax credit carryforwards expiring unused.  In 2008, earnings were severely impacted by significant charges to the provision for loan losses due to the deterioration in the economy and the sudden steep decline in real estate values.  These unsettled economic circumstances are not considered to adversely affect future profit levels on a continuing basis in the future years.  Management has determined that it is more likely than not the deferred tax assets recorded at December 31, 2008 will be realized as their related temporary differences reverse in future periods as Adams returns to profitability.  A summary of the tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2008 and 2007 can be found in Note 11 to Adams’ Consolidated Financial Statements.

Adams recorded an income tax benefit for the year ended December 31, 2008 in the amount of $4.1 million based on a pretax net loss of $9.9 million.  In 2007 and 2006, Adams incurred income tax expense of $1.1 million and $2.3 million, respectively.  Income tax expense decreased $1.2 million in 2007 compared to 2006, reflecting the $1.8 million decrease in net income before taxes and the $525,000 tax effect of a reversal in a deferred tax asset valuation allowance related to a net operating loss carryforward.  In 2008, Adams’ effective tax rate was 41.6% compared to 26.4% in 2007 and 38.3% in 2006. The increase in the 2008 effective tax rate compared to 2007 is the nonrecurring reversal of the net operating loss valuation allowance.  The reduction in the 2007 effective tax rate compared to 2006 reflects a reversal of the aforementioned valuation allowance related to the CBT acquisition.  The reversal occurred because management determined that it was more likely than not that CBT will have sustainable future taxable earnings.  In accordance with the Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, this resulted in a reduction of the remaining goodwill and core deposit intangible from the acquisition, with the excess credit of $525,000 to income tax expense in 2007.

Financial Condition

Overview

Total assets were $423.7 million at December 31, 2008, a decrease of $22.2 million or 5.0%, compared to $445.9 million at December 31, 2007.  The decrease in Adams’ assets reflects a $38.9 decrease in cash, cash equivalents and investment securities offset by a $9.0 million net increase in loans and a $7.8 million increase in other assets. Total liabilities were $399.4 million at December 31, 2008, a decrease of $15.0 million or 3.6%, compared to $414.4 million at December 31, 2007, primarily due to a decrease of $40.0 million in deposits partially offset by a $27.0 million increase in borrowings.  Total stockholders’ equity was $24.3 million at December 31, 2008, a decrease of $7.2 million or 22.8%, compared to December 31, 2007.  The book value per share of common stock issued and outstanding at December 31, 2008 decreased to $7.01 per share from $9.08 per share at December 31, 2007.

Analysis of Loans

Gross loans at December 31, 2008 increased $17.3 million to a balance of $324.8 million, compared to $307.5 million at December 31, 2007. Commercial real estate loans totaling $163.2 million increased $34.9 million or 27.2% from the prior year, as a result of increased demand during the first half of 2008. Adams’ residential real estate loans totaling $54.9 million decreased $12.5 million or 18.5%, due to repayments and a slowing in demand in the Washington, DC market. Construction loans totaling $61.5 million decreased $9.3 million or 13.2%, compared to 2007, primarily due to completion and sales in excess of new loan originations. Commercial loan balances totaling $43.7 million increased by $5.1 million or 13.3%, and installment loans decreased $1.1 million to a balance of $1.6 million. Average loans decreased 4.4% in 2008, compared to 2007. The following table presents the percentage composition of the loan portfolio.

	December 31,
Composition of loan portfolio:	2008	2007	2006	2005	2004
Commercial	13.5%	12.5%	12.7%	16.0%	15.9%
Real Estate- commercial	50.2%	41.7%	44.3%	50.1%	50.1%
Real Estate- residential	16.9%	21.9%	18.1%	19.5%	27.6%
Real Estate- construction	18.9%	23.0%	24.0%	13.6%	5.9%
Installment	0.5%	0.9%	0.9%	0.8%	0.5%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

Adams’ loan portfolio does not include concentrations of credit risk in loan products that permit the deferral of principal payments or payments that are smaller than normal interest accruals (negative amortization); loans with high loan-to-value ratios; or loans, such as option adjustable-rate mortgages, that may expose the borrower to future increases in repayments that are in excess of increases that would result solely from increases in market interest rates.

Adams allows interest reserves on construction loans to fund the interest payments during the construction phase and are funded from loan proceeds.  The interest reserve is part of the overall construction budget and must be sufficient to satisfy the interest costs through the sale of the units, or through occupancy and permanent financing if investment property.

In the underwriting process, the lenders must determine that the reserve is appropriately based on the feasibility of the project, the creditworthiness of the borrower and guarantors, and the protection provided by the real estate and other collateral.  The reserve amount must be used and within loan-to-cost and loan-to-value ratios.  If the borrower has substantial secondary income sources and an abundance of liquidity, the bank may move forward without an interest reserve.

Adams monitors all interest reserves using a construction loan spreadsheet.  The spreadsheet discloses the full amount of the reserve, the individual payments made from the reserve, total amount funded and total amount remaining in the reserve.  The construction loan spreadsheet is reviewed not less than monthly.

Adams is not replenishing interest reserve accounts from extensions, modifications and restructurings.  Once the interest reserve is depleted the borrower must begin making the monthly payments.  In no case shall there be an interest reserve advance made on a non accrual loan.  Loans with interest reserves total $15.6 million at December 31, 2008.

According to Adams’ policy, loans that are past due over 90 days are placed on nonaccrual status unless the loans are adequately secured and in the process of collection.

The following table summarizes the maturity distribution and interest sensitivity of Adams’ loan portfolio at December 31, 2008. The balances exclude any adjustments for net deferred fees and unearned income. Included in the “Within 1 year” category are overdrafts, demand loans, loans having no stated maturity, and loans with no stated schedule of repayment.

Analysis of Loan Maturity and Interest Sensitivity
At December 31, 2008

(In thousands)	Within 1 Year	1 to 5 Years	After 5 Years	Total
Maturity of Loan
Commercial	$19,891	$13,763	$10,079	$43,733
Real estate – commercial	25,697	80,495	57,036	163,228
Real estate – residential	11,759	36,908	6,220	54,887
Real estate – construction	49,074	8,789	3,622	61,485
Installment	379	883	386	1,648
Total loans	$106,800	$140,838	$77,343	$324,981
Interest-Rate Sensitivity of Loans
Predetermined rates	$42,231	$129,450	$52,304	$223,985
Variable rates	91,899	5,637	3,460	100,996
Total loans	$134,130	$135,087	$55,764	$324,981

At December 31, 2008, loans due after December 31, 2009 with fixed rates totaled $181,754 and those with variable rates totaled $9,097.  For additional information about loans, see Note 7 of the Consolidated Financial Statements.

Analysis of Investment Securities

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concern warrants such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of Adams to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Application of this "critical accounting policy" involves judgments, estimates, and uncertainties that are susceptible to change. During 2008, Adams incurred an other-than-temporary impairment charge of $655,000 on two corporate debt securities.  For additional information on other-than-temporary impairment, see Note 6 to the Consolidated Financial Statements.

The aggregate fair value of the investment securities portfolio was $66.0 million at December 31, 2008, a decrease of $13.7 million or 17.3% compared to the prior year end total of $79.7 million. The weighted average maturity of the portfolio at December 31, 2008 was 6.24 years.

Investment securities classified as available for sale are used to maintain adequate liquidity and to provide a base for executing management's asset/liability strategy. These securities are carried at estimated fair value and totaled $62.8 million at December 31, 2008, a decrease of $3.6 million or 5.4% from the balance at December 31, 2007. The decrease in the available for sale portfolio was due to matured and call investment securities that were not replaced due to liquidity demands. Investment securities classified as available for sale consisted of U.S. government sponsored agencies, mortgage-backed securities, corporate securities, marketable equity securities and municipal securities.

Investment securities classified as held to maturity decreased $10.1 million or 75.9% at December 31, 2008 from $13.3 million at December 31, 2007.  The decrease reflects maturities in US government sponsored agencies and repayments of mortgage-backed securities.

The table entitled "Analysis of Investment Securities Portfolio," sets forth by major categories, the amortized cost basis, approximate market values and the weighted-average yields of investment securities held to maturity and available for sale at December 31, 2008. Expected maturities may differ from contractual maturities in mortgage-backed securities; therefore, these securities are not included in maturity categories in the following table.

Analysis of Investment Securities Portfolio
At December 31, 2008
(Dollars in thousands)

	Held to Maturity			Available for Sale
	Amortized Cost Basis	Market Value	Average Yield	Amortized Cost Basis	Market Value	Average Yield
U.S. government sponsored agencies:
One year or less	$--	$--	--	$5,000	$5,062	5.13%
After one, but within five years	2,007	2,034	3.40%	27,090	27,497	4.46%
After five, but within ten years	--	--	--	11,982	12,098	4.70%
After ten years	--	--	--	1,000	1,005	6.00%
Total federal agency securities	2,007	2,034	3.40%	45,072	45,662	4.63%
Mortgage-backed securities	1,168	1,192	5.50%	11,243	11,531	4.69%
Corporate securities:
After five, but within ten years	--	--	--	400	438	7.03%
After ten years	--	--	--	5,684	3,966	6.29%
Municipal securities:
After ten years	--	--	--	953	898	5.03%
Marketable equity securities	--	--	--	1,002	319	5.45%
Total investment securities	$3,175	$3,226	4.17%	$64,354	$62,814	4.82%

Management evaluates the portfolio for other-than-temporary impairment on a quarterly basis. For additional information about investment securities, see Note 1 (c) and Note 6 of the Notes to Consolidated Financial Statements.

Short-term investments

Short-term investments, consisting of federal funds and interest earning deposits in banks, decreased $23.8 million to $9.4 million at December 31, 2008 from the total of $33.2 million at December 31, 2007. Interest-earning deposits in other banks decreased $17.7 million and federal funds sold decreased $6.1 million reflecting the decrease in Adams’ liquidity.

Other Assets

Other assets increased $7.8 million or 85.7% to $16.9 million at December 31, 2008 from $9.1 million at December 31, 2007.  The most significant increases in other assets in 2008 were; a $2.7 million increase in foreclosed assets, a $3.6 million increase in deferred tax assets, a $1.0 million increase in income taxes receivable, and a $775,000 increase in FHLB stock.  The most significant decrease in other assets was a $549,000 decrease in accrued interest receivable reflecting the decrease in average investment balances and the decline in the yield on average interest earning assets.

Deposits

Deposits are Adams’ primary source of funds, providing funding for 88.3% of average earning assets in 2008 and 92.0% in 2007. Average interest-bearing deposits decreased 4.3% to $300.9 million in 2008 from $314.5 million in 2007.  Total deposits decreased $39.9 million or 10.3% to $347.0 million at December 31, 2008 from $386.9 million at December 31, 2007. Money market accounts led the decline in deposits with a decrease of $28.5 million  followed by a decrease of $7.6 million in noninterest bearing demand accounts, a $7.0 million decrease in NOW accounts and a $36,000 decrease in savings accounts.  Certificates of deposit increased  by $3.2 million from the balance at December 31, 2007.

The following table sets forth the dollar amounts in the various types of deposit programs.

	December 31,
	2008		2007		2006
(Dollars in thousands)	Amount	Percent	Amount	Percent	Amount	Percent
Demand deposits	$67,193	19.4%	$74,833	19.3%	$76,887	21.1%
Savings accounts	15,054	4.3%	15,090	3.9%	16,311	4.5%
NOW accounts	71,823	20.7%	78,829	20.4%	64,391	17.7%
Money market accounts	20,323	5.9%	48,845	12.6%	55,031	15.1%
Total non-certificates	174,393	50.3%	217,597	56.2%	212,620	58.4%
Total certificates	172,568	49.7%	169,345	43.8%	150,970	41.6%
Total deposits	$346,961	100.0%	$386,942	100.0%	$363,590	100.0%

The following table summarizes certificates of deposit at December 31, 2008 by time remaining until maturity.

	Maturity
(In thousands)	3 Months or Less	Over 3 to 6 Months	Over 6 to 12 Months	Over 12 Months	Total

Certificates of deposit less than $100,000	$41,518	$23,061	$42,765	$17,967	$125,311
Certificates of deposit of $100,000 or more	18,816	12,860	11,187	4,394	47,257
Total certificates of deposit	$60,334	$35,921	$53,952	$22,361	$172,568

Certificates of deposit include brokered deposits totaling $79.7 million of which $67.0 million or 84.0% are CDARS (Certificate of Deposit Account Registry Service) deposits.  CDARS is a deposit placement service that allows Adams to place its customers’ funds in FDIC-insured certificates of deposit at other banks and to simultaneously receive an equal sum of funds from the customers of other banks in the CDARS network.  The majority of CDARS deposits are gathered within Adams’ geographic footprint through established customer relationships.

Borrowed Funds

Short-term borrowings, consisting of FHLB advances and customer repurchase agreements, totaled $24.5 million at December 31, 2008, compared to $8.5 million at December 31, 2007. Average short-term borrowings for 2008 were $18.9 million, compared to $5.2 million for 2007. For additional information on short-term borrowings, see Note 12 of the Notes to Consolidated Financial Statements.

Long-term debt was $26.1 million at December 31, 2008, a net increase of $11.0 million from December 31, 2007.  The increase reflects loans acquired by the parent company to provide a $7.7 million capital infusion to ANB and to fund a loan participation in the amount of $3.5 million partially offset by principal payments of $351,000 on FHLB advances.  For additional information on long-term debt, see Note 13 of the Notes to Consolidated Financial Statements.

Borrowed funds average balances and interest rates are presented in the following schedule:

	Years Ended December 31,
(Dollars in thousands)	Maximum Outstanding at Any Month End	Average Balance	Average Interest Rate	Ending Balance	Average Interest Rate at Year End
2008:
Long-term debt	$26,132	$17,455	4.53%	$26,132	3.84%
Short-term borrowings	$35,957	$18,867	1.97%	$24,477	0.64%
2007:
Long-term debt	$16,055	$13,942	5.62%	$15,120	5.07%
Short-term borrowings	$12,578	$5,175	2.78%	$8,494	3.32%
2006:
Long-term debt	$11,136	$9,638	6.57%	$6,288	7.71%
Short-term borrowings	$30,026	$16,216	4.72%	$2,378	1.32%

Contractual Commitments

In the normal course of business, Adams enters into certain contractual obligations. Such obligations include obligations to make future payments on debt and lease arrangements. See Notes 9, 10, 12 and 13 of the Notes to Consolidated Financial Statements. The following table summarizes Adams’ significant contractual obligations at December 31, 2008.

	Payments due by period
(In thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Time deposit maturities	$172,568	$150,207	$19,353	$3,008	$--
Short-term borrowings	24,477	24,477	--	--	--
Long-term debt	26,132	--	16,132	10,000	--
Operating lease obligations	4,759	1,151	2,245	1,202	161
Purchase obligations (1)	1,660	417	733	510	--
Total	$229,596	$176,252	$38,463	$14,720	$161
(1)	Purchase obligations consist primarily of a data processing service center contract in the amount of $1.5 million

See Note 14 of the Notes to the Consolidated Financial Statements for a summary of off balance sheet commitments.

Stockholders' Equity

Stockholders' equity at December 31, 2008 was $24.3 million, a decrease of $7.2 million from December 31, 2007 due to the net loss of $5.8 million, a $518,000 increase in unrealized losses on investment securities and payment of $866,000 in cash dividends.  The ratio of average stockholders' equity to average assets for 2008 was 6.89%, as compared to 6.95% for 2007. For a discussion of Adams’ capital, see “Capital Resources” in this section and Note 16 to Adams’ Consolidated Financial Statements.

Asset Quality

Adequacy of the Allowance for Loan Losses

Adams continuously monitors the quality of its loan portfolio and maintains an allowance for loan and lease losses (“ALLL”) sufficient to absorb probable losses inherent in its total loan portfolio. The ALLL policy is critical to the portrayal and understanding of Adams’ financial condition and results of operations. As such, selection and application of this "critical accounting policy" involves judgments, estimates, and uncertainties that are susceptible to change. In the event that different assumptions or conditions were to prevail, and depending upon the severity of such changes, the possibility of materially different financial condition or results of operations is a reasonable likelihood. Although credit policies are designed to minimize risk, management recognizes that loan losses will occur and that the amount of these losses will fluctuate depending on the risk characteristics of the loan portfolio.

Adams’ ALLL framework has three basic components: a formula-based component for pools of homogeneous loans (i.e. groups of loans with similar risk characteristics); a specific allowance for loans reviewed for individual impairment; and a pool specific allowance based upon other inherent risk factors and imprecision associated with the modeling and estimation process. The first component, the general allocation to homogenous loans, is determined by applying allowance factors to pools of loans that have similar characteristics in terms of business and product type. The general factors are determined by using an analysis of historical charge-off experience by loan pools. The second component of the ALLL analysis involves the estimation of allowances specific to impaired loans. The third component of the ALLL addresses inherent losses that are not otherwise captured in the other components and is applied to homogenous pools of loans. The qualitative factors are subjective and require a high degree of management judgment. These factors consider changes in nonperforming and past-due loans, concentrations of loans to specific borrowers and industries, and general and regional economic conditions, as well as other factors existing at the determination date.

The allowance for loan losses is established through provisions for loan losses as a charge to earnings based upon management's ongoing evaluation. Loans deemed uncollectible are charged against the allowance for loan losses and any subsequent recoveries are credited to the allowance. The provision for loan losses increased in 2008 to $11.8 million, compared to a provision expense totaling $260,000 in 2007 and a recovery of $232,000 in 2006. The increase in the provision was to address the weaknesses primarily in the construction and commercial real estate portfolios, due to the softening in the economy and the deterioration in property values primarily in the Washington DC metropolitan area. To assist in identifying weakness in the real estate loan portfolio,  updated appraisals were ordered in the fourth quarter of 2008, and these appraisals have shown a decrease in market values of real estate secured properties. In addition, an independent loan review was conducted in the fourth quarter of 2008 to review all loans with balances greater than $150,000. The results of the appraisal updates and the results of the independent loan review were taken into account in increasing Adams’ provision for loan losses. The balance of the allowance for loan losses was $12.5 million or 3.85% of loans at December 31, 2008, $4.2 million or 1.37% of loans at December 31, 2007, and $4.4 million or 1.44% of loans at December 31, 2006. Net loan charge-offs were $3.5 million or 1.07% of average loans, compared to net charge-offs totaling $490,000 or 0.16% of average loans for 2007, and net recoveries totaling $319,000 or 0.12% of average loans in 2006. Of the charge-off loans in 2008, three construction loans comprised 85.3% of the balance. The current level of the ALLL is intended to address known and inherent losses that are both probable and estimable at December 31, 2008. For additional information on the analysis of loan losses, see Note 7 of the Notes to Consolidated Financial Statements.

The following table presents the allocation of the allowance for loan losses by categories.

	December 31,
(In thousands)	2008	2007	2006	2005	2004
Allowance amount allocated to:
Commercial and industrial	$1,587	$952	$1,078	$1,799	$720
Real estate:
Commercial mortgages	1,762	(a)	(a)	(a)	(a)
Residential mortgages	1,212	(a)	(a)	(a)	(a)
Construction and development	7,922	(a)	(a)	(a)	(a)
Total real estate	10,896	3,235	3,334	2,418	1,826
Installment	31	15	20	60	12
Unallocated	--	--	--	68	--
Total allowance for loan losses	$12,514	$4,202	$4,432	$4,345	$2,558

(a) Information is not available by category for these years.

Nonperforming Assets

Nonperforming assets include nonaccrual loans, restructured loans, past-due loans and other real estate owned (i.e. real estate acquired in foreclosure or in lieu of foreclosure). Past-due loans are loans that are 90 days or more delinquent and still accruing interest. There were no past-due loans at December 31, 2008 that were still accruing interest, compared to $2.1 million at December 31, 2007. Nonperforming assets at December 31, 2008 represented 8.95% of total assets and totaled $37.9 million, with balances of $306,000 guaranteed by the Small Business Association. In comparison, nonperforming assets at December 31, 2007 were 2.76% of total assets and totaled $12.3 million with balances of $1.2 million guaranteed by the SBA. Other real estate owned (“OREO”) increased this year due to three properties totaling $4.1 million, compared to $1.4 million in 2007. The significant increase in nonperforming loans since last year was due to the construction and commercial real estate portfolio. See Note 7 of the Notes to Consolidated Financial Statements.

The following table presents nonperforming assets by category for the last five years.

	December 31,
(Dollars in thousands)	2008	2007	2006	2005	2004
Nonaccrual loans:
Commercial	$2,003	$1,379	$1,508	$432	$1,353
Real Estate	31,774	7,384	--	11	524
Installment – individuals	11	--	--	--	--
Total nonaccrual loans	33,788	8,763	1,508	443	1,877
Past-due loans	--	2,123	1,919	--	--
Other real estate owned	4,124	1,410	137	137	--
Total nonperforming assets	$37,912	$12,296	$3,564	$580	$1,877

Nonperforming assets exclusive of SBA guarantee	$37,606	$11,080	$2,544	$263	$871
Ratio of nonperforming assets to gross loans & OREO	11.53%	3.98%	1.16%	0.23%	1.04%
Ratio of nonperforming assets to total assets	8.95%	2.76%	0.88%	0.17%	0.75%
Allowance for loan losses to nonperforming assets	33.0%	34.17%	124%	759%	136%

Loans totaling $29.1 million and $7.2 million at December 31, 2008 and 2007, respectively, were classified as monitored credits subject to management's attention (i.e. potential problem loans) and are not reported in the preceding table. The increase in monitored credits, compared to 2007, was due largely to the deterioration in the economy that is affecting the market prices of real estate properties and putting pressure on the borrowers’ ability to repay loans. The classification of monitored credits is reviewed on a monthly basis. The balances of the monitored credits guaranteed by the SBA totaled $865,000 and $386,000 as of December 31, 2008 and 2007, respectively.

The following table sets forth an analysis of the allowance for loan losses for the periods indicated.

(Dollars in thousands)	2008	2007	2006	2005	2004

Balance at beginning of period	$4,202	$4,432	$4,345	$2,558	$2,119
Allowance of acquired bank	--	--	--	1,430	--
Loans charged off:
Commercial	275	192	345	338	80
Real estate – commercial	18	481	--	47	--
Real estate – residential	38	--	--	--	--
Real estate – construction	3,400	--	--	--	--
Installment – individuals	39	15	12	14	22
Total charge-offs	3,770	688	357	399	102
Recoveries:
Commercial	147	133	594	415	120
Real estate – commercial	94	11	36	15	--
Real estate – residential	1	--	--	--	--
Installment – individuals	18	54	46	16	1
Total recoveries	260	198	676	446	121
Net charge-offs (recoveries)	3,510	490	(319)	(47)	(19)
Provision for loan losses	11,822	260	(232)	310	420
Balance at end of period	$12,514	$4,202	$4,432	$4,345	$2,558
Ratio of net charge-offs (recoveries) to average loans	1.07%	0.16%	(0.12%)	(0.02%)	(0.01%)

Liquidity and Capital Resources

Liquidity

Liquidity is a product of Adams’ operating, investing, and financing activities and is represented by cash and cash equivalents. Principal sources of funds are from deposits, short and long-term debt, principal and interest payments on outstanding loans, maturity of investment securities, and funds provided from operations.  The impact of the Written Agreement on Adams’ operations as well as deteriorating credit markets have had an adverse impact on Adams’ financial condition and operations including maintaining acceptable liquidity levels. Following the public announcement of the Written Agreement with the OCC in the fourth quarter of 2008, ANB has become restricted in its ability to renew or access deposits through brokers. Moreover, a number of Adams’ depositors have sought to reduce their deposits at Adams National Bank.

Cash and cash equivalents decreased $25.2 million for the period ended December 31, 2008 compared to increasing $21.2 million in 2007 and $9.0 million in 2006.  Liquid assets represented 5.6% of total assets at December 31, 2008, compared to 10.9% in 2007 and 6.8% in 2006.  Cash flow from operations totaled $1.0 million in 2008 compared to $4.0 million in 2007 and $1.9 million in 2006.  The decrease in 2008 operating cash flow was primarily due to the net loss of $5.8 million compared to net income of $3.1 million in 2007 and $3.7 million in 2006.

In 2008, the primary source of cash from investing activities was from maturing and called investment securities and was used primarily to fund loan growth and to help partially offset the outflow in deposits. Borrowings were the main source of cash from financing activities and provided $32.1 million of cash used to partially offset the $40.0 million decrease in deposits.  In 2007, the proceeds from maturing investment securities was used primarily for reinvestment in other securities.  The majority of cash from financing activities in 2007 and 2006 resulted from deposit growth of $23.4 million and $71.5 million, respectively.  Borrowings provided an additional $16.1 million in 2007, which was used to replace higher costing certificates of deposit. In 2006, cash from financing activities was used to paydown long-term debt and to provide funding for loans.  Cash dividends decreased by $865,000 in 2008, reflecting Adams’ strategy to preserve capital.

In the first quarter of 2009, Adams experienced deposit out flows, due to the matured brokered deposits and CDARs. ANB was not allowed to renew existing brokered deposits per the Written Agreement. The primary sources of cash to fund deposit out flows was from principal and interest payments on loans and the sale of loan participations. Borrowings from the FHLB remained flat compared to December 31, 2008. The FHLB increased the collateral requirement to 125% of advances effective February 1, 2009.

Adams has additional sources of liquidity available through unpledged investment securities with a market value totaling $4.3 million and unsecured lines of credit available from correspondent banks, which can provide up to $5.0 million, as well as available credit of $48.9 million through its membership in the FHLB at December 31, 2008.  See Note 12 and Note 13 of the Notes to the Consolidated Financial Statements.

Capital Resources

Capital levels are monitored by management on a quarterly basis in relation to regulatory requirements and financial forecasts for the year.  At December 31, 2008, CBT was considered to be “well capitalized” under the regulatory framework for prompt corrective action.  ANB can not be considered “well capitalized” while under the Written Agreement dated October 1, 2008, and must maintain the following capital levels: total risk based capital equal to 12% of risk-weighted assets; tier 1 capital at least equal to 11% of risk-weighted assets; and tier 1 capital at least equal to 9% of adjusted total assets.  At December 31, 2008, ANB’s capital ratio levels did not comply with those required in the Written Agreement.  ANB has taken steps to comply with the capital ratio requirements as stipulated in the Written Agreement.  Adams provided a capital infusion to ANB of $7.7 million as of December 31, 2008. Adams has $1.75 million remaining on a credit facility to dividend to ANB in the future. ANB is not growing the balance sheet until the capital ratios are in compliance. ANB has also sold participations in loans during the first quarter of 2009 to shrink its assets and has also curtailed lines of credit on national credit facilities in which ANB participated. Additionally, ANB has reduced its operating expenses and is continuing to monitor spending.  For the capital ratios of each Bank and that of the consolidated Company at December 31, 2008 and 2007 see tables in Note 16 to Adams’ Consolidated Financial Statements.

Risk Factors

Adams has established control processes and uses various methods to manage risk throughout its organization.  Although various controls, policies, personnel and committees establish limits for and monitor various aspects of the Banks’ risk profile, it remains exposed to risks, many of which are beyond its control and that could adversely impact its performance.

Market Risk

Adams is exposed to various market risks in the normal course of conducting business. Market risk is the potential loss arising from adverse changes in interest rates, prices, and liquidity. Adams has established the Asset/Liability Committee (ALCO) to monitor and manage those risks. ALCO meets periodically and is responsible for approving asset/liability policies, formulating and implementing strategies to improve balance sheet and income statement positioning, and monitoring interest rate sensitivity. Adams manages its interest-rate risk sensitivity through the use of a simulation model that projects the impact of rate shocks, rate cycles, and rate forecast estimates on the net interest income and economic value of equity (the net present value of expected cash flows from assets and liabilities). These simulations provide a test for embedded interest-rate risk and take into consideration factors such as maturities, reinvestment rates, prepayment speeds, repricing limits, decay rates and other factors. The results are compared to risk tolerance limits set by ALCO policy. The rate-shock risk simulation projects the impact of instantaneous parallel shifts in the yield curve. At December 31, 2008, an instantaneous rate increase of 100 basis points indicates a 4.2% increase in net interest income and a 1.80% increase in the economic value of equity. Likewise, an instantaneous decrease in rates of 100 basis points indicates a decrease of 3.7% in net interest income and a decrease of 1.95% in the economic value of equity.

The table below sets forth, as of December 31, 2008 and 2007, the estimated changes in Adams’ net interest income and economic value of equity, which would result from the designated instantaneous changes in the yield curve over the next twelve months. These results are not necessarily indicative of future actual results, nor do they take into account certain actions that management may undertake in response to future changes in interest rates.

As of December 31,	2008		2007
Change in interest rates (basis points)	Net interest income	Economic value of equity	Net interest income	Economic value of equity
+100	4.21%	1.80%	0.92%	(4.70)%
-100	(3.71)%	(1.95)%	(1.44)%	3.95%

Interest Rate Fluctuation

Adams’ earnings are affected by the fiscal and monetary policies of the Federal government and its agencies.  The Board of Governors of the Federal Reserve System regulates the supply of money and credit in the United States. Their policies significantly impact the Banks’ cost of funds for deposits and borrowings and the return earned on loans and investments. Changes in the Federal Reserve Board policies are difficult to predict or anticipate. During 2007, the Federal Reserve board lowered interest rates 100 basis points. The yield curve environment shifted from a predominately inverted yield curve environment at December 31, 2006 to a flat/inverted yield curve throughout 2007. Management evaluated rate changes that included the inversion of the yield curve throughout 2007.  See discussion of Market Risk above.

Regulations

Extensive regulation by Federal banking authorities and various legislative bodies imposes requirements and restrictions which can impact Adams’ operations, as well as change its competitive environment.  Periodic examinations conducted by regulatory authorities could result in various requirements or sanctions.

Economic Downturn

A significant majority of the Adams Banks’ assets, deposits and fee income is generated in the Washington, D.C. metropolitan area and Richmond Virginia.  As a result, deterioration of local economic conditions in these areas could expose Adams to losses associated with higher loan default rates and lower asset collateral values, deposit withdrawals and other factors that could adversely impact its financial condition and results of operations.

Business Disruption

Operations could be disrupted by various circumstances including damage or interruption from natural disasters, fire, terrorist attack, power loss, network failure, security breaches, computer viruses or intentional sabotage.  Adams has controls and procedures in place to minimize its vulnerability and has developed a business recovery plan; however, any disruption in operations could affect its ability to conduct business and adversely impact its results from operations.

Competition

Banking is a highly competitive industry. Although the Adams Banks compete on the basis of interest rates, convenient locations, quality of customer service, customized products and community involvement, they face strong competition from institutions that are larger and have greater financial resources. In addition, customers could bypass banks and other traditional financial institutions in favor of other financial intermediaries and thus cause a decrease in revenue.

Stock Price Volatility

Adams’ stock price can be volatile due to a variety of factors including: actual or anticipated variations in its quarterly operating results; recommendations by security analysts; acquisitions and mergers involving Adams or its competitors; news reports of trends, concerns, and other issues in the financial services industry; and changes in regulations.  General market conditions, industry factors and economic trends, interest rate changes, or credit loss trends, could cause Adams’ stock price to decrease regardless of its operating results.

Dividend Payment Limitations

Adams receives substantially all of its revenue from dividends paid by its bank subsidiaries, ANB and CBT.  These dividends are the principal source of funds used to pay dividends on Adams’ common stock.  Federal regulations limit the dividend amounts that subsidiary banks can pay to their holding company.  See Note 15 of the Notes to Consolidated Financial Statements for further details of this limitation.

Credit Risk

Adams is exposed to credit risk on its loan portfolio.  Even though the portfolio is closely monitored and evaluation of this risk is performed, unexpected credit losses may subsequently be identified as a result of additional analysis performed by Adams or comments received from regulatory examiners.  Loss exposure could develop if collateral values were to deteriorate after the loan has been made.  See asset quality discussion.

Liquidity Risk

Changes in the stability of the economic environment or deterioration of the public’s confidence in the banking system could cause significant withdrawals by the Banks’ depositors and adversely impact Adams’ liquidity position.  In addition, liquidating securities available for sale could result in the recognition of a loss.  Adams closely monitors its liquidity position including its sources of funding and commitments to fund assets or deposit withdrawals and believes it has sufficient liquidity to fund its commitments.

Reputation

Adams could suffer damage to its reputation if employees act unprofessionally or illegally.  To mitigate this risk, Adams has instituted an employee code of conduct and implemented various personnel policies and procedures to ensure integrity and adherence to policies and procedures within its operations.

Directors, Executive Officers and Corporate Governance.

Adams has adopted a Code of Ethics that applies to Adams’ principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions.  The Code of Ethics may be accessed on Adams’ website at www.adamsbank.com.

Adams’ Board of Directors is currently composed of eight members.  Adams’ bylaws provide that all directors are elected annually.

The table below sets forth certain information regarding the composition of Adams’ Board of Directors.

Name	Age (1)	Positions Held	Since
A. George Cook	75	Director	1998
Marshall T. Reynolds	72	Director	1995
Joseph L. Williams	64	Director	1998
Douglas V. Reynolds	33	Director	2002
Sandra C. Ramsey	48	Director	2006
Todd Shell	40	Director	2008
David Bradley	58	Director	2008
Robert W. Walker	62	President and Chief Executive Officer	2008

(1) As of December 31, 2008.

The principal occupation during the past five years of each director and executive officer is set forth below.  All directors and executive officers have held their present positions for five years unless otherwise stated.

A. George Cook is the Principal of George Cook & Co., Senior Fellow of the School of Public Policy at George Mason University, and Chairman Emeritus and retired Chief Executive Officer of Colonial Parking, Inc.  Mr. Cook is currently a director of the Classica-Seneca Theater Company and a regional Board Member of the Sorenson Institute, University of Virginia.  Mr. Cook is a former Chair of the National Policy Council of the Urban Land Institute, director and past Executive Committee member of the Greater Washington Board of Trade and member and past Chairman of the Board of the National Parking Association.  He is a past Board Member of the Girl Scouts of the USA, a former member of the City Council of the City of Alexandria and a former Chairman of the Commission of Local Government for the Commonwealth of Virginia. Mr. Cook is a former member of the Board of Visitors of George Mason University and a former Vice Chairman of the Virginia State Electoral Board. He is a graduate of the George Washington University.

Sandra C. Ramsey is the Senior Vice President of Finance and Treasurer for Acosta, Inc., a sales, service and marketing company for major consumer product manufacturers and retailers.  Mrs. Ramsey joined Acosta as Corporate Controller in February 1998.  Mrs. Ramsey is a Certified Public Accountant with over 20 years of experience in accounting and finance.  Mrs. Ramsey is a Member of the Board of Directors and President of Leadership Jacksonville and Treasurer of the Early Learning Coalition of Duval County.  Mrs. Ramsey is a graduate of West Virginia University.

Marshall T. Reynolds is the Chairman of the Board, President and Chief Executive Officer of Champion Industries, Inc., a holding company for commercial printing and office products companies, a position he has held since 1992.  Mr. Reynolds became Chairman of the Board of Premier Financial Bancorp in Huntington, West Virginia in 1996.  In addition, Mr. Reynolds is Chairman of the Board of First Guaranty Bancshares, Inc. in Hammond, Louisiana, and Portec Rail Products, Inc. in Pittsburgh, Pennsylvania and a director of Summit State Bank.  He also is the Chairman of the Board of Energy Services of America Corp.  From 1964 to 1993, Mr. Reynolds was President and Manager of The Harrah and Reynolds Corporation (predecessor to Champion Industries, Inc.).  From 1983 to 1993, he was Chairman of the Board of Banc One, West Virginia Corporation (formerly Key Centurion Bancshares, Inc.).  Mr. Reynolds has served as Chairman of The United Way of the River Cities, Inc. and Boys and Girls Club of Huntington. Mr. Reynolds is the father of Director Douglas V. Reynolds.

Douglas V. Reynolds is an attorney for Reynolds & Brown, PLLC.  Mr. Reynolds is the President of the Transylvania Corporation and is Chairman of C. J. Hughes Construction Company, and a director of The Harrah and Reynolds Corporation, and Portec Rail Products, Inc.  Mr. Reynolds is a graduate of Duke University and holds a law degree from West Virginia University. Mr. Reynolds is the son of Director Marshall T. Reynolds.

Joseph L. Williams is a director of Adams and The Adams National Bank since 1995 and the Chairman, President and Chief Executive Officer of Consolidated Bank & Trust Company since February 2007. He is the Chairman and Chief Executive Officer of Basic Supply Company, Inc., which he founded in 1977.  Mr. Williams was one of the organizers and is a director of First Sentry Bank, Huntington, West Virginia. Mr. Williams is a member of the West Virginia Governor’s Workforce Investment Council. He is a former director of Unlimited Future, Inc., a small business incubator, and a former Member of the National Advisory Council of the United States Small Business Administration.  Mr. Williams is a former Mayor and City Councilman of the City of Huntington, West Virginia.  He is a graduate of Marshall University with a degree in finance and is a former member of its Institutional Board of Governors.

Philip Todd Shell is the Chief Investment Officer of Guyan Machinery Rebuilders and Caspian Holdings of Delaware, and is a director of Guyan Machinery Company, Portec Rail Products, Inc., St. Mary’s Medical Foundation, Consolidated Bank & Trust Company, Hospice of Huntington, Huntington Museum of Art, West Virginia Education Alliance, Marshall University Business Scholl, and United Way of the River Cities.  Mr. Shell became a director of Adams in 2008 and is a member of the Audit Committee of Adams.  He beneficially owns 2,320 shares of Adams common stock.

David Bradley has served as a director of The Adams National Bank since June of 2002, and as Director of Adams since November 2008.  Mr. Bradley is the Founder and Executive Director of the National Community Action Foundation, a private, non-profit advocacy organization that represents a network of 1,100 community action agencies.  Mr. Bradley is also the Chief Executive Officer of each of the National Workforce Association and USAWorks!, organizations that advocate for, and assist in the development of, job training systems in the United states.  Mr. Bradley beneficially owns over 300 shares of Adams common stock.

Robert W. Walker is Chairman, President and Chief Executive Officer of Adams and is a Director of Adams and ANB, positions he has held since September 2008.  Mr. Walker serves as the President, Chief Executive Officer and Director of Premier Financial Bancorp, Inc. in Huntington, West Virginia and is a director of its wholly owned subsidiaries.  Mr. Walker has held that position since October 2001.  From September 1998 until October 2001, Mr. Walker was President of Boone County Bank, Inc.  Prior to that time, Mr. Walker was a Regional Vice President at Bank One, West Virginia, N.A.  Mr. Walker was also appointed as Acting Interim President and Chief Executive Officer of ANB.  The appointment was made subject to the authority of the Comptroller of the Currency to issue a notice of disapproval.

Executive Officers who are not Directors:

Karen E. Troutman, age 61, is Adams’ Senior Vice President and Chief Financial Officer of Adams and ANB since 1998.  Mrs. Troutman has over 30 years of experience in the financial services industry in the areas of financial management and accounting. Mrs. Troutman’s prior work experience included over twenty years at Household International (now HSBC) in the capacity of Division Controller for Household Bank and at the corporate headquarters in the Treasury Department serving in various management positions.  Mrs. Troutman holds a Masters Degree from The Johns Hopkins University.

Executive Compensation

Personnel Committee

      The Personnel Committee reviews the performance of named executive officers, as well as other officers and employees, and determines the compensation programs of these individuals.  Directors Cook and Shell comprise the Personnel Committee. Mr. Cook and Mr. Shell are independent and neither has ever been an officer or employee of Adams or any of Adams’ subsidiaries.  The Personnel Committee met two times during 2008 to determine compensation and to review compensation programs.

The Board of Directors has appointed a Personnel Committee which administers the compensation program. The Committee strives to offer a fair and competitive policy to govern named executive officers’ base salaries and an incentive plan and to attract and retain competent, dedicated, and ambitious managers whose efforts will enhance Adams’ products and services and Adams’ subsidiary banks, resulting in higher profitability, increased dividends to Adams’  stockholders and appreciation in Adams’ common stock.

The elements of the compensation are base salary and a bonus plan. As each element of compensation is intended to accomplish a specific goal, payments under one element are not taken into account when determining the amount paid under a different element.

The compensation of the named executive officers is reviewed and approved annually by the Board of Directors upon the recommendation of the Personnel Committee. The Personnel Committee considers the views and recommendations of Adams’ Chief Executive Officer in making the compensation decisions affecting the executive officers who report to him. The Chief Executive Officer’s role in recommending compensation programs is to develop and recommend appropriate performance measures and targets for individual compensation levels and compile competitive benchmark data to assess the competitive labor market. The Chief Executive Officer does not participate in the decisions regarding changes in his compensation.

Summary Compensation Table

Adams does not provide any monetary compensation directly to its executive officers. Instead, the executive officers are paid by the lead bank, ANB, for services rendered in their capacity as executive officers of Adams and ANB. The following table shows the compensation of Jeanne D. Hubbard, Adams’ principal executive officer until September 4, 2008, Robert Walker, Adams’ principal executive officer from September 4, 2008 through year end, and Adams’ two highest compensated executive officers who received total compensation of $100,000 for services to Adams or any of Adams’ subsidiaries during the years ended December 31, 2008, 2007 and 2006.
Summary Compensation Table
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock awards ($)	Option awards ($)	Non-equity incentive plan compensation ($)	Change in pension value and non-qualified deferred compensation earnings ($)	All other compensation ($) (1)(2)(3)	Total ($)
Jeanne D. Hubbard Chairwoman of the Board, President and Chief Executive Officer through September 4, 2008	2008 2007 2006	146,667 218,333 205,500	-- 25,000 --	-- -- --	-- -- --	-- -- --	-- -- --	21,717 30,883 24,020	168,383 274,216 229,520
Robert Walker President, Chief Executive Officer and Director	2008	52,500	--	--	--	--	--	5,867	57,846
Karen E. Troutman Senior Vice President and Chief Financial Officer	2008 2007 2006	176,021 168,333 155,000	15,000 25,000 20,000	-- -- --	-- -- --	-- -- --	-- -- --	18,446 18,178 17,185	209,467 211,511 192,185
John P. Shroads, Jr. Senior Vice President	2008 2007 2006	136,000 134,333 123,500	-- 20,000 15,000	-- -- --	-- -- --	-- -- --	-- -- --	16,815 15,107 5,195	152,815 169,440 143,695

(1)	Includes Board of Director fees of $10,250 paid in 2008, $13,750 paid in 2007 and $13,000 in 2006 to Ms. Hubbard.
(2)
Includes ANB’s matching contribution to the 401(k) plan accounts for Ms. Hubbard of $5,867 in 2008, $8,733 in 2007 and $8,220 in 2006; for Ms. Troutman of $7,041 in 2008, $6,733 in 2007 and $5,950 in 2006; and for Mr. Shroads of $5,440 in 2008, $5,107 in 2007 and $2,495 in 2006.

(3)
Includes parking and automobile allowances of $5,600 in 2008, $8,400 in 2007 and $2,800 in 2006 for Ms. Hubbard; and $11,405 in 2008, $11,445 in 2007 and $11,235 in 2006 for Ms. Troutman, and $11,375 in 2008, $10,000 in 2007 and $2,700 in 2006 for Mr. Shroads.  Includes apartment rent of $5,867 in 2008 for Mr. Walker.

Benefit Plans

The Adams Banks offers a KSOP, an employee stock ownership plan with 401(k) provisions to all eligible employees. Participants may make pre-tax and after-tax contributions to the 401(k) up to the maximum allowable under Federal regulations. Adams matches the pre-tax employee participant’s contributions at a rate of 100% of the first 3% of the employee’s qualifying salary and 50% up to the next 2% of salary. The employee stock ownership plan is a non-leveraged employee stock ownership plan and is a profit sharing plan based upon the earning performance of Adams.  In addition, the Board of Directors may elect to pay a discretionary contribution on an annual basis. The employee stock ownership plan awards vest at the end of the third year. There were no awards in 2008, 2007 or 2006. At December 31, 2008, the employee stock ownership plan held 53,760 shares of Adams common stock.

Health insurance, group life insurance, and group disability insurance are available to all eligible employees and executive officers. All employees may elect to participate in voluntary dental and vision plans. Such plans are standard in the banking industry. These plans are not tied to Adams’ performance or individual performance. The cost of providing such plans to all eligible employees and executive officers is not taken into account when determining specific salaries of the named executive officers and is seen as a cost of doing business.

Pension Benefits

Adams assumed the obligations of Consolidated Bank & Trust Company’s noncontributory defined pension plan, as a result of the acquisition of Consolidated Bank & Trust Company on July 29, 2005. Pension benefits vest after five years of service, and were based on years of service and average final salary.  During 1997, Consolidated Bank & Trust Company froze the accrual of future service benefits; however, benefits continued to accrue for future compensation adjustments. In 2003, the compensation levels were frozen for benefit calculation purposes. The defined benefit plan maintained a September 30 year end for computing benefit obligations. The Consolidated Bank & Trust Company Pension Plan terminated effective March 31, 2007 and was fully distributed in 2008. Adams has no other pension plans. The named executive officers do not participate in this plan.

Deferred Compensation

Adams does not offer a nonqualified deferred compensation plan.

Plan-Based Awards

Adams has two stock option plans for directors and key employees. A Nonqualified Stock Option Plan was originally adopted in 1987, and amended in 1989, pursuant to which non-statutory stock options for up to 170,156 shares, as adjusted, of Adams’ common stock can be awarded to Adams’ officers.  Since its inception in 1987, no awards have been made under this Nonqualified Stock Option Plan. The 2000 Stock Option Plan, originally adopted in February 2000, is a nonqualified stock option plan that was awarded to directors and key officers, and has 8,062 shares under option outstanding. The options in the 2000 Plan were awarded at 90% of the fair market value of Adams’ common stock at the date of the grant and vested over three years. No options may be exercised beyond ten years from the date of the grant. There were no plan-based awards in 2008.

Outstanding Equity Awards at Year End

The following table sets forth information with respect to Adams’ outstanding equity awards for the 2000 Stock Option Plan as of December 31, 2008 for Adams’ named executive officers.  No awards were made to Mr. Walker in 2008.

Outstanding Equity Awards at Fiscal Year-End
Name	Option awards
	Number of securities underlying unexercised options (#) exercisable (i)	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: number of securities underlying unexercised earned options (#)	Option exercise price ($) (i)	Option expiration date (i)
Jeanne D. Hubbard Chairwoman of the Board, President and Chief Executive Officer, through Sept. 4, 2008	--	--	--	--	--
Robert W. Walker Chairman of the Board, President and Chief Executive Officer	--	--	--	--	--
Karen E. Troutman Senior Vice President and Chief Financial Officer	3,025	--	--	$5.21	2/15/2010
John P. Shroads, Jr. Senior Vice President	--	--	--	--	--
(i)  Includes options outstanding from the 2000 Directors and Officers Stock Option Plan. All options were fully vested onFebruary 15, 2003. No options were exercised during 2008 by the named executive officers listed in the table above.

Payments Made Upon a Change of Control

Adams and the ANB entered into Change of Control Agreements with Ms. Troutman on September 19, 2000.  This agreement was amended in 2008 to comply with the requirements of Internal Revenue Code Section 409A.  Pursuant to this agreement, if an executive officer’s employment is terminated following a change in control, the executive officer will receive severance pay in addition to regular pay, vacation pay and retirement benefits accrued through the date of termination and in addition to the continuation of health and pension benefits to the extent required by law:

Generally, pursuant to this agreement, the term “change in control” shall mean:

(i)
any transaction or series of related transactions by which either Abigail Adams National Bancorp, Inc. or the Adams National Bank merge or are consolidated with another company, unless the stockholders of Abigail Adams National Bancorp, Inc. and the Adams National Bank, as the case may be, immediately before such event hold at least 80% of the outstanding voting stock of the surviving entity thereafter; or

(ii)
the sale or other transfer of more than 50% of Abigail Adams National Bancorp, Inc. and the Adams National Bank assets in a single transaction or series or related transactions out of the ordinary course of business; or

(iii)	any change in the membership of the Board of Directors in any two-year period such that those who constitute the Board at the beginning of such period are now less than a majority of the Board; or
(iv)
any person shall become the beneficial owner of more than 50% of the voting stock of  Abigail Adams National Bancorp, Inc. as a result of a tender or exchange offer, open market purchases, privately negotiated purchases or otherwise; or

(v)
the occurrence of any other event that either Abigail Adams National Bancorp, Inc. or the Adams National Bank is or would be, if subject to Securities and Exchange Commission regulation, required to report as a change in control pursuant to Item 6 of Schedule 14A of Securities and Exchange Commission Regulation 14A.

As of December 31, 2008, the potential payment upon a Change in Control for the Chief Financial Officer, Ms. Troutman, would be $104,250.

Payments Made Upon Termination

Other than discussed above for payments under a change in control, the named executive officers would not receive any payments of any kind upon termination, except for accrued vacation, from Adams or ANB at December 31, 2008.  The accrued vacation payments due the executive officers at December 31, 2008 are as follows: Mr. Walker $3,750, Ms. Troutman $3,719 and Mr. Shroads $2,833.

Directors’ Summary Compensation Table

The following table summarizes the total non-employee director compensation earned for services in 2008. Fees paid are for Adams’ and the subsidiary banks’ board and committee meetings.

Director Compensation
Name	Fees earned or paid in cash ($)	Stock awards ($)	Option awards ($)	Non-equity incentive plan compensation ($)	Change in pension value and non-qualified deferred compensation earnings ($)	All other compensation ($)	Total ($)
A. George Cook	30,900	--	--	--	--	--	30,900
Sandra C. Ramsey	15,750	--	--	--	--	--	15,750
Marshall T. Reynolds	18,650	--	--	--	--	--	18,650
Douglas V. Reynolds	20,100	--	--	--	--	--	20,100
Patricia G. Shannon (1)	18,150	--	--	--	--	--	18,150
Marianne Steiner (1)	8,450	--	--	--	--	--	8,450
Bonita A. Wilson (1)	6,150	--	--	--	--	--	6,150
Todd Shell	25,350	--	--	--	--	--	25,350
David Bradley	19,450	--	--	--	--	--	19,450
(1)  Ms. Shannon, Ms. Steiner, and Ms. Wilson resigned from the Board of Directors on November 4, 2008, June 30, 2008, and June 1, 2008, respectively

During 2008, each director received $250 for each meeting of the Board of Directors, $1,000 for each meeting of the ANB’s Board of Directors, $350 for each meeting of CBT’s Board of Directors, $200 for each Executive Committee meeting and $100 for all other committee meetings attended by such director.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights. (a)	Weighted-average exercise price of outstanding options, warrants and rights. (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)). (c)
Equity compensation plans approved by security holders	--	$ --	170,156
Equity compensation plans not approved by security holders	8,062	$5.21	--
Total	8,062	$5.21	178,218

Adams adopted a non-statutory stock option plan (2000 Stock Option Plan) on February 15, 2000 that was not submitted for approval to the shareholders. A total of 30,250 shares of Adams’ common stock were authorized for issuance to key employees and non-employee directors.  All options were granted at an exercise price of $5.21 per share, representing 90% of the fair market value of Adams’ common stock at the date of the grant.  The options vested over three years and expire after ten years from the date of grant.  As of December 31, 2008, 20,676 options have been exercised and 1,512 options have been forfeited in the 2000 Stock Option Plan.

Adams sponsors a Nonqualified Stock Option Plan, originally adopted in 1987, and amended in 1989, pursuant to which non-statutory stock options for up to 170,156 shares, as adjusted, of Adams’ common stock can be awarded to officers of Adams. Since its inception in 1987, no awards have been made under the Nonqualified Stock Option Plan.

Affirmative Determinations Regarding Director Independence and Other Matters

The Board of Directors has reviewed each director’s relationships, both direct and indirect, with Adams and its subsidiaries, the ANB and CBT, and the compensation and other payments, if any, each director has received from or made to Adams and its subsidiaries in order to determine whether such director qualifies as independent under Rule 4200(a)(15) of the Marketplace Rules of The NASDAQ Stock Market, Inc. The Board of Directors has determined that the Board of Directors has at least a majority of independent directors, and that each of the following directors has no financial or personal ties, either directly or indirectly, with Abigail Adams National Bancorp, Inc. or its subsidiaries other than compensation as a director of Adams and its subsidiaries, banking relationships in the ordinary course of business with the subsidiary banks and ownership of Adams’ common shares and thus qualifies as independent under the NASDAQ Marketplace Rules: A. George Cook, David Bradley, Todd Shell, Sandra Ramsey and Douglas V. Reynolds.  There were no transactions required to be reported under “Transactions with Certain Related Persons” that were considered in determining the independence of Adams’ directors.

These five directors are referred to individually as an “Independent Director” and collectively as the “Independent Directors.” The Independent Directors constitute a majority of the Board of Directors.

The Board of Directors has also determined that each member of the Audit Committee of the Board meets the independence requirements applicable to that committee prescribed by the NASDAQ Marketplace Rules, the Securities and Exchange Commission and the Internal Revenue Service.

Certain Relationships and Related Transactions, and Director Independence.

The ANB and CBT intend that all transactions between the banks and their executive officers, directors, holders of 10% or more of the shares of any class of Adams’ common stock and affiliates thereof, will contain terms no less favorable to the banks than could have been obtained by them in arm’s-length negotiations with unaffiliated persons and will be approved by a majority of independent outside directors of the banks not having any interest in the transaction.  Adams and its subsidiary banks have had and expect to have in the future, banking transactions in the ordinary course of business with certain directors of Adams and its subsidiary banks and their associates, as well as with corporations or organizations with which they are connected as directors, officers, stockholders, owners or partners. These banking transactions are made in the ordinary course of business, are made on substantially the same terms as those prevailing at Adams and its subsidiary banks for comparable transactions with other persons, and do not involve more than the normal risk of collectibility or present other unfavorable features. During the year ended December 31, 2008, the Adams Banks had no loans outstanding to directors and one to an executive officer totaling $69,000.

Related party transactions must be approved by the Board of Directors prior to any commitment by Adams and its subsidiary banks to any such transactions. Directors do not participate in the discussions and are not present for voting on their own related party transaction. All of the material terms, conditions, and purpose of the transaction shall be in writing and provided to the Board of Directors, together with the written request for approval of any such transaction. The transaction shall be approved by the appropriate senior officer before being submitted to the Board for approval. Related party transactions for ongoing or continuing services can be reviewed and pre-approved within reasonable parameters by the Board of Directors on an as-needed basis. If the terms, pricing, or conditions change so as to go outside the parameters cited in the request, the transaction shall be resubmitted for review and approval after the fact.

Section 402 of the Sarbanes-Oxley Act of 2002 generally prohibits an issuer from: (1) extending or maintaining credit; (2) arranging for the extension of credit; or (3) renewing an extension of credit in the form of a personal loan for an officer or director.  There are several exceptions to this general prohibition, one of which is applicable to Adams.  Sarbanes-Oxley does not apply to loans made by a depository institution that is insured by the FDIC and is subject to the insider lending restrictions of the Federal Reserve Act.  All loans to the Adams Banks’ directors and officers are made in conformity with Federal Reserve Act regulations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS – MARCH 31, 2009

Adams is the parent of ANB with six full-service branches located in the greater metropolitan Washington, D.C. area and CBT, a Virginia chartered commercial bank, with two branches in Richmond and one in Hampton, Virginia.  The Company reports its financial results on a consolidated basis with ANB and CBT.  ANB is currently subject to a Written Agreement with the OCC under which it is subject to certain operating instructions. To management’s knowledge, at March 31, 2009 ANB has operated in compliance with the requirements of the Written Agreement except for meeting the Tier I capital to average assets ratio (see capital resources section of this management’ discussion and analysis).

The following analysis of financial condition and results of operations should be read in conjunction with Adams’ Consolidated Financial Statements and Notes thereto for the year ended December 31, 2008.

Results of Operations

Overview

Adams recorded a $1.3 million net loss before taxes for the first quarter of 2009 compared to net income before taxes of $919,000 in the first quarter of 2008. The loss during the first three months of 2009 compared to earnings for the same period in 2008 was due to a combination of an $860,000 increase in the provision for loan losses, a $569,000 decrease in net interest income and a $795,000 increase in noninterest expense. The increase in the provision is intended to address increased loan charge-offs during the three month period and the declining portfolio performance reflective of the overall deterioration in the national and local economy. For a detailed discussion of Adams’ asset quality, see the “Asset Quality” section of the Management’s Discussion and Analysis.  Book value per share was $6.57 at March 31, 2009, as compared to $9.24 at March 31, 2008. The return (loss) on average assets was -0.79% and the return (loss) on average equity was -13.75% for the first quarter of 2009, compared to a return on average assets of 0.52% and a return on average equity of 7.06% for the same period last year. Basic and diluted loss per share was $0.23 for the first quarter of 2009 compared to basic and diluted earnings per share of $0.16 for the first quarter of 2008.

Analysis of Net Interest Income

Net interest income, which is the sum of interest and certain fees generated by interest-earning assets minus interest paid on deposits and other funding sources, is the principal source of Adams’ earnings. Net interest income for the quarter ended March 31, 2009 decreased $569,000 or 14.8% to $3.3 million from $3.8 million in the first quarter of 2008. The decrease in net interest income was attributable, for the most part, to the decline in the average yield on loans and, to a lesser extent, the decrease in the average investment balances, partially offset by a decline in the cost of liabilities.

Loans, the highest yielding component of earning assets, represented 80.9% of average earning assets at March 31, 2009 compared to 75.1% at March 31, 2008.  The average yield on loans declined 172 basis points to 5.44% in the first quarter of 2009 from 7.16% in first quarter of 2008, primarily as a result of a decrease in Prime Rate, a key index to which a substantial portion of our loan rates are tied. During the first quarter of 2009, average Prime Rate was 3.25% compared to 6.22% during the same time last year.  The increase in nonaccrual loans has had a negative impact on the average loan yield.

During the first quarter of 2009, average investments, consisting of investment securities, federal funds and other short-term investments, decreased $28.4 million to $74.7 million from $103.1 million in the same period of 2008. Investments were used to fund loan growth and deposit outflow.  The 2009 first quarter yield on average investments was 4.38%, a decrease of 19 basis points from the 2008 first quarter yield of 4.57% reflecting the decrease in short and medium term interest rates during the first quarter of 2009 compared to generally higher market rates during the first quarter of 2008.

The percentage of average interest-earning assets funded by average interest-bearing liabilities increased to 84.0% during the first quarter of 2009, compared to 80.7% for the same period in 2008.  Deposits, which represented 83.1% of average interest bearing liabilities at March 31, 2009, decreased $37.7 million or 12.2% to $272.2 million from $309.9 million at March 31, 2008.  Average borrowings increased $31.6 million in the first quarter of 2009 to $55.5 million from $23.9 million in the first quarter of 2008.  The cost of interest-bearing funds for the quarter ended March 31, 2009, decreased 127 basis points to 2.18% from 3.45% during the same period last year. The decrease in the cost of interest-bearing liabilities reflects deposits and short-term borrowings bearing lower interest rates as shorter and medium term interest rates in the first quarter of 2009 were significantly lower than during the same quarter in 2008.

The net interest margin, which is net interest income as a percentage of average interest-earning assets, decreased 33 basis points to 3.40% in the first quarter of 2009 from 3.73% in the first quarter of 2008.  The compression in the net interest margin reflects the decline in the average earning asset yield, the decrease in the average investment balance and the increase in nonaccrual loans.  The net interest spread, which is the difference between the average interest rate earned on interest-earning assets and interest paid on interest-bearing liabilities, was 3.05% for 2009, reflecting a decrease of two basis points from the 3.07% reported in the first quarter of 2008.

The following table presents the average balances, net interest income and interest yields/rates for the first three months of 2009 and 2008.

Distribution of Assets, Liabilities and Stockholders' Equity Yields and Rates
For the Three Months Ended March 31, 2009 and 2008
(Dollars in thousands)

	2009			2008
	Average Balances	Interest Income/ Expense	Average Rates	Average Balances	Interest Income/ Expense	Average Rates
Assets
Loans (1)	$315,421	$4,229	5.44%	$310,641	$5,533	7.16%
Investment securities	68,089	802	4.78%	80,333	963	4.82%
Federal funds sold	5,775	3	0.21%	8,716	74	3.41%
Interest-earning bank balances	788	1	0.51%	14,020	135	3.87%
Total interest-earning assets	390,073	$5,035	5.23%	413,710	$6,705	6.52%
Allowance for loan losses	(12,517)			(4,259)
Cash and due from banks	13,829			14,296
Other assets	19,588			12,728
Total assets	$410,973			$436,475
Liabilities and Stockholders' Equity
Savings, NOW and money market accounts	$101,512	$91	0.36%	$140,804	$666	1.90%
Certificates of deposit	170,721	1,368	3.25%	169,051	1,954	4.65%
Short- term borrowings	29,323	43	0.59%	8,816	63	2.87%
Long-term debt	26,199	262	4.06%	15,104	182	4.85%
Total interest-bearing liabilities	327,755	1,764	2.18%	333,775	2,865	3.45%
Noninterest-bearing deposits	57,538			66,075
Other liabilities	1,928			4,507
Stockholders' equity	23,752			32,118
Total liabilities and stockholders' equity	$410,973			$436,475
Net interest income		$3,271			$3,840
Net interest spread			3.05%			3.07%
Net interest margin			3.40%			3.73%

(1) The loan averages are stated net of unearned income and include loans on which the accrual of interest has been discontinued.

Noninterest Income

Total noninterest income consists primarily of service charges on deposits and other fee-based services, as well as gains on the sales of investment securities and loans. Noninterest income totaled $370,000 for the first quarter of 2009, a decrease of $37,000 from $407,000 in the first quarter of 2008.  The decrease was primarily due to a $32,000 other-than-temporary impairment charge resulting from the write down of two corporate debt securities to fair value.  Service charges on deposit accounts and other fee income totaled $402,000, reflecting a modest decrease from the $407,000 in the first quarter of 2008.  Adams had no gain from sales of the guaranteed portion of SBA loans during the first quarter ended March 31, 2009 compared to a gain of $19,000 during the first quarter ended March 31, 2008. There were no sales of investment securities during the first three months of 2009 or 2008.

Noninterest Expense

Noninterest expense in the first quarter of 2009 totaled $4.0 million, an increase of $795,000 or 24.7% compared to the first quarter of 2008 primarily due to increases in professional fees and other operating expense.  Professional fees increased $244,000 compared to the first quarter of 2008 reflecting increases in audit and legal fees.  Other operating expense increased $459,000 compared to the first quarter of 2008 primarily reflecting increases in OREO related expense.

Income Tax Expense

Adams recorded an income tax benefit of $537,000 based on a pre-tax net loss of $1.3 million for the first quarter of 2009 compared to tax expense of $355,000 in the first quarter of 2008 based on pre-tax income of $919,000.  The effective tax rate for 2009 was 40.0%, compared to 38.6% for the first quarter of 2008 reflecting the impact of tax exempt income.

Financial Condition

Overview

Total assets decreased $27.9 million or 6.6% to $395.8 million at March 31, 2009, from $423.7 million at December 31, 2008.  Total liabilities decreased $26.4 million or 6.6% to $373.0 million from $399.4 million at December 31, 2008.

Short-term investments

Short-term investments, consisting of federal funds and interest-earning deposits in banks, decreased a total of $2.1 million or 22.0% to $7.3 million at March 31, 2009 from $9.4 million at December 31, 2008.  Short-term investments were used to fund operations and the outflow in deposits.

Investment securities

Investment securities available for sale are carried at fair value and totaled $60.9 million at March 31, 2009, an increase of $1.9 million or 3.0% from $62.8 million at December 31, 2008. Investment securities classified as held to maturity were $3.1 million at March 31, 2009, a decrease of $59,000 from December 31, 2008.

Loans

Total loans outstanding at March 31, 2009 decreased $21.7 million or 6.7% to $303.1 million from $324.8 million at December 31, 2008.  The decrease since year end reflects Adams’ strategy to limit balance sheet growth by curtailing lending and increasing sales of loan participations in order to maintain the higher capital ratio requirements under the OCC Written Agreement. See Note 3 to the unaudited condensed consolidated financial statements.

Deposits

Deposits decreased $23.7 million to $323.3 million at March 31, 2009 from $347.0 million at December 31, 2008, reflecting a $9.7 million decrease in demand deposits and a $14.0 million decrease in interest bearing accounts.

Short-term borrowings

Short-term borrowings, consisting of repurchase agreements and short-term FHLB borrowings, decreased a total of $2.8 million to $21.7 million at March 31, 2009 from $24.5 million at year end.

Stockholders' equity

Stockholders' equity at March 31, 2009 decreased $1.5 million to $22.8 million since year-end. The decrease reflects the 2009 first quarter net loss of $805,000 and the increase of $722,000 in unrealized net loss on available for sale investment securities.

Asset Quality

Adequacy of the Allowance for Loan Losses

Adams continuously monitors the quality of its loan portfolio and maintains an allowance for loan and lease losses (“ALLL”) sufficient to absorb probable losses inherent in its total loan portfolio. The ALLL policy is critical to the portrayal and understanding of Adams’ financial condition and results of operations. As such, selection and application of this "critical accounting policy" involves judgments, estimates, and uncertainties that are susceptible to change. In the event that different assumptions or conditions were to prevail, and depending upon the severity of such changes, the possibility of materially different financial condition or results of operations is a reasonable likelihood. Although credit policies are designed to minimize risk, management recognizes that loan losses will occur and that the amount of these losses will fluctuate depending on the risk characteristics of the loan portfolio.

Adams’ ALLL framework has three basic components: a formula-based component for pools of homogeneous loans; a specific allowance for loans reviewed for individual impairment; and a pool specific allowance based upon other inherent risk factors and imprecision associated with the modeling and estimation process. The first component, the general allocation to homogenous loans, is determined by applying allowance factors to pools of loans that have similar characteristics in terms of business and product type. The general factors are determined by using an analysis of historical charge-off experience by loan pools. The second component of the ALLL analysis involves the estimation of allowances specific to impaired loans. The third component of the ALLL addresses inherent losses that are not otherwise captured in the other components and is applied to homogenous pools of loans. The qualitative factors are subjective and require a high degree of management judgment. These factors consider changes in nonperforming and past-due loans, concentrations of loans to specific borrowers and industries, and general and regional economic conditions, as well as other factors existing at the determination date.

The allowance for loan losses is established through provisions for loan losses as a charge to earnings based upon management's ongoing evaluation. Loans deemed uncollectible are charged against the allowance for loan losses and any subsequent recoveries are credited to the allowance. The provision for loan losses increased in the first quarter of 2009 to $965,000, compared to a provision expense totaling $105,000 for the same period in 2008. The increase in the provision was to address the weaknesses primarily in the construction and commercial real estate portfolios, due to the softening in the economy and the deterioration in property values primarily in the Washington DC metropolitan area. To assist in identifying weakness in the real estate loan portfolio, updated appraisals were ordered in the fourth quarter of 2008 and the first quarter of 2009, and these appraisals have shown a decrease in market values of real estate secured properties. In addition, an independent loan review was conducted in the fourth quarter of 2008 to review all loans with balances greater than $150,000 and a subsequent loan review was conducted in the first quarter of 2009. The results of the appraisal updates and the results of the independent loan reviews were taken into account in increasing our provision for loan losses. The balance of the allowance for loan losses was $13.3 million or 4.39% of loans at March 31, 2009 and $12.5 million or 3.85% of loans at December 31, 2008. Net loan charge-offs were $187,000 or 0.06% of average loans, compared to net recoveries totaling $107,000 or 0.03% of average loans for the same period in 2008. The current level of the ALLL is intended to address known and inherent losses that are both probable and estimable at March 31, 2009.

The following table presents an analysis of the ALLL for the three months ended March 31, 2009 and 2008.
	For the three months ended
(Dollars in thousands)	March 31,
	2009	2008
Balance at beginning of period	$12,514	$4,202
Loans charged-off:
Commercial	15	--
Real estate – commercial	10	--
Real estate – residential	82	--
Construction and development	85	--
Installment – individuals	13	3
Total charge-offs	205	3
Recoveries:
Commercial	16	29
Real estate – commercial	--	--
Real estate – residential	--	77
Construction and development	--	--
Installment – individuals	2	4
Total recoveries	18	110
Net charge-offs (recoveries)	187	(107)
Provision for loan losses	965	105
Balance at end of period	$13,292	$4,414

Ratio of net charge-offs (recoveries) to average loans	0.06%	(0.03)%

Nonperforming Assets

Nonperforming assets include nonaccrual loans, restructured loans, past-due loans and other real estate owned. Past due loans are loans that are 90 days or more delinquent and still accruing interest. Total nonperforming assets at March 31, 2009 were $61.5 million with balances of $915,000 guaranteed by the Small Business Association (SBA), and represented 15.5% of total assets. In comparison, nonperforming assets at December 31, 2008 represented 8.95% of total assets and totaled $37.9 million, with balances of $306,000 guaranteed by the SBA. Past-due loans that were still accruing interest at March 31, 2009 totaled $462,000 that were in the process of renewal, compared to no past due loans at December 31, 2008. Other real estate owned totaled $3.9 million at March 31, 2009, compared to $4.1 million at December 31, 2008, and consisted of three properties. The significant increase in nonperforming assets since December 31, 2008 was due to the construction and commercial real estate loan portfolios at both banks. Loans totaling $17.3 million that were considered impaired at December 31, 2008 were moved to nonaccrual status in the first quarter of 2009.

The following table presents nonperforming assets by category at March 31, 2009 and December 31, 2008.

	2009	2008
	(Dollars in thousands)
Nonaccrual loans:
Commercial	$3,737	$2,003
Real estate	53,390	31,774
Installment to individuals	45	--
Total nonaccrual loans	57,172	33,788
Past-due loans	462	--
Other real estate owned	3,876	4,124
Total nonperforming assets	$61,510	$37,912

Nonperforming assets exclusive of SBA guarantee	$60,595	$37,606
Ratio of nonperforming assets to gross loans	20.29%	11.53%
Ratio of nonperforming assets to total assets	15.54%	8.95%
Allowance for loan losses to nonperforming assets	21.61%	33.00%

Assets totaling $14.0 million and $29.1 million at March 31, 2009 and December 31, 2008, respectively, were classified as monitored credits subject to management's attention (i.e. potential problem loans) and are not reported in the preceding table. The decrease in monitored credits, compared to December 31, 2008, was due to the movement of nonperforming loans into nonaccrual loan status. The deterioration in the loan portfolio is due to the economic recession that is affecting the market prices of real estate properties and putting pressure on the borrowers ability to repay loans. The classification of monitored credits is reviewed on a monthly basis. The balances of the monitored credits guaranteed by the SBA totaled $539,000 and $865,000 as of March 31, 2009 and December 31, 2008, respectively.

Liquidity and Capital Resources

Liquidity

Liquidity is a product of Adams’ operating, investing, and financing activities and is represented by cash and cash equivalents. Principal sources of funds are from deposits, short and long-term debt, principal and interest payments on outstanding loans, maturity of investment securities, and funds provided from operations. Overall, net cash and cash equivalents decreased for the quarter ended March 31, 2009 by $4.5 million, to a balance of $19.0 million from $23.5 million at December 31, 2008. Liquid assets decreased to 4.8% of total assets at March 31, 2009, as compared to 5.6% of total assets at December 31, 2008.

Adams has additional sources of liquidity available through unpledged investment securities available for sale totaling $1.0 million, and unsecured lines of credit available from correspondent banks, which can provide up to $5.0 million, as well as a credit facility of $45 million through its membership in the FHLB.

Capital Resources

Adams (on a consolidated basis) and the Adams Banks are subject to various regulatory capital requirements administered by the Federal banking agencies.  Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on Adams’ financial statements.  Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Adams and the Adams Banks must meet specific capital guidelines that involve quantitative measures of Adams’ and the Adams Banks’ assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices.  Adams’ and the Adams Banks’ capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.  Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require Adams and the Adams Banks to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). The most recent notification from the primary regulators for each of Adams’ affiliated banking institutions categorized CBT as “well capitalized” under the regulatory framework for prompt corrective action and ANB as “adequately capitalized”.  ANB can not be considered “well capitalized” while under the Written Agreement dated October 1, 2008, and must maintain the following capital levels: total risk based capital equal to 12% of risk-weighted assets; tier 1 capital at least equal to 11% of risk-weighted assets; and tier 1 capital at least equal to 9% of adjusted total assets.  At March 31, 2009, ANB’s “total capital to risked weighted assets ratio” and “tier I capital to risk weighted assets ratio” did comply with the Written Agreement; however, the Tier I capital to average assets ratio did not comply with the requirement in the Written Agreement and was short by $469,000. ANB has taken steps to comply with the capital ratio requirements as stipulated in the Written Agreement. During 2008, Adams provided capital infusions into ANB totaling $7.7 million. Adams has $1.75 million remaining on a credit facility to invest in ANB in the future and to meet other obligations. ANB will not increase the size of its balance sheet until the capital ratios are in compliance. ANB has also sold participations in loans during the first quarter of 2009 to shrink its assets and has also curtailed lines of credit on national credit facilities in which ANB participated. Additionally, ANB has reduced its operating expenses and it is continuing to monitor its spending. ANB expects to be in compliance with all of the capital ratios in the second quarter of 2009.

The following table presents the capital position of Adams and the Adams Banks relative to their various minimum statutory and regulatory capital requirements at March 31, 2009.

	Actual		Minimum Capital Requirements		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions or Adequately Capitalized under terms of the Written Agreement
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
March 31, 2009:

Total capital to risk weighted assets:
Adams Consolidated	$26,379	8.29%	$25,451	8.00%	(1)
ANB	31,010	12.52%	19,820	8.00%	29,730	12.00%
CBT	9,150	13.51%	5,418	8.00%	6,772	10.00%

Tier 1 capital to risk weighted assets:
Adams Consolidated	22,287	7.01%	12,725	4.00%	(1)
ANB	27,833	11.23%	9,910	4.00%	27,253	11.00%
CBT	8,293	12.25%	2,709	4.00%	4,063	6.00%

Tier I capital to average assets:
Adams Consolidated	22,287	5.45%	16,344	4.00%	(1)
ANB	27,833	8.85%	12,579	4.00%	28,302	9.00%
CBT	8,293	9.09%	3,651	4.00%	4,563	5.00%

(1) The Company is not subject to this requirement

Forward Looking Statements

When used in this Management’s Discussion and Analysis of Financial Condition and Results of Operations – March 31, 2009, the words or phrases “will likely result,” “are expected to”, “will continue”, “is anticipated,” “estimate,” “project” or similar expressions are intended to identify “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties, including, among other things, changes in economic conditions in Adams’ market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in Adams’ market areas and competition, that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. Adams wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Adams wishes to advise readers that the factors listed above could affect Adams’ financial performance and could cause Adams’ actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

Adams does not undertake and specifically declines any obligation to publicly release the results of any revisions, which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

DESCRIPTION OF PREMIER COMMON STOCK

General

The authorized capital stock of Premier consists of 10,000,000 shares of common stock, no par value per share of which 6,392,772 shares are currently outstanding and 1,000,000 preferred shares, no par value per share, none of which are currently outstanding.  The outstanding common shares are held by                      shareholders of record, as well as                      shareholders in street name as of                      ___, 2009. All outstanding shares of Premier common stock are fully paid and nonassessable. The unissued portion of Premier’s authorized common stock is available for issuance as the board of directors of Premier determines advisable.

Premier has also established stock option plans as incentive for certain eligible officers. As of _________________, 2009 Premier had                      stock options issued and outstanding.

Common Stock

Voting Rights. Premier has only one outstanding class of common stock and all voting rights are vested in the holders of Premier’s common stock. On all matters subject to a vote of shareholders, the shareholders of Premier will be entitled to one vote for each share of common stock owned. Shareholders of Premier have cumulative voting rights with regard to election of directors. At the present time, no senior securities of Premier are outstanding and no shares of preferred stock are outstanding. In connection with the merger the board of directors presently contemplates issuing __________ shares of preferred stock to the U.S. Treasury.

Dividend Rights. The shareholders of Premier are entitled to receive dividends when and as declared by its board of directors. Dividends have been paid quarterly since September 2006. Dividends were $.43 per share in 2008, $.40 per share in 2007 and $.10 per share in 2006. The payment of dividends is subject to the restrictions set forth in the Kentucky Business Corporation Act, Kentucky banking laws and the limitations imposed by federal banking regulators.

Dividend Restrictions. Premier is dependent on dividends from the Premier Banks for its revenues. Various federal and state regulatory provisions limit the amount of dividends the Premier Banks can pay to Premier without regulatory approval. At December 31, 2008, approximately $___ million of the total shareholders' equity of the Premier Banks was available for payment of dividends to Premier without approval by the applicable regulatory authority.

In addition, federal bank regulatory authorities have authority to prohibit the Premier Banks from engaging in an unsafe or unsound practice in conducting their business. The payment of dividends, depending upon the financial condition of the bank in question, could be deemed to constitute such an unsafe or unsound practice. The ability of the Premier Banks to pay dividends in the future is presently, and could be further, influenced by bank regulatory policies and capital guidelines as well as each of the Premier Banks earnings and financial condition.

Liquidation Rights. Upon any liquidation, dissolution or winding up of its affairs, the holders of Premier common stock are entitled to receive pro rata all of the assets of Premier available for distribution to shareholders. There are no redemption or sinking fund provisions applicable to the common stock.

Assessment and Redemption. Shares of Premier common stock presently outstanding are validly issued, fully paid and nonassessable. There is no provision for any voluntary redemption of Premier common stock.

Transfer Agent and Registrar. The transfer agent and registrar for Premier’s common stock is Registrar and Transfer Company.

Preemptive Rights

No holder of any share of the capital stock of Premier has any preemptive right to subscribe to an additional issue of its capital stock or to any security convertible into such stock.

Certain Provisions of the Bylaws

Indemnification and Limitations on Liability of Officers and Directors

As permitted by the Kentucky Business Corporation Act, the articles of incorporation of Premier contain provisions that indemnify its directors and officers to the fullest extent permitted by the Kentucky Business Corporation Act. These provisions do not limit or eliminate the rights of Premier or any shareholder to seek an injunction or any other non-monetary relief in the event of a breach of a director’s or officer’s fiduciary duty. In addition, these provisions apply only to claims against a director or officer arising out of his role as a director or officer and do not relieve a director or officer from liability if he engaged in willful misconduct or a knowing violation of the criminal law or any federal or state securities law.

In addition, the articles of incorporation of Premier provide for the indemnification of both directors and officers for expenses that they incur in connection with the defense or settlement of claims asserted against them in their capacities as directors and officers. This right of indemnification extends to judgments or penalties assessed against them. Premier has limited its exposure to liability for indemnification of directors and officers by purchasing directors and officers liability insurance coverage.

The rights of indemnification provided in the articles of incorporation of Premier are not exclusive of any other rights that may be available under any insurance or other agreement, by vote of shareholders or disinterested directors or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Premier pursuant to the foregoing provisions, Premier has been informed that in the opinion of the Securities and Exchange Commission this type of indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Shares Eligible for Future Sale

All of the shares that will be exchanged for shares of Premier common stock upon consummation of the merger will be freely tradable without restriction or registration under the Securities Act, except for shares owned by “affiliates” as described under “Resales of Premier Financial Common Stock” on page 97.

Premier cannot predict the effect, if any, that future sales of shares of its common stock, or the availability of shares for future sales, will have on the market price prevailing from time to time. Sales of substantial amounts of shares of Adams’ common stock, or the perception that such sales could occur, could adversely affect the prevailing market price of the shares.

COMPARATIVE RIGHTS OF SHAREHOLDERS

The rights of Premier’s shareholders are governed by the Kentucky Business Corporation Act and the rights of Adams’ stockholders are governed by the Delaware General Corporation Law. The rights of shareholders under both corporations are also governed by their respective articles and certificate of incorporation and bylaws. Following the merger, the rights of Adams’ stockholders that receive Premier common stock will be governed by the articles and bylaws of Premier. This summary does not purport to be a complete discussion of, and is qualified in its entirety by reference to, Adams’ articles of incorporation and bylaws, Premier’s articles of incorporation and bylaws and Kentucky and Delaware law.

Authorized Capital Stock

Premier	Adams
10,000,000 shares of common stock, no par value per share and 1,000,000 shares of preferred stock, without par value.	5,000,000 shares of common stock, $.01 par value per share.
Authority is given in Premier’s articles of incorporation for its board of directors to issue, without shareholder approval, up to 1,000,000 shares of preferred stock, to divide the shares of preferred stock into series and, within the limitations of laws of the Commonwealth of Kentucky, to vary, as between series, dividend rates, voting rights, redemption provisions, voluntary and involuntary liquidation prices, sinking fund provisions and conversion privileges.  Any preferred stock issued could be granted priority and preference over Premier common stock in payment of dividends and upon liquidation or dissolution of Premier.  Premier currently plans to issue up to ________  authorized shares of preferred stock to the U.S. Treasury under the TARP CPP.
Adams is not authorized to issue preferred stock.

Size of Board of Directors

Premier	Adams
Premier’s bylaws provide that the number of directors of Premier shall be fixed by the board of directors from time to time. Presently the board of directors of Premier consists of nine individuals.
Adams’ bylaws provide that the number of directors of Adams shall be not less than 5 nor more than 25 as fixed by the board of directors from time to time.  Presently the board of directors of Adams consists of eight  individuals.

Cumulative Voting for Directors

Premier shareholders have cumulative voting rights.  Cumulative voting entitles each shareholder to cast an aggregate number of votes equal to the number of voting shares held, multiplied by the number of directors to be elected. Each shareholder may cast all of his or her votes for one nominee or distribute them among two or more nominees, thus permitting holders of less than a majority of the outstanding shares of voting stock to achieve board representation.

Adams stockholders do not have cumulative voting rights; in the election of directors, they are entitled to one vote for each Adams share held.

Classes of Directors

Premier	Adams
Premier has one class of directors.	Adams has one class of directors.

Filling Vacancies on the Board

Premier	Adams
Newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the board of directors resulting from death, resignation, retirement, disqualification, removal from office or other cause shall be filled by action of a majority of the remaining directors then in office, and directors so chosen shall hold office for a term expiring at the next annual meeting of shareholders.

Newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the board of directors resulting from death, resignation, retirement, disqualification, removal from office or other cause shall be filled by action of a majority of the remaining directors then in office, and directors so chosen shall hold office for a term expiring at the next annual meeting of stockholders.

Removal of Directors

Premier	Adams
At a meeting of shareholders called expressly for the purpose of removing one or more directors, any director or the entire board of directors may be removed, with or without cause, by a vote of the holders of a majority of the shares then entitled to vote at any election of directors.  If less than the entire board is to be removed, no one of the directors may be removed if the votes cast against his removal are sufficient to elect him if such votes had been cumulatively voted at an election of the entire board of directors or, if there are classes of directors, at an election of the class of directors of which he is a part.
Any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of shares entitled to vote at an election of directors.

Director Nominations

Premier	Adams
Nominations for election to the board of directors may be made by the board of directors or by any shareholder entitled to vote for election of directors.  Nominations other than those made by or on behalf of the existing management shall be made in writing and be delivered or mailed to the President of Premier not less than 14 days nor more than 50 days prior to any meeting of shareholders called for the election of directors; provided, however, that if less than 21 days notice of the meeting is given to shareholders, such nomination shall be mailed or delivered to the President of Premier not later than the close of business on the 7th day following the day on which the notice of the meeting was mailed.  Such notification shall contain specified information to the extent known to the notifying shareholder.

Nominations for election to the board of directors may be made by the board of directors or by any stockholder entitled to vote for election of directors.  Stockholders can submit information regarding qualified candidates to Adams’ corporate secretary, which must be received not less than 90 days prior to the date of Adams’ proxy materials for the preceding years annual meeting.

Anti-Takeover Provisions — Business Combinations

Premier	Adams
None	None

Calling Annual Meetings of Shareholders

Premier	Adams
The annual meeting of the shareholders of Premier shall be held at such time, place and on such date as the chief executive officer may designate, said date to be no later than six months following the end of Premier’s fiscal year.  The purpose of such meetings shall be the election of directors and the transaction of such other business as may properly come before it.  If the election of directors shall not be held on the day designated for an annual meeting, or at any adjournment thereof, the board of directors shall cause the election to be held at a special meeting of the shareholders to be held as soon thereafter as may be practicable.

The annual meeting of the stockholders of Adams shall be held on the second Wednesday in the month of March in each year, or at such other date designated by the board of directors, for the purpose of electing directors and for the transaction of such other business as may come before the meeting.

Vote Required for Amendments to Articles
of Incorporation and Certain Transactions

Premier	Adams
To authorize a (i) merger of Premier, (ii) the sale of substantially all Premier’s assets, or (iii) amendment of Premier’s articles of incorporation, Kentucky law requires a majority vote of shares voting at a shareholder meeting called for such purpose at which a quorum is present.

To authorize a (i) merger or consolidation, (ii) sale, lease or exchange of all or substantially all of a corporation’s assets, or (iii) amendments to the certificate of incorporation of a corporation, Delaware law requires, subject to certain limited exceptions, the affirmative vote of the holders of a majority of the outstanding shares of voting stock.

Amendment of Bylaws

Premier	Adams
The board of directors shall have the power and authority to alter, amend or repeal the bylaws by the vote of a majority of the entire board of directors, subject always to the power of the shareholders to change or repeal such bylaws.

The bylaws may be altered, amended or repealed and new bylaws may be adopted by the board of directors at any regular or special meeting of the board of directors, provided notice is given but any bylaws or amendments to bylaws made by the directors may be amended, altered or repealed by a majority vote of the stockholders.

Appraisal Rights

Premier	Adams
In certain mergers, shareholders of Premier have appraisal rights in accordance with Kentucky law.
Section 262 of the Delaware General Corporation Law provides that stockholders have the right, in some circumstances, to dissent from certain corporate actions and to instead demand payment of the fair value of their shares. Stockholders do not have appraisal rights with respect to shares of any class or series of stock if such shares of stock are either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders, unless the stockholders receive in exchange for their shares anything other than shares of stock of the surviving or resulting corporation (or depositary receipts in respect thereof), or of any other corporation that is publicly listed or held by more than 2,000 holders of record, cash in lieu of fractional shares described above or any combination of the foregoing. Therefore, because Adams’ common stock is listed on the NASDAQ Global Stock Market, and will receive in the merger only shares of Premier common stock, which will be publicly listed on the NASDAQ Global Stock Market, and cash in lieu of fractional shares, holders of Adams common stock will not be entitled to appraisal rights in the merger with respect to their shares of Adams common stock.

Dividends

Premier	Adams
A Kentucky corporation generally may pay dividends in cash, property or its own shares except when the corporation is unable to pay its debts as they become due in the usual course of business or the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of the dividend, to satisfy any stockholders who have rights superior to those receiving the dividend.

Under Delaware law, dividends may be declared by the board of directors and paid out of surplus, and, if no surplus is available, out of any net profits for the then current fiscal year or the preceding fiscal year, or both, provided that such payment would not reduce capital below the amount of capital represented by all classes of outstanding stock having a preference as to the distribution of assets upon liquidation of a corporation.

Discharge of Duties; Exculpation and Indemnification

Premier	Adams
Premier bylaws provide that Premier shall, to the fullest extent permitted by, and in accordance with the provisions of, the Kentucky Business Corporation Act, indemnify each director and officer of Premier against expenses (including attorneys’ fees), judgments, taxes, fines, and amounts paid in settlement, incurred in connection with, and shall advance expenses (including attorneys’ fees) incurred in defending, any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) to which he is, or is threatened to be made, a party by reason of the fact that he is or was a director or officer of Premier, or is or was serving at the request of Premier as a director, officer, partner, employee, or agent of another domestic or foreign corporation, partnership, joint venture, trust or other enterprise.

The Adams certificate of incorporation includes a provision that eliminates the personal liability of a director to Adams and its stockholders for monetary damages resulting from breaches of the duty of care to the full extent permitted by Delaware law and further provides that any amendment or repeal of this provision will not affect the elimination of liability accorded to any director for acts or omissions occurring prior to such amendment or repeal.

Under Delaware law, corporations are permitted, and in some circumstances required, to indemnify, among others, current and prior officers, directors, employees or agents of the corporation for expenses and liabilities incurred by such parties in connection with defending pending or threatened suits instituted against them in their corporate capacities, provided certain specified standards of conduct are determined to have been met. These corporate statutes further permit corporations to purchase insurance for indemnifiable parties against liability asserted against or incurred by such parties in their corporate capacities.

The Adams articles of incorporation provide for mandatory indemnification for current and former directors and officers of Adams to the fullest extent permitted by Delaware law.

LEGAL MATTERS

Huddleston Bolen LLP and Luse Gorman Pomerenk & Schick PC will opine as to the qualification of the merger as a reorganization and the tax treatment of the consideration paid in connection with the merger under the Internal Revenue Code. Huddleston Bolen LLP will opine as to the legality of the common stock of Premier offered by this proxy statement/prospectus.

EXPERTS

The Consolidated Financial Statements of Premier appearing herein for the years ended December 31, 2008 and 2007 and for the three years in the period ended December 31, 2008 have been audited by Crowe Horwath LLP, independent registered public accounting firm, as set forth in their report thereon.  These financial statements are included herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The Consolidated Financial Statements of Adams appearing herein for the years ended December 31, 2008 and 2007 and for the three years in the period ended December 31, 2008 have been audited by McGladrey & Pullen, LLP, independent registered public accounting firm, as set forth in their report thereon.  These financial statements are included herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Premier filed with the SEC under the Securities Act a registration statement on Form S-4 to register the shares of Premier common stock to be issued to Adams stockholders in connection with the merger. The registration statement, including the exhibits and schedules thereto, contains additional relevant information about Premier and its common stock. The rules and regulations of the SEC allow Premier and Adams to omit certain information included in the registration statement from this joint proxy statement/prospectus. This joint proxy statement/prospectus is part of the registration statement and is a prospectus of Premier in addition to being Adams’ and Premier’s proxy statement for their respective special meetings.

Premier (File No. 0-20908) and Adams (File No. 000-10971) file reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy this information at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet web site that contains reports, proxy statements and other information about issuers, like Premier and Adams, who file electronically with the SEC. The address of that site is www.sec.gov.  You can also inspect reports, proxy statements and other information that Premier and Adams have filed with the SEC at the Financial Industry Regulatory Authority, 1735 K Street, Washington, D.C. 20096.

The SEC allows Premier to “incorporate by reference” information into this joint proxy statement/prospectus. This means that we can disclose important information to you by referring you to another document filed separately by Premier and Adams with the SEC. The information incorporated by reference is considered to be a part of this joint proxy statement/prospectus, except for any information that is superseded by information that is included directly in this joint proxy statement/prospectus.

Premier incorporates by reference additional documents that may be filed under Sections 13(a) and 15(d) of the Securities Exchange Act with the SEC between the date of this joint proxy statement/prospectus and the completion of the merger or the termination of the merger agreement. These include periodic reports such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

You can obtain additional copies of the documents incorporated by reference in this proxy statement/prospectus free of charge by requesting them in writing or by telephone from the following address:

Premier Financial Bancorp, Inc. 2883 Fifth Avenue Huntington, West Virginia 25301 Attention: Brien M. Chase Telephone: (304) 525-1600

If you would like to request any documents, please do so by____________________, 2009 in order to receive them before the applicable shareholder meeting.

Neither Premier nor Adams has authorized anyone to give any information or make any representation about the merger or the companies that is different from, or in addition to, that contained in this joint proxy statement/prospectus or in any of the materials that we have incorporated into this joint proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. Information in this joint proxy statement/prospectus about Premier has been supplied by Premier and information about Adams has been supplied by Adams. The information contained in this joint proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

OTHER MATTERS

The boards of directors of Premier and Adams know of no other matters that may come before the special meetings. If any matters other than those referred to should properly come before the meeting, it is the intention of the persons named in the enclosed proxies to vote such proxies in accordance with their best judgment.

Premier Financial Bancorp, Inc. By Order of the Board of Directors Marshall T. Reynolds, Chairman of the Board	Abigail Adams National Bancorp, Inc. By Order of the Board of Directors Karen E. Troutman Senior Vice President and Chief Financial Officer

INDEX TO FINANCIAL STATEMENTS

PREMIER

AUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2008, 2007 AND 2006:

UNAUDITED FINANCIAL STATEMENTS FOR THE
THREE MONTH PERIOD ENDED MARCH 31, 2009 AND 2008:

ADAMS

AUDITED FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2008, 2007 AND 2006:

UNAUDITED CONDENSED FINANCIAL STATEMENTS FOR THE
THREE MONTH PERIOD ENDED MARCH 31, 2009 AND 2008:

Condensed Consolidated Balance Sheets	F-115
Unaudited Condensed Consolidated Statements of Operation	F-116
Unaudited Condensed Consolidated Statements of Changes in Stockholders’ Equity	F-117
Unaudited Condensed Consolidated Statements of Cash Flows	F-118
Notes to Unaudited Condensed Consolidated Financial Statements	F-119

Financial Statement Index

PREMIER FINANCIAL BANCORP, INC.

CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008, 2007, and 2006

Financial Statement Index

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Premier Financial Bancorp, Inc.
Huntington, West Virginia

We have audited the accompanying consolidated balance sheets of Premier Financial Bancorp, Inc. as of December 31, 2008 and 2007, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2008.  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Premier Financial Bancorp, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Crowe Horwath LLP

Columbus, Ohio
March 25, 2009

Financial Statement Index

PREMIER FINANCIAL BANCORP, INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2008 and 2007
(Dollars in Thousands, Except Per Share Data)

	2008	2007
ASSETS
Cash and due from banks	$22,148	$22,365
Federal funds sold	15,899	32,035
Securities available for sale	175,741	124,242
Loans held for sale	1,193	1,891
Loans	467,111	346,570
Allowance for loan losses	(8,544)	(6,497)
Net loans	458,567	340,073
Federal Home Loan Bank and Federal Reserve Bank stock	3,931	3,314
Premises and equipment, net	11,367	6,200
Real estate and other property acquired through foreclosure	1,056	174
Interest receivable	3,720	2,768
Goodwill	28,543	15,816
Other intangible assets	1,431	-
Other assets	869	377
Total assets	$724,465	$549,255

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits
Non-interest bearing	$101,588	$75,271
Time deposits, $100,000 and over	71,145	55,345
Other interest bearing	416,449	318,417
Total deposits	589,182	449,033
Federal funds purchased	-	392
Securities sold under agreements to repurchase	18,351	12,477
Federal Home Loan Bank advances	7,607	4,843
Other borrowed funds	15,560	8,412
Interest payable	1,054	1,064
Other liabilities	3,289	5,645
Total liabilities	635,043	481,866
Commitments and contingent liabilities	-	-

Stockholders' equity
Preferred stock, no par value; 1,000,000 shares authorized;
none issued or outstanding	-	-
Common stock, no par value; 10,000,000 shares authorized;
6,392,772 in 2008 and 5,237,899 in 2007 shares issued and outstanding	2,264	1,109
Additional paid-in capital	58,265	43,763
Retained earnings	27,346	22,444
Accumulated other comprehensive income	1,547	73
Total stockholders' equity	89,422	67,389
Total liabilities and stockholders' equity	$724,465	$549,255

See accompanying notes.

Financial Statement Index

PREMIER FINANCIAL BANCORP, INC.
CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31
(In Thousands, Except Per Share Data)

	2008	2007	2006
Interest income
Loans, including fees	$29,692	$27,201	$25,926
Investment securities
Taxable	7,148	5,509	5,148
Tax-exempt	211	157	88
Federal funds sold	748	1,829	1,215
Other interest income	45	56	23
Total interest income	37,844	34,752	32,400

Interest expense
Deposits	10,676	11,019	8,984
Repurchase agreements and other	251	321	234
FHLB advances and other borrowings	882	1,116	1,027
Debentures	-	-	760
Total interest expense	11,809	12,456	11,005

Net interest income	26,035	22,296	21,395
Provision for loan losses	147	(78)	(1,161)
Net interest income after provision for loan losses	25,888	22,374	22,556

Non-interest income
Service charges	3,249	2,738	2,804
Electronic banking income	824	608	498
Secondary market mortgage income	458	650	303
Securities gains	93	-	-
Other	667	627	560
	5,291	4,623	4,165
Non-interest expenses
Salaries and employee benefits	10,229	8,771	9,130
Occupancy and equipment expenses	2,546	2,017	1,907
Outside data processing	2,587	2,132	2,036
Professional fees	840	461	496
Taxes, other than payroll, property and income	603	580	598
Write-downs, expenses, sales of other real estate owned, net of gains	59	(50)	(91)
Supplies	406	315	333
Other expenses	2,624	2,182	2,528
	19,894	16,408	16,937
Income before income taxes	11,285	10,589	9,784
Provision for income taxes	3,749	3,470	3,283

Net income	$7,536	$7,119	$6,501
Weighted average shares outstanding:
Basic	6,011	5,237	5,236
Diluted	6,019	5,263	5,264
Earnings per share:
Basic	$1.25	$1.36	$1.24
Diluted	1.25	1.35	1.24

See accompanying notes.

Financial Statement Index

PREMIER FINANCIAL BANCORP, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Years Ended December 31
(In Thousands, Except Per Share Data)

	2008	2007	2006

Net income	$7,536	$7,119	$6,501

Other comprehensive income:
Unrealized gains on securities arising during the period	2,457	1,853	861
Reclassification of realized amount	(93)	-	-
Net change in unrealized gain on securities	2,364	1,853	861
Change in funded status of pension plan	(132)	-	-
Less tax impact	758	630	293
Other comprehensive income:	1,474	1,223	568

Comprehensive income	$9,010	$8,342	$7,069

See accompanying notes.

Financial Statement Index

PREMIER FINANCIAL BANCORP, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
Years Ended December 31, 2008, 2007 and 2006
(In Thousands, Except Per Share Data)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balances, January 1, 2006	$1,105	$43,458	$11,442	$(1,718)	$54,287
Net income	-	-	6,501	-	6,501
Other comprehensive income	-	-	-	568	568
Cash dividends paid ($0.10 per share)	-	-	(523)	-	(523)
Stock options exercised, 3,002 shares	3	24	-	-	27
Stock based compensation expense	-	142	-	-	142
Balances, December 31, 2006	1,108	43,624	17,420	(1,150)	61,002
Net income	-	-	7,119	-	7,119
Other comprehensive income	-	-	-	1,223	1,223
Cash dividends paid ($0.40 per share)	-	-	(2,095)	-	(2,095)
Stock options exercised, 1,000 shares	1	9	-	-	10
Stock based compensation expense	-	130	-	-	130
Balances, December 31, 2007	1,109	43,763	22,444	73	67,389
Net income	-	-	7,536	-	7,536
Other comprehensive income	-	-	-	1,474	1,474
Cash dividends paid ($0.43 per share)	-	-	(2,634)	-	(2,634)
Stock issued to acquire subsidiaries	1,155	14,382	-	-	15,537
Stock based compensation expense	-	120	-	-	120
Balances, December 31, 2008	$2,264	$58,265	$27,346	$1,547	$89,422

See accompanying notes.

Financial Statement Index

PREMIER FINANCIAL BANCORP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31
(In Thousands, Except Per Share Data)

	2008	2007	2006
Cash flows from operating activities
Net income	$7,536	$7,119	$6,501
Adjustments to reconcile net income to net cash from operating activities
Depreciation and impairment of real estate	1,001	833	868
Provision for loan losses	147	(78)	(1,161)
Amortization (accretion), net	290	(40)	187
FHLB stock dividends	(102)	-	(145)
Writedowns (gains) on other real estate owned, net	21	(20)	(105)
Stock compensation expense	120	130	142
Loans originated for sale	(23,066)	(27,461)	(14,616)
Secondary market loans sold	24,222	28,198	13,809
Secondary market income	(458)	(650)	(303)
Gain on the sale of securities available for sale	(93)	-	-
Changes in :
Interest receivable	6	53	(160)
Deferred income taxes	1,002	648	1,071
Other assets	(142)	558	288
Interest payable	(395)	3	337
Other liabilities	(69)	68	(1,347)
Net cash from operating activities	10,020	9,361	5,366

Cash flows from investing activities
Purchases of securities available for sale	(90,616)	(41,078)	(23,248)
Proceeds from sales of securities available for sale	2,088	25	-
Proceeds from maturities and calls of securities available for sale	80,314	43,571	39,974
Purchase of FHLB stock, net of redemptions	(130)	(49)	(60)
Purchases of subsidiaries, net of cash received	(8,717)	-	-
Net change in federal funds sold	26,978	(4,452)	(8,771)
Net change in loans	(12,002)	(4,361)	(20,284)
Purchases of loan participations from other banks	(15,595)	(4,825)	(1,605)
Payments on loan participations with other banks	3,601	6,045	6,067
Purchases of premises and equipment, net	(1,221)	(500)	(361)
Proceeds from sale of other real estate acquired through foreclosure	326	623	2,417
Net cash from investing activities	(14,974)	(5,001)	(5,871)

(continued)

Financial Statement Index

PREMIER FINANCIAL BANCORP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
Years Ended December 31
(In Thousands, Except Per Share Data)

	2008	2007	2006
Cash flows from financing activities
Net change in deposits	(8,351)	10,083	3,107
Net change in short-term Federal Home Loan Bank advances	3,000	-	-
Net change in federal funds purchased	(392)	(584)	976
Net change in agreements to repurchase securities	5,874	(78)	3,238
Repayment of Federal Home Loan Bank advances	(236)	(2,442)	(1,049)
Early redemption of debentures, net	-	-	(15,250)
Repayment of other borrowed funds	(4,074)	(3,863)	(2,627)
Proceeds from other borrowings	11,550	-	13,500
Cash dividends paid	(2,634)	(2,095)	(523)
Proceeds from stock option exercises	-	10	27
Net cash from financing activities	4,737	1,031	1,399

Net change in cash and cash equivalents	(217)	5,391	894

Cash and cash equivalents at beginning of year	22,365	16,974	16,080

Cash and cash equivalents at end of year	$22,148	$22,365	$16,974

Supplemental disclosures of cash flow information:
Cash paid during year for -
Interest	$12,204	$12,453	$10,667
Income taxes paid	3,082	3,066	2,285

Non-cash transactions
Loans transferred to real estate acquired through foreclosure	$679	$282	$672
Purchases of securities available for sale not yet settled	-	3,500	-
Fixed assets transferred to other real estate owned	-	-	141
Subsidiaries acquired:
Fair value of assets acquired from Citizens First Bank, Inc.	$68,048
Common stock issued to acquire Citizens First Bank, Inc.	6,400
Cash paid for capital stock of Citizens First Bank, Inc.	5,300
Liabilities assumed of Citizens First Bank, Inc.	$56,348

Fair value of assets acquired from Traders Bankshares, Inc.	$112,488
Common stock issued to acquire Traders Bankshares, Inc.	9,138
Cash paid for capital stock of Traders Bankshares, Inc.	9,002
Liabilities assumed of Traders Bankshares, Inc.	$94,348

See accompanying notes.

Financial Statement Index

PREMIER FINANCIAL BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008, 2007, and 2006
(Dollars in Thousands, Except Per Share Data)

NOTE  1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements include the accounts of Premier Financial Bancorp, Inc. (the Company) and its wholly-owned subsidiaries:

			Unaudited
			December 31, 2008
Subsidiary	Location	Year Acquired	Total Assets	Net Income
Citizens Deposit Bank & Trust	Vanceburg, Kentucky	1991	$125,236	$1,968
Farmers Deposit Bank	Eminence, Kentucky	1996	66,225	1,173
Ohio River Bank	Ironton, Ohio	1998	91,186	1,218
First Central Bank, Inc.	Philippi, West Virginia	1998	114,524	1,244
Boone County Bank, Inc.	Madison, West Virginia	1998	158,123	2,201
Traders Bank, Inc.	Ravenswood, West Virginia	2008	170,209	891
Mt. Vernon Financial Holdings, Inc.	Huntington, West Virginia	1999	378	193
Parent and Intercompany Eliminations			(1,416)	(1,352)
Consolidated total			$724,465	$7,536

All material intercompany transactions and balances have been eliminated.

Nature of Operations:  The subsidiary banks (Banks) operate under state bank charters and provide traditional banking services to customers primarily located in the counties and adjoining counties in Kentucky, Ohio, and West Virginia in which the Banks operate.  Chartered as state banks, the Banks are subject to regulation by their respective state banking regulators and the Federal Deposit Insurance Corporation (FDIC) or the Federal Reserve Bank for member banks. The Company is also subject to regulation by the Federal Reserve Bank.

Estimates in the Financial Statements:  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  The allowance for loan losses, the identification and evaluation of impaired loans, impairment of goodwill, and fair values of financial instruments are particularly subject to change.

Cash Flows:  For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and interest-earning balances with banks with an original maturity less than ninety days.  Net cash flows are reported for loans, federal funds sold, deposits, and other borrowing transactions.

(continued)

Financial Statement Index

PREMIER FINANCIAL BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008, 2007, and 2006
(Dollars in Thousands, Except Per Share Data)

NOTE  1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities:  The Company classifies its securities portfolio as either securities available for sale or securities held to maturity.  Securities held to maturity are carried at amortized cost.

Securities available for sale might be sold before maturity and are carried at fair value.  Adjustments from amortized cost to fair value are recorded in other comprehensive income, net of related income tax. Other securities such as Federal Home Loan Bank stock are carried at cost.

Interest income includes amortization of purchase premium or discount computed using the level yield method.  Gains or losses on dispositions are based on the net proceeds and adjusted carrying amount of the securities sold using the specific identification method.  Securities are written down to fair value when a decline in fair value is not temporary.

Declines in the fair value of securities below their cost that are other than temporary are reflected as realized losses.  In estimating other-than-temporary losses, management considers: (1) the length of time and extent that fair value has been less than cost, (2) the financial condition and near term prospects of the issuer, and (3) the Company’s ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value.

Loans Held for Sale:  Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or market, as determined by outstanding commitments from investors.  Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings.  Loans are generally sold with servicing released.

Loans:  Net loans are stated at the amount of unpaid principal, reduced by unearned income and an allowance for loan losses.  Interest income on loans is recognized on the accrual basis except for those loans in a non-accrual of income status.  The accrual of interest on impaired loans is discontinued when management believes, after consideration of economic and business conditions and collection efforts, that the borrowers’ financial condition is such that collection of interest is doubtful.

All interest accrued but not received for loans placed on non-accrual is reversed against interest income.  Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual.  Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

(continued)

Financial Statement Index

PREMIER FINANCIAL BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008, 2007, and 2006
(Dollars in Thousands, Except Per Share Data)

NOTE  1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The allowance for loan losses is a valuation allowance for probable incurred credit losses increased by a provision for loan losses charged to expense.  The allowance is an amount that management believes will be adequate to absorb probable incurred losses on existing loans based on evaluations of the collectability of loans and prior loan loss experience.  The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrowers’ ability to pay.  Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged-off.  Loans are charged against the allowance for loan losses when management believes that the collection of principal is unlikely.  Subsequent recoveries, if any, are credited to the allowance.

A loan is impaired when full payment under the loan terms is not expected.  Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage, consumer, and credit card loans, and accordingly, they are not separately identified for impairment disclosures.  All other loans are evaluated for impairment on an individual basis.  If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral.

Premises and Equipment:  Land is carried at cost.  Premises and equipment are stated at cost less accumulated depreciation.  Depreciation is recorded principally by the straight-line method with useful lives ranging from 7 to 40 years for premises and from 3 to 15 years for equipment.

Real Estate Acquired Through Foreclosure:  Real estate acquired through foreclosure is carried at the lower of the recorded investment in the property or its fair value less estimated costs to sell.  Upon repossession, the value of the underlying loan is written down to the fair value of the real estate less estimated costs to sell by a charge to the allowance for loan losses, if necessary.  Any subsequent write-downs are charged to operating expenses. Parcels of real estate maybe leased to third parties to offset holding period costs. Operating expenses of such properties, net of related income, and gains and losses on their disposition are included in other expenses.

Federal Home Loan Bank (FHLB) stock:  The Banks are members of the FHLB system.  Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts.  FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value.  Both cash and stock dividends are reported as income.

(continued)

Financial Statement Index

PREMIER FINANCIAL BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008, 2007, and 2006
(Dollars in Thousands, Except Per Share Data)

NOTE  1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Long-term Assets: Premises and equipment and other long-term assets are reviewed for impairment when events indicate that the carrying amount may not be recoverable from future undiscounted cash flows.  If impaired, the assets are recorded at fair value.

Repurchase Agreements:  Substantially all repurchase agreement liabilities represent amounts advanced by various customers.  Securities are pledged to cover these liabilities, which are not covered by federal deposit insurance.

Goodwill and Other Intangible Assets:  Goodwill results from business acquisitions and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets.   Goodwill is assessed at least annually for impairment and any such impairment will be recognized in the period identified.  Impairment is evaluated using the aggregate of all banking operations.  To evaluate impairment, management uses pricing valuation factors such as price-to-total assets and price-to-total deposits from databases of actual peer group bank sales.  These valuation factors are applied to the comparable factors of the Company’s aggregate banking operations to arrive at estimated fair value.

Other intangible assets consist of core deposit intangible assets arising from the whole bank acquisitions.  They are initially measured at fair value and then are amortized on an accelerated method over their estimated useful lives of approximately 8 years.

Stock Based Compensation:  Compensation cost is recognized for stock options granted to employees based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options.  Compensation cost is recognized on a straight-line basis over the required service period, generally defined as the vesting period.

(continued)

Financial Statement Index

PREMIER FINANCIAL BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008, 2007, and 2006
(Dollars in Thousands, Except Per Share Data)

NOTE  1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes:  Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities.  Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates.  A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

The Company adopted FASB Interpretation 48, Accounting for Uncertainty in Income Taxes ("FIN 48"), as of January 1, 2007. A tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The adoption had no effect on the Company's financial statements.

The Company recognizes interest related to income tax matters as other interest expense and penalties related to income tax matters as other noninterest expense.

Off Balance Sheet Financial Instruments:  Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs.  The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay.  Such financial instruments are recorded when they are funded.

(continued)

Financial Statement Index

PREMIER FINANCIAL BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008, 2007, and 2006
(Dollars in Thousands, Except Per Share Data)

NOTE  1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Earnings Per Common Share:  Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period.  Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options.  Earnings and dividends per share are restated for all stock splits and dividends through the date of issuance of the financial statements.

Comprehensive Income:  Comprehensive income consists of net income and other comprehensive income.  Other comprehensive income includes unrealized gains and losses on securities available for sale which are also recognized as a separate component of equity.

Loss Contingencies:  Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated.  Management does not believe there now are such matters that will have a material effect on the financial statements.

Fair Value of Financial Instruments:  Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note.  Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items.  Changes in assumptions or in market conditions could significantly affect the estimates.

Operating Segments:  All of the Company’s operations are considered by management to be aggregated into one reportable operating segment.  While the chief decision-makers monitor the revenue streams of the various products and services, the identifiable segments are not material.  Operations are managed and financial performance is evaluated on a Company-wide basis.

Reclassifications:  Some items in the prior year financial statements were reclassified to conform to the current presentation.

(continued)

Financial Statement Index

PREMIER FINANCIAL BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008, 2007, and 2006
(Dollars in Thousands, Except Per Share Data)

NOTE  1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Adoption of New Accounting Standards:  In September 2006, the FASB issued Statement No. 157, Fair Value Measurements.  This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset.  The standard was effective for fiscal years beginning after November 15, 2007.  In February 2008, the FASB issued Staff Position (FSP) 157-2, Effective Date of FASB Statement No. 157.  This FSP delayed the effective date of FAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years.  In October 2008, the FASB issued Staff Position (FSP) 157-3, Determining the Fair Value of a Financial Asset when the Market for That Asset Is Not Active.  This FSP clarifies the application of FAS 157 in a market that is not active.  The impact of adoption was not material.

In February 2007, the FASB issued Statement No. 159 – The Fair Value Option for Financial Assets and Financial Liabilities.  The standard provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities.  The new standard was effective for the Company on January 1, 2008.  The Company did not elect the fair value option for any financial assets or financial liabilities as of January 1, 2008.

On November 5, 2007, the SEC issued Staff Accounting Bulletin No. 109, Written Loan Commitments Recorded at Fair Value through Earnings (“SAB 109”). Previously, SAB 105, Application of Accounting Principles to Loan Commitments, stated that in measuring the fair value of a derivative loan commitment, a company should not incorporate the expected net future cash flows related to the associated servicing of the loan. SAB 109 supersedes SAB 105 and indicates that the expected net future cash flows related to the associated servicing of the loan should be included in measuring fair value for all written loan commitments that are accounted for at fair value through earnings.  SAB 105 also indicated that internally-developed intangible assets should not be recorded as part of the fair value of a derivative loan commitment, and SAB 109 retains that view.  SAB 109 was effective for derivative loan commitments issued or modified in fiscal quarters beginning after December 15, 2007.  The impact of adoption was not material.

(continued)

Financial Statement Index

PREMIER FINANCIAL BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008, 2007, and 2006
(Dollars in Thousands, Except Per Share Data)

NOTE  1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In December 2007, the SEC issued Staff Accounting Bulleting (SAB) No. 110, which expresses the views of the SEC regarding the use of a “simplified” method, as discussed in SAB No. 107, in developing an estimate of expected term of “plain vanilla” share options in accordance with SFAS No. 123(R), Share-Based Payment.  The SEC concluded that a company could, under certain circumstances, continue to use the simplified method for share option grants after December 31, 2007.  The Company does not use the simplified method for share options and therefore SAB No. 110 has no impact on the Company’s consolidated financial statements.

Recently Issued Accounting Standards Not Yet Adopted:  In December 2007, the FASB issued FAS No. 141 (revised 2007), Business Combinations (“FAS 141(R)”), which establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in an acquiree, including the recognition and measurement of goodwill acquired in a business combination.  FAS No. 141(R) is effective for fiscal years beginning on or after December 15, 2008.  Earlier adoption is prohibited.  There was no impact to the Company upon adoption of this standard, but the accounting for future business combinations will be different from prior practice.  See Note 24 below.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interest in Consolidated Financial Statements, an amendment of ARB No. 51”  (“SFAS No. 160”), which will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity within the consolidated balance sheets. FAS No. 160 is effective as of the beginning of the first fiscal year beginning on or after December 15, 2008.  Earlier adoption is prohibited and the Corporation does not expect the adoption of FAS No. 160 to have a significant impact on its results of operations or financial position.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of SFAS No. 133”. FAS No. 161 amends and expands the disclosure requirements of SFAS No. 133 for derivative instruments and hedging activities. FAS No. 161 requires qualitative disclosure about objectives and strategies for using derivative and hedging instruments, quantitative disclosures about fair value amounts of the instruments and gains and losses on such instruments, as well as disclosures about credit-risk features in derivative agreements. FAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged.  The adoption of this standard is not expected to have a material effect on the Corporation’s results of operations or financial position.

(continued)

Financial Statement Index

 PREMIER FINANCIAL BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008, 2007, and 2006
(Dollars in Thousands, Except Per Share Data)

NOTE  2 - RESTRICTIONS ON CASH AND DUE FROM BANKS

Included in cash and due from banks are certain non-interest bearing deposits that are held at the Federal Reserve or maintained in vault cash in accordance with average balance requirements specified by the Federal Reserve Board of Governors. The balance requirement at December 31, 2008 and 2007 was approximately $5,548 and $3,426.

NOTE  3 –SECURITIES

Amortized cost and fair value of securities available for sale and the related gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) were as follows:

2008	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available for sale
U. S. Treasury securities	$1,494	$50	$-	$1,544
U. S. agency securities	96,154	1,018	(67)	97,105
Obligations of states and political subdivisions	7,065	75	(10)	7,130
Mortgage-backed securities of government sponsored agencies	68,553	1,479	(70)	69,962
Total available for sale	$173,266	$2,622	$(147)	$175,741

2007	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available for sale
U. S. Treasury securities	$5,477	$97	$-	$5,574
U. S. agency securities	74,515	427	(83)	74,859
Obligations of states and political subdivisions	3,789	31	(4)	3,816
Mortgage-backed securities of government sponsored agencies	40,350	131	(488)	39,993
Total available for sale	$124,131	$686	$(575)	$124,242

(continued)

Financial Statement Index

PREMIER FINANCIAL BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008, 2007, and 2006
(Dollars in Thousands, Except Per Share Data)

NOTE  3 –SECURITIES (Continued)

The amortized cost and fair value of securities at December 31, 2008 by contractual maturity are shown below.  Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
Available for sale
Due in one year or less	$18,397	$18,657
Due after one year through five years	46,078	46,696
Due after five years through ten years	40,238	40,426
Mortgage-backed securities of government sponsored agencies	68,553	69,962
Total available for sale	$173,266	$175,741

Proceeds from sale of securities during 2008 and 2007 were $1,995 and $25.  A $93 gain was recognized from sales of securities in 2008 while no gain or loss was realized on the sale in 2007.  There were no sales of securities in 2006.

Securities with an approximate carrying value of $90,324 and $84,116 at December 31, 2008 and 2007 were pledged to secure public deposits, trust funds, securities sold under agreements to repurchase and for other purposes as required or permitted by law.

Securities with unrealized losses at year-end 2008 aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position are as follows:

	Less than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss

U.S. agency securities	$12,475	$(67)	$-	$-	$12,475	$(67)
Obligations of states and political subdivisions	871	(10)	-	-	871	(10)
Mortgage-backed securities of government sponsored agencies	5,714	(70)	-	-	5,714	(70)

Total temporarily impaired	$19,060	$(147)	$-	$-	$19,060	$(147)

(continued)

Financial Statement Index

PREMIER FINANCIAL BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008, 2007, and 2006
(Dollars in Thousands, Except Per Share Data)

NOTE  3 –SECURITIES (Continued)

Securities with unrealized losses at year-end 2007 aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are as follows:

	Less than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss

U.S. agency securities	$1,997	$(3)	$24,712	$(80)	$26,709	$(83)
Obligations of states and political subdivisions	245	(3)	210	(1)	455	(4)
Mortgage-backed securities of government sponsored agencies	4,404	(49)	21,198	(439)	25,602	(488)

Total temporarily impaired	$6,646	$(55)	$46,120	$(520)	$52,766	$(575)

The investment portfolio is predominately high quality interest-bearing bonds with defined maturity dates backed by the U.S. Government or Government sponsored entities.  The unrealized losses at December 31, 2008 and December 31, 2007 are price changes resulting from changes in the interest rate environment and are considered to be temporary declines in the value of the securities. Their fair value is expected to recover as the bonds approach their maturity date and/or market conditions improve.

NOTE  4 - LOANS

Loans at year-end were as follows:

	2008	2007
Commercial, secured by real estate	$133,742	$100,278
Commercial, other	61,655	40,438
Real estate construction	26,182	24,035
Residential real estate	185,536	133,776
Agricultural	2,446	1,845
Consumer and home equity	51,793	41,893
Other	5,757	4,305
	$467,111	$346,570

(continued)

Financial Statement Index

PREMIER FINANCIAL BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008, 2007, and 2006
(Dollars in Thousands, Except Per Share Data)

NOTE  4 – LOANS (Continued)

Certain directors and executive officers of the Banks and companies in which they have beneficial ownership, were loan customers of the Banks during 2008 and 2007.   Such related party loans are governed by federal banking regulations which require such loans to be made in the ordinary course of business.

An analysis of the 2008 activity with respect to all director and executive officer loans is as follows (in thousands):

Balance, December 31, 2007	$15,262
Additions, including loans now meeting disclosure requirements	18,904
Amounts collected and loans no longer meeting disclosure requirements	(11,685)
Balance, December 31, 2008	$22,481

Activity in the allowance for loan losses was as follows:

	2008	2007	2006
Balance, beginning of year	$6,497	$6,661	$7,892
Balance of acquired subsidiaries	2,300	-	-
Loans charged off	(1,232)	(758)	(1,410)
Recoveries	832	672	1,340
Provision for loan losses	147	(78)	(1,161)
Balance, end of year	$8,544	$6,497	$6,661

Impaired loans were as follows:

	2008	2007	2006
Impaired loans at year-end with an allowance	$11,610	$4,761	$7,766
Impaired loans at year-end with no allowance	0	0	0
Amount of the allowance for loan losses allocated	2,208	1,482	1,774
Average of impaired loans during the year	8,506	5,926	8,258
Interest income recognized during impairment	795	495	480
Cash-basis interest income recognized	793	495	480

(continued)

Financial Statement Index

PREMIER FINANCIAL BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008, 2007, and 2006
(Dollars in Thousands, Except Per Share Data)

NOTE  4 – LOANS (Continued)

Nonperforming loans at year end were as follows:

	2008	2007	2006
Loans past due over 90 days still on accrual	$625	$987	$992
Non-accrual loans	6,943	3,157	4,698
Restructured loans	1,203	1,489	1,268

Nonperforming loans include some impaired loans and smaller balance homogeneous loans, such as residential mortgage and consumer loans, that are collectively evaluated for impairment.  Loan impairment is reported when full payment under the loan terms is not anticipated, which can include loans that are current or less than 90 days past due.

NOTE 5 – PREMISES AND EQUIPMENT

Year-end premises and equipment were as follows:

	2008	2007
Land and improvements	$2,497	$1,522
Buildings and leasehold improvements	9,536	5,673
Construction in progress	77	193
Furniture and equipment	8,705	7,357
	20,815	14,745
Less: accumulated depreciation	(9,448)	(8,545)
	$11,367	$6,200

Operating Leases: The Company leases certain branch and other properties as well as some equipment under operating leases.  Rent expense, net of rental income, was $230, $213, and $204 for 2008, 2007, and 2006.  Rent commitments, before considering renewal options that generally are present, were as follows:

2009	$157
2010	126
2011	126
2012	109
2013 and thereafter	90
$608

(continued)

Financial Statement Index

PREMIER FINANCIAL BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008, 2007, and 2006
(Dollars in Thousands, Except Per Share Data)

NOTE  6 – GOODWILL AND OTHER INTANGIBLE ASSETS

The change in the balance for goodwill during the year is as follows:

	2008	2007	2006
Beginning of year	$15,816	$15,816	$15,816
Acquired goodwill	12,727	-	-
Impairment	-	-	-
End of year	$28,543	$15,816	$15,816

Acquired intangible assets at December 31, 2008 were as follows.  There were no such intangibles at December 31, 2007.

	Gross Carrying Amount	Accumulated Amortization
Core deposit intangible	$1,635	$(204)

Aggregate intangible amortization expense was $204 for 2008 while none was recorded for the years 2007 and 2006.

Estimated amortization expense for each of the next five years:

2009	$268
2010	218
2011	184
2012	175
2013 and thereafter	586
$1,431

(continued)

Financial Statement Index

PREMIER FINANCIAL BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008, 2007, and 2006
(Dollars in Thousands, Except Per Share Data)

NOTE  7 – DEPOSITS

At December 31, 2008 the scheduled maturities of time deposits are as follows:

2009	$186,598
2010	55,924
2011	12,440
2012	9,146
2013 and thereafter	7,091
$271,199

Certain directors and executive officers of the Banks and companies in which they have beneficial ownership were deposit customers of the Banks during 2008 and 2007.  The balance of such deposits at December 31, 2008 and 2007 were approximately $18,013 and $10,011.

NOTE 8 – SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Securities sold under agreements to repurchase generally mature within one to ninety days from the transaction date.  Information concerning securities sold under agreements to repurchase is summarized as follows:

	2008	2007
Year-end balance	$18,351	$12,477
Average balance during the year	$17,133	$13,124
Average interest rate during the year	1.44%	2.41%
Maximum month-end balance during the year	$23,805	$13,672
Weighted average interest rate at year-end	0.83%	1.96%

(continued)

Financial Statement Index

PREMIER FINANCIAL BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008, 2007, and 2006
(Dollars in Thousands, Except Per Share Data)

NOTE 9 – FEDERAL HOME LOAN BANK ADVANCES

The Banks own stock of the Federal Home Loan Bank of Cincinnati, Ohio (FHLB-Cin) or the Federal Home Loan Bank of Pittsburgh, Pennsylvania (FHLB-Pitt). This stock allows the Banks to borrow advances from the FHLB.

At year-end, advances from the FHLB-Cin were as follows:

	2008	2007
Payments due at maturity in May 2010, fixed rate at rates from 6.25% to 6.64%, averaging 6.45%	$4,000	$4,000
Payments due monthly with maturities from November 2011 to July 2012, fixed rates from 4.10% to 4.40%, averaging 4.26%	607	843
Overnight borrowed funds	3,000	-
	$7,607	$4,843

Advances are secured by the FHLB stock, certain pledged investment securities and substantially all single family first mortgage loans of the participating Banks.  Scheduled principal payments due on advances during the five years subsequent to December 31, 2008 are as follows:

2009	$3,178
2010	4,186
2011	186
2012	57
2013	-
Thereafter	-
$7,607

(continued)

Financial Statement Index

PREMIER FINANCIAL BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008, 2007, and 2006
(Dollars in Thousands, Except Per Share Data)

NOTE 10 – NOTES PAYABLE AND OTHER BORROWED FUNDS

On April 30, 2008, the Company executed and delivered to First Guaranty Bank of Hammond, Louisiana a Promissory Note and Business Loan Agreement dated April 30, 2008 for the principal amount of $11,550, bearing interest floating daily at the “Wall Street Journal” prime rate (the “Index”) minus 1.00% and requiring 59 monthly principal payments of $50 and one final payment of $8.6 million due at maturity on April 30, 2013.  If the Index is between 5.00% and 6.00%, the interest on the note will be 5.00%.  If the Index falls below 5.00%, then the interest on the note will float with the Index.  The note is secured by a pledge of Premier’s 100% interest in Boone County Bank (a wholly owned subsidiary) under Commercial Pledge Agreement dated April 30, 2008.  The proceeds of this note were used to fund the $9,000 of cash needed to purchase Traders Bankshares, Inc. and to refinance the remaining $2,550 balance of Premier’s outstanding note with First Guaranty Bank dated January 31, 2006. Premier’s chairman owns approximately 27.6% of the voting stock of First Guaranty Bank and is the chairman of its board of directors.  Premier’s board of directors reviewed the loan and authorized the Company to enter into the loan transaction.

On November 10, 2006, the Company executed and delivered to The Bankers’ Bank of Kentucky, Inc. of Frankfort, Kentucky (“Bankers’ Bank”) a Term Note and Business Loan Agreement dated November 10, 2006 in the principal amount of $6,500, bearing interest floating daily at the “JP Morgan Chase” prime rate minus 1.00% and requiring 83 monthly principal and interest payments of $100 and a final payment of any balance due at maturity on November 9, 2013. The note is secured by a pledge of Premier’s 100% interest in Citizens Deposit Bank and Trust, Inc. (a wholly owned subsidiary) and Premier’s 100% interest in Farmers-Deposit Bank, Eminence, Kentucky (a wholly owned subsidiary) under a Stock Pledge and Security Agreement dated November 10, 2006.  On December 22, 2008, the Company executed and delivered to Bankers’ Bank a modification agreement whereby the interest rate would not fall below 3.00% or exceed 6.00% for the remaining term of the Note.  The current interest rate on the Term Note is 3.00%.

Scheduled principal payments due on the two bank borrowings subsequent to December 31, 2008 are as follows:

2009	$1,674
2010	1,707
2011	1,740
2012	1,775
2013	8,664
Thereafter	-
$15,560

(continued)

Financial Statement Index

PREMIER FINANCIAL BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008, 2007, and 2006
(Dollars in Thousands, Except Per Share Data)

NOTE 10 – NOTES PAYABLE AND OTHER BORROWED FUNDS (Continued)

In addition to the $6,500 Term Note, Premier executed and delivered to the Bankers’ Bank a Promissory Note whereby Premier may request and receive monies from Bankers’ Bank from time to time, but the aggregate outstanding principal balance under the Promissory Note at any time shall not exceed $3,000, and the right to request and receive monies from Bankers’ Bank expires on November 9, 2009. The outstanding principal balance under this Promissory Note shall bear annual interest floating daily at the “JP Morgan Chase” prime rate minus 1.00%.  The Promissory Note is subject to the same 3.00% minimum and 6.00% maximum interest rate as the $6,500 Term Note (currently 3.00%). Interest on this Promissory Note shall be due and payable on the 5th day of each, January, April, July and October during the term of this Promissory Note, and at the maturity date hereof. Any outstanding principal amount loaned to Premier under this Promissory Note, and not previously repaid, shall be due on November 9, 2009.  The Promissory Note is secured by the same collateral as the $6,500 Term Note. At December 31, 2008, there was no outstanding principal balance on the Promissory Note.

(continued)

Financial Statement Index

 PREMIER FINANCIAL BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008, 2007, and 2006
(Dollars in Thousands, Except Per Share Data)

NOTE 11 – INCOME TAXES

The components of the provision (benefit) for income taxes are as follows:

	2008	2007	2006
Current	$2,747	$2,822	$2,212
Deferred	1,002	648	1,071
Provision for income taxes	$3,749	$3,470	$3,283

The Company’s deferred tax assets and liabilities at December 31 are shown below.  No valuation allowance for the realization of deferred tax assets is considered necessary.

	2008	2007
Deferred tax assets
Allowance for loan losses	$2,569	$2,209
Net operating loss carryforward	1,584	-
Write-downs of other real estate owned	21	15
Taxable income on non-accrual loans	59	103
Defined benefit pension plan	398	-
Other	1	2
Total deferred tax assets	4,632	2,329

Deferred tax liabilities
Amortization of intangibles	$2,682	$2,342
Depreciation	375	34
Federal Home Loan Bank dividends	354	319
Deferred loan fees	236	170
Purchase accounting adjustments	145	-
Unrealized gain on investment securities	842	38
Other	185	155
Total deferred tax liabilities	4,819	3,058

Net deferred taxes	$(187)	$(729)

At December 31, 2008 the Company had net operating loss carryforwards of approximately $4,659 which expire at various dates from 2025 to 2028.  The deductibility of these net operating losses are limited under IRC Sec 382.  No valuation allowance is considered necessary based on management's estimate that the net operating losses will be utilized prior to the time that they expire.

(continued)

Financial Statement Index

PREMIER FINANCIAL BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008, 2007, and 2006
(Dollars in Thousands, Except Per Share Data)

NOTE 11 – INCOME TAXES (Continued)

An analysis of the differences between the effective tax rates and the statutory U.S. federal income tax rate is as follows:

	2008		2007		2006
U.S. federal income tax rate	$3,837	34.0%	$3,600	34.0%	$3,327	34.0%
Changes from the statutory rate
Tax-exempt interest income	(120)	(1.1)	(124)	(1.2)	(97)	(1.0)
Non-deductible interest expense related to carrying tax-exempt interest earning assets	11	0.1	11	0.1	8	0.1
Non-deductible stock compensation expense	41	0.4	44	0.4	46	0.5
Tax credits, net	(49)	(0.4)	(2)	(0.0)	(10)	(0.1)
Officer’s life insurance death benefit	-	-	(73)	(0.6)	-	-
Other	29	0.2	14	0.1	9	0.1
	$3,749	33.2%	$3,470	32.8%	$3,283	33.6%

Unrecognized Tax Benefits: The Company does not have any beginning or ending unrecognized tax benefits. The Company does not expect the total amount of unrecognized tax benefits to significantly increase in the next twelve months.  There were no interest and penalties recorded in the income statement or accrued for the year ended December 31, 2008 related to unrecognized tax benefits.

The Company and its subsidiaries file a consolidated U.S. Corporation income tax return and a combined return in the state of West Virginia. The Company files a corporate income tax return in the state of Kentucky. The Company is no longer subject to examination by taxing authorities for years before 2005.  A federal examination of the tax years 2001 - 2003 was completed in 2005 with no material adjustments.

NOTE 12 – EMPLOYEE BENEFIT PLANS

The Company has qualified profit sharing plans that cover substantially all employees. Contributions to the plans consist of a Company match and additional amounts at the discretion of the Company’s Board of Directors.  Total contributions to the plans were $266, $245 and $236 in 2008, 2007 and 2006.

(continued)

Financial Statement Index

PREMIER FINANCIAL BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008, 2007, and 2006
(Dollars in Thousands, Except Per Share Data)

NOTE 13 – STOCK COMPENSATION EXPENSE

In 2002, the Company registered 200,000 shares of its common stock to be reserved stock based incentive programs (“the 2002 Plan”).  From time to time the Company grants stock options to its employees.  The Company accounts for these option grants using SFAS No. 123R, “Share-Based Payments,” which establishes accounting requirements for share-based compensation to employees.  Under SFAS 123R, the Company estimates the fair value of the options at the time they are granted to employees and expenses that fair value over the vesting period of the option grant.

On February 20, 2008, 45,300 incentive stock options were granted out of the 2002 Plan at an exercise price of $12.92, the closing market price of Premier on the grant date.  These options vest in three equal annual installments ending on February 20, 2011.  On January 17, 2007, 37,000 incentive stock options were granted out of the 2002 Plan at an exercise price of $14.22.  These options vest in three equal annual installments ending on January 17, 2010.  On February 15, 2006, 35,250 incentive stock options were granted out of the 2002 Plan at an exercise price of $16.00.  These options vest in three equal annual installments ending on February 15, 2009.

The fair value of the Company's employee stock options granted is estimated at the date of grant using the Black-Scholes option-pricing model. This model requires the input of highly subjective assumptions, changes to which can materially affect the fair value estimate. Additionally, there may be other factors that would otherwise have a significant effect on the value of employee stock options granted but are not considered by the model. The assumptions used in the Black-Scholes option-pricing model are as follows:

	2008	2007	2006
Risk-free interest rate	3.50%	4.78%	4.62%
Expected option life (yrs)	7.00	5.00	5.00
Expected stock price volatility	23.00%	25.00%	26.00%
Dividend yield	3.10%	1.41%	0.00%
Weighted average fair value of options granted during the year	$2.55	$3.81	$5.21

The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield in effect at the time of the grant.  The expected option life was estimated since there has been little option exercise history.  The expected stock price volatility is based on historical volatilities of the Company’s common stock.  The dividend yield is estimated at the time of the option grant based upon Premier’s dividend rate and stock price at that time.

(continued)

Financial Statement Index

PREMIER FINANCIAL BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008, 2007, and 2006
(Dollars in Thousands, Except Per Share Data)

NOTE 13 – STOCK COMPENSATION EXPENSE (Continued)

Compensation expense of $120, $130 and $142 was recorded for the years ended December 31, 2008, 2007 and 2006, respectively.

Stock-based compensation expense is recognized ratably over the requisite service period for all awards. Unrecognized stock-based compensation expense related to stock options totaled $67 at December 31, 2008. This unrecognized expense is expected to be recognized over the next 25 months based on the vesting periods of the options.

Information related to the stock option plan during each year follows:

	2008	2007	2006
Intrinsic value of options exercised	$-	$3	$9
Cash received from option exercises	-	10	27
Tax benefit realized from option exercises	-	1	2

(continued)

Financial Statement Index

PREMIER FINANCIAL BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008, 2007, and 2006
(Dollars in Thousands, Except Per Share Data)

NOTE 13 – STOCK COMPENSATION EXPENSE (Continued)

A summary of the Company’s stock option activity is as follows:

	2008		2007		2006
		Weighted Average Exercise		Weighted Average Exercise		Weighted Average Exercise
	Options	Price	Options	Price	Options	Price
Outstanding at beginning of year	150,249	$12.65	120,248	$12.25	111,750	$11.05
Grants	45,300	12.92	37,000	14.22	35,250	16.00
Exercises	-	-	(1,000)	10.85	(3,002)	9.02
Forfeitures or expired	(13,633)	15.89	(5,999)	14.60	(23,750)	13.11
Outstanding at year-end	181,916	$12.47	150,249	$12.65	120,248	$12.25

Exercisable at year-end	106,433	$11.59	84,096	$11.31	55,931	$10.68
Weighted average remaining life	7.0		6.9		7.3
Weighted average fair value of options granted during the year	$2.55		$3.81		$5.21

Options outstanding at year-end are expected to fully vest.

Additional information regarding stock options outstanding and exercisable at December 31, 2008 is provided in the following table:

	- - - - - - - - Outstanding - - - - - - - -			- - - - - - - - Currently Exercisable - - - - - - - -
Range of Exercise Prices	Number	Weighted Average Exercise Price	Aggregate Intrinsic Value	Number	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Aggregate Intrinsic Value

$ 7.50 to $10.00	42,416	$8.69	$-	42,416	4.6	$8.69	$-
$ 10.01 to $12.50	31,833	11.62	-	31,833	6.1	11.62	-
$ 12.51 to $15.00	76,167	13.48	-	11,175	8.1	14.22	-
$ 15.01 to $17.50	31,500	16.00	-	21,009	7.1	16.00	-
Outstanding at Dec 31, 2008	181,916	12.47	$-	106,433	5.9	11.59	$-

(continued)

Financial Statement Index

PREMIER FINANCIAL BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008, 2007, and 2006
(Dollars in Thousands, Except Per Share Data)

NOTE 14 – ACQUIRED PENSION PLAN IN PROCESS OF LIQUIDATION

As part of the acquisition of Traders Bankshares, Inc. on April 30, 2008, Premier assumed the assets and liabilities of the Traders employee defined benefit pension plan.  The plan provides defined benefits based on years of service and final average salary.  Prior to the acquisition by Premier, the plan benefits were frozen and a plan of termination had been submitted to the Internal Revenue Service (IRS).  Also, all the plan assets were reinvested into a money market account to preserve the principal balance for distribution upon termination.  As of December 31, 2008 the pension plan is still waiting for final approval for termination from the IRS.

The following table sets forth changes in obligations and plan assets of the defined benefit pension plan from the April 30, 2008 acquisition date through December 31, 2008:

Change in Benefit Obligation
Benefit Obligation acquired on April 30, 2008	$(3,723)
Interest cost	(119)
Amendments	(6)
Actuarial loss	(132)
Actual distributions	69
Settlement	498
Benefit Obligation at December 31, 2008	$(3,413)

Change in Plan Assets
Plan Assets at fair value acquired on April 30, 2008	$2,685
Actual return on Plan Assets	37
Settlement	(498)
Actual distributions	(69)
Plan Assets at fair value at December 31, 2008	$2,155

Funded status at December 31, 2008	$(1,258)

The $87 loss recognized in accumulated other comprehensive income at December 31, 2008 consists of the net actuarial loss from May 1, 2008 through December 31, 2008.  It is estimated that this loss will be recognized into net periodic pension benefit expense during the next fiscal year when the pension benefit plan is approved for termination and the pension plan assets are distributed to the participants.

The accumulated benefit obligation (ABO) was $3,413 at year-end 2008.

The assumptions used to determine the pension benefit obligation at April 30, 2008 and December 31, 2008 follow:

	Dec. 31, 2008	April 30, 2008
Discount rate	4.27%	4.27%
Rate of compensation increase	3.00%	3.00%

(continued)

Financial Statement Index

PREMIER FINANCIAL BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008, 2007, and 2006
(Dollars in Thousands, Except Per Share Data)

NOTE 15 – RELATED PARTY TRANSACTIONS

During 2008, 2007 and 2006, the Company paid approximately $218, $231, and $228 for printing, supplies, furniture, and equipment to a company affiliated by common ownership.  The Company also paid another affiliate approximately $533, $459, and $468 in 2008, 2007 and 2006 to permit the Company’s employees to participate in that entity’s employee medical benefit plan.

During 2008, 2007 and 2006, the Company paid approximately $52, $52, and $52 to lease its headquarters facility at 2883 Fifth Avenue, Huntington, West Virginia from River City Properties, LLC, an entity 12.5% owned by the Company’s Chairman of the Board.

NOTE 16 – EARNINGS PER SHARE

A reconciliation of the numerators and denominators of the earnings per common share and earnings per common share assuming dilution computations for 2008, 2007 and 2006 is presented below:

	2008	2007	2006
Basic earnings per share
Income available to common stockholders	$7,536	$7,119	$6,501
Weighted average common shares outstanding	6,011	5,237	5,236
Earnings per share	$1.25	$1.36	$1.24

Diluted earnings per share
Income available to common stockholders	$7,536	$7,119	$6,501
Weighted average common shares outstanding	6,011	5,237	5,236
Add dilutive effects of assumed exercise of stock options	8	26	28
Weighted average common and dilutive potential Common shares outstanding	6,019	5,263	5,264
Earnings per share assuming dilution	$1.25	$1.35	$1.24

Stock options for 153,133, 42,500 and 46,250 shares of common stock were not considered in computing diluted earnings per share for 2008, 2007 and 2006 because they were antidilutive.

(continued)

Financial Statement Index

PREMIER FINANCIAL BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008, 2007, and 2006
(Dollars in Thousands, Except Per Share Data)

NOTE  17 – FAIR VALUE

Financial Accounting Standards Board (FASB) Statement 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Statement 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

When possible, the Company looks to active and observable markets to price identical assets or liabilities. When identical assets and liabilities are not traded in active markets, the Company looks to observable market data for similar assets and liabilities. However, certain assets and liabilities are not traded in observable markets and the Company must use other valuation methods to develop a fair value.

Premier’s reported fair values of securities available for sale are determined by matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities, but rather by relying on the securities’ relationship to other benchmark quoted securities (Level 2 inputs).  The fair value of impaired loans is based on the fair value of the underlying collateral, which is estimated through third party appraisals or internal estimates of collateral values (Level 3 inputs).

(continued)

Financial Statement Index

PREMIER FINANCIAL BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008, 2007, and 2006
(Dollars in Thousands, Except Per Share Data)

NOTE  17 – FAIR VALUE (Continued)

Assets and Liabilities Measured on a Recurring Basis

Assets and liabilities measured at fair value on a recurring basis are summarized below:

		Fair Value Measurements at December 31, 2008 Using
	Dec. 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Available for sale securities	$175,741	$-	$175,741	$-

Assets and Liabilities Measured on a Non-Recurring Basis

Assets and liabilities measured at fair value on a non-recurring basis are summarized below:

		Fair Value Measurements at December 31, 2008 Using
	Dec. 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Impaired Loans	$9,402	$-	$-	$9,402

Impaired loans, which are measured for impairment using the fair value of the collateral for collateral dependent loans, had a carrying amount of $11,610 with a valuation allowance of $2,208.  Approximately $5,418 of the carrying amount and $384 of the valuation allowance were added as a result of the acquisitions of Citizens First and Traders.  The remaining change since year-end 2007 resulted in a provision for loan losses of $342 for the twelve month period.

(continued)

Financial Statement Index

PREMIER FINANCIAL BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008, 2007, and 2006
(Dollars in Thousands, Except Per Share Data)

NOTE  17 – FAIR VALUE (Continued)

The carrying amount and estimated fair values of financial instruments at year end were as follows:

	2008		2007
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets
Cash and due from banks	$22,148	$22,148	$22,365	$22,365
Federal funds sold	15,899	15,899	32,035	32,035
Securities available for sale	175,741	175,741	124,242	124,242
Loans held for sale	1,193	1,193	1,891	1,891
Loans, net	458,567	465,488	340,073	344,158
Federal Home Loan Bank and Federal Reserve Bank stock	3,931	n/a	3,314	n/a
Interest receivable	3,720	3,720	2,768	2,768

Financial liabilities
Deposits	$(589,182)	$(592,658)	$(449,033)	$(448,648)
Federal funds purchased	-	-	(392)	(392)
Securities sold under agreements to repurchase	(18,351)	(18,351)	(12,477)	(12,477)
Federal Home Loan Bank advances	(7,607)	(7,860)	(4,843)	(5,051)
Other borrowed funds	(15,560)	(15,660)	(8,412)	(8,367)
Interest payable	(1,054)	(1,054)	(1,064)	(1,064)

Carrying amount is the estimated fair value for cash and due from banks, Federal funds sold, accrued interest receivable and payable, demand deposits, short-term debt, and variable rate loans or deposits that reprice frequently and fully.  It was not practicable to determine the fair value of Federal Home Loan Bank and Federal Reserve Bank stock due to the restrictions placed on its transferability.  For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk.  Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values.  Fair value of debt is based on current rates for similar financing. The fair value of commitments to extend credit and standby letters of credit is not material.

(continued)

Financial Statement Index

PREMIER FINANCIAL BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008, 2007, and 2006
(Dollars in Thousands, Except Per Share Data)

NOTE 18 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Banks are parties to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of their customers.  These financial instruments include standby letters of credit and commitments to extend credit in the form of unused lines of credit. The Banks use the same credit policies in making commitments and conditional obligations as they do for on-balance sheet instruments.  In addition, the Banks offer a service whereby deposit customers for a fee are permitted to overdraw their accounts up to a certain deminimus amount, also known as “bounce protection” or “overdraft protection”.  The aggregate unused portion of “bounce protection” was $7,742 and $5,003 at December 31, 2008 and 2007.

At December 31, 2008 and 2007, the Banks had the following financial instruments whose approximate contract amounts represent credit risk:

	2008	2007
Standby letters of credit	$1,411	$977

Commitments to extend credit
Fixed	$12,674	$6,100
Variable	41,167	33,112

Standby letters of credit represent conditional commitments issued by the Banks to guarantee the performance of a third party.  The credit risk involved in issuing these letters of credit is essentially the same as the risk involved in extending loans to customers.  Collateral held varies but primarily includes real estate and certificates of deposit.  Some letters of credit are unsecured.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Outstanding commitments are at current market rates.  Fixed rate loan commitments have interest rates ranging from 4.00% to 18.00%. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Banks evaluate each customer’s creditworthiness on a case-by-case basis. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Collateral held varies but may include accounts receivable, inventory, property and equipment, and income producing properties.

(continued)

Financial Statement Index

PREMIER FINANCIAL BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008, 2007, and 2006
(Dollars in Thousands, Except Per Share Data)

NOTE 19 - LEGAL PROCEEDINGS

Legal proceedings involving the Company and its subsidiaries periodically arise in the ordinary course of business, including claims by debtors and their related interests against the Company’s subsidiaries following initial collection proceedings. These legal proceedings sometimes can involve claims for substantial damages.  At December 31, 2008 management is unaware of any legal proceedings for which the expected outcome would have a material adverse effect upon the consolidated financial statements of the Company.

NOTE 20 - STOCKHOLDERS’ EQUITY

The Company’s principal source of funds for dividend payments is dividends received from the subsidiary Banks.  Banking regulations limit the amount of dividends that may be paid without prior approval of regulatory agencies.  Under these regulations, the amount of dividends that may be paid in any calendar year is limited to the current year’s net profits, as defined, combined with the retained net profits of the preceding two years, subject to the capital requirements and additional restrictions as discussed below.  During 2009 the Banks could, without prior approval, declare dividends to Premier of approximately $2.4 million plus any 2009 net profits retained to the date of the dividend declaration.

The Company and the subsidiary Banks are subject to various regulatory capital requirements administered by the federal banking agencies.  Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Banks must meet specific guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices.

These quantitative measures established by regulation to ensure capital adequacy require the Company and Banks to maintain minimum amounts and ratios (set forth in the following table) of Total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined).  Management believes, as of December 31, 2008 the Company and the Banks meet all quantitative capital adequacy requirements to which they are subject.

(continued)

Financial Statement Index

PREMIER FINANCIAL BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008, 2007, and 2006
(Dollars in Thousands, Except Per Share Data)

NOTE 20 - STOCKHOLDERS’ EQUITY (Continued)

The Company’s and the subsidiary Banks’ capital amounts and ratios as of December 31, 2008 are presented in the table below.  As of December 31, 2008, the most recent notification from each of the Banks’ primary Federal regulators categorized the subsidiary Banks as well capitalized under the regulatory framework for prompt corrective action.  To be categorized as well capitalized, the Banks must maintain minimum Total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the following table.  There are no conditions or events since that notification that management believes have changed the Banks’ categories.

					To Be Well Capitalized
			For Capital		Under Prompt Corrective
	Actual		Adequacy Purposes		Action Provisions
2008	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital (to Risk-Weighted Assets):
Consolidated (1)	$66,556	15.3%	$34,882	8%	$43,602	10%
Boone County Bank	18,546	22.3	6,647	8	8,309	10
Citizens Deposit Bank	13,487	17.5	6,157	8	7,697	10
Farmers Deposit Bank	8,441	18.6	3,627	8	4,534	10
Ohio River Bank	7,943	15.5	4,111	8	5,139	10
First Central Bank	10,663	13.0	6,544	8	8,180	10
Traders Bank	15,584	16.1	7,763	8	9,704	10

Tier I Capital (to Risk-Weighted Assets):
Consolidated (1)	$61,070	14.0%	$17,441	4%	$26,161	6%
Boone County Bank	17,503	21.1	3,323	4	4,985	6
Citizens Deposit Bank	12,526	16.3	3,079	4	4,618	6
Farmers Deposit Bank	7,856	17.3	1,813	4	2,720	6
Ohio River Bank	7,419	14.4	2,056	4	3,083	6
First Central Bank	9,773	12.0	3,272	4	4,908	6
Traders Bank	14,357	14.8	3,882	4	5,822	6

Tier I Capital (to Average Assets):
Consolidated (1)	$61,070	8.7%	$28,114	4%	$35,143	5%
Boone County Bank	17,503	11.4	6,163	4	7,703	5
Citizens Deposit Bank	12,526	10.1	4,983	4	6,229	5
Farmers Deposit Bank	7,856	12.6	2,496	4	3,120	5
Ohio River Bank	7,419	8.1	3,687	4	4,609	5
First Central Bank	9,773	8.8	4,432	4	5,540	5
Traders Bank	14,357	9.1	6,318	4	7,897	5

(1) Consolidated company is not subject to Prompt Corrective Action Provisions

(continued)

Financial Statement Index

PREMIER FINANCIAL BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008, 2007, and 2006
(Dollars in Thousands, Except Per Share Data)

NOTE 20 - STOCKHOLDERS’ EQUITY (Continued)

The Company’s and the subsidiary Banks’ capital amounts and ratios as of December 31, 2007 are presented in the table below:

					To Be Well Capitalized
			For Capital		Under Prompt Corrective
	Actual		Adequacy Purposes		Action Provisions
2007	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital (to Risk-Weighted Assets):
Consolidated (1)	$55,538	17.3%	$25,646	8%	$32,058	10%
Boone County Bank	16,492	20.9	6,319	8	7,898	10
Citizens Deposit Bank	13,253	18.3	5,805	8	7,256	10
Farmers Deposit Bank	8,179	18.4	3,555	8	4,443	10
Ohio River Bank	7,537	16.5	3,653	8	4,566	10
First Central Bank	9,509	11.8	6,434	8	8,043	10

Tier I Capital (to Risk-Weighted Assets):
Consolidated (1)	$51,500	16.1%	$12,823	4%	$19,235	6%
Boone County Bank	15,500	19.6	3,159	4	4,739	6
Citizens Deposit Bank	12,342	17.0	2,902	4	4,354	6
Farmers Deposit Bank	7,603	17.1	1,777	4	2,666	6
Ohio River Bank	7,016	15.4	1,826	4	2,740	6
First Central Bank	8,594	10.7	3,217	4	4,826	6

Tier I Capital (to Average Assets):
Consolidated (1)	$51,500	9.8%	$21,081	4%	$26,351	5%
Boone County Bank	15,500	10.6	5,864	4	7,330	5
Citizens Deposit Bank	12,342	10.0	4,927	4	6,159	5
Farmers Deposit Bank	7,603	11.2	2,728	4	3,410	5
Ohio River Bank	7,016	8.4	3,324	4	4,155	5
First Central Bank	8,594	8.1	4,269	4	5,336	5

(1) Consolidated company is not subject to Prompt Corrective Action Provisions

(continued)

Financial Statement Index

PREMIER FINANCIAL BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008, 2007, and 2006
(Dollars in Thousands, Except Per Share Data)

NOTE 21 - PARENT COMPANY FINANCIAL STATEMENTS

CONDENSED BALANCE SHEETS
December 31
	2008	2007
ASSETS
Cash	$4,659	$7,858
Investment in subsidiaries	100,494	67,688
Premises and equipment	437	501
Other assets	231	51

Total assets	$105,821	$76,098

LIABILITIES AND STOCKHOLDERS’ EQUITY
Other liabilities	$839	$297
Other borrowed funds	15,560	8,412
Total liabilities	16,399	8,709

Stockholders’ equity
Preferred stock	-	-
Common stock	2,264	1,109
Additional paid-in capital	58,265	43,763
Retained earnings	27,346	22,444
Accumulated other comprehensive income	1,547	73
Total stockholders’ equity	89,422	67,389

Total liabilities and stockholders’ equity	$105,821	$76,098

(continued)

Financial Statement Index

PREMIER FINANCIAL BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008, 2007, and 2006
(Dollars in Thousands, Except Per Share Data)

NOTE 21 - PARENT COMPANY FINANCIAL STATEMENTS (Continued)

Condensed Statement of Operations
Years Ended December 31
	2008	2007	2006
Income
Dividends from subsidiaries	$7,395	$11,085	$6,440
Interest and dividend income	62	41	37
Other income	648	648	615
Total income	8,105	11,774	7,092

Expenses
Interest expense	590	769	1,334
Salaries and employee benefits	1,448	1,337	1,199
Professional fees	362	136	165
Accelerated subordinated debenture issuance costs	-	-	548
Other expenses	569	497	420
Total expenses	2,969	2,739	3,666

Income before income taxes and equity in undistributed income of subsidiaries	5,136	9,035	3,426

Income tax (benefit)	(907)	(837)	(1,160)

Income before equity in undistributed income of subsidiaries	6,043	9,872	4,586
Equity in undistributed income (excess distributions) of subsidiaries	1,493	(2,753)	1,915
Net income	$7,536	$7,119	$6,501

(continued)

Financial Statement Index

PREMIER FINANCIAL BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008, 2007, and 2006
(Dollars in Thousands, Except Per Share Data)

NOTE 21 - PARENT COMPANY FINANCIAL STATEMENTS (Continued)

Condensed Statement of Cash Flows
Years Ended December 31
	2008	2007	2006
Cash flows from operating activities
Net income	$7,536	$7,119	$6,501
Adjustments to reconcile net income to net cash from operating activities
Depreciation	95	97	101
Stock compensation expense	120	130	142
(Gain) loss from sales of assets	-	(5)	(4)
Dividends in excess of net income of subsidiaries	-	2,753	-
Equity in undistributed earnings of subsidiaries	(1,493)	-	(1,915)
Change in other assets	(52)	324	258
Change in other liabilities	85	(141)	17
Net cash from operating activities	6,291	10,277	5,100

Cash flows from investing activities
Proceeds from liquidation of subsidiary	-	-	203
Purchases of subsidiaries	(14,300)	-	-
Proceeds from sales of assets, net of purchases	(31)	(33)	(116)
Net cash from investing activities	(14,331)	(33)	87

Cash flows from financing activities
Early redemption of subordinated note	-	-	(15,250)
Cash dividends paid to shareholders	(2,634)	(2,095)	(523)
Issuance of common stock	-	10	27
Proceeds from borrowings	11,550	-	13,500
Payments on other borrowed funds	(4,075)	(3,863)	(2,627)
Net cash from financing activities	4,841	(5,948)	(4,873)

Net change in cash and cash equivalents	(3,199)	4,296	314

Cash and cash equivalents at beginning of year	7,858	3,562	3,248
Cash and cash equivalents at end of year	$4,659	$7,858	$3,562

(continued)

Financial Statement Index

PREMIER FINANCIAL BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008, 2007, and 2006
(Dollars in Thousands, Except Per Share Data)

NOTE 22 - QUARTERLY FINANCIAL DATA (UNAUDITED)

				Earnings Per Share
	Interest Income	Net Interest Income	Net Income	Basic	Diluted
2008
First Quarter	$8,427	$5,594	$1,774	$0.34	$0.34
Second Quarter	9,433	6,449	1,930	0.32	0.32
Third Quarter	10,276	7,177	1,930	0.30	0.30
Fourth Quarter	9,708	6,815	1,902	0.30	0.30

2007
First Quarter	$8,612	$5,511	$1,786	$0.34	$0.34
Second Quarter	8,712	5,551	1,790	0.34	0.34
Third Quarter	8,738	5,590	1,807	0.35	0.34
Fourth Quarter	8,690	5,644	1,736	0.33	0.33

In 2008, interest income increased significantly in the second quarter and further still in the third quarter largely due to the additional earning assets acquired via the purchases of Citizens First and Traders on April 30, 2008.  The increase in interest income was tempered somewhat in the fourth quarter due to declining yields on loans and federal funds sold.  The increases in interest income resulted in increases in net interest income and net income in 2008.  In contrast to the increases in net income, earnings per share decreased in the second and third quarters of 2008 due to the additional shares issued to acquire Citizens First and Traders on April 30, 2008.

In 2007, interest income improved in each of the first three quarters as yields on investments securities increased and the outstanding balance of federal funds sold increased.  In the fourth quarter, as the Federal Reserve began reducing its targeted federal funds rate, the Company’s interest income also began to decline.  The improvement in interest income resulted in the improvement in net interest income, but was tempered by a rising trend in the rates paid on deposits.  During the first two quarters of 2007, the Company aggressively reduced its FHLB and bank borrowings as funds became available.  This debt reduction also served to improve net interest income.  Fourth quarter net interest income also benefitted from the decline in the floating interest rate on bank borrowings.

(continued)

Financial Statement Index

PREMIER FINANCIAL BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008, 2007, and 2006
(Dollars in Thousands, Except Per Share Data)

NOTE 23- ACQUISITIONS

At the close of business on April 30, 2008, the Company completed its acquisition of Traders Bankshares, Inc. (“Traders”), a $108 million bank holding company headquartered in Spencer, West Virginia.  Under terms of the definitive agreement of merger dated November 27, 2007, each share of Traders common stock was entitled to merger consideration of $50.00 cash and 3.75 shares of Premier common stock.  Premier issued approximately 675,000 shares of its common stock and paid in total $9.0 million in cash to the shareholders of Traders.  The cash portion of the merger consideration was funded by proceeds from a borrowing from First Guaranty Bank more fully described in Note 10.  The value of the transaction is estimated at $18.1 million.  The acquisition of Traders afforded Premier the opportunity to expand its presence in Jackson County, West Virginia and enter new adjoining markets in Roane and Wood Counties, West Virginia.  The purchase price resulted in approximately $7.3 million in goodwill and $1.5 million in core deposit intangible, none of which is deductible for tax purposes.  The purchase price resulted in goodwill as the Company believes there are cost saving synergies to be obtained and long-term expansion opportunities in the acquired markets beyond the existing customer base.  The core deposit intangible will be amortized using an accelerated method.  Purchase accounting adjustments are subject to refinement as management finalizes the calculations.

Also at the close of business on April 30, 2008, the Company completed its acquisition of Citizens First Bank, Inc. (“Citizens First”) a $62 million bank headquartered in Ravenswood, West Virginia.  Under terms of the definitive agreement of merger dated October 24, 2007, each share of Citizens First common stock was entitled to merger consideration of $13.25 cash and 1.20 shares of Premier common stock.  Premier issued approximately 480,000 shares of its common stock and paid in total $5.3 million in cash to the shareholders of Citizens First.  The cash portion of the merger consideration was funded from cash on hand of Premier.  The value of the transaction is estimated at $11.7 million.  The acquisition of Citizens First afforded Premier the opportunity to enter new markets in Jackson County, West Virginia.  The purchase price resulted in approximately $5.4 million in goodwill and $169,000 in core deposit intangible, none of which is deductible for tax purposes.  The purchase price resulted in goodwill as the Company believes there are long-term expansion opportunities in the acquired markets beyond the existing customer base.  The core deposit intangible will be amortized using an accelerated method.  Purchase accounting adjustments are subject to refinement as management finalizes the calculations.  On October 24, 2008, Citizens First Bank was merged into Traders Bank, Inc.

(continued)

Financial Statement Index

PREMIER FINANCIAL BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008, 2007, and 2006
(Dollars in Thousands, Except Per Share Data)

NOTE 23- ACQUISITIONS (Continued)

Net assets acquired via each transaction are shown in the table below:

	Citizens First	Traders
Cash and due from banks	$2,300	$3,285
Federal funds sold	8,394	2,448
Securities available for sale	4,097	40,643
Loans, net	44,773	50,551
Goodwill and other intangible assets	5,580	8,752
Other assets	2,904	6,809
Total assets acquired	68,048	112,488

Deposits	(56,020)	(92,807)
Other liabilities	(328)	(1,541)
Total liabilities assumed	(56,348)	(94,348)
Net assets acquired	$11,700	$18,140

The results of operations of Citizens First and Traders are included in Premier’s consolidated statements of income beginning as of the acquisition date.  The following table presents pro forma condensed income statements as if the mergers had occurred at the beginning of each period presented:

	(Unaudited)
	2008	2007
Interest income	$41,266	$45,625
Interest expense	13,118	16,555
Net interest income	28,148	29,070
Provision for loan losses	147	(76)
Net interest income after provision	28,001	29,146
Non-interest income	5,564	5,488
Non-interest expense	24,112	22,714
Income before income taxes	9,453	11,920
Income tax expense	3,088	3,938
Net income	$6,365	$7,982

Basic earnings per share	$1.00	$1.25
Diluted earnings per share	0.99	1.24

(continued)

Financial Statement Index

PREMIER FINANCIAL BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008, 2007, and 2006
(Dollars in Thousands, Except Per Share Data)

NOTE 24 - PENDING ACQUISITION

On December 31, 2008, the Company entered into a material definitive agreement with Abigail Adams National Bancorp, Inc. (Abigail Adams), a two bank holding company with $436 million of total assets at December 31, 2008 with locations in and around Washington, DC and Richmond, Virginia.  Under terms of the definitive agreement, Premier agreed to purchase Abigail Adams for approximately $10.8 million in stock.  Each share of Abigail Adams common stock will be entitled to merger consideration of 0.4461 shares of Premier common stock.  Premier will issue approximately 1,545,000 shares of its common stock to the stockholders of Abigail Adams.  The transaction, which is subject to certain conditions precedent, still requires approval by Abigail Adams’ stockholders and bank regulatory authorities, and the issuance of Premier common stock in the merger requires Premier stockholder approval.  It is anticipated to close sometime in the second quarter of 2009.  Premier is also guarantor of a $6.0 million line of credit that Abigail Adams has from the Bankers’ Bank of which $4.2 million was outstanding at December 31, 2008.

NOTE 25 – CAPITAL PURCHASE PROGRAM

It is a condition to the completion of the merger with Abigail Adams that Premier complete the sale of $24.0 million of Premier preferred stock to the U.S. Treasury under the Troubled Asset Relief Program (“TARP”) Capital Purchase Program (“CPP”).  Premier has applied for approval to participate in the CPP but has yet to receive any approval from the U.S. Treasury.  Premier’s participation in the CPP program will affect the stockholders of Premier common stock in the following ways.  Upon Premier’s participation in the U.S. Treasury’s CPP, the U.S. Treasury would purchase from Premier cumulative perpetual preferred shares, with a liquidation preference of at least one thousand dollars per share (the “Senior Preferred Shares”).  Based upon an investment of $24.0 million, Premier would issue 24,000 Senior Preferred Shares, each with a liquidation preference of one thousand dollars per share.  The Senior Preferred Shares would constitute Tier 1 capital and would rank senior to Premier’s common shares.  The Senior Preferred Shares would pay cumulative dividends at a rate of 5% per annum for the first five years and would reset to a rate of 9% per annum after year five.  Dividends would be payable quarterly in arrears.

(continued)

Financial Statement Index

PREMIER FINANCIAL BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008, 2007, and 2006
(Dollars in Thousands, Except Per Share Data)

NOTE 25- CAPITAL PURCHASE PROGRAM (Continued)

The Senior Preferred Shares would be non-voting shares, but would have class voting rights on (i) any authorization or issuance of shares ranking senior to the Senior Preferred Shares; (ii) any amendment to the rights of the Senior Preferred Shares; or (iii) any merger, consolidation, share exchange, reclassification or similar transaction which would adversely affect the rights of the Senior Preferred Shares.  In the event that the cumulative dividends described above were not paid in full for an aggregate of six dividend periods or more, whether or not consecutive, the authorized number of directors of Premier would automatically be increased by two and the holders of the Senior Preferred Shares would have the right to elect two directors.  The right to elect directors would end when dividends have been paid in full for four consecutive dividend periods.

Each financial institution participating in the CPP must also issue a warrant (the “Warrant”) to the U.S. Treasury to purchase a number of common shares having a market price equal to 15% of the aggregate amount of the Senior Preferred Shares purchased by the U.S. Treasury.  The market price for determining the number of common shares subject to the Warrant will be calculated based on the average of the closing prices of Premier’s common shares on the 20 trading days prior to preliminary approval to participate in the CPP by the U.S. Treasury. The Warrant will have a 10 year term.  Issuance and exercise of the Warrant would dilute the interests of existing Premier common shareholders.

To participate in the CPP, Premier would also be required to adopt the U.S. Treasury’s standards for executive compensation and corporate governance, as amended from time-to-time, for the period during which the U.S. Treasury holds equity issued under the CPP.

Financial Statement Index

PREMIER FINANCIAL BANCORP, INC.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS
March 31, 2009

(UNAUDITED)

Financial Statement Index

Financial Statements

The accompanying information has not been audited by independent public accountants; however, in the opinion of management such information reflects all adjustments necessary for a fair presentation of the results for the interim period.  All such adjustments are of a normal and recurring nature.  Premier Financial Bancorp, Inc.’s (“Premier’s”) accounting and reporting policies are in accordance with accounting principles generally accepted in the United States of America.  Certain accounting principles used by Premier involve a significant amount of judgment about future events and require the use of estimates in their application.  The following policies are particularly sensitive in terms of judgments and the extent to which estimates are used: allowance for loan losses, the identification and evaluation of impaired loans, the impairment of goodwill, the realization of deferred tax assets and stock based compensation disclosures.  These estimates are based on assumptions that may involve significant uncertainty at the time of their use.  However, the policies, the estimates and the estimation process as well as the resulting disclosures are periodically reviewed by the Audit Committee of the Board of Directors and material estimates are subject to review as part of the external audit by the independent public accountants.

The accompanying financial statements are presented in accordance with the requirements of Form 10-Q and consequently do not include all of the disclosures normally required by accounting principles generally accepted in the United States of America or those normally made in the registrant’s annual report on Form 10-K.  Accordingly, the reader of the Form 10-Q may wish to refer to the registrant’s Form 10-K for the year ended December 31, 2008 for further information in this regard.

Financial Statement Index
PREMIER FINANCIAL BANCORP, INC.
CONSOLIDATED BALANCE SHEETS
MARCH 31, 2009 AND DECEMBER 31, 2008
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	(UNAUDITED)
	2009	2008
ASSETS
Cash and due from banks	$29,933	$22,148
Federal funds sold	40,152	15,899
Securities available for sale	155,581	175,741
Loans held for sale	342	1,193
Loans	466,874	467,111
Allowance for loan losses	(8,587)	(8,544)
Net loans	458,287	458,567
Federal Home Loan Bank and Federal Reserve Bank stock	3,788	3,931
Premises and equipment, net	11,596	11,367
Real estate and other property acquired through foreclosure	981	1,056
Interest receivable	2,843	3,720
Goodwill	28,724	28,543
Other intangible assets	1,354	1,431
Other assets	560	869
Total assets	$734,141	$724,465

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits
Non-interest bearing	$106,092	$101,588
Time deposits, $100,000 and over	77,472	71,145
Other interest bearing	421,328	416,449
Total deposits	604,892	589,182
Federal funds purchased	77	-
Securities sold under agreements to repurchase	13,250	18,351
Federal Home Loan Bank advances	6,563	7,607
Other borrowed funds	15,078	15,560
Interest payable	984	1,054
Other liabilities	3,267	3,289
Total liabilities	644,111	635,043

Stockholders' equity
Preferred stock, no par value; 1,000,000 shares authorized;
none issued or outstanding	-	-
Common stock, no par value; 10,000,000 shares authorized;
6,392,772 shares issued and outstanding	2,264	2,264
Additional paid in capital	58,279	58,265
Retained earnings	27,872	27,346
Accumulated other comprehensive income	1,615	1,547
Total stockholders' equity	90,030	89,422
Total liabilities and stockholders' equity	$734,141	$724,465

See Accompanying Notes to Consolidated Financial Statements

Financial Statement Index
PREMIER FINANCIAL BANCORP, INC.
CONSOLIDATED STATEMENTS OF INCOME
THREE MONTHS ENDED MARCH 31, 2009 AND 2008
(UNAUDITED, DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Three Months Ended March 31,
	2009	2008
Interest income
Loans, including fees	$7,425	$6,553
Securities available for sale
Taxable	1,636	1,530
Tax-exempt	57	36
Federal funds sold and other	18	308
Total interest income	9,136	8,427

Interest expense
Deposits	2,353	2,588
Repurchase agreements and other	33	53
FHLB advances and other borrowings	192	192
Total interest expense	2,578	2,833

Net interest income	6,558	5,594
Provision for loan losses	102	(135)
Net interest income after provision for loan losses	6,456	5,729

Non-interest income
Service charges on deposit accounts	725	638
Electronic banking income	236	163
Secondary market mortgage income	83	161
Other	126	104
	1,170	1,066
Non-interest expenses
Salaries and employee benefits	2,794	2,225
Occupancy and equipment expenses	712	500
Outside data processing	755	584
Professional fees	341	179
Taxes, other than payroll, property and income	178	154
Write-downs, expenses, sales of other real estate owned, net	77	10
Amortization of intangibles	77	-
Supplies	108	82
Other expenses	722	388
	5,764	4,122
Income before income taxes	1,862	2,673
Provision for income taxes	633	899

Net income	$1,229	$1,774

Weighted average shares outstanding:
Basic	6,393	5,238
Diluted	6,393	5,253

Net income per share:
Basic	$0.19	$0.34
Diluted	0.19	0.34
See Accompanying Notes to Consolidated Financial Statements

Financial Statement Index
PREMIER FINANCIAL BANCORP, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
THREE MONTHS ENDED MARCH 31, 2009 AND 2008
(UNAUDITED, DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Three Months Ended March 31,
	2009	2008
Net income	$1,229	$1,774

Other comprehensive income:
Unrealized gains arising during the period	103	1,703
Reclassification of realized amount	-	-
Net change in unrealized gain (loss) on securities	103	1,703
Less tax impact	35	579
Other comprehensive income:	68	1,124

Comprehensive income	$1,297	$2,898

See Accompanying Notes to Consolidated Financial Statements

Financial Statement Index
PREMIER FINANCIAL BANCORP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
THREE MONTHS ENDED MARCH 31, 2009 AND 2008
(UNAUDITED, DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	2009	2008
Cash flows from operating activities
Net income	$1,229	$1,774
Adjustments to reconcile net income to net cash from operating activities
Depreciation	270	189
Provision for loan losses	102	(135)
Amortization (accretion), net	98	(7)
FHLB stock dividends	-	(33)
OREO writedowns (gains on sales), net	94	5
Stock compensation expense	14	26
Loans originated for sale	(4,213)	(7,020)
Secondary market loans sold	5,147	5,654
Secondary market income	(83)	(161)
Changes in :
Interest receivable	877	(83)
Other assets	93	(61)
Interest payable	(70)	(23)
Other liabilities	(22)	370
Net cash from operating activities	3,536	495

Cash flows from investing activities
Purchases of securities available for sale	(34,215)	(44,059)
Proceeds from maturities and calls of securities available for sale	54,428	21,970
Redemption of FRB and FHLB stock, (net of purchases)	143	9
Net change in federal funds sold	(24,253)	(5,270)
Net change in loans	15	10,483
Purchases of premises and equipment, net	(499)	(401)
Proceeds from sales of other real estate acquired through foreclosure	144	-
Net cash from investing activities	(4,237)	(17,268)

Cash flows from financing activities
Net change in deposits	15,739	15,246
Cash dividends paid	(703)	(524)
Net change in short-term Federal Home Loan Bank advances	(1,000)	-
Repayment of Federal Home Loan Bank advances	(44)	(45)
Repayment of other borrowed funds	(482)	(371)
Net change in federal funds purchased	77	(392)
Net change in agreements to repurchase securities	(5,101)	249
Net cash from financing activities	8,486	14,163

Net change in cash and cash equivalents	7,785	(2,610)

Cash and cash equivalents at beginning of period	22,148	22,365

Cash and cash equivalents at end of period	$29,933	$19,755

(continued)

Financial Statement Index
PREMIER FINANCIAL BANCORP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
THREE MONTHS ENDED MARCH 31, 2009 AND 2008
(UNAUDITED, DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	2009	2008
Supplemental disclosures of cash flow information:
Cash paid during period for interest	$2,648	$2,856

Loans transferred to real estate acquired through foreclosure	163	185

See Accompanying Notes to Consolidated Financial Statements

Financial Statement Index
PREMIER FINANCIAL BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED, DOLLARS IN TABLES IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE  1 - BASIS OF PRESENTATION

The consolidated financial statements include the accounts of Premier Financial Bancorp, Inc. (the Company) and its wholly owned subsidiaries:

				March 31, 2009
		Year	Total	Net Income
Subsidiary	Location	Acquired	Assets	Quarter
Citizens Deposit Bank & Trust	Vanceburg, Kentucky	1991	$125,069	$399
Farmers Deposit Bank	Eminence, Kentucky	1996	65,023	153
Ohio River Bank	Ironton, Ohio	1998	87,653	321
First Central Bank, Inc.	Philippi, West Virginia	1998	114,900	155
Boone County Bank, Inc.	Madison, West Virginia	1998	172,164	473
Traders Bank, Inc.	Ravenswood, West Virginia	2008	168,645	141
Mt. Vernon Financial Holdings, Inc.	Huntington, West Virginia	1999	300	(8)
Parent and Intercompany Eliminations			387	(405)
Consolidated Total			$734,141	$1,229

All significant intercompany transactions and balances have been eliminated.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (“FAS 141(R)”), which establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in an acquiree, including the recognition and measurement of goodwill acquired in a business combination.  FAS 141(R) is effective for fiscal years beginning on or after December 15, 2008.  Earlier adoption is prohibited.  There was no impact to the Company upon adoption of this standard, but the accounting for future business combinations will be different from prior practice.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interest in Consolidated Financial Statements, an amendment of ARB No. 51”  (“FAS 160”), which changes the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity within the consolidated balance sheets. FAS 160 is effective as of the beginning of the first fiscal year beginning on or after December 15, 2008.  Earlier adoption is prohibited. The Company currently does not have any noncontrolling interests in its subsidiaries and therefore the adoption of FAS 160 did not have a significant impact on its results of operations or financial position.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of SFAS No. 133” (“FAS 161”).  FAS 161 amends and expands the disclosure requirements of SFAS No. 133 for derivative instruments and hedging activities. FAS 161 requires qualitative disclosure about objectives and strategies for using derivative and hedging instruments, quantitative disclosures about fair value amounts of the instruments and gains and losses on such instruments, as well as disclosures about credit-risk features in derivative agreements. FAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company currently does not engage in hedging activities and therefore the adoption of this standard did not have a material effect on the Corporation’s financial statements or disclosure requirements.

Financial Statement Index
PREMIER FINANCIAL BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED, DOLLARS IN TABLES IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE  1 - BASIS OF PRESENTATION – continued

In February 2008, the FASB issued FASB Staff Position (FSP) SFAS No. 157-2, “Effective Date of FASB Statement No. 157.”  The Corporation adopted this FSP for non-financial assets and liabilities that are not recognized or disclosed at fair value in the financial statements, effective January 1, 2009.  The adoption of this FSP did not have a material impact on the Corporation’s financial statements or disclosure requirements.

In April 2009, the FASB issued FSP SFAS No. 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly.”  FSP SFAS No. 157-4 provides factors to determine whether there has been a significant decrease in the volume and level of activity for the asset or liability and circumstances that may indicate that a transaction is not orderly.  In those instances, adjustments to the transactions or quoted prices may be necessary to estimate fair value with SFAS No. 157.  This FSP does not apply to Level 1 inputs.  FSP SFAS No. 157-4 also requires additional disclosures, including inputs and valuation techniques used, and changes thereof, to measure the fair value.  FSP SFAS No. 157-4 is effective for interim and annual reporting periods ending after June 15, 2009.  Early adoption is permitted for periods ending after March 15, 2009.  This FSP amends SFAS No. 157 and supersedes FSP SFAS No. 157-3.  FSP SFAS No. 157-4 is not expected to have a material impact on the Corporation’s financial position or results of operation.

In April 2009, the FASB issued FSP SFAS No. 115-2 and SFAS No. 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments.”  FSP SFAS No. 115-2 and SFAS No. 124-2 applies to debt securities classified as available-for-sale and held-to-maturity and makes other-than-temporary impairment guidance more operational and improves related presentation and disclosure requirements.  This FSP requires that impairment losses related to credit losses will be included in earnings. Impairments related to other factors will be included in other comprehensive income, when management asserts it does not have the intent to sell the security and it is not more likely than not that it will have to sell the security before its recovery.

For debt securities held at the beginning of the interim period of adoption for which an other-than-temporary impairment was previously recognized, if the entity does not intend to sell and it is not more likely than not that it will be required to sell the security before recovery of its amortized cost basis, the entity will recognize the cumulative-effect adjustment, including related tax effects, to the beginning balance of retained earnings and corresponding adjustment to accumulated other comprehensive income.  FSP SFAS No. 115-2 and SFAS No. 124-2 is effective for interim and annual periods ending after June 15, 2009.  This FSP amends SFAS No. 115 and other related guidance.  Early adoption is permitted for periods ending after March 15, 2009.  This FSP amends SFAS No. 157 and supersedes FSP SFAS No. 157-3.   The adoption of these FSP’s is not expected to have a material impact on the Corporation’s financial statements.

Financial Statement Index
PREMIER FINANCIAL BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED, DOLLARS IN TABLES IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE  2 –SECURITIES

Amortized cost and fair value of investment securities, by category, at March 31, 2009 are summarized as follows:
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available for sale
U. S. Treasury securities	$1,495	$34	$-	$1,529
U. S. agency securities	72,882	581	(75)	73,388
Obligations of states and political subdivisions	7,563	96	(70)	7,589
Mortgage-backed securities of government sponsored agencies	71,062	2,019	(6)	73,075
Total available for sale	$153,002	$2,730	$(151)	$155,581

Amortized cost and fair value of investment securities, by category, at December 31, 2008 are summarized as follows:
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available for sale
U. S. Treasury securities	$1,494	$50	$-	$1,544
U. S. agency securities	96,154	1,018	(67)	97,105
Obligations of states and political subdivisions	7,065	75	(10)	7,130
Mortgage-backed securities of government sponsored agencies	68,553	1,479	(70)	69,962
Total available for sale	$173,266	$2,622	$(147)	$175,741

Securities with unrealized losses at March 31, 2009 aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position are as follows:

	Less than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss

U.S. agency securities	$18,539	$(75)	$-	$-	$18,539	$(75)
Obligations of states and political subdivisions	1,415	(70)	-	-	1,415	(70)
Mortgage-backed securities of government sponsored agencies	932	(6)	-	-	932	(6)

Total temporarily impaired	$20,886	$(151)	$-	$-	$20,886	$(151)

Financial Statement Index
PREMIER FINANCIAL BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED, DOLLARS IN TABLES IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE  2–SECURITIES - continued

Securities with unrealized losses at December 31, 2008 aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position are as follows:

	Less than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss

U.S. agency securities	$12,475	$(67)	$-	$-	$12,475	$(67)
Obligations of states and political subdivisions	871	(10)	-	-	871	(10)
Mortgage-backed securities of government sponsored agencies	5,714	(70)	-	-	5,714	(70)

Total temporarily impaired	$19,060	$(147)	$-	$-	$19,060	$(147)

The investment portfolio is predominately high quality interest-bearing bonds with defined maturity dates backed by the U.S. Government or Government sponsored agencies.  The unrealized losses at March 31, 2009 and December 31, 2008 are price changes resulting from changes in the interest rate environment and are not considered to be other than temporary declines in the value of the securities.  Their fair value is expected to recover as the bonds approach their maturity date and/or market conditions improve.

NOTE  3 – LOANS

Major classifications of loans at March 31, 2009 and December 31, 2008 are summarized as follows:
	2009	2008
Commercial, secured by real estate	$133,966	$133,742
Commercial, other	64,660	61,655
Real estate construction	25,690	26,182
Residential real estate	185,899	185,536
Agricultural	2,217	2,446
Consumer and home equity	49,001	51,793
Other	5,441	5,757
	$466,874	$467,111

Financial Statement Index
PREMIER FINANCIAL BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED, DOLLARS IN TABLES IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE  3 – LOANS - continued

The following table sets forth information with respect to the Company’s impaired loans at March 31, 2009 and December 31, 2008.
	2009	2008
Impaired loans at period end with an allowance	$10,981	$11,610
Impaired loan at period end with no allowance	-	-
Amount of allowance for loan losses allocated	1,989	2,208

The following table sets forth information with respect to the Company’s nonperforming loans at March 31, 2009 and December 31, 2008.
	2009	2008
Non-accrual loans	$7,377	$6,943
Accruing loans which are contractually past due 90 days or more	702	625
Restructured loans	1,410	1,203
Total	$9,489	$8,771

NOTE  4 – ALLOWANCE FOR LOAN LOSSES

Changes in the allowance for loan losses for the three months ended March 31, 2009 and 2008 are as follows:
	Three Months Ended
	March 31,
	2009	2008
Balance, beginning of period	$8,544	$6,497
Gross charge-offs	(165)	(79)
Recoveries	106	124
Provision for loan losses	102	(135)
Balance, end of period	$8,587	$6,407

Financial Statement Index
PREMIER FINANCIAL BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED, DOLLARS IN TABLES IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE  5 – FEDERAL HOME LOAN BANK ADVANCES

The Banks own stock of the Federal Home Loan Bank (FHLB) of Cincinnati, Ohio and the FHLB of Pittsburgh, Pennsylvainia. This stock allows the Banks to borrow advances from the FHLB.

Advances from the FHLB at March 31, 2009 and December 31, 2008 were as follows:

	2009	2008
Payments due at maturity in May 2010, fixed rate at rates from 6.25% to 6.64%, averaging 6.45%	$4,000	$4,000
Payments due monthly with maturities from November 2011 to July 2012, fixed rates from 4.10% to 4.40%, averaging 4.26%	563	607
Overnight borrowed funds	2,000	3,000
	$6,563	$7,607

Advances are secured by the FHLB stock, certain pledged investment securities and substantially all single family first mortgage loans of the participating Banks.  Scheduled principal payments due on advances during the five years subsequent to March 31, 2009 are as follows:

2009 (remaining nine months)	$2,134
2010	4,186
2011	186
2012	57
2013	-
Thereafter	-
$6,563

Financial Statement Index
PREMIER FINANCIAL BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED, DOLLARS IN TABLES IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE  6 - STOCKHOLDERS’ EQUITY AND REGULATORY MATTERS

The Company’s principal source of funds for dividend payments to shareholders is dividends received from the subsidiary Banks.  Banking regulations limit the amount of dividends that may be paid without prior approval of regulatory agencies.  Under these regulations, the amount of dividends that may be paid in any calendar year is limited to the current year’s net profits, as defined, combined with the retained net profits of the preceding two years, subject to the capital requirements and additional restrictions as discussed below.  During 2009 the Banks could, without prior approval, declare dividends of approximately $2.4 million plus any 2009 net profits retained to the date of the dividend declaration.

The Company and the subsidiary Banks are subject to various regulatory capital requirements administered by the federal banking agencies.  Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Banks must meet specific guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices.

These quantitative measures established by regulation to ensure capital adequacy require the Company and Banks to maintain minimum amounts and ratios (set forth in the following table) of Total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of March 31, 2009, that the Company and the Banks meet all quantitative capital adequacy requirements to which they are subject.

Shown below is a summary of regulatory capital ratios for the Company:
	Mar 31, 2009	December 31, 2008	Regulatory Minimum Requirements	To Be Considered Well Capitalized
Tier I Capital (to Risk-Weighted Assets)	14.0%	14.0%	4.0%	6.0%
Total Capital (to Risk-Weighted Assets)	15.3%	15.3%	8.0%	10.0%
Tier I Capital (to Average Assets)	8.7%	8.7%	4.0%	5.0%

As of March 31, 2009, the most recent notification from the FRB categorized the Company and its subsidiary Banks as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Company must maintain minimum Total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the preceding table.  There are no conditions or events since that notification that management believes have changed the Company’s category.

Financial Statement Index
PREMIER FINANCIAL BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED, DOLLARS IN TABLES IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE  7 – STOCK COMPENSATION EXPENSE

From time to time the Company grants stock options to its employees.  The Company accounts for these option grants using SFAS No. 123R, “Share-Based Payments,” which establishes accounting requirements for share-based compensation to employees.  Under SFAS 123R, the Company estimates the fair value of the options at the time they are granted to employees and expenses that fair value over the vesting period of the option grant.

On February 18, 2009, 47,100 incentive stock options were granted out of the 2002 Plan at an exercise price of $6.55.  These options vest in three equal annual installments ending on February 18, 2012.   February 20, 2008, 45,300 incentive stock options were granted out of the 2002 Plan at an exercise price of $12.92, the closing market price of Premier on the grant date.  These options vest in three equal annual installments ending on February 20, 2011.  On January 17, 2007, 37,000 incentive stock options were granted out of the 2002 Plan at an exercise price of $14.22.  These options vest in three equal annual installments ending on January 17, 2010.  On February 15, 2006, 35,250 incentive stock options were granted out of the 2002 Plan at an exercise price of $16.00.  These options vested in three equal annual installments and were fully vested on February 15, 2009.

The fair value of the Company's employee stock options granted is estimated at the date of grant using the Black-Scholes option-pricing model. This model requires the input of highly subjective assumptions, changes to which can materially affect the fair value estimate. Additionally, there may be other factors that would otherwise have a significant effect on the value of employee stock options granted but are not considered by the model. The assumptions used in the Black-Scholes option-pricing model are as follows

	2009	2008	2007
Risk-free interest rate	2.74%	3.50%	4.78%
Expected option life (yrs)	10.00	7.00	5.00
Expected stock price volatility	19.26%	23.00%	25.00%
Dividend yield	6.72%	3.10%	1.41%
Weighted average fair value of options granted during the year	$0.37	$2.55	$3.81

The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield in effect at the time of the grant.  The expected option life was estimated since there has been little option exercise history.  The expected stock price volatility is based on historical volatilities of the Company’s common stock.  The estimated dividend yield is the dividend yield at the time of the option grant.

Financial Statement Index
PREMIER FINANCIAL BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED, DOLLARS IN TABLES IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE  7 – STOCK COMPENSATION EXPENSE - continued

Compensation expense of $14,000 was recorded for the first three months of 2009 while $26,000 was recorded for the first three months of 2008.  Stock-based compensation expense is recognized ratably over the requisite service period for all awards. Unrecognized stock-based compensation expense related to stock options totaled $63,000 at March 31, 2009. This unrecognized expense is expected to be recognized over the next 34 months based on the vesting periods of the options.

A summary of the Company’s stock option activity and related information is presented below for the three months ended March 31:

	- - - - - - - 2009 - - - - - - - -		- - - - - - - 2008 - - - - - - - -
		Weighted Average Exercise		Weighted Average Exercise
	Options	Price	Options	Price
Outstanding at beginning of year	181,916	$12.47	150,249	$12.65
Grants	47,100	6.55	45,300	12.92
Exercises	-	-	-	-
Forfeitures or expired	(11,567)	12.01	-	-
Outstanding at March 31,	217,449	$8.68	195,549	$12.71

Exercisable at March 31,	131,631		117,433
Weighted average remaining life of options outstanding	5.7		7.4
Weighted average fair value of options granted during the year	$0.37		$2.55

Additional information regarding stock options outstanding and exercisable at March 31, 2009, is provided in the following table:

	- - - - - - - - Outstanding - - - - - - - -			- - - - - - - - Currently Exercisable - - - - - - - -
Range of Exercise Prices	Number	Weighted Average Exercise Price	Aggregate Intrinsic Value	Number	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Aggregate Intrinsic Value

$6.50 to $10.00	85,516	$7.52	$-	38,416	4.4	$8.70	$-
$10.01 to $12.50	29,333	11.62	-	29,333	5.8	11.62	-
$12.51 to $15.00	73,600	13.47	-	34,882	8.2	13.69	-
$15.01 to $17.50	29,000	16.00	-	29,000	6.9	16.00	-
Outstanding - Mar 31, 2009	214,449	11.22	$-	131,631	6.3	12.28	$-

Financial Statement Index
PREMIER FINANCIAL BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED, DOLLARS IN TABLES IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE  8 – FAIR VALUE

Financial Accounting Standards Board (FASB) Statement 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Statement 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

When possible, the Company looks to active and observable markets to price identical assets or liabilities. When identical assets and liabilities are not traded in active markets, the Company looks to observable market data for similar assets and liabilities. However, certain assets and liabilities are not traded in observable markets and the Company must use other valuation methods to develop a fair value.

Premier’s reported fair values of securities available for sale are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs) or matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities, but rather by relying on the securities’ relationship to other benchmark quoted securities (Level 2 inputs).  The fair value of impaired loans is based on the fair value of the underlying collateral, which is estimated through third party appraisals or internal estimates of collateral values (Level 3 inputs).

Assets and Liabilities Measured on a Recurring Basis

Assets and liabilities measured at fair value on a recurring basis are summarized below:

		Fair Value Measurements at March 31, 2009 Using
	March 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Available for sale securities	$155,581	$-	$155,581	$-

Financial Statement Index
PREMIER FINANCIAL BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED, DOLLARS IN TABLES IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE  8 – FAIR VALUE - continued

		Fair Value Measurements at December 31, 2008 Using
	Dec. 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Available for sale securities	$175,741	$-	$175,741	$-

Assets and Liabilities Measured on a Non-Recurring Basis

Assets and liabilities measured at fair value on a non-recurring basis are summarized below:

		Fair Value Measurements at March 31, 2009 Using
	March 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Impaired Loans	$8,992	$-	$-	$8,992

		Fair Value Measurements at December 31, 2008 Using
	Dec 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Impaired Loans	$9,402	$-	$-	$9,402

Impaired loans, which are measured for impairment using the fair value of the collateral for collateral dependent loans, had a carrying amount of $10,981,000 at March 31, 2009 with a valuation allowance of $1,989,000 and a carrying amount of $11,610,000 at December 31, 2008 with a valuation allowance of $2,208,000, resulting in a negative provision for loan losses of $219,000 for the period.

Financial Statement Index
PREMIER FINANCIAL BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED, DOLLARS IN TABLES IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE  9 – SUBSEQUENT EVENTS

On April 21, 2009, Premier received preliminary approval for the sale of up to $24.1 million of preferred stock and related common warrants under the U.S. Treasury Department’s Capital Purchase Program.  This approval is subject to satisfaction of standard closing conditions and the execution of definitive agreements and closing documents.  The amount is subject to change based upon confirmation by the U.S. Treasury Department of Premier’s eligible risk-weighted assets as of the latest calendar quarter prior to closing.  Issuance of Premier Preferred Stock Pursuant the U.S. Treasury Department’s Capital Purchase Program is a condition precedent to completing the acquisition of Abigail Adams National Bancorp announced on December 31, 2008.

Under the Capital Purchase Program, which is part of the Emergency Economic Stabilization Act, the Treasury Department has agreed to buy preferred stock and related common warrants in qualifying U.S. controlled banks, savings associations, and certain bank and savings and loan holding companies engaged only in financial activities.

Financial Statement Index

ABIGAIL ADAMS NATIONAL BANCORP, INC.

CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008, 2007, and 2006

Financial Statement Index

McGladrey & Pullen, LLP

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Abigail Adams National Bancorp, Inc.

We have audited the accompanying consolidated balance sheets of Abigail Adams National Bancorp, Inc. and subsidiaries (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2008.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Abigail Adams National Bancorp, Inc. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, “Fair Value Measurements.”

We were not engaged to examine management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008 included in the accompanying Management’s Report on Internal Control Over Financial Reporting and, accordingly, we do not express an opinion thereon.

Frederick, Maryland
April 15, 2009

Financial Statement Index

ABIGAIL ADAMS NATIONAL BANCORP, INC. AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, 2008 and 2007
(Dollars in thousands)

	2008	2007
Assets
Cash and due from banks	$14,166	$15,567
Federal funds sold	6,722	12,816
Interest-earning deposits in other banks	2,659	20,380
Total cash and cash equivalents	23,547	48,763

Investment securities available for sale, at fair value	62,814	66,392
Investment securities held to maturity, at amortized cost (market values of $3,226 and $13,269 for 2008 and 2007, respectively)	3,175	13,309
Loans	324,764	307,483
Less: allowance for loan losses	(12,514)	(4,202)
Loans, net	312,250	303,281
Premises and equipment, net	4,994	4,985
Other assets	16,901	9,145
Total assets	$423,681	$445,875

Liabilities and Stockholders' Equity
Liabilities:
Deposits
Noninterest-bearing deposits	$67,193	$74,833
Interest-bearing deposits	279,768	312,109
Total deposits	346,961	386,942
Short-term borrowings	24,477	8,494
Long-term debt	26,132	15,120
Other liabilities	1,830	3,880
Total liabilities	399,400	414,436
Commitments and contingencies (Notes 10, 12 and 14)
Stockholders' equity:
Common stock, $0.01 par value, authorized 5,000,000 shares; issued 3,492,633 shares in 2008 and 3,491,633 shares in 2007; outstanding 3,463,569 shares in 2008 and 3,462,569 shares in 2007	35	35
Additional paid-in capital	25,132	25,127
Retained earnings	551	7,196
Treasury stock, 29,064 shares in 2008 and 2007, at cost	(255)	(255)
Accumulated other comprehensive loss	(1,182)	(664)
Total stockholders’ equity	24,281	31,439
Total liabilities and stockholders’ equity	$423,681	$445,875

See Notes to Consolidated Financial Statements

Financial Statement Index

ABIGAIL ADAMS NATIONAL BANCORP, INC. AND SUBSIDIARIES
Consolidated Statements of Operations
Years Ended December 31, 2008, 2007 and 2006
(Dollars in thousands except per share data)

	2008	2007	2006
Interest Income
Interest and fees on loans	$21,238	$25,044	$22,558
Interest and dividends on investment securities – taxable	3,705	3,408	3,012
Other interest income	359	1,799	575
Total interest income	25,302	30,251	26,145

Interest Expense
Interest on deposits	8,638	12,672	8,010
Interest on short-term borrowings	372	144	765
Interest on long-term debt	791	783	633
Total interest expense	9,801	13,599	9,408
Net interest income	15,501	16,652	16,737
Provision (credit) for loan losses	11,822	260	(232)
Net interest income after provision (credit) for loan losses	3,679	16,392	16,969

Noninterest Income
Service charges on deposit accounts	1,360	1,387	1,367
Other-than-temporary impairment of available for sale securities	(655)	--	--
Other income	261	238	763
Total noninterest income	966	1,625	2,130

Noninterest Expense
Salaries and employee benefits	6,801	6,692	6,650
Occupancy and equipment expense	2,366	2,289	2,235
Professional fees	1,138	696	555
Data processing fees	843	971	946
Other operating expense	3,401	3,214	2,721
Total noninterest expense	14,549	13,862	13,107
(Loss) income before provision for income taxes	(9,904)	4,155	5,992
Income tax (benefit) provision	(4,125)	1,096	2,296
Net (loss) income	$(5,779)	$3,059	$3,696
(Loss) Earnings per Share:
Basic and diluted	$(1.67)	$0.88	$1.07

See Notes to Consolidated Financial Statements

Financial Statement Index

ABIGAIL ADAMS NATIONAL BANCORP, INC. AND SUBSIDIARIES
Consolidated Statements of Changes in Stockholders' Equity
Years Ended December 31, 2008, 2007 and 2006

(Dollars in thousands except per share data)	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total
Balance at December 31, 2005	$35	$24,865	$3,903	$(98)	$(652)	$28,053
Comprehensive income:
Net income	--	--	3,696	--	--	3,696
Unrealized gains during the period of $152 on investment securities available for sale, net of tax expense of $69	--	--	--	--	83	83
Unrealized net actuarial losses during the period of ($99) on pension plan, net of tax benefit of ($34)	--	--	--	--	(65)	(65)
Total comprehensive income						3,714
Acquisition and issuance of shares for ESOP	--	--	--	(112)	--	(112)
Retired shares	--	(12)	--	--	--	(12)
Dividends declared ($0.50 per share)	--	--	(1,731)	--	--	(1,731)
Final purchase price adjustments related to Consolidated Bank and Trust acquisition	--	270	--	--	--	270
Balance at December 31, 2006	$35	$25,123	$5,868	$(210)	$(634)	$30,182
Comprehensive income:
Net income	--	--	3,059	--	--	3,059
Unrealized losses during the period of ($336) on investment securities available for sale, net of tax benefit of ($147)	--	--	--	--	(189)	(189)
Unrealized net actuarial gain during the period of $241 on pension plan, net of tax expense of $82	--	--	--	--	159	159
Total comprehensive income						3,029
Issuance of shares under stock option program	--	4	--	--	--	4
Acquisition and issuance of shares for ESOP	--	--	--	(45)	--	(45)
Dividends declared ($0.50 per share)	--	--	(1,731)	--	--	(1,731)
Balance at December 31, 2007	$35	$25,127	$7,196	$(255)	$(664)	$31,439
Comprehensive loss:
Net loss	--	--	(5,779)	--	--	(5,779)
Unrealized losses during the period of ($363) on investment securities available for sale and a tax benefit decrease of ($126)	--	--	--	--	(489)	(489)
Reclassification adjustment for settlement loss of $43 during the period on pension plan termination recognized in loss, net of tax benefit of $14	--	--	--	--	(29)	(29)
Total comprehensive loss						(6,297)
Issuance of shares under stock option program	--	5	--	--	--	5
Dividends declared at $0.25 per share	--	--	(866)	--	--	(866)
Balance at December 31, 2008	$35	$25,132	$551	$(255)	$(1,182)	$24,281

See Notes to Consolidated Financial Statements

Financial Statement Index

ABIGAIL ADAMS NATIONAL BANCORP, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years Ended December 31, 2008, 2007 and 2006
(In thousands)
	2008	2007	2006
Cash flows from operating activities:
Net (loss) income	$(5,779)	$3,059	$3,696
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Provision (credit) for loan losses	11,822	260	(232)
Depreciation	611	589	541
Accretion and amortization of deferred loan fees and costs, net	113	(21)	(560)
Accretion and amortization of purchase accounting adjustments, net	(107)	(102)	(34)
Gain on sale of guaranteed portion of SBA loans	(39)	(43)	(386)
Net premium amortization (discount accretion) on investment securities	20	2	(185)
Other-than-temporary impairment of available for sale securities	655	--	--
Other real estate owned valuation adjustment	131	--	--
Loss on the sale of foreclosed and other assets	19	29	--
Deferred income tax benefits	(3,697)	(732)	(91)
Increase in other assets	(693)	(144)	(301)
Contribution to pension plan	--	--	(700)
(Decrease) increase in other liabilities	(2,050)	1,056	190
Net cash provided by operating activities	1,006	3,953	1,938

Cash flows from investing activities:
Proceeds from maturities of investment securities held to maturity	11,500	4,000	1,000
Proceeds from maturities of investment securities available for sale	46,615	16,500	11,780
Proceeds from repayment of mortgage-backed securities held to maturity	642	418	227
Proceeds from repayment of mortgage-backed securities available for sale	1,805	1,062	822
Proceeds from the sale of foreclosed and other assets	264	282	--
Purchase of investment securities held to maturity	(2,011)	(3,734)	(1,455)
Purchase of investment securities available for sale	(45,876)	(35,218)	(4,995)
Purchase of FHLB and FRB stock	(18,456)	(1,534)	(2,532)
Redemption of FHLB stock	17,689	892	2,760
Net increase in loans	(23,250)	(1,279)	(58,667)
Purchase of collateral and build out cost on foreclosed assets	(676)	--	--
Purchase of premises and equipment, net	(621)	(670)	(700)
Net cash used in investing activities	(12,375)	(19,281)	(51,760)

Cash flows from financing activities:
Net (decrease) increase in transaction and savings deposits	(43,203)	4,977	(524)
Net increase in time deposits	3,222	18,375	72,018
Net increase (decrease) in short-term borrowings	15,983	6,116	(5,878)
Proceeds from long-term debt	16,132	10,000	--
Repayment of long-term debt	(5,120)	(1,168)	(4,925)
Proceeds from issuance of common stock for stock option programs	5	4	--
Retired common stock	--	--	(12)
Purchased treasury stock	--	(45)	(112)
Cash dividends paid to common stockholders	(866)	(1,731)	(1,731)
Net cash (used) provided by financing activities	(13,847)	36,528	58,836
Net (decrease) increase in cash and cash equivalents	(25,216)	21,200	9,014
Cash and cash equivalents at beginning of year	48,763	27,563	18,549
Cash and cash equivalents at end of year	$23,547	$48,763	$27,563

Financial Statement Index

ABIGAIL ADAMS NATIONAL BANCORP, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years Ended December 31, 2008, 2007 and 2006
(In thousands)
	2008	2007	2006
Supplemental disclosures:
Interest paid on deposits and borrowings	$11,064	$13,279	$8,727
Income taxes paid	1,078	1,662	2,203
Non-cash transfer of loans to foreclosed assets	2,406	1,410	--

See Notes to Consolidated Financial Statements

Financial Statement Index

ABIGAIL ADAMS NATIONAL BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 1   Summary of Significant Accounting Policies
Abigail Adams National Bancorp, Inc. (the “Company”) is a two-bank holding company that provides its customers with banking and non-banking financial services through its principal wholly-owned subsidiaries, The Adams National Bank (“ANB”) and Consolidated Bank and Trust (“CB&T”) and together the “Banks”. The Banks offer various loan, deposit, and other financial service products to their customers. The Banks’ customers include individuals, not-for-profit, and commercial enterprises. Their principal market areas encompass the cities of Washington, D.C., Richmond and Hampton, Virginia, and their surrounding metropolitan areas.

The Company prepares its consolidated financial statements on the accrual basis and in conformity with accounting principles generally accepted in the United States of America. The more significant accounting policies are explained below.  As used herein, the term the Company includes the Banks, unless the context otherwise requires.

(a) Principles of Consolidation
The consolidated financial statements include the accounts of the Company and the Banks. All significant intercompany accounts and transactions have been eliminated in consolidation.

(b) Cash and Cash Equivalents
The Company has defined cash and cash equivalents as those amounts included in “Cash and due from banks,” “Federal funds sold,” and “Interest-earning deposits in other banks.” Federal funds sold generally mature in one day. Cash flows from loans and deposits are reported net. The Company maintains amounts due from banks and Federal funds sold which, at times, may exceed Federally insured limits. The Company has not experienced any losses from such concentrations.

(c) Securities
Management determines the appropriate classification of securities at the time of purchase.  Securities which the Company has the ability and the intent to hold until maturity are classified as investment securities held to maturity and are reported at amortized cost. Investment securities which are not classified as held to maturity or trading account assets are classified as available for sale and are reported at fair value with unrealized gains and losses reported in accumulated other comprehensive income (loss). Unrealized gains and losses reflect the difference between fair market value and amortized cost of the individual securities as of the reporting date. The market value of securities is generally based on quoted market prices or dealer quotes. The Company does not maintain a trading account. Declines in the fair value of held to maturity and available for sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.  Gains and losses on the sale of securities are recorded on the trade date and are

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determined using the specific identification method. Premiums and discounts are amortized using a method which approximates the effective interest method over the term of the security.

The investment securities portfolio is evaluated for other-than-temporary impairment (“OTTI”) by segregating the portfolio into two general segments and applying the appropriate OTTI model. Investment securities classified as available for sale or held-to-maturity are generally evaluated for OTTI under Statement of Financial Accounting Standards (“SFAS”) No. 115, Accounting for Certain Investments in Debt and Equity Securities.  However, certain purchased beneficial interests, including non-agency mortgage-backed securities, asset-backed securities, and collateralized debt obligations, that had credit ratings at the time of purchase of below AA are evaluated using the model outlined in EITF Issue No. 99-20, Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests that Continue to be Held by a Transfer in Securitized Financial Assets.  Securities determined to not have OTTI under EITF 99-20 are required to be evaluated using the guidance of SFAS No. 115.

In determining other than temporary losses under the SFAS No. 115 model, management considers many factors, including: (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, (3) whether the market decline was affected by macroeconomic conditions, and (4) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. The assessment of whether an other-than-temporary decline exists involves a high degree of subjectivity and judgment and is based on the information available to management at a point in time.

The second segment of the portfolio uses the OTTI guidance provided by EITF 99-20 that is specific to purchased beneficial interests that, on the purchase date, were rated below AA or those purchased at a significant premium (generally 10% or more) which might result in the Company not recovering substantially all of its investment. Under the EITF 99-20 model, the Company compares the present value of the remaining cash flows as estimated at the purchase date to the current expected remaining cash flows. An OTTI is deemed to have occurred if there has been an adverse change in the remaining expected future cash flows.

After a debt security classified as available for sale has been written down for other-than-temporary impairment, the Company accretes the resulting discount over the remaining life of the debt security based on the amount and timing of future estimated cash flows. In each period subsequent to the write-down, an unrealized holding gain or loss is determined by comparing the available for sale security’s fair value with its new amortized cost basis. Any recovery in fair value is recorded in earnings when the security is sold.

(d) Loans
The Company originates commercial, commercial real estate and consumer loans in the Washington D.C. and Richmond and Hampton, Virginia metropolitan areas. Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are stated at the amount of unpaid principal, adjusted for deferred loan fees and origination costs, and reduced by an allowance for loan losses. Interest income is accrued

Financial Statement Index

on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

The accrual of interest is discontinued at the time a loan becomes 90 days delinquent, unless the credit is well-secured and in the process of collection. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. All interest accrued but not collected for loans placed on nonaccrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for the return to accrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

(e) Allowance for Loan Losses
The allowance for loan losses, a material estimate susceptible to significant change in the near-term, is maintained at a level that management determines is adequate to absorb inherent losses in the loan portfolio. The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Banks’ allowance for loan losses and may require the Banks to make changes to the allowance based on their judgments about information available to them at the time of their examinations.

The allowance for loan losses is established through a provision for loan losses charged to operating expense. Loans are charged against the allowance for loan losses, when management believes that collectibility of the principal is unlikely. Subsequent recoveries, if any, are credited to the allowance.

A loan is impaired when it is probable, based upon current information and events, the Company will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement. Impaired loans are valued based on the fair value of the related collateral, if the loans are collateral dependent. For all other impaired loans, the specific reserves approximate the present values of expected future cash flows discounted at the loan’s effective interest rate. The amount of the impairment, if any, and any subsequent changes are included in the allowance for loan losses.

The allowance consists of specific, general and unallocated components. The specific component relates to loans identified for impairment testing and generally meeting the Company’s internal criteria for classification such as doubtful, substandard or special mention. For such loans that are classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified

Financial Statement Index

loans and those loans classified as not impaired and is based on historical loss experience adjusted for qualitative factors. These factors consider changes in nonperforming and past-due loans, concentrations of loans to specific borrowers and industries, general and regional economic conditions, as well as other factors existing at the determination date. The qualitative factors are subjective and require a high degree of management judgment. An unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

(f) Loan Origination Fees and Costs
Loan origination fees, net of costs directly attributable to loan originations, are deferred and recognized over the estimated lives of the loans using the interest method as an adjustment to the related loan’s yield. Deferred fees and costs are not amortized during periods in which interest income is not being recognized because of concerns about the realization of loan principal or interest.

(g) Foreclosed Assets
Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value less cost to sell at the date of foreclosure, establishing a new cost basis.  Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell.  Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets. Foreclosed assets net of a valuation allowance totaled $4.1 million at December 31, 2008 and $1.4 million at December 31, 2007.

(h) Transfers of Financial Assets
Transfers of financial assets are accounted for as sales when control over the assets has been surrendered.  Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right to pledge or exchange the transferred assets and no condition both constrains the transferee from taking advantage of that right and provides more than a trivial benefit for the transferor, and (3) the transferor does not maintain effective control over the transferred assets through either (a) an agreement that both entitles and obligates the transferor to repurchase or redeem the assets before maturity or (b) the ability to unilaterally cause the holder to return specific assets, other than through a cleanup call.

(i) Premises and Equipment
Premises and equipment are carried at cost less accumulated depreciation and include additions that materially extend the useful lives of existing premises and equipment. All other maintenance and repair expenditures are expensed as incurred. Depreciation of equipment is computed using the estimated useful lives of the respective assets on the straight-line basis. Amortization of leasehold improvements is amortized on a straight-line basis over the estimated useful lives of the respective assets or the terms of the respective leases, whichever is shorter.

Financial Statement Index

(j) Impairment of Assets
Long-lived assets, which are held and used by the Company, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  If impairment is indicated by that review, the asset is written down to its estimated fair value through a charge to noninterest expense.

(k) Federal Home Loan Bank Stock
The Banks, as members of the Federal Home Loan Bank (FHLB) system, are required to maintain an investment in capital stock of the FHLB in an amount equal to the greater of 1% of their outstanding home loans or 5% of advances from the FHLB.  No ready market exists for the FHLB stock, and it has no quoted market value.  The FHLB stock is included in other assets and is carried at cost which equals the redemption value.  At December 31, 2008, ANB owned 18,462 shares recorded at a cost of $1,846,200 and CB&T owned 1,597 shares recorded at a cost of $159,700.  The Company views its investment in the FHLB stock as a long-term investment.  Accordingly, when evaluating for impairment, the value is determined based on the ultimate recovery of the par value rather than recognizing temporary declines in value.  The determination of whether a decline affects the ultimate recovery is influenced by criteria such as: 1) the significance of the decline in net assets of the Atlanta FHLB as compared to the capital stock amount and length of time a decline has persisted; 2) impact of legislative and regulatory changes on the Atlanta FHLB and 3) the liquidity position of the Atlanta FHLB.  At December 31, 2008 and 2007, the Atlanta FHLB had retained earnings of $434.9 million and $468.8 million, respectively.  The Atlanta FHLB did not pay dividends in the fourth quarter of 2008 primarily because of an other-than-temporary impairment loss of $186.1 million on their MBS portfolio. They expect to make future dividend determinations at each quarter end after quarterly results are known.  The Atlanta FHLB was in compliance with the Finance Agency’s regulatory capital rules and requirements at December 31, 2008 and we did not consider our investment in FHLB stock to be impaired as of this date.

(l) Earnings (Loss) Per Share
Basic earnings per share computations are based upon the weighted average number of shares outstanding during the periods. Diluted earnings per share computations in 2007 and 2006 were determined using the treasury stock method and based upon the weighted average number of shares outstanding during the period plus the dilutive effect of outstanding stock options. The following table provides a reconciliation of the number of shares between the computation of basic EPS and diluted EPS for the periods ended December 31, 2007 and 2006.  For the period ending December 31, 2008, the dilutive effects of options are excluded from the computation of the loss per share because the inclusion is antidilutive.

	2008	2007	2006
Weighted average shares	3,463,323	3,462,274	3,462,126
Effect of dilutive stock options	--	3,684	3,950
Dilutive potential average common shares	3,463,323	3,465,958	3,466,076

(m) Stock-Based Compensation Plans
The Company accounts for its stock-based compensation awards in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 123R, Share-Based Payment (“Statement 123R”). Statement 123R requires public companies to recognize compensation expense related to stock-based

Financial Statement Index

compensation awards over the period during which an employee is required to provide service for the award. Compensation expense is equal to the fair value of the award, net of estimated forfeitures, and is recognized over the vesting period of such awards. For additional information on the Company’s stock-based compensation, see Note 17 to the consolidated financial statements.

(n) Comprehensive Income
Accounting principles generally require that recognized revenue, expenses, gains, and losses be included in income.  Certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities or pension plan unfunded liabilities, are reported as a separate component of the equity section of the balance sheet.  Such items, along with net income, are components of comprehensive income.

(o) Risks and Uncertainties
The Company is subject to competition from other financial institutions, and is also subject to the regulations of certain Federal agencies and undergoes periodic examination by those regulatory authorities.

Most of the Company’s activities are with customers located within Washington, DC, Richmond, Virginia and their surrounding metropolitan areas.  Note 6 discusses the types of securities in which the Company invests.  Note 7 discusses the types of lending in which the Company engages.  The Company does not have any significant concentrations to any one industry or customer.

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, as of the date of the balance sheet and revenues and expenses for the reporting period. Actual results could differ significantly from these estimates.

Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses, the valuation of deferred tax assets, the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans, the determination of other-than-temporary impairment for securities, and the fair value disclosures of financial instruments. In connection with the determination of the allowances for loan losses and other real estate owned, management periodically obtains independent appraisals for significant properties owned or serving as collateral for loans.

(p) Income Taxes
The Company records a provision for income taxes based upon the amounts of current taxes payable (or refundable) and the change in net deferred tax assets or liabilities during the year. Deferred tax assets and liabilities are recognized for the tax effects of differing carrying values of assets and liabilities for tax and financial statement reporting purposes that will reverse in future periods. Deferred tax assets and liabilities are included in the consolidated financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.  It is the Company’s policy to recognize interest and penalties related to unrecognized tax liabilities within noninterest expense in the statements of operations.

Financial Statement Index

As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.  It is the Company’s policy to recognize interest and penalties related to unrecognized tax liabilities within noninterest expense in the statements of operations.

(q) Fair Value
Effective January 1, 2008, the Company adopted SFAS 157, Fair Value Measurements, which provides a framework for measuring fair value under generally accepted accounting principles.  SFAS 157 applies to all financial instruments that are being measured and reported on a fair value basis. The Company also adopted SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities, on January 1, 2008.  SFAS 159 allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement of certain financial assets on a contract-by-contract basis.  SFAS 159 requires that the difference between the carrying value before election of the fair value option and the fair value of these instruments be recorded as an adjustment to beginning retained earnings in the period of adoption.  The Company presently elected not to report any of its existing financial assets or liabilities at fair value and consequently did not have any adoption related adjustments.

For additional information on the fair value of financial instruments, see Note 20 to the Consolidated Financial Statements.

(r) Recent Accounting Pronouncements
SFAS Statement No. 157, Fair Value Measurements, became effective for fiscal years beginning after November 15, 2007. However, the Financial Accounting Standards Board (“FASB”) has deferred the effective date in SFAS 157 for nonfinancial assets and nonfinancial liabilities (except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis - at least annually) with the issuance of FASB Staff Position (“FSP”) FAS 157-2, Effective Date of FASB Statement No. 157, to fiscal years beginning after November 15, 2008. This deferral does not apply to entities that have issued interim or annual financial statements that include application of the measurement and disclosure provisions of Statement 157. This FSP lists examples of items for which deferral would apply, including nonfinancial assets and nonfinancial liabilities initially measured at fair value in a business combination or other new basis event, but not measured at fair value in subsequent periods (nonrecurring fair value measures). Financial Assets and Financial Liabilities are defined in FASB Statement No. 107, Disclosures About Fair Value of Financial Instruments. The Company does not expect that adoption of the FSP will have a material impact on its financial condition or results of operations.

FSP 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active, was issued on October 10, 2008, and became effective upon issuance. This FSP applies to financial assets within the scope of accounting pronouncements that require or permit fair value measurements in accordance with Statement 157 and clarifies the application of Statement 157 in a market that is not active. This FSP was effective upon issuance, including prior periods for which

Financial Statement Index

financial statements have not been issued. Revisions resulting from a change in the valuation technique or its application are accounted for as a change in accounting estimate (FASB Statement No. 154, Accounting Changes and Error Corrections). The disclosure provisions of Statement 154 for a change in accounting estimate are not required for revisions resulting from a change in valuation technique or its application. The adoption of this FSP did not have a material impact on the Company’s financial condition or results of operations.

FSP No. EITF 99-20-1 amends the impairment guidance in EITF Issue No. 99-20, Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets, to achieve more consistent determination of whether an other-than-temporary impairment has occurred. The FSP also retains and emphasizes the objective of an other-than-temporary impairment assessment and the related disclosure requirements in FASB statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, and other related guidance. The objective of an other-than-temporary impairment analysis is to determine whether it is probable that the holder will realize some portion of the unrealized loss on an impaired security. U.S. GAAP indicates that the holder may ultimately realize the unrealized loss on the impaired security because, for example, (a) it is probable that the holder will not collect all of the contractual or estimated cash flows, considering both the timing and amount or (b) the holder lacks the intent and ability to hold the security to recovery. In making its other-than-temporary impairment assessment, the holder should consider all available information relevant to the ability to collect the security, including information about past events, current conditions, and the value of underlying collateral. The EITF is effective for interim and annual reporting periods ending after December 15, 2008, and shall be applied prospectively. Retrospective application to a prior interim or annual reporting period is not permitted. The Company evaluates securities for other-than-temporary impairment (“OTTI”) at least on a quarterly basis, and more frequently when economic or market concern warrants such evaluation. OTTI charges amounted to $655,000 during 2008. Additional OTTI charges may be realized in the future as the result of changes in the financial condition and near-term prospects of the issuer or the inability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

In December 2007, FASB issued SFAS No. 141 (R), Business Combinations, and SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements. SFAS No. 141 revises the previous statement on business combinations and requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the financial effect of the business combination. As these Statements applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, this Statement was not applicable to the Company for the year ended December 31, 2008. SFAS No. 160 requires all entities to report noncontrolling (minority) interests in subsidiaries in the same way – as equity in the consolidated financial statements.

Financial Statement Index

On April 9, 2009, the Financial Accounting Standards Board (FASB) recently issued three amendments to the fair value measurement, disclosure and other-than-temporary impairment standards:

• FASB Staff Position (FSP) No. FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly

• FSP No. FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments

• FSP No. FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments

FASB Statement 157, Fair Value Measurements, defines fair value as the price that would be received to sell the asset or transfer the liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions.  FSP FAS 157-4 provides additional guidance on determining when the volume and level of activity for the asset or liability has significantly decreased.  The FSP also includes guidance on identifying circumstances when a transaction may not be considered orderly.

FSP FAS 157-4 provides a list of factors that a reporting entity should evaluate to determine whether there has been a significant decrease in the volume and level of activity for the asset or liability in relation to normal market activity for the asset or liability.  When the reporting entity concludes there has been a significant decrease in the volume and level of activity for the asset or liability, further analysis of the information from that market is needed and significant adjustments to the related prices may be necessary to estimate fair value in accordance with Statement 157.

This FSP clarifies that when there has been a significant decrease in the volume and level of activity for the asset or liability, some transactions may not be orderly.  In those situations, the entity must evaluate the weight of the evidence to determine whether the transaction is orderly. The FSP provides a list of circumstances that may indicate that a transaction is not orderly.  A transaction price that is not associated with an orderly transaction is given little, if any, weight when estimating fair value.

FSP FAS 115-2 and FAS 124-2 clarifies the interaction of the factors that should be considered when determining whether a debt security is other-than-temporarily impaired.  For debt securities, management must assess whether (a) it has the intent to sell the security and (b) it is more likely than not that it will be required to sell the security prior to its anticipated recovery. These steps are done before assessing whether the entity will recover the cost basis of the investment.  Previously, this assessment required management to assert it has both the intent and the ability to hold a security for a period of time sufficient to allow for an anticipated recovery in fair value to avoid recognizing an other-than-temporary impairment. This change does not affect the need to forecast recovery of the value of the security through either cash flows or market price.

In instances when a determination is made that an other-than-temporary impairment exists but the investor does not intend to sell the debt security and it is not more likely than not that it will be required to sell the debt security prior to its anticipated recovery, FSP FAS 115-2 and FAS 124-2 changes the presentation and amount of the other-than-temporary impairment recognized in the income statement.  The other-than-temporary impairment is separated into (a) the amount of the total other-than-temporary impairment related to a decrease in cash flows expected to be collected from the debt security (the credit loss) and (b) the amount of the total other-than-temporary impairment related to all other factors. The amount of the total other-than-temporary impairment related to the credit loss is recognized in earnings.  The amount of the total other-than-temporary impairment related to all other factors is recognized in other comprehensive income.

Financial Statement Index

FSP FAS 107-1 and APB 28-1 amends FASB Statement No. 107, Disclosures about Fair Value of Financial Instruments, to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. This FSP also amends APB Opinion No. 28, Interim Financial Reporting, to require those disclosures in summarized financial information at interim reporting periods.

All three FSPs discussed herein include substantial additional disclosure requirements. The effective date for these new standards is the same: interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009.  However, early adoption is allowed only if certain FSPs are early adopted together.  The Company is evaluating the effect of these amendments.

(s) Reclassifications
Certain reclassifications have been made to amounts previously reported to conform with the 2008 presentation with no effect on net income, earnings per share, or stockholders equity.

Note 2 Restrictions on Cash Balances
Included in cash and due from banks are balances maintained within the Company to satisfy legally required reserves and to compensate for services provided from correspondent banks. Restricted balances maintained totaled $7.5 million and $7.6 million at December 31, 2008 and 2007, respectively.  There were no other withdrawal usage restrictions or legally required compensating balances at December 31, 2008 or 2007.

Note 3 Operational Developments
In the second half of 2008, several events occurred that could have an adverse impact on our ongoing operations.  On October 1, 2008, the Company’s wholly owned subsidiary, ANB, entered into a Written Agreement (see note 4) with its primary regulator, The Office of the Comptroller of the Currency (the “OCC”).  Under the agreement, ANB is required to achieve and maintain significantly higher capital ratio levels. At December 31, 2008, ANB did not maintain the higher capital ratio levels required under the Written Agreement (see note 16).  The Written Agreement also restricts the ability of ANB to pay dividends, the primary source of income for the Company (see note 15).  Failure to meet regulatory capital requirements or the terms of the Written Agreement exposes ANB to regulatory sanctions that may include further restrictions on operations and growth, mandatory asset dispositions and seizure.

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In order for ANB to comply with these increased capital ratio requirements, the Company obtained $7.7 million in borrowings (see note 13) and provided a capital infusion into ANB during the fourth quarter of 2008.  ANB recorded a $5.8 million net loss in 2008 primarily due to a $11.8 million charge to the provision for loan losses as a result of the declining housing values and worsening local economic conditions. Given the rising unemployment, the continued downward pressure on housing prices and the elevated national inventory of unsold homes, management does not expect there to be a significant improvement in the Company’s business during 2009.  These factors are likely to continue to adversely impact the Company’s revenue, credit costs, business volume and earnings.

At December 31, 2008, the Company has debt obligations totaling $16.1 million maturing in 2009. However, the Company has requested and received from the lenders forbearance agreements from enforcing their rights to demand repayment of the principal or any portion thereof until January 31, 2010.  The accompanying consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets, or the amounts and classification of liabilities that may result from the outcome of the Company’s inability to renew the outstanding principal of its debt or from any extraordinary regulatory action, either of which could affect our operations.

In an effort to maintain safe and sound banking practices, on December 31, 2008, the Company entered into a definitive agreement (see note 5) to be acquired by Premier Financial Bancorp, Inc. (Premier) of Huntington, West Virginia (NASDAQ/GM-PFBI) which is expected to be completed in the second quarter of 2009.  The Company has restricted growth and is improving liquidity through selling loan participations.

Note 4 Written Agreement
On October 1, 2008, the Company’s wholly owned subsidiary, The Adams National Bank (the “Bank”), entered into a Written Agreement with its primary regulator, The Office of the Comptroller of the Currency (the “OCC”).  The Written Agreement was filed with the SEC as an exhibit to a Current Report on Form 8-K, dated October 2, 2008. Under the terms of the Written Agreement, the Bank has agreed to take certain actions relating to the Bank’s lending operations and capital compliance.  Specifically, the OCC is requiring the Bank to take the following actions:

a)   conduct a review of senior management to ensure that these individuals can perform the duties required under the Bank’s policies and procedures and the requirements of the Written Agreement, and where necessary, the Bank must provide a written program to address the training of the Bank’s senior officers;

b)   achieve certain regulatory capital levels, which are greater than the regulatory requirements to be “well capitalized” under bank regulatory requirements.  In particular, the Bank must achieve a: 12% total risk-based capital to total risk-weighted assets ratio; 11% Tier 1 capital to risk-weighted assets ratio; and 9% Tier 1 capital to adjusted total assets ratio;

c)   develop and implement a three-year capital program;

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d)   make additions to the allowances for loan and lease losses and adopt and implement written policies and procedures for establishing and maintaining the allowance in a manner consistent with the Written Agreement;

e)   adopt and implement an asset diversification program consistent with OCC guidelines and to perform an analysis of the Bank’s concentrations of credit;

f)    take all necessary actions to protect the Bank’s interest in criticized assets, adopt and implement a program to eliminate regulatory criticism of these assets, engage in an ongoing review of the Bank’s criticized assets and develop and implement procedures for the effective monitoring of the loan portfolio;

g)   hire an independent appraiser to provide a written or updated appraisal of certain assets;

h)   develop and implement a program to improve the management of the loan portfolio and to provide the Board with monthly written reports on credit quality;

i)    employ a loan review consultant acceptable to the OCC to perform a quarterly quality review of the Bank’s assets;

j)    revise the Bank’s lending policy in accordance with OCC requirements; and

k)   maintain acceptable liquidity levels.

The Written Agreement includes time frames to implement the foregoing and on-going compliance requirements for the Bank, including requirements to report to the OCC.  The Written Agreement also requires the Bank to establish a committee of the Board of Directors which will be responsible for overseeing compliance with the Written Agreement.  The Bank has taken steps to comply with the requirements of the Written Agreement.  At December 31, 2008,  ANB’s capital ratio levels did not conform to the regulatory capital levels required in the Written Agreement.  For further details see Note 16 “Regulatory Capital  Requirements”.

Note 5 Merger Agreement
On December 31, 2008, the Company entered into a definitive agreement whereby Premier Financial Bancorp, Inc. (Premier) of Huntington, West Virginia (NASDAQ/GM-PFBI), will acquire it in a 100% stock exchange valued at approximately $10.9 million based on Premier’s closing stock price on December 31, 2008 of $7.03. Under terms of the definitive agreement, each share of the Company’s common stock will be converted into 0.4461 shares of Premier common stock.  Premier anticipates that it will issue approximately 1,545,000 shares of its common stock.  The transaction, which is subject to satisfaction of various contractual conditions and requires approval by regulatory agencies and the shareholders of the Company and Premier, is anticipated to close sometime in the second quarter of 2009.

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Note 6 Securities
The amortized cost and estimated fair value of investment securities held to maturity and investment securities available for sale at December 31, 2008, and 2007 are as follows:

(In thousands)	Amortized Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2008:
Investment Securities – available for sale:
US government sponsored agencies and corporations	$45,072	$608	$18	$45,662
Mortgage-backed securities	11,243	288	--	11,531
Municipal securities	953	--	55	898
Corporate debt securities	6,084	38	1,718	4,404
Marketable equity securities	1,002	--	683	319
Total	$64,354	$934	$2,474	$62,814
Investment Securities – held to maturity:
U.S. government sponsored agencies and corporations	$2,007	$27	$--	$2,034
Mortgage-backed securities	1,168	25	1	1,192
Total	$3,175	$52	$1	$3,226

December 31, 2007:
Investment Securities – available for sale:
U.S. government sponsored agencies and corporations	$52,709	$308	$34	$52,983
Mortgage-backed securities	7,105	50	64	7,091
Corporate debt securities	6,750	29	1,179	5,600
Marketable equity securities	1,005	--	287	718
Total	$67,569	$387	$1,564	$66,392
Investment Securities – held to maturity:
U.S. government sponsored agencies and corporations	$11,498	$--	$57	$11,441
Mortgage-backed securities	1,811	20	3	1,828
Total	$13,309	$20	$60	$13,269

For years ended December 31, 2008, 2007, and 2006, the Company had no gains or losses on sales of securities.

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The fair value of securities with unrealized losses by length of time that the individual securities have been in a continuous unrealized loss position at December 31, 2008 and 2007, are as follows:

	Continuous unrealized losses existing for less than 12 months		Continuous unrealized losses existing 12 months or more		Total
(In thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2008:
U.S. government sponsored agencies and corporations	$1,983	$18	$--	$--	$1,983	$18
Mortgage-backed securities	188	1	--	--	188	1
Municipal securities	898	55	--	--	898	55
Corporate debt securities	1,246	200	2,719	1,518	3,965	1,718
Marketable equity securities	--	--	319	683	319	683
Total	$4,315	$274	$3,038	$2,201	$7,353	$2,475
December 31, 2007:
U.S. government sponsored agencies and corporations	$999	$1	$19,407	$90	$20,406	$91
Mortgage-backed securities	--	--	4,046	67	4,046	67
Corporate debt securities	2,981	697	1,580	482	4,561	1,179
Marketable equity securities	718	287	--	--	718	287
Total	$4,698	$985	$25,033	$639	$29,731	$1,624

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation.  Analysis of the available for sale securities for potential other-than-temporary impairment was considered under the SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities impairment model and included the following factors: the length of time and extent to which the market value has been less than cost; the financial condition and near-term prospects of the issuer including specific events; the Company’s intent and ability to hold the investment to the earlier of maturity or recovery in market value, the credit rating of the security; the implied and historical volatility of the security; whether the market decline was affected by macroeconomic conditions or by specific information pertaining to an individual security; and any downgrades by rating agencies. As applicable under SFAS No. 115, the Company considers a decline in fair value to be other-than-temporary if it is probable that the Company will not recover its recorded investment, including as applicable under the Emerging Issues Task Force (EITF) Issue 99-20, Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets, when an adverse change in cash flows has occurred.

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At December 31, 2008, the available for sale investment classified as marketable equity securities consists of perpetual preferred securities which have been valued below cost for more than 22 months.  These securities, carried at fair value of $319,000 with an unrealized loss of $683,000.  The securities are not required to be redeemed by the issuer, nor are they redeemable at the option of the investor and are therefore classified as equity securities under SFAS 115. Based on the results of the analysis of these perpetual securities using the SFAS No.115 impairment model, we concluded that the decline in fair value has been the result of the liquidity conditions in the current market environment due to the sub-prime mortgage crisis and housing market recession and not from concerns regarding the credit quality or financial condition of the issuer. We continue to receive interest at 5.75% as scheduled and we have the intent and ability to hold the perpetual preferred securities until their expected recovery in fair value. The Company does not consider it probable that it will not recover its investment and recorded no other-than-temporary impairment on the marketable equity securities at December 31, 2008 or December 31, 2007.

The Company has two corporate debt securities which were purchased in 2004 and have been rated below investment grade since 2005.  At December 31, 2007, these corporate debt securities were being carried at a combined fair value of $851,000 with an unrealized loss of $210,000.  During 2008, based on the SFAS No. 115 impairment model, management determined that it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the debt securities and that an other-than-temporary impairment had occurred even though the issuers were not in default and were paying interest at 7.0% and 7.125% as scheduled and the Company has the intent and ability to hold the investments until their maturity in 2013. The unamortized cost of the two debt securities was written down to $400,000 and an other-than-temporary impairment of $655,000 was recorded in noninterest income during 2008.  At December 31, 2008, the two corporate debt securities were carried at an aggregate fair value of $438,000 with an unrealized gain of $38,000.

The Company also has five other corporate debt securities which have been valued below cost for more than 12 months. At December 31, 2008, these were carried at a combined fair value of $2.7 million with an unrealized loss of $1.5 million and currently have Moody ratings in the range of A1 to A3 and Standard and Poors ratings ranging from A+ to BB+.  Interest payments ranging from 5.625% to 6.100% continue to be received as scheduled.  Based on the analysis performed by applying the SFAS No. 115 impairment model and where applicable, EITF Issue 99-20,  the Company does not consider it probable that it will not recover the full contractual cost of these investments. Based on our analysis, we concluded that the decline in fair value has been the result of the liquidity conditions in the current market environment due to the sub-prime mortgage crisis and housing market recession and not from concerns regarding the credit quality or financial condition of the issuers. Further, the Company has not experienced any adverse change in cash flows from holding the investments and has the intent and ability to hold the investments to the earlier of maturity or recovery in fair value and, therefore did not record any other-than-temporary impairment charge at December 31, 2008 or at December 31, 2007 on these five corporate debt securities.

The remaining unrealized losses that existed as of December 31, 2008 and December 31, 2007, are a result of market changes in interest rates since the securities’ purchase. This factor, coupled with the fact the Company has both the intent and the ability to hold these securities for a period

Financial Statement Index

of time sufficient to allow for recovery in fair value substantiates that the remaining unrealized losses in the held to maturity and available for sale portfolios are temporary.

Securities with market values of $62.0 million and $61.7 million at December 31, 2008 and 2007, respectively, were pledged to collateralize public deposits and repurchase agreements.

The cost and estimated fair value of investment securities held to maturity and investment securities available for sale at December 31, 2008, by contractual maturity are shown on the following table. Expected maturities may differ from contractual maturities in mortgage-backed securities, because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties; therefore, these securities are not included in maturity categories in the following table.

	December 31, 2008
(In thousands)	Amortized Cost	Estimated Fair Value
Investment Securities – available for sale:
Due in one year or less	$5,000	$5,062
Due after one year through five years	27,490	27,935
Due after five years through ten years	11,982	12,098
Due after ten years	7,637	5,869
Mortgage-backed securities	11,243	11,531
Marketable equity securities	1,002	319
Total	64,354	62,814
Investment Securities – held to maturity:
Due in one year or less	--	--
Due after one year through five years	2,007	2,034
Mortgage-backed securities	1,168	1,192
Total	$3,175	$3,226

Note 7   Loans
Loans at December 31, 2008 and 2007 were as follows:

(In thousands)	2008	2007
Commercial and industrial	$43,733	$38,606
Real estate:
Commercial mortgage	163,228	128,320
Residential mortgage	54,887	67,375
Construction and development	61,485	70,798
Installment to individuals	1,648	2,716
Subtotal	324,981	307,815
Less: net deferred loan fees	(217)	(332)
Total	$324,764	$307,483

At December 31, 2008, 2007 and 2006, $33.8 million, $8.8 million and $1.5 million, respectively, were considered nonaccrual loans (loans for which the accrual of interest has been discontinued). Interest income on nonaccrual loans that would have been recorded if accruing was $1.2 million, $649,000 and $180,000 in 2008, 2007 and 2006, respectively. There was no

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interest income recognized on a cash basis on nonaccrual loans in 2008 or 2007, and there was $21,000 recognized in 2006.  At December 31, 2008, the Company had no loans that were greater than 90 days delinquent and still accruing interest, compared to one loan totaling $2.1 million at December 31, 2007, and two loans totaling $1.9 million at December 31, 2006 that were 90 days delinquent and accruing interest.

The activity in the allowance for loan losses follows:

(In thousands)	2008	2007	2006
Balance at beginning of the year	$4,202	$4,432	$4,345
Provision (credit) for loan losses	11,822	260	(232)
Recoveries	260	198	676
Charge-offs	(3,770)	(688)	(357)
Balance at end of year	$12,514	$4,202	$4,432

The following is a summary of information pertaining to impaired loans:

(In thousands)	2008	2007	2006
Impaired loans without a valuation allowance	$17,284	$454	$1,508
Impaired loans with a valuation allowance	30,720	8,309	--
Total impaired loans	$48,004	$8,763	$1,508
Valuation allowance related to impaired loans	$8,343	$1,518	$--
Average investment in impaired loans	$12,959	$4,351	$1,109
Interest income recognized on impaired loans on cash basis	$0	$0	$21
Interest income recognized on impaired loans on accrual basis	$119	-0-	-0-

The Company is currently committed to lend approximately $784,000 in additional funds on these impaired loans in accordance with the original terms of these loans; however, the Company is not legally obligated to, and will not, disburse additional funds on any loans while in nonaccrual status. Of the $784,000 in committed funds on impaired loans, $595,000 is applicable to nonaccrual loans. The Company will continue to monitor its portfolio on a regular basis and will lend additional funds as warranted on these impaired loans.

Approximately 92.3% of the impaired loans as of December 31, 2008 relate to commercial real estate and construction and development loans. As of December 31, 2008, $17.3 million of impaired loans do not have any specific valuation allowance under SFAS 114. Pursuant to SFAS 114, a loan is impaired when both the contractual interest payments and the contractual principal payments of a loan are not expected to be collected as scheduled in the loan agreement. The $17.3 million of impaired loans without a specific valuation allowance as of December 31, 2008 are generally impaired due to delays or anticipated delays in receiving payments pursuant to the contractual terms of the loan agreements.

The Company has experienced declines in the current valuations for real estate collateral supporting portions of its loan portfolio, primarily construction and development loans, throughout calendar year 2008, as reflected in recently received appraisals. Currently, $45.6 million, or approximately 93.7%,

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of impaired loans have recent appraisals (dated within two months of the balance date). If real estate values continue to decline and as updated appraisals are received, the Company may have to increase its allowance for loan losses appropriately.

Loan impairment is reported when full payment under the loan terms is not anticipated, which can include loans that are current or less than 90 days past due.

The Company has engaged in banking transactions in the ordinary course of business with some of its directors, officers, principal shareholders and their associates. Such loans are at normal credit terms, including interest rates and collateral, and do not represent more than the normal risk of collection. At December 31, 2008 and 2007, none of these loans were reported as nonaccrual, restructured or classified. The aggregate amount of loans to related parties for the years ended December 31, 2008 and 2007 were $1.4 million and $79,000, respectively.

Note 8  Bank Premises and Equipment
Bank premises and equipment at December 31, 2008 and 2007 are summarized as follows:

(Dollars in thousands)	2008	2007	Useful Life
Land	$854	$854
Building and leasehold improvements	4,279	4,237	3-20 years
Furniture and equipment	3,480	2,959	3-10 years
Subtotal, at cost	8,613	8,050
Accumulated depreciation and amortization	(3,619)	(3,065)
Total, net	$4,994	$4,985

Amounts charged to operating expenses for depreciation expense aggregated $611,000, $589,000 and $541,000 in 2008, 2007 and 2006, respectively.

Note 9  Deposits
The following table sets forth the dollar amounts in the various types of deposit programs.

(In thousands)	December 31, 2008	December 31, 2007
Demand deposits	$67,193	$74,833
Savings accounts	15,054	15,090
NOW accounts	71,823	78,829
Money market accounts	20,323	48,845
Total non-certificate deposits	174,393	217,597
Certificates of deposit	172,568	169,345
Total deposits	$346,961	$386,942

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The following table summarizes certificates of deposit at December 31, 2008 by time remaining until maturity.

	Maturity
(In thousands)	3 Months or Less	Over 3 to 6 Months	Over 6 to 12 Months	Over 12 Months	Total

Certificates of deposit less than $100,000	$41,518	$23,061	$42,765	$17,967	$125,311
Certificates of deposit of $100,000 or more	18,816	12,860	11,187	4,394	47,257
Total certificates of deposit	$60,334	$35,921	$53,952	$22,361	$172,568

At December 31, 2008, the scheduled maturities on all time deposits are as follows:

Year	< $100,000	> $100,000	Total
	(In thousands)
2009	$107,344	$42,863	$150,207
2010	7,323	2,775	10,098
2011	8,013	1,242	9,255
2012	1,810	277	2,087
2013	821	100	921
	$125,311	$47,257	$172,568

Certificates of deposit include brokered deposits totaling $79.7 million of which $67.0 million or 84.0% are CDARS (Certificate of Deposit Account Registry Service) deposits.  CDARS is a deposit placement service that allows us to place our customers’ funds in FDIC-insured certificates of deposit at other banks and to simultaneously receive an equal sum of funds from the customers of other banks in the CDARS network.  The majority of CDARS deposits are gathered within our geographic footprint through established customer relationships.

Related party deposits totaled approximately $1.1 million and $1.3 million at December 31, 2008 and 2007, respectively. In management's opinion, interest rates paid on these deposits, where applicable, are available to others at the same terms.

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Note 10  Leasing Arrangements
The Company and banking subsidiaries have entered into various noncancelable operating leases for office and branch locations. These noncancelable operating leases are subject to renewal options under various terms. Some leases provide for periodic rate adjustments based on cost-of-living index changes. Rental expense in 2008, 2007 and 2006 was approximately $1.2 million, $1.1 million, and $1.1 million, respectively.  Future minimum payments under noncancelable operating leases that have initial or remaining lease terms in excess of one year are as follows:

Years ending December 31, (In thousands)	Amount
2009	$1,151
2010	1,114
2011	1,131
2012	933
2013	269
2014 and thereafter	161
Total	$4,759

Note 11  Income Taxes
Income tax expense for 2008, 2007 and 2006 consists of:

(In thousands)	2008	2007	2006
Current income tax (benefit) expense:
Federal	$(428)	$1,415	$1,925
District of Columbia	--	413	462
	(428)	1,828	2,387
Deferred tax benefit:
Federal	(2,619)	(653)	(76)
District of Columbia	(1,078)	(79)	(15)
	(3,697)	(732)	(91)
Total tax (benefit) expense:
Federal	(3,047)	762	1,849
District of Columbia	(1,078)	334	447
	$(4,125)	$1,096	$2,296

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Income tax (benefit) expense differed from the amounts computed by applying the statutory Federal income tax rate of 34 % to pretax income, as a result of the following:

	2008		2007		2006
(Dollars in thousands)	Amount	%	Amount	%	Amount	%
Tax (benefit) expense at statutory rate	$(3,367)	34.0%	$1,413	34.0%	$2,037	34.0%
State and local taxes based on income, net of Federal tax effect	(712)	7.2%	220	5.3%	295	4.9%
Reversal of NOL valuation allowance	--	--%	(525)	-12.6%	--	--
Other, net	(46)	0.4%	(12)	-0.3%	(36)	-0.6%
Total	$(4,125)	41.6%	$1,096	26.4%	$2,296	38.3%

The following is a summary of the tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2008 and 2007:

(In thousands)	2008	2007
Deferred tax assets:
Allowance for loan losses	$4,661	$1,548
Other real estate owned valuation	53	--
Purchase fair market value adjustments on loans	68	104
Other than temporary write down of investment securities	266	--
Unrealized loss on investment securities	358	485
Unrealized net actuarial gains - pension plan	--	(14)
Compensated absences	24	27
Deferred rent	133	156
Interest on nonaccrual loans	468	262
Net operating loss carryforward	760	632
Other	44	49
Total deferred tax assets	$6,835	$3,249
Deferred tax liabilities:
Fixed assets	$809	$807
Total deferred tax liabilities	$809	$807
Net deferred tax assets	$6,026	$2,422

FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48) requires the Company to review outstanding tax positions and establish a liability in its balance sheet for those positions that more likely than not, based on technical merits, would not be sustained upon examination by taxing authorities.  The Company files U.S. federal income tax returns and state income tax returns in Maryland and the District of Columbia. Based on the statute of limitations, the Company is no longer subject to U.S. federal and state examinations by tax authorities for years before 2005.  Based on the review of the tax returns filed for the years 2005 through 2007 and the tax benefits accrued

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in the 2008 annual financial statements, management determined that 100% of the benefits accrued were expected to be realized and has a high confidence level in the technical merits of the positions.  It believes that the deductions taken and benefits accrued are based on widely understood administrative practices and procedures and are based on clear and unambiguous tax law.  As a result of this evaluation, management did not record a liability for unrecognized tax benefits in 2008 or 2007.

At December 31, 2008, the Company had a total of $1.9 million of federal net operating loss (NOL) carryforwards that expire in 2022 through 2024.  Utilization of this NOL is limited under IRC Section 382 to approximately $109,000 per year.  The Company also has a District of Columbia NOL carryforward of $1.9 million that expires in 2028.

Note 12  Short-term Borrowings
Short-term borrowings consist of securities sold under repurchase agreements, Federal funds purchased, and FHLB advances. Federal funds purchased represent funds borrowed overnight, and FHLB advances include overnight borrowings or advances with terms of three months or less. Unused Federal fund lines of credit at December 31, 2008 were $5.0 million. There were no outstanding Federal funds purchased at December 31, 2008 or December 31, 2007. FHLB advances totaled $16.8 million at December 31, 2008 and $0 at December 31, 2007. Outstanding repurchase agreements at December 31, 2008 were $7.7 million and $8.5 million at December 31, 2007. Securities sold under repurchase agreements generally involve the receipt of immediately available funds which mature in one business day or roll over under a continuing contract. In accordance with these contracts, the underlying securities sold are segregated from the Company's other investment securities.

Short-term borrowings for 2008 and 2007 are summarized below:

(Dollars in thousands)	2008	2007
Year end balance	$24,477	$8,494
Average balance	18,867	5,175
Maximum month-end outstanding	35,957	12,578
Average interest rate for the year	1.97%	2.78%
Average interest rate at year end	0.64%	3.32%

Note 13  Long-term Debt
The Banks maintain a line of credit with the Federal Home Loan Bank of Atlanta (FHLB) for advances collateralized with a blanket floating lien on first mortgages and commercial real estate. Additional FHLB advances are available up to 20% of assets and would require the pledging of additional qualifying assets. ANB is required by the FHLB to provide collateral at 125% of advances. Unused borrowing capacity at December 31, 2008 is approximately $48.9 million.

Financial Statement Index

Long-term debt at December 31, 2008 and 2007 consisted of the following:

(Dollars in thousands)	Rate	2008	2007
FHLB borrowings due on March 21, 2008	2.990%	$--	$200
FHLB borrowings due on December 1, 2008	6.950%	--	151
FHLB borrowings due on March 9, 2012	4.286%	10,000	10,000
Term note due July 27, 2014	Daily WSJ Prime rate less .50%	--	4,769
Corporate loan due on January 28, 2009	Daily WSJ prime rate less 1%	5,000	--
Revolving line of credit due on May 2, 2009	Daily WSJ prime rate less .25% with a floor of 4.00%	3,482	--
Demand note	Daily WSJ prime rate	3,400	--
Draw note due on June 30, 2009	Daily JP Morgan Chase Bank NY prime rate with a floor of 5.00%	4,250

Total		$26,132	$15,120

In March of 2007, the Company obtained a convertible advance from the FHLB in the amount of $10.0 million at a fixed rate of 4.286% with a maturity date of March 9, 2012. Interest only payments are due quarterly. The FHLB has the option on any interest payment date to convert the interest rate on this advance from a fixed rate to a variable rate based on the three month Libor rate.

On July 27, 2007, the Company converted a $5.0 million term note from interest only payments due monthly at variable Prime rate to a variable Prime rate less 50 basis points with principal and interest payments due monthly and maturing on July 27, 2014.  The interest rate at December 31, 2007 was 6.75%. The proceeds of the loan were used to fund a capital infusion to CB&T at acquisition on July 29, 2005 as required by its regulators.  In February of 2008, this loan was replaced with a promissory note due on January 28, 2009 which is secured by 80,000 shares or 80% of ANB capital stock.  The interest rate on this note at December 31, 2008 was 2.25%.  The Company renewed the loan on January 28, 2009 with a maturity date of August 1, 2009 at a variable rate of 1% below Prime rate and an interest rate floor of 6.00%.

In May of 2008, the Company obtained a $4.0 million line of credit from the same institution holding the promissory note discussed above to fund a loan that exceeded the legal lending limit at its subsidiary bank, ANB.  This line of credit is also secured by 80,000 shares or 80% of ANB capital stock, as noted above.  At December 31, 2008, the line of credit balance was $3.5 million at an interest rate of 4.00%.

Financial Statement Index
In November and December of 2008, the Company obtained a demand note and a $6.0 million line of credit, respectively, to provide for a capital infusion into its subsidiary bank, ANB in the amount of $7.7 million as required by a Written Agreement with ANB’s primary regulator, The Office of the Comptroller of the Currency (the “OCC”).  The line of credit, with a balance of $4.3 million at December 31, 2008, is secured by 20,000 shares (20%) of ANB capital stock and 134,000 shares (100%) of CB&T capital stock and is guaranteed by Premier Financial Bancorp.  At December 31, 2008, the unsecured demand note interest rate was 3.25% with interest only payments due quarterly and the draw note interest rate was 5.00% with interest only payments due on the 15th of each quarter month.

In March of 2009, the Company requested and received from the lenders forbearance agreements from enforcing their rights to demand repayment of the principal or any portion thereof until January 31, 2010.  Therefore, the amounts pertaining to these loans are included in 2010 for purposes of the table below.

Annual principal payments for the debt as of December 31, 2008 are as follows:

Amount
Year ending December 31,	(In thousands)
2009	--
2010	$16,132
2011	--
2012	10,000
2013	--
After 2013	--
Total	$26,132

Note 14 Commitments and Contingent Liabilities
The Company is party to credit related financial instruments with off-balance-sheet risk in the ordinary course of business to meet the financing needs of its customers. These commitments include revolving credit agreements, term loan commitments, short-term borrowing agreements, and standby letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the consolidated balance sheets. The Company’s exposure to credit loss is represented by the contractual amount of these commitments. Both loan commitments and standby letters of credit have credit risk essentially the same as that involved in extending loans to customers and are subject to the normal credit approval procedures and policies.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being funded, the total commitment amounts do not necessarily represent future liquidity requirements. Collateral is obtained based on management’s assessment of the customer’s credit. Unfunded commitments under commercial lines of credit, revolving credit lines, and overdraft protection agreements are commitments for possible future extension of credit to existing customers. These lines of credit are uncollateralized and usually do not contain a specific maturity date and may ultimately be drawn upon to the total extent to which the Company is committed.

Financial Statement Index

Letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party and are primarily issued to support public and private borrowing arrangements. The majority of letters of credit issued have expiration dates of one year or less. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company generally holds collateral supporting those commitments, and at December 31, 2008 and 2007, such collateral amounted to $3.5 million and $3.6 million, respectively. The fair value of the standby letter of credit guarantees was nominal and the liability recorded at December 31, 2008 was $48,000, compared to $42,000 in 2007.

At December 31, 2008 and 2007, the following financial instruments were outstanding whose contracts represent credit risk:

(Dollars in thousands)	2008	2007
Commitment to originate loans	$4,933	$10,187
Unfunded commitments under lines of credit	76,401	104,134
Commercial and standby letters of credit	3,637	3,754
Portion of letters of credit collateralized	96.5%	95.0%

The Company and the Banks are defendants in litigation and claims arising from the normal course of business. Based upon consultation with legal counsel, management is of the opinion that the outcome of any claims and pending or threatened litigation will not have a material adverse impact on the Company’s financial position, results of operations or liquidity.

Note 15  Restrictions on Dividend Payments and Loans by Affiliated Banks
The primary source of dividends paid by the Company to its shareholders is dividends received from the Banks. Federal regulations restrict the total dividend payments that a banking association may make during any calendar year to the total net income of the banks for the current year plus retained net income for the preceding two years, without prior regulatory approval. Restrictions are also imposed upon the ability of the Banks to make loans to the Company, purchase stock in the Company or use the Company's securities as collateral for indebtedness of the Banks. Due to the Written Agreement with the OCC dated October 1, 2008, the Bank must be in compliance with its approved capital plan and maintain the required capital level determined by the OCC and receive prior written determination of no supervisory objection, before a dividend is paid to the Company.  ANB will not pay dividends to the Company for the foreseeable future due to the restrictions imposed by the Written Agreement.  At December 31, 2008, approximately $646,000 of retained earnings of CB&T was available for dividend declarations.

Financial Statement Index

Note 16  Regulatory Capital Requirements
The Company (on a consolidated basis) and the Banks are subject to various regulatory capital requirements administered by the Federal banking agencies.  Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements.  Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Banks must meet specific capital guidelines that involve quantitative measures of the Company’s and the Banks’ assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices.  The Company’s and the Banks’ capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.  Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Banks to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). The most recent notification from the primary regulators for each of the Company’s affiliated banking institutions categorized CB&T as “well capitalized” under the regulatory framework for prompt corrective action and ANB as “adequately capitalized”.  ANB can not be considered “well capitalized” while under the Written Agreement dated October 1, 2008, and must maintain the following capital levels: total risk based capital equal to 12% of risk-weighted assets; tier 1 capital at least equal to 11% of risk-weighted assets; and tier 1 capital at least equal to 9% of adjusted total assets.  At December 31, 2008, ANB’s capital ratio levels did not comply with those required in the Written Agreement. ANB has taken steps to comply with the capital ratio requirements as stipulated in the Written Agreement. At December 31, 2008, the Company provided a capital infusion into ANB of $7.7 million. The Company has $1.75 million remaining on the credit facility to dividend to ANB in the future. ANB is not growing the balance sheet until the capital ratios are in compliance. ANB has also sold participations in loans during the first quarter of 2009 to shrink its assets and has also curtailed lines of credit on national credit facilities in which ANB participated. Additionally, ANB has reduced its operating expenses and is continuing to monitor spending.

Financial Statement Index

The following table presents the capital position of the Company and the Banks relative to their various minimum statutory and regulatory capital requirements at December 31, 2008 and 2007.

	Actual		Minimum Capital Requirements		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions or Adequately Capitalized under terms of the Written Agreement
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2008:
Total capital to risk weighted assets:
Consolidated	$27,637	8.03%	$27,527	8.00%	(1)
ANB	31,694	11.67%	21,724	8.00%	32,587	12.00%
CB&T	9.532	13.64%	5,591	8.00%	6,988	10.00%

Tier 1 capital to risk weighted assets:
Consolidated	23,234	6.75%	13,764	4.00%	(1)
ANB	28,226	10.39%	10,862	4.00%	29,871	11.00%
CB&T	8,655	12.38%	2,795	4.00%	4,193	6.00%

Tier I capital to average assets:
Consolidated	23,234	5.47%	16,981	4.00%	(1)
ANB	28,226	8.63%	13,083	4.00%	24,440	9.00%
CB&T	8,655	9.18%	3,769	4.00%	4,712	5.00%

(1)	The Company is not subject to this requirement.

	Actual		Minimum Capital Requirements		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2007
Total capital to risk weighted assets:
Consolidated	$36,305	10.42%	$27,875	8.00%	(1)
ANB	30,648	10.75%	22,799	8.00%	28,498	10.00%
CB&T	9,724	15.49%	5,023	8.00%	6,279	10.00%

Tier 1 capital to risk weighted assets:
Consolidated	32,103	9.21%	13,937	4.00%	(1)
ANB	27,481	9.64%	11,399	4.00%	17,099	6.00%
CB&T	8,936	14.23%	2,512	4.00%	3,767	6.00%

Tier I capital to average assets:
Consolidated	32,103	7.21%	17,807	4.00%	(1)
ANB	27,481	7.77%	14,150	4.00%	17,688	5.00%
CB&T	8,936	9.81%	3,643	4.00%	4,554	5.00%
(1) The Company is not subject to this requirement.

Financial Statement Index

Note 17  Benefit Plans
The Company has various stock option plans for directors and certain key employees. At December 31, 2008, there were 178,218 shares of common stock reserved for future issuance under the stock option plans of which there were 8,062 shares under option outstanding.  The terms of the options are determined by the Board of Directors. Options vest over three years, and no options may be exercised beyond ten years from the grant date. The option price for the 2000 Stock Option Plan was 90% of the fair market value at the date of the grant.

The fair value of each option grant is estimated on the date of the grant using a Black-Scholes option pricing model. At December 31, 2008, the options outstanding have a weighted remaining average contractual life of 1.1 years. Compensation expense for stock options was recorded in salary expense over the vesting period. There were no options granted and no compensation expense for stock option plans was recorded for the years 2008, 2007, and 2006. The 8,062 options outstanding had no aggregate intrinsic value at December 31, 2008 since the exercise price of the options exceeded the market value of the underlying stock. The aggregate intrinsic value of the options exercised in 2008 and 2007 was $6,000 and $7,000, respectively.

The following is a summary of activity of the Company’s stock option plans for 2008, 2007 and 2006:

	December 31,
	2008		2007		2006
	Shares Under Option	Weighted Average Exercise Price	Shares Under Option	Weighted Average Exercise Price	Shares Under Option	Weighted Average Exercise Price
Outstanding at beginning of year	9,818	$5.21	10,588	$5.21	10,588	$5.21
Granted	--	--	--	--	--	--
Exercised	(1,000)	$5.21	(770)	$5.21	--	--
Forfeited/expired	(756)	$5.21	--	--	--	--
Outstanding at end of year	8,062	$5.21	9,818	$5.21	10,588	$5.21
Exercisable at end of year	8,062	$5.21	9,818	$5.21	10,588	$5.21
Weighted average fair value of options granted	--	--	--	--	--	--

The Company offers an Employee Stock Ownership Plan ("ESOP") with 401(k) provisions. Participants may make pre-tax and after-tax contributions to the 401(k) up to the maximum allowable under Federal regulations. The Company matches the pre-tax employee participant’s contributions at a rate of 100% of the first 3% of the employee’s qualifying salary and 50% up to the next 2% of salary. The Company’s 401(k) contribution expense was $167,000, $156,000 and $136,000 for the years ended December 31, 2008, 2007 and 2006, respectively, which is included in "Salaries and Benefits" in the accompanying consolidated statements of operations. Employees participate in a nonleveraged ESOP through which common stock of the Company is purchased at its market price for the benefit of the employees. The Board of Directors may elect to pay a discretionary contribution on an annual basis, which vests at the end of the third year. There was no ESOP expense in 2008 and 2007 and

Financial Statement Index

$25,000 for 2006. At December 31, 2008, the ESOP held 53,760 shares of the Company’s common stock. The ESOP is accounted for in accordance with Statement of Position 93-6, Employers’ Accounting for Employee Stock Ownership Plans. Shares held by the ESOP are treated as outstanding in computing earnings per share.

Note 18 Pension Plan
On January 10, 2007, the CB&T Board of Directors adopted a resolution to terminate its noncontributory defined benefit pension plan effective March 31, 2007.  All participants became 100% vested on that date and all benefits were distributed by June 30, 2008.  The Company recognized a settlement expense of $43,000 in 2008 and $79,000 in 2007 which was accounted for under SFAS No. 88.  The plan maintained a September 30 year-end for computing plan assets and benefit obligations.

Obligations and funded status of pension plan at plan termination and prior year measurement date:

(In thousands)	Plan termination June 30, 2008	Plan year ending September 30, 2007
Change in benefit obligation:
Benefit obligation, beginning	$730	$4,859
Interest cost	16	270
Actuarial (gain) loss	41	(71)
Benefits paid	(787)	(4,328)
Benefit obligation, ending	$--	$730

Change in plan assets:
Fair value of plan assets, beginning	$850	$4,755
Actual return on plan assets	(19)	423
Employer contribution	--	--
Benefits paid	(787)	(4,328)
Reversion to employer	(44)	--
Fair value of plan assets, ending	$--	$850

Funded status, ending	$--	$120

Assumed discount rate of 6.75% was used to determine the benefit obligation at September 30, 2007.

The amount recognized in accumulated other comprehensive income was $0 at December 31, 2008 and a net gain of $43,000 at December 31, 2007.  The net gain was recorded net of a deferred tax expense of $14,000.  Amounts recognized in the balance sheet consist of:

	Years ended December 31,
(In thousands)	2008	2007
Noncurrent assets	$--	$120
Accumulated other comprehensive (gain) loss - net of deferred tax (expense) benefit	--	(29)

Financial Statement Index

The accumulated benefit obligation for the pension plan was $0 as of the termination date of June 30, 2008 and $730,000 as of September 30, 2007.

Components of net periodic costs were as follows:

	Years ended December 31,
(In thousands)	2008	2007
Interest cost	$16	$270
Expected return on plan assets	(27)	(331)
Net periodic benefit cost	$(11)	$(61)

Assumptions used to determine net periodic pension cost were as follows:
	Years ended December 31,
Weighted-average assumptions	2008	2007
Discount rate	6.25%	5.75%
Expected long-term return on plan assets	7.00%	7.00%

The expected long-term rate of return on plan assets reflects the average rate of earnings expected on the funds invested or to be invested to provide for the benefits included in the projected benefit obligation.  In estimating that rate, consideration was given to both historical returns and returns expected to be available for reinvestment.

The percentages of fair value of total plan assets held at June 30, 2008 and September 30, 2007 by asset category were as follows:

Asset Allocation	June 30, 2008	September 30, 2007
Cash and equivalents	0.0%	100.0%

There are no estimated future benefit payments.

Note 19 Other Operating Expense
The following is a summary of the significant components of noninterest expense “other operating expense.”

(In thousands)	2008	2007	2006
Advertising	$299	$717	$642
Bank security	178	186	194
Director and committee fees	275	241	228
Insurance	339	193	172
OREO expense	340	--	--
Loan expense	212	214	76
Stationery and office supplies	190	188	183
Taxes, other	131	123	134
Telephone	174	168	149
Travel	228	190	158
Other	1,035	994	785
Total other operating expense	$3,401	$3,214	$2,721

Financial Statement Index

Note 20  Fair Value of Financial Instruments
Effective January 1, 2008, the Company adopted the provisions of SFAS No. 157, Fair Value Measurements, for financial assets and financial liabilities.  In accordance with Financial Accounting Standards Board Staff Position (FSP) No. SFAS 157-2, Effective Date of FASB Statement No. 157, the Company will delay application of SFAS 157 for non-financial assets and non-financial liabilities, until January 1, 2009.  SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principals and expands disclosures about fair value measurements.  The application of SFAS 157 in situations were the market for a financial asset is not active was clarified by the issuance of FSP No. SFAS 157-3, Determining the Fair Value of a Financial Asset When the Market for that Asset Is Not Active, in October 2008.  FSP No. SFAS 157-3 became effective immediately and did not significantly impact the methods by which the Company determines the fair value of its financial assets.

SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.  A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability.  The price in the principal (or most advantageous) market used to measure the fair value of the asset or liability shall not be adjusted for transaction costs.  An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets and liabilities; it is not a forced transaction.  Market participants are buyers and sellers in the principal market that are independent, knowledgeable, able to transact and willing to transact.

SFAS 157 requires the use of valuation techniques that are consistent with the market approach, the income approach and/or the cost approach.  The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets and liabilities.  The income approach uses valuation techniques to convert future amounts, such as cash flows or earnings, to a single present amount on a discounted basis.  The cost approach is based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).  Valuation techniques should be consistently applied.  Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability.  Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.  In that regard, SFAS 157 establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.  The fair value hierarchy is as follows:

Level 1 inputs	Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Financial Statement Index

Level 2 inputs
Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.  These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speed, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means.

Level 3 inputs
Unobservable inputs for determining the fair values of assets or liabilities that reflect the Company’s own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

The following table summarizes the Company’s balances of financial instruments measured at fair value on a recurring basis as of December 31, 2008, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

(In thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Investment securities available for sale	$998	$61,816	$--	$62,814

The Company outsources the recordkeeping for investment securities held by ANB to FTN Financial and for those held by CB&T to Suntrust Robinson Humphrey. The security grouped in Level 1 was based on the actual trade price. For 40 of the 53 securities categorized in Level 2 in the table above, FTN used the Interactive Data Corporation (“IDC”) as a pricing source.  IDC’s evaluations are based on market data.  IDC utilizes evaluated pricing models that vary based by asset class and include available trade, bid, and other market information.  Generally, the methodology includes broker quotes, proprietary modes, vast descriptive terms and conditions databases, as well as extensive quality control programs.  FTN also used, as a valuation source, the FTN proprietary valuation Matrices model for the one municipal security included in Level 2.  The FTN Matrices model is used for valuing municipals.  The model includes a separate curve structure for the Bank-Qualified versus general market municipals.  The grouping of municipals are further broken down according to insurer, credit support, state of issuance, and rating to incorporate additional spreads and municipal curves.  Suntrust used the R Reuters DataScope for Fixed Income as the pricing source for the remaining 12 securities included in Level 2 in the table above.

Financial Statement Index

The following table summarizes the Company’s balances of financial instruments measured at fair value on a nonrecurring basis by level within the hierarchy at December 31, 2008:

(In thousands)	Balance at December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Impaired loans	$22,377	$--	$21,266	$1,111

The fair value of impaired collateral dependent loans is derived in accordance with SFAS No. 114, Accounting by Creditors for Impairment of a Loan.  Fair value is determined based on the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. The value of real estate collateral is determined based on appraisal by qualified licensed appraisers hired by the Company. The valuation allowance for impaired loans is included in the allowance for loan losses in the consolidated balance sheets. The valuation allowance for impaired loans at December 31, 2008 was $8.3 million.  During the twelve months ended December 31, 2008, the valuation allowance for impaired loans increased $6.8 million from $1.5 million at December 31, 2007.

SFAS 107, Disclosures about Fair Value of Financial Instruments, requires disclosure of the fair value of financial assets and financial liabilities, including those financial assets and financial liabilities that are not measured and reported at fair value on a recurring basis or non-recurring basis.

The following table presents the estimated fair values of the Company’s financial instruments at December 31, 2008 and 2007 and is followed by a general description of the methods and assumptions used to estimate such fair values.

	December 31, 2008		December 31, 2007
(In thousands)	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial Assets:
Cash and due from banks	$14,166	$14,166	$15,567	$15,567
Federal funds sold and interest-earning deposits in other banks	9,381	9,381	33,196	33,196
Investment securities available for sale	62,814	62,814	66,392	66,392
Investment securities held to maturity	3,175	3,226	13,309	13,269
Loans, net	312,250	315,879	303,281	318,408
Accrued interest receivable	1,683	1,683	2,231	2,231
Financial Liabilities:
Deposits	346,961	338,707	386,942	378,717
Short-term borrowings	24,477	24,477	8,494	8,494
Long-term debt	26,132	27,041	15,120	16,952
Accrued interest payable	697	697	1,960	1,960

Financial Statement Index

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments.

Cash and due from banks. The carrying amounts reported in the balance sheet approximate fair value due to the short-term nature of these assets.

Federal funds sold and interest-bearing deposits in other banks.  The carrying amounts of short-term investments on the balance sheet approximate fair value.

Investments securities available for sale and investment securities held to maturity.  For fair value methodologies used see discussion above.

Loans. Estimated fair values for variable rate loans, which reprice frequently and have no significant credit risk, are based on carrying value. Estimated fair value for all other loans are estimated using discounted cash flow analyses, based on current market interest rates offered on loans with similar terms to borrowers of similar credit quality.

Deposits. The fair value of deposits with no stated maturity, such as noninterest-bearing deposits, NOW accounts, savings and money market deposit accounts, is the amount payable on demand as of year end.  Fair values for time deposits are estimated using discounted cash flow analyses, based on the current market interest rates offered for deposits of similar maturities.

Short-term borrowings.  The carrying values of Federal funds purchased, securities sold under agreements to repurchase and other short-term borrowings approximate fair values.

Long-term debt. The fair value of the long-term debt is estimated by using discounted cash flow analyses, based on the current market rates offered for similar borrowing arrangements.

Accrued interest receivable and accrued interest payable. The carrying  value of  accrued interest receivable and payable is deemed to approximate fair value.

Off-balance sheet credit-related instruments.  Loan commitments on which the committed interest rate is less than the current market rate were insignificant at December 31, 2008 and 2007.  The estimated fair value of fee income on letters of credit at December 31, 2008 and 2007 was insignificant.

Financial Statement Index

Note 21 Parent Company Only Financial Statements
The Parent Company’s condensed balance sheets at December 31, 2008 and 2007, and related condensed statements of operations and cash flows for years ended 2008, 2007, and 2006 are as follows:

Condensed Balance Sheets (In thousands)
	December 31,
	2008	2007
Assets:
Cash in bank	$151	$78
Investment in subsidiary banks	37,929	35,753
Loans	3,496	--
Less: allowance for loan losses	(2,049)	--
Loans, net	1,447	--
Other assets	1,145	414
Total assets	$40,672	$36,245

Liabilities and Stockholders' Equity
Long-term debt	$16,132	$4,769
Other liabilities	259	37
Stockholders' equity	24,281	31,439
Total liabilities and stockholders' equity	$40,672	$36,245

Condensed Statements of Operations (In thousands)
	Years Ended December 31,
	2008	2007	2006
Income
Dividends from subsidiary banks	$950	$2,325	$3,000
Total income	950	2,325	3,000
Expenses
Professional fees	397	79	47
Interest expense	348	394	435
Loan loss provision	2,049	--	--
Other	527	512	619
Total expenses	3,321	985	1,101

(Loss) income before taxes and equity in undistributed net (loss) income of subsidiaries	(2,371)	1,340	1,899
Income tax benefit	(1,348)	(400)	(447)
(Loss) income before equity in undistributed (loss) earnings of subsidiaries	(1,023)	1,740	2,346
Equity in undistributed net (loss) income of subsidiaries	(4,756)	1,319	1,350
Net (Loss) Income	$(5,779)	$3,059	$3,696

Financial Statement Index

Condensed Statement of Cash Flows (In thousands)
	Years Ended December 31,
	2008		2007	2006
Operating Activities:
Net (loss) income	$	(5,779)	$3,059	$3,696
Adjustments to reconcile net(loss) income to net cash provided by operating activities:
Equity in undistributed net loss (income) of subsidiaries		4,756	(1,319)	(1,350)
Provision for loan losses		2,049
Other, net		(509)	56	(215)
Net cash provided by operating activities		517	1,796	2,131
Investing Activities:
Capital infusion in subsidiary		(7,450)	--	--
Increase in loans		(3,496)	--	--
Net cash used by investing activities		(10,946)	--	--
Financing Activities:
Proceeds from issuance of common stock, net		5	4	--
Retired shares of common stock		--	--	(12)
Purchased treasury stock		--	(45)	(112)
Proceeds from long-term debt		16,132	--	--
Repayment of long-term debt		(4,769)	(231)	--
Cash dividends paid to stockholders		(866)	(1,731)	(1,731)
Net cash provided (used) in financing activities		10,502	(2,003)	(1,855)
Net increase (decrease) in cash and cash equivalents		73	(207)	276
Cash and cash equivalents at beginning of year		78	285	9
Cash and cash equivalents at end of year		$151	$78	$285

Note 22 Segment Reporting
Management regularly reviews the performance of the Company’s operations on a reporting basis by legal entity.  The Company has two operating segments comprised of its subsidiaries, ANB and CB&T, for which there is discrete financial information available.  Both segments are engaged in providing financial services in their respective market areas and are similar in each of the following: the nature of their products, services; and processes; type or class of customer for their products and services; methods used to distribute their products or provide their services; and the nature of the banking regulatory environment.  The parent company is deemed to represent an overhead function rather than an operating segment and its financial information is presented as the Other category in the schedule below.  The accounting policies of the segments are the same as those described in the summary of significant accounting policies in Note 1 of the Notes to the Consolidated Financial Statements. The Company does not have a single external customer from which it derives 10 percent or more of its revenues.

Financial Statement Index

Information about the reportable segments and reconciliation of such information to the consolidated financial statements as of and for the years ended December 31, follows:

(Dollars in thousands)	The Adams National Bank	Consolidated Bank & Trust	Other (1)	Intercompany Eliminations	Consolidated Totals
2008:
Interest income	$19,973	$5,329	$--	$--	$25,302
Interest expense	8,112	1,341	348	--	9,801
Net interest income (expense)	11,861	3,988	(348)	--	15,501
Provision for loan losses	9,478	295	2,049	--	11,822
Noninterest income (loss)	665	401	(3,806)	3,706	966
Noninterest expense	9,653	4,072	924	(100)	14,549
Net (loss) income	(3,825)	19	(5,779	3,806	(5,779)
Assets	330,010	91,172	40,672	(38,173)	423,681
Return on average assets (annualized)	-1.11%	0.02%	NM(2)	--	-1.32%
Return on average equity (annualized)	-14.40%	0.21%	NM(2)	--	-19.14%
2007:
Interest income	$24,483	$5,768	$--	$--	$30,251
Interest expense	11,531	1,674	394	--	13,599
Net interest income (expense)	12,952	4,094	(394	--	16,652
Provision (credit)for loan losses	300	(40)	--	--	260
Noninterest income	1,311	414	3,644	(3,744)	1,625
Noninterest expense	9,254	4,117	591	(100)	13,862
Net income	2,823	821	3,059	(3,644)	3,059
Assets	356,879	88,582	36,245	(35,831)	445,875
Return on average assets (annualized)	0.80%	0.91%	NM(2)	--	0.69%
Return on average equity (annualized)	10.39%	10.01%	NM(2)	--	9.92%
2006:
Interest income	$21,225	4,920	$--	--	$26,145
Interest expense	7,935	1,038	435	--	9,408
Net interest income (expense)	13,290	3,882	(435	--	16,737
Provision for loan losses	250	(482)	--	--	(232)
Noninterest income	1,694	536	4,350	(4,450)	2,130
Noninterest expense	8,774	3,767	666	(100)	13,107
Net income	3,565	785	3,696	(4,350)	3,696
Assets	322,828	82,218	35,203	(34,747)	405,502
Return on average assets (annualized)	1.22%	0.99%	NM(2)	--	0.99%
Return on average equity (annualized)	13.68%	9.96%	NM(2)	--	12.78%

(1) Amounts represent parent company before intercompany eliminations.  See Note 21 of the Notes to Consolidated Financial Statements.
(2) Not considered a meaningful performance ratio for parent company.

Financial Statement Index

Description of significant amounts included in the intercompany eliminations column in the segment report schedule are as follows:

(In thousands)	2008	2007	2006
Noninterest income- elimination of parent company’s undistributed loss (earnings) from subsidiaries	$3,806	$(3,644)	$(4,350)
Net (loss) income- elimination of parent company’s (loss) earnings from subsidiaries	$3,806	$(3,644)	$(4,350)
Assets- elimination of parent company’s investment in subsidiaries	$(37,929)	$(35,753)	$(34,462)

Note 23 Comprehensive Income (loss)
Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss).  Other comprehensive income (loss) includes unrealized gains and losses on securities available for sale and unrealized gains and losses on pension plan assets and benefit obligations. There were two reclassification adjustments realized in income for losses from components of other comprehensive loss in the year ended December 31, 2008 and none in the year ended December  31, 2007.  In  2008, the Company recorded an other-than-temporary impairment charge on two corporate debt securities in the amount of $655,000 with a deferred tax benefit of $266,000 and a settlement loss in the amount of $43,000 with a deferred tax benefit of $14,000 on the termination of the CB&T pension plan.

The components of comprehensive income (loss) are as follows:

	December 31,
(In thousands)	2008		2007

Net (loss) income	$	(5,779)	$3,059
Available for sale securities:
Net unrealized losses on securities		(1,018)	(336)
Reclassification adjustment for other-than- temporary impairment losses realized in noninterest income		655	--
Income tax (expense) benefit		(126)	147
		(489)	(189)
Pension plan assets and benefit obligations:
Net unrealized gains		--	241
Realized loss on pension termination		(43)	--
Income tax benefit (expense)		14	(82)
		(29	159
Total comprehensive (loss) income		$(6,297)	$3,029

Financial Statement Index

ABIGAIL ADAMS NATIONAL BANCORP, INC.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS
March 31, 2009

(UNAUDITED)

Financial Statement Index

ABIGAIL ADAMS NATIONAL BANCORP, INC. AND SUBSIDIARIES
Condensed Consolidated Balance Sheets
March 31, 2009 (unaudited) and December 31, 2008
(Dollars in thousands)

	March 31, 2009	December 31, 2008
Assets
Cash and due from banks	$11,636	$14,166
Federal funds sold	7,033	6,722
Interest-earning deposits in other banks	288	2,659
Total cash and cash equivalents	18,957	23,547
Investment securities available for sale, at fair value	60,905	62,814
Investment securities held to maturity, at amortized cost (fair value of $3,192 and $3,226 for 2009 and 2008, respectively)	3,116	3,175
Loans	303,112	324,764
Less: allowance for loan losses	(13,292)	(12,514)
Loans, net	289,820	312,250
Premises and equipment, net	4,908	4,994
Other assets	18,063	16,901
Total assets	$395,769	$423,681

Liabilities and Stockholders' Equity
Liabilities:
Deposits
Noninterest-bearing deposits	$57,537	$67,193
Interest-bearing deposits	265,807	279,768
Total deposits	323,344	346,961
Short-term borrowings	21,663	24,477
Long-term debt	26,332	26,132
Other liabilities	1,676	1,830
Total liabilities	373,015	399,400
Commitments and contingencies (Note 2)
Stockholders' equity:
Common stock, $0.01 par value, authorized 5,000,000 shares; issued 3,492,633 shares in 2009 and 2008; outstanding 3,463,569 shares in 2009 and 2008	35	35
Additional paid-in capital	25,132	25,132
Retained earnings (accumulated deficit)	(254)	551
Treasury stock, 29,064 shares in 2009 and 2008, at cost	(255)	(255)
Accumulated other comprehensive loss	(1,904)	(1,182)
Total stockholders' equity	22,754	24,281
Total liabilities and stockholders' equity	$395,769	$423,681

See Notes to Unaudited Condensed Consolidated Financial Statements

Financial Statement Index

ABIGAIL ADAMS NATIONAL BANCORP, INC. AND SUBSIDIARIES
Unaudited Condensed Consolidated Statements of Operations
For the Three Months Ended March 31, 2009 and 2008
(Dollars in thousands except per share data)

	2009		2008
Interest Income
Interest and fees on loans		$4,229	$5,533
Interest and dividends on investment securities, taxable		802	963
Other interest income		4	209
Total interest income		5,035	6,705
Interest Expense
Interest on deposits		1,459	2,620
Interest on short-term borrowings		43	63
Interest on long-term debt		262	182
Total interest expense		1,764	2,865
Net interest income		3,271	3,840
Provision for loan losses		965	105
Net interest income after provision for loan losses		2,306	3,735
Noninterest Income
Service charges on deposit accounts		338	332
Other fees		64	75
Other-than-temporary impairment of available for sale securities		(32)	--
Total noninterest income		370	407
Noninterest Expense
Salaries and employee benefits		1,783	1,692
Occupancy and equipment expense		573	610
Professional fees		409	165
Data processing fees		215	177
Other operating expense		1,038	579
Total noninterest expense		4,018	3,223
(Loss) income before income taxes		(1,342)	919
Income tax (benefit) provision		(537)	355
Net (loss) income	$	(805)	$564

(Loss) Earnings per share:
Basic and diluted	$	(0.23)	$0.16

See Notes to Unaudited Condensed Consolidated Financial Statements

Financial Statement Index

ABIGAIL ADAMS NATIONAL BANCORP, INC. AND SUBSIDIARIES
Unaudited Condensed Consolidated Statements of Changes in Stockholders' Equity
Three Months Ended March 31, 2008 and 2009
(In thousands except per share data)

	Common Stock	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Treasury Stock	Accumulated Other Comprehensive Loss	Total
Balance at December 31, 2007	$35	$25,127	$7,196	$(255)	$(664	$31,439
Comprehensive income:
Net income	--	--	564	--	--	564
Unrealized gains during the period of $734 on investment securities available for sale, net of tax expense of $287	--	--	--	--	447	447
Total comprehensive income						1,011
Dividends declared ($0.125 per share)	--	--	(433)	--	--	(433)
Issuance of shares under stock option program	--	5	--	--	--	5
Balance at March 31, 2008	$35	$25,132	$7,327	$(255)	$(217)	$32,022

Balance at December 31, 2008	$35	$25,132	$551	$(255)	$(1,182	$24,281
Comprehensive loss:
Net loss	--	--	(805)	--	--	(805)
Unrealized loss during the period of $1,184 on investment securities available for sale, net of tax benefit of $443	--	--	--	--	(741	(741)
Reclassification adjustment for OTTI on investment securities available for sale of $32, net of tax benefit of $13					19	19
Total comprehensive loss						(1,527)
Balance at March 31, 2009	$35	$25,132	$(254)	$(255)	$(1,904	$22,754

See Notes to Unaudited Condensed Consolidated Financial Statements

Financial Statement Index

ABIGAIL ADAMS NATIONAL BANCORP, INC. AND SUBSIDIARIES
Unaudited Condensed Consolidated Statements of Cash Flows
For the Three Months Ended March 31, 2009 and 2008
(In thousands)

	2009		2008
Cash flows from operating activities:
Net (loss) income	$	(805)	$564
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Provision for loan losses		965	105
Depreciation		150	153
Accretion and amortization of deferred loan costs/fees, net		9	25
Accretion and amortization of discounts/premiums on investment securities, net		3	--
Accretion of purchase accounting adjustment		(26)	(31)
Gain on sale of guaranteed portion of SBA loans		--	(19)
Other-than-temporary impairment of available for sale securities		32	--
Other real estate owned valuation adjustment		354	--
Increase in other assets		(422)	(124)
Decrease in other liabilities		(154)	(169)
Net cash provided by operating activities		106	504

Cash flows from investing activities:
Proceeds from maturities of investment securities held to maturity		--	7,500
Proceeds from maturities of investment securities available for sale		15,000	22,500
Proceeds from repayment of mortgage-backed securities held to maturity		58	432
Proceeds from repayment of mortgage-backed securities available for sale		733	184
Purchase of investment securities held to maturity		--	(2,011)
Purchase of investment securities available for sale		(14,999)	(23,892)
Purchase of FHLB and FRB stock		(2,241)	(1,006)
Redemption of FHLB stock		1,672	939
Net decrease (increase) in loans		21,483	(10,697)
Purchase of collateral and build out costs of foreclosed assets		(107)	(294)
Purchase of premises and equipment, net		(64)	(302)
Net cash provided by (used in) investing activities		21,535	(6,647)

Cash flows from financing activities:
Net decrease in transaction and savings deposits		(11,282	(14,320)
Net decrease in time deposits		(12,335	(885)
Net decrease in short-term borrowings		(2,814	(1,922)
Proceeds from long-term debt		200	5,000
Repayment of long-term debt		--	(5,005)
Proceeds from issuance of stock under stock option plan		--	5
Cash dividends paid to common stockholders		--	(433)
Net cash used in financing activities		(26,231)	(17,560)
Net decrease in cash and cash equivalents		(4,590)	(23,703)
Cash and cash equivalents at beginning of period		23,547	48,763
Cash and cash equivalents at end of period		$18,957	$25,060

Supplementary disclosures:
Interest paid on deposits and borrowings		$1,733	$2,712
Income taxes paid		--	450

See Notes to Unaudited Condensed Consolidated Financial Statements

Financial Statement Index

ABIGAIL ADAMS NATIONAL BANCORP, INC. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements

Note 1 Basis of Presentation
Abigail Adams National Bancorp, Inc. (the “Company”) is the parent company of The Adams National Bank (“ANB”) and Consolidated Bank and Trust (“CB&T”). As used herein, the term Company includes ANB and CB&T, unless the context otherwise requires.

The Company prepares its condensed consolidated financial statements on the accrual basis and in conformity with accounting principles generally accepted in the United States for interim financial information, the instructions for Form 10-Q, and Regulation S-X. The accompanying financial statements are unaudited except for the balance sheet at December 31, 2008, which was derived from the audited consolidated financial statements as of that date. The unaudited information furnished herein reflects all adjustments (consisting of normal recurring accruals) which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. These statements should be read in conjunction with the consolidated financial statements and accompanying notes included with the Company’s 2008 Annual Report to Stockholders, since they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America. Operating results for the three months ended March 31, 2009 (unaudited) are not necessarily indicative of the results that may be expected for the year ending December 31, 2009. Certain reclassifications may have been made to amounts previously reported for 2008 to conform with the 2009 presentation.

Note 2 Contingent Liabilities
In the normal course of business, there are various outstanding commitments and contingent liabilities, such as commitments to extend credit and standby letters of credit that are not reflected in the accompanying consolidated financial statements. No material losses are anticipated as a result of these transactions. There were no material changes since December 31, 2008.

Note 3 Written Agreement
On October 1, 2008, the Company’s wholly owned subsidiary, The Adams National Bank (the “Bank”), entered into a Written Agreement with its primary regulator, The Office of the Comptroller of the Currency (the “OCC”).  The Written Agreement was filed with the SEC as an exhibit to a Current Report on Form 8-K, dated October 2, 2008. Under the terms of the Written Agreement, the Bank has agreed to take certain actions relating to the Bank’s lending operations and capital compliance.  Specifically, the OCC is requiring the Bank to take the following actions:

a)   conduct a review of senior management to ensure that these individuals can perform the duties required under the Bank’s policies and procedures and the requirements of the Written Agreement, and where necessary, the Bank must provide a written program to address the training of the Bank’s senior officers;

b)   achieve certain regulatory capital levels, which are greater than the regulatory requirements to be “well capitalized” under bank regulatory requirements.  In particular, the Bank must achieve a: 12% total risk-based capital to total risk-weighted assets ratio; 11% Tier 1 capital to risk-weighted assets ratio; and 9% Tier 1 capital to adjusted total assets ratio;

Financial Statement Index

c)   develop and implement a three-year capital program;

d)   make additions to the allowances for loan and lease losses and adopt and implement written policies and procedures for establishing and maintaining the allowance in a manner consistent with the Written Agreement;

e)   adopt and implement an asset diversification program consistent with OCC guidelines and to perform an analysis of the Bank’s concentrations of credit;

f)    take all necessary actions to protect the Bank’s interest in criticized assets, adopt and implement a program to eliminate regulatory criticism of these assets, engage in an ongoing review of the Bank’s criticized assets and develop and implement procedures for the effective monitoring of the loan portfolio;

g)    hire an independent appraiser to provide a written or updated appraisal of certain assets;

h)    develop and implement a program to improve the management of the loan portfolio and to provide the Board with monthly written reports on credit quality;

i)     employ a loan review consultant acceptable to the OCC to perform a quarterly quality review of the Bank’s assets;

j)     revise the Bank’s lending policy in accordance with OCC requirements; and

k)     maintain acceptable liquidity levels.

The Written Agreement includes time frames to implement the foregoing and on-going compliance requirements for the Bank, including requirements to report to the OCC.  The Written Agreement also requires the Bank to establish a committee of the Board of Directors which will be responsible for overseeing compliance with the Written Agreement.  The Bank has taken steps to comply with the requirements of the Written Agreement.  At March 31, 2009, one out of three of ANB’s capital ratio levels did not conform to the regulatory capital levels required in the Written Agreement.  For further details see Item 2- Managements Discussion and Analysis of Financial Condition and Results of Operations “Capital Resources”.

Note 4  Operational Developments
In the second half of 2008, several events occurred that could have an adverse impact on our ongoing operations.  On October 1, 2008, the Company’s wholly owned subsidiary, ANB, entered into a Written Agreement (see note 3) with its primary regulator, The Office of the Comptroller of the Currency (the “OCC”).  Under the agreement, ANB is required to achieve and maintain significantly higher capital ratio levels.  In order for ANB to comply with these increased capital ratio requirements, the Company obtained $7.7 million in borrowings and provided a capital infusion into ANB during the fourth quarter of 2008. However, at December 31, 2008, ANB did not maintain the higher capital ratio levels required under the Written Agreement and at March 31, 2009, ANB did meet two out of three of the capital ratio requirements. ANB expects to be fully compliant with the capital requirements in the second quarter of 2009. The Written Agreement also restricts the ability of ANB to pay dividends, the primary source of income for the Company.  Failure to meet regulatory capital requirements or the terms of the Written Agreement exposes ANB to regulatory sanctions that may include further restrictions on operations and growth, mandatory asset dispositions and seizure.

Financial Statement Index

ANB recorded a net loss of $251,000 for the quarter ended March 31, 2009 after reporting a $5.8 million net loss for 2008 primarily due to charges to the provision for loans losses of $965,000 in the first quarter of 2009 and $11.8 million in 2008.  The charges to the provision for loan losses reflect the declining housing values and worsening local economic conditions.  Given the rising unemployment, the continued downward pressure on housing prices and the elevated national inventory of unsold homes, management does not expect there to be a significant improvement in the Company’s business during 2009.  These factors are likely to continue to adversely impact the Company’s revenue, credit costs, business volume and earnings.

During the first quarter of 2009, the Company requested and received from its lenders forbearance agreements from enforcing their rights to demand repayment of debt principal or any portion thereof until January 31, 2010.  At March 31, 2009, the Company has debt obligations totaling $16.3 million maturing in 2010. The accompanying consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets, or the amounts and classification of liabilities that may result from the outcome of the Company’s inability to renew the outstanding principal of its debt or from any extraordinary regulatory action, either of which could affect our operations.

In an effort to maintain safe and sound banking practices, on December 31, 2008, the Company entered into a definitive agreement (see note 5) to be acquired by Premier Financial Bancorp, Inc. (Premier) of Huntington, West Virginia (NASDAQ/GM-PFBI) which is expected to be completed in the third quarter of 2009.  The Company has restricted growth and is improving liquidity through selling loan participations.

Note 5  Merger Agreement
On December 31, 2008, the Company entered into a definitive agreement whereby Premier Financial Bancorp, Inc. (Premier) of Huntington, West Virginia (NASDAQ/GM-PFBI), will acquire it in a 100% stock exchange valued at approximately $10.9 million based on Premier’s closing stock price on December 31, 2008 of $7.03. Under terms of the definitive agreement, each share of the Company’s common stock will be converted into 0.4461 shares of Premier common stock.  Premier anticipates that it will issue approximately 1,545,000 shares of its common stock.  The transaction, which is subject to satisfaction of various contractual conditions and requires approval by regulatory agencies and the shareholders of the Company and Premier, is anticipated to close sometime in the third quarter of 2009.

Note 6  Earnings per Share
Basic earnings per share computations are based upon the weighted average number of shares outstanding during the periods. Diluted earnings per share computations for the three months ending March 31, 2009 and 2008 were determined using the treasury stock method and based upon the weighted average number of shares outstanding during the period plus the dilutive effect of outstanding stock options. The following table provides a reconciliation of the number of shares between the computation of basic EPS and diluted EPS for the period ended March 31, 2009 and 2008.  For the period ending March 31, 2009, the dilutive effects of options are excluded from the computation of the loss per share because the inclusion is antidilutive.

Financial Statement Index

	For the three months ended March 31,
	2009	2008
Weighted average shares	3,463,569	3,462,580
Effect of dilutive stock options	--	3,035
Dilutive potential average common shares	3,463,569	3,465,615

Note 7  Securities
The amortized cost and estimated fair value of investment securities held to maturity and investment securities available for sale at March 31, 2009 and December 31, 2008 are as follows:

(In thousands)	Amortized Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
March 31, 2009:
Investment Securities – available for sale:
U.S. government sponsored agencies and corporations	$45,077	$442	$31	$45,488
Mortgage-backed securities	10,504	334	--	10,838
Municipal securities	952	--	22	930
Corporate debt securities	6,063	27	2,657	3,433
Marketable equity securities	1,001	--	785	216
Total	$63,597	$803	$3,495	$60,905
Investment Securities – held to maturity:
U.S. government sponsored agencies and corporations	$2,006	$39	$--	$2,045
Mortgage-backed securities	1,110	38	1	1,147
Total	$3,116	$77	$1	$3,192

December 31, 2008:
Investment Securities – available for sale:
U.S. government sponsored agencies and corporations	$45,072	$608	$18	$45,662
Mortgage-backed securities	11,243	288	--	11,531
Municipal securities	953	--	55	898
Corporate debt securities	6,084	38	1,718	4,404
Marketable equity securities	1,002	--	683	319
Total	$64,354	$934	$2,474	$62,814
Investment Securities – held to maturity:
U.S. government sponsored agencies and corporations	$2,007	$27	$--	$2,034
Mortgage-backed securities	1,168	25	1	1,192
Total	$3,175	$52	$1	$3,226

Financial Statement Index

The Company had no sales of securities in the periods ended March 31, 2009 or March 31, 2008.

At March 31, 2009 a portion of our investment securities portfolio had unrealized losses.  The fair value of investment securities with unrealized losses by length of time that the individual securities have been in a continuous loss position at March 31, 2009 and December 31, 2008, are presented in the following table:

	Continuous unrealized losses existing for less than 12 months		Continuous unrealized losses existing 12 months or more		Total
(In thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
March 31, 2009: U.S. government sponsored agencies and corporations	$5,967	$31	$--	$--	$5,967	$31
Mortgage-backed securities	160	1	--	--	160	1
Municipal securities	930	22	--	--	930	22
Corporate debt securities	1,201	245	1,826	2,412	3,027	2,657
Marketable equity securities	--	--	216	785	216	785
Total	$8,258	$299	$2,042	$3,197	$10,300	$3,496

December 31, 2008: U.S. government sponsored agencies and corporations	$1,983	$18	$--	$--	$1,983	$18
Mortgage-backed securities	188	1	--	--	188	1
Municipal securities	898	55	--	--	898	55
Corporate debt securities	1,246	200	2,719	1,518	3,965	1,718
Marketable equity securities	--	--	319	683	319	683
Total	$4,315	$274	$3,038	$2,201	$7,353	$2,475

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation.  Analysis of the available for sale securities for potential other-than-temporary impairment was considered under the Statement of Financial Accounting Standard (“SFAS”) No. 115, Accounting for Certain Investments in Debt and Equity Securities impairment model and included the following factors: the length of time and extent to which the market value has been less than cost; the financial condition and near-term prospects of the issuer including specific events; the Company’s intent and ability to hold the investment to the earlier of maturity or recovery in market value, the credit rating of the security; the implied and historical volatility of the security; whether the market decline was affected by macroeconomic conditions or by specific information pertaining to an individual security; and any downgrades by rating agencies. As applicable under SFAS No. 115, the Company considers a decline in fair value to be other-than-temporary if it is probable that the Company will not recover its recorded investment, including as applicable under the Emerging Issues Task Force (EITF) Issue 99-20, Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets, when an adverse change in cash flows has occurred.

At March 31, 2009, the available for sale investment classified as marketable equity securities consists of a perpetual preferred security which has been valued below cost for more than 25 months.  This security, carried at fair value of $216,000 with an unrealized loss of $785,000, is not required to be redeemed by the issuer, nor is it redeemable at the option of the investor and is therefore classified as equity securities under SFAS 115. Based on the results of the analysis of this perpetual security using the SFAS No.115 impairment model, we concluded that the decline in fair value has been the result of the liquidity conditions in the current market environment due to the sub-prime mortgage crisis and housing market recession and not from concerns regarding the credit quality or financial condition of the issuer. We continue to receive interest at 5.75% as scheduled and we have the intent and ability to hold the perpetual preferred security until its expected recovery in fair value. The Company does not consider it probable that it will not recover its investment and recorded no other-than-temporary impairment on the marketable equity security at March 31, 2009 or December 31, 2008.

Financial Statement Index

The Company also has five other corporate debt securities which have been valued below cost for more than 12 months. At March 31, 2009, these were carried at a combined fair value of $1.8 million with an unrealized loss of $2.4 million. Interest payments ranging from 5.625% to 6.100% continue to be received as scheduled.  Based on the analysis performed by applying the SFAS No. 115 impairment model and where applicable, EITF Issue 99-20, the Company does not consider it probable that it will not recover the full contractual cost of these investments. Based on our analysis, we concluded that the decline in fair value has been the result of the liquidity conditions in the current market environment due to the sub-prime mortgage crisis and housing market recession and not from concerns regarding the credit quality or financial condition of the issuers. Further, the Company has not experienced any adverse change in cash flows from holding the investments and has the intent and ability to hold the investments to the earlier of maturity or recovery in fair value and, therefore did not record any other-than-temporary impairment charge at March 31, 2009 or at December 31, 2008 on these five corporate debt securities.

The remaining unrealized losses that existed as of March 31, 2009 and December 31, 2008, are a result of market changes in interest rates since the securities’ purchase. This factor, coupled with the fact the Company has both the intent and the ability to hold these securities for a period of time sufficient to allow for recovery in fair value substantiates that the remaining unrealized losses in the held to maturity and available for sale portfolios are temporary.

Securities with market values of $63.1 million at March 31, 2009 and $62.0 million at December 31, 2008 were pledged to collateralize public deposits and repurchase agreements.

Note 8 Comprehensive Income (Loss)
Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss).  Other comprehensive income (loss) includes unrealized gains and losses on securities available for sale. There was one reclassification adjustment realized in income for realized losses on available for sale securities in the first quarter of  2009 and none in the first quarter of 2008.  In the first quarter of 2009, the Company recorded an other-than-temporary impairment charge on two corporate debt securities in the amount of $32,000 with a deferred tax benefit of $13,000.

Financial Statement Index

The components of other comprehensive income (loss) are as follows:

	March 31,
(In thousands)		2009	2008

Net (loss) income	$	(805)	$564
Available for sale securities:
Net unrealized (losses) gains on securities		(1,184)	734
Reclassification adjustment for other-than-temporary impairment losses realized in noninterest income		32	--
Income tax benefit (expense)		430	(287)
		(722)	447

Total comprehensive (loss) income	$	(1,527)	$1,011

Note 9  Segments
Management regularly reviews the performance of the Company's operations on a reporting basis by legal entity.  The Company has two operating segments comprised of its subsidiaries, ANB and CB&T, for which there is discrete financial information available.  Both segments are engaged in providing financial services in their respective market areas and are similar in each of the following: the nature of their products, services, and processes; type or class of customer for their products and services; methods used to distribute their products or provide their services; and the nature of the banking regulatory environment.  The parent company is deemed to represent an overhead function rather than an operating segment and its financial information is presented as the "Other" category in the schedule below.

	Segment Results and Reconciliation
(Dollars in thousands)	The Adams National Bank	Consolidated Bank & Trust	Other (1)	Intercompany Eliminations	Consolidated Totals
For three months ended March 31, 2009:
Interest income	$3,925	$1,110	$--	$--	$5,035
Interest expense	1,381	229	154	--	1,764
Net interest income (expense)	2,544	881	(154)	--	3,271
Provision for loan losses	350	615	--	--	965
Noninterest income (loss)	292	103	(613)	588	370
Noninterest expense	2,957	918	168	(25)	4,018
Net (loss) income	(251)	(362)	(805)	613	(805)
Assets	303,201	89,964	39,165	(36,561)	395,769
Return (loss) on average assets - annualized	-0.32%	-1.62%	NM(2)	--	-0.79%
Return (loss) on average equity - annualized	-3.55%	-16.71%	NM(2)	--	-13.75%

(1) Amounts represent parent company before intercompany eliminations.
(2) Not considered a meaningful performance ratio for parent company.

Financial Statement Index

	Segment Results and Reconciliation
(Dollars in thousands)	The Adams National Bank	Consolidated Bank & Trust	Other (1)	Intercompany Eliminations	Consolidated Totals
For three months ended March 31, 2008:
Interest income	$5,364	$1,341	$--	$--	$6,705
Interest expense	2,409	386	70	--	2,865
Net interest income (expense)	2,955	955	(70)	--	3,840
Provision for loan losses	90	15	--	--	105
Noninterest income	330	103	689	(715)	407
Noninterest expense	2,148	959	141	(25)	3,223
Net income	632	57	564	(689)	564
Assets	341,164	87,582	37,057	(36,646)	429,157
Return on average assets - annualized	0.73%	0.26%	NM(2)	--	0.52%
Return on average equity - annualized	9.29%	2.52%	NM(2)	--	7.06%

(1) Amounts represent parent company before intercompany eliminations.
(2) Not considered a meaningful performance ratio for parent company.

Description of significant amounts included in the "Intercompany Eliminations" column in the segment report schedule are as follows:

(In thousands)	Three months ended March 31, 2009	Three months ended March 31, 2008
Noninterest income - elimination of parent company's undistributed loss (earnings) from subsidiaries	$613	$(689)
Net income - elimination of parent company's loss (earnings) from subsidiaries	$613	$(689)
Assets - elimination of parent company's investment in subsidiaries	$(36,594)	$(36,339)

Note 10  Fair Value Disclosures
Effective January 1, 2008, the Company adopted SFAS No. 157, Fair Value Measurement, which provides a framework for measuring fair value under generally accepted accounting principles.  SFAS No. 157 applies to all financial instruments that are being measured and reported on a fair value basis.  Nonfinancial assets and nonfinancial liabilities that are recognized and disclosed at fair value on a nonrecurring basis under SFAS No. 157 were delayed under FASB Staff Position (FSP) No. 157-2, Effective date of FASB Statement No. 157, to fiscal years beginning after November 15, 2008.  Accordingly, effective January 1, 2009, the Company began disclosing the fair value of Other Real Estate Owned (OREO) previously deferred under the provisions of this FSP.

SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.  A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability.  The price in the principal (or most advantageous) market used to measure the fair value of the asset or liability shall not be adjusted for transaction costs.  An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets and liabilities; it is not a forced transaction.  Market participants are buyers and sellers in the principal market that are independent, knowledgeable, able to transact and willing to transact.

Financial Statement Index

SFAS No. 157 requires the use of valuation techniques that are consistent with the market approach, the income approach and/or the cost approach.  The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets and liabilities.  The income approach uses valuation techniques to convert future amounts, such as cash flows or earnings, to a single present amount on a discounted basis.  The cost approach is based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).  Valuation techniques should be consistently applied.  Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability.  Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.  In that regard, SFAS No. 157 establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.  The fair value hierarchy is as follows:

Level 1 inputs	Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 inputs
Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.  These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speed, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means.

Level 3 inputs
Unobservable inputs for determining the fair values of assets or liabilities that reflect the Company’s own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

Financial Statement Index

The table below presents the Company’s balances of financial instruments measured at fair value on a recurring basis by level within the hierarchy at March 31, 2009 and December 31, 2008.

In thousands	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
March 31, 2009
Investment securities available for sale	$--	$60,905	$--	$60,905

December 31, 2008
Investment securities available for sale	$998	$61,816	$--	$62,814

The Company outsources the recordkeeping for investment securities held by ANB to FTN Financial and for those held by CB&T to Suntrust Robinson Humphrey. The fair value of securities grouped in Level 1 is based on the actual trade price. For securities categorized in Level 2, FTN used the Interactive Data Corporation (“IDC”) as a pricing source.  IDC’s evaluations are based on market data.  IDC utilizes evaluated pricing models that vary based by asset class and include available trade, bid, and other market information.  Generally, the methodology includes broker quotes, proprietary modes, vast descriptive terms and conditions databases, as well as extensive quality control programs.  FTN also used, as a valuation source, the FTN proprietary valuation Matrices model for the one municipal security included in Level 2.  The FTN Matrices model is used for valuing municipals.  The model includes a separate curve structure for the Bank-Qualified versus general market municipals.  The grouping of municipals are further broken down according to insurer, credit support, state of issuance, and rating to incorporate additional spreads and municipal curves.  Suntrust used the R Reuters DataScope for Fixed Income as the pricing source for CBT securities included in Level 2 in the table above.

The table below presents the Company’s balances of financial and non-financial instruments measured at fair value on a nonrecurring basis by level within the hierarchy at March 31, 2009 and December 31, 2008.

In thousands	Balance	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
March 31, 2009
Impaired loans	$28,625	$--	$22,527	$6,098
Other real estate owned	3,876	--	3,876	--

December 31, 2008
Impaired loans	$22,377	$--	$21,266	$1,111

Financial Statement Index

The fair value of impaired collateral dependent loans is derived in accordance with SFAS No. 114, Accounting by Creditors for Impairment of a Loan.  Fair value is determined based on the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. The value of real estate collateral is determined based on appraisal by qualified licensed appraisers hired by the Company. The valuation allowance for impaired loans is included in the allowance for loan losses in the consolidated balance sheets. The valuation allowance for impaired loans at March 31, 2009 was $9.8 million and $8.3 million at December 31, 2008.  During the three months ended March 31, 2009, the valuation allowance for impaired loans increased $1.5 million from $8.3 million at December 31, 2008.   The valuation allowance for the three months ended March 31, 2008 decreased $190,000 from $1.5 million at December 31, 2007.

Note 11  Recent Accounting Pronouncements
On April 9, 2009, the Financial Accounting Standards Board (FASB) issued three amendments to the fair value measurement, disclosure and other-than-temporary impairment standards:

• FASB Staff Position (FSP) No. FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly

• FSP No. FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments

• FSP No. FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments

FSP FAS 157-4 provides additional guidance on determining when the volume and level of activity for the asset or liability has significantly decreased.  The FSP also includes guidance on identifying circumstances when a transaction may not be considered orderly.  FSP FAS 157-4 provides a list of factors that a reporting entity should evaluate to determine whether there has been a significant decrease in the volume and level of activity for the asset or liability in relation to normal market activity for the asset or liability.  When the reporting entity concludes there has been a significant decrease in the volume and level of activity for the asset or liability, further analysis of the information from that market is needed and significant adjustments to the related prices may be necessary to estimate fair value in accordance with SFAS No. 157.

This FSP clarifies that when there has been a significant decrease in the volume and level of activity for the asset or liability, some transactions may not be orderly.  In those situations, the entity must evaluate the weight of the evidence to determine whether the transaction is orderly. The FSP provides a list of circumstances that may indicate that a transaction is not orderly.  A transaction price that is not associated with an orderly transaction is given little, if any, weight when estimating fair value.

FSP FAS 115-2 and FAS 124-2 clarifies the interaction of the factors that should be considered when determining whether a debt security is other-than-temporarily impaired.  For debt securities, management must assess whether (a) it has the intent to sell the security and (b) it is more likely than not that it will be required to sell the security prior to its anticipated recovery. These steps are done before assessing whether the entity will recover the cost basis of the investment.  Previously, this assessment required management to assert it has both the intent and the ability to hold a security for a period of time sufficient to allow for an anticipated recovery in fair value to avoid recognizing an other-than-temporary impairment. This change does not affect the need to forecast recovery of the value of the security through either cash flows or market price.

Financial Statement Index

In instances when a determination is made that an other-than-temporary impairment exists but the investor does not intend to sell the debt security and it is not more likely than not that it will be required to sell the debt security prior to its anticipated recovery, FSP FAS 115-2 and FAS 124-2 changes the presentation and amount of the other-than-temporary impairment recognized in the income statement.  The other-than-temporary impairment is separated into (a) the amount of the total other-than-temporary impairment related to a decrease in cash flows expected to be collected from the debt security (the credit loss) and (b) the amount of the total other-than-temporary impairment related to all other factors. The amount of the total other-than-temporary impairment related to the credit loss is recognized in earnings.  The amount of the total other-than-temporary impairment related to all other factors is recognized in other comprehensive income.

FSP FAS 107-1 and APB 28-1 amends FASB Statement No. 107, Disclosures about Fair Value of Financial Instruments, to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. This FSP also amends APB Opinion No. 28, Interim Financial Reporting, to require those disclosures in summarized financial information at interim reporting periods.

All three FSPs discussed herein include substantial additional disclosure requirements. The effective date for these new standards is the same: interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009.  However, early adoption is allowed only if certain FSPs are early adopted together.  The Company has chosen not to early adopt.  Management is currently evaluating the effect the adoption of these FSPs will have on the financial condition and results of operations of the Company.

Annex I

AGREEMENT OF MERGER

THIS AGREEMENT OF MERGER (hereinafter sometimes referred to as the "Agreement”), made and entered into as of the 30th day of December, 2008, by and between PREMIER FINANCIAL BANCORP INC. (“Premier”) and ABIGAIL ADAMS NATIONAL BANCORP, INC. (“Adams”);

W I T N E S S E T H:

WHEREAS, Premier is a corporation duly organized and validly existing under the laws of the Commonwealth of Kentucky and a registered bank holding company, with its principal executive office and place of business located in the City of Huntington, County of Cabell and State of West Virginia, with authorized capital stock consisting of 10,000,000 common shares, no par value per share (“Premier Common Stock”), of which 6,392,772 shares are currently outstanding and 1,000,000 preferred shares, no par value per share, none of which are currently outstanding (“Premier Preferred Stock”); and

WHEREAS, Adams is a corporation duly organized and validly existing under the laws of the State of Delaware and a registered bank holding company, with its principal executive office and place of business located in Washington, D.C., with authorized capital stock consisting of 5,000,000 common shares, par value $0.01 per share (“Adams Common Stock”), of which 3,463,569 shares are currently outstanding; and

WHEREAS, Premier and Adams have agreed to the merger of Adams with Interim Company (defined below) so that upon consummation of the merger Adams will be a wholly-owned subsidiary of Premier; and

WHEREAS, the Board of Directors of Premier has approved this Agreement, authorized the execution hereof in counterparts, and directed that it be submitted to its shareholders for approval, ratification and confirmation; and

WHEREAS, the Board of Directors of Adams has approved this Agreement, authorized the execution hereof in counterparts, and directed that it be submitted to its shareholders for approval, ratification and confirmation; and

WHEREAS, Premier has agreed to cause a new Delaware corporation to be organized which shall be named Adams Acquisition Company, or such other name as Premier may determine (“Interim Company”), with its initial principal office and place of business to be located in Washington, D.C., and all shares of its capital stock to be owned by Premier; and

WHEREAS, Premier has agreed to cause Interim Company to approve this Agreement and authorize the execution of an Adoption Agreement substantially in the form attached hereto as “Exhibit A” which is incorporated herein by reference.

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NOW, THEREFORE, in consideration of the foregoing premises, which are not mere recitals but an integral part hereof, and in consideration of the mutual agreements hereinafter set forth, the parties hereto agree as follows:

Section 1.     Merger

1.1           General Effect of Merger; Assets.  At the Effective Time (hereinafter defined in Section 7.2), Interim Company shall merge with and into Adams (the “Merger”) under the charter of Adams pursuant to the provisions of and with the effect provided in the Delaware General Corporation Law.  Adams shall be (and is hereinafter called when reference is made to it at and after the consummation of the Merger) the “Surviving Company”.  At the Effective Time of the Merger, the corporate existence of Interim Company shall cease.  The Surviving Company shall thereupon and thereafter possess all of the rights, privileges, immunities and franchises, of a public as well as of a private nature, of the Interim Company and Adams; and all property, real, personal and mixed, and all debts due on whatever account, including subscriptions to shares, if any, and all other choses in action, and all and every other interest of or belonging to or due to the Interim Company and Adams, and each of them, shall be deemed to be transferred to and vested in the Surviving Company without further act or deed; and the title to any real estate, or any interest therein, vested in the Interim Company and Adams and each of them, before the Merger, shall not revert or in any way be impaired by reason of the Merger.

1.2           Liabilities of Surviving Company.  From and after the Effective Time of the Merger, the Surviving Company shall be liable for all liabilities of Adams and Interim Company and all deposits, debts, liabilities, obligations and contracts of Adams and Interim Company, respectively, matured or unmatured, whether accrued, absolute, contingent or otherwise, and whether or not reflected or reserved against on balance sheets, books of account or records of Adams or Interim Company, as the case may be, shall be those of and are hereby expressly assumed by the Surviving Company and shall not be released or impaired by the Merger, and all rights of creditors and other obligees and all liens on property of either Adams or Interim Company shall be preserved unimpaired, and the Surviving Company shall have all rights and shall be liable for all obligations of Adams under all employee benefit plans and arrangements of Adams and such plans and related trusts shall continue in effect without any interruption or termination unless and until changed as therein or by law provided or permitted or as mutually agreed to by the parties hereto.

1.3           Name, Directors and Officers of Surviving Company.  The Articles of Incorporation and the By-laws of Adams in effect immediately prior to the Effective Time shall be the Articles of Incorporation and By-laws of the Surviving Company until changed as therein or by law provided.  Until changed by the shareholder or Board of Directors of Surviving Company, as the case may be, the directors and officers of the Surviving Company at the Effective Time shall be those persons who are directors and officers respectively of Adams immediately before the Effective Time.  The committees of the Board of Directors of the Surviving Company at the Effective Time shall be the same as and shall be composed of the same persons who are serving on committees appointed by the Board of Directors of Adams as they exist immediately before the Effective Time.  The committees of officers of the Surviving Company at the Effective Time shall be the same as and shall be composed of the same officers who are serving on the committees of officers of Adams as they exist immediately before the Effective Time.

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1.4           Offices, Policies of Surviving Company.  Until changed by the Board of Directors of the Surviving Company, from and after the Effective Time, the business and location of the Surviving Company shall be the same as that of Adams.  Unless contrary to law, all corporate acts, plans, policies, applications, agreements, loan commitments, orders, registrations, licenses, approvals and authorizations of Adams and Interim Company, their respective shareholders, boards of directors, committees elected or appointed by their boards of directors, officers and agents, which were valid and effective immediately before the Effective Time shall be taken for all purposes at and after the Effective Time as the acts, plans, policies, applications, agreements, orders, registrations, licenses, approvals, and authorizations of Surviving Company and shall be effective and binding thereon as the same were with respect to Adams and Interim Company immediately before the Effective Time.

1.5           Capital Structure of Surviving Company.  The capital structure of the Surviving Company shall be the same as the capital structure of Adams.

1.6           Change in Method of Effecting Acquisition.  Premier may at any time prior to the Effective Time change the method of effecting the combination with Adams (including, without limitation, the provisions of this Section 1 if and to the extent it deems such change to be necessary, appropriate or desirable; however, that no such change shall (i) alter or change the amount or kind of Merger Consideration (as hereinafter defined), (ii) adversely affect the tax treatment of Adams’ stockholders as a result of receiving the Merger Consideration or (iii) materially impede or delay consummation of the transactions contemplated by this Agreement; and provided further, that Premier shall provide Adams prior written notice of such change and the reasons therefore.

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Section 2.     Conversion, Exchange and Cancellation of Shares

2.1           General.  The manner of converting and exchanging Adams Common Stock, all of which is represented by outstanding share certificates, into Premier Common Stock shall be as hereinafter provided in this Section 2.

2.2           Stock Consideration and Payment for Fractional Shares.

(a)           Each holder of a share of Adams Common Stock (other than those shares of Adams Common Stock for which appraisal rights are available and which have been perfected pursuant to the Delaware General Corporation Law), shall receive in respect thereof, subject to the limitations set forth in this Agreement, 0.4461 shares of Premier Common Stock (the “Merger Consideration”) for each share of Adams Common Stock.

(b)           Outstanding Premier Stock.  Each share of Premier Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and unaffected by the Merger.

(c)           Treasury Shares.  Each share of Adams Common Stock held as Treasury Stock immediately prior to the Effective Time shall be canceled and retired at the Effective Time and no consideration shall be issued in exchange therefore.

2.3           Manner of Exchange.  After the Effective Time of the Merger, except for persons who may have dissenters’ rights pursuant to Delaware General Corporation Law and who exercise any rights they may have as dissenting shareholders of Adams, if any, each holder of a certificate theretofore evidencing outstanding shares of Adams Common Stock, upon surrender of such certificate, accompanied by a Letter of Transmittal, to Premier shall be entitled to receive in exchange therefor a certificate or certificates representing the number of full shares of Premier Common Stock for which shares of Adams Common Stock theretofore represented by the certificate or certificates so surrendered shall have been exchanged as provided in this Section 2.  Premier, or its Exchange Agent shall mail such Letter of Transmittal to Adams Stockholders no later than three (3) business days after the Effective Time.  Until so surrendered, each outstanding certificate which, prior to the Effective Time of the Merger, represented Adams Common Stock will be deemed to evidence the right to receive the number of full shares of Premier Common Stock into which the shares of Adams Common Stock represented thereby may be converted, and will be deemed for all corporate purposes of Premier to evidence ownership of the number of full shares of Premier Common Stock into which the shares of Adams Common Stock represented thereby were converted.  Until such outstanding certificates formerly representing Adams Common Stock are surrendered, no dividend payable to holders of record of Premier Common Stock for any period as of any date subsequent to the Effective Time of the Merger shall be paid to the holder of such outstanding certificates in respect thereof.  After the Effective Time of the Merger there shall be no further registry of transfers on the records of Adams of shares of Adams Common Stock.  Upon surrender of certificates of Adams Common Stock for exchange for Premier Common Stock, there shall be paid to the record holder of the certificates of Premier Common Stock issued in exchange therefor (i) the amount of dividends theretofore paid with respect to such full shares of Premier Common Stock as of any record date subsequent to the Effective Time of the Merger which have not yet been paid to a public official pursuant to abandoned property laws and (ii) at the appropriate payment date the amount of dividends with a record date after the Effective Time of the Merger, but prior to surrender and a payment date subsequent to surrender.  No interest shall be payable with respect to such dividends upon surrender of outstanding certificates.

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2.4           Fractional Shares.  Premier will not issue fractional shares or fractional share certificates, but in lieu of the issuance of fractional shares will pay cash, without interest, to any Adams shareholder otherwise entitled to receive such fractional shares.  The amount of such cash payment will be determined by multiplying the fractional share interest to which an Adams shareholder would otherwise be entitled by Eight and 07/100 Dollars ($8.07).  Payment for fractional shares will be made with respect to each shareholder at the time such shareholder’s certificates of Adams Common Stock are exchanged.

2.5           Lost Certificates.  If a certificate evidencing outstanding shares of Adams Common Stock is lost, stolen or destroyed, the registered owner thereof shall be entitled to receive the Premier  certificate and cash, without interest, to which he would otherwise be entitled on exchange of such certificate, by notifying Premier in writing of such lost, stolen or destroyed certificate and giving Premier evidence of loss and a bond sufficient to indemnify Premier against any claim that may be made against it on account of the alleged lost, stolen and destroyed certificate and the issuance of the certificate and cash.

2.6           Stock Options.

(a)           At the Effective Time, all options granted by Adams ("Adams Options") to purchase shares of Adams Common Stock which are outstanding and unexercised immediately prior thereto shall be converted, in their entirety, automatically into options to purchase shares of Premier Common Stock (the "Continuing Options") in an amount and at an exercise price determined as provided below (and otherwise subject to the terms of Adams’ 2003 Stock Based Incentive Plan (the "Adams Stock Plan")):

(1)
The number of shares of Adams Common Stock to be subject to the Continuing Options shall be equal to the product of the number of shares of Adams Common Stock subject to the Adams Options and .4461, provided that any fractional shares of Premier Common Stock resulting from such multiplication shall be rounded down to the nearest share; and

(2)
The exercise price per share of Premier Common Stock under the Continuing Options shall be equal to the exercise price per share of Adams Common Stock under the Adams Options divided by .4461, provided that such exercise price shall be rounded up to the nearest cent.

The adjustment provided herein with respect to any options which are "incentive stock options" (as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code")) shall be and is intended to be effected in a manner which is consistent with Section 424(a) of the Code. The duration and other terms of the Continuing Options shall be the same as the Adams Options, except that all references to Adams shall be deemed to be references to Premier.

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(b)           At all times after the Effective Time, Premier shall reserve for issuance such number of shares of Premier Common Stock as necessary so as to permit the exercise of Continuing Options in the manner contemplated by this Agreement and in the instruments pursuant to which such options were granted.  Shares of Premier Common Stock issuable upon exercise of Continuing Options shall be covered by an effective registration statement on Form S-8, and Premier shall file a registration statement on Form S-8 covering such shares as soon as practicable after the Effective Time, but in no event later than 30 days after the Effective Time.

(c)           Continuing Options may be exercised in accordance with the terms of the Adams Options in effect immediately prior to the Effective Time, subject to applicable law and regulation.

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Section 3.    Representations, Warranties and Covenants of Premier

Standard.  No representation or warranty of Premier contained in Section 3 or of Adams contained in Section 4 shall be deemed untrue, inaccurate or incorrect for any purpose under this Agreement, and no party hereto shall be deemed to have breached a representation or warranty for any purpose under this Agreement, in any case as a consequence of the existence or absence of any fact, circumstance or event unless such fact, circumstance or event, individually or when taken together with all other facts, circumstances or events inconsistent with any representations or warranties contained in Section 3, in the case of Premier, or Section 4, in the case of Adams, has had or would reasonable by expected to have a Material Adverse Effect with respect to Premier or a Material Adverse Effect with respect to Adams, (disregarding for purposes of Section 3 and Section 4 all qualifications or limitations set forth in any representations or warranties as to “materiality,” “Material Adverse Effect,” and words of similar import).  Notwithstanding the immediately preceding sentence, the representations and warranties contained in Section 3.2 and Section 4.2 shall be deemed untrue and incorrect if not true and correct except to a de minimis extent.

Except as disclosed in the Disclosure Letter (as defined in Section 12.15), Premier hereby represents and warrants to and covenants with Adams that:

3.1           Organization, Standing and Authority.  Premier is a corporation validly existing and in good standing under the laws of the Commonwealth of Kentucky, and is a duly registered bank holding company under the provisions of the Bank Holding Company Act of 1956, as amended.  Premier has the corporate power to execute and deliver this Agreement, and has taken all action required by law, its Articles of Incorporation, its By-laws or otherwise, to authorize such execution and delivery, the Merger and the consummation of the transactions contemplated hereby, and this Agreement is a valid and binding agreement of Premier in accordance with its terms, subject only to the requirement of ratification, confirmation and approval by Premier’s shareholders.  At the Effective Time, Premier will have corporate power to carry on its business as then to be conducted and will be qualified to do business in every jurisdiction in which the character and location of the assets to be owned by it or the nature of the business to be transacted by it require qualification.

3.2           Capital Structure.  The authorized capital stock of Premier consists of 10,000,000 shares of Premier Common Stock, of which 6,392,772 shares are currently issued and outstanding and 1,000,000 shares of Premier Preferred Stock, none of which are currently issued and outstanding.  All of such shares are fully paid and non-assessable.  Premier does not have any other shares of Premier Common Stock or Premier Preferred Stock or any other capital stock issued or outstanding.  Premier does not have any outstanding subscriptions, options or other agreements or commitments obligating it to issue shares of its capital stock except that (i) Premier has reserved 511,000 shares of Premier Common Stock to be issued upon the exercise of stock options granted to certain Premier employees and (ii) Premier has applied to participate in the Capital Purchase Program (“CPP”) of the U.S. Department of the Treasury, which application, if approved and consummated, will result in the issuance of up to $24,087,000 of Premier Preferred Stock and warrants for the purchase of Premier Common Stock with an aggregate market price equal to 15% of such Premier Preferred Stock.

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As of September 30, 2008, 195,549 option grants for Premier Common Stock were outstanding, of which 117,433 were immediately exercisable.  Neither the holders of Premier Common Stock or Premier Preferred Stock have any preemptive rights with respect to the issuance of additional authorized shares of Premier Common Stock.  Nothing in this Agreement shall prohibit or impair the ability and right of Premier to increase its authorized capital stock, or issue or agree to commit to issue additional shares of its capital stock, and any increase in authorized capital stock, or issuance, or agreement or commitment to issue, additional shares of Premier Common Stock (other than an issuance, or agreement or commitment to issue, resulting from a stock dividend, stock split, or reverse stock split) shall not alter or affect the Merger Consideration set forth in Section 2.2 hereof.

3.3           Premier Subsidiaries.  At the date of this Agreement, Premier has six (6) state bank subsidiaries, and one (1) non-banking/non-holding company subsidiary, as follows:

(a)  Premier State Banks:

Citizens Deposit Bank and Trust, Inc.;
Farmers Deposit Bank, Eminence, Kentucky;
Ohio River Bank, Inc.;
First Central Bank, Inc.;
Boone County Bank, Inc.; and
Traders Bank, Inc.

hereinafter referred to as “Premier State Banks”.

(b) Premier has one (1) non-bank/non-bank holding company subsidiary:

Mt. Vernon Financial Holdings, Inc.

hereinafter referred to as the “Premier Non-Bank Subsidiary”.

The Premier State Banks and Premier Non-Bank Subsidiary are hereinafter jointly referred to as the “Premier Subsidiaries”.

Except for the Premier State Banks and Premier Non-Bank Subsidiary, Premier has no subsidiaries.

Each of the Premier State Banks is a banking corporation, duly organized, validly existing under the laws of either the State of West Virginia or Ohio, or the Commonwealth of Kentucky, and has the corporate power and is duly authorized to own all of its properties and assets and to carry on its business as is now being conducted.  The Premier Non-Bank Subsidiary is a corporation, validly existing under the laws of the Commonwealth of Kentucky, and has the corporate power and is duly authorized to own all of its properties and assets and to carry on its business as is now being conducted.  Premier owns all of the issued and outstanding capital stock of each of the Premier Subsidiaries, free and clear of any liens, claims, security interest, encumbrances, charges or rights of third parties of any kind whatsoever, except that (i) all of Premier’s 100% interest in Boone County Bank is pledged as collateral for a $11,550,000 loan from First Guaranty Bank of Hammond, Louisiana and (ii) all of Premier’s 100% interest in Farmers Deposit Bank and Citizens Deposit Bank are pledged as collateral for a $6,500,000 loan and a $3,000,000 line of credit from The Bankers’ Bank of Kentucky, Inc. of Frankfort, Kentucky.

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Nothing in this Agreement shall prohibit or impair the ability and right of Premier or any Premier Subsidiary to create or acquire, or agree to create or acquire, any other subsidiaries or entities or to acquire, consolidate or merge with any other company, corporation, bank or banking association, or to acquire or establish any branch prior to the Effective Time, provided however that none of the transactions described in this paragraph shall adversely affect Premier’s ability to fulfill its obligations under this Agreement or result in the imposition of a burdensome condition by a regulatory authority.

3.4           Authority.  The execution and delivery of this Agreement do not, and the consummation of the Merger and transactions contemplated hereby will not, violate any provision of the Articles of Incorporation or By-laws of Premier, or any provision of, or result in the acceleration of any obligation under, any material mortgage, deed of trust, note, lien, lease, franchise, license, permit, agreement, instrument, order, arbitration award, judgment, injunction or decree, or result in the termination of any material license, franchise, lease, or permit to which Premier is a party or by which it is bound, and will not violate or conflict with any other material restriction of any kind or character to which Premier is subject.

3.5           Premier Financial Statements.  Premier has delivered to Adams prior to the execution of this Agreement copies of the following financial statements of Premier (which, together with all future financial statements to be furnished are collectively referred to herein as the “Premier Financial Statements”): the audited Consolidated Balance Sheets of Premier as of December 31, 2007, December 31, 2006 and December 31, 2005, and the related Consolidated Statements of Income, Consolidated Statements of Cash Flows and of Consolidated Statements of Changes in Shareholders’ Equity for the years then ended, and the notes thereto.  The Premier Financial Statements (as of the dates thereof and for the periods covered thereby):

(a)           are in accordance with the books and records of Premier, which are complete and correct in all material respects that are required by generally accepted accounting principles (except as otherwise required or approved by applicable regulatory authorities or by applicable law) and which have been maintained in accordance with good business practices; and

(b)           present fairly, in all material respects, the financial position and results of operations and cash flows of Premier as of the dates and for the periods indicated, in accordance with generally accepted accounting principles (except as otherwise required or approved by applicable regulatory authorities or by applicable law), applied on a basis consistent with prior years, and do not fail to disclose any material extraordinary or out-of-period items.

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Premier’s unaudited Balance Sheet and the related unaudited Statements of Income and Statements of Changes in Cash Flows, for the calendar quarter and year-to-date periods ended September 30, 2008, and for each calendar quarter thereafter until the Effective Time, all of which Premier shall deliver to Adams as soon as practicable, will be prepared in accordance with accounting principals consistently applied and will fairly present Premier’s financial condition and results of operations as of such date and for such periods, except for footnote disclosures, which generally do not include all of the disclosures normally required for annual financial statements.

3.6           Allowance for Possible Loan Losses.  The allowance for possible loan losses shown on the Consolidated Balance Sheet of Premier as of December 31, 2007, and September 30, 2008, has been established and is adequate in all material respects under the requirements of generally accepted accounting principles to provide for possible losses, net of recoveries relating to loans previously charged off, on loans outstanding (including accrued interest receivable) as of December 31, 2007 and September 30, 2008 respectively.

3.7           Accuracy of Annual Reports.  The annual reports of Premier to its shareholders for the years 2007, 2006 and 2005 heretofore delivered to Adams do not contain as of the dates thereof any untrue statement of material fact or omit to state any material fact necessary to make the statements therein not misleading.

3.8           Absence of Undisclosed Liabilities.  At December 31, 2007 and September 30, 2008, none of Premier or the Premier Subsidiaries had any obligation or liability (contingent or otherwise) which was material, or which when combined with all similar obligations or liabilities would have been material, to Premier (i) except as disclosed in the Premier Financial Statements and (ii) except, in the case of any of the Premier State Banks, for unfunded loan commitments made in the ordinary course of their respective businesses and consistent with generally accepted banking practices; nor does there exist a set of circumstances resulting from transactions effected or events occurring on or prior to December 31, 2007, or from any action omitted to be taken during such period that, to the knowledge of Premier, could reasonably be expected to result in any such material obligation or liability, except as disclosed or provided for in the Premier Financial Statements.  The amounts set up as liabilities for taxes in the Premier Financial Statements are sufficient for the payment of all respective taxes (including, without limitation, federal, state, local and foreign excise, franchise, property, payroll, income, capital stock and sales and use taxes) accrued in accordance with generally accepted accounting principles and unpaid at December 31, 2007.  Since December 31, 2007, none of Premier or the Premier Subsidiaries has incurred or paid any obligation or liability which would be material (on a consolidated basis) to Premier, except for obligations incurred or paid in connection with transactions by it in the ordinary course of its business consistent with generally accepted banking practices and except as disclosed herein.

3.9           Tax Matters.

(a)           All federal, state, local and foreign tax returns, (including, without limitation, estimated tax returns, withholding tax returns with respect to employees, and FICA and FUTA returns) required to be filed by or on behalf of any of Premier or the Premier Subsidiaries have been timely filed or requests for extensions have been timely filed, granted and have not expired and all returns filed are complete and accurate to the best information and belief of Premier management.  All taxes shown on filed returns have been paid.  As of the date hereof, and as of the Effective Time, there is no audit examination, deficiency or refund litigation or matter in controversy with respect to any taxes that might result in a determination adverse to any of Premier or the Premier Subsidiaries, except as reserved against in the Premier Financial Statements, or as previously disclosed to Adams in writing.  All taxes, interest, additions and penalties due with respect to completed and settled examinations or concluded litigation have been paid.

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(b)           None of Premier or the Premier Subsidiaries has executed an extension or waiver of any statute of limitations on the assessment or collection of any tax due that is currently in effect.

(c)           To the extent any federal, state, local or foreign taxes are due from any of Premier or the Premier Subsidiaries for the period or periods beginning January 1, 2008, or thereafter through and including the Effective Time, adequate provision on an estimated basis has been or will be made for the payment of such taxes by establishment of appropriate tax liability accounts on the last monthly financial statements of Premier or the Premier Subsidiaries prepared before the Effective Time.

(d)           Deferred taxes of Premier or the Premier Subsidiaries have been provided for in accordance with generally accepted accounting principles.

3.10           Loans.  Except as disclosed or provided for in the Premier Financial Statements, to the best knowledge and belief of its management, each loan reflected as an asset of any Premier State Bank in the Premier Financial Statements as of December 31, 2007, or acquired since that date, is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, was made in the ordinary course of business, was not known to be uncollectible at the time it was made and was made in accordance with the standard loan policies of such lending bank, and no loan having an unpaid balance (principal and accrued interest) in excess of $500,000.00 is subject to any asserted defense, offset or counterclaim known to Premier.

3.11           Properties.  Except as disclosed in the Premier Financial Statements, Premier and the Premier Subsidiaries have good and marketable title, free and clear of all material liens, encumbrances, charges, defaults or equities of whatever character, to all of the respective properties and assets, tangible or intangible, whether real, personal or mixed, reflected in the Premier Financial Statements as being owned by them at December 31, 2007 or acquired by them after December 31, 2007.  To the best knowledge and belief of Premier management, all buildings, and all fixtures, equipment and other property and assets which in the opinion of management are material to its business on a consolidated basis, held under leases or subleases by any of Premier and the Premier Subsidiaries, as the case may be, are held under valid instruments enforceable in accordance with their respective terms (except as previously disclosed in writing to Adams and except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceedings may be brought).

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3.12           Compliance with Laws.  Premier and each of the respective Premier Subsidiaries:

(a)           is in compliance with all laws, regulations, reporting and licensing requirements and orders applicable to its business or any of its employees (because of such employee’s activities on behalf of it), the breach or violation of which could have a material adverse effect on such business; and

(b)           has received no notification from any agency or department of federal, state or local government or regulatory authorities or the staff thereof asserting that any such entity is not in compliance with any of the statutes, regulations, rules or ordinances which such governmental authority or regulatory authority enforces, or threatening to revoke any license, franchise, permit or governmental authorization, and is subject to no agreement with any regulatory authorities with respect to its assets or business.

3.13           Employee Benefit Plans.  With respect to any plan or arrangement of Premier or any Premier Subsidiary which constitutes an employee benefit within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”):

(a)           All “employee benefit plans”, as defined in Section 3(3) of ERISA, which cover one or more employees employed by any of Premier or any Premier Subsidiary (each individually, a “Plan”, and collectively, the “Plans”) comply in all material respects with ERISA and, where applicable for tax-qualified or tax-favored treatment, with the Internal Revenue Code of 1986.  As of December 31, 2007, none of Premier or any Premier Subsidiary had any material liability under any Plan that is not reflected on the audited statements of financial condition of Premier or the unaudited balance sheets of the Premier Subsidiaries, as of such date, or in the notes thereto (other than such normally unrecorded liabilities under the Plans for sick leave, holiday, education, bonus, vacation, incentive compensation and anniversary awards, provided that such liabilities are not in any event material).  Neither the Plans nor any trustee or administrator thereof has engaged in a “prohibited transaction” within the meaning of Section 406 of ERISA or, where applicable, Section 4975 of the Internal Revenue Code of 1986 for which no exemption is applicable, nor have there been any “reportable events” within the meaning of Section 4043 of ERISA for which the 30-day notice therefor has not been waived.

(b)           No litigation is pending against any Plan or plan fiduciary seeking the payment of benefits or alleging a breach of trust or fiduciary duty by any plan fiduciary.

(c)           Neither Premier nor any Premier Subsidiary is a party to any multiemployer pension plan as defined in Section 414(f) of the Internal Revenue Code of 1986 and Section 3(37) of ERISA.

3.14           Commitments and Contracts.   Neither Premier nor any Premier Subsidiary is a party or subject to any of the following (whether written or oral, express or implied):

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 (i)           any employment contract or understanding (including any understandings or obligations with respect to severance or termination pay liabilities or fringe benefits) with any present or former officer, director, employee or consultant;

(ii)           any plan, contract or understanding providing for bonuses, pensions, options, deferred compensation, retirement payments, profit sharing or similar understandings with respect to any present or former officer, director or consultant;

(iii)           any contract or agreement with any labor union;

(iv)           any contract not made in the ordinary course of business containing covenants limiting the freedom of Premier or any Premier Subsidiary to compete in any line of business or with any person or involving any restriction of the area in which, or method by which, Premier or any Premier Subsidiary will carry on its business (other than as may be required by law or applicable regulatory authorities).

3.15           Labor.  No work stoppage involving Premier or any Premier Subsidiary is pending or, to the best Premier’s knowledge, threatened.  Neither Premier nor any Premier Subsidiary is involved in, or threatened with or affected by, any labor dispute, arbitration, lawsuit or administrative proceeding which could materially and adversely affect the business of Premier or any Premier Subsidiary.  Employees of Premier or any Premier Subsidiary are not represented by any labor union nor are any collective bargaining agreements otherwise in effect with respect to such employees.

3.16           Material Contracts Furnished.  Premier has made available to Adams true and complete copies of all material contracts, leases and other agreements to which Premier or any Premier Subsidiary are parties or by which they are bound and of all employment, pension, retirement, stock option, profit sharing and deferred compensation, consultant, bonus, group insurance or similar plans with respect to any of the directors, officers, or other employees of Premier or any Premier Subsidiary.

3.17           Material Contracts.  Except as is otherwise provided in this Agreement, none of Premier or the Premier Subsidiaries, nor any of their respective assets, businesses or operations is, as of the date hereof, a party to, or is bound or affected by, or receives benefits under, (i) any material agreement, arrangement or commitment not cancellable by it without penalty, other than agreements, arrangements or commitments entered into in the ordinary course of its business and negotiated on an arms-length basis, or (ii) any material agreement, arrangement or commitment relating to the employment, election or retention in office of any director or officer other than agreements, arrangements or commitments entered into in the ordinary course of its business and negotiated on an arms-length basis.

3.18           Material Contract Defaults.  None of Premier or the Premier Subsidiaries is in default in any material respect under any material contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which it is a party or by which its respective assets, business or operations may be bound or affected or under which it or its respective assets, business or operations receive benefits, and there has not occurred any event which with the lapse of time or the giving of notice or both would constitute such a default.

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3.19           Legal Proceedings.  There are no actions, suits or proceedings instituted or pending, or to the best knowledge of Premier, threatened (or unasserted but considered probable of assertion and which if asserted would have at least a reasonable probability of an unfavorable outcome), including eminent domain proceedings, against or relating to any of Premier or the Premier Subsidiaries, respectively, or against any property, asset, interest or right of any of them, that could have a material and adverse effect on the condition (financial or other, present or prospective), business, properties, assets, operations, liabilities or prospects of Premier or any of the Premier Subsidiaries, respectively, or that threaten or would impede the consummation of the transactions contemplated by this Agreement.  None of Premier or the Premier Subsidiaries is a party to any agreement or instrument or is subject to any charter or other corporate restriction or any judgment, order, writ, injunction, stay, decree, rule, regulation, code or ordinance that threatens or might impede the consummation of the transactions contemplated by this Agreement.

3.20           Absence of Certain Changes or Events.  Since December 31, 2007, none of Premier or the Premier Subsidiaries has:  (i) incurred any material liability, except in the ordinary course of its business, and except as permitted pursuant to this Agreement; (ii) suffered any material adverse change in its business, operations, assets or condition (financial or other); or (iii) failed to operate its business consistent with generally acceptable banking practice.

3.21           Reports.  Since January 1, 2008, each of Premier and the Premier Subsidiaries has filed all reports and statements, together with any amendments required to be made with respect thereto, which they were required to file with:  (i) the Securities and Exchange Commission, including, but not limited to, Forms 10-K, Forms 10-Q, Forms 8-K and proxy statements; (ii) the Board of Governors of the Federal Reserve System; (iii) the Office of the Comptroller of the Currency; (iv) the Federal Deposit Insurance Corporation; (v) the West Virginia Department of Banking; (vi) the Kentucky Office of Financial Institutions; (vii) the Ohio Department of Banking; and (viii) any other governmental agency or regulatory authority having jurisdiction over its operations.  Each of such reports and documents, including the financial statements, exhibits and schedules thereto, and each other document delivered to Adams by Premier does not contain any statement which, at the time and in the light of the circumstances under which it was made, is false or misleading with respect to any material fact or which omits to state any material fact necessary in order to make the statements contained therein not false or misleading.

3.22           Investments.   Except as incurred in the ordinary course of business as heretofore conducted all securities owned by Premier and the Premier Subsidiaries of record and beneficially are free and clear of all mortgages, liens, pledges and encumbrances.  Any securities owned of record by Premier and the Premier Subsidiaries in an amount equal to 5% or more of the issued and outstanding voting securities of the issuer have been previously disclosed to Adams in writing.  There are no voting trusts or other agreements or undertakings with respect to the voting of such securities.

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3.23           Securities Portfolio.   Since December 31, 2007, there have been no material changes in the quality of Premier’s or any of the Premier Banks’ portfolios of securities.

3.24           Environmental Matters.  To the knowledge of Premier, neither Premier nor any Premier Subsidiary nor any properties owned or operated by Premier or any Premier Subsidiary has been or is in violation of or liable under any Environmental Law (as hereinafter defined).  There are no actions, suits or proceedings, or demands, claims, notices or investigations (including, without limitation notices, demand letters or requests for information from any environmental agency) instituted or pending, or to the best knowledge of Premier’s management, threatened relating to the liability of any properties owned or operated by Premier or any Premier Subsidiary under any Environmental Law.  “Environmental Law” means any federal, state, local or foreign law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, judgment, decree, injunction or agreement with any regulatory authority relating to (i) the protection, preservation or restoration of the environment (including, without limitation, air, water vapor, surface water, ground water, drinking water supply, surface soil, sub-surface soil, plant and animal life or any other natural resource) and/or (ii) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of any substance presently listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated, whether by type or by quantity, including any material containing any such substance as a component.

3.25           Preparation of Registration Statement on Form S-4/Accuracy of Proxy Statement.  Premier at its sole cost and expense shall prepare and file with the Securities and Exchange Commission a Registration Statement on Form S-4 relating to the shares of Premier Common Stock to be issued to Adams shareholders and the shares underlying the Adams options.  The material which refers to Premier and which will be submitted by Premier for inclusion in the proxy statement referred to in Section 10 hereof, or in any amendment or supplement thereto, mailed to the holders of Adams Common Stock and Premier Common Stock will not contain any untrue statements of material fact or omit to state any material fact required to be stated therein or necessary to make the statements contained therein not misleading.

3.26           Interim Company Formation; Adoption Agreement.  Premier at its sole cost and expense shall cause to be organized Interim Company as a Delaware corporation and shall cause Interim Company to execute and enter into an Adoption Agreement in substantially the form attached hereto as “Exhibit A” and a Plan of Merger in substantially the form annexed hereto as “Exhibit B” and cause Interim Company to take such action as is provided in this Agreement or in said Adoption Agreement or Plan of Merger upon Interim Company’s part to be taken.  Immediately prior to the Effective Time, Premier will own all of the issued and outstanding shares of Interim Company’s capital stock.

3.27           Filing of Application to Merge.  Premier at its sole cost and expense shall cause to be filed with the Federal Reserve Board, Office of the Comptroller of the Currency, West Virginia Board of Banking and Financial Institutions and the Bureau of Financial Institutions of the Commonwealth of Virginia, State Corporation Commission an application to merge Adams and Interim Company, and shall cause Interim Company to take such action as is provided in this Agreement upon Interim Company’s part to be taken.

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3.28           Best Efforts.  On or prior to the Closing Date (hereinafter defined in Section 7.1 hereof), Premier will, to the extent permitted by applicable laws, rules and regulations, take such actions, and execute and deliver all such agreements, documents, certificates or amendments to this Agreement as may be necessary or desirable to effectuate the provisions and intent of this Agreement.

3.29           Conduct of Business - Acquisitions.  Premier and Adams have agreed in principle that continued growth of Premier through the acquisition of, or consolidation or merger with, one or more banks or bank holding companies, and the payment of cash, the issuance of additional shares of Premier, or both, as consideration therefor, and the issuance of Premier Preferred Stock and warrants to purchase Premier Common Stock pursuant to the CPP all upon proper terms and conditions, will inure to the benefit of Premier and to Adams in the event the Merger is effected.  Adams has agreed that in the event the Merger is effected, such contemplated actions will inure to the benefit of Adams as well as to Premier, and has generally approved, in principle, such acts. Adams hereby consents to, and agrees that Premier, without obtaining any further consent or approval of Adams, may acquire, consolidate or merge with any other company, corporation, bank or banking association, or acquire any assets of any other company, corporation, bank or banking association, or issue Premier Preferred Stock and warrants to purchase Premier Common Stock pursuant to the CPP; provided however that no such enumerated action may (i) result in Premier abrogating or modifying its obligations under this Agreement or (ii) impair Premier’s ability to obtain regulatory or shareholder approval of the transactions contemplated by this Agreement or (iii) result in any regulatory approval containing an unreasonable regulatory condition and no agreement to issue Premier Common Stock or issuance thereof in connection with any such act shall alter or affect the Merger Consideration set forth in Section 2.2 hereof.

3.30           Conduct of Business - Affirmative Covenants of Premier.  Premier covenants and agrees that:

(a)           Subsequent to the date of this Agreement and prior to the Effective Time, Premier and the Premier Subsidiaries will operate their respective businesses only in the normal course and manner;

(b)           Immediately upon the execution of this Agreement, Premier will direct its accountants to give Adams access to all information, documents and working papers pertaining to Premier;

(c)           From and after the execution of this Agreement, Premier will promptly advise Adams of any material adverse change in its or any Premier Subsidiary’s respective financial conditions, assets, business operations or key personnel and of any material breach of any representation or warranty made by Premier in this Agreement;

(d)           Subsequent to the date of this Agreement and prior to the Effective Time Premier shall maintain in full force and effect adequate fire, casualty, public liability, employee fidelity and other insurance coverage in effect on the date of this Agreement in order to protect Premier against losses for which insurance protection can reasonably be obtained; and

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(e)           Premier will use its best efforts in good faith to take or cause to be taken all actions required under this Agreement on its part to be taken as promptly as practicable so as to permit the consummation of the Merger and the transactions contemplated hereby at the earliest possible date and cooperate fully with Adams to that end.

3.31           Directors and Officers Indemnification and Insurance.

(a)           Except for any Claim, cause of action or demand of any kind brought by a regulatory or governmental authority, for a period of three years after the Effective Time, Premier shall indemnify, defend and hold harmless each person who is now, or who has been at any time before the date hereof or who becomes before the Effective Time, an officer, director or employee of Adams or a Adams Subsidiary Bank (the “Indemnified Parties”) against all losses, claims, damages, costs, expenses (including attorney’s fees), liabilities or judgments or amounts that are paid in settlement (which settlement shall require the prior written consent of Premier, which consent shall not be unreasonably withheld) of or in connection with any claim, action, suit, proceeding or investigation (each a “Claim”), in which an Indemnified Party is, or is threatened to be made, a party or witness in whole or in part on or arising in whole or in part out of the fact that such person is or was a director, officer or employee of Adams or a Adams Subsidiary Banks if such Claim pertains to any matter of fact arising, existing or occurring at or before the Effective Time (including, without limitation, the Merger and the other transactions contemplated hereby), regardless of whether such Claim is asserted or claimed before, or after, the Effective Time (the “Indemnified Liabilities”), to the fullest extent that such Indemnified Parties were entitled to indemnification under applicable Delaware and federal law and under Adams’s Certificate of Incorporation and Bylaws. This right of indemnification shall include the right to be paid expenses in advance of the final disposition of any such action or proceeding upon receipt of an undertaking to repay such advance payments if it shall be adjudicated or determined that such Indemnified Party is not entitled to indemnification.  Any Indemnified Party wishing to claim indemnification under this Section 3.31 upon learning of any Claim, shall notify Premier (but the failure so to notify Premier shall not relieve it from any liability which it may have under this Section 3.31, except to the extent such failure materially prejudices Premier) and shall deliver to Premier the undertaking referred to in the previous sentence.

(b)           In the event that either Premier or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving bank or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of Premier shall assume the obligations set forth in this Section 3.31.

(c)           To the extent it is reasonably available, Premier shall maintain, or shall cause Premier State Banks to maintain, in effect for three years following the Effective Time, the current directors’ and officers’ liability insurance policies covering the officers and directors of Adams (provided, that Premier may substitute therefor policies of at least the same coverage containing terms and conditions which are not materially less favorable) with respect to matters occurring at or prior to the Effective Time; provided, however, that in no event shall Premier be required to expend pursuant to this Section 3.31(c) more than 150% of the annual cost currently expended by Adams with respect to such insurance (the “Maximum Amount”); provided, further, that if the amount of the premium necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, Premier shall maintain the most advantageous policies of directors’ and officers’ insurance obtainable for a premium equal to the Maximum Amount. In connection with the foregoing, Adams agrees in order for Premier to fulfill its agreement to provide directors and officers liability insurance policies for three years to provide such insurer or substitute insurer with such reasonable and customary representations as such insurer may request with respect to the reporting of any prior claims.

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(d)           The obligations of Premier provided under this Section 3.31 are intended to be enforceable against Premier directly by the Indemnified Parties and shall be binding on all respective successors and permitted assigns of Premier.

3.32           Stock Listing.

Premier agrees to list on the Nasdaq (or such other national securities exchange on which the shares of the Premier Common Stock shall be listed as of the date of consummation of the Merger), subject to official notice of issuance, the shares of Premier Common Stock to be issued in the Merger.

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Section 4.     Representations, Warranties and Covenants of Adams.

Except as disclosed in a Disclosure Letter (as defined in Section 12.15) Adams hereby represents and warrants to and covenants with Premier that:

4.1           Organization, Standing and Authority.  Adams is a corporation validly existing and in good standing under the laws of the State of Delaware, and is a duly registered, and is a duly registered bank holding company under the provisions of the Bank Holding Company Act of 1956, as amended.  Adams has the corporate power to execute and deliver this Agreement, and has taken all action required by law, its Articles of Incorporation, its By-laws or otherwise, to authorize such execution and delivery, the Merger and the consummation of the transactions contemplated hereby, and this Agreement is a valid and binding agreement of Adams in accordance with its terms, subject only to the requirement of ratification, confirmation and approval by Adams’ shareholders.  At the Effective Time, Adams and its subsidiary banks will have corporate power to carry on its business as then to be conducted and will be qualified to do business in every jurisdiction in which the character and location of the assets to be owned by it or the nature of the business to be transacted by it require qualification.

4.2           Capital Structure.  The authorized capital stock of Adams consists of 5,000,000 shares of Adams Common Stock, par value of $.01 per share, of which 3,463,569 shares are issued and outstanding.  Adams does not have any subscriptions, options, warrants, calls, or other agreements or commitments, of any kind relating to or obligating it to issue any shares of its capital stock, except that Adams has reserved 178,218 shares of Adams Common Stock to be issued upon the exercise of stock options granted to certain Adams employees; as of September 30, 2008 8,062 option grants for Adams Common Stock were outstanding, of which 8,062 were immediately exercisable.  Further, there are no securities outstanding which are convertible into capital stock of Adams.  None of the shares of Adams Common Stock has been issued in violation of any preemptive rights of shareholders.

4.3           Subsidiaries.  Adams has two subsidiaries: (i) The Adams National Bank (“Adams National”), a national bank, and Consolidated Bank & Trust Company (“CB&T”), a Virginia chartered bank (Adams National and CB&T being sometimes collectively referred to as the “Adams Subsidiary Banks”).  Adams will not organize or acquire any other subsidiaries prior to the Effective Time of the Merger without the written consent of the President of Premier.

The Adams Subsidiary Banks validly exist under the laws of the United States of America and the Commonwealth of Virginia, respectively, and have the corporate power and are duly authorized to own all of their properties and assets and to carry on their business as is now being conducted.  Adams owns all of the issued and outstanding capital stock of the Adams Subsidiary Banks, free and clear of any liens, claims, security interest, encumbrances, charges or rights of third parties of any kind whatsoever, except 80% of Adams National stock is pledged as collateral for a term note dated July 27, 2007 for $5.0 million and a revolving line of credit dated May 2, 2008 for $4.0 million, and it is expected that the remaining 20% of Adams National stock and 100% of CB&T stock will be pledged as collateral for additional borrowings.

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4.4           Authority.  The execution and delivery of this Agreement do not, and the consummation of the Merger and transactions contemplated hereby will not, violate any provision of the Articles of Incorporation or By-laws of Adams, or any provision of, or result in the acceleration of any obligation under, any material mortgage, deed of trust, note, lien, lease, franchise, license, permit, agreement, instrument, order, arbitration award, judgment, injunction or decree, or result in the termination of any material license, franchise, lease, or permit to which Adams is a party or by which it is bound, and will not violate or conflict with any other material restriction of any kind or character to which Adams is subject.

4.5           Adams Financial Statements.  Adams has delivered to Premier prior to the execution of this Agreement copies of the following financial statements of Adams (which, together with all future financial statements to be furnished are collectively referred to herein as the “Adams Financial Statements”):  the audited Consolidated Balance Sheets of Adams as of December 31, 2007, December 31, 2006 and December 31, 2005, and the related Consolidated Statements of Income, Consolidated Statements of Cash Flows and Consolidated Statements of Changes in Shareholders’ Equity for the years then ended, and the notes thereto.  The Adams Financial Statements (as of the dates thereof and for the periods covered thereby):

(a)           are in accordance with the books and records of Adams, which are complete and correct in all material respects that are required by generally accepted accounting principles (except as otherwise required or approved by applicable regulatory authorities or by applicable law) and which have been maintained in accordance with good business practices; and

(b)           present fairly the financial position and results of operations and cash flows of Adams as of the dates and for the periods indicated, in accordance with generally accepted accounting principles (except as otherwise required or approved by applicable regulatory authorities or by applicable law), applied on a basis consistent with prior years, and do not fail to disclose any material extraordinary or out-of-period items.

Adams’ unaudited Consolidated Balance Sheet and the related unaudited Consolidated Statements of Income and Consolidated Statement of Changes in Shareholders’ Equity, for the calendar quarter and year to date periods ending September 30, 2008, and for each calendar quarter thereafter until the Effective Time, all of which Adams shall deliver to Premier as soon as practicable, will be prepared in accordance with accounting principles consistently applied and will fairly present Adams’ financial condition and results of operations as of such date and for such periods, except for footnote disclosures, which generally do not include all of the disclosures normally required for annual financial statements.

4.6           Accuracy of Annual Reports.  Adams’ annual reports to its shareholders for the years 2007 and 2006 heretofore delivered to Premier do not contain as of the dates thereof any untrue statement of material fact or omit to state any material fact necessary to make the statements therein not misleading.

4.7           Allowance for Possible Loan Losses.  The allowances for possible loan losses shown on the Consolidated Balance Sheet of Adams and the Adams Subsidiary Banks as of December 31, 2007 and September 30, 2008, have been established and are adequate in all material respects under the requirements of generally accepted accounting principles to provide for possible losses, net of recoveries relating to loans previously charged off, on loans outstanding (including accrued interest receivable) as of December 31, 2007 and September 30, 2008, respectively.  Premier acknowledges that Adams National may make additional provisions to its allowance for loan losses as a result of the loan review conducted by an independent third party.

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4.8           Absence of Undisclosed Liabilities.  At December 31, 2007 and September 30, 2008, neither Adams nor either of the Adams Bank Subsidiaries had any obligation or liability (contingent or otherwise) which was material, or which when combined with all similar obligations or liabilities would have been material, to Adams (i) except as disclosed in the Adams Financial Statements; and (ii) except, in the case of Adams Subsidiary Banks for unfunded loan commitments made in the ordinary course of their businesses and consistent with generally accepted banking practices; nor does there exist a set of circumstances resulting from transactions effected or events occurring on or prior to December 31, 2007, or from any action omitted to be taken during such period that, to the knowledge of Adams, could reasonably be expected to result in any such material obligation or liability, except as disclosed or provided for in the Adams Financial Statements.  The amounts set up as liabilities for taxes in the Adams Financial Statements are sufficient for the payment of all respective taxes (including, without limitation, federal, state, local and foreign excise, franchise, property, payroll, income, capital stock and sales and use taxes) accrued in accordance with generally accepted accounting principles and unpaid at December 31, 2007 and September 30, 2008.  Since December 31, 2007, neither Adams nor any Adams Subsidiary Bank has incurred or paid any obligation or liability which would be material to Adams, except for obligations incurred or paid in connection with transactions by it in the ordinary course of its business consistent with generally accepted banking practices and except as disclosed herein.  Notwithstanding the foregoing, Premier acknowledges that Adams has pledged the common stock it owns in its subsidiary banks in connection with Adams’ borrowings.

4.9           Tax Matters.

(a)           All federal, state, local and foreign tax returns, (including, without limitation, estimated tax returns, withholding tax returns with respect to employees, and FICA and FUTA returns) required to be filed by or on behalf of Adams or Adams Subsidiary Banks have been timely filed or requests for extensions have been timely filed, granted and have not expired and all returns filed are complete and accurate to the best information and belief of Adams management.  All taxes shown on filed returns have been paid.  As of the date hereof, and as of the Effective Time, there is no audit examination, deficiency or refund litigation or matter in controversy with respect to any taxes that might result in a determination adverse to Adams or the Adams Subsidiary Banks, except as reserved against in the Adams Financial Statements.  All taxes, interest, additions and penalties due with respect to completed and settled examinations or concluded litigation have been paid.

(b)           Neither Adams nor either of the Adams Subsidiary Banks has executed an extension or waiver of any statute of limitations on the assessment or collection of any tax due that is currently in effect.

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(c)           To the extent any federal, state, local or foreign taxes are due from Adams or the Adams Subsidiary Banks for the period or periods beginning January 1, 2008, or thereafter through and including the Effective Time, adequate provision on an estimated basis has been or will be made for the payment of such taxes by establishment of appropriate tax liability accounts on the last monthly financial statements of Adams or the Adams Subsidiary Banks, prepared before the Effective Time.

(d)           Deferred taxes of Adams and the Adams Subsidiary Banks have been provided for in accordance with generally accepted accounting principles.

4.10           Loans.  Except as disclosed or provided for in Adams’ Financial Statements, to the best knowledge and belief of its management, each loan reflected as an asset of Adams or the Adams Subsidiary Banks in the Adams Financial Statements as of December 31, 2007, or acquired since that date, is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, was made in the ordinary course of business, was not known to be uncollectible at the time it was made and was made in accordance with the standard loan policies of such lending bank, and no loan having an unpaid balance (principal and accrued interest) in excess of $350,000.00 is subject to any asserted defense, offset or counterclaim known to Adams or Adams Subsidiary Banks.

4.11           Properties.  Except as disclosed in the Adams Financial Statements, Adams and the Adams Subsidiary Banks have good and marketable title, free and clear of all material liens, encumbrances, charges, defaults or equities of whatever character, to all of the respective properties and assets, tangible or intangible, whether real, personal or mixed, reflected in the Adams Financial Statements as being owned by it at December 31, 2007 or acquired by it after December 31, 2007.  To the best knowledge and belief of Adams, all buildings, and all fixtures, equipment and other property and assets which in the opinion of management are material to its business, held under leases or subleases by Adams or the Adams Subsidiary Banks are held under valid instruments enforceable in accordance with their respective terms (except as previously disclosed in writing to Premier and except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceedings may be brought).

4.12           Compliance with Laws.  Adams and the Adams Subsidiary Banks, to Adams’s best knowledge and belief:

(a)           is in compliance with all laws, regulations, reporting and licensing requirements and orders applicable to its business or any of its employees (because of such employee’s activities on behalf of it), the breach or violation of which could have a material adverse effect on such business; and

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(b)           has received no notification (not previously disclosed to Premier in writing) from any agency or department of federal, state or local government or regulatory authorities or the staff thereof asserting that any such entity is not in compliance with any of the statutes, regulations, rules or ordinances which such governmental authority or regulatory authority enforces, or threatening to revoke any license, franchise, permit or governmental authorization, and is subject to no agreement with any regulatory authorities with respect to its assets or business.

4.13           Employee Benefit Plans.  With respect to any plan or arrangement of Adams or Adams Subsidiary Banks which constitutes an employee benefit plan within the meaning of Section 3(3) of ERISA:

 (a)           Except for liabilities to the Pension Benefit Guaranty Corporation pursuant to Section 4007 of ERISA, all of which have been fully paid, and except for liabilities to the Internal Revenue Service under Section 4971 of the Internal Revenue Code of 1986, if any, all of which have been fully paid, neither Adams nor either Adams Subsidiary Bank has any liability to the Pension Benefit Guaranty Corporation or to the Internal Revenue Service with respect to any pension plan qualified under Section 401 of the Internal Revenue Code of 1986.

 (b)           All “employee benefit plans”, as defined in Section 3(3) of ERISA, which cover one or more employees employed by Adams or Adams Subsidiary Banks (each individually, a “Plan”, and collectively, the “Plan”) comply in all material respects with ERISA and, where applicable for tax-qualified or tax-favored treatment, with the Internal Revenue Code of 1986.  As of December 31, 2007, no material liability under any Plan that is not reflected in the Adams Financial Statements (other than such normally unrecorded liabilities under the Plans for sick leave, holiday, education, bonus, vacation, incentive compensation and anniversary awards, provided that such liabilities are not in any event material).  Other than remedial measures under any IRS voluntary correction program, neither the Plans nor any trustee or administrator thereof has engaged in a “prohibited transaction” within the meaning of Section 406 of ERISA or, where applicable, Section 4975 of the Internal Revenue Code of 1986 for which no exemption is applicable, nor have there been any “reportable events” within the meaning of Section 4043 of ERISA for which the 30-day notice therefor has not been waived.

(c)           No litigation is pending against any plan or plan fiduciary seeking the payment of benefits or alleging a breach of trust or fiduciary duty by any plan fiduciary.

(d)           Neither Adams nor either Adams Subsidiary Bank is a party to any multiemployer pension plan as defined in Section 414(f) of the Internal Revenue Code of 1986 and Section 3(37) of ERISA.

4.14           Commitments and Contracts.  Neither Adams nor either Adams Subsidiary Bank is a party or subject to any of the following (whether written or oral, express or implied):

(i)           any employment contract or understanding (including any understandings or obligations with respect to severance or termination pay liabilities or fringe benefits) with any present or former officer, director, employee or consultant (other than those which are terminable at will not involve in excess of $25,000 per year);

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(ii)           any plan, contract or understanding providing for bonuses, pensions, options, deferred compensation, retirement payments, profit sharing or similar understandings with respect to any present or former officer, director or consultant involving in excess of $25,000 per year;

(iii)           any contract or agreement with any labor union;

(iv)           any contract not made in the ordinary course of business containing covenants limiting the freedom of Adams to compete in any line of business or with any person or involving any restriction of the area in which, or method by which, Adams will carry on its business (other than as may be required by law or applicable regulatory authorities);

(v)           any lease with annual rental payments aggregating $50,000 or more.

4.15           Labor.  No work stoppage involving Adams or the Adams Subsidiary Banks is pending or, to the best of Adams’s knowledge, threatened.  Neither Adams nor either Adams Subsidiary Bank is involved in, or threatened with or affected by, any labor dispute, arbitration, lawsuit or administrative proceeding which could materially and adversely affect the business of Adams or the Adams Subsidiary Banks.  Employees of Adams or the Adams Subsidiary Banks are not represented by any labor union nor are any collective bargaining agreements otherwise in effect with respect to such employees.

4.16           Material Contracts Furnished.  Adams has made available to Premier true and complete copies of all material contracts, leases and other agreements to which Adams or the Adams Subsidiary Banks is a party or by which it is bound and of all employment, pension, retirement, stock option, profit sharing, deferred compensation, consultant, bonus, group insurance, or similar plans with respect to any of the directors, officers, or other employees of Adams or the Adams Subsidiary Banks.

4.17           Material Contracts.  Except as is otherwise provided in this Agreement, neither Adams nor either Adams Subsidiary Banks or any of their respective assets, businesses or operations is, as of the date hereof, a party to, or is bound or affected by, or receives benefits under, (i) any material agreement, arrangement or commitment not cancellable by it without penalty, other than agreements, arrangements or commitments entered into in the ordinary course of its business and negotiated on an arms-length basis, or (ii) any material agreement, arrangement or commitment relating to the employment, election or retention in office of any director or officer other than agreements, arrangements or commitments entered into in the ordinary course of its business and negotiated on an arms-length basis.

4.18           Material Contract Defaults.  Neither Adams nor the Adams Subsidiary Banks are in default in any material respect under any material contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which it is a party or by which its respective assets, business or operations may be bound or affected or under which it or its respective assets, business or operations receive benefits, and there has not occurred any event which with the lapse of time or the giving of notice or both would constitute such a default, except as previously disclosed to Premier in writing.

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4.19           Legal Proceedings.  There are no actions, suits or proceedings instituted or pending, or to the best knowledge of Adams threatened (or unasserted but considered probable of assertion and which if asserted would have at least a reasonable probability of an unfavorable outcome), including eminent domain proceedings, against or relating to Adams or the Adams Subsidiary Banks, or against any property, asset, interest or right of Adams or the Adams Subsidiary Banks, that could have a material and adverse effect on the condition (financial or other, present or prospective), business, properties, assets, operations, liabilities or prospects of Adams or the Adams Subsidiary Banks, or that threaten or would impede the consummation of the transactions contemplated by this Agreement.  Neither Adams nor either of the Adams Subsidiary Banks is a party to any agreement or instrument or subject to any charter or other corporate restriction or any judgment, order, writ, injunction, stay, decree, rule, regulation, code or ordinance that threatens or might impede the consummation of the transactions contemplated by this Agreement.

4.20           Absence of Certain Changes or Events.  Since December 31, 2007, except as acknowledged by Premier in Section 6(s) neither Adams nor either of the Adams Subsidiary Banks has:  (i) incurred any material liability, except in the ordinary course of its business, consistent with generally acceptable banking practice and except as permitted pursuant to this Agreement; (ii) suffered any material adverse change in its business, operations, assets or condition (financial or other); or (iii) failed to operate its business consistent with generally acceptable banking practice.

4.21           Reports.  Since January 1, 2008, Adams and the Adams Subsidiary Banks have filed all reports and statements, together with any amendments required to be made with respect thereto, which it was required to file with: (i) the Securities and Exchange Commission, including but not limited to, Forms 10-K, Forms 10-Q, Forms 8-K and proxy statements, (ii) the Board of Governors of the Federal Reserve System; (iii) the Office of the Comptroller of the Currency; (iv) the Federal Deposit Insurance Corporation; (v) the Bureau of Financial Institution of the Commonwealth of Virginia, State Corporation Commission; and (vi) any other governmental agency or regulatory authority having jurisdiction over its operations.  Each of such reports and documents, including the financial statements, exhibits and schedules thereto, and each other document delivered to Premier by Adams does not contain any statement which, at the time and in the light of the circumstances under which it was made, is false or misleading with respect to any material fact or which omits to state any material fact necessary in order to make the statements contained therein not false or misleading.

4.22           Accuracy of Proxy Statement.  The material which refers to Adams and the Adams Subsidiary Banks and which will be submitted by Adams for inclusion in the proxy statement referred to in Section 10 hereof, or in any amendment or supplement thereto, mailed to the holders of Adams Common Stock and Premier Common Stock will not contain any untrue statements of material fact or omit to state any material fact required to be stated therein or necessary to make the statements contained therein not misleading.

4.23           Investments.  Except as incurred in the ordinary course of business as heretofore conducted, all securities owned by Adams and the Adams Subsidiary Banks of record and beneficially are free and clear of all mortgages, liens, pledges and encumbrances.  Any securities owned of record by Adams or the Adams Subsidiary Banks in an amount equal to 5% or more of the issued and outstanding voting securities of the issuer have been previously disclosed to Premier in writing.  There are no voting trusts or other agreements or undertakings with respect to the voting of such securities.

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4.24           Securities Portfolio.  Since December 31, 2007, there have been no material changes in the quality of the Adams Subsidiary Banks’ portfolios of securities except as previously disclosed to Premier in writing.

4.25           Environmental Matters.  To the knowledge of Adams, neither Adams nor the Adams Subsidiary Banks nor any properties owned or operated by Adams or the Adams Subsidiary Banks has been or is in violation of or liable under any Environmental Law (as hereinafter defined).  There are no actions, suits or proceedings, or demands, claims, notices or investigations (including, without limitation notices, demand letters or requests for information from any environmental agency) instituted or pending, or the best knowledge of Adams’ management, threatened relating to the liability of any properties owned or operated by Adams’ or the Adams Subsidiary Banks under any Environmental Law.  “Environmental Law” means any federal, state, local or foreign law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, judgment, decree, injunction or agreement with any regulatory authority relating to (i) the protection, preservation or restoration of the environment (including, without limitation, air, water vapor, surface water, ground water, drinking water supply, surface soil, subsurface soil, plant and animal life or any other natural resource) and/or (ii) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of any substance presently listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated, whether by type or by quantity, including any material containing any such substance as a component.

4.26           Best Efforts.  On or prior to the Closing Date (hereinafter defined), Adams will, to the extent permitted by applicable laws, rules and regulations, take such actions and execute and deliver all such agreements, documents, certificates or amendments to this Agreement as may be necessary or desirable to effectuate the provisions and intent of this Agreement.

4.27           Conduct of Business - Negative Covenants of Adams.  Except as otherwise contemplated hereby, between the date hereof and the Effective Time, or the time when this Agreement terminates as provided herein, Adams will not, without the prior written approval of Premier, which approval will not be unreasonably withheld:

(a)           Make any change in its authorized capital stock.

(b)           Issue any shares of its capital stock, securities convertible into its capital stock, or any long term debt securities.

(c)           Issue or grant any options, warrants, or other rights to purchase shares of its common stock.

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(d)           Declare or pay any dividends or other distributions on any shares of common stock.

(e)           Purchase or otherwise acquire or agree to acquire for a consideration any share of Adams Common Stock (other than in a fiduciary capacity).

(f)           Except as otherwise contemplated herein or the ordinary course of business, enter into or amend any employment, pension, retirement, stock option, profit sharing, deferred compensation, consultant, bonus, group insurance, or similar plan in respect of any of its directors, officers, or other employees, or increase the current level of contributions to any such plan now in effect.

(g)           Take any action materially and adversely affecting this Agreement or the transactions contemplated hereby or the financial condition (present or prospective), businesses, properties, or operations of Adams or the Adams Subsidiary Banks.

(h)           Acquire, consolidate or merge with any other company, corporation, bank or banking association, or acquire, other than in the ordinary course of business, any assets of any other company, corporation, bank, or banking association.

(i)           Mortgage, pledge, or subject to a lien or any other encumbrance, any of its assets, dispose of any of its assets, incur or cancel any debts or claims, or increase the current level of compensation or benefits payable to its officers, employees or directors except in the ordinary course of business as heretofore conducted or take any other action not in the ordinary course of their business as heretofore conducted or incur any material obligation or enter into any material contract.

(j)           Amend its Articles of Incorporation or Association, By-laws or Charter.

(k)           Unless required to be taken by Adams’ primary banking regulator, the primary banking regulator of its subsidiary banks or the FDIC take any action to solicit, initiate, encourage, or authorize any person, including directors, officers and other employees, to solicit from any third party any inquiries or proposals relating to the disposition of the business or assets of Adams, or the acquisition of their Adams Common Stock, or the merger of Adams with any person other than Premier, and Adams shall promptly notify Premier orally of all the relevant details relating to all inquiries and proposals which it may receive relating to any of such matters.  Nothing herein shall be construed to limit or affect the fiduciary obligation of Adams’ officers and directors to Adams shareholders.

4.28           Conduct of Business - Affirmative Covenants of Adams.  Adams covenants and agrees that:

(a)           It will promptly advise Premier in writing of the name and address of and number of shares of Adams Common Stock held by each shareholder who elects to exercise his, her or its rights to dissenters’ appraisal in connection with the Merger pursuant to the Delaware General Corporation Law, if any.

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(b)           Except as specifically required herein, subsequent to the date of this Agreement and prior to the Effective Time it will operate its business only in the normal course and manner.

(c)           It will make available to Premier for review prior to Adams or either Adams Subsidiary Banks’ final loan approval, any loan documentation, credit memoranda or other related documentation requested or received by Adams or Adams Subsidiary Banks in its decision making process in determining whether to extend credit to any borrower for:

(1)	Any new loan, or renewal of an existing loan, that totals $250,000 or greater; or

(2)
Any new loan, or renewal of an existing loan, which, when included with all other loans from Adams or Adams Subsidiary Banks to any such borrower and their related interests, would cause such borrower’s total loans from Adams or Adams Subsidiary Banks, including loans from Adams or Adams Subsidiary Banks to their related interests, to exceed $400,000.

Any objections by Premier to proposed loans reviewed hereunder will be made in writing to the Adams Subsidiary Banks within forty-eight (48) hours of receipt by Premier of the information provided hereunder.

(d)           From and after the execution of this Agreement, Adams will promptly advise Premier of any material adverse change in the financial condition, assets, business operations or key personnel of Adams or the Adams Subsidiary Banks and of any material breach of any representation or warranty made by Adams or the Adams Subsidiary Banks in this Agreement.

(e)           Immediately upon the execution of this Agreement, it will direct its accountants to give Premier access to all information, documents and working papers pertaining to Adams or the Adams Subsidiary Banks.

(f)           Subsequent to the date of this Agreement and prior to the Effective Time, Adams and the Adams Subsidiary Banks shall maintain in full force and effect adequate fire, casualty, public liability, employee fidelity and other insurance coverage in effect on the date of this Agreement in order to protect Adams and the Adams Subsidiary Banks against losses for which insurance protection can reasonably be obtained.

(g)           Within ten days from the execution of this Agreement, Adams shall furnish to Premier a list, accurate as of the close of business on a date not more than ten (10) days prior to the date on which such list is furnished, containing the names and addresses of all holders of Adams Common Stock as the same appear on the stock registration books of Adams and the number of shares held by each.  At the Effective Time, Adams shall furnish to Premier a list, true, correct and complete as of the close of business on the preceding day, containing the names and addresses of all holders of Adams Common Stock as the same appear on Adams’ stock registration books and the number of shares held by each.

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(h)           It will use its best efforts in good faith to take or cause to be taken all action required under this Agreement on its part to be taken as promptly as practicable so as to permit the consummation of the Merger and the transactions contemplated hereby at the earliest possible date and cooperate fully with Premier to that end.

(i)           Subsequent to the date of this Agreement and prior to the Effective Time, Adams and the Adams Subsidiary Banks shall take all steps necessary and appropriate and authorized by relevant law or regulation and as permitted by the relevant primary bank regulator to:

(1)	Terminate pursuant to the terms thereof any and all employment contracts to which either Adams or the Adams Subsidiary Banks is a party.

(2)
Terminate any defined benefit plan to which either Adams or the Adams Subsidiary Banks is a party; provided, however, that if all appropriate steps are taken for termination and the defined benefit plan is frozen, the actual termination of any defined benefit plan need not be accomplished prior to, or at, Closing.

Premier acknowledges and agrees that termination of the employee benefit plans, as required by this section, may require the payment of cash and/or other consideration to affected employees, in accordance with the terms thereof and applicable law.  Premier also acknowledges that in the event Adams or any Adams Subsidiary Bank is unable to terminate such plan or agreements as set forth in (i) (1) through (2) above, Premier shall honor any such payments due and owing.

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Section 5.     Indemnification and Confidentiality

5.1           Access and Information.  Adams and Premier shall each upon reasonable notice afford to the other, and to the other’s accountants, counsel and other representatives, full access during normal business hours throughout the period prior to the Closing Date to all of its properties, books, contracts, commitments and records (including but not limited to tax returns), and, during such period, each shall furnish promptly to the other (i) a copy of each report, schedule and other document filed or received by it pursuant to the requirements of federal or state securities and banking laws and (ii) all other information concerning its business, properties and personnel as such other party may reasonably request, provided that no investigation pursuant to this Section 5.1 shall affect any representations or warranties or the conditions to the obligations of the parties to consummate the Merger.

5.2           Furnishing Information and Indemnification.  Premier and the Premier Subsidiaries, on the one hand, and Adams and the Adams Subsidiary Banks, on the other hand, have furnished or will furnish as soon as practicable after the date of this Agreement, to each other all the information (including financial statements, information and schedules) concerning themselves required for inclusion in:

(a)           any applications to be filed by any of Premier or Adams with the Federal Reserve Board, the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation, the Kentucky Office of Financial Institutions, the Bureau of Financial Institutions of the Commonwealth of Virginia, State Corporation Commission and the West Virginia Board of Banking and Financial Institutions;

(b)           the registration statement to be filed with the Securities and Exchange Commission on behalf of under the Securities Act of 1933 in connection with the Merger and the proxy statement to solicit the approval of Adams and Premier shareholders to the Merger, and any documents to be filed with the Securities and Exchange Commission in connection therewith;

(c)           any filings to be made by Premier with state securities authorities in connection with the transactions contemplated hereunder; and

(d)           any other request, application, statement, report or material to be made or filed by any party to or with any regulatory authority or any governmental agency, department or instrumentality in connection with the transactions contemplated hereunder.
Premier represents and warrants to Adams, and Adams represents and warrants to Premier, that all information so furnished for such requests, statements, applications, reports and materials shall be true and correct in all material respects without omission of any material fact required to be stated to make the information therein not false or misleading.  Premier will indemnify and hold harmless Adams and Adams Subsidiary Banks, and Adams will indemnify and hold harmless Premier and each of the Premier Subsidiaries, and each of their respective directors and officers, and each person, if any, who controls such entities within the meaning of the Securities Act of 1933, from and against any and all losses, damages, expenses or liabilities to which such entity, or any such director, officer or controlling person may become subject under applicable laws (including the Securities Act of 1933 and the Securities Exchange Act of 1934) and rules and regulations thereunder and will reimburse the other, and any such director, officer or controlling person, for any legal or other expenses reasonably incurred in connection with investigating or defending any actions, whether or not resulting in liability, insofar as such losses, damages, expenses, liabilities or actions arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in any such request, statement, application, report or material or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary in order to make the statements therein not misleading, but only insofar as any such statement or omission was made in reliance upon and in conformity with information furnished in writing in connection therewith by such indemnifying party for use therein.

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5.3           Confidentiality.  It is hereby agreed that, except (i) as otherwise required in the performance by the parties of their respective obligations hereunder or under the Merger and (ii) as otherwise required by law or regulation, or as otherwise may be required by the primary banking regulators of each party (including subsidiaries), any non-public information received from the other party during the course of the investigation contemplated pursuant hereto shall remain and be kept as confidential information by it and all copies thereof will be returned promptly at the request of the party furnishing such information in the event of the termination of this Agreement and the Merger.  Each of the parties may disclose such information to its respective employees, affiliates, counsel, accountants, representatives, professional advisors and consultants, and shall require each of them to agree to keep all such information confidential.

5.4           Updates to Information.  At the reasonable request of any party hereto, any other party will update by amendment or supplement the Disclosure Letter and each party hereby represents and warrants that the Disclosure Letter, as so amended or supplemented, shall be true, correct and complete as of the date or dates thereof.

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Section 6.     Conditions Precedent

The consummation of the Merger is conditioned upon the following:

(a)           Governmental Approvals.  The approval of and consent to the Merger and the transactions contemplated hereby (other than the merger of Adams National and CB&T) shall have been given prior to the Effective Time by the regulatory agencies whose approval or consent is required, including, without limitation, to the extent provided by applicable laws, rules and regulations, the Board of Governors of the Federal Reserve System, the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation, the Kentucky Office of Financial Institutions, the West Virginia Board of Banking and Financial Institutions, the Bureau of Financial Institutions of the Commonwealth of Virginia, State Corporation Commission and the Securities and Exchange Commission, and all notice periods, waiting periods delay periods and all periods for review, objection or appeal of or to any of the consents, approvals, or permissions required by law with respect to the consummation of the Merger and this Agreement shall have expired.  Such approvals shall not be conditioned or restricted in a manner which, in the judgment of the Board of Directors of Premier, materially and adversely affects the consolidated business, operations, financial condition, property or assets of Premier and Adams or materially impair the value of Adams to Premier.

(b)           Shareholder Approval.  The shareholders of Adams, Interim Company and Premier shall have ratified, confirmed and approved this Agreement and the terms and conditions herein contained by the affirmative vote of shareholders of each such corporation, owning at least a majority of its capital stock outstanding, and final approval of this Agreement shall have taken place as provided in Section 10 hereof, and all provisions of Section 10 shall have been fully complied with.

(c)           Registration Statement.  Premier at its sole cost and expense shall have prepared and filed a registration statement on Form S-4 or on such other appropriate form as may be prescribed by the Securities and Exchange Commission and as Premier may reasonably be able to prepare and file, providing timely registration under the provisions of the Securities Act of 1933, as amended, of the Premier Common Stock to be exchanged in connection with the Merger, such Registration Statement shall have been declared effective by the SEC and a prospectus shall have been delivered to shareholders of Adams and Premier prior to obtaining the approval of this Agreement by such shareholders as provided in Section 10.  The Registration Statement shall be effective and all post-effective amendments filed by Premier with respect to such registration statement shall have been declared effective or shall have been withdrawn and no stop orders suspending the effectiveness thereof shall have been issued and no proceedings for that purpose shall, before the Effective Time, have been initiated nor, to the knowledge of Premier, threatened by the Securities and Exchange Commission.

(d)           Issuance of Premier Preferred Stock Pursuant to CPP.  Premier shall have completed the issuance to the United States Treasury of $24,000,000 of Premier Preferred Stock and warrants for the purchase of Premier Common Stock with an aggregate market price equal to 15% of such Premier Preferred Stock pursuant to the CPP upon terms and conditions set forth in the CPP purchase documents.

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(e)           No Divestiture or Adverse Condition.  The approvals, consents and permissions referred to in subparagraphs (a), (b) and (c) hereof shall not have required the divestiture or cessation of any significant part of the present operations conducted by Premier, Adams or any Premier Subsidiary, and shall not have imposed any other condition, which divestiture, cessation or condition Premier reasonably deems to be materially burdensome.

(f)           Accuracy of Representations and Warranties; Performance of Obligations and Covenants - Premier.  Unless waived by Adams, the representations and warranties of Premier contained in this Agreement shall be correct on and as of the Closing Date and thereafter until the Effective Time in all material respects with the same effect as though made on and as of such Effective Time except for changes which are not in the aggregate material and adverse to the financial condition, businesses, properties, or operations of Premier and Premier shall have performed in all material respects all of its obligations and agreements hereunder theretofore to be performed by it and Adams shall have received on the Closing Date an appropriate certificate to the foregoing effect dated as of the Closing Date and executed on behalf of Premier by one or more appropriate executive officers of Premier.

(g)           Accuracy of Representations and Warranties; Performance of Obligations and Covenants - Adams.  Unless waived by Premier, the representations and warranties of Adams contained in this Agreement shall be correct on and as of the Closing Date and thereafter until the Effective Time with the same effect as though made on and as of such Effective Time except for changes which are not in the aggregate material and adverse to the financial condition, businesses, properties or operations of Adams, and Adams shall have performed in all material respects all of its obligations and agreements hereunder theretofore to be performed by it and Premier shall have received on the Closing Date an appropriate certificate to the foregoing effect dated as of the Closing Date and executed on behalf of Adams by one or more appropriate executive officers of Adams.

(h)           Opinion of Counsel for Adams.  Premier shall have received an opinion of Luse Gorman Pomerenk & Schick, P.C., counsel for Adams, dated the Closing Date, to the effect that:

(1)
Adams is a corporation validly existing and in good standing under the laws of the State of Delaware, is a bank holding company under the Bank Holding Company Act of 1956 and is duly authorized to own its properties and to conduct its business as then being conducted.

(2)
Adams National is a national banking association validly existing and in good standing under the laws of the United States of America and is duly authorized to own its properties and to conduct its business as then being conducted.

(3)
CB&T is a banking corporation validly existing and in good standing under the laws of the Commonwealth of Virginia and is duly authorized to own its properties and to conduct its business as then being conducted.

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(4)
The authorized capitalization of Adams is as set forth in such opinion and to counsel’s knowledge the shares of Adams Common Stock issued and outstanding (as of a date specified in such opinion not more than 5 days prior to the date of such opinion) are as stated in such opinion.  Such issued and outstanding shares of stock are to counsel’s knowledge validly issued, fully paid and were not issued in violation of any preemptive rights of the shareholders of Adams.  As of such date, there are, to the best of such counsel’s knowledge, no options, warrants, rights, commitments or convertible securities outstanding or authorized on behalf of Adams or either Adams Subsidiary Banks, calling for the purchase from it of shares of unissued capital stock or capital stock held as treasury shares, except as otherwise permitted by the Agreement or for those shares of stock issued pursuant to any employee stock option plan of Adams.  All of the issued and outstanding shares of each of the Adams Subsidiary Banks are held of record by Adams.

(5)
Adams had the corporate power and authority to execute, deliver and perform its obligations under this Agreement.  This Agreement has been duly authorized, executed and delivered by Adams and constitutes the legal, valid and binding obligation of Adams, enforceable in accordance with its terms.

(6)
All necessary corporate proceedings of the board of directors and the shareholders of Adams, to the extent required by law, its Articles of Incorporation and Bylaws or otherwise, to authorize the execution and delivery of this Agreement by Adams and the consummation of the Merger by Adams pursuant to this Agreement have been duly and validly taken.

(7)
Such counsel has reviewed the registration statement filed by Premier as described in Section 6(c), and with respect to all information relating to Adams and the Adams Subsidiary Banks contained therein. To such counsel’s knowledge counsel does not know of any respect in which the registration statement contained any false or misleading statement of any material fact or failed to state a material fact which was necessary to be stated to prevent the statements made from being false or misleading in any material respect (except as to the financial statements and related notes and schedules and other financial and pro forma data, as to which such counsel need express no opinion).

(8)
To counsel’s knowledge the consummation of the Merger will not violate or result in a breach of, or constitute a default under, the Articles of Incorporation or By-Laws of Adams or constitute a breach or termination of, or default under, any agreement or instrument of which such counsel has knowledge and which would have a Material Adverse Effect on the business of Adams and its subsidiaries taken as a whole, and to which Adams is a party or by which it or any of its property is bound.

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(9)
To such counsel’s knowledge there has been no material breach of any warranty contained in this Agreement on the part of Adams or any failure on the part of Adams to materially perform any of the conditions precedent to the consummation of the Merger imposed upon it herein.

(i)           Opinion of Counsel for Premier.  Adams shall have received the opinion of Huddleston Bolen LLP, counsel for Premier, dated the Closing Date, to the effect that:

(1)
Premier is a corporation validly existing and in good standing under the laws of the Commonwealth of Kentucky, is a bank holding company under the Bank Holding Company Act of 1956, and is duly authorized to own its properties and to conduct its business as then being conducted.

(2)
Each of the Premier State Banks are banking corporations duly organized, validly existing and in good standing under the laws of the States of Ohio or West Virginia or the Commonwealth of Kentucky, as the case may be, and each is duly authorized to own its properties and to conduct its business as then being conducted.

(3)
The authorized capitalization of Premier is as set forth in such opinion and the shares of Premier Common Stock issued and outstanding (as of a date specified in such opinion not more than 5 days prior to the date of such opinion) are as stated in such opinion.  Such issued and outstanding shares of stock are to counsel’s knowledge validly issued, fully paid and non-assessable, and were not issued in violation of any preemptive rights of the shareholders of Premier or any Premier Subsidiary.  As of such date, there are, to the best of such counsel’s knowledge, no options, warrants, rights, commitments or convertible securities outstanding or authorized on behalf of Premier or any Premier Subsidiary, calling for the purchase from any of them of shares of unissued capital stock or capital stock held as treasury shares, except as otherwise permitted by the Agreement or for those shares of stock issued pursuant to any employee stock option plan of Premier.  All of the issued and outstanding shares of each of the Premier Subsidiaries are held of record by Premier.

(4)
All necessary corporate proceedings of the Boards of Directors and the shareholders of Premier and Interim Company to the extent required by law, their Articles of Incorporation or Association or By-Laws or otherwise, to authorize the execution and delivery of this Agreement or the Adoption Agreement and the consummation of the Merger pursuant to this Agreement have been duly and validly taken.  Premier and Interim Company have the corporate power and authority to execute, deliver and perform this Agreement or the Adoption Agreement.  This Agreement has been duly authorized, executed and delivered by Premier and Interim Company (by virtue of the Adoption Agreement) and constitutes the legal, valid and binding obligation of Premier and Interim Company in accordance with its terms.

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(5)
The consummation of the Merger will not violate or result in a breach of, or constitute a default under the Articles of Incorporation or By-Laws of Premier or constitute a breach or termination of, or default under, any agreement or instrument of which such counsel has knowledge and to which Premier is a party or by which it or its property is bound.

(6)
To the best of such counsel’s knowledge, all approvals of public authorities, federal, state or local, the granting of which is necessary for the consummation of the Merger by Premier have been obtained.

(7)
The shares of Premier Common Stock into which shares of Adams Common Stock are to be converted upon the Effective Time will upon the Effective Time be duly authorized, and such shares, when transferred to holders of Adams Common Stock pursuant to the terms of the Merger, will be validly issued, fully paid and nonassessable shares of Premier Common Stock.

(8)
Such counsel has reviewed the registration statement described in Section 6(c), and with respect to all information relating to the Merger and to Premier and the Premier Subsidiaries contained therein. To such counsel’s knowledge counsel does not know of any respect in which the registration statement contained any false or misleading statement of any material fact or failed to state a material fact which was necessary to be stated to prevent the statements made from being false or misleading in any material respect (except as to the financial statements and related notes and schedules and other financial or pro forma data, as to which such counsel need express no opinion).

(9)
The registration statement has been filed on the proper form under the rules and regulations of the Securities and Exchange Commission, notice of effectiveness of the registration statement has been received, and, to the best of such counsel’s knowledge, no stop order suspending the effectiveness of the registration statement has been issued and no proceeding for that purpose has been instituted.

(j)           Less than 20% Dissenters.  Unless waived by Premier, the holders of no more than 20% of the outstanding shares of Adams Common Stock shall have elected to exercise their statutory rights to appraisal, if any, in connection with the transactions contemplated hereby, pursuant to the Delaware General Corporation Law.

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(k)           Tax Ruling or Opinion Letter.  Premier and Adams shall have received a ruling from the Internal Revenue Service, or at their option, Adams shall have received an opinion of tax counsel acceptable to it and Premier shall have received an opinion of tax counsel acceptable to it, to the effect that:

(1)
The Merger will constitute and qualify as a reorganization within the meaning of Sections 368 of the Internal Revenue Code and Adams, Surviving Company and Premier will each qualify as “a party to a reorganization” as that term is defined in the Internal Revenue Code;

(2)
No gain or loss will be recognized by the shareholders of Adams who exchange their Adams Common Stock for Premier Common Stock pursuant to the Merger, except that gain or loss may be recognized as to cash received in lieu of fractional share interests;

(3)	No gain or loss will be recognized by Premier, Adams, or Surviving Company by reason of the Merger; and

(4)
The holding period of Premier Common Stock received by Adams shareholders in exchange for Adams Common Stock will include the holding period of the shares of Adams Common Stock so exchanged, provided that the Adams Common Stock is held as a capital asset at the Effective Time.

(l)           Absence of Material Adverse Changes - Premier.  Unless waived by Adams at or before the Effective Time, there shall have been no material adverse change resulting in a material adverse effect in the financial condition, business or assets of Premier since December 31, 2007, and there shall be no suit, action or proceeding pending or threatened against Premier or any Premier Subsidiary which, if successful, would have a material adverse effect on Premier or the Surviving Company after the consummation of the Merger.  “Material Adverse Effect” means, with respect to Adams or Premier, any effect that (i) is material and adverse to the financial position, results of operations or business of Adams and the Adams Subsidiary Banks taken as a whole or Premier and the Premier Subsidiary Banks taken as a whole, respectively, or (ii) would materially threaten or materially impede the consummation of the Merger and the other transactions contemplated by this Agreement; provided, however, that Material Adverse Effect shall not be deemed to include the impact of (a) changes in banking and similar laws of general applicability or interpretations thereof by courts or governmental authorities, except to the extent such changes have a disproportionate impact on Adams (except in the case of FDIC insurance assessments or FHLB borrowing costs) or Premier, as the case may be, relative to the overall effects on the banking industry, (b) changes in generally accepted accounting principles or regulatory accounting requirements applicable to banks and their holding companies generally, except to the extent changes have a disproportionate impact on Adams or Premier, as the case may be, relative to the overall effect on the banking industry, (c) modifications or changes to valuation policies and practices in connection with the Merger or restructuring charges taken in connection with the Merger, in each case in accordance with generally accepted accounting principles, (d) actions and omissions of Adams or Premier taken with the prior written consent of the other in contemplation of the transactions contemplated hereby, (e) changes in economic conditions affecting financial institutions generally, including, without limitations, changes in market interest rates or the projected future interest rate environment, except to the extent that such changes have a disproportionate impact on Adams or Premier, as the case may be, relative to the overall effect on the banking industry or (f) direct effects of compliance with this Agreement on the financial condition and operating performance of the parties, including, without limitation, expenses incurred by the parties in consummating the transactions contemplated by this Agreement.

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(m)           Absence of Material Adverse Changes - Adams.  Unless waived by Premier at or before the Effective Time, there shall have been no material adverse change resulting in a material adverse effect in the financial condition, business or assets of Adams since December 31, 2007, and there shall be no suit, action or proceeding pending or threatened against Adams which if successful would have a Material Adverse Effect on Adams or the Surviving Company after the consummation of the Merger.

(n)           Consent of Premier Lenders.   Premier shall have received the consents of First Guaranty Bank of Hammond, Louisiana and The Bankers’ Bank of Kentucky, Inc. of Frankfort, Kentucky as may be required by those loan agreements entered into by Premier with First Guaranty Bank and The Bankers’ Bank of Kentucky, as identified in Section 3.3 on or before midnight on the forty-fifth (45th) day following the date of this Agreement.  Premier shall use its best efforts to obtain such consents.

(o)           Consent of Adams Lender.  Adams shall have received the consent of First Guaranty Bank of Hammond, Louisiana as may be required by those loan agreements entered into by Adams with First Guaranty Bank, on or before midnight on the forty-fifth (45th) day following the date of this Agreement.  Adams shall use its best efforts to obtain such consents.

(p)           No Excess Parachute Payment.  As a result, directly or indirectly, of the transactions contemplated by this Agreement (including, without limitation, as a result of any termination of employment prior to or following the Effective Time), neither Premier, Adams nor the Adams Subsidiary Banks will be obligated to make a payment that would be characterized as an “excess parachute payment” to an individual who is a “disqualified individual” (as such terms are defined in Section 280G of the Internal Revenue Code), without regard to whether such payment is reasonable compensation for personal services performed or to be performed in the future.

(q)           Fairness Opinion - Adams.  Adams shall have received an opinion from its financial advisor, RP Financial L.C., that the Merger Consideration is fair, from a financial point of view, to the shareholders of Adams.

(r)           Fairness Opinion – Premier.  Premier shall have received an opinion from its financial advisor, Baxter Fentriss and Company, that the Merger Consideration is fair, from a financial point of view, to Premier.

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(s)           Compliance with Written Agreement.  Adams National shall be in substantial compliance with the provisions of the written Agreement by and between Adams National and The Comptroller of the Currency dated October 1, 2008, including, without limitation, the provisions of Article IV and Article XII thereof.

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Section 7.     Closing Date and Effective Time

7.1           Closing Date.  The closing shall be effected as soon as practicable after all of the conditions contained herein shall have been satisfied.  The closing shall be held at the offices of Premier in Huntington, West Virginia, and the closing date (“Closing Date”) shall be a mutually agreeable date following the date of final approval by such regulatory agencies whose approval is required of the Merger and the transactions contemplated hereby but, in no event, later than forty-five (45) days following the date of such final approval and/or the date when all such conditions are satisfied, whichever date shall last occur.

7.2           Effective Time.  Subject to the terms and upon satisfaction on or before the Closing Date of all conditions specified in this Agreement, the Merger shall be effective at the time specified in the certificate of merger to be issued by the Secretary of State of Delaware (such time herein called “Effective Time”).

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Section 8.     Termination of Agreement

8.1           Grounds for Termination.  This Agreement and the transactions contemplated hereby may be terminated at any time prior to the Closing Date, either before or after the meetings of the shareholders of Adams or Premier:

(a)           By mutual consent in writing of Adams and Premier; or

(b)           By Adams by giving written notice thereof to Premier if (i) a Material Adverse Effect (as defined in Section 6(l) shall have occurred in the financial condition, results of operations or business of Premier or any Premier Bank since the date of this Agreement, or (ii) Premier has in any material respect breached any covenant, undertaking, representation or warranty contained in this Agreement and such breach has not been cured within thirty (30) days after the giving of such notice; or

(c)           By Premier by giving written notice thereof to Adams if (i) a Material Adverse Effect (as defined in Section 6(l) shall have occurred in the financial condition, results of operations or business of Adams or any Adams Surviving Bank since the date of this Agreement or (ii) Adams has breached any covenant, undertaking, representation or warranty contained in this Agreement and such breach has not been cured within thirty (30) days after the giving of such notice; or

(d)           By either Adams or Premier upon written notice to the other if any regulatory agency whose approval of the transactions contemplated by this Agreement is required denies such application for approval by final order or ruling (which order or ruling shall not be considered final until expiration or waiver of all periods for review or appeal); or

(e)           By either Adams or Premier upon written notice to the other if any condition precedent to either party’s performance hereunder is not satisfied or fulfilled; or

(f)           By either Adams or Premier if the Merger shall violate any non-appealable final order, decree or judgment of any court or governmental body having competent jurisdiction; or

(g)           By either Adams or Premier upon the bankruptcy, insolvency or assignment for the benefit of creditors of Adams or of either of the Adams Subsidiary Banks, Premier or of any of the Premier State Banks; or

(h)           By either Adams or Premier, if the shareholders of Adams shall fail to approve the Merger by the vote required under the Delaware General Corporation Law and the Certificate of Incorporation and Bylaws of Adams; or

(i)           By either Adams or Premier, if the shareholders of Premier shall fail to approve the Merger by the vote required under the Kentucky Business Corporation Act or NASDAQ Rule 4350(i)(1)(C); or

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(j)           By either Adams or Premier, if the Closing does not occur on or before June 30, 2009 unless extended by mutual agreement in writing; or

(k)           By Premier, if the issuance of at least $24,000,000 of Premier Preferred Stock and attendant warrants for Premier Common Stock to the U.S. Treasury has not occurred.

(l)           By Premier if Adams National is not in substantial compliance with the provisions of the written Agreement by and between Adams National and The Comptroller of the Currency dated October 1, 2008, including, without limitation, the provisions of Article IV and Article XII thereof.

8.2           Effect of Termination.  In the event of termination of this Agreement for any reason other than a breach thereof, neither party hereto shall have any liability to the other of any nature whatsoever, including any liability for loss, damages, or expenses suffered or claimed to be suffered by reason thereof, except as provided in Section 8.3.

8.3           Return of Information.  In the event of the termination of this Agreement for any reason, each party shall deliver to the other party, and shall require each of its officers, agents, employees and independent advisers (including legal, financial and accounting advisers) to deliver to the other party all documents, work papers, and other material obtained from such other party relating to the transactions contemplated hereby, whether obtained before or after the execution hereof, including information obtained pursuant to Section 5 hereof.  Each party agrees that notwithstanding any other provision contained in this Agreement, the undertakings and covenants regarding confidentiality contained in Section 5 shall survive termination of this Agreement.

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Section 9.     Waiver and Amendment

Except with respect to required approvals of the applicable governmental authorities and shareholders, Premier or Adams by written instrument signed by its authorized officers at any time (whether before or after approval of the Agreement or the Merger by the shareholders of Adams), may extend the time for the performance of any of the obligations or other acts of the other and may waive, with respect to the other:  (i) any inaccuracies in the representations or warranties contained in this Agreement or in any document delivered pursuant hereto, (ii) compliance with any of the covenants, undertakings or agreements, or satisfaction of any of the conditions to its obligations, contained in this Agreement, and/or (iii) the performance (including performance to the satisfaction of a party or its counsel) of any obligations set out herein.  This Agreement may be amended or supplemented at any time by mutual agreement of the parties (except that they may not be amended in any material respect after approval by the shareholders of the parties without further approval by such shareholders).  Any waiver, amendment or supplement hereof shall be in writing.  Any waiver by Premier or Adams of a condition to its obligation to perform this Agreement and the subsequent Closing hereunder shall be without prejudice to the rights or remedies it may have arising out of any breach of any representation, warranty, covenant or other agreement hereunder.

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Section 10.     Meetings of Shareholders of Adams and Premier

Each of Adams and Premier shall take all steps necessary to call and hold a meeting of its respective shareholders in accordance with applicable law and the Certificate of Incorporation and By-laws of Adams or Premier as soon as practicable for the purpose of submitting this Agreement to its shareholders for their ratification, approval and confirmation, and each of Adams and Premier will send to its respective shareholders for purposes of such meeting a joint proxy statement which will not contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary to make the statements contained therein not misleading and which will otherwise comply with all applicable laws, rules and regulations.  Adams agrees to assist Premier in the preparation of such joint proxy statement/prospectus which will adequately disclose all information relevant and material to the Merger and which will comply with all such laws, rules and regulations.  Premier agrees that the material included in the joint proxy statement/prospectus which refers to the Merger and to Premier and the Premier Subsidiaries will not contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary to make the statements contained therein not misleading and which will otherwise comply with all applicable laws, rules and regulations.  Adams agrees that the material submitted by it to Premier for inclusion in the proxy statement which refers to Adams and the Adams Subsidiaries will not contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary to make the statements contained therein not misleading and which will otherwise comply with all applicable laws, rules and regulations. Each of Adams and Premier will cause such joint proxy statement/prospectus to be mailed by First Class mail postage prepaid to all of its shareholders at the last known address of each such shareholder contained in its records and in the joint proxy statement/prospectus and at such meeting of its shareholders each of Adams and Premier will recommend that all shareholders vote in favor of this Agreement and the Merger.  Notwithstanding the foregoing, Adams may disclose to any or all of its shareholders any facts with respect to Premier which Adams reasonably deems to be material to such shareholders’ consideration of this Agreement and the Merger.

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Section 11.     Rights of Dissenting Shareholders

Any shareholder of Adams who has and who properly exercises his right to dissent and perfect his appraisal rights under Delaware law, if any, shall be entitled, with respect to any shares as to which he or she shall so dissent, to the fair value of such shares as of the day prior to the date on which the shareholders of Adams voted to approve the Merger, excluding any appreciation or depreciation in anticipation of the Merger.  The procedures to be followed and the rights of such dissenting shareholders shall be those set forth in the Delaware General Corporation Law.

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Section 12.     Miscellaneous

12.1           Public Announcements.  Prior to the Closing Date, each party shall use its best efforts to consult with the other party with respect to any prepared public announcement, statement or release to the press, or statement to a competitor, customer or other third party (except to its consultants or to the regulatory authorities in connection with applications for governmental approvals or filings) with respect to this Agreement or the Merger or the transactions contemplated hereby or thereby, except as may be necessary, in the opinion of counsel, to comply with any law, governmental order or regulation.

12.2           Brokers and Finders.  Adams and Premier represent each to the other that this Agreement and the Merger contemplated hereby are the result of direct negotiations between them and further, except for fees due Baxter Fentriss and Company by Premier and due RP Financial L.C. by Adams, that neither Adams nor Premier has incurred any liability for any broker’s, finder’s or similar fees in connection with this Agreement or the Merger.

12.3           Disclosed In Writing.  As used in this Agreement, the phrase “disclosed in writing” shall mean disclosed or delivered prior to or within 20 days after, the date of this Agreement by means of a writing describing in reasonable detail the matters contained therein and delivered in accordance with Section 14.7 hereof.  For purposes of this Agreement, anything appearing, contained, disclosed or described (i) in any Premier Financial Statement or Adams Financial Statement (including the notes thereto), (ii) in any call report or similar periodic report furnished to the Federal Deposit Insurance Corporation, the Office of the Comptroller of the Currency, the Federal Reserve Board, Bureau of Financial Institutions of the Commonwealth of Virginia, State Corporation Commission or the West Virginia Department of Banking, or (iii) in any periodic report or other document filed with the Securities and Exchange Commission (including, but not limited to, Forms 8-K, Forms 10-K, Forms 10-Q, Annual Reports, and proxy statements) by either of Premier or Adams, shall be deemed to be previously disclosed.

12.4           Entire Agreement.  This Agreement embodies the entire agreement among the parties and there have been no agreements, representations, or warranties among the parties other than those set forth herein or those provided for herein.

12.5           Counterparts.  This Agreement has been executed in a number of identical counterparts, and each such counterpart shall be deemed to be an original instrument, but in making proof of this Agreement, it shall not be necessary to produce or account for more than one such counterpart.

12.6           Invalid Provisions.  The invalidity or unenforceability of any particular provision of this Agreement shall not affect the other provisions hereof, and this Agreement shall be construed in all respects as if such invalid or unenforceable provision were omitted.

12.7           Notices.  Any notices or other communication required or permitted hereunder shall be sufficiently given if sent by registered or certified mail, postage prepaid, addressed as follows:

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TO ADAMS:               Abigail Adams National Bancorp, Inc.
1130 Connecticut Avenue, NW
Washington, DC 20036
Attention: Lou Akers, Executive Vice President

with a copy to:              Alan Schick
Luse Gorman Pomerenk & Schick, P.C.
5335 Wisconsin Avenue, NW, Suite 400
Washington, DC 20015

TO PREMIER:             Brien M. Chase, Senior Vice President and Chief Financial Officer
Premier Financial Bancorp, Inc.
2883 Fifth Avenue
Huntington, West Virginia 25301

with a copy to:              Thomas J. Murray, Esquire
Daniel J. Konrad, Esquire
Huddleston Bolen LLP
P. O. Box 2185
Huntington, West Virginia  25722

or such other addresses as shall be furnished in writing by either party to the other party.  Any such notice or communication shall be deemed to have been given as of the date so mailed.

12.8           Headings.  The captions contained in this Agreement are inserted solely for convenience of reference and shall not affect the meaning or interpretation of this Agreement.

12.9           Expenses.  Each of the parties hereto will pay its own fees and expenses incurred in connection with the transactions contemplated by this Agreement, except as otherwise specifically provided herein.

12.10         Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts made and performed within the state and the United States of America.

12.11         No Assignment.  This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that this Agreement may not be assigned by either party without the written consent of the other party.

12.12         Effectiveness of Agreement.  This Agreement shall become effective and binding as to Premier and Adams when one or more counterparts shall have been signed and delivered by Premier and Adams, and shall become effective and binding as to Interim Company when Interim Company has executed an Adoption Agreement in substantially the form attached hereto as Exhibit “A”.

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12.13         Further Acts.  Premier and Adams each agree to execute and deliver on or before the Closing Date such other documents, certificates, agreements, or other writings and to take such other actions as may be necessary or desirable in order to consummate or implement expeditiously the transactions contemplated by this Agreement.

12.14         Representations and Warranties Not to Survive.  Except for the representations and warranties contained in Sections 5, 8.3, 12.9 and 12.15, the representations and warranties included or provided in this Agreement shall not survive the Effective Time.

12.15         Disclosure Letter.  Disclosure Letter means a letter delivered by Premier/Adams, Adams/Premier on or before the execution and delivery of this Agreement setting forth, among other things, items the disclosure of which is required under this Agreement, either in response to an express disclosure requirement contained in a provision of this Agreement or as an exception to one or more of the representations, warranties or covenants contained in this Agreement.  The Disclosure Letter is arranged in a format in which the disclosures made therein are arranged in paragraphs or sections corresponding to the numbered and lettered sections and subsections of this Agreement.  The matters expressly disclosed in the Disclosure Letter shall be deemed to be disclosed for all purposes thereunder, so long as such disclosure contains sufficient factual detail to render its relevance to such other purposes readily apparent.  The inclusion of any matter in the Disclosure Letter shall not be deemed an admission or otherwise to imply that any such matter is material for purposes of this Agreement.

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IN WITNESS WHEREOF, Premier and Adams have caused this Agreement to be executed by their duly authorized officers and their corporate seals to be hereunto affixed as of the date first above written, pursuant to resolutions adopted by the boards of directors of Premier and Adams, acting by a majority thereof, and WITNESS also the signatures hereto of a majority of the board of directors of Adams.

PREMIER FINANCIAL BANCORP, INC.

By _/s/ Brien M. Chase__12-31-2008___________
      Brien M. Chase
                              Its: Senior Vice President and
        Chief Financial Officer

ATTEST:

_/s/ Toney K. Adkins______________
Toney K. Adkins,
Assistant Secretary

ABIGAIL ADAMS NATIONAL BANCORP, INC.

By _/s/ Karen E. Troutman__________________
Karen E. Troutman
Its:  Senior Vice President and
Chief Financial Officer
ATTEST:
 /s/ Lorel D. Scott_________________
Lorel D. Scott, VP and Secretary

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EXHIBIT A

ADOPTION AGREEMENT

THIS ADOPTION AGREEMENT, made and entered into as of this 7th day of January, 2009, by and among ADAMS ACQUISITION, INC. ("Interim Company"), PREMIER FINANCIAL BANCORP, INC. ("Premier"), and ABIGAIL ADAMS NATIONAL BANCORP, INC. (“Adams”);
WHEREAS, Premier and Adams have entered into an Agreement of Merger dated as of the 30th day of December, 2008 ("Agreement"), to which this Adoption Agreement is attached, and which Agreement is incorporated herein by reference; and
WHEREAS, it is provided in Section 3.26 of the Agreement that Premier shall cause Interim Company to be organized and shall cause Interim Company to execute and enter into an Adoption Agreement in substantially the form of this Adoption Agreement so as to cause Interim Company to be bound by the applicable terms and provisions of the Agreement; and
WHEREAS, Interim Company has been organized;
NOW, THEREFORE, in consideration of the foregoing premises which are not mere recitals but an integral part hereof and in consideration of the mutual agreements hereinafter set forth, the parties hereto agree as follows:
1.           Interim Company hereby joins in and agrees to be bound by the terms and conditions of the Agreement applicable to it to the same extent as if Interim Company were an original party thereto.
2.           Interim Company agrees that it shall use its best efforts in good faith to take or cause to be taken as promptly as practicable all actions on its part to be taken so as to permit the consummation of the Agreement and the Merger (as defined in the Agreement) at the earliest possible date, and that it shall cooperate fully with Premier and Adams to that end.
3.           Interim Company represents and warrants to and covenants with Premier and Adams that:
3.1           Interim Company is a corporation, duly organized, validly existing and in good standing under the laws of the State of Delaware.
3.2           Interim Company has the corporate power to execute and deliver this Adoption Agreement and to merge with Adams pursuant to the Agreement and has taken or will have taken at the Effective Time of the Merger all action required by law, its Articles of Incorporation, its By-laws or otherwise, to authorize such execution and delivery, the Merger and the consummation of the transactions contemplated hereby; and this Adoption Agreement and the Agreement are or at the Effective Time of the Merger will be valid and binding agreements of Interim Company in accordance with their terms.
IN WITNESS WHEREOF, Premier, Adams and Interim Company have caused this Agreement to be executed by their duly authorized officers, and their corporate seals to be hereunto affixed as of the date first above written, pursuant to resolutions adopted by the boards of directors of Premier, Adams and Interim Company, acting by a majority thereof.

PREMIER FINANICAL BANCORP, INC.

By _/s/ Brien M. Chase______________________
Brien M. Chase, Senior Vice President
   and Chief Financial Officer

ATTEST

_/s/ Toney K. Adkins______________
Its Assistant Secretary

ABIGAIL ADAMS NATIONAL BANCORP, INC.

By _/s/ Robert W. Walker___________________
President and CEO

ATTEST

 /s/ Lorel D. Scott_________________
Its Secretary

ADAMS ACQUISITION, INC.

By _/s/ Brien M. Chase_____________________
Brien M. Chase, President

ATTEST

_/s/ Arlene Napier________________
Its Secretary

The undersigned, being all of the Directors of Interim Company, do hereby join in the foregoing Agreement to evidence their consent and agreement thereto:

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EXHIBIT B

PLAN OF MERGER

OF

ABIGAIL ADAMS NATIONAL BANCORP, INC.

AND

ADAMS ACQUISITION, INC.

1.           The Parties.  Adams Acquisition, Inc., a Delaware corporation (“Interim Company”) shall merge with and into Abigail Adams National Bancorp, Inc., a Delaware corporation ("Adams") (both corporations are sometimes collectively referred to herein as the "Constituent Corporations") under the charter of Adams.  Adams shall be (and is hereinafter called when reference is made to it at and after the consummation of the Merger) the Surviving Company.  The Merger shall become effective at the time specified in a certificate of merger to be filed with the Secretary of State of Delaware (the "Effective Time of the Merger").
2.           Articles of Incorporation; Bylaws.  At the Effective Time of the Merger, the Articles of Incorporation and Bylaws of Adams in effect at the Effective Time of the Merger shall be the Articles of Incorporation and Bylaws of the Surviving Company until altered, amended or repealed in accordance with applicable law.
3.           Assets and Rights.  At the Effective Time of the Merger, the corporate existence of Interim Company shall, as provided in the Delaware General Corporation Law, be merged with and into Adams and continued in the Surviving Company.  The Surviving Company shall thereupon and thereafter possess all of the rights, privileges, immunities and franchises, of a public as well as of a private nature, of the Constituent Corporations; and all property, real, personal and mixed, and all debts due on whatever account, including subscriptions to shares, if any, and all other choses in action, and all and every other interest of or belonging to or due to the Constituent Corporations, and each of them, shall be deemed to be transferred to and vested in the Surviving Company without further act or deed; and the title to any real estate, or any interest therein, vested in the Constituent Corporations, and each of them, before the Merger, shall not revert or in any way be impaired by reason of the Merger.
4.           Liabilities and Obligations. At the Effective Time of the Merger, Adams as the Surviving Company shall henceforth be and remain responsible and liable for all the liabilities and obligations of the Constituent Corporations; and neither the rights of creditors nor any liens upon the property of either of the Constituent Corporations shall be impaired by the Merger.
5.           Conversion, Exchange and Cancellation of Shares
(a)           Conversion Rate.  At the Effective Time of the Merger each outstanding share of Adams Common Stock shall ipso facto, without any action on the part of the holder thereof, become and be converted into (i) 0.4461 shares of Premier Financial Bancorp, Inc. (“Premier”) Common Stock (the “Merger Consideration”).  All shares of Premier Common Stock into which the aforesaid Adams Common Stock is so converted shall be fully paid and non-assessable.

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(b)           Manner of Exchange.  After the Effective Time of the Merger, except for persons exercising their rights as dissenting shareholders of Adams, each shareholder of Adams, upon surrender to Premier of certificates representing Adams Common Stock, accompanied by a Letter of Transmittal, shall be entitled to receive in exchange therefor a certificate or certificates representing the number of full shares of Premier Common Stock for which shares of Adams Common Stock theretofore represented by the certificate or certificates so surrendered shall have been exchanged as provided in this Section 5.  After the Effective Time of the Merger, each outstanding certificate which, prior to the Effective Time of the Merger, represented Adams Common Stock, will be deemed for all corporate purposes of Premier to evidence ownership of the number of full shares of Premier Common Stock into which the shares of Adams Common Stock represented thereby were converted.  Until such outstanding certificates formerly representing Adams Common Stock are surrendered, no dividend payable to holders of record of Premier Common Stock for any period as of any date subsequent to the Effective Time of the Merger shall be paid to the holder of such outstanding certificates in respect thereof.  After the Effective Time of the Merger there shall be no further registry of transfers on the records of Adams of shares of Adams Common Stock.  Upon surrender of certificates of Adams Common Stock for exchange for Premier Common Stock, there shall be paid to the record holder of the certificates of Premier Common Stock issued in exchange therefor the amount of dividends theretofore paid with respect to such full shares of Premier Common Stock as of any date subsequent to the Effective Time of the Merger which have not yet been paid to a public official pursuant to abandoned property laws and at the appropriate payment date the amount of dividends with a record date after the Effective Time of the Merger, but prior to surrender and a payment date subsequent to surrender.  No interest shall be payable with respect to such dividends upon surrender of outstanding certificates.
(c)           Fractional Shares.  Premier will not issue fractional shares or fractional share certificates, but in lieu of the issuance of fractional shares will pay cash, without interest, to any Adams shareholder otherwise entitled to receive such fractional shares.  The amount of such cash payment will be determined by multiplying the fractional share interest to which an Adams shareholder would otherwise be entitled by Eight and 07/100 Dollars ($8.07).  Payment for fractional shares will be made with respect to each shareholder at the time such shareholder's certificates of Adams Common Stock are exchanged.
(d)           Lost Certificates.  If a certificate evidencing outstanding shares of Adams Common Stock is lost, stolen or destroyed, the registered owner thereof shall be entitled to receive the Premier certificate to which the shareholder would otherwise be entitled on surrender of such certificate, by notifying Premier in writing of such lost, stolen or destroyed certificate and giving Premier evidence of loss and a bond sufficient to indemnify Premier against any claim that may be made against it on account of the alleged lost, stolen and destroyed certificate and the issuance of the certificate and cash.

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6.           Further Assurances.  If at any time the Surviving Company shall consider or be advised that any further assignments, conveyances or assurances are necessary or desirable to vest, perfect or confirm in the Surviving Company the title to any property or rights of Interim Company or Adams or any subsidiary thereof, or otherwise to carry out the provisions hereof, the proper officers and directors of Interim Company or Adams, as the case may be, as of the Effective Time of the Merger, and thereafter the officers of the Surviving Company acting on behalf of Interim Company or Adams, as the case may be, shall execute and deliver any and all proper assignments, conveyances and assurances, and do all things necessary or desirable to vest, perfect or confirm title to such property or rights in the Surviving Company and otherwise carry out the provisions hereof.
7.           Termination and Abandonment.  This Plan of Merger may be terminated and the Merger abandoned as provided in the Agreement of Merger.
8.           Other Terms and Conditions.  All other terms and conditions to the Merger are as provided in the Agreement of Merger.
IN WITNESS WHEREOF, each of the parties hereto has caused this Plan of Merger to be executed on its behalf and its corporate seal to be hereunto affixed and attested by its corporate officers thereunto duly authorized, all as of the day and year first above written.

ABIGAIL ADAMS NATIONAL BANCORP, INC.
a corporation

By _/s/ Robert W. Walker____________________
                          President and Chief Executive Officer

ATTEST:

_/s/ Lorel D. Scott___________________
Its Secretary

ADAMS ACQUISITION, INC., a corporation

By _/s/ Brien M. Chase______________________
   President and Chief Executive Officer

ATTEST:

_/s/ Arlene Napier__________________
Its Secretary

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FIRST AMENDMENT TO
AGREEMENT OF MERGER

THIS FIRST AMENDMENT TO AGREEMENT OF MERGER (hereinafter sometimes referred to as the “Amendatory Agreement”), dated as of the 16th day of June, 2009, by and among PREMIER FINANCIAL BANCORP, INC. (“Premier”), ABIGAIL ADAMS NATIONAL BANCORP, INC. (“Adams”) and AANB ACQUISITION CORP. (“Interim Company”);
W I T N E S S E T H:
WHEREAS, Premier and Adams have entered into an Agreement of Merger dated as of December 30, 2008 (the “Agreement”) which has been adopted by Interim Company by Adoption Agreement dated as of January 27, 2009 (the “Adoption Agreement’); and
WHEREAS, Section 8.1 of the Agreement, captioned “Grounds for Termination”,  provides that the Agreement and the transactions contemplated thereby may be terminated at any time prior to the Closing Date (as defined in the Agreement) upon occurrence of various events, including, as set forth in Subsection (j) of Section 8.1, by either Adams or Premier if the Closing does not occur on or before June 30, 2009 unless extended by mutual agreement in writing; and
WHEREAS, Adams, Premier and Interim Company wish to extend the date by which Closing must occur to September 30, 2009; and
WHEREAS, Section 6(d) of the Agreement, captioned “Conditions Precedent”, provides that consummation of the merger is conditioned upon certain conditions, including, as set forth in Subsection (d) of Section 6, that Premier shall have completed the issuance to the United States Treasury of $24,000,000 of Premier Preferred Stock and warrants related thereto pursuant to the CPP, and Section 8.1 of the Agreement, captioned “Grounds for Termination”, provides that the Agreement and the transactions contemplated thereby may be terminated at any time prior to the Closing Date upon the occurrence of various events, including, as set forth in Subsection (k) of Section 8.1, by Premier if the issuance of at least $24,000,000 of Premier Preferred Stock and attendant warrants to the U.S. Treasury has not occurred; and
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WHEREAS, the $24,000,000 amount of Premier Preferred Stock was determined based upon the pro forma combined amount of Premier’s and Adams total risk-weighted assets, which amount has and may in the future decrease, and the parties hereto wish to amend the Agreement to provide for such decreases; and
WHEREAS, the Agreement provides in Section 9 that it may be amended or modified as therein provided.
NOW, THERFORE, in consideration of the foregoing premises, which are not mere recitals but are an integral part hereof, and in consideration of the mutual agreements hereinafter provided for, the parties hereto agree as follows:
1.           Subsection (j) of Section 8.1 of the Agreement is hereby amended to read as follows:
(j)	By either Adams or Premier, if the Closing does not occur on or before September 30, 2009 unless extended by mutual agreement in writing; or

2.           Subsection (d) of Section 6 of the Agreement is hereby amended to read as follows:
(d)
Issuance of Premier Preferred Stock Pursuant to CPP.  Premier shall have completed the issuance to the United States Treasury of (i) Premier Preferred Stock in an amount of at least $20,000,000 and (ii) warrants for the purchase of Premier Common Stock with an aggregate market price equal to 15% of such Premier Preferred Stock pursuant to the CPP upon terms and conditions set forth in the CPP purchase documents.

3.           Subsection (k) of Section 8.1 of the Agreement is hereby amended to read as follows:

(k)	By Premier, if the issuance of (i) Premier Preferred Stock in an amount at least $20,000,000 and (ii) attendant warrants for Premier Common Stock to the U.S. Treasury has not occurred.

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4.           Except as herein amended, the Agreement and the Adoption Agreement shall remain in full force and effect in accordance with their respective terms, which are hereby reaffirmed.
PREMIER FINANCIAL BANCORP, INC.

By _/s/ Brien M. Chase_____________________
Brien M. Chase, Senior Vice President
   and Chief Financial Officer
ATTEST

_/s/ Toney K. Adkins_____________
Its Assistant Secretary

ABIGAIL ADAMS NATIONAL BANCORP, INC.

By _/s/ Karen E. Troutman__________________
Karen E. Troutman, Senior Vice President
   and Chief Financial Officer
ATTEST

_/s/ Lorel D. Scott_______________
Its Secretary

AANB ACQUISITION CORP.

By _/s/ Brien M. Chase_____________________
Brien M. Chase, President
ATTEST

_/s/ Arlene Napier_______________
Its Secretary
Annex I - Page 56

Annex II

December 30, 2008

The Board of Directors
Premier Financial Bancorp, Inc.
2883 Fifth Avenue
Huntington, West Virginia  25702

Dear Members of the Board:

Premier Financial Bancorp, Inc., Huntington, West Virginia (“Premier”) and Abigail Adams National Bancorp, Inc., Washington D.C. (“Adams”) have entered into an agreement providing for the merger of Adams with and into Premier (the “Merger”).  The terms of the Merger are set forth in the Agreement of Merger dated December 30, 2008 (the “Agreement”).

The terms of the Merger provide that, with possible exception of those shares as to which dissenter’s rights may be perfected, each outstanding share of $.01 Par value Common Stock of Adams will be converted into the right to receive 0.4461 shares of no par value common stock of Premier (the “Consideration”) provided, however, that no fractional shares of Premier common stock will be issued as a result of the Merger.

You have asked our opinion as to whether the Consideration is fair to the respective shareholders of Premier from a financial point of view.

In rendering our opinion, we have reviewed certain publicly available business and financial information relating to Premier and Adams, as well the drafts of the Agreement.  We have also reviewed certain other information, including financial forecasts provided to us by Premier and/or Adams, and have discussed the business and prospects of Premier and Adams with management, as well as other matters that may be relevant.

In addition, we have, among other things: (a) to the extent deemed relevant, analyzed selected public information of certain other financial institutions and compared Premier and Adams from a financial point of view to the other financial institutions; (b) compared the terms of the Merger with the terms of certain other comparable transactions to the extent information concerning such acquisitions was publicly available; (c) made such other analyses and examinations as we deemed necessary.
We have not independently verified the financial and other information concerning Premier or Adams.  We have assumed the accuracy and completeness of all such information; however, we have no reason to believe that such information is not accurate and complete.  Our conclusion is rendered on the basis of securities market conditions prevailing as of the date hereof and on the conditions and prospects, financial and otherwise, of Premier and Adams as they exist and are known to us as of December 30, 2008.

We have acted as financial advisor to the Board of Directors of Premier in connection with the Merger and will receive, from Premier, a fee for our services; a portion of which is contingent upon the consummation of the Merger, however, fees for rendering our Opinion are not contingent upon the opinion expressed herein.

It is understood that this opinion may be included in its entirety in any communication by Premier or the Board of Directors to the stockholders of Premier.  The opinion may not, however, be summarized, excerpted from or otherwise publicly referred to without our prior written consent.

Based on the foregoing, and subject to the limitations described above, we are of the opinion that the Consideration is fair to the shareholders of Premier from a financial point of view.

Sincerely,

/s/ Baxter Fentriss and Company
Baxter Fentriss and Company

Annex III

RP® FINANCIAL, LC. Financial Services Industry Consultants
December 29, 2008

Board of Directors
Abigail Adams National Bancorp, Inc.
1130 Connecticut Avenue, N.W., Suite 200
Washington, DC  20036

Members of the Board:

You have requested that RP® Financial, LC. (“RP Financial”) provide you with its opinion as to the fairness from a financial point of view to the shareholders of Abigail Adams National Bancorp, Inc., Washington, D.C. (“Adams”), the bank holding company for Adams National Bank and Consolidated Bank & Trust Company, of the Agreement of Merger (“Agreement”) between Adams and Premier Financial Bancorp, Inc., Huntington, West Virginia (“Premier”), the bank holding company for six subsidiary banks.  Unless otherwise defined, all capitalized terms incorporated herein have the meanings ascribed to them in the Agreement.

Summary Description of the Merger Consideration

Pursuant to the Agreement, Premier will acquire Adams in a stock transaction (the “Merger”).  Each share of Premier Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and unaffected by the Merger.   At the Effective Time, each holder of Adams Common Stock (other than those shares of Adams Common Stock for which appraisal rights have been perfected pursuant to the Delaware General Corporation Law), shall receive in respect thereof, subject to the limitations set forth in the Agreement, 0.4461 shares of Premier Common Stock (the “Merger Consideration”) for each share of Adams Common Stock and each Adams Stock Option shall be converted into an option to purchase 0.4461 shares of Premier Common Stock.  The exercise price of the converted Adams Stock Option shall be the existing exercise price multiplied by 0.4461.  As of the date hereof, there were 3,463,569 common shares of Adams issued and outstanding and 8,062 granted stock options outstanding.  The terms and conditions of the Merger are more fully set forth in the Agreement.

RP Financial Background and Experience

RP Financial, as part of its financial institution valuation, merger advisory and consulting practice, is regularly engaged in the valuation of the securities of insured financial institutions and financial service companies including mortgage banking companies (residential and commercial), title companies, trust companies, asset managers, real estate brokerages and insurance agencies in connection with mergers and acquisitions, initial and secondary stock offerings, mutual-to-stock conversions of thrift institutions, and  business valuations for other purposes.  As specialists in the securities of financial institutions, RP Financial has experience in, and knowledge of, the markets for the securities of such institutions, including institutions operating in Washington, D.C. and the Mid-Atlantic region of the U.S.

Materials Reviewed

In rendering this opinion, RP Financial reviewed the following material:

•	the Agreement dated December 29, 2008, including attachments;

Washington Headquarters
Rosslyn Center Telephone:  (703) 528-1700
1700 North Moore Street, Suite 2210 Fax No.:  (703) 528-1788
Arlington, VA  22209 Toll-Free No.:  (866) 723-0594
www.rpfinancial.com E-Mail:  mail@rpfinancial.com
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Board of Directors
December 29, 2008

•	the following information from Adams –

o	audited consolidated financial statements included in the annual reports and Form 10-K for the fiscal years ended December 31, 2005 through 2007;

o	unaudited consolidated financial data, including shareholder reports, securities filings and financial statements filed on Form 10-Q through September 30, 2008;

o	quarterly financial reports submitted to regulatory agencies for Adams and the two subsidiary banks through September 30, 2008;

o
internal financial and other reports through October 31, 2008 with regard to current and projected balance sheet and off-balance sheet composition, profitability, interest rates, volumes, maturities, market values, trends, credit risk, interest rate risk, liquidity risk and operations;

o	the shareholder proxy statements for the last three fiscal years; and,

o	the written agreement by and between Adams National Bank and The Office of the Comptroller of the Currency (“OCC”), dated October 1, 2008;

•	the following information for Premier –

o	audited consolidated financial statements included in the annual reports and Form 10-K for the fiscal years ended December 31, 2005 through 2007;

o	unaudited consolidated financial data, including shareholder reports, securities filings and financial statements filed on Form 10-Q through September 30, 2008;

o	quarterly financial reports submitted to regulatory agencies for Premier and the subsidiary banks through September 30, 2008;

o
internal financial and other reports through September 30, 2008 with regard to current and projected balance sheet and off-balance sheet composition, profitability, interest rates, volumes, maturities, market values, trends, credit risk, interest rate risk, liquidity risk and operations; and

o	the shareholder proxy statements for the last three fiscal years; and,

•
discussions with Adams’ executive management regarding the past and current operations, financial condition, future prospects, and compliance with the existing agreement between the OCC and Adams National Bank;

•
that 80% of the stock of Adams National Bank is pledged as collateral for borrowings, and that it is expected that the remaining 20% of Adams National Bank stock and 100% of Consolidated Bank & Trust Company stock will be pledged as stock for additional borrowings;

•	discussions with Adams’ executive management and Board of Directors regarding their assessment of the rationale for the Merger;

•	the comparative financial performance and market pricing of the common stock of Adams with that of certain publicly-traded companies which we believe to be generally relevant;

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Board of Directors
December 29, 2008

•	the reported price and trading activity for the shares of common stock of Adams;

•	an analysis of the financial terms outlined in the Agreement, including the ratios of the purchase price to Adams’ per share financial measures;

•
an analysis of the pricing ratios paid to Adams compared to the average, median, high and low pricing ratios indicated by bank merger transactions involving selling banks with credit and financial characteristics similar to Adams;

•	the expectation that Premier will inject up to $6.5 million of capital so that Adams National Bank is meeting its capital requirements as of December 31, 2008;

•	an impact analysis of the effect of the merger, including issuance of the Merger Consideration, on the balance sheet and earnings of Premier;

•	the termination provisions of the Agreement, including the termination provisions by Premier, if –

o
Premier shall not have completed the issuance to the United States Treasury of $24.0 million of Premier Preferred Stock pursuant to the Capital Purchase Program and warrants for the purchase of Premier Common Stock with an aggregate market price equal to 15% of such Premier Preferred Stock;

o
Adams National Bank is not in substantial compliance with the provisions of the written agreement by and between Adams National Bank and the OCC, dated October 1, 2008, including, without limitation, the  provisions of Article IV and Article XII thereof; and

•	the competitive, economic and demographic characteristics nationally, regionally and in the local market area;

•	the potential impact of regulatory and legislative changes financial institutions, including Adams and Premier;

•	the nature of interest by other interested parties;

•	the prospective strategic benefits of the Merger to Premier as well as to Adams; and

•	other considerations, including regulatory considerations.

In rendering its opinion, RP Financial relied, without independent verification, on the accuracy and completeness of the information concerning Adams, Premier and their related subsidiaries furnished by the respective institutions to RP Financial for review for purposes of its opinion, as well as publicly-available information regarding other financial institutions and competitive, economic and demographic data.  We have further relied on the assurances of management of Adams and Premier that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading.  We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any such responsibility or liability for the accuracy or completeness thereof.  Adams and Premier did not restrict RP Financial as to the material it was permitted to review.  RP Financial did not perform or obtain any independent appraisals or evaluations of the assets and liabilities, the collateral securing the assets or the liabilities (contingent or otherwise) of Adams or Premier or the collectability of any such assets, nor have we been furnished with any such evaluations or appraisals.  We did not make an independent evaluation of the adequacy of the allowance for loan losses of Adams or Premier nor have we reviewed any individual credit files relating to Adams or Premier.

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Board of Directors
December 29, 2008

We have assumed that, with your consent, the respective allowances for loan losses for both Adams and Premier are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity, except that Adams National Bank may make additional provisions to its allowance for loan losses as a result of the loan review conducted by an independent third party.

With respect to such estimates and projections of transaction costs, purchase accounting adjustments, expected cost savings and other synergies and other information prepared by and/or reviewed by Adams’ and/or Premier’s executive management and used by RP Financial in its analyses, RP Financial assumed, with your consent, that they reflected the best currently available estimates and judgments of Adams and/or Premier’s executive management of the respective future financial performances of Adams and/or Premier and we assumed that such performances would be achieved.  We express no opinion as to such estimates or projections or the assumptions on which they are based.

RP Financial, with your consent, has relied upon the advice Adams has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and other transactions contemplated by the Agreement.  In rendering its opinion, RP Financial assumed that, in the course of obtaining the necessary regulatory and governmental approvals for the proposed Merger, no restriction will be imposed on Premier that would have a material adverse effect on the ability of the Merger to be consummated as set forth in the Agreement.  We have also assumed that there has been no material change in Adams’ or Premier’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statement made available to us.  We have assumed in all respects material to our analyses, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements and that the conditions precedent in the Agreement are not waived.

Opinion

It is understood that this letter is directed to the Board of Directors of Adams in its consideration of the Agreement.   It is understood that this opinion may be included in its entirety in any communication by Adams or its Board of Directors to the shareholders of Adams.  It is also understood that this opinion may be included in its entirety in any regulatory filing by Adams or Premier and that RP Financial consents to the summary of this opinion in the proxy materials and any amendments thereto.

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Board of Directors
December 29, 2008

Except as described above, this opinion may not be summarized, excerpted from or otherwise publicly referred to without RP Financial’s prior written consent.

It is understood that this opinion is based on market conditions and other circumstances existing on the date hereof.  Events occurring after the date hereof could materially affect this opinion.  We are expressing no opinion herein as to what the value of Premier’s common stock will be when issued to Adams’ shareholders pursuant to the Agreement or the prices at which Premier’s or Adams’ common stock may trade at any time.

We will receive a fee for our financial advisory services, including this fairness opinion, a portion of which will be received upon consummation of the Merger.  Adams has agreed to indemnify us against certain liabilities arising out of our engagement.  We have previously provided certain other valuation, planning and financial advisory services to Adams.

It is understood that this opinion may be included in its entirety in any communication by Adams or its Board of Directors to the stockholders of Adams.  It is also understood that this opinion may be included in its entirety in any regulatory filing by Adams or Premier, and that RP Financial consents to the summary of this opinion in the proxy materials of Adams, and any amendments thereto.  Except as described above, this opinion may not be summarized, excerpted from or otherwise publicly referred to without RP Financial’s prior written consent.

Based upon and subject to the foregoing, and other such matters we consider relevant, it is RP Financial’s opinion that, as of the date hereof, the Merger Consideration to be received by the holders of Adams Common Stock, as described in the Agreement, is fair to such shareholders from a financial point of view.

Respectfully submitted,

RP® FINANCIAL, LC.

/s/ RP Financial, LC.

Annex III - Page 5

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 271B.2-020(2)(d) of Kentucky Business Corporation Act (the "Act") enables a Kentucky corporation to provide in its articles of incorporation, and the Registrant has so provided in its Articles of Incorporation, for the elimination or limitation of the personal liability of  a director to the corporation or its shareholders for monetary damages for breach of his fiduciary duty as a director; provided, however, that a director's liability is not eliminated or limited:  (1) for any transaction in which the director's personal financial interest is in conflict with the financial interests of the corporation or its shareholders; (2) for acts or omissions not in good faith or which involve intentional misconduct or are known to the director to be a violation of law; (3) for any vote or assent to an unlawful distribution to shareholders as prohibited under Section 271B.8-330 of the Act (which imposes liability on directors for payments of dividends, purchases, redemptions or other acquisitions of shares, and distributions of indebtedness that are unlawful); or (4) for any transaction from which the director derived an improper personal benefit.

Section 271B.8-510 of the Act permits the indemnification by a corporation of any director who is made party to a threatened, pending or completed action, suit or proceeding because he is or was a director of such corporation. To be eligible for indemnification, such person must have conducted himself in good faith and reasonably believed that his conduct, if undertaken in his official capacity with the corporation, was in the corporation's best interests, and, if not in his official capacity, was at least not opposed to the corporation's best interests. In the case of a criminal proceeding, the director must also not have reasonable cause to believe his conduct was unlawful. A director may not be indemnified under the above-referenced section in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or in connection with any other proceeding charging improper personal benefit by him, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him. Indemnification permitted under Section 271B.8-510 of the Act in connection with a proceeding by or in the right of the corporation shall be limited to reasonable expenses incurred in connection with the proceeding. Section 271B.8-560 of the Act provides that a Kentucky corporation may indemnify its officers, employees and agents to the same extent as directors.  Mandatory indemnification against reasonable expenses incurred in connection with a proceeding is provided for by the Act, unless otherwise limited by the corporation's articles of incorporation, where a director or officer has been wholly successful on the merits or otherwise, in the defense of any proceeding to which he was a party because he is or was a director or officer of the corporation.  A court of competent jurisdiction may also order indemnification if the director is fairly and reasonably entitled thereto in view of all relevant circumstances, whether or not he met the applicable standard of conduct or was adjudged liable to the corporation.

The Act provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise.  Additionally, the Act provides that a corporation may purchase and maintain insurance on behalf of directors, officers, employees and agents of the corporation against liability asserted against or incurred by such party in their respective capacity with the corporation.

Articles X of the Registrant's Articles of Incorporation and Article VIII of the Registrant's By-Laws require Registrant to indemnify its directors and officers to the fullest extent permitted by the Act.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)   The Exhibit Index appearing on the page following the signature page of this Registration Statement is hereby incorporated by reference.

(b)   The financial statement schedules are being furnished as part of the prospectus.

(c)   The Opinions of RP Financial, LC and Baxter Fentriss and Company are being furnished as part of the joint proxy statement/prospectus.

ITEM 22.  UNDERTAKINGS

1.     (a)   The undersigned registrant hereby undertakes:

           (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;  (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b)    That for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)    To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

2.     The undersigned registrant hereby undertakes as follows:  that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters in addition to the information called for by the other Items of the applicable form.

3.     The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415 (230.415 of this chapter), will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

4.     Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

5.     The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means.  This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

6.     The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration when it became effective.

7.     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Huntington, State of West Virginia, on the 17th day of June, 2009.

PREMIER FINANCIAL BANCORP, INC.

By: /s/ Robert W. Walker
                    Robert W. Walker – President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.  Know all men by these presents, that each person whose signature appears below constitutes and appoints Robert W. Walker and Brien M. Chase, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him or her and in his name, place and stead, in any and all capacities, to sign any or all amendments to this registration statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in the about the premises, as fully to all intents and purposes as he or she might do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Signature	Title	Date

/s/ Robert W. Walker	Director, President and Chief Executive Officer	June 17, 2009
Robert W. Walker
/s/ Brien M. Chase	Chief Financial Officer and Chief Accounting Officer	June 17, 2009
Brien M. Chase
/s/ Toney K. Adkins	Director	June 17, 2009
Toney K. Adkins
/s/ Hosmer A. Brown, III	Director	June 17, 2009
Hosmer A. Brown, III
/s/ Edsel R. Burns	Director	June 17, 2009
Edsel R. Burns

/s/ E. V. Holder, Jr.	Director	June 17, 2009
E.V. Holder, Jr.
/s/ Keith F. Molihan	Director	June 17, 2009
Keith F. Molihan
/s/ Marshall T. Reynolds	Chairman of the Board	June 17, 2009
Marshall T. Reynolds
/s/ Neal W. Scaggs	Director	June 17, 2009
Neal W. Scaggs
/s/ Thomas W. Wright	Director	June 17, 2009
Thomas W. Wright

EXHIBIT INDEX

EXHIBIT                            DESCRIPTION OF DOCUMENT

2.1
Agreement of Merger dated December 30, 2009 between Premier Financial Bancorp, Inc. and Abigail Adams National Bancorp, Inc. and AANB Acquisition Corp. as amended by First Amendment to Agreement of Merger dated June 16, 2009 (included as Annex I to Joint Proxy Statement)

3.1.1	Form of Articles of Incorporation of Premier included as Exhibit 3.1 to Premier's Registration Statement of Form S-1, Registration No. 333-1702, filed on February 28, 1996 is incorporated herein by reference.

3.1.2	Form of Articles of Amendment to Premier Articles of Incorporation, included as Exhibit 3.2 to Premier's Amendment No. 1 Registration Statement of Form S-1, Registration No. 333-1702, filed on March 25, 1996 is incorporated herein by reference.

3.2	By-laws of Premier, as amended, filed as Exhibit 3.1 to Form 10-Q filed on November 13, 2007 are incorporated herein by reference.

5.1	Opinion of Huddleston Bolen LLP, including consent

8.1	Form of Tax Opinion of Huddleston Bolen LLP, including consent.

8.2	Form of Tax Opinion of Luse Gorman Pomerenk & Schick PC.

21	Subsidiaries of Registrant (Incorporated herein by reference to Premier Financial Bancorp, Inc.’s Form 10-K for the year ended December 31, 2008).

23.1	Consent of Huddleston Bolen LLP (to be included in Legal Opinion Exhibit 5.1).

23.2	Consent of Luse Gorman Pomerenk & Schick PC (to be included in Tax Opinion Exhibit 8.2).

23.3                          Consent of Baxter Fentriss and Company.

23.4                          Consent of RP Financial.

23.5                          Consent of Crowe Horwath LLP

23.6                          Consent of McGladrey & Pullen, LLP

24                             Powers of Attorney (included on Pages II-5 and II-6)

99.1                          Form of Proxy for Abigail Adams National Bancorp, Inc.

99.2                          Form of Proxy for Premier Financial Bancorp, Inc.